Form 20-F
period 1997-03-31
ZINDART INDUSTRIAL CO LTD
filed 1997-06-18
CIK 1028637

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended March 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

                          -----------------------------

                   Commission file number ___________________

                          -----------------------------

                                 Zindart Limited
             (Exact Name of Registrant as Specified in Its Charter)

                          -----------------------------

       Zindart Limited                                     Hong Kong
(Translation of Registrant's                    (Jurisdiction of Incorporation
      Name into English)                                or Organization)

                          -----------------------------

                             Flat C & D, 25/F Blk 1
                           Tai Ping Industrial Centre
                                57 Ting Kok Road
                             Tai Po, N.T., Hong Kong
                    (Address of Principal Executive Offices)

                           ---------------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                         Name of Each Exchange
        Title of Each Class                               on Which Registered
        -------------------                               -------------------
    American Depositary Shares                          Nasdaq National Market

                                 ---------------

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           American Depositary Shares
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None
                                (Title of Class)

          Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close
                  of the period covered by the annual report.

As of March 31, 1997, 6,500,000 Ordinary Shares were issued and outstanding, of which 1,500,000 are American Depositary Shares. An additional 225,000 American Depositary Shares were issued on April 8, 1997.

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes        No   X
                                              -----     -----

         Indicate by check mark which financial statement item the registrant
has elected to follow. Item 17 Item 18   X
                                       -----



================================================================================

                                TABLE OF CONTENTS
                                 ZINDART LIMITED


                                                                                 Page
          Supplemental Information and Exchange Rates........................... (ii)

                                     PART I

Item 1.   Description of Business...............................................    1

Item 2.   Description of Property...............................................   13

Item 3.   Legal Proceedings and Insurance.......................................   15

Item 4.   Control of Registrant.................................................   15

Item 5.   Nature of Trading Market..............................................   17

Item 6.   Exchange Controls and Other Limitations Affecting Security Holders ...   17

Item 7.   Taxation..............................................................   18

Item 8.   Selected Consolidated Financial Data..................................   20

Item 9.   Management's Discussion and Analysis of Financial Condition and
              Results of Operations.............................................   22

Item 10.  Directors and Officers of Registrant..................................   28

Item 11.  Compensation of Directors and Officers................................   30

Item 12.  Options to Purchase Securities from Registrant........................   31

Item 13.  Interest of Management in Certain Transactions........................   31

                                     PART II

Item 14.  Description of Securities to be Registered............................   32

                                    PART III

Item 15.  Defaults Upon Senior Securities.......................................   33

Item 16.  Changes in Securities and Changes in Security for Registered
              Securities........................................................   33

                                     PART IV

Item 17.  Consolidated Financial Statements.....................................   34

Item 18.  Consolidated Financial Statements.....................................   35

Item 19.  Consolidated Financial Statements and Exhibits........................   35

          Appendix - Description of Graphics....................................  A-1




                                      (i)

                   SUPPLEMENTAL INFORMATION AND EXCHANGE RATES

         All references in this annual report (the "Annual Report") to "U.S. Dollars," "Dollars," "US$" or "$" alone are to United States dollars; all references to "HK Dollars" or "HK$" are to Hong Kong dollars, and all references to "Renminbi" or "Rmb" are to Renminbi, which is the currency of the People's Republic of China (the "PRC"). This Annual Report contains translations of certain HK Dollar amounts into U.S. Dollar amounts at specified rates. These translations should not be construed as representations that the HK Dollar amounts actually represent or represented such U.S. Dollar amounts or could be or could have been converted into U.S. Dollars at the rates indicated. Unless otherwise stated, the translations of HK Dollars into U.S. Dollars have been made at the rate of US$1.00 = HK$7.73.

         The consolidated financial statements presented herein have been prepared in conformity with generally accepted accounting principles in the United States ("U.S. GAAP").








                                      (ii)

                         ORGANIZATION OF ZINDART LIMITED

         The following chart shows the organization of Zindart Limited ("Zindart"), its principal shareholders and operating subsidiaries as of March 31, 1997:








                                     (iii)

                                     PART I

         This Annual Report contains forward-looking statements that involve risks and uncertainties. Zindart's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Item 1 -- Risk Factors" and elsewhere in this Annual Report.

ITEM 1. DESCRIPTION OF BUSINESS

         Since its inception, Zindart's goal has been to become the leading manufacturer of high-quality die-cast and injection-molded products for the premier U.S. designers and marketers of die-cast collectibles collectible holiday ornaments and toys. Zindart was founded in Hong Kong in 1978 by George
K. D. Sun, who believed that, in order to succeed, Asian light manufacturers had to build industry partnerships with their customers by providing them with consistently high-quality, mass-produced products at affordable prices. It was Mr. Sun's plan to meet the needs of Zindart's customers and forge the desired industry partnerships by seeking to manage the entire product engineering and manufacturing process rather than acting simply as a volume contract manufacturer. Zindart's long-term relationships with its two largest customers exemplify the type of industry partnerships envisioned by Mr. Sun. See "Markets, Products and Customers" below.

         In the early 1980s, Zindart decided to capitalize on opportunities in the People's Republic of China (the "PRC") by moving its manufacturing operations to Guangdong Province. In so doing, Zindart realized substantial savings in labor and operating costs and gained access to a large pool of technically trained craftsmen for its mold- and model-making operations and other capable but relatively inexpensive laborers for its manufacturing and assembly operations. Zindart also developed and trained a local PRC management team resulting both in cost savings and increased synergy between labor and management. In 1982, Zindart opened the Zhong Xin factory in the Tian He district of Guangzhou. In 1987, due to expanding sales and the need for additional production capacity, Zindart opened a second production facility in the PRC -- the Xin Xing factory in the Henan district of Guangzhou.

         In 1987, in order to secure PRC governmental support for Zindart's operations in the PRC, Mr. Sun, the Ertl Company ("Ertl"), a leading U.S. designer and marketer of die-cast collectible replicas, and certain members of management collectively sold a controlling interest in Zindart to certain PRC entities. In 1993, in order to enable Zindart to gain access to U.S. management expertise and capital markets, Mr. Sun asked the PRC entities to sell their shares in Zindart to funds under the management of ChinaVest, Advent and certain other shareholders, which they did, and concurrently Mr. Sun sold a majority of his shares to these parties.

         By late 1994, in response to growth in sales, Zindart decided to build the Dongguan Facility in order to expand and consolidate its manufacturing operations. Phase I of the construction of the Dongguan Facility was completed in 1996 and Phase II will be completed in late 1997. Upon completion of Phase II of the construction of the Dongguan Facility, Zindart will increase its current manufacturing space in the Dongguan Facility by 470,000 square feet. The workers and production lines from the other facilities will be relocated to the Dongguan Facility. The relocation is expected to begin in July 1997 and conclude in late calendar 1997. However, there can be no assurance that such relocation will be completed successfully, on time or at all. See "Item 2 -- Description of Property." During the past two decades, Mr. Sun recruited and trained Zindart's current executive team, and in the past few years gradually transferred to them responsibility for managing all of Zindart's day-to-day operations.

Mr. Sun continues to be responsible for providing leadership to and engaging in strategic planning for Zindart.

         Zindart's Xin Xing and Dongguan facilities are owned by Sino-foreign joint ventures ("CJVs") in which PRC parties own minority interests. Zindart structured these facilities in this format in order to avail itself of certain tax holidays granted to CJVs and to gain the assistance of local parties in establishing and operating the facilities. Such assistance principally involves representing the CJVs to government authorities responsible for the allocation and use of land, the provision of municipal services and labor relations. Zindart continues to rely on such PRC parties for the efficient provision of services that are material to the conduct of operations at these facilities. See "Notes to Financial Statements" and "Risk Factors -- Dependence on PRC Parties."

         In March and April 1997, Zindart successfully completed its initial public offering of an aggregate of 1,725,000 American Depositary Shares ("ADSs") at $10.00 per share. The ADSs are listed solely on the Nasdaq National Market under the symbol "ZNDTY." As of April 30, 1997, Zindart had 6,725,000 ordinary shares (the "Ordinary Shares") outstanding.

MARKETS, PRODUCTS AND CUSTOMERS

         Die-cast Collectibles

         Zindart manufactures a wide range of metal die-cast collectible scale model replicas of automobiles, such as Mercedes Benz, BMW, Corvette and Mustang, trucks, planes, farm implements and construction equipment, such as John Deere and Caterpillar, and classic cars, such as the 1932 Cadillac, the 1964 Aston Martin and the 1956 Ford Thunderbird. These replicas, which come in various scales from 1/12th to 1/64th of the size of the original product, are medium- and high-feature products that must meet exacting standards. Many of the die-cast replicas manufactured by Zindart have complex designs which require high-quality workmanship and decorative details, with pad printing of as many as one hundred imprints. The most complex of these models incorporate up to 200 moveable parts. The die-cast scale model replicas manufactured by Zindart are sold through hobby shops, collectors' clubs, car and equipment dealers, toy and gift stores and other channels. These products typically retail in the U.S. for between $150.00 and $180.00 for the high-feature products between $25.00 and $60.00 for the medium- feature products and between $5.00 and $10.00 for the low-feature products. Many of these products have nostalgic appeal to adult consumers. In addition, some of these products, especially the automobile replicas, have attracted a following of collectors and are traded on a secondary market. It is Zindart's belief, based on many years of sales experience, that many die-cast collectibles have enduring consumer appeal. For example, Zindart manufactures on an annual basis several products for which molds were made between five and ten years ago. These include the 70 Ford Mustang, '68 Pontiac GTO, '67 Corvette convertible, Ford Roadster, Allis Chalmers Model "C" Tractor and John Deere Skidsteer Loader.

         Zindart's primary customer for die-cast collectibles is Ertl, a leading U.S. designer and marketer of die-cast collectible replicas with fiscal year ("FY") 1995 sales of over $200 million. In calendar year 1996, Ertl had record sales of its die-cast products line. Ertl was Zindart's first customer in 1978 and has been a customer ever since. In 1982, an Ertl affiliated company, Ertl (Hong Kong) Limited, acquired a significant equity interest in Zindart. Currently, Ertl's Chief Executive Officer is a director of Zindart. See "Item 10 -- Directors and Officers of the Registrant." In FY 1996 and FY 1997, sales to Ertl accounted for 25.9% and 28.4% of Zindart's net sales, respectively. Customers of Zindart for die-cast collectibles include other well-known designers and marketers of such products, such as Revell-

Monogram, which has been a customer of Zindart since 1987, and SWG of Germany, which has been a customer of Zindart since 1989. Revell-Monogram is a leading worldwide designer and marketer of plastic model kits and die-cast replicas of airplanes, automobiles and ships marketed under the "Revell" and "Monogram" brand names. SWG is one of the largest designers and marketers of die-cast replicas in Germany, which are sold under the brand name "Siku." Zindart is currently manufacturing molds for die-cast collectibles for Mattel, Inc. Zindart recently received an approximately $2.0 million order from Mattel, Inc. for the production of Hot Wheels Pro-Racing(TM) automobile replicas for delivery in Zindart's 1998 fiscal quarter ending June 30, 1997. Zindart believes that this major order signals that Mattel is developing Zindart into a core supplier in the metal die-cast Hot Wheels Pro-Racing(TM) and Legend Series(TM).

         Collectible Holiday Ornaments

         Hallmark, long known as a leading producer of greeting cards, has successfully diversified into collectible holiday ornaments and giftware products. Hallmark relies on Zindart to manufacture many of its Keepsake Ornaments(TM), which consist of a variety of Christmas ornaments, holiday-themed pieces and other giftware both in die-cast zinc alloy and plastic, Hallmark's Keepsake Ornaments products also include free-standing decorations such as die-cast replicas of pedal cars, which were first manufactured by Zindart in 1992. Production of Keepsake Ornaments products requires highly developed hand spray painting skills and attention to quality by each member of Zindart's workforce in order to meet Hallmark's exacting aesthetic and quality requirements. Hallmark reported record sales of its Keepsake Ornaments(TM) line in FY 1997.

         The Keepsake Ornaments(TM) manufactured by Zindart are collectibles sold through authorized retail outlets. These products typically retail in the U.S. for between $7.00 and $25.00. Many purchasers of Keepsake Ornaments(TM) consider these products to be valuable, collectible items. In addition to traditional holiday themes, many Keepsake Ornaments(TM) depict characters from storybooks and films such as the Wizard of Oz, Star Trek, Pocahontas, the Flintstones, and Peanuts, and various American icons such as Lou Gehrig and Babe Ruth. Sales to Hallmark accounted for 27.0% and 28.4% of Zindart's net sales in FY 1996 and FY 1997, respectively.

         Action Figures and Miniature Figurine Playsets

         Zindart also manufactures action figures and miniature figurine playsets for various designers and marketers such as Hasbro, Inc., Tyco Toys, Inc. and Lewis Galoob Toys, Inc. These products include miniature replicas of popular television and movie characters such as Thomas the Tank Engine & Friends and various Disney and Sesame Street characters. These products typically retail in the U.S. for between $5.00 and $15.00. Zindart believes that a developing trend among toymakers is to focus on profitability rather than volume. As a result, many toymakers are moving into the sale of higher-priced toys, the production of which requires high-quality and detailed manufacturing skills of the type offered by Zindart.

EMPLOYEES

         Zindart currently employs over 6,800 persons, of whom approximately 5,400 are production workers, 600 are administrative staff and 800 are engineering and technical personnel. See "Risk Factors -- Risks Relating to Zindart -- Employees." As is customary for employers in the PRC, each of Zindart's production facilities includes housing facilities for workers. Zindart is committed to providing good working and living conditions for its employees in the PRC. To that end, Zindart has adopted a code of conduct relating to human rights, including a prohibition on use of child labor, and guidelines regarding worker safety, wages and hours. Zindart intends to retain outside consultants to review and assist in improving the working and living conditions of its employees. As a result, Zindart believes its relationship with its employees is good. None of Zindart's employees is a member of any union.

         Zindart provides training to its managers and executives in its Hong Kong headquarters through courses conducted by industry professionals engaged by Zindart as well as by senior management. The courses cover management skills, total quality management, ISO 9000 requirements and the technical aspects of Zindart's operations. In addition, Zindart sponsors a number of technical staff to attend night classes and in-house seminars for workers are held semi-annually by the quality control staff or the factory managers on quality requirements.

COMPETITION

         Zindart faces competition from several companies for the manufacture of die-cast collectibles and from several other companies for the manufacture of collectible holiday ornaments. Zindart faces competition from numerous companies for the manufacture of toys. Zindart believes that the basis for competition in the manufacture of all of these products is price, quality and the ability to produce in required volumes and to timely meet delivery schedules. Zindart believes that, to date, it has been able to successfully compete with respect to each of these criteria. However, no assurance can be given that Zindart will be able to continue to compete successfully or that it will not face increased competition from new entrants or increased price competition. Zindart expects increased competition from manufacturers of low-priced toys that may seek to enter the higher margin business of manufacturing high-quality toys die-cast collectibles and collectible holiday ornaments. Some of these potential competitors may have significantly greater financial, technical, manufacturing and marketing resources than Zindart. See "Risk Factors -- Risks Relating to Zindart -- Competition" and " -- Lack of Barriers to Entry."

SUBSIDIARIES

         Zindart has a controlling interest in two mold-making subsidiaries. In August 1994, Zindart acquired a 55% interest in Onchart Industrial Limited, a British Virgin Islands corporation. In December 1994, Zindart acquired a 51% interest in Luen Tat Mould. Prior to these acquisitions, Zindart had regularly contracted with these companies to provide mold-making services to Zindart. Presently, Luen Tat Mould conducts its mold-making operations in one of Zindart's factories, and provides Zindart with the largest in-house mold and model-making capacity in southern China. Both subsidiaries will move their operations to the Dongguan Facility upon completion of Phase II of the construction.

         Luen Tat Mould owns an 18% interest in Luen Tat Model, which provides model-making services to Luen Tat Mould.

RAW MATERIALS

         Zindart uses zinc alloy and various plastic resins in its manufacturing operations. The supply and demand for zinc alloy and for both plastic resins and the petrochemical intermediates from which plastic resins are produced are subject to cyclical and other market factors and can fluctuate significantly. Zindart acquires raw materials for its die-cast production primarily from Australia, Belgium and Canada. Plastics used for manufacturing collectible holiday ornaments and figurines are obtained from Hong Kong. Zindart's standard practice is to maintain a supply of raw materials sufficient for approximately three months' production. See "Risk Factors -- Risks Relating to Zindart -- Dependence on Raw Materials" below.

BACKLOG AND SEASONALITY

         Zindart's customers generally place orders two to three months in advance of target delivery dates. These purchase orders may be canceled by the customer upon reimbursement of actual costs incurred and payment of a portion of lost profits, as determined on a case-by-case basis. As is customary in the PRC, each year Zindart closes its facilities for two weeks during the months of January or February in celebration of the Chinese New Year holidays. As a result, Zindart's fourth fiscal quarter production and revenues have in the past been lower than in other quarters and are expected to be lower than other quarters in the future. Except as attributable to the observance of the New Year, Zindart has not experienced seasonality in its operations, although it could show quarterly fluctuations based on the timing of orders placed by its customers.

         As of March 31, 1997, Zindart had orders on hand of approximately $21.5 million, compared to $24.1 million at March 31, 1996. Less than 1% of Zindart's total annual customer orders have been canceled in any of the last three years.

TRADEMARKS AND OTHER PROPRIETARY RIGHTS

         Zindart has no registered trademarks or other registered proprietary rights. Zindart's key employees have entered into confidentiality agreements with Zindart.

ENVIRONMENTAL MATTERS

         The plants and equipment owned and operated by Zindart and the construction activity associated with the expansion program are subject to comprehensive PRC laws and regulations for environmental protection. If Zindart were found to be in violation of any such regulation, it would be given a period of time to remedy the problem. If it failed to do so, the PRC government could impose sanctions including, but not limited to, a shut-down of operations until such time as Zindart complied with such regulations. Each of Zindart's manufacturing facilities have been subject to periodic environmental review by the local authorities and have never incurred a fine or penalty for any breach or violation of any applicable environmental laws. Zindart believes that its manufacturing and other operations are in compliance in all material respects with existing applicable environmental laws. See "Risk Factors -- Risks Relating to Zindart -- Environmental Matters."

RISK FACTORS

         Limited Reporting Requirements

         As a foreign private issuer, Zindart is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, Zindart is not required to publish financial statements as frequently, as promptly or containing the same information as U.S. companies.

         Risks Relating to Zindart

         Dependence on Major Customers, Cancelable Orders. Sales to two major customers -- Hallmark and Ertl -- account for a majority of Zindart's total net sales. Sales to these two customers as a percentage of Zindart's total net sales during the fiscal years ended March 31, 1995, 1996 and 1997 were approximately 63.3%, 52.9% and 56.8%, respectively. The Chief Executive Officer of Ertl is a director of Zindart. See "Item 10 -- Directors and Officers of the Registrant." In addition, sales to four other customers, Hasbro, Inc., SWG, Drumwell Limited, and Tyco (Hong Kong) Limited, as a percentage of Zindart's total net sales during fiscal years 1995, 1996 and 1997 in the aggregate were approximately 16.3%, 21.3% and 20.2%, respectively. Moreover, Zindart believes that the recent major order of approximately $2.0 million from Mattel signals that Mattel is developing Zindart into a core supplier in the metal die-cast Hot Wheels Pro-Racing(TM) and Legend Series(TM). Zindart's dependence on these customers is expected to continue in the foreseeable future. Although management believes that any one of its customers could be replaced eventually, the loss of any one of its major customers would have a material adverse effect on Zindart's business, financial condition and results of operations. Zindart's sales transactions with all of its customers are based on purchase orders received by Zindart from time to time. While these purchase orders may be canceled by the customer, to date, such cancellations have not been significant in the aggregate. Except for these purchase orders, Zindart has no written purchase agreements with its customers relating to the sale of products.

         Introduction of New Products by Customers, Market Acceptance, Economic Factors. Zindart's long-term operating results depend substantially upon its customers' ability to continue to conceive of, design and market new products and upon continuing market acceptance of its customers' existing and future products. In the ordinary course of their businesses, Zindart's customers continuously develop new products and create additions to their existing product lines. Significant delays by Zindart's customers in the introduction of, or their failure to introduce or market, new products or additions to their respective product lines would impair Zindart's results of operations. The die-cast collectible, collectible holiday ornament and toy markets are affected by changing consumer tastes and interests, which are difficult to predict and over which Zindart's customers have little, if any, control. Accordingly, there can be no assurance that the existing or future products of Zindart's customers will maintain or receive substantial market acceptance. In addition, since most of the products manufactured by Zindart are sold in the United States, Zindart's profitability will also depend on the strength of the U.S. economy, which can affect U.S. consumers' spending habits on such items as die-cast collectibles, collectible holiday ornaments and toys. Any downturn in the U.S. economy could have a material adverse effect on Zindart's business, financial condition and results of operations.

         Competition. Zindart expects significantly increased competition, both from existing and new competitors. Some of these competitors may have significantly greater financial, technical, manufacturing and marketing resources than Zindart. The ability of Zindart to compete successfully depends, in part, upon Zindart s ability to maintain and increase demand for its manufacturing services and increase production capacity to meet such increased demand. There can be no assurance that Zindart will be able to compete successfully in the future or that Zindart will not be subject to increased price competition. See "Item 1 -- Description of Business -- Competition." In addition, Zindart's major customers operate in highly competitive markets. There can be no assurance that these customers will be able to continue to enjoy market acceptance of their products in the face of such competition. Any failure by Zindart's major customers to remain competitive could have a material adverse effect on Zindart's business, financial condition and results of operations.

         Lack of Barriers to Entry. Zindart does not believe that there are any significant barriers to entry into the manufacture of die-cast collectibles, collectible holiday ornaments and toys, although Zindart believes that it currently holds certain competitive advantages. Zindart does not characterize its business as proprietary and does not own any patents or copyrights or possess any material trade secrets. There can be no assurance that additional participants will not enter the market or that Zindart could effectively compete with such entrants. Any failure by Zindart to compete effectively with such new entrants would have a material adverse effect on Zindart's business, financial condition and results of operations.

         Ability to Manage Growth and Expansion. Zindart has experienced significant growth over the past few years and is expanding its manufacturing operations. The management of Zindart's growth will require continued improvement and refinement of Zindart's operating, management and financial control systems, as well as a significant increase in Zindart's manufacturing quality control, marketing, logistics and service capabilities, any of which could place a significant strain on Zindart's resources. If Zindart's management is unable to manage growth effectively, the quality of Zindart's products, its ability to retain key customers and its business, financial condition and results of operations could be adversely affected. As part of its proposed expansion, Zindart will have to hire additional management personnel and other employees. The expenses associated with hiring, training and integrating such employees may be incurred prior to the generation of any associated revenues, with a corresponding adverse effect on Zindart's business, financial condition and results of operations. In addition, the failure to integrate new personnel on a timely basis could have an adverse effect on Zindart's business, financial condition and results of operations.

         Reliance on New Production Facility. Historically, Zindart conducted its manufacturing operations in two facilities in Guangzhou. In February 1996, Zindart completed Phase I of the construction of the Dongguan Facility. By the end of 1997, Zindart intends to complete Phase II of the construction of the Dongguan Facility, to consolidate all manufacturing operations at the Dongguan Facility and to close the other two facilities. In addition, Zindart intends to transfer some administrative functions from its Hong Kong headquarters to the Dongguan Facility. See "Item 2 -- Description of Property."

         Although Zindart believes that it will be able to complete Phase II of the construction of the Dongguan Facility on schedule, no assurance can be given that such construction will be completed or completed on schedule. Any material delay in completing, or the inability to complete, Phase II of the construction of the Dongguan Facility would have a material adverse effect on Zindart's business, financial condition and results of operations. Consolidating Zindart's operations into the Dongguan Facility will require Zindart's management to coordinate a wide array of key decisions and physical logistics, including the relocation of a majority of Zindart's factory employees and equipment. Failure to timely and properly execute these tasks could have a material adverse effect on Zindart's business, financial condition and results of operations.

         If a natural disaster, such as a typhoon, fire or flood, were to destroy or significantly damage the Dongguan Facility or if such facility were to otherwise become unavailable or inoperable, Zindart would need to obtain alternative facilities from which to conduct its operations, which would result in significantly increased operating costs and significant delays in the fulfillment of customer orders. No assurance can be given that alternative facilities could be obtained at an affordable price or at all. Such increased costs or delays, or inability to obtain alternative facilities, would have a material adverse effect on Zindart's business, financial condition and results of operations. Zindart maintains business interruption insurance.

         A significant portion of the benefits to be obtained from consolidating operations in the Dongguan Facility also depends on Zindart's ability to terminate in a cost-effective and timely manner its obligations under the joint venture agreement relating to the Xin Xing facility and the sub-contracting agreement relating to the Zhong Xin Facility. Zindart does not have the right to terminate at will these agreements and thus must depend on the cooperation of other parties to attain this objective. There can be no assurance that Zindart will be able to terminate these agreements on a timely basis or without incurring substantial costs. Any substantial costs associated with terminating such agreements could have a material adverse effect on Zindart's business, financial condition and results of operations. In the event that Zindart is unable to capitalize its relocation costs, Zindart will have to expense such costs, which may have an adverse effect on Zindart's reported net income.

         Dependence on PRC Parties. Zindart's oldest factory, the Zhong Xin Facility, located in the Tian He district of Guangzhou, is owned by a local economic development authority (the "Subcontractor") and operated under a subcontract operating agreement. The factory located in the Henan district of Guangzhou, the Xin Xing Facility, and the Dongguan Facility are each owned by Sino-foreign contractual joint ventures in which Zindart has a majority interest. The other parties to these contractual joint ventures are entities (the "PRC Co-Venturers") that are controlled by PRC governmental bodies. The efficient and cost-effective operation of these facilities depends upon the cooperation and support of the Subcontractor and the PRC Co-Venturers (collectively, the "PRC Parties"). Should a dispute develop between Zindart and any of the PRC Parties, there can be no assurance that Zindart would be able to enforce its understanding of its agreements with the PRC Parties. Any lack of cooperation by the PRC Parties could subject Zindart to additional risks and costs, including the interruption or cessation of its present operations in the PRC, all of which would have a material adverse effect on Zindart's business, financial condition and results of operations.

         Dependence on Raw Materials. Zindart uses zinc alloy and various plastic resins in its manufacturing operations. Zindart's financial performance is dependent to a substantial extent on the cost of such raw materials. The supply and demand for zinc alloy and for both plastic resins and the petrochemical intermediates from which plastic resins are produced are subject to cyclical and other market factors and may fluctuate significantly. As a result, the cost of raw materials to Zindart is subject to substantial increases and decreases over which Zindart has no control except by seeking to time its purchases in order to take advantage of favorable market conditions. In the past, Zindart has experienced significant increases in the price of certain raw materials, which increases Zindart was not able to pass on fully to its customers. See "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations." To the extent that future increases in the cost of raw materials cannot be passed on to customers, such increases could have a material adverse effect on Zindart's business, financial condition and results of operations.

         Zindart purchased more than five percent of its raw materials from the following companies in one or more of fiscal years 1995, 1996 and 1997: Sogen (Far East) Limited, Starlite Printers Limited, Wing Fu Carton & Printing Company Limited, Lee Kee Metal Company Limited, Y. T. Cheng (Ching Tai) Limited and Manfield Coatings Company Limited. Zindart has no formal written agreements with any of its suppliers. Zindart purchases zinc alloy and over 12 different types of plastics from approximately 10 major suppliers and is not dependent upon any single supplier for key materials. No assurance can be given that Zindart will be able to obtain sufficient quantities of such raw materials to meet its needs. Any lack of sufficient raw materials for its needs would have a material adverse effect on Zindart's business, financial condition and results of operations. To the extent Zindart is unable to obtain needed raw materials in such circumstances in sufficient quantities or at affordable prices, such inability would have a material adverse effect on Zindart's business, financial condition and results of operations.

         Reliance on Key Personnel. The success of Zindart is substantially dependent upon its executive management, as well as upon its ability to attract and retain additional qualified design, manufacturing and marketing personnel. The loss of the services of any of Zindart's current executive management for any reason could have a material adverse effect on the business, financial condition and results of operations of Zindart. Zindart is not the beneficiary of any "key person" life insurance policy on any such person. See "Item 10 -- Officers and Directors of the Registrant." Successful expansion of Zindart's business will require additional management resources and may require the hiring of additional senior management personnel.

         Potential Product Liability. Zindart is engaged in a business that could result in possible claims for injury or damage resulting from its products. Zindart is not currently, nor has it been in the past, a defendant in any product liability lawsuit. Zindart does not maintain product liability insurance. A successful claim brought against Zindart by a customer of Zindart or a consumer and the adverse publicity that could accompany any harm caused to a consumer by a product manufactured by Zindart could have a material adverse effect on Zindart's business, financial condition and results of operations.

         Government Regulations. U.S. customers of Zindart are subject to the provisions of, among other laws, the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. These laws empower the Consumer Product Safety Commission (the "CPSC") to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude from the market articles that are found to be unsafe or hazardous, and can require a recall of such products under certain circumstances Similar laws exist in some states and cities in the United States, as well as in Canada and Europe. Zindart relies on its customers to design products that comply with such safety standards and to test the products to ensure compliance with applicable regulatory safety standards. Zindart has established a strong quality assurance program to meet Zindart's objective of conforming to its customers' design specifications and delivering high-quality, safe products to its customers. There can be no assurance that Zindart's products will not be found to violate applicable laws, rules and regulations, which could have a material adverse effect on the business, financial condition and results of operations of Zindart. In addition, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that Zindart's products will not be marketed in the future in countries with more restrictive laws, rules and regulations, either of which could make compliance more difficult or expensive, and which could have a material adverse effect on the business, financial condition and results of operations of Zindart.

         Reduced Revenue in the Fourth Fiscal Quarter, Possible Fluctuation in Quarterly Results. Zindart ceases production for a two-week period during January or February of each year due to the Chinese New Year holiday, which business cessation in the past has caused revenue during the fourth fiscal quarter of each year to be somewhat lower than revenue during the other three quarters. Zindart may also experience fluctuations in quarterly sales and related net income compared with the prior year's comparable quarter due to the timing of receipt of orders from customers for die-cast collectibles, toys and molds and the shipment of such products. As a result, it is possible that Zindart may experience quarterly variations in operating results, and accordingly, the trading price of Zindart's ADSs may be subject to fluctuations in response to such quarterly variations. See "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Control by Principal Shareholders. Zindart Pte Limited, a Singapore corporation ("Zindart Singapore") owns approximately 74.3% of the outstanding Ordinary Shares. As majority shareholder, Zindart Singapore will have the ability to control the election of Zindart's directors and most corporate actions of Zindart. Zindart Singapore is controlled by ZIC Holdings Limited, a Cayman Islands corporation ("ZICHL"), which owns approximately 76.0% of the shares of Zindart Pte Limited. ZICHL, in turn, is currently controlled by limited life private equity funds managed by ChinaVest (the "ChinaVest private equity funds"), which own in the aggregate approximately 67.8% of the ordinary shares of ZICHL and which therefore will be indirectly in control of Zindart. See "Item 4 -- Control of Registrant."

         Taxation. During the past five years, under applicable Hong Kong and PRC tax laws, only 50% of Zindart's profits have been subject to tax in Hong Kong and Zindart has been exempt from taxation in the PRC pursuant to a tax holiday, which tax holiday will change over time from a complete exemption to a partial exemption, then to no exemption based on profitability of Zindart's joint ventures. See "Item 7 -- Taxation -- Hong Kong Taxation" and " -- PRC Taxation." As a result, during the past five years, Zindart has enjoyed a relatively low effective tax rate of between 8.0% and 10.0%. No assurance can be given that Zindart's effective tax rate will not increase in the future. The Hong Kong statutory income tax rate is currently 16.5%, and the PRC tax rate on joint ventures is currently 27.0%. Since Zindart has historically derived its revenues primarily from its sales activities in Hong Kong and since Zindart's PRC joint ventures historically have produced minimal profits and are not expected to produce significant profits in the future, Zindart does not believe that the expiration or loss of the PRC tax holiday will have a material impact on Zindart's net income. In addition, Zindart may elect to develop marketing or other operations in the U.S., which could subject Zindart to federal and state income taxes and adversely effect Zindart's business, financial condition and operating results. In the event that certain special United States federal income tax rules are applicable to Zindart, there is a risk that holders of ADSs who are U.S. taxpayers may be required to recognize income prior to the receipt of dividends or distributions from Zindart.

         Tariffs and Quotas. Most of Zindart's products are shipped to customers in the United States. The United States may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could have an adverse effect on Zindart's business, financial condition and results of operations and its ability to continue to export products to the United States at current or increased levels. Zindart cannot predict what regulatory changes may occur, if any, or the type or extent of any financial impact on Zindart that such changes may have in the future. In addition, various forms of protectionist trade legislation have been proposed in the United States. Adverse changes in tariff structures or other trade policies could have a material adverse effect on Zindart's business, financial condition and results of operations.

         Environmental Matters. Zindart's operations involve the use of certain toxic substances, including plastic resins and oil-based paints. Zindart is, and is likely to continue to be, subject to PRC national, provincial and local environmental protection laws and regulations. Such laws and regulations currently impose a uniform fee on industrial wastewater discharges and a graduated schedule of pollution fees for the discharge into the environment of waste substances in excess of applicable standards, require the payment of fines for violations of laws, regulations or decrees, and provide for possible closure by the central, provincial or local government of any facility which fails to comply with orders requiring it to cease or cure certain activities deemed by such authorities to be causing environmental damage. There can be no assurance that Zindart has complied or will comply with such laws and regulations and avoid incurring the consequences of non-compliance, or that PRC authorities will not impose additional regulatory requirements that would necessitate additional expenditures for environmental compliance. Any such occurrence could have a material adverse effect on Zindart's business, financial condition and results of operations.

         Employees. Substantially all of Zindart's manufacturing and assembly workers are young women who come from various rural regions in the PRC for the purpose of working for wages higher than are available in such rural regions. These employees typically work in Southern China for several years and then return to their communities. Accordingly, approximately 20% of the factory employees do not return to Zindart each year after the Chinese New Year holiday, and Zindart must hire replacements. In many instances, these employees may have relocated without complying with applicable immigration rules and policies. If these employees were able to earn similar wages in their communities or higher wages in other industries, Zindart could experience labor shortages or could be required to increase salaries to meet its labor needs, either of which could have a material adverse effect on Zindart's business, financial condition and results of operations. Zindart's employees are not unionized, and Zindart has not experienced any labor strife. Union organizing and worker unrest are not common in the PRC. No assurance can be given, however, that labor conflicts will not develop. Any labor conflicts could have a material adverse effect on Zindart's business, financial condition and results of operations.

         Country Risks

         General. Zindart conducts all of its product engineering, model-making, mold-making and manufacturing operations in the PRC. In addition, some of Zindart's administrative, finance and accounting, marketing, and MIS activities are located in Hong Kong. As a result, Zindart's business, financial condition and results of operations may be influenced by the general political, social and economic situation in Hong Kong and the PRC. Accordingly, Zindart may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariffs, duties and quotas.

         Exchange Rate Risk. All of Zindart's sales are denominated either in U.S. Dollars or Hong Kong Dollars. The largest portion of Zindart's expenses are denominated in Hong Kong Dollars; the remainder are denominated in Renminbi and U.S. Dollars. Zindart is subject to a variety of risks associated with changes among the relative values of the U.S. Dollar, the Hong Kong Dollar and Renminbi. Zindart does not currently hedge its foreign exchange positions. Any material increase in the value of the Hong Kong Dollar or Renminbi relative to the U.S. Dollar would increase Zindart's expenses and therefore would have a material adverse effect on Zindart's business, financial condition and results of operations.

         Since 1983, the Hong Kong government has maintained a policy of linking the U.S. Dollar and the Hong Kong Dollar at an exchange rate of approximately HK$7.80 to U.S. $1.00. There can be no assurance that this link will be continued, although Zindart is not aware of any intention of the Hong Kong government or the PRC to abandon the link. There has been significant volatility in the exchange rates of Renminbi to U.S. Dollars in recent years. Over the last five years, the Renminbi has experienced significant devaluation against most major currencies. The January 1, 1994 establishment of the current exchange rate system produced a significant devaluation of the Renminbi from $1.00 to Rmb 5.7 to approximately 51.00 to Rmb 8.7. The rates at which exchanges of Renminbi into U.S. Dollars may take place in the future may vary.

         Inflation Risk. The annual inflation rate in Hong Kong was approximately 8.1 %, 8.8% and 8.2% in 1994, 1995 and 1996, respectively. The annual inflation rate in the PRC was approximately 21.7%, 14.8% and 8.3% in 1994, 1995 and 1996, respectively. Zindart does not believe that inflation in Hong Kong or the PRC has had a material impact on its results of operations in recent years. See "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations." No assurance can be given that inflation in Hong Kong or the PRC will not have a material adverse effect on the business, financial condition and results of operations of Zindart in the future.

         Risks Relating to Hong Kong

         Zindart's business, financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. On July 1, 1997, sovereignty over Hong Kong will be transferred from the United Kingdom to the PRC, and Hong Kong will become a Special Administrative Region ("SAR") of the PRC. The Sino-British Joint Declaration on the Question of Hong Kong and the Basic Law of the Hong Kong SAR of the PRC (the "Basic Law") provides that the Hong Kong SAR will have a high degree of autonomy except in foreign affairs and defense. Under the Basic Law, the Hong Kong SAR is to have its own legislature, legal and judicial system and economic autonomy for 50 years. There can be no assurance, however that changes in political, legal or other conditions will not result in such an adverse effect on Zindart's business, financial condition or results of operations.

         Risks Relating to the PRC

         Investment in Zindart may be adversely affected by the political, social and economic environment in the PRC. The PRC is controlled by the Communist Party of China. Under its current leadership, the PRC has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the PRC government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development or maintenance of infrastructure or the unavailability of adequate power and water supplies, transportation, raw materials and parts, or a deterioration of the general political, economic or social environment in the PRC, any of which could have a material adverse effect on Zindart's business, financial condition and results of operations. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than others, and the continuation or increase of such disparities could affect the political or social stability of the PRC.

         MFN Status. The PRC currently enjoys Most-Favored-Nation ("MFN") status granted by the United States, pursuant to which the United States imposes the lowest applicable tariffs on PRC exports to the United States. The United States annually reconsiders the renewal of MFN trading status for the PRC. No assurance can be given that the PRC's MFN status will be renewed in future years. The PRC's loss of MFN status could adversely affect Zindart's business by raising prices for its products in the United States, which could result in a reduction in demand for Zindart's products by its U.S. customers. Furthermore, trade friction between the PRC and the United States may have an influence on after-market prices of the ADSs offered hereby.

         Loss of PRC Facilities; Nationalization; Expropriation. If for any reason Zindart were required to move its manufacturing operations outside of the PRC, Zindart's profitability, competitiveness and market position could be materially jeopardized, and there could be no assurance that Zindart could continue its manufacturing operations. Zindart's business and prospects are dependent upon agreements with various entities controlled by PRC governmental instrumentalities. Not only would Zindart's operations and prospects be materially and adversely affected by the failure of such entities to honor these contracts, but it might be difficult to enforce these contracts in the PRC. There can be no assurance that assets and business operations in the PRC will not be nationalized, which could result in the total loss of Zindart's investments in that country. Following the formation of the PRC in 1949, the PRC government renounced various debt obligations incurred by predecessor governments, which obligations remain in default, and expropriated assets without compensation. Accordingly, an investment in Zindart involves a risk of total loss.

         Government Control Over Economy. The PRC only recently has permitted greater provincial and local economic autonomy and private economic activities. The PRC central government has exercised and continues to exercise substantial control over virtually every sector of the PRC economy. Accordingly, PRC government actions in the future, including any decision not to continue to support current economic reform programs and to return to a more centrally planned economy, or regional or local variations in the implementation of economic reform policies, could have a significant effect on economic conditions in the PRC or particular regions thereof. Any such developments could affect current operations of and property ownership by foreign investors.

         PRC Law; Evolving Regulations and Policies. The PRC's legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system in the United States. The PRC does not have a well-developed, consolidated body of law governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation. In addition, the legal system of the PRC relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis. As the legal system in the PRC develops with respect to these new types of enterprises, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. In circumstances where adequate laws exist, it may not be possible to obtain timely and equitable enforcement thereof. Zindart's activities in the PRC are by law subject, in some circumstances, to administrative review and approval by various national and local agencies of the PRC government. Although Zindart believes that the present level of support from local, provincial and national governmental entities enjoyed by Zindart benefits Zindart's operations in connection with administrative review and the receipt of approvals, there is no assurance that such approvals, when necessary or advisable in the future, will be forthcoming. The inability to obtain such approvals could have a material adverse effect on Zindart's business, financial condition and results of operations.

ITEM 2.  DESCRIPTION OF PROPERTY

         In 1982, Zindart acquired a facility of approximately 14,700 square feet at Tai Po in Hong Kong's New Territories, which currently serves as Zindart's headquarters. The Tai Po facility is staffed by approximately 80 persons in Zindart's customer service, quality control, material control and purchasing, finance and accounting, marketing, project management and engineering, personnel and other administrative departments.

         In 1982, Zindart established its Zhong Xin factory in the Tian He district of Guangzhou, which is approximately 112 miles northwest of Hong Kong, on the Pearl River. The factory, which is not owned by Zindart, operates under a subcontract processing agreement with Guangzhou Tian He Dongpu Economic Development Company, the local economic development authority, which provides Zindart with the factory building and facilities as well as the pool of labor.
Zindart pays subcontracting fees for the use of these facilities and labor, and provides machinery, equipment and raw materials. Zindart owns all of the production machinery and equipment used in the plant. Under the subcontract processing agreement, Zindart has the right to operate and manage the production facility, including the authority to hire and dismiss plant workers and to make decisions on day-to-day operational matters. The Zhong Xin plant has been expanded over the years and currently provides a factory space of approximately 250,000 square feet and employs a workforce of approximately 2,500. Zindart is currently negotiating the termination of the subcontract processing agreement as part of the move to the Dongguan facility. See "Item 1 -- Risk Factors -- Reliance on New Production Facility."

         Zindart established its Xin Xing factory in the Henan district of Guangzhou in 1987. The Xin Xing factory now provides a factory space of approximately 170,000 square feet, and employs a workforce of approximately 1,500. In December 1993, Zindart entered into a contractual joint venture agreement with Guangzhou Xinjiao Huangbu Economic Development Company ("Guangzhou Xinjiao"), the PRC party that owned the Xin Xing factory, to operate the factory through a majority-owned subsidiary of Zindart. Pursuant to the contractual joint venture agreement, Guangzhou Xinjiao receives an annual fee from Zindart approximating the rent of this facility, but does not share in the profits or losses of the venture. Zindart recently negotiated termination of this contractual joint venture agreement as part of the move to the Dongguan facility. See "Item 1 -- Risk Factors -- Reliance on New Production Facility."

         In October 1994, Zindart decided to build its own production facility on approximately 20 acres of land in the city of Dongguan, which is located approximately 60 miles north of Hong Kong, near the Pearl River Delta. Virtually all land in the PRC is state-owned, but can be leased from the government on a long-term basis. Operation of the Dongguan Facility is structured as a contractual joint venture with a PRC governmental entity, Dongguan Hengli Trading General Company ("Dongguan Hengli"), which will receive an annual fee from Zindart but which does not share in the profits or losses of the venture. This contractual joint venture acquired a 50-year lease on the 20 acres of land, and has a term of 15 years. At the end of this term, Zindart will continue to own the principle assets of the joint venture, including the 50-year land lease. Pursuant to the contractual joint venture agreement, Dongguan Hengli receives an annual service fee but does not share in the profits or losses of the venture. Phase I of the construction of the Dongguan Facility with a gross floor area of approximately 560,000 square feet, including living accommodations for up to 3,500 workers, was completed in February 1996. Zindart commenced Phase II of the construction in late 1997, and intends to complete such construction in early 1998. When Phase II of the construction of the Dongguan Facility is completed, it will provide approximately 887,000 square feet of manufacturing space and approximately 385,000 square feet of space for non-production purposes. The Dongguan Facility has been designed to meet or exceed applicable environmental, worker and fire safety requirements. Following completion of Phase II of the construction, Zindart intends to transfer all production activities from the two Guangzhou factories to the Dongguan Facility. The workers and production lines from the other facilities will be relocated to the Dongguan Facility starting in July 1997 and is expected to conclude in late calendar 1997. However, there can be no assurance that the relocation will be completed successfully, on time or at all.

         The following chart shows the current operating structure of Zindart's three manufacturing facilities:

ITEM 3.  LEGAL PROCEEDINGS AND INSURANCE

         Zindart is not a party to any material pending legal or arbitration proceeding with respect to itself or any of its material properties.

         The discussion of certain litigation threatened by certain shareholders of ZIC Holdings Limited ("ZICHL") against ZICHL and others, including Zindart, contained in the section entitled "Principal Shareholders -- Dispute Between Certain Beneficial Shareholders" in Part I of Zindart's Registration Statement on Form F-1A (Registration No. 333-17973) dated February 21, 1997 is incorporated herein by reference. As described therein, ZICHL has entered into an Indemnification Agreement with Zindart in which ZICHL has agreed to hold Zindart harmless from any claims made by such shareholders. Zindart is unaware of any further material developments with respect to this potential matter since the date of such registration statement.

         Zindart currently maintains insurance coverage with HSCB Insurance Ltd., the China Pacific Insurance Co., Ltd. and China Insurance Co., Ltd. on its property, plant and equipment in an amount in excess of the current net book value of such assets. It carries business interruption and third-party liability insurance to cover claims arising out of bodily injury or property or environmental damage caused by accidents on its property, or otherwise relating to its operations. Zindart also maintains Directors & Officers Liability insurance for all of its Directors and Officers.

ITEM 4.  CONTROL OF REGISTRANT

         The following table sets forth beneficial ownership of the Ordinary Shares as of April 30, 1997 by (i) each person known by Zindart to own beneficially more than 10% of the outstanding Ordinary Shares and (ii) the officers and directors of Zindart as a group.

         Zindart Pte Limited ("Zindart Singapore") has control of Zindart through ownership of 74.35% of the Ordinary Shares. ZICHL is the largest shareholder of Zindart Singapore by virtue of its ownership of 74.35% of the shares of Zindart Singapore. Funds under the management of ChinaVest own 67.8% of the shares of ZICHL.

         Zindart is not aware of any present arrangement that may at a subsequent date result in a change of control of Zindart.

                                                      ORDINARY SHARES        PERCENT OF
TITLE OF CLASS       IDENTITY OF PERSON OR GROUP    BENEFICIALLY OWNED(1)     CLASS(2)
--------------       ---------------------------    ---------------------     --------
Ordinary Shares      Zindart Singapore(3)               5,000,000              74.3%
Ordinary Shares        ZICHL(4)                         5,000,000              74.3%
Ordinary Shares          ChinaVest IV Funds(5)          5,000,000              74.3%
Ordinary Shares      All executive officers and         5,005,000              74.4%
                     directors as a group
                     ((4) persons)(6)

------------------------------
(1)  Beneficial ownership is determined pursuant to Rule 13d-3 of the Exchange
     Act.
(2) Based on 6,725,000 Ordinary Shares outstanding as of April 30, 1997 of which 1,725,000 are American Depositary Shares tradable on the Nasdaq National Market; there is currently no market for the other Ordinary Shares.
(3) Zindart Singapore is an investment holding company incorporated in Singapore. The shareholders of Zindart Singapore are ZICHL (76.0%), Longvest Management Limited (14.0%) and Ertl (Hong Kong) Limited (10.0%). The address of Zindart Singapore is 138 Cecil St., #18-00 Cecil Court, Singapore 069538.

(4) ZICHL is an investment holding company incorporated in the Cayman Islands. The address of ZICHL is P.O. Box 309, Ugland House, South Church St., George Town, Grand Cayman, Cayman Islands, British West Indies. The shares of ZICHL are owned by four shareholders, whose indirect pecuniary interest in Zindart is outlined below:

                                                 ORDINARY SHARES
                                                  BENEFICIALLY     % OF ORDINARY
         NAME OF BENEFICIAL OWNER                   OWNED (1)          SHARES
         ------------------------                ---------------   -------------
         ChinaVest IV Funds(a) ..................   2,577,000          38.4%
         Advent Funds(b) ........................     744,000          11.1%
         Long Gain Limited(c) ...................     239,500           3.6%
         Cititrend International Holdings Ltd.(d)     239,500           3.6%

         ------------------------------
         (a)  ChinaVest IV Funds are described in note (5).
         (b)  Advent Funds consist of the following three limited partnerships:
              Advent International Investors II, L.P., a Massachusetts limited partnership; Advent Asia/Pacific Fund L.P., a Bermuda limited partnership; and Asia/Pacific Special Situations Fund, L.P., a Delaware limited partnership, which together hold 19.6% of ZICHL. The address of Advent Funds is c/o Advent International Corporation, 5th Floor, 101 Federal St., Boston, Massachusetts 02110.
         (c) Long Gain Limited, incorporated in the British Virgin Islands, is the personal investment holding company of Mr. Henry H. L. Hu, a former director of ZICHL and a former director and Chief Executive Officer of Zindart. The address of Long Gain Limited is Creque Building, P.O. Box 116, Roadtown, Tortola, British Virgin Islands.
         (d) Cititrend International Holdings Ltd., incorporated in Bermuda, is the personal investment holding company of Mr. Carl Tong, a former director of ZICHL and Zindart. The address of Cititrend International Holdings Ltd. is 12B Thomson Commercial Building, 4-10 Thomson Road, Wanchai, Hong Kong.

(5)  The ChinaVest IV Funds consist of the following three limited partnerships:
     ChinaVest IV, L.P., a Delaware limited partnership; ChinaVest IV-A, L.P., a Delaware limited partnership; and ChinaVest IV-B, L.P., a Bermuda limited partnership. The address of ChinaVest IV Funds is c/o ChinaVest Ltd., 19/F, Dina House, Duddell Street, Central, Hong Kong.

(6) Each of Robert A. Theleen and Alexander M. K. Ngan is a partner of ChinaVest. On that basis, Messrs. Theleen and Ngan may be deemed to own beneficially the Ordinary Shares held by ChinaVest. Messrs. Theleen and Ngan each disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein. Leo Paul Koulos beneficially owns 3,000 ADSs and James Gilleran beneficially owns 2,000 ADSs.

ITEM 5.  NATURE OF TRADING MARKET

         Zindart's Ordinary Shares are not traded on any market. Since March 1997, The American Depositary Shares of Zindart have been listed and traded on the Nasdaq National Market under the symbol ZNDTY. As of April 30, 1997, there were 18 registered holders of American Depositary Receipts ("ADRs") evidencing 1,725,000 ADSs. Since certain of the ADSs are held by nominees, the above number is not representative of the actual number of U.S. beneficial holders or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York, New York, New York.

         The table below sets forth for the months indicated the high and low sales prices for the ADSs on the Nasdaq National Market, as reported by Nasdaq.


                                              PRICE PER ADS
                                        --------------------------
                                         HIGH                 LOW
                                        ------              -------
               March 1997               10 1/4              9  1/8
               April 1997               10 1/8              9 11/32

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         Zindart is a limited liability company incorporated under the Companies Ordinance of Hong Kong. Zindart is therefore governed by and subject to the provisions of Hong Kong law.

         Under Hong Kong law, there are currently no restrictions on the degree of foreign ownership of a company incorporated in Hong Kong. Likewise, there are currently no restrictions on the rights of non- Hong Kong owners to exercise voting rights in respect of shares held by them in Hong Kong-incorporated companies.

         There are currently no foreign exchange control restrictions imposed by Hong Kong law which affect Zindart. There are currently no foreign exchange control restrictions on the ability of Zindart to transfer funds into and out of Hong Kong or to pay dividends to United States residents who are holders of the Ordinary Shares or ADSs.

         In accordance with Hong Kong law, share certificates are only issued in the name of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any special capacity, Zindart is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. Zindart will take no notice of any trust applicable to any of its securities whether or not it had notice of such trust.

         The rights and liabilities of the shareholders of Zindart are governed by the Companies Ordinance and the Memorandum of Association and Articles of Association. Under Hong Kong law, shareholders are liable to pay the full purchase price of shares or ADSs registered in their name, but are not otherwise subject to liabilities vis-a-vis Zindart in their capacity as shareholders. See "Item 7 -- Taxation -- Hong Kong Taxation."

ITEM 7. TAXATION

         The following discussion under "Hong Kong Taxation" generally summarizes the material Hong Kong tax consequences of an investment in the ADSs and the material Hong Kong taxes applicable to Zindart's operations in Hong Kong. The discussion under "PRC Taxation" generally summarizes the material PRC taxes applicable to Zindart's investment in the PRC. The discussion does not deal with all possible tax consequences relating to an investment in the ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules.

         In particular, the discussion does not address the tax consequences under the laws of countries other than the United States, Hong Kong and the PRC. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

HONG KONG TAXATION

         Profits tax. Zindart is subject to profits tax on all profits (excluding capital profits) arising in or derived from Hong Kong. The source of income is therefore the relevant factor, and this is generally regarded as a question of fact. There are certain situations in which the Hong Kong tax authorities are prepared to accept apportionment of chargeable profits, for example when a Hong Kong-based company has manufacturing facilities in the PRC. The proportion of income originating from the PRC and Hong Kong, respectively, in such situations is a question of fact. However, where apportionment is appropriate, the Hong Kong tax authorities usually adopt a 50:50 allocation unless compelling circumstances dictate otherwise. Profits tax is levied at the rate of 16.5% for corporations and 15.0% for unincorporated entities. Generally speaking, business losses may be carried forward indefinitely to be offset against future profits of Zindart.

         Capital Gains/Taxation of Dividends. Hong Kong does not have any form of capital gains tax. Neither does it have any form of dividend taxation or withholding taxes, and hence profits accumulated in a Hong Kong company can be distributed as dividends without tax deduction in Hong Kong. However, Hong Kong profits tax will be charged on trading gains from the sale of property that are derived from or arise in Hong Kong, by persons carrying on a trade in Hong Kong where such gains are from such trade. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or Ordinary Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

         Estate Duty. Estate duties are imposed upon the value of properties situated in Hong Kong that pass to a person's estate upon his or her death. ADSs or Ordinary Shares that are registered outside Hong Kong are not regarded as properties situated in Hong Kong for estate duty purposes.

         Stamp Duty. Hong Kong stamp duty is generally payable by the purchaser on every purchase, and by the seller on every sale, of shares of Hong Kong-incorporated companies. The duty is charged to both the purchaser and the seller at the rate of HK$1.50 per HK$1,000 or part thereof of the consideration for, or (if greater) the value of, the shares transferred. In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of such shares.

         Under the current practices of the Hong Kong Inland Revenue Department, if ADSs are not specifically identified to correspond with particular underlying Ordinary Shares, the issuance of ADSs upon the deposit of Ordinary Shares issued directly to the Depositary or for the account of the Depositary should not be subject to stamp duty, nor should any Hong Kong stamp duty be payable upon the transfer of ADSs outside Hong Kong.

PRC TAXATION

         Income Tax. Zindart's investment is subject to the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises ("the Foreign Investment Enterprise Tax Law"). Pursuant to the Foreign Investment Enterprise Tax Law, Sino-foreign equity and contractual joint venture enterprises generally are subject to an income tax at an effective rate of 33%, which is comprised of a state tax of 30% and a local tax of 3%. The Foreign Investment Enterprise Tax Law generally exempts Sino-foreign equity and contractual joint venture enterprises engaged in manufacturing with an operating term of more than ten years from state and local income taxes for two years starting from the first profitable year of operations, followed by a 50% reduction for the next three years. The first profitable year for Zindart's operations at the Xin Xing facility was the year ended March 31, 1995, and the first profitable year as defined for tax purposes for the Dongguan Facility has not yet occurred as the joint venture recently started operations.

         Value-Added Tax ("VAT"). Effective January 1, 1994, all goods produced or processed in the PRC, other than real property and goods produced or processed for export, are subject to a new VAT at each stage or sale in the process of manufacture, processing and distribution through the sale to the ultimate consumer of the goods. The new basic VAT rate for Zindart is 17% of the sale price of the item. The seller of the goods adds 17% to the sale price of the item, separately invoiced (except in the case of retail sales), and collects the applicable amount of VAT through the sale of the item. The amount of the seller's VAT liability to the Tax Bureau is calculated as the amount of sales multiplied by the applicable

VAT rate. The amount of the seller's VAT liability may be reduced by deducting the invoiced amount of VAT included in the materials, parts and other items purchased by the seller and used in producing the goods.

         The Value-Added Tax Provisional Regulations do not permit the seller to deduct from its VAT liability the amount of VAT included in the purchase price of fixed assets purchased by the seller. Thus, although the book value of fixed assets, including plant and equipment purchased by Zindart will be the depreciated cost (ordinarily the purchase price plus VAT) paid at the time of such purchase, Zindart is not permitted to deduct from its VAT liability in respect of products sold.

         Taxation of Dividends from the PRC. Dividends distributed to Zindart can be remitted from the PRC without any PRC taxation. Although the Foreign Investment Enterprise Tax Law provides that certain remittances of foreign exchange earnings from the PRC are subject to PRC withholding tax, dividends received by foreign investors from a foreign investment enterprise are exempt from withholding tax. Zindart's PRC subsidiaries are qualified as foreign investment enterprises, so withholding tax is not applicable to dividends received by Zindart from these subsidiaries. Under the U.S.-China Income Tax Treaty, China may tax a dividend the Company pays to a U.S. Holder only up to a maximum of 10% of the gross amount of such dividend and may only tax gains from the sale or other disposition by U.S. holders of ADSs or Ordinary Shares of the Company representing a participation of 25% or more in the Company.

         Taxation of Disposition of Interest in PRC Subsidiaries. In the event Zindart transfers its interest in its PRC subsidiaries, the amount received in excess of its original capital contribution would be subject to PRC withholding tax at the rate of 20%.

         In the event that Zindart's PRC subsidiaries are liquidated, the portion of the balance of their assets or remaining property, after deducting undistributed profits, various funds and liquidation expenses, that exceeds Zindart's paid-in capital would be treated as income from liquidation, which would be subject to income tax at the same rate that would apply to Zindart's income as described under "PRC Taxation -- Income Tax."

ITEM 8.  SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated income statement data for the fiscal years ended March 31, 1995, 1996 and 1997 and the related consolidated balance sheet data as of March 31, 1996 and 1997 set forth below have been prepared in accordance with U.S. GAAP and are derived from the consolidated financial statements and notes thereto included elsewhere in this Annual Report which have been audited by Arthur Andersen & Co., independent public accountants, whose report thereon is also included elsewhere in this Annual Report. The selected consolidated income statement data for the fiscal years ended March 31, 1993 and 1994 and the selected consolidated balance sheet data as of March 31, 1993, 1994 and 1995 not included elsewhere in this Annual Report have been prepared in accordance with U.S. GAAP and are derived from Zindart's audited financial statements. The selected consolidated financial data should be read in conjunction with "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the notes thereto and other financial information which appears elsewhere in this Annual Report.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                         YEARS ENDED MARCH 31,
                                      -------------------------------------------------------------
                                       1993         1994         1995         1996           1997
                                      -------      -------      -------      --------       -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
   INCOME STATEMENT DATA:

     Net sales                        $35,603      $35,583      $36,879      $ 46,930       $62,207
         Cost of goods sold            27,309       25,037       25,644        34,116        45,732
                                      -------      -------      -------      --------       -------
     Gross profit                       8,294       10,546       11,235        12,814        16,475

     Selling, general and
         administrative expenses        5,080        6,351        6,806         6,498         8,945
     Operating income                   3,214        4,195        4,429         6,316         7,530
     Interest expenses                    165          150          137           402           868
     Interest income                      164          129          228           208           145
     Other income (expense), net          122           80          492          (416)          390
                                      -------      -------      -------      --------       -------

     Income before income taxes         3,335        4,254        5,012         5,706         7,197
     Provision for income taxes           302          436          483           488           635

     Income before minority
         interests                      3,033        3,818        4,529         5,218         6,562
     Minority interests(1)                  0           83          337           622           887
                                      -------      -------      -------      --------       -------
     Net income                       $ 3,033      $ 3,735      $ 4,192      $  4,596       $ 5,675
                                      =======      =======      =======      ========       =======
     Earnings per share(2)            $  0.61      $  0.75      $  0.84      $   0.92       $  1.11
                                      =======      =======      =======      ========       =======
     Dividends per share(3)           $  0.29      $  0.39      $  0.21      $   0.60       $    --
                                      =======      =======      =======      ========       =======

     Weighted average number
         of shares outstanding          5,000        5,000        5,000         5,000         5,103
                                      -------      -------      -------      --------       -------


                                                            AS OF MARCH 31,
                                     -----------------------------------------------------------
                                      1993         1994         1995         1996         1997
                                     -------      -------      -------      -------      -------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:

     Cash and cash equivalents       $ 3,912      $ 4,068      $ 4,123      $ 3,294      $12,531
     Working capital                   3,775        3,210        5,399        3,401       18,207
     Property, plant and
         equipment, net                1,882        2,545        3,902       10,800       11,746
     Construction in progress             --           --           --           --        1,851
     Total assets                     13,905       16,846       23,070       31,710       45,611
     Short-term debt(4)                1,052        1,020        1,780        8,899        2,361
     Long-term debt and capital
         lease obligations               745          420          859        2,128        1,402
     Shareholders' equity              5,112        6,887       10,011       11,608       29,484


                                                            AS OF MARCH 31,
                                     -----------------------------------------------------------
                                      1993         1994         1995         1996          1997
                                     -------      -------      -------      -------      -------
                                                                (IN THOUSANDS)
OTHER DATA:

     Capital expenditures            $ 1,086      $ 1,491      $ 3,197      $ 7,341      $ 3,315

------------------------------
(1) Certain third parties own minority equity interests in Zindart's manufacturing and mold-making subsidiaries in the PRC. See
     "Item 1 -- Description of Business -- Subsidiaries."
(2)  See Note 3 of the Notes to Consolidated Financial Statements.
(3) Dividends per share are computed by dividing the total amount of dividends for the years ended March 31, 1993, 1994, 1995 and 1996 by 5,000,000 and for the year ended March 31, 1997 by approximately 5,103,000, the weighted average number of ordinary shares outstanding during the years. For the year ended March 31, 1996, Zindart distributed a dividend in kind of approximately $2,994,000 of a loan receivable and amounts due from a related company.
(4)  Includes current portions of long-term debt and capital lease obligations.

HISTORICAL EXCHANGE RATES INFORMATION

         The following table sets forth certain information concerning exchange rates between Hong Kong Dollars and U.S. Dollars for the periods indicated:

                                     EXCHANGE RATE (1)
    ---------------------------------------------------------------------------
       CALENDAR YEAR
    ENDED DECEMBER 31,      YEAR END       AVERAGE(2)        HIGH          LOW
    ------------------      --------       ----------        -----        -----
           1993              7.724           7.736           7.755        7.724
           1994              7.738           7.728           7.738        7.721
           1995              7.735           7.736           7.745        7.731
           1996              7.736           7.734           7.739        7.732

------------------------------
(1) Exchange rates are extracted from Hong Kong Monthly Digest of Statistics published by the Hong Kong Government. Figures are the average exchange rates for the respective periods derived from closing middle market telegraphic transfer rate.
(2)  Determined by averaging the rate on each day during the relevant period.

DIVIDENDS PAYMENTS

         Zindart does not contemplate the payment of dividends in the foreseeable future. In addition, Zindart's lines of credit prohibit the payment of dividends in excess of 25% of net income. The following table sets forth certain information concerning the dividends paid by Zindart since 1993:

   DIVIDENDS PAYMENTS        Amount of Dividends Per Ordinary Share (U.S.$)
    Fiscal Year 1993                            0.29
    Fiscal Year 1994                            0.39
    Fiscal Year 1995                            0.21
    Fiscal Year 1996                            0.60(1)
    Fiscal Year 1997                            0

------------------------------
(1) In FY 1996, Zindart distributed a dividend in kind of approximately $0.60 per Ordinary Share consisting of $2,994,000 of a loan receivable and amounts due from a debtor of the Company. The Company did not declare a cash dividend in FY 1996.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein.

OVERVIEW

         Zindart manufactures a wide range of high-quality, detailed die-cast and injection-molded products including (i) die-cast collectibles, (ii) collectible holiday ornaments and (iii) action figures and miniature figurine playsets used primarily as toys. In FY 1997, Zindart manufactured products for approximately 20 customers, most of which are leading U.S. designers and marketers. Two of these customers accounted for a majority of Zindart's production, as they have for the past five fiscal years.

         Net sales in FY 1997 increased approximately 33% to $62.2 million from $46.9 million in FY 1996. The increase in Zindart's sales in FY 1997 resulted from a combination of strong growth in orders from two of the Zindart's major customers, Hallmark and Ertl, and Zindart's success in acquiring new customers. In calendar year 1996, Hallmark had record sales in its Keepsake Ornaments line and Ertl had record sales in its die-cast products line. Zindart is the leading supplier for both of these lines. Zindart added Mattel Vendor Operations Asia Ltd., Lewis Galoob Toys, Inc., Jakks Pacific, Inc., and Original San Francisco Toymakers to its customer list in 1996. As previously reported, Zindart received an approximately $2.0 million order from Mattel for the production of Hot Wheels Pro-Racing(TM) automobile replicas for delivery in Zindart's first 1998 fiscal quarter ending June 30, 1997. Zindart believes that this major order signals that Mattel is developing Zindart into a core supplier in the metal die-cast Hot Wheels Pro-Racing(TM) and Legend Series(TM). With the increasing popularity of NASCAR(TM) racing, these models are an important segment of the die-cast automobile replica business.

         As anticipated, Zindart's gross profit margin declined from 27.3% in FY 1996 to 26.5% in FY 1997. This decline was due to costs associated with operating Zindart's main facility in the southern Guangdong Province (the Dongguan Facility) at less than full capacity, training new employees and an increase in the production of Zindart's lower-margin toy products. The net profit margin also declined in FY 1997 from 9.8% to 9.1% for the prior year. However, margin improvements were recorded throughout fiscal 1997 as Zindart focused on improving operating efficiency. Zindart intends to seek to reduce its cost of goods sold by (i) maintaining the same overall percentage of toy sales but focusing on high margin toy products; and (ii) improving operating efficiency by consolidating its operations in the Dongguan Facility. There can be no assurance, however, that Zindart will be able to achieve a reduction in the cost of goods sold due to several factors beyond Zindart's control, including lower customer demand for higher margin products, and an increase in raw material prices, personnel costs, inflation and other costs.

         During FY 1998, the production staff at Zindart's Dongguan Facility, currently 2,500, is scheduled to expand to 7,000 with the anticipated completion of the Phase II construction of this modern 20 acre facility. The manufacturing area of the facility will be 887,000 square feet, 470,000 square feet more than the manufacturing space of Phase I. Upon completion of the Phase II development, the workers and production lines from the two other facilities of Zindart will be relocated; the relocation is expected to begin in July 1997 and conclude by late calendar 1997. The estimated costs for the relocation, $272,000, were provided for in fiscal 1997. The consolidation from three factories into one factory are expected to increase capacity, improve operating efficiency and cut factory overhead.

RESULTS OF OPERATIONS

         The table below sets forth certain statement of operations data as a percentage of net sales for the fiscal years ended March 31, 1995, 1996, and 1997.

                                           YEAR ENDED MARCH 31,
                                    ----------------------------------
                                    1995           1996          1997
                                    -----          -----         -----
Net sales........................   100.0%         100.0%        100.0%
Gross profit.....................    30.5%          27.3%         26.5%
Selling, general, and
     administrative expenses         18.5%          13.8%         14.4%
Operating income.................    12.0%          13.5%         12.1%
Income before income taxes           13.6%          12.2%         11.6%
Provision for income taxes            1.3%           1.0%          1.0%
Minority interests...............     0.9%           1.3%          1.4%
Net income.......................    11.4%           9.8%          9.1%


         Comparison of Results of Operations for FY 1997 to FY 1996

         Net sales. Net sales in FY 1997 totaled $62.2 million, an increase of $15.3 million or 32.6%, from $46.9 million in FY 1996. This growth resulted from an increase in sales volume in all finished product categories. Sales of die-cast collectibles increased by 13.9%, from $19.9 million to $22.7 million. Sales of collectible holiday ornaments increased by 41.6%, from $12.7 million to $17.9 million. Sales of action figures and miniature figurine playsets increased by 107.8%, from $5.7 million to $11.9 million. Mold sales increased by 12.4%, from $8.6 million to $9.7 million.

         Gross Profit. Gross profit totaled $16.5 million in FY 1997, an increase of $3.7 million or 28.6%, from $12.8 million in FY 1996. Gross margin was 26.5% in FY 1997 compared to 27.3% in FY 1996. Gross margin decreased because of the costs associated with operating the new facility in Dongguan at less than full capacity, training new employees and an increase in the production of the lower margin toy products. Sales of die-cast collectibles decreased from 42.5% of net sales to 36.5% of net sales and sales of molds decreased from 18.3% of net sales of 15.6% of net sales. Sales of collectible holiday ornaments increased from 27.0% to 28.8%, and sales of action figures and miniature figurine playsets increased from 12.2% of net sales to 19.1% of net sales.

         Selling, General and Administrative Expenses. SG&A expenses totaled $8.9 million in FY 1997, an increase of $2.4 million or 37.7% from $6.5 million in FY 1996, as a result of an increase in selling expenses and additional staff cost to support the 32.6% increase in sales, and a $272,000 provision of relocation expenses made in FY 1997. SG&A expenses were 14.4% of net sales in FY 1997 as compared to 13.8% of net sales in FY 1996, an increase of 0.6%.

         Operating Income. Income from operations totaled $7.5 million in FY 1997 compared to $6.3 million in FY 1996, an increase of $1.2 million or 19%. The operating margin decreased from 13.5% of net sales in FY 1996 to 12.1% of net sales in FY 1997.

         Other Income (Expense) Net. Other income (expenses) totaled a net income of $390,000 for FY 1997 compared to net expenses of $416,000 in FY 1996, an increase of $806,000. The increase was due primarily to: (i) a non-recurring trading net income of $260,000 in FY 1997, (ii) a decrease of $69,000 resulting from aggregate loss from foreign currency transactions in FY 1997, as compared to FY 1996 and (iii) as a result of a $358,000 write-off in FY 1996 related to listing expenses for a proposed public offering in Singapore that was not completed during FY 1996.

         Interest expenses. Interest expenses increased from $402,000 in FY 1996 to $868,000 in FY 1997 because Zindart increased borrowings to undertake Phase I of the construction and machinery addition of the Dongguan Facility.

         Provision for Income Taxes. The effective income tax rate was 8.8% in FY 1997, comparable to the 8.6% in FY 1996.

         Net income. Net income totaled $5.7 million in FY 1997, an increase of $1.1 million, or 23.5% from $4.6 million for FY 1996.

         Comparison of Results of Operations for Fiscal 1996 and 1995

         Net Sales. Net sales in FY 1996 totaled $46.9 million, an increase of $10 million, or 27.3%, from $36.9 million in FY 1995. This growth resulted from an increase in sales volume in all finished product categories. Sales of die-cast collectibles increased by 13.9%, from $17.5 million to $19.9 million. Sales of collectible holiday ornaments increased by 10.0%, from $11.5 million to $12.7 million. Sales of action figures and miniature figurine playsets increased by 63.9%, from $3.5 million to $5.7 million. Mold sales increased by 96.4%, from $4.4 million to $8.6 million, as a result of Zindart's acquisition of a 51% majority interest of Luen Tat Mould Manufacturing Limited ("Luen Tat Mold") and the subsequent consolidation of Luen Tat Mould's financial results with those of Zindart, as well as an increase in Luen Tat Mould's sales.

         Gross Profit. Gross profit totaled $12.9 million in FY 1996, an increase of $1.6 million, or 14.1%, from $11.2 in FY 1995. Gross Margin was 27.3% in FY 1996 compared to 30.5% in FY 1995. The Gross Margin decreased because the sale of action figures and miniature figurine playsets and molds as a percentage of total net sales increased. These products generally have a lower Gross Margin than Zindart's other products. Sales of die-cast collectibles decreased from 47.5% of net sales to 42.5% of net sales, and sales of collectible holiday ornaments decreased from 31.2% of net sales to 27.0% of net sales. Sales of action figures and miniature figurine playsets increased from 9.5% of net sales to 12.2% of net sales, and sales of molds increased from 11.8% of net sales to 18.3% of net sales. In FY 1996, Zindart obtained from its subcontractor a reduction of the subcontracting fee, which resulted in a reduction in the provision relating to such fee. The prices of Zindart's raw materials, zinc (approximately 13% of net sales) and plastic (approximately 7% of net sales) increased substantially in the first half of FY 1996. Zindart was able to pass on the increase in the cost of zinc to its customers but had to absorb part of the increase in the cost of plastic. In FY 1996, the annual average price of zinc alloy increased by approximately 6.5% over the annual average price in FY 1995, but Zindart was able to increase the average price of zinc alloy charged to its customers by approximately 5.6%, nearly offsetting the price increase. The price of a plastic resin frequently used by Zindart increased by approximately 16.9% from FY 1995 to FY 1996, and Zindart was unable to pass on the majority of this additional cost to its customers. As a result, Zindart's gross profit margin suffered in FY 1996. Zindart does not believe that increases in the price of raw materials have materially affected Zindart's results of operations in any other period.

         Selling, General and Administrative Expenses. SG&A expenses totaled $6.5 million in FY 1996 compared to $6.8 million in FY 95, a decrease of $308,000, or 4.5%, as a result of the transfer of certain engineering and administrative functions from Hong Kong to the PRC and a reduction in provisions relating to management bonuses. SG&A expenses were 13.8% of net sales in FY 1996 as compared to 18.5% of net sales in FY 1995, a decrease of 4.7%

         Operating Income. Income from operations totaled $6.3 million in FY 1996 compared to $4.4 million in FY 1995, an increase of $1.9 million, or 42.6%. The operating margin increased from 12.0% of net sales in FY 1995 to 13.5% of net sales in FY 1996.

         Other Income (Expense), Net. Other income (expense) totaled a net expense of $435,000 for FY 1996 compared to a net income of $455,000, a decrease of $890,000. The decrease was due primarily to (i) a difference of $342,000 resulting from aggregate losses from foreign currency transactions in FY 1996, versus aggregate gains from foreign currency transactions in FY 1995 and (ii) a $358,000 write-off related to listing expenses for a proposed public offering in Singapore that was not completed during FY 1996.

         Interest Expense. Interest expense increased from $137,000 in FY 1995 to $402,000 in FY 1996 because Zindart increased borrowings to undertake Phase I of the construction of the Dongguan Facility.

         Provision for Income Taxes. The effective income tax rate was 8.6% in FY 1996 and 9.6% in FY 1995. The effective rate decreased because profit contributions from subsidiaries of Zindart are not taxable and the proportion of profits contributed from such subsidiaries was higher in FY 1996 than in FY 1995.

         Net Income. Net income totaled $4.6 million in FY 1996, an increase of $404,000, or 9.6% from $4.2 million in FY 1995.

LIQUIDITY AND CAPITAL RESOURCES

         Zindart increased its capital in March 1997 through an initial public offering with net proceeds to Zindart of approximately $12.2 million. Share capital increased by $97,000 and Share premium by $12.1 million. Zindart also financed its operations through cash generated from operations. Cash and cash equivalents were $12.5 million at March 31, 1997, while total indebtedness was $3.8 million in March 31, 1997.

         Cash flow from operating activities was $9.1 million in FY 1997. Cash flow used in investing activities was $3.3 million, primarily as a result of expenditures for the acquisition of plant and equipment and construction in progress of Phase II of the Dongguan facility.

         Zindart repaid short-term and long-term loans of $8.0 million in FY 1997. In FY 1997, Zindart obtained equipment lease financings in the aggregate amount of $1.5 million from two equipment lessors. As of March 31, 1997, the aggregate outstanding amount under leases was $2.1 million. These leases require repayment in 48 monthly installments. The first and second leases carry interest rates of 9.3% and 7.2%, respectively.

         Zindart has revolving lines of credit with three banks: Standard Chartered Bank, The Hong Kong and Shanghai Banking Corporation Limited and Bank of China. As of March 31, 1997, these lines of credit allow for aggregate borrowings of up to $15.2 million. As of March 31, 1997, Zindart had $1.6 million of loans and letters of credit outstanding under these revolving lines of credit. Zindart draws down from the lines of credit primarily to finance purchases of raw materials. The lines of credit contain covenants requiring the maintenance of minimum net worth and limitations on payment of dividends and bonuses to management without the consent of the lender. In May 1997, Zindart renegotiated its banking facilities and currently has facilities with lines of credit which allow for aggregate borrowings of up to US$16.2 million. In connection with such renegotiation, the banks have released all loan covenants, mortgages over properties and pledges of bank deposits previously made by Zindart.

         Consistent with practice in the giftware and collectibles industry, Zindart offers accounts receivable terms to its customers. This practice has created working capital requirements that Zindart generally has financed with net cash balances, internally generated cash flow and loans. Zindart's accounts receivable balance at March 31, 1997 was $9.3 million. Zindart has never experienced any significant problems with collection of accounts receivable from its customers.

         Capital expenditure for FY 1997 was $3.3 million. Zindart believes that the proceeds from initial public offering, cash generated from its operations and its existing credit facilities will be sufficient to satisfy its working capital and capital expenditure requirements for at least the next 18 months.

FOREIGN EXCHANGE

         All of Zindart's sales are denominated either in U.S. Dollars or Hong Kong Dollars. The largest portion of Zindart's expenses are denominated in Hong Kong Dollars, followed by Renminbi and U.S. Dollars. The exchange rate of the Hong Kong Dollar is currently pegged to the U.S. Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The PRC government sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rate between the Renminbi and the U.S. Dollar and the Hong Kong Dollar has fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar decreases relative to the U.S. Dollar, such fluctuation may have a positive effect on Zindart's results of operations. If the value of the Renminbi or the Hong Kong Dollar increases relative to the U.S. Dollar, such fluctuation may have a negative effect on Zindart's results of operations. See "Item 1 -- Risk Factors -- Country Risks -- Exchange Rate Risk." Zindart does not currently hedge its foreign exchange positions.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

         The following table sets forth certain information with respect to the directors and executive officers of Zindart and employees who make or are expected to make significant contributions to the business of Zindart:

NAME                                POSITION                                             AGE
Robert A. Theleen(1)(2)        Chairman of the Board                                     51
George K. D. Sun               Founder, Chief Executive Officer and Director             56
Feather S. Y. Fok(2)           Chief Operating Officer, Chief Financial Officer and      35
                                    Director
Andrew C. H. Mok               EVP - Operations                                          45
Tony D. H. Lai                 Vice President of Production                              55
C.W. Ng                        Vice President of Production                              38
Koulman N. Zheng               Vice President of Engineering                             41
Vickie W. K. So                Assistant Vice President and Financial Controller         36
Choi S. Leung                  Assistant Vice President of Marketing and Purchasing      52
Pei J. Yu                      Assistant Vice President of Production                    51
Alexander M. K. Ngan(2)        Director                                                  46
George B. Volanakis            Director                                                  49
James E. Gilleran(1)           Director                                                  64
Leo Paul Koulos                Director                                                  63
Stanley Wang(1)                Director                                                  54

------------------------------
(1)  Member of Audit Committee.
(2)  Member of Compensation Committee.

         Robert A. Theleen, 51, serves as Chairman of the Board of Zindart and is the founder and Chairman of ChinaVest. Mr. Theleen joined the Board of Directors in January, 1997. Mr. Theleen is a director of several privately held ChinaVest portfolio companies. Mr. Theleen is a founding member of the executive committee of the Hong Kong-Taipei Business Cooperation Committee of the Hong Kong

General Chamber of Commerce. Mr. Theleen received a B.A. degree from Duquesne University and an MBA from the American School of International Management.

         George K. D. Sun, 56, founded Zindart in 1978 and served as a Director and Chief Executive Officer from 1978 to 1994. In 1994, Mr. Sun took a sabbatical from Zindart to pursue philanthropic activities, including the creation of Zindart (De Zhen) Foundation, the beneficiaries of which include Zindart's employees and their families, and other charities and churches. Mr. Sun returned to Zindart in 1996 as a Director and Chief Executive Officer. Mr. Sun has transferred to Zindart s current executive team responsibility for managing all of Zindart's day-to-day operations. Mr. Sun continues to be responsible for providing leadership to, and engaging in strategic planning for, Zindart.

         Feather S. Y. Fok, 35, has served as a Director since August 1993 and has served as Chief Operating Officer and Chief Financial Officer since 1993. Ms. Fok joined Zindart in January 1989. Before joining Zindart, Ms. Fok worked in the Audit & Business Advisory division of Arthur Andersen & Co. in Hong Kong. Ms. Fok is a Certified Public Accountant in Hong Kong and an associate member of the Hong Kong Society of Accountants. Ms. Fok is also a member of the Chartered Association of Certified Accountants, United Kingdom. Ms. Fok received a B.S. degree in Business Administration from the Chinese University of Hong Kong.

         Andrew C. H. Mok, 45, was recently promoted to EVP-Operations in April 1997 and is responsible for marketing, production and engineering. Between 1995 and 1997, he was Vice President of Marketing. Mr. Mok has over 20 years of working experience in the toy industry. Mr. Mok received a B.S. degree in Mechanical Engineering from the University of Hong Kong.

         Tony D. H. Lai, 55, has served as a Vice President of Production since October 1994 and is responsible for production in the PRC. Mr. Lai served as Director of Zindart from October 1994 until his resignation from the Board on May 16, 1997. Mr. Lai graduated from Shanghai Education University and was a secondary school teacher for 27 years in the PRC before he emigrated to Hong Kong. He joined Zindart in 1989.

         C.W. Ng, 38, joined Zindart on May 1, 1997 as Vice President of Production. Prior to joining Zindart, Mr. Ng worked for seven years at Mattel. Mr. Ng has 14 years of production experience. Mr. Ng received a B.S. degree in Industrial Engineering from the University of Hong Kong in 1982 and an M.B.A. from Andrew University.

         Koulman N. Zheng, 41, has served as Vice President of Engineering since 1993, and is responsible for Luen Tat Mould's operations. Prior to joining Zindart, Mr. Zheng worked for many years as an engineer and operations manager in various companies in the U.S. Mr. Zheng holds a 10% interest in Luen Tat Mould. Mr. Zheng holds a B.S. and an M.S. degree in Mechanical Engineering from San Francisco State University and Northeastern University, respectively. Mr. Zheng also received a B.S. degree in Mechanical Engineering from the South Chinese Institute of Technology in the PRC.

         Vickie W K So, 36, has served as the Assistant Vice President and Financial Controller since September 1996. Prior to joining Zindart, Ms. So worked as Administration Manager, Group Accountant and Financial Controller of Pacific Dunlop (Asia) Ltd. for more than ten years. Ms. So is a qualified accountant in Hong Kong. Ms. So received a B.S. degree in Business Administration from the Chinese University of Hong Kong in 1984 and an M.B.A. from the Australian Graduate School of Management, University of New South Wales.

         Choi S. Leung, 52, has served as the Assistant Vice President of Marketing and Purchasing since 1992 and is responsible for customer relations of the Hallmark account, and purchasing. Prior thereto, Mr. Leung worked for 12 years for the Hong Kong-based purchasing arm of Hallmark as a buyer and manager for its PRC operations.

         Pei J. Yu, 51, has served as the Assistant Vice President of Production since October 1993, and is responsible for production in all of Zindart's manufacturing facilities. Prior to joining Zindart in 1983, Mr. Yu worked as an engineer in various companies in the PRC for 15 years. Mr. Yu received a B.S. degree from the East China Chemical Engineering University. Mr. Yu's uncle is Mr. George K. D. Sun.

         Alexander M K. Ngan, 46, has served as a Director since October 1995. Mr. Ngan is a partner of ChinaVest, which he joined in 1993. Mr. Ngan is a director of several privately held ChinaVest portfolio companies. Prior thereto, Mr. Ngan worked for over 20 years in banking and financial consulting in Canada and Hong Kong. Mr. Ngan received a Bachelors of Mathematics degree from the University of Waterloo, Ontario. Mr. Ngan is a representative of ChinaVest.

         George B. Volanakis, 49, has served as a Director since November 1992. Mr. Volanakis joined Ertl in 1988 and has served as President and Chief Executive Officer of Ertl since 1993. Prior to joining Ertl, Mr. Volanakis was Senior Vice President of Marketing for Mattel Inc. Mr. Volanakis has served as President of Matchbox Toys U.S.A., Ltd. and as President and Chief Operating Officer of Playskool Inc., a subsidiary division of Milton Bradley Company, Inc. Mr. Volanakis is a former Chairman of the Toy Manufacturing Association in the United States. Mr. Volanakis received a B.A. degree from Union College. Mr. Volanakis is a representative of Ertl.

         James E. Gilleran, 64, joined the Board immediately following the closing of the initial public offering. Mr. Gilleran has served as Chairman of the Board and Chief Executive Officer of Bank of San Francisco since 1994. Prior thereto, Mr. Gilleran served as Superintendent of Banks of the California State Banking Department. In addition, Mr. Gilleran serves as a director of The Fritz Companies and Cooper Development Company. Mr. Gilleran received a B.B.A. degree from Pace University.

         Leo Paul Koulos, 63, joined the Board immediately following the closing of initial public offering. Mr. Koulos is President and Chief Executive Officer of National Coupon Redemption Service, Inc., a national clearinghouse for manufacturers' cents off coupons. Mr. Koulos is also Chairman and Chief Executive Officer of Coupon Processing Associates, Inc. and of its Mexican affiliate, Enlace Vital, S.A. de C.V. Mr. Koulos received a B.S. degree from the University of San Francisco.

         Stanley Wang, 54, joined the Board immediately following the closing of the initial public offering. Mr. Wang is President and Chief Executive Officer of PanTronix Corporation, which provides manufacturing services for semiconductor components, subsystems and modules. Mr. Wang received a business degree from the National Taiwan University and an M.B.A. degree from Temple University.

LIMITATION OF LIABILITY

         The liability of officers and directors in Hong Kong is governed by common law, which imposes general fiduciary duties such as the duty to act for the benefit of the company, to act with due skill, care and attention, and to avoid conflicts of interest.

         Under Hong Kong law, the organizational documents of a company may not contain any provisions limiting the personal liability of directors to Zindart or its shareholders or indemnifying directors, officers, employees and agents of Zindart for acts performed in such capacity. The Underwriting Agreement provides for indemnification by the Underwriters of Zindart, its directors and officers, and by Zindart of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act and affords certain rights of contribution with respect thereto.

ITEM 11. EXECUTIVE COMPENSATION

         The aggregate amount of compensation paid by Zindart to all directors, executive officers and significant employees as a group in FY 1997 was $1.3 million, of which approximately $550,000 was paid as discretionary bonuses. In addition, approximately $32,000 was contributed to Zindart's provident fund (i.e., Zindart's defined contribution benefit plan administered by Jardine Matheson) in FY 1997 on behalf of such persons.

         Zindart's executive officers and other key employees participate in Zindart's bonus plan, which generally provides for the payment of bonuses in an aggregate amount not to exceed ten percent of Zindart's pre-tax income. The Chief Operating Officer recommends the size of the bonus pool to Zindart's Board of Directors for its approval and the allocation of the bonus amounts to the Compensation Committee for its approval. An employee's bonus amount is determined on the basis of the employee's position, performance during the year, length of service and other factors. The Compensation Committee is comprised of three directors, Robert A. Theleen, Alex Ngan and Feather S. Y. Fok.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARY.

         No officer or director of Zindart currently has any option or warrant to purchase any securities of Zindart. Zindart intends to adopt an employee stock option plan in the near future. The plan is expected to provide for the issuance of options to purchase up to 10% of the outstanding Ordinary Shares.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Ertl has been one of Zindart's two largest customers during FY 1997. Ertl beneficially owns 10% of Zindart's Ordinary Shares and has a representative on Zindart's Board of Directors. All sales transactions to Ertl are negotiated on an arm's length basis.

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

         Not Applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

         None.

                                     PART IV

ITEM 17.  CONSOLIDATED FINANCIAL STATEMENTS

         Zindart has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.  CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ZINDART LIMITED

     Report of Independent Public Accountants..........................................   F-2

     Consolidated Balance Sheets as of March 31, 1996 and 1997.........................   F-3

     Consolidated Statements of Operations for the years ended March 31, 1995,
         1996 and 1997.................................................................   F-4

     Consolidated Statements of Cash Flows for the years ended March 31, 1995,
         1996 and 1997.................................................................   F-5

     Consolidated Statements of Changes in Shareholders' Equity for the years
         ended March 31, 1995, 1996 and 1997...........................................   F-6

     Notes to Consolidated Financial Statements........................................   F-8

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

         (a) See Item 18 for a list of the financial statements filed as part of this Annual Report.

         (b)  Exhibits to this Annual Report:

              None.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            ZINDART LIMITED


                            By: /s/ GEORGE K.D. SUN
                                ------------------------------------------------
                                George K. D. Sun
                                Chief Executive Officer and Director
                                (Principal Executive Officer)


                            By: /s/ FEATHER S.Y. FOK
                                ------------------------------------------------
                                Feather S. Y. Fok
                                Chief Operating Officer, Chief Financial Officer and Director (Principal Financial Officer)


                            By: /s/ VICKIE W.K. SO
                                ------------------------------------------------
                                Vickie W. K. So
                                Financial Controller
                                (Principal Accounting Officer)


                            By: /s/ ALEXANDER H.K. NGAN
                                ------------------------------------------------
                                Alexander H. K. Ngan
                                Director


Date:  June 18, 1997

                                    APPENDIX


                             DESCRIPTION OF GRAPHICS



PAGE (iii):

                         ORGANIZATION OF ZINDART LIMITED

         This chart shows the organization of Zindart, its principal shareholders and subsidiaries as of March 31, 1997.



PAGE 14:

                               OPERATING STRUCTURE

         This chart shows the operating structure of Zindart's three manufacturing facilities.

                                 ZINDART LIMITED
                                 ===============



         CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 1996 AND 1997

              AND FOR THE YEARS ENDED MARCH 31, 1995, 1996 AND 1997

                         TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Zindart Limited:



We have audited the accompanying consolidated balance sheets of Zindart Limited (incorporated in Hong Kong; formerly known as Zindart Industrial Company Limited; "the Company") and Subsidiaries ("the Group") as of March 31, 1996 and 1997, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the years ended March 31, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zindart Limited and Subsidiaries as of March 31, 1996 and 1997, and the results of their operations and their cash flows for the years ended March 31, 1995, 1996 and 1997, in conformity with generally accepted accounting principles in the United States of America.



ARTHUR ANDERSEN & CO.
Certified Public Accountants
Hong Kong



Hong Kong,
June 14, 1997.

                        ZINDART LIMITED AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 1996 AND 1997

      (Amounts expressed in United States dollars unless otherwise stated)


                                                                                     1996        1997
                                                                                    ------      ------
                                                                                    $'000       $'000
ASSETS

Current assets:
    Cash and bank deposits                                                           3,294      12,531
    Accounts receivable, net                                                         8,315       9,258
    Due from immediate holding company                                                   3          --
    Deposits and prepayments                                                         1,528       1,389
    Inventories, net                                                                 7,514       8,590
                                                                                    ------      ------

         Total current assets                                                       20,654      31,768

Property, plant, equipment and capital leases, net                                  10,800      11,746
Construction-in-progress                                                                --       1,851
Long-term investment                                                                   179         179
Goodwill, net                                                                           77          67
                                                                                    ------      ------

         Total assets                                                               31,710      45,611
                                                                                    ======      ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Short-term bank borrowings                                                       7,055       1,641
    Long-term bank loans, current portion                                              811          --
    Capital lease obligations, current portion                                       1,033         720
    Accounts payable                                                                 4,107       2,035
    Receipts in advance                                                                958       1,797
    Accrued liabilities                                                              2,806       6,807
    Taxation payable                                                                   483         561
                                                                                    ------      ------

         Total current liabilities                                                  17,253      13,561

Long-term bank loans                                                                 1,754          --
Capital lease obligations                                                              374       1,402
Deferred taxation                                                                      120         120
                                                                                    ------      ------

         Total liabilities                                                          19,501      15,083
                                                                                    ------      ------

Minority interests                                                                     601       1,044
                                                                                    ------      ------

Shareholders' equity:
    Common stock, par value $0.0646 (equivalent of HK$0.5); authorized -
       10,000,000 shares in 1997 and 5,000,000 shares in 1996; outstanding and fully paid - 5,000,000 shares in
       1996 and 6,500,000 shares in 1997                                               323         420
    Additional paid-in capital                                                          --      12,104
    Retained earnings                                                               11,285      16,960
                                                                                    ------      ------

         Total shareholders' equity                                                 11,608      29,484
                                                                                    ------      ------

         Total liabilities, minority interests and shareholders' equity             31,710      45,611
                                                                                    ======      ======


  The accompanying notes are an integral part of these financial statements.

                        ZINDART LIMITED AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED MARCH 31, 1995, 1996 AND 1997

                  (Amounts expressed in United States dollars)


                                      1995          1996          1997
                                     -------       -------       -------
                                      $'000         $'000         $'000
Net sales                             36,879        46,930        62,207
Cost of goods sold                   (25,644)      (34,116)      (45,732)
                                     -------       -------       -------

     Gross profit                     11,235        12,814        16,475

Selling, general and
   administrative expenses            (6,806)       (6,498)       (8,945)
Interest expenses                       (137)         (402)         (868)
Interest income                          228           208           145
Other income (expenses), net             492          (416)          390
                                     -------       -------       -------

     Income before income taxes        5,012         5,706         7,197

Provision for income taxes              (483)         (488)         (635)
                                     -------       -------       -------

     Income before minority
       interests                       4,529         5,218         6,562

Minority interests                      (337)         (622)         (887)
                                     -------       -------       -------

     Net income                        4,192         4,596         5,675
                                     =======       =======       =======

Earnings per common share            $  0.84       $  0.92       $  1.11
                                     =======       =======       =======

Weighted average number of
   shares outstanding                  5,000         5,000         5,103
                                     =======       =======       =======




   The accompanying notes are an integral part of these financial statements.

                        ZINDART LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED MARCH 31, 1995, 1996 AND 1997

                  (Amounts expressed in United States dollars)


                                              1995         1996         1997
                                             ------       ------       ------
                                             $'000        $'000        $'000
Cash flows from operating activities:
Net income                                    4,192        4,596        5,675
Adjustments to reconcile net income
    to net cash provided by (used in)
    operating activities-
    Depreciation of property, plant and
       equipment                                946        1,021        1,666
    Amortization of goodwill                     10           10           10
    Net gain on disposals of property,
       plant and equipment                     (121)          (6)         (57)
    Minority interests                          337          622          887
(Increase) Decrease in operating
    assets-
    Accounts receivable, net                 (1,395)      (4,015)        (943)
    Deposits and prepayments                    266           47          139
    Inventories, net                         (1,589)      (2,167)      (1,076)
Increase (Decrease) in operating
    liabilities-
    Accounts payable                             82        1,802       (2,072)
    Receipts in advance                         738         (363)         839
    Accrued liabilities                       1,112       (1,790)       4,001
    Taxation payable                            (93)        (117)          78
                                             ------       ------       ------

         Net cash provided by (used in)
             operating activities             4,485         (360)       9,147
                                             ------       ------       ------

Cash flows from investing activities:
    Net cash inflow from acquisition of
       a subsidiary                             168           --           --
    Acquisition of long-term investment          --         (179)          --
    Acquisition of property, plant and
       equipment                             (3,197)      (7,341)      (1,162)
    Additions of construction-in-
       progress                                  --           --       (1,851)
    Proceeds from disposals of
       property, plant and equipment          1,040           13           58
                                             ------       ------       ------

         Net cash used in investing
             activities                      (1,989)      (7,507)      (2,955)
                                             ------       ------       ------

                                                                (To be contiued)

                        ZINDART LIMITED AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE YEARS ENDED MARCH 31, 1995, 1996 AND 1997 (Cont'd)

                  (Amounts expressed in United States dollars)


                                              1995         1996         1997
                                             ------       ------       -------
                                             $'000        $'000         $'000
Cash flows from financing activities:
    Net proceeds from issuance of
       common stock                              --           --        12,201
    Increase (Decrease) in bank
       overdrafts                               340        1,910          (725)
    Increase (Decrease) in short-term
       bank loans                                25        3,876        (4,689)
    New long-term bank loans                  1,035        2,565            --
    Repayment of long-term bank loans
                                               (283)        (994)       (2,565)
    New capital lease obligations               107          776            --
    Repayment of capital element of
       capital lease obligations               (300)        (330)         (736)
    (Increase) Decrease in due from
       immediate holding company                 --           (3)            3
    (Increase) Decrease in due from
       ultimate holding company                 (95)          95            --
    (Increase) Decrease in due from
       related companies                     (1,286)         647            --
    Decrease in due from a director              77           --            --
    Increase (Decrease) in due to
       related companies                         52          (52)           --
    Decrease in due to a director               (63)         (66)           --
    Dividends paid                           (1,959)      (1,073)           --
    Finance from minority interests             (33)          --            --
    Dividends paid by subsidiaries to
       their minority shareholders              (63)        (308)         (444)
                                             ------       ------       -------

         Net cash (used in) provided by
             financing activities            (2,446)       7,043         3,045
                                             ------       ------       -------

Effect of cumulative translation
    adjustments                                   5           (5)           --
                                             ------       ------       -------

Net increase (decrease) in cash and
    bank deposits                                55         (829)        9,237

Cash and bank deposits, as of
    beginning of year                         4,068        4,123         3,294
                                             ------       ------       -------

Cash and bank deposits, as of end of
    year                                      4,123        3,294        12,531
                                             ======       ======       =======

   The accompanying notes are an integral part of these financial statements.

                        ZINDART LIMITED AND SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                FOR THE YEARS ENDED MARCH 31, 1995, 1996 AND 1997

                  (Amounts expressed in United States dollars)


                          Common stock
                        -----------------                             Cumulative
                        Number of            Additional     Retained  translation
                         shares    Amount  paid-in capital  earnings  adjustments
                        ---------  ------  ---------------  --------  -----------
                          '000      $'000      $'000         $'000      $'000
Balance as of March
   31, 1994               5,000      323           --         6,564       --

Net income                   --       --           --         4,192       --

Dividend - $0.21 per
   share                     --       --           --        (1,073)      --

Translation
   adjustments               --       --           --            --        5
                          -----      ---       ------        ------      ---

Balance as of March
   31, 1995               5,000      323           --         9,683        5

Net income                   --       --           --         4,596       --

Dividend - $0.60 per
   share                     --       --           --        (2,994)      --

Translation
   adjustments               --       --           --            --       (5)
                          -----      ---       ------        ------      ---

Balance as of March
   31, 1996               5,000      323           --        11,285       --

Issuance of common
   stock                  1,500       97       14,903            --       --

Common stock
   issuance
   expenditures              --       --       (2,799)           --       --

Net income                   --       --           --         5,675       --

Translation
   adjustments               --       --           --            --       --
                          -----      ---       ------        ------      ---

Balance as of March
   31, 1997               6,500      420       12,104        16,960       --
                          =====      ===       ======        ======      ===




   The accompanying notes are an integral part of these financial statements.

                        ZINDART LIMITED AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (Amounts expressed in United States dollars unless otherwise stated)



1.   ORGANIZATION AND PRINCIPAL ACTIVITIES


Zindart Limited ("the Company"), formerly known as Zindart Industrial Company Limited, was incorporated in Hong Kong in July 1977. Prior to August 1993, the Company was owned by certain individual shareholders. In August 1993, as a result of a group reorganization, the Company became wholly owned by Zindart Holdings Limited ("ZHL"; a company incorporated in the Cayman Islands). In December 1995, ZHL transferred its 100% interest in the Company to Zindart Pte Limited ("ZPL"; formerly known as Devenish Pte Limited; a company incorporated in Singapore) in return for 14,689,998 ordinary shares of S$1 each in ZPL. In January 1996, ZHL underwent a voluntary liquidation and distributed its entire interest in the 14,689,998 ordinary shares of S$1 each in ZPL to its sole shareholder. ZPL is majority owned by ZIC Holdings Limited ("ZICHL"; a company incorporated in the Cayman Islands).

On December 11, 1996, the Company consummated a 20 for 1 stock split ("the Share Split") and as a result 5,000,000 shares of common stock, par value HK$0.50 each, were outstanding. The Share Split has been reflected retroactively in the accompanying balance sheets and in all per share computations. On January 31, 1997, the Company increased its authorized share capital from HK$2,500,000 to HK$5,000,000, by the creation of 5,000,000 new ordinary shares of HK$0.50 each ranking pari passu in all respects with the then existing shares. On December 27, 1996, the Company changed its name from Zindart Industrial Company Limited to Zindart Limited, its present one.

In March 1997, the Company issued 1,500,000 shares of common stock, par value HK$0.50 each, for cash consideration of $10 per share through a public offering, and raised net proceeds of approximately $12,201,000.

The Company and its subsidiaries are principally engaged in the manufacturing of die-cast and injection-molded products in the People's Republic of China ("the PRC") for sale to customers in North America and Europe.

2.   SUBSIDIARIES


Details of the Company's subsidiaries (which together with the Company are collectively referred to as "the Group") as of March 31, 1997 were as follows:

                                                                      PERCENTAGE OF
                                                PLACE OF             EQUITY INTEREST
                 NAME                         INCORPORATION               HELD
---------------------------------------       -------------          ---------------

Dongguan Xinda Giftware Company Limited            The PRC                 Note a

Guangzhou Zindart (Xin Xing) (Giftware)            The PRC                 Note b
    Company Limited

Luen Tat Mould Manufacturing Limited             The British             51% Note c
                                               Virgin Islands

Onchart Industrial Limited                       The British                 55%
                                               Virgin Islands

Onchart Industrial Limited                        Hong Kong                  55%

Wealthy Holdings Limited                         The British                100%
                                               Virgin Islands


Notes -

a. Dongguan Xinda Giftware Company Limited is a contractual joint venture established in the PRC to be operated for 15 years up to November 2009. Under the joint venture contract and the supplemental agreement thereto, the Group is entitled to 100% of the joint venture's income after paying to its joint venture partner a pre-determined annual fee.

b. Guangzhou Zindart (Xin Xing) (Giftware) Company Limited is a contractual joint venture established in the PRC to be operated for 15 years up to December 2008. Under the joint venture contract and the supplemental agreement thereto, the Group is entitled to 100% of the joint venture's income after paying to its joint venture partner a pre-determined rental for the factory premises occupied by Guangzhou Zindart (Xin Xing) (Giftware) Company Limited.

c. According to a shareholders' agreement dated October 10, 1994, the Group is only entitled to share 41% of the profit of Luen Tat Mould Manufacturing Limited.

There is no restriction on the distribution of the subsidiaries' retained earnings.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


a.       Basis of consolidation


         The consolidated financial statements include the accounts of the Company, its subsidiaries and its contractual joint ventures which are considered as de facto subsidiaries. All material intra-group balances and transactions have been eliminated on consolidation.

b.       Goodwill


         Goodwill, being the excess of cost over the fair value of the net assets of a subsidiary acquired in fiscal 1995, is amortized on a straight-line basis over ten years. The amortization recorded during the years ended March 31, 1995, 1996 and 1997 was approximately $10,000, $10,000 and $10,000, respectively. Accumulated amortization as of March 31, 1996 and 1997 was approximately $20,000 and $30,000, respectively.

 c.      Contractual joint ventures


         A contractual joint venture is an entity established between the Group and one or more other parties, with the rights and obligations of the joint venture partners governed by a contract. If the Group owns more than 50% of the venture and is able to govern and control its financial and operating policies and the board of directors, such venture is considered as a de facto subsidiary and is accounted for as a subsidiary.

 d.      Inventories


         Inventories are stated at the lower of cost, on a first-in first-out basis, or market value. Costs of work-in-progress and finished goods are composed of direct materials, direct labour and an attributable portion of production overheads.

 e.      Property, plant, equipment and capital leases


         Property, plant, equipment and capital leases are recorded at cost. Gains or losses on disposals are reflected in current operations. Depreciation for financial reporting purpose is provided using the straight-line method over the estimated useful lives of the assets as follows: properties - 10 to 20 years; machinery, tools, furniture and office equipment, and motor vehicles - 4 to 5 years. All ordinary repair and maintenance costs are expensed as incurred.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont'd)

f.       Construction-in-progress


         Construction-in-progress represents factories and office buildings under construction and machinery pending installation.

         Interest costs incurred during the period of construction or acquisition of fixed assets are capitalized and amortized over the estimated useful lives of the related assets. Interest costs capitalized during the years ended March 31, 1995, 1996 and 1997 were approximately $23,000, $206,000 and $68,000, respectively.

g.       Long-term investment


         Investments held for the long-term are stated at market value. Income from investments is accounted for to the extent of dividends received and receivable.

h.       Sales


         Sales represent the invoiced value of merchandise/moulds supplied to customers. Sales are recognised upon delivery of goods and passage of title to customers.

i.       Income taxes


         The Group accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

j.       Operating leases


         Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

k.       Foreign currency translation


         The Company considers United States dollars as its functional currency as most of the Group's business activities are based in United States dollars and Hong Kong dollars ("HK$") (Note : Hong Kong dollars are pegged with United States dollars at the exchange rate of US$1 to HK$7.8).

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont'd)

k.       Foreign currency translation  (Cont'd)

         The translation of the financial statements of subsidiaries into United States dollars is performed for balance sheet accounts using the closing exchange rate in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during each reporting period. The gains or losses resulting from translation are included in shareholders' equity separately as cumulative translation adjustments. Aggregate gains (losses) from foreign currency transactions included in the results of operations for the years ended March 31, 1995, 1996 and 1997 were approximately $182,000, $(160,000)
         and $(91,000), respectively.

l.       Basic earnings per common share


         Basic earnings per common share is computed by dividing net income for each year by 5,000,000, 5,000,000 and 5,102,740, the weighted average number of shares of common stock outstanding for the years ended March 31, 1995, 1996 and 1997, respectively.

m.       Use of estimates


         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

n.       Fair value of financial instruments


         The Group's financial instruments consist of cash, cash equivalents, trade receivables and trade payables. The book values of these instruments are considered to be representative of their fair values.



4.       ACCOUNTS RECEIVABLE


Accounts receivable comprised:

                                            1996         1997
                                           ------       ------
                                           $'000        $'000
Trade receivables                           8,354        9,394
Less: Allowance for doubtful accounts         (39)        (136)
                                           ------       ------

Accounts receivable, net                    8,315        9,258
                                           ======       ======

5.       DEPOSITS AND PREPAYMENTS


Deposits and prepayments comprised:

                                         1996       1997
                                        -----      -----
                                        $'000      $'000
Deposits for acquisition of moulds      1,083      1,097
Prepayments                               352        240
Rental and utility deposits                12         19
Others                                     81         33
                                        -----      -----

                                        1,528      1,389
                                        =====      =====

6.       INVENTORIES


Inventories comprised:

                                       1996         1997
                                      ------       ------
                                      $'000        $'000
Raw materials                          5,204        4,959
Work-in-process                        1,170        1,448
Finished goods                         1,199        2,501
                                      ------       ------

                                       7,573        8,908

Less: Allowance for obsolescence         (59)        (318)
                                      ------       ------

Inventories, net                       7,514        8,590
                                      ======       ======

7.       PROPERTY, PLANT, EQUIPMENT AND CAPITAL LEASES


Property, plant, equipment and capital leases comprised:

                                                         1996          1997
                                                        -------       -------
                                                         $'000         $'000
Property, plant and equipment:
    Properties                                            7,940         8,142
    Machinery and tools                                   4,212         4,879
    Furniture and office equipment                        1,087         1,289
    Motor vehicles                                          280           350
Capital leases:
    Machinery and tools                                   1,993         3,364
    Furniture and office equipment                          321           358
    Motor vehicles                                          315           124
                                                        -------       -------

Cost                                                     16,148        18,506

Less: Accumulated depreciation
          Property, plant and equipment                  (3,740)       (5,488)
          Capital leases                                 (1,608)       (1,272)
                                                        -------       -------

Property, plant, equipment and capital leases, net       10,800        11,746
                                                        =======       =======

As of March 31, 1996 and 1997, properties with a net book value of approximately $7,225,000 and $7,123,000, respectively, were mortgaged to secure certain of the Group's banking facilities.


8.       CONSTRUCTION-IN-PROGRESS


Construction-in-progress comprised:

                               1996       1997
                               -----      -----
                               $'000       $'000
Construction cost                 --      1,783
Interest cost capitalized         --         68
                               -----      -----

                                  --      1,851
                               =====      =====

9.       LONG-TERM INVESTMENT


On March 1, 1996, the Group acquired from several individuals, including a minority shareholder of a subsidiary, an 18% interest in Luen Tat Model Design Company Limited (a company incorporated in the British Virgin Islands) for a cash consideration of $179,000. The cost of $179,000 approximates the market value of this investment as of March 31, 1997.


10.      SHORT-TERM BANK BORROWINGS


Short-term bank borrowings comprised:

                           1996       1997
                           -----      -----
                           $'000      $'000
Bank overdrafts            2,366      1,641
Short-term bank loans      4,689         --
                           -----      -----

                           7,055      1,641
                           =====      =====

Short-term bank borrowings are denominated in Hong Kong dollars and bear interest at the floating commercial bank lending rates in Hong Kong, which currently range from 8.72% to 9.00% per annum. They are collaterized by certain properties, bank deposits and inventories of the Group. They are drawn for working capital purposes and are renewable with the consent of the relevant banks.

Supplemental information with respect to short-term bank borrowings for the year ended March 31, 1996 and 1997 are as follows:

                          Maximum      Average       Weighted       Weighted
                          amount        amount       average         average
                        outstanding  outstanding  interest rate   interest rate
                        during the    during the  at the end of    during the
                           year          year          year           year
                        -----------  -----------  -------------   -------------
                           $'000        $'000
Year ended March 31,
    1997
--------------------

Bank overdrafts            3,646        1,455           9.48%           9.57%
                           =====        =====        =======         =======

Short-term bank loans
                           6,590        3,565            --             8.95%
                           =====        =====        =======         =======

Year ended March 31,
    1996
--------------------

Bank overdrafts            2,366        1,232           9.66%           9.90%
                           =====        =====        =======         =======

Short-term bank loans
                           5,551        3,632           8.92%           8.41%
                           =====        =====        =======         =======

11.       ACCRUED LIABILITIES


Accrued liabilities comprised:

                                                         1996        1997
                                                         -----       -----
                                                         $'000       $'000
Accruals for operating expenses
    -  Workers' wages and bonus                            467       1,054
    -  Management bonus                                    535         817
    -  Rental expenses                                     408         463
    -  Subcontracting charges                              271          98
Payable for land cost in the PRC                            98          --
Accruals for raw materials purchases                       339       1,709
Accruals for plant relocation expenses                      --         272
Accruals for common stock issuance expenditures             --         810
Others                                                     688       1,584
                                                         -----       -----

                                                         2,806       6,807
                                                         =====       =====



12.      LONG-TERM BANK LOANS


Long-term bank loans were collateralized by certain properties and bank deposits of the Group. They bore interest rates ranging from 8% to 10% per annum and were repayable as follows:

                                                         1996        1997
                                                         -----       -----
                                                         $'000       $'000
Payable during the following period
    -  Within one year                                     811          --
    -  Over one year but not exceeding two years         1,594          --
    -  Over two years but not exceeding three years        160          --
                                                         -----       -----

Total bank loans                                         2,565          --
Less: current maturities                                  (811)         --
                                                         -----       -----

Long-term bank loans                                     1,754          --
                                                         =====       =====

13.      CAPITAL LEASE OBLIGATIONS


Future minimum lease payments under the capital leases, together with the present value of the minimum lease payments are:

                                                               1996        1997
                                                              ------      -----
                                                               $'000      $'000
Payable during the following period
    -  Within one year                                         1,151        791
    -  Over one year but not exceeding two years                 438        765
    -  Over two years but not exceeding three years               --        657
    -  Over three years but not exceeding four years
                                                                  --        220
                                                              ------      -----

Total minimum lease payments                                   1,589      2,433
Less: Amount representing interest                              (182       (311)
                                                              ------      -----

Present value of minimum lease payments                        1,407      2,122
Less: Current portion                                         (1,033       (720)
                                                              ------      -----

Non-current portion                                              374      1,402
                                                              ======      =====


14.      COMMON STOCK


As described in Note 1, on December 11, 1996, the Company consummated a 20 for 1 stock split and as a result 5,000,000 shares of common stock, par value HK$0.50 each, were outstanding. On January 31, 1997, the Company increased its authorized share capital from HK$2,500,000 to HK$5,000,000, by the creation of 5,000,000 new ordinary shares of HK$0.50 each ranking pari passu in all respects with the then existing shares. In March 1997, the Company issued 1,500,000 shares of common stock, par value HK$0.50 each, for cash consideration of $10 per share through a public offering, and raised net proceeds of approximately $12,201,000.


15.      NET SALES


Net sales comprised:

                                 1995        1996        1997
                                ------      ------      ------
                                $'000       $'000       $'000
Sales of merchandise            32,488      38,306      52,511
Sales of moulds and others       4,391       8,624       9,696
                                ------      ------      ------

                                36,879      46,930      62,207
                                ======      ======      ======

A substantial portion of the sales of merchandise and moulds are shipped to the United States of America.

16.      INCOME TAXES


The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they are domiciled and operate. The Company is subject to Hong Kong profits tax at a rate of 16.5%. The British Virgin Islands subsidiaries are incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. The joint venture enterprises established in the PRC are subject to PRC income taxes at a rate of 27% (24% state unified income tax and 3% local income tax, in the open coastal areas of the PRC). However, they are exempted from state unified income tax and local income tax for two years starting from the first year of profitable operations and then are subject to a 50% reduction in state unified income tax for the next three years. The first profitable year for Guangzhou Zindart (Xin Xing) (Giftware) Company Limited was the year ended March 31, 1995; and the first profitable year for Dongguan Xinda Giftware Company Limited can not be determined as the joint venture has just started operations and is still in a loss position.

If the tax holiday for the joint venture enterprises established in the PRC did not exist, the Group's income tax liabilities would have been increased by approximately $63,000 and $52,000 for the years ended March 31, 1996 and 1997, respectively. Earnings per ordinary share would have been approximately $0.91 and $1.10 for the years ended March 31, 1996 and 1997, respectively.

Provision for income taxes for the years ended March 31, 1995, 1996 and 1997 represented provision for current Hong Kong profits tax. The reconciliation of the Hong Kong statutory profits tax rate to the effective income tax rate based on income before income taxes stated in the consolidated statements of operations is as follows:

                                         1995        1996        1997
                                         -----       -----       -----
                                         $'000       $'000       $'000
Hong Kong statutory tax rate             16.5%       16.5%       16.5%
Effect of tax exemption for
    Guangzhou Zindart (Xin Xing)
    (Giftware) Company Limited           (1.4%)      (1.1%)      (0.7%)
Non-taxable income arising from
    activities which qualified as
    offshore                             (5.5%)      (6.8%)      (7.0%)
                                         ----        ----        ----

Effective income tax rate                 9.6%        8.6%        8.8%
                                         ====        ====        ====

Components of deferred tax balances as of March 31, 1996 and 1997 are as follows:


                                                           1996      1997
                                                           -----     -----
                                                           $'000     $'000
Accumulated difference between taxation allowance
    and depreciation expenses                                120       120
                                                           =====     =====

17.      DIVIDENDS


Dividends comprised:

                                        1995         1996        1997
                                        -----        -----       -----
                                        $'000        $'000       $'000
Cash dividend                           1,073           --          --
Dividend in kind                           --        2,994          --
                                        -----        -----       -----

                                        1,073        2,994          --
                                        =====        =====       =====

Dividends for the year ended March 31, 1996 of approximately $2,994,000 were settled in kind by distributing to the shareholder the loan receivable from a related company of approximately $1,889,000 and the amount due from that related company of approximately $1,105,000.


18.      COMMITMENTS


a        Capital commitments


         As of March 31, 1996 and 1997, the Group had capital commitments amounting to approximately $161,000 and $2,849,000, respectively, in respect of construction of factories in the PRC.

b.       Operating lease commitments


         The Group has various operating lease agreements for factory premises and office equipment which extend through December 1997. Rental expenses for the years ended March 31, 1995, 1996 and 1997 were approximately $936,000, $624,000 and $790,000, respectively. Most leases contain renewal options. Future minimum rental payments as of March 31, 1997, under agreements classified as operating leases with non-cancellable terms in excess of one year, are as follows:

                                                                  March 31,
                                                                    1997
                                                                  --------
                                                                   $'000

         Payable during the following period:
           Within one year                                           624
           Over one year but not exceeding two years                 308
           Over two years but not exceeding three years              227
                                                                   -----

                                                                   1,159
                                                                   =====

c. Under the supplementary joint venture agreement for the establishment of Dongguan Xinda Giftware Company Limited, the Group has committed to pay a pre-determined annual fee to the third-party joint venture partner for the period from January 1996 to November 2009. As of March 31, 1997, the total commitment for this pre-determined fee is $504,000, which is analyzed as follows:

                                                                 March 31,
                                                                   1997
                                                                 ---------
                                                                   $'000
         Payable during the following period:
            Within one year                                          39
            Over one year but not exceeding two years                39
            Over two years but not exceeding three years             39
            Over three years but not exceeding four years            39
            Over four years but not exceeding five years             39
            Thereafter                                              309
                                                                    ---

                                                                    504
                                                                    ===


19.      RETIREMENT PLAN


The Group's employees in the PRC are all hired on a contractual basis and consequently the Group has no obligation for pension liabilities to these employees.

The Group's employees in Hong Kong, after completing a probation period, may join the Group's defined contribution provident fund managed by an independent trustee. Both the Group and its Hong Kong employees make monthly contributions to the scheme of 5% of the employees' basic salaries. The Hong Kong employees are entitled to receive their entire contribution together with accrued interest thereon at any time upon leaving the Group, and 100% of the employer's contribution and the accrued interest thereon upon retirement or leaving the Group after completing ten years of service or at a reduced scale of between 30% to 90% after completing three to nine years of service. Any forfeited contributions made by the Group and the accrued interest thereon are used to reduce future employer's contributions. The aggregate amount of employer's contributions made by the Group (net of forfeited contributions) during the years ended March 31, 1995, 1996 and 1997 were approximately $97,000, $71,000 and $78,000, respectively.


The Group has no other post-retirement or post-employment benefit plans.

20.      BANKING FACILITIES


As of March 31, 1997, the Group had banking facilities of approximately $15,181,000 for overdrafts, loans and trade financing. Unused facilities as of the same date amounted to approximately $13,541,000. These facilities were secured by:

a. Mortgages over the Group's properties with a net book value of approximately $7,123,000 as of March 31, 1997;

b. Pledges of the Group's bank deposits of approximately $1,940,000 as of March 31, 1997; and

c.       The Group's inventories held under trust receipt and import bank loans.


In addition, the Group has agreed to observe certain restrictive bank covenants on maintenance of net worth, and payment of dividends and management bonuses. The Group has complied with all such covenants. The Group has also agreed not to create any debenture without a bank's prior consent.

Subsequent to March 31, 1997, following the listing of the Company's shares, the banks have released the aforementioned mortgages over the Group's properties, pledges of the Group's bank deposits and the restrictive bank covenants on maintenance of net worth, payment of dividends and management bonuses, and execution of debenture.


21.       RELATED PARTY TRANSACTIONS


The Group entered into the following transactions with related companies:

                                           1995        1996        1997
                                          -----       -----       -----
                                          $'000       $'000       $'000
Sales to ERTL and ERTL's related
    company (Note a)                      11,824      12,081      17,694

Management fee paid to ZICHL                  23          --          --

Management fee paid to related
    companies                                171          --          --

Rental income from a related company
                                              --           8          --

Interest income from related
    companies                                 85          68          --

Interest expense paid to a related
    company                                   --           3          --

Interest expense paid to a director            1           7          --
                                          ======      ======      ======

The Group had the following outstanding balances with related companies:

                                                 1996       1997
                                                 -----      -----
                                                 $'000      $'000
Accounts receivable from ERTL and ERTL's
   related company (Note a)                      1,536      1,582

Due from immediate holding company (Note b)          3         --
                                                 =====      =====

Notes -

a. ERTL (Hong Kong) Ltd. ("ERTL") is a minority shareholder of Zindart Pte Limited, the majority shareholder of the Company.

b. The balance due from immediate holding company was unsecured, non-interest bearing and without pre-determined repayment terms.


22.      SEGMENTAL ANALYSIS

a.       Sales

         A substantial portion of Group's sales of merchandise and moulds are shipped to the United States of America.

b.       Major customers

         Details of individual customers accounting for more than 5% of the Group's sales are as follows:

                                              1995       1996       1997
                                              ----       ----       ----
         Hallmark Cards (HK) Limited
             (a subsidiary of Hallmark
             Cards, Inc.)                     31.2%      27.0%      28.4%
         ERTL and ERTL's related
             company (Note a)                 32.1%      25.9%      28.4%
         Hasbro Far East Limited               8.1%       9.3%       2.0%
         A buying office of Sieper
             Werke GmbH                        7.4%       6.2%       6.4%
         Drumwell Limited                      0.7%       4.5%       6.3%
         Tyco (Hong Kong) Limited              0.1%       1.3%       5.5%
                                              ====       ====       ====

         Note:

         a. ERTL is a minority shareholder of Zindart Pte Limited, the majority shareholder of the Company.

c.       Major suppliers


         The Group purchases raw materials from a number of suppliers. Details of individual suppliers accounting for more than 5% of the Group's purchases are as follows:

                                          1995      1996      1997
                                          ----      ----      ----
         Starlite Printers Limited        4.8%      8.3%      8.3%
         Manfield Coatings Company
             Limited                      4.0%      4.4%      7.2%
         Sogen (Far East) Limited         2.5%      9.8%      4.7%
         Wing Fu Carton & Printing
             Company Limited              5.5%      6.3%      4.6%
         Lee Kee Metal Company
             Limited                      9.0%      4.8%      4.1%
         Y.T. Cheng (Ching Tai)
             Limited                      7.2%      4.7%      2.3%
                                          ===       ===       ===


23.      OPERATING RISK


a.       Country risk


         The Group's operations are conducted in Hong Kong and the PRC. Accordingly, the Group's business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong and the PRC, and by the general state of the Hong Kong and the PRC economies.

         On July 1, 1997, sovereignty over Hong Kong will be transferred from the United Kingdom to the PRC, and Hong Kong will become a Special Administrative Region of the PRC ("an SAR"). As provided in the Sino-British Joint Declaration relating to Hong Kong and the Basic Law of the Hong Kong SAR of the PRC, the Hong Kong SAR will have full economic autonomy and its own legislative, legal and judicial systems for fifty years. The Group's management does not believe that the transfer of sovereignty over Hong Kong will have an adverse impact on the Company's financial and operating environment. There can be no assurance, however, that changes in political or other conditions will not result in such an adverse impact.

         The Group's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

b.       Dependence on strategic relationship


         The Group conducts its manufacturing operations through its contractual joint ventures established between the Group and two PRC parties. The deterioration of any or all these strategic relationships may have an adverse effect on the operations of the Group.

c.       Concentration of credit risk


         Concentration of accounts receivable as of March 31, 1996 and 1997 is as follows:

                                                             1996       1997
                                                             ----       ----
         Five largest accounts receivable                    52%        69%
                                                             ===        ===

         The Group performs ongoing credit evaluation of each customer's financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management's projections.


24.      SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


a.       Cash paid for interest and income taxes comprised:

                                         1995     1996     1997
                                         ----     ----     -----
                                        $'000    $'000    $'000
         Interest                        160      608      936
                                         ===      ===      ===

         Income taxes                    742      605      557
                                         ===      ===      ===

b.       Supplemental disclosure of investing activities:


         During the year ended March 31, 1996 and 1997, the Group entered into capital lease arrangements in respect of (i) originally owned assets and obtained cash finance of $776,000 and Nil, respectively, and (ii) newly acquired assets with a capital value of approximately $585,000 and $1,451,000, respectively.

25.      OTHER SUPPLEMENTAL INFORMATION


The following items were included in the consolidated statements of operations:

                                                        1995          1996         1997
                                                        ---           ----         -----
                                                       $'000          $'000        $'000
Depreciation of property, plant and
    equipment
    -  owned assets                                     658            759         1,022
    -  assets held under capital leases                 288            262           644

Provision for doubtful accounts                          13             --            97

Provision for obsolete inventories                       --             --           259

Interest expenses for
    -  bank overdrafts and loans                         91            519           681
    -  capital lease obligations                         68             79           255
    -  amount due to a director                           1              7            --
    -  amount due to a related company
                                                         --              3            --
Less: amount capitalized as property,
           plant and equipment                          (23)          (206)          (68)
                                                        ---           ----         -----

                                                        137            402           868
Operating lease rentals for
    -  rented premises                                  913            613           781
    -  machinery and equipment                           23             11             9

Repairs and maintenance expenses                        456            514           672

Interest income from
    -  bank deposits                                    143            140           145
    -  amount due from related companies                 85             68            --

Net foreign exchange gain (loss)                        182           (160)          (91)
                                                        ===           ====         =====