Form 20-F
period 2003-03-31
ZINDART LTD
filed 2003-10-15
CIK 1028637

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED MARCH 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM        TO

                          COMMISSION FILE NUMBER 000-22161

                                   ZINDART LIMITED
               (Exact name of Registrant as specified in its charter)

                              HONG KONG, S.A.R., CHINA
                   (Jurisdiction of incorporation or organization)

                 FLAT D, 25/F., BLOCK 1, TAI PING INDUSTRIAL CENTRE,
         57 TING KOK ROAD, TAI PO, NEW TERRITORIES, HONG KONG, S.A.R. CHINA
                      (Address of principal executive offices)

     SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE
                                        ACT.

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
                Not Applicable                                 Not Applicable

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.

           American Depositary Shares (Representing Ordinary Shares)
                                (Title of Class)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT.

                                 Not Applicable
                                (Title of Class)

     The number of the issuer's ordinary shares outstanding as of September 22, 2003 was 8,844,125, of which 6,233,014 were represented by American Depositary Shares.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

     Indicate by check mark which financial statement item the registrant has elected to follow.
[ ]  Item 17  [X]  Item 18
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                ZINDART LIMITED

                      INDEX TO ANNUAL REPORT ON FORM 20-F
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2003

                                                                        PAGE
                                                                        ----
                                   PART I
Item 3.   Key Information.............................................    3
Item 4.   Information on the Company..................................   12
Item 5.   Operating and Financial Review and Prospects................   21
Item 6.   Directors, Senior Management and Employees..................   30
Item 7.   Major Shareholders and Related Party Transactions...........   38
Item 8.   Financial Information.......................................   40
Item 9.   The Offer and Listing.......................................   40
Item 10.  Additional Information......................................   41
Item 11.  Quantitative and Qualitative Disclosures About Market
          Risk........................................................   49

                                  PART II
Item 13.  Defaults, dividend arrearages and delinquencies.............   49
Item 15.  Controls and Procedures.....................................   50

                                  PART III
Item 18.  Financial Statements........................................   51
Item 19.  Exhibits....................................................   90
Signatures............................................................   92

                                  DEFINITIONS

     Unless the context otherwise requires, references in this Annual Report on Form 20-F (the "Annual Report") to the "Company" refers to Zindart Limited and the term "Group" refers to Zindart Limited and its subsidiaries (including Hua Yang and Corgi). The term "Zindart Manufacturing" refers to Zindart Limited and its subsidiaries (excluding Hua Yang and Corgi). The term "Hua Yang" refers to Hua Yang Holdings Co., Limited ("HYHCL"), its main operating subsidiary, Hua Yang Printing Holdings Co., Limited ("HYPHCL"), and its other subsidiaries. The term "Corgi" refers to Corgi Classics Holdings Limited ("Corgi Holdings"), its main operating subsidiaries, Corgi Classics Limited ("Corgi UK"), Corgi Classics, Inc. ("Corgi US"), and its other subsidiaries.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") regarding events and trends which may affect the Group's future operating results and financial position. These statements are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those anticipated. These risks, assumptions and uncertainties include, but are not limited to, dependence on certain customers, competition, access to credit facilities, market demand for our products, changes in general economic conditions, changes in governmental regulations, a decline in capital markets, changes in the political, social and economic situations of the United States (the "U.S."), Hong Kong and the People's Republic of China (excluding Hong Kong, the "PRC"), and other risks described in "Item 3. Key Information -- Risk Factors" in this Annual Report. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "could," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions. The forward-looking statements are based on information available to the Group on the date of this Annual Report. The Group undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements to reflect subsequent events or circumstances. Readers should carefully review the risk factors described in this Annual Report as well as in other documents that we file from time to time with the Securities and Exchange Commission (the "SEC").

                     NOTE REGARDING FINANCIAL PRESENTATION

     The consolidated financial statements contained in this Annual Report are those of the Group. Such financial statements and the other financial data contained in this Annual Report that were derived from the Group's consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

                                     PART 1

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     This report contains restated consolidated financial statements of the Group for the years of 2002 and 2001, to reflect certain adjustments. Subsequent to March 31, 2002, the Group determined that certain amounts previously reported in its consolidated financial statements had been misstated. Deferred advertising costs were over-stated due to an error in accounting in periods prior to 2003. Trade accounts receivable were over-stated primarily due to sales cut-off misstatements. Other misstatements identified include amounts related to allocation of costs to inventories, losses on investment securities, accrued expenses and taxes, fixed assets, short-term debt, and bank balances. Certain of the misstatements also affected the fiscal years ended March 31, 2001 and 2000.

     The adjustments that the Company has made to its financial statements for years ended March 31, 2002 and 2001 are set forth in Note 2 of Notes to Consolidated Financial Statements in Item 8 of this report. The net impact of the adjustments includes the following:

     - A $189,000 reduction of the 2002 net loss;

     - A $2,110,000 reduction of the 2001 net income;

     - A decrease in stockholders' equity as of March 31, 2002 of $2,206,000;

     - A decrease in stockholders' equity as of March 31, 2001 of $2,135,000;
       and

     - A decrease in stockholders' equity as of April 1, 2000 of $272,000, which has been reflected as a prior period adjustment.

     These adjustments result in a worsened working capital ratio and retained earnings position at March 31, 2002 and 2001. The discussion of the results of operations and liquidity below in Item 5 uses amounts from the restated financial statements.

     The selected consolidated statements of operations data for the fiscal years ended March 31, 2003, 2002 and 2001 and selected consolidated balance sheets data as of March 31, 2003 and 2002 are derived from the consolidated financial statements included in "Item 18. Financial Statements" in this Annual Report. The selected consolidated statements of operations data for the fiscal years ended March 31, 2002, 2001 and 2000, and selected consolidated balance sheets data as of March 31, 2002, 2001 and 2000 have been restated to reflect the correction of these errors. The selected consolidated statements of operations data for the fiscal year ended March 31, 1999 and selected consolidated balance sheets data as of March 31, 1999 were derived from the consolidated financial statements of the Group previously filed with the SEC which have not been restated to reflect adjustments such as those described above. The selected consolidated financial data presented for the fiscal year ended March 31, 2000 include the operating results of Corgi from July 28, 1999, the date of the Company's acquisition of Corgi.

     The following selected consolidated financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and "Item 18. Financial Statements" in this Annual Report.

                                                                 YEAR ENDED MARCH 31,
                                       -------------------------------------------------------------------------
                                         2003         2002            2001            2000             1999
                                       --------   -------------   -------------   -------------   --------------
                                                  (AS RESTATED)   (AS RESTATED)   (AS RESTATED)   (AS PREVIOUSLY
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)      REPORTED)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Net sales............................  $120,848     $121,720        $135,005        $135,460         $113,605
Cost of goods sold...................   (83,317)     (88,219)        (93,324)        (90,075)         (78,323)
                                       --------     --------        --------        --------         --------
     Gross profit....................    37,531       33,501          41,681          45,385           35,282
Selling, general, and administrative
  expenses...........................   (32,174)     (37,207)        (34,688)        (30,865)         (20,479)
Amortization of goodwill.............        --       (1,976)         (1,974)         (1,542)            (698)
                                       --------     --------        --------        --------         --------
     Operating income (loss).........     5,357       (5,682)          5,019          12,978           14,105
Other income (expense):
  Interest income....................       115          250             546             697              743
  Interest expense...................    (1,698)      (2,598)         (4,464)         (2,621)            (708)
  Other (loss) income................      (590)         101              62             208              161
                                       --------     --------        --------        --------         --------
     Income (loss) before income
       taxes and minority
       interests.....................     3,184       (7,929)          1,163          11,262           14,301
Income tax expense...................      (428)        (106)           (797)         (2,189)          (1,377)
                                       --------     --------        --------        --------         --------
     Income (loss) before minority
       interests.....................     2,756       (8,035)            366           9,073           12,924
Minority interests...................      (191)        (210)           (294)           (307)            (757)
                                       --------     --------        --------        --------         --------
     Net income (loss)...............  $  2,565     $ (8,245)       $     72        $  8,766         $ 12,167
                                       ========     ========        ========        ========         ========
Earnings (loss) per common share
  -- Basic...........................  $   0.29     $  (0.93)       $   0.01        $   0.99         $   1.38
                                       ========     ========        ========        ========         ========
  -- Diluted(1)......................  $   0.28     $  (0.93)       $   0.01        $   0.99         $   1.38
                                       ========     ========        ========        ========         ========
Weighted average number of common
  shares outstanding
  -- Basic...........................     8,834        8,834           8,834           8,822            8,804
                                       ========     ========        ========        ========         ========
  -- Diluted.........................     9,044        8,834           8,834           8,874            8,827
                                       ========     ========        ========        ========         ========
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents............  $  1,973     $  3,425        $  8,622        $ 12,488         $ 17,061
Working capital(2)...................    (1,022)      (8,501)         10,191          10,229           27,429
Property, plant, and equipment, net
  and land use rights, net...........    30,709       31,152          33,434          35,732           30,311
Total assets.........................   125,821      124,026         139,654         146,150           90,911
Short-term debt(2)...................    16,639       26,586          18,560          21,046               --
Long-term debt(2)....................     3,588          252          14,937          18,492               --
Stockholders' equity.................    70,574       66,504          75,133          76,533           67,778

---------------

(1) The difference between basic and diluted weighted average number of common shares for the year ended March 31, 2003 results from the assumption that stock options outstanding were exercised. Stock options and convertible note outstanding during the years ended March 31, 2002 and 2001 were not included in computing diluted earnings (loss) per common share since their effects were anti-dilutive. Stock options and convertible note in 2002 were anti-dilutive due to the net loss in 2002. Stock options in 2001 were anti-dilutive because they had an exercise price greater than the average market price during the year. Similarly, in 2001 convertible note was anti-dilutive because its interest per common share obtainable on conversion exceeded basic earnings per share.

(2) Working capital is the difference between current assets and current liabilities. As of March 31, 2002, net current liabilities reflect the reclassification of long-term debt of approximately $6.0 million as current liabilities as a result of the Group's breach of certain financial covenants under such banking facilities.

                                  RISK FACTORS

RISKS RELATED TO THE GROUP'S BUSINESS

  DEPENDENCE ON MAJOR CUSTOMERS

     The Group's success is dependent on continued sales to a small number of large customers. The Group's most significant customers are Hallmark Cards, Inc. ("Hallmark") and Mattel(R) Toys ("Mattel"). Sales to Hallmark and Mattel represented 7.9% and 8.8%, respectively, of the Group's net sales for the fiscal year ended March 31, 2003. The Group's dependence on its major customers is expected to continue in the foreseeable future. The loss of any one of its major customers, particularly Hallmark or Mattel, would have a material adverse effect on the Group's business, financial condition and results of operations. None of the Group's major customers is obligated under a long-term purchase contract. Instead, the Group's sales transactions with all of its customers are based on purchase orders received by the Group from time to time, which purchase orders are subject to cancellation.

  INTRODUCTION OF NEW PRODUCTS BY CUSTOMERS; MARKET ACCEPTANCE; ECONOMIC FACTORS

     The Group's long-term operating results depend substantially upon its customers' ability to continue to conceive of, design and market new products and upon continuing market acceptance of its customers' existing and future products. In the ordinary course of their businesses, the Group's customers continuously develop new products and create additions to their existing product lines. Significant delays by the Group's customers in the introduction of, or their failure to introduce or market, new products or additions to their respective product lines would impair the Group's results of operations. Changing consumer tastes and interests, which are difficult to predict and over which the Group's customers may have little control, affect the die-cast and injection-molded collectibles, collectible holiday ornaments and book markets. These products have limited life cycles and may be discontinued by the customer at any time. Accordingly, there can be no assurance that existing or future products of the Group's customers will continue to receive substantial market acceptance. In addition, because most of the products manufactured by the Group are sold in the U.S., the Group's profitability also depends on the strength of the U.S. economy, which can affect U.S. consumers' spending habits on such items as die-cast and injection-molded collectibles, collectible holiday ornaments and books. Any downturn in the U.S. economy could have a material adverse effect on the Group's business, financial condition and results of operations.

  COMPETITION

     The Group faces significant competition in each of its business segments. In die-cast and injection-molded collectibles and collectible holiday ornaments manufacturing, Zindart Manufacturing competes with contract manufacturers located primarily in the PRC. In "pop up" books, Hua Yang competes with contract manufacturers located in Southeast Asia and South America. In novelty and board books as well as specialty packaging, Hua Yang competes with contract manufacturers located in Hong Kong and other parts of the PRC. In addition, Zindart Manufacturing and Hua Yang compete with customers that have the capability to manufacture their products internally. In branded toys and collectibles, Corgi competes with numerous companies located all over the world.

     The Group does not believe that there are any significant barriers to entry into the light manufacturing business. The Group has no registered trademarks in respect of its manufacturing businesses. Although Hua

Yang has received a U.S. utility patent on one of its novelty book products, Hua Yang does not characterize its business as proprietary and does not own any copyrights or possess any material trade secrets. Accordingly, additional participants may enter the market at any time. The Group owns certain trademarks and other intellectual property rights associated with Corgi and its wholly owned subsidiary Lledo Collectibles Ltd. ("Lledo"). Key trademarks are registered in the substantive territories in which the Group operates or distributes its products. The Group's key employees have entered into confidentiality agreements with the Group.

     In addition, certain of the Group's customers manufacture a substantial portion of their products internally. Any determination by a principal customer to manufacture new products internally or to move manufacturing from the Group to another third party could have a material adverse effect on the Group's business, financial condition and results of operations.

  CONCENTRATION OF CREDIT RISK; TIMELY COLLECTION OF ACCOUNTS RECEIVABLE

     Concentration of credit risk is primarily limited to trade accounts receivable and is subject to the financial conditions of certain major customers. The Group performs an ongoing credit evaluation of each customer's financial condition. As of March 31, 2003, the Group's five largest trade accounts receivable accounted for approximately 28.6% of the Group's gross trade accounts receivable. The Group maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management's projections. However, no assurances can be given as to the ability of the Group to recover the trade accounts receivable on a timely basis, and the inability to do so on a timely basis or at all could have a material adverse effect on the Group's financial condition.

  PRODUCTION FACILITIES; CAPACITY LIMITATIONS

     The Group's manufacturing operations are conducted in two production facilities. Zindart Manufacturing's die-cast and injection-molded collectibles and collectible holiday ornaments production facilities are located in Dongguan, PRC (the "Dongguan Facility"). Hua Yang's books, specialty packaging and other paper products production facilities are located in Shenzhen, PRC (the "Shenzhen Facility").

     The Group leases its current facilities for Hua Yang. The Group does not have an ownership interest in the Hua Yang facilities or such facilities' leasehold improvements, and upon termination of its lease such improvements would revert to the owner of the facilities. The lease will expire on March 31, 2005. No assurance can be given as to the ability of the Group to renew its existing facilities on acceptable terms and at an acceptable cost, and the inability of the Group to do so could have a material adverse effect on the Group's business, financial condition and results of operations.

     If any of the Group's facilities were to become unavailable or inoperable, as a result of a natural disaster or otherwise, the Group would need to obtain alternative facilities to conduct its operations. This could result in significantly increased operating costs and significant delays in the fulfillment of customer orders. No assurance can be given that alternative facilities could be obtained at an affordable price or at all. Such increased costs or delays, or inability to obtain alternative facilities, could have a material adverse effect on the Group's business, financial condition and results of operations.

  DEPENDENCE ON PRC PARTIES

     The Dongguan Facility is owned and operated by a contractual joint venture in which the Group has a majority interest. The other party to this contractual joint venture is an entity that is controlled by PRC governmental bodies. The Group operates the Shenzhen Facility through a similar contractual joint venture. The Company has land use rights for such land for a period of 50 years.

     The efficient and cost-effective operation of these facilities depends upon the cooperation and support of the development authorities and the joint venture partners (collectively, the "PRC Parties"). Should a dispute develop between the Group and any of the PRC Parties, there can be no assurance that the Group would be able to enforce its understanding of its agreements or interests with any of such PRC Parties, which could result in a significant loss of, or depreciation in the value of, the Group's factory buildings and other assets. The Group's investment in factory buildings and other assets in the PRC, particularly at the Dongguan Facility, are significant and could not be replaced without a considerable new investment, if at all. The lack of cooperation by any of the PRC Parties could subject the Group to additional risks and costs, including the interruption or cessation of its present operations in the PRC, all of which would have a material adverse effect on the Group's business, financial condition and results of operations. In this regard, Hua Yang occupies the Shenzhen Facility pursuant to a joint venture agreement with a third party located in the PRC. Pursuant to that agreement, the PRC party is obligated to contribute the land upon which the factory buildings are built to the joint venture. Instead, the PRC party has leased the land to the joint venture. In deciding to lease the land rather than contributing the land as an ownership asset to the joint venture, the PRC party breached the terms of the joint venture agreement. The Group is currently seeking to rectify the situation. No assurance can be given as to the ability of the Group to cause the PRC party to cure the breach. The Group is unable to assess the effect on the Group's business, financial condition and results of operations, if any, if the Group were unable to rectify the situation.

  DEPENDENCE ON RAW MATERIALS

     The Group uses zinc alloy, various plastic resins, paper, ink and glue in its manufacturing operations. The Group's financial performance is dependent, to a substantial extent, on the cost of such raw materials. The supply and demand for zinc alloy and for both plastic resins and the petrochemical intermediates from which plastic resins are produced are subject to cyclical and other market factors and may fluctuate significantly. As a result, the cost of raw materials to the Group is subject to substantial increases and decreases over which the Group has no control except by seeking to time its purchases in order to take advantage of favorable market conditions. In the past, the Group has experienced significant increases in the price of certain raw materials, which resulted in an increase in the Group's production costs that the Group was not able to pass on fully to its customers. To the extent that future increases in the cost of raw materials cannot be passed on to customers, such increases could have a material adverse effect on the Group's business, financial condition and results of operations. The Group purchases its raw materials from a limited number of suppliers. The Group has no formal written agreements with any of its suppliers. No assurance can be given that the Group will be able to obtain sufficient quantities of such raw materials to meet its needs. The Group believes that it could continue to obtain needed raw materials in the event that it experiences significant rapid growth, in light of the current availability of such raw materials on the world markets. Any lack of sufficient raw materials for its needs would have a material adverse effect on the Group's business, financial condition and results of operations. However, to the extent the Group is unable to obtain needed raw materials in such circumstances in sufficient quantities or at affordable prices, such inability would have a material adverse effect on the Group's business, financial condition and results of operations.

  CONCENTRATED MANUFACTURING FACILITIES

     A disruption of operations at either the Dongguan Facility or the Shenzhen Facility due to fire, labor dispute, dispute with the local government or otherwise, would have an adverse effect on the company's results of operations. In such event, the Group believes that it could partially mitigate the effect of a disruption by increasing the use of subcontractors to assemble its products, but there can be no assurance that it would be able to do so.

  RELIANCE ON KEY PERSONNEL

     The success of the Group is substantially dependent upon its executive management, as well as upon its ability to attract and retain qualified design, manufacturing and marketing personnel. The loss of any of the Group's current executive management team for any reason could have a material adverse effect on the business, financial condition and results of operations of the Group. The Group is not the beneficiary of any "key person" life insurance policy on any such person.

  SEASONALITY

     The Group ceases production for a two-week period during January or February of each year due to the Chinese New Year holiday, which is partially responsible for net sales during the fourth fiscal quarter of each year being lower than net sales during the other three fiscal quarters.

     The Group may also experience fluctuations in quarterly revenues and related net income due to the timing of receipt of orders from customers and the shipment of products. Sales of books are weighted toward the Christmas season; as a result, book sales in the first half of the fiscal year are generally higher than the second half.

  POTENTIAL PRODUCT LIABILITY

     Use of the Group's products could result in possible claims for injury or damage. The Group is not currently, nor has it been in the past, a defendant in any product liability lawsuit. A successful claim brought against the Group by a customer or a consumer and the adverse publicity that could accompany any such claim could have a material adverse effect on the Group's business, financial condition and results of operations.

  LITIGATION

     The Company is subject to pending claims and litigation. A lawsuit was filed by Alcone Marketing Group, Inc. ("Alcone") against the Company for breach of written contract, breach of express warranty, breach of implied warranty, contractual indemnification, implied indemnification, negligent interference with contractual and economic relations and declaratory relief. Alcone is the marketing agent for large consumer goods companies, such as Burger King. In a series of promotions for Burger King, the Company substantially performed under the purchase orders but executed a contract proffered by Alcone after substantial performance anyway, after excising several provisions. Several offensive provisions, including a comprehensive indemnity and consent to jurisdiction in the U.S. were not excised before executing and sending the contract to Alcone and if found to be binding upon the Company, would expose the Company to substantial damages.

     Several of the manufactured items were recalled by Burger King. Alcone claimed damages under the indemnity provisions of the agreement and an informal, but written settlement of approximately $660,000 was reached in September 2001 under which the Company partially performed by a $325,000 payment. The Company was due to make a second and final payment at the end of 2001, which it failed to make because of cash constraints. The parties have exchanged settlement proposals, but agreement has not been reached. As of the reporting date, no judgment had been handed out in the Alcone case.

  GOVERNMENT REGULATIONS

     U.S. customers of the Group are subject to the provisions of the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. These laws empower the Consumer Product Safety Commission (the "CPSC") to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude products from the market that are found to be unsafe or hazardous, and can require a recall of such products under certain circumstances. Similar laws exist in some states and cities in the U.S., as well as in foreign jurisdictions. The Group relies on its customers to design products that comply with such safety standards and to test the products to ensure compliance with applicable regulatory safety standards. While the Group believes that its customers design and test the products the Group manufactures for compliance with regulatory standards, and the Group itself maintains quality assurance procedures, there can be no assurance that the Group's products will not be found to violate applicable laws, rules and regulations, which could have a material adverse effect on the business, financial condition and results of operations of the Group. In addition, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that the Group's products will not be marketed in the future in countries with more restrictive laws, rules and regulations, either of which could make compliance more difficult or expensive, and which could have a material adverse effect on the Group's business, financial condition and results of operations.

  TAXATION

     The Hong Kong profits tax rate for the year ended March 31 2003 is 16%. The PRC income tax rates applicable to the Group's two contractual joint ventures are currently 27% (24% state income tax and 3% local income tax) for Dongguan Xinda Giftware Company Limited ("Dongguan Xinda") and 15% for Shenzhen Huaxuan Printing Product Company, Limited ("Shenzhen Huaxuan"). However, these joint venture enterprises are exempted from state income tax and local income tax for two years starting from the first year of profitable operations after offsetting prior years' losses, followed by a 50% reduction in state income tax for the next three years. The tax exemption period of Dongguan Xinda expired on December 31, 2000 and it has been subject to Mainland Chinese state income tax at the rate of 12% for the three months ended March 31, 2001 and for the fiscal years ended March 31, 2002 and 2003. The tax exemption period of Shenzhen Huaxuan expired on December 31, 1997 and it was subject to Mainland Chinese state income tax at the rate of 7.5% for the fiscal year ended March 31, 2000 and for the nine months ended December 31, 2000. Starting from January 1, 2001, it has been subject to Mainland Chinese state income tax at the rate of 15%.

     The Group's effective income tax rate was 13% for the fiscal year ended March 31, 2003. The amount of income realized is based in a large measure on the transfer prices the Group pays for products manufactured by its joint ventures located in the PRC. In the event that the PRC tax authorities were to successfully challenge the transfer prices established by the Group, the Group could become subject to increased taxation in the PRC. As a result, the effective income tax rate of the Group would increase, which in turn could have a material adverse effect on the Group's business, financial condition and results of operations. Under interpretations relating to allocation of income under Hong Kong tax law, Zindart Manufacturing recognizes one-half of its gross profit as taxable income in Hong Kong. In the event that these interpretations change or are held invalid, the Group's taxable income could be increased in Hong Kong. As a result, the effective income tax rate of the Group would increase, which would in turn have a material adverse effect on the Group's business, financial condition and results of operations.

  TARIFFS AND QUOTAS

     Most of the Group's products are shipped to customers in the U.S. The U.S. may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect the Group's ability to continue to export products to the U.S. at current or increased levels. The Group cannot predict what regulatory changes may occur, if any, or the type or extent of any financial impact on the Group that such changes may have in the future. In addition, various forms of protectionist trade legislation have been proposed in the U.S. Adverse changes in tariff structures or other trade policies could have a material adverse effect on the Group's business, financial condition and results of operations.

  ENVIRONMENTAL MATTERS

     The Group's operations involve the use of certain toxic substances, including plastic resins, oil-based paints and cleaning solvents. The Group is, and is likely to continue to be, subject to PRC national, provincial and local environmental protection laws and regulations. Such laws and regulations currently impose a uniform fee on industrial wastewater discharges and a graduated schedule of pollution fees for the discharge into the environment of waste substances in excess of applicable standards, require the payment of fines for violations of laws and regulations or decrees and provide for possible closure by the central, provincial or local government of any facility that fails to comply with orders requiring it to cease or cure certain activities deemed by such authorities to be causing environmental damage. The Group currently disposes of its waste substances in a manner it believes is consistent with similarly-situated companies operating in the PRC. Such disposal practices may not be consistent with those of companies operating in the U.S. There can be no assurance that the Group will be in compliance with applicable laws and regulations and will avoid incurring the consequences of non-compliance, or that PRC authorities will not impose additional regulatory requirements that would necessitate additional expenditures for environmental compliance. Any such occurrence could have a material adverse effect on the Group's business, financial condition and results of operations.

  EMPLOYEES

     Substantially all of the Group's production workers are young women and men who come from various rural provinces in the PRC for the purpose of working for wages higher than are available in such rural regions. These production workers typically work for the Group for two to five years and then return to their communities. In addition, approximately 10%-20% of the production workers do not return to the Group each year after the Chinese New Year holiday, and the Group must hire replacements. If these production workers were able to earn similar wages in their home provinces or higher wages in other industries, the Group could experience labor shortages or could be required to increase salaries to meet its labor needs, either of which could have a material adverse effect on the Group's business, financial condition and results of operations.

     The Group's employees are not unionized, and the Group has not experienced any labor strikes. Union organizing and worker unrest are not common in the PRC; however, no assurance can be given that labor conflicts will not develop. Any labor conflicts could have a material adverse effect on the Group's business, financial condition and results of operations.

COUNTRY RISKS

     The Group conducts all of its product engineering, model-making, mold-making and manufacturing operations in the PRC. In addition, some of the Group's administrative, finance and accounting, marketing and Management Information System activities are located in Hong Kong As a result, the Group's business, financial condition and results of operations may be influenced by the general political, social and economic situation in the PRC, Hong Kong and the U.S. Accordingly, the Group may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations and changes in import/export regulations, tariffs, duties and quotas.

  RISKS RELATING TO THE PRC

     Investment in the Group may be adversely affected by the political, social and economic environment in the PRC. The PRC is controlled by the Communist Party of the PRC. Under its current leadership, the PRC has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the PRC government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Political relations between the U.S. and the PRC have been and may continue to be adversely affected by a number of factors. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation or reform money-losing state-owned enterprises, the inadequate development or maintenance of infrastructure or the unavailability of adequate power and water supplies, transportation, raw materials and parts, or a deterioration of the general political, economic or social environment in the PRC, any of which could have a material adverse effect on the Group's business, financial condition and results of operations.

     Loss of PRC Facilities; Nationalization; Expropriation. If for any reason the Group were required to move its manufacturing operations outside of the PRC, the Group's profitability, competitiveness and market position could be materially jeopardized, and there could be no assurance that the Group could continue its manufacturing operations. The Group's business and prospects are dependent upon agreements with various entities controlled by PRC governmental instrumentalities. Not only would the Group's operations and prospects be materially and adversely affected by the failure of such entities to honor these contracts, but it might also be difficult to enforce these contracts in the PRC. Following the formation of the PRC in 1949, the PRC government renounced various debt obligations incurred by predecessor governments, which obligations remain in default, and expropriated assets without compensation. Accordingly, an investment in the Group involves a risk of total loss. After nearly 20 years of foreign manufacturing performed in China, the Group is unaware of any nationalization or expropriation of a foreign-owned or operated enterprise.

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

     PRC Law; Evolving Regulations and Policies. The PRC's legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system in the U.S. The PRC does not have a well-developed, consolidated body of law governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation. In addition, the legal system of the PRC relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation, discretion and modification, perhaps on a case-by-case basis. As the legal system in the PRC develops with respect to these new types of enterprises, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. In circumstances where adequate laws exist, it may not be possible to obtain timely and equitable enforcement thereof. The Group's activities in the PRC are by law subject, in some circumstances, to administrative review and approval by various national and local agencies of the PRC government. Although the Group believes that the present level of support from local, provincial and national governmental entities enjoyed by the Group benefits the Group's operations in connection with administrative review and the receipt of approvals, there is no assurance that such approvals, when necessary or advisable in the future, will be forthcoming. The inability to obtain such approvals could have a material adverse effect on the Group's business, financial condition and results of operations.

  RISKS RELATING TO HONG KONG

     The Group's business, financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom (the "U.K.") to the PRC, and Hong Kong became a Special Administrative Region ("SAR") of the PRC. As provided in the Sino-British Joint Declaration on the Question of Hong Kong and the Basic Law of the Hong Kong SAR of the PRC (the "Basic Law"), the Hong Kong SAR is to have a high degree of autonomy from PRC except in foreign affairs and defense. Under the Basic Law, the Hong Kong SAR has its own legislature, legal and judicial system and economic autonomy for 50 years. Based on current political conditions and the Group's understanding of the Basic Law, the Group does not believe that the transfer of sovereignty of Hong Kong has had or will have a material adverse effect on the Group's business, financial condition or results of operations. There can be no assurance, however, that changes in political, legal or other conditions will not result in such an adverse effect.

  FOREIGN CURRENCY EXCHANGE RATE RISK

     The Group is exposed to risk from changing foreign currency exchange rates. The Group's sales are denominated either in U.S. dollars, GBP, HK dollars or Euros. The majority of the Group's expenses are denominated in HK dollars, followed by RMB, GBP, Euros and U.S. dollars. The Group is subject to a variety of risks associated with changes among the relative value of the U.S. dollar, GBP, Euro, HK dollar and RMB. For the fiscal years ended March 31, 2003 and 2002, the Group has entered into certain foreign currency forward contracts in order to settle trade payable denominated in foreign currencies. Any material increase in the value of the Hong Kong dollar, RMB, GBP or Euro relative to the U.S. dollar would increase the Group's expenses and therefore would have a material adverse effect on the Group's business, financial condition and results of operations.

     Since 1983, the Hong Kong government has maintained a policy of linking the U.S. dollar and the Hong Kong dollar at an exchange rate of approximately HK$7.80 to US$1.00. There can be no assurance that this link will be continued, although the Group is not aware of any intention of the Hong Kong government or the PRC to abandon the link. Over the last five years, the value of the RMB has not changed significantly against the U.S. dollar or Hong Kong dollar. The rates at which exchanges of RMB into U.S. dollars may take place in the future may vary.

RISKS ASSOCIATED WITH THE COMPANY'S AMERICAN DEPOSITARY SHARES

  LIMITED REPORTING REQUIREMENTS

     As a foreign private issuer, the Group is exempt from the rules and regulations of the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in
Section 16 of the Exchange Act. Under the Exchange Act, the Group is not required to publish financial statements as frequently, as promptly or containing the same information as U.S. companies.

  EFFECT OF PRINCIPAL SHAREHOLDERS

     As a significant shareholder, the ChinaVest group of funds ("ChinaVest") has the ability to significantly influence the election of the Group's directors and other matters requiring the approval of the Company's shareholders. Robert
A. Theleen, Vice-Chairman of the Board of Directors, is the founder and Chairman of ChinaVest. In addition, Gordon L. M. Seow, a member of the Board of Directors, is a member of the advisory board of one of ChinaVest's venture funds.

  LIMITED PUBLIC MARKET; POSSIBLE VOLATILITY OF MARKET PRICE OF ADSS

     The public trading volume of the Company's American Depositary Shares ("ADSs") at times has been limited. There can be no assurance that a more active trading market for the ADSs will develop or that, if developed, it will be sustained. Further, there is no public market for the Ordinary Shares underlying the ADSs. In the past several years, many foreign issuers with market capitalization similar to that of the Group have been unable to sustain an active trading market for their securities. The market price for the ADSs going forward may be highly volatile, as has been the case with the ADSs and the securities of other companies located in emerging market countries. The market price of the ADSs may fluctuate substantially in response to numerous factors, many of which are beyond the Group's control.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY OF THE COMPANY

  HISTORY

     Zindart Limited was founded in 1977 by Mr. George Sun. The Company was incorporated in Hong Kong as a limited company under the Companies Ordinance in July 1977. Its American Depositary Shares have been listed on the Nasdaq National Market since February 1997.

  REGISTERED OFFICE

     The Company's registered office is located at Flat D, 25/F, Block 1, Tai Ping Industrial Centre, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China and its telephone number is 2256-6000, country code 852.

  PRINCIPAL CAPITAL EXPENDITURES

     Capital expenditures were paid for principally out of net cash provided by operating activities and cash available under lines of credit. The Group believes that these sources will be adequate to meet the Group's present requirements for capital expenditures.

BUSINESS OVERVIEW

     The Group's Zindart Manufacturing division engages in the manufacturing of die-cast and injection-molded plastic products under OEM arrangements. The Group's Hua Yang division engages in the manufacturing of paper products under OEM arrangements. The Group's Corgi division engages in the design, marketing and distribution of die-cast products under its proprietary brand names owned by Corgi UK. Net sales by category of business are reflected in the table below.

                                                              YEAR ENDED MARCH 31,
                                                    ----------------------------------------
                                                      2003         2002            2001
                                                    --------   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
                                                                 (IN THOUSANDS)
Manufacturing of die-cast and injection-molded
  plastic products................................  $ 33,902     $ 49,316        $ 59,627
Manufacturing of paper products...................    37,491       29,239          33,839
Design, marketing and distribution of die-cast
  products under proprietary brand names..........    49,455       43,165          41,539
                                                    --------     --------        --------
Net sales.........................................  $120,848     $121,720        $135,005
                                                    ========     ========        ========

  PRODUCTS, MARKETS AND MARKETING CHANNELS

  Die-cast and injection-molded collectibles

     Zindart Manufacturing manufactures a wide range of metal die-cast and injection-molded collectible scale model replicas of trucks, airplanes and automobiles, such as the Ford Taurus, Chevrolet Monte Carlo, Ferrari, Audi TT, Corvette, Mustang, and Formula One cars. These replicas come in various scales from 1/12th to 1/64th of the size of the original product, and are medium and high-feature products that must meet exacting standards. Many of the die-cast and injection-molded replicas have complex designs, which require high-quality workmanship and decorative details, with pad printing with up to one hundred imprints. The most complex of these models incorporates up to 20 moveable parts.

     The die-cast and injection-molded scale model replicas manufactured by Zindart Manufacturing are sold through hobby shops, collectors' clubs, car and equipment dealers, toy and gift stores and other channels. These products typically retail in the U.S. for between $15 and $50 for high-feature products, between $5 and $15 for medium-feature products and between $1 and $5 for low-feature products. Many of these products have nostalgic appeal to adult consumers, and some of these products, especially the automobile replicas, have attracted a following of collectors and are traded on secondary markets. Zindart Manufacturing believes, based on many years of sales experience, that many die-cast and injection-molded collectibles have enduring consumer appeal.

  Collectible holiday ornaments

     Hallmark, regarded as a leading producer of greeting cards, also distributes collectible holiday ornaments and giftware products. Zindart Manufacturing manufactures many of Hallmark's Keepsake Ornaments, which consist of a variety of Christmas ornaments, holiday-themed pieces and other giftware both in die-cast zinc alloy and plastic. Hallmark's Keepsake Ornaments product line also includes freestanding decorations such as die-cast replicas of pedal cars. The production of Keepsake Ornaments requires highly developed hand spray-painting skills and attention to quality by each member of Zindart Manufacturing's workforce in order to meet Hallmark's exacting aesthetic and quality requirements.

     The Keepsake Ornaments manufactured by Zindart Manufacturing are collectibles sold through authorized retail outlets. These products typically retail in the U.S. for between $7 and $30. Many purchasers of Keepsake Ornaments consider these products to be valuable, collectible items. In addition to traditional holiday themes, many Keepsake Ornaments depict characters from storybooks and films such as the Wizard of Oz, Star Trek, Star Wars, Madam Alexandra, Peanuts and various well-known Disney characters.

  Books

     Hua Yang manufactures "pop-up" books, novelty books and board books.

     "Pop-up" books contain custom die-cut, folded and glued paper pieces that, when the book is opened, "pop" out of the book in three dimensions. These products typically retail in the U.S. for between $5 and $50. Most of Hua Yang's "pop-up" books are targeted at children, but there is a small segment that targets the adult and young adult markets.

     Novelty books, sometimes also referred to as "book-plus", incorporate an extra or unusual element. These elements often make the book interactive or provide play value. For example, novelty books may include an electronic device, a noisemaker, plastic, vinyl, textured or scented materials, or a plush toy.

     Board books are usually die-cut or punched into an unusual shape, thus requiring hand-assembly. These books are made of heavyweight, stiff paperboard, are durable in nature, and usually target the children's market. Often board books come in a set of three or more titles and are grouped together in a hand-assembled slip case, sleeve or custom made box. These books are sold through toy and bookstores, authorized dealers and other channels.

  Specialty packaging

     Specialty packaging includes paperboard and E-flute (corrugated) boxes and, to a lesser extent, blister cards and inserts. Box packaging often requires advanced printing techniques, including five- and six-color printing, foil hot stamping, spot or total coating, varnishing, embossing and lamination. After printing, boxes are die-cut to shape with a dropout window often included. PVC sheets, which also are cut to shape and often incorporate some silk screen printing, are glued in place by hand in the dropout windows. Blister cards are simple backing boards used in a plastic blister pack while insert cards are printed pieces of board used as backing or filler inside a larger packaging box.

     Specialty packaging is produced for certain manufacturers and other marketers to protect products during shipment and to exhibit products for sale in retail stores.

  Other paper products

     Other paper products manufactured by Hua Yang include puzzles, board games, photo albums, stationery sets and activity packs, all of which require hand assembly.

     These products are targeted at children, young adult and adult markets. These products are sold through hobby shops, authorized dealers, book and gift stores, as well as through other channels.

  Corgi products

     Corgi is one of the oldest and fastest growing U.K. based marketers of collectible die-cast models of trucks, buses, cars and airplanes. Corgi offers a broad portfolio of products ranging from special interest items to more popular, often license-based, items. The majority of Corgi's product lines are highly detailed, authentic scale replicas of transport vehicles, produced in strictly limited numbers and appealing to a wide range of die-cast collectors. Increasingly, Corgi is broadening its product lines to include more mixed scale, lower-priced, unlimited die-cast lines which are sold in wider distribution channels. Corgi's product portfolio is broadly divided into the following categories: (1) collectible trucks, steam vehicles, and other road transport;
(2) collectible public transport; (3) collectible aircraft; (4) traditional die-cast toys and (5) collectible metal figurines.

     Corgi holds a number of major licenses, including licenses for the production of James Bond and Texaco items. More recently, Corgi has established a number of products designed to be more appealing to the U.S. consumer, including U.S. fire truck and military based lines, which are developed and supplied by Corgi US. Corgi also owns the Lledo brand and a number of sub-brands including The Aviation Archive, The Original Omnibus Company, Icon Collectibles and Unsung Heroes.

     Corgi serves its customers through a number of distribution channels, including wholesale, retail, direct marketing and the Internet. Corgi's products are sold in 30 countries throughout the world. In addition to the U.K. and North America, important markets include France, Germany, Japan and Australia.

     In the U.K., there are over 2,000 retail outlets that stock Corgi products, and of these there are more than 350 Gold Star and Approved specialist Corgi collector retailers and 20 premium standard Collector Centers, each of which carries a wide range of Corgi's cars, trucks, buses, and airplanes die-cast scale models. Corgi also operates a Corgi Classics Roadshow vehicle, which can be seen at over 40 events per year and is visited by an estimated one million people every year.

  Geographic distribution

     The Group's business is managed on a worldwide basis, but participates in two principal geographic markets. The U.S. and U.K. accounted for approximately 44.3% and 43.3%, respectively, of the Group's net sales for the fiscal year ended March 31, 2003. The U.S. is a major market for Zindart Manufacturing. Hua Yang products are sold evenly in Hong Kong, the U.S. and Europe. Corgi products are distributed primarily in the U.K. and the U.S. Net sales by geographical location of customers are reflected in the table below.

                                                              YEAR ENDED MARCH 31,
                                                    ----------------------------------------
                                                      2003         2002            2001
                                                    --------   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
                                                               (IN THOUSANDS)
United States.....................................  $ 53,560     $ 57,520        $ 69,308
United Kingdom and other European countries.......    52,365       50,663          47,881
Hong Kong.........................................    13,204       12,937          14,946
Others............................................     1,719          600           2,870
                                                    --------     --------        --------
Net sales.........................................  $120,848     $121,720        $135,005
                                                    ========     ========        ========

     The Group serves a growing number of customers that are brand-name marketers of die-cast and injection-molded giftware and collectibles, as well as packagers and publishers of books and board games in the U.S. and Europe. Major customers for Zindart Manufacturing include Hallmark, Mattel, Creata Promotion
(Asia) Limited, Spin Master Toys Far East Limited, and Freeplay Group. Major customers for Hua Yang include Cranium Inc., Jetta Company Limited, Imago Publishing Limited, Intervisual Books Inc., and Mattel. Corgi serves its customers through a number of distribution channels, including wholesale, retail, direct marketing and the Internet.

     Sales to the Group's five largest customers accounted for approximately 29.0%, 33.3% and 40.4%, respectively, of the Group's net sales for the fiscal years ended March 31, 2003, 2002 and 2001. The Group's most significant customers are Hallmark and Mattel. Sales to Hallmark and Mattel represented 7.9% and 8.8%, respectively, of the Group's net sales for the fiscal year ended March 31, 2003 compared to 8.7% and 16.1%, respectively, of the Group's net sales for the fiscal year ended March 31, 2002.

     Zindart Manufacturing's die-cast and injection-molded plastic product customers generally contact Zindart Manufacturing four to six months in advance of product delivery in order to provide Zindart Manufacturing's engineers adequate time to design and fashion the molds for the products. Thereafter, these customers place production orders one to three months in advance of target delivery dates. These purchase orders may be canceled by the customer upon reimbursement of actual costs incurred and payment of a portion of lost profits, as determined on a case-by-case basis.

     The buying and ordering cycles for specialty packaging and books differ. With regard to specialty packaging, in November or December, Hua Yang reviews with its two core packaging customers, Mattel and Jetta, such customers' anticipated packaging needs for the upcoming year. By the beginning of the calendar year, both of the core customers will provide Hua Yang with dollar and unit allocations for the year. These allocations will be based on Hua Yang's past performance, capacity and technical capability vis-a-vis the designs requested by the customer. Every week thereafter, Hua Yang will receive purchase orders covering the next four to six weeks. Firm orders and packaging planning rarely extend beyond six weeks.

     The buying and ordering cycles for books varies and is much longer than specialty packaging, with a majority of activity grouped around the Frankfurt Book Fair held in Germany every October and the Children's Book Fair held in Bologna, Italy every April. The fairs are a time for customers of Hua Yang to present their new book concepts to potential buyers and confirmed sales are usually realized three to six weeks after each fair. Once these customers have confirmed sales, they turn to printers, such as Hua Yang, to reserve production capacity. Orders for reprints of old titles, however, can be booked anytime during the year, but generally fall outside of the peak summer production months.

  BUSINESS STRATEGY

     The Group's goal is to be the leading manufacturer of high-quality die-cast and injection-molded collectibles, collectible holiday ornaments, books, specialty packaging and other paper products for the premier designers and marketers of such items. The Group's strategy calls for continuous strengthening of its relationships with its multi-national customers and increasing and diversifying of its customer base. To achieve these goals, the Group has been focusing on the following:

  Brand development

     The Group seeks to develop the Corgi brand in the U.S. The Group established a direct sales force for its Corgi line of die-cast replica items in the U.S. Combining Corgi's marketing strength and brand credentials with Zindart Manufacturing's manufacturing capabilities, the Group expects to strengthen its marketing infrastructure and to advance its goal of worldwide growth and expansion in collectible markets. Recently, Corgi has expanded the number of its retail storefronts in the U.S. and has opened a permanent showroom at the Toy Center in New York, which is convenient for major retail chain buyers.

  Develop additional major customers

     Currently, the Group has a core group of large customers, but it also manufactures products for many other smaller customers. The Group expects that it may be able to develop several of these smaller customers into major customers as they become familiar with the benefits of the Group's turnkey manufacturing service. The Group offers major customers a dedicated production team and dedicated production space, which can provide such customers with attractive advantages. For example, the Group can customize its production facilities to meet the specific needs of its customers, and the customers are able to exercise greater control over the production process, thereby enhancing quality control and cost efficiency, increasing confidentiality and expediting scheduling and delivery timetables. The Group believes that its ability to offer such dedicated production services has led to enhanced relationships with its core customer base.

  Diversify product offerings

     The Group intends to diversify its product offerings to include the manufacture of other consumer products that utilize the Group's current competitive advantages and production expertise. Further, new product lines are expected to decrease seasonality that has been experienced historically. By diversifying into product lines in which the demand timing varies from that of Zindart's traditional product lines, the utilization of manufacturing facilities can improve, thereby improving profitability.

  Deploy advanced management information systems

     The Group seeks to enhance its manufacturing and business processes through the deployment of advanced management information systems that enable the real-time monitoring and management of its operating and financial performance and resources. The Group plans to implement an Enterprise Resources Planning System to enhance its master planning and operation efficiency.

  Focus on core strengths

     The Group intends to discontinue the distribution of die-cast products under proprietary brand names and focus on its core strengths, specifically manufacturing of high-quality die-cast and injection-molded collectibles, collectible holiday ornaments, books, specialty packaging, and other paper products for the premier designers and marketers of such items. Therefore, the Group has determined to divest of its Corgi Classics division. Capital and resources formerly invested in branded products will be redirected toward the Company's areas of core competency. For accounting purposes, the Corgi Classics division has not been classified as held for sale because it is not probable that the divesture of the division will be completed within one year from March 31, 2003. Although management has had discussions with certain potential buyers none of the negotiations are of a sufficiently advanced stage that it is probable a sale could be completed within the year ending March 31, 2004.

  SEASONALITY

     The Group's operating results in the past have fluctuated in part based on seasonal factors and this seasonality likely will continue in the future.

     The Group ceases production for a two-week period during January or February of each year due to the Chinese New Year holiday, which is partially responsible for net sales during the fourth fiscal quarter of each year being lower than net sales during the other three fiscal quarters.

     The Group may also experience fluctuations in quarterly revenues and related net income due to the timing of receipt of orders from customers and the shipment of products. Sales of books are weighted toward the Christmas season; as a result, book sales in the first half of the fiscal year are generally higher than the second half.

  MANUFACTURING

     The Group's customers seek suppliers that can manufacture high-quality products in both large quantities and limited runs, in a timely and cost-effective manner. In addition, the Group's customers seek to eliminate the cost, time and complexity of identifying and managing multiple vendors to develop and produce a product. For example, marketers of die-cast and injection-molded plastic products often must hire different companies to engage in product engineering, design, model and mold-making, and manufacturing, assembling and packaging of the finished product. Book customers often must turn to trading houses, brokers or service intermediaries for component sourcing, product development and engineering. The need to coordinate several different companies in the manufacturing process can cause production delays, inefficiencies in the management of multiple contractors and quality and reliability problems.

     The Group's full service, value-added approach to manufacturing addresses these customer needs as follows:

  High-quality production

     The Group uses modern computer-aided design and manufacturing equipment to produce high-quality products. The Group also employs a highly trained workforce, including skilled, technically trained craftsmen and other capable but relatively inexpensive laborers for its manufacturing and assembly operations under the guidance of experienced management. The Group ensures quality through rigorous quality control procedures at each step of the production process. The Group has an employee training program geared specifically toward inspection and quality control.

  Manufacturing capacity

     The Group currently employs approximately 11,100 production workers and has an aggregate of 103,293 square meters of manufacturing space with the capacity for up to 15,000 workers in its two production facilities.

  Turnkey manufacturing service

     The Group offers a fully integrated turnkey manufacturing service. With this service, the Group integrates component sourcing, product development and engineering, design, model and mold making, and manufacturing, assembling and packaging of the finished product. This enables the Group to meet all of a customer's needs and eliminates the need for intermediaries. The Group is able to shorten the lead-time from design to product delivery and to lower product cost while maintaining high quality and reliability.

  Commitment to efficiency

     The Group continually strives to increase efficiency and reduce costs for the benefit of the Group and its customers. To date, the Group has been able to achieve efficiencies by locating its production facilities in the PRC, vertically integrating its production processes and working in close cooperation with its customers.

  MANUFACTURING FACILITIES

     The Group's manufacturing operations are conducted in two production facilities, the Dongguan Facility and the Shenzhen Facility.

     The Dongguan Facility includes: (1) a product engineering area, (2) model-making and mold-making areas, (3) die-casting and injection-molding areas,
(4) hand spray and electrostatic painting and pad printing areas, (5) assembly and packing areas, (6) a heat transfer decal application workshop, (7) a warehouse and (8) dormitory, dining and recreational facilities. Zindart Manufacturing's product engineering staff makes extensive use of sophisticated, computer-aided design systems for the development of prototype-scale models. The die-casting, injection-molding and electrostatic painting areas operate on a two-shift basis. The hand-spray, pad printing and assembly and packing areas run on a single-shift basis. Most employees are engaged in the assembly of Zindart Manufacturing's products, and as a result, assembly and packaging account for most of the total production area.

     The Shenzhen Facility includes: (1) a pre-press area, press rooms and print finishing area, (2) die-cut, trimming, guillotining and punching areas, (3) packaging and book hand assembly areas, (4) a warehouse and (5) dormitory and dining facilities. The press rooms operate on a two-shift basis with seven advanced German presses delivering up to six-color printing capability. The die-cut department also runs on a two-shift basis during the peak season. Hand assembly for both packaging and books generally works one shift, adding an additional shift during the peak season. Packaging and books account for most of the total work force and production areas.

     The Dongguan Facility has an aggregate of approximately 61,313 square meters of manufacturing space, approximately 44,413 square meters of dormitory space and approximately 27,090 square meters of other warehouses and office space. Virtually all land in the PRC is state-owned, but can be leased from the government on a long-term basis. Dongguan Xinda was established in the PRC to own and operate the Dongguan Facility. Dongguan Xinda is a contractual joint venture between Zindart Manufacturing and Dongguan Hengli Trading General Company, an entity that is controlled by PRC governmental bodies. The factory buildings are built on land leased by Zindart Manufacturing. The land use rights, which are for a term of 50 years, are in name of Zindart Manufacturing. This joint venture has a term of 15 years, expiring in November 2009. Under the joint venture agreement and the supplemental agreement thereto, Zindart Manufacturing possesses substantive participating rights and is entitled to 100% of the joint venture's profit, after paying the joint venture partner a pre-determined annual fee. At the end of the joint venture term, Zindart Manufacturing will continue to own the factory buildings and other assets of the joint venture.

     The Shenzhen Facility has an aggregate of approximately 41,980 square meters of manufacturing space and approximately 23,068 square meters of dormitory space. Shenzhen Huaxuan was established in the PRC to own and operate the Shenzhen Facility. Shenzhen Huaxuan is a contractual joint venture between HYPHCL and Goshu Economic Development Company, an entity that is controlled by PRC governmental bodies. Hua Yang leases its factory buildings at the Shenzhen Facility. This joint venture has a term of 15 years, expiring in October 2010. Under the joint venture agreement, Hua Yang possesses substantive participating rights and is entitled to 100% of the joint venture's profits, after paying the joint venture partner a pre-determined annual fee. At the end of the joint venture term, Hua Yang will continue to own the other assets of the joint venture, but the land and factory buildings currently used to conduct the business of Shenzhen Huaxuan will revert to the joint venture partner.

     The plants and equipment owned and operated or leased by Zindart Manufacturing and Hua Yang are subject to comprehensive PRC laws and regulations that involve substantial risks.

  RAW MATERIALS

     Zindart Manufacturing uses zinc alloy and various plastic resins in its die-cast and injection-molded production operations. The supply and demand for zinc alloy and for both plastic resins and the petrochemical intermediates from which plastic resins are produced are subject to cyclical and other market factors and may fluctuate significantly. Zindart Manufacturing acquires raw materials for its die-cast and injection-molded production primarily from Australia, Belgium and Canada. Plastics used for manufacturing collectible holiday ornaments are obtained from traders in Hong Kong Zindart Manufacturing's standard practice is to maintain a supply of raw materials sufficient for approximately one and half months of production.

     Paper, ink and glue are the principal raw materials used by Hua Yang in the manufacture of books, specialty packaging and other paper products. Hua Yang uses many types of coated paper and board in a variety of grades, depending on customers' quality and price requirements. Hua Yang purchases a majority of its paper from U.S., Asian and European suppliers, but generally places orders through trading companies or agents in Hong Kong Additionally, Hua Yang acquires a small amount of paper from local sources in Hong Kong and PRC. Ink and glue are ordered locally in Hong Kong.

     Corgi's suppliers are based primarily in the PRC. Corgi obtains a substantial share of its supplies from Zindart Manufacturing's die-cast manufacturing facility.

  INTELLECTUAL PROPERTY

     The Group has no registered trademarks in respect of its manufacturing businesses. The Group received U.S. utility patent on a novelty book product. The Group owns certain trademarks and other intellectual property rights associated with the Corgi and Lledo, its wholly owned subsidiary. Key trademarks are registered in the substantive territories in which the Group operates or distributes its products. The Group's key employees have entered into confidentiality agreements with the Group.

  COMPETITION

     The Group faces significant competition in each of its business segments. In die-cast and injection-molded collectibles and collectible holiday ornaments manufacturing, Zindart Manufacturing competes with contract manufacturers located primarily in the PRC. In "pop-up" books, Hua Yang competes with contract manufacturers located in Southeast Asia and South America. In novelty and board books as well as specialty packaging, Hua Yang competes with contract manufacturers located in Hong Kong and other parts of the PRC. In addition, Zindart Manufacturing and Hua Yang compete with customers that have the capability to manufacture their products internally. In branded toys and collectibles, Corgi competes with numerous companies located all over the world.

     The Group believes that there are several factors that provide the basis of competition in the manufacturing of its products, including: price, quality, technical capabilities, production capabilities and on-time delivery. The ability to meet increasing demands of just-in-time ordering by customers is becoming one of the essential factors for maintaining competitive advantage in the die-cast market. The Group believes that it can maintain its competitive advantage through the effective use of its expanded facilities. The Group also expects increased competition from other industry participants that may seek to enter one or more of the Group's high margin product segments. Many existing and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than the Group.

     The Group does not believe that there are any significant barriers to entry into the light manufacturing business. The Group has no registered trademarks in respect of its manufacturing businesses. Although Hua Yang has received a U.S. utility patent on one of its novelty book products, Hua Yang does not characterize its business as proprietary and does not own any copyrights or possess any material trade secrets. Accordingly, additional participants may enter the market at any time. The Group owns certain trademarks and other intellectual property rights associated with Corgi and its wholly owned subsidiary Lledo. Key trademarks are registered in the substantive territories in which the Group operates or distributes its products. The Group's key employees have entered into confidentiality agreements with the Group.

     In addition, certain of the Group's customers manufacture a substantial portion of their products internally. Any determination by a principal customer to manufacture new products internally or to move manufacturing from the Group to another third party would have a material adverse effect on the Group's business, financial condition and results of operations.

  GOVERNMENTAL REGULATION

     Our business activities are subject to various governmental regulations in countries in which we operate, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements.

ORGANIZATIONAL STRUCTURE

     The Group holds the controlling interests in two mold-making subsidiaries:
Onchart Industrial Limited and Luen Tat Mould Manufacturing Limited ("Luen Tat Mould"), and one model-making subsidiary, Luen Tat Model Design Company Limited, each of which is a British Virgin Islands corporation. Presently, Luen Tat Mould conducts its mold-making operations in the Dongguan Facility, and provides the Group with the largest in-house mold-making capacity in Southern China.

     Dongguan Xinda was established in the PRC to own and operate the Dongguan Facility. Dongguan Xinda is a contractual joint venture between Zindart Manufacturing and Dongguan Hengli Trading General Company, an entity that is controlled by PRC governmental bodies.

     HYHCL is a wholly-owned subsidiary of the Group and has three subsidiaries. HYPHCL, based in Hong Kong, is wholly-owned by HYHCL and employs the sales, accounting and management staff for the books, specialty packaging and other paper products businesses. HYPHCL also holds the equity interests in Shenzhen Huaxuan and Guangzhou Jin Yi Advertising Company Limited ("Guangzhou Advertising"), a company organized under the laws of PRC. Shenzhen Huaxuan was established in the PRC to own and operate the Shenzhen Facility. Shenzhen Huaxuan is a contractual joint venture between HYPHCL and Goshu Economic Development Company, an entity that is controlled by PRC governmental bodies. See "Manufacturing Facilities" above. Guangzhou Advertising is an inactive company 90% owned by HYPHCL.

     Corgi Holdings is a wholly-owned subsidiary of the Group and has a wholly-owned subsidiary, Corgi UK. Corgi UK has three wholly-owned main operating subsidiaries: Corgi US, Icon Collectibles Limited and Lledo Collectibles Limited.

PROPERTY, PLANTS AND EQUIPMENT

     The Group is headquartered in part of one building in the Tai Ping Industrial Centre located in Hong Kong and occupies approximately 26,100 square feet of such building. The facilities are owned by the Group, but the land on which such facilities are located is subject to medium-term leases.

     The Group's manufacturing operations are conducted in two production facilities. See "Manufacturing Facilities" above.

     Corgi UK operates out of an office accommodation in Leicester, England totaling approximately 8,600 square feet under a lease scheduled to expire in March 2005. The offices of Corgi US are located in Chicago, Illinois and occupy approximately 8,800 square feet under a lease that expires in August 2008.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

     Subsequent to March 31, 2002, the Group determined that certain amounts previously reported in its consolidated financial statements had been misstated. Deferred advertising costs were over-stated due to an error in accounting in periods prior to 2003. Trade accounts receivable were over-stated primarily due to sales cut-off misstatements. Other misstatements identified include amounts related to allocation of costs to inventories, losses on investment securities, accrued expenses and taxes, fixed assets, short-term debt, and bank balances. Certain of the misstatements also affected the fiscal years ended March 31, 2001 and 2000. The accompanying consolidated balance sheet at March 31, 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the two years then ended have been restated to reflect the correction of these matters.

     The table below sets forth the consolidated statements of operation data as a percentage of net sales for the fiscal years ended March 31, 2003, 2002 and 2001.

                                                               YEAR ENDED MARCH 31,
                                                       -------------------------------------
                                                       2003        2002            2001
                                                       -----   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
Net sales............................................  100.0%      100.0%          100.0
Cost of goods sold...................................  (68.9)      (72.5)          (69.1)
Gross profit.........................................   31.1        27.5            30.9
Selling, general, and administrative expenses........  (26.6)      (30.6)          (25.7)
Amortization of goodwill.............................     --        (1.6)           (1.5)
Operating income (loss)..............................    4.5        (4.7)            3.7
Interest income......................................    0.1         0.2             0.4
Interest expense.....................................   (1.4)       (2.1)           (3.3)
Other (loss) income..................................   (0.5)        0.1             0.1
Income (loss) before income taxes and minority
  interests..........................................    2.7        (6.5)            0.9
Income tax expense...................................   (0.4)       (0.1)           (0.6)
Income (loss) before minority interests..............    2.3        (6.6)            0.3
Minority interests...................................   (0.2)       (0.2)           (0.2)
Net income (loss)....................................    2.1        (6.8)            0.1

  YEARS ENDED MARCH 31, 2003 AND 2002

     Net Sales. The Group's net sales were $120.8 million for the fiscal year ended March 31, 2003, a decrease of $0.9 million, or 0.7%, from $121.7 million for the fiscal year ended March 31, 2002. The decrease was due to a decrease in sales in the Zindart Manufacturing as a result of global economic volatile. The decrease was partially offset by an increase in sales in the Hua Yang and Corgi as a result of an expansion of the Hua Yang's luxury goods packaging into the U.S. and Europe markets and board games, and the Corgi's specialty collector channel as well as mass market channel into the U.S. market.

     Gross Profit and Gross Margin. The Group's gross profit was $37.5 million for the fiscal year ended March 31, 2003, an increase of $4.0 million, or 11.9%, from $33.5 million for the fiscal year ended March 31, 2002. Gross margin was 31.1% in fiscal year ended March 31, 2003 and 27.5% in fiscal year ended March 31, 2002. The increases in gross margin and gross profit were due to a favorable product mix and a focused reduction in operating costs in all divisions through improvements in efficiency and reduction of wastes.

     Selling, General and Administrative Expenses. The Group's selling, general and administrative expenses were $32.2 million for the fiscal year ended March 31, 2003, a decrease of $5.0 million, or 13.4%, from $37.2 million for the fiscal year ended March 31, 2002. Selling, general and administrative expenses equaled 26.6% of net sales in fiscal year ended March 31, 2003 and 30.6% in fiscal year ended March 31, 2002. The decrease in selling, general and administrative expenses was due to a cost reduction program in all divisions and a decrease in the Group's legal, accounting and other administrative expenses as a result of a change in reporting method in accordance with the criteria set for foreign private issuers.

     Amortization of Goodwill. No amortization of goodwill was recorded for the fiscal year ended March 31, 2003 as a result of the adoption of Statement of Financial Accounting Standard ("SFAS") No. 142: "Goodwill and Other Intangible Assets." The Group's amortization of goodwill was $2.0 million for the fiscal year ended March 31, 2002. The Group's goodwill was created as a result of the acquisition of subsidiaries, most notably Corgi and Hua Yang.

     Interest Expense, Net. The Group's interest expense, net, was $1.6 million for the fiscal year ended March 31, 2003, as compared to $2.3 million for the fiscal year ended March 31, 2002. The decrease in the Group's interest expense, net, was due to a reduction of the principal of the term loan that had been procured for the acquisition of Corgi UK as well as market related interest rate reductions in the U.S. and Hong Kong.

     Other (Loss) Income. The Group's other (loss) income was $(590,000) for the fiscal year ended March 31, 2003, as compared to $101,000 for the fiscal year ended March 31, 2002. The decrease in the Group's other income, was due to a loss on disposal of printing machines in the Hua Yang and realized loss on available-for-sale investments was recorded during the fiscal year ended March 31, 2003.

     Income Tax Expense. The Group's income tax expense was $428,000 for the fiscal year ended March 31, 2003, as compared to $106,000 for the fiscal year ended March 31, 2002. The increase in income tax expense is due to the net taxable income during the fiscal year ended March 31, 2003, as compared to the net taxable loss during the fiscal year ended March 31, 2002.

     Minority Interests. The Group's minority interests were $191,000 for the fiscal year ended March 31, 2003 and $210,000 for the fiscal year ended March 31, 2002. The decrease was due to lower net income in the Group's subsidiaries.

     Net Income (Loss). The Group's net income was $2.6 million in fiscal year ended March 31, 2003, an increase of $10.8 million, or 131.7%, from $(8.2) million in fiscal year ended March 31, 2002. The decrease was primarily due to higher sales and higher gross margins as a result of an expansion into the U.S. and Europe markets in Hua Yang and Corgi and favorable product mix, and lower selling, general and administrative expenses as a result of a cost reduction program in the Group.

  YEARS ENDED MARCH 31, 2002 AND 2001

     Net Sales. The Group's net sales were $121.7 million for the fiscal year ended March 31, 2002, a decrease of $13.3 million, or 9.9%, from $135.0 million for the fiscal year ended March 31, 2001. The decrease was primarily due to the reduction in sales in the Zindart Manufacturing and Hua Yang as a result of global economic slowdown.

     Gross Profit and Gross Margin. The Group's gross profit was $33.5 million for the fiscal year ended March 31, 2002, a decrease of $8.2 million, or 19.7%, from $41.7 million for the fiscal year ended March 31, 2001. Gross margin was 27.5% in fiscal year ended March 31, 2002 and 30.9% in fiscal year ended March 31, 2001. The decreases in gross margin and gross profit were due to lower sales volume, unfavorable product mix and excess operating costs in all divisions.

     Selling, General and Administrative Expenses. The Group's selling, general and administrative expenses were $37.2 million for the fiscal year ended March 31, 2002, an increase of $2.5 million, or 7.2%, from $34.7 million for the fiscal year ended March 31, 2001. Selling, general and administrative expenses constituted 30.6% of net sales in fiscal year ended March 31, 2002 and 25.7% in fiscal year ended March 31, 2001. The increase in selling, general and administrative expenses was due to a 19.4% increase in advertising costs by Corgi, a write off of $400,000 for the impairment of accounts receivable and a valuation allowance of $230,000 for the impairment of a loan receivable resulting from the financing restructuring by IBI with Hua Yang and Zindart Manufacturing.

     Amortization of Goodwill. The Group's amortization of goodwill was $2.0 million for the fiscal years ended March 31, 2002 and 2001. The amortization expense is a result of the acquisition of subsidiaries.

     Interest Expense, Net. The Group's interest expense, net, was $2.3 million for the fiscal year ended March 31, 2002, as compared to $3.9 million for the fiscal year ended March 31, 2001. The decrease in the Group's interest expense, net, was due to a reduction of the principal of the term loan for the acquisition of Corgi UK as well as continuous interest rate reductions in the U.S. and Hong Kong.

     Other (Loss) Income. The Group's other income was $101,000 for the fiscal year ended March 31, 2002, as compared to $62,000 for the fiscal year ended March 31, 2001.

     Income Tax Expense. The Group's income tax expense was $106,000 for the fiscal year ended March 31, 2002, as compared to $797,000 for the fiscal year ended March 31, 2001. The decrease in income tax expense is due to the net taxable loss during the fiscal year ended March 31, 2002, as compared to the net taxable income during the fiscal year ended March 31, 2001.

     Minority Interests. The Group's minority interests were $210,000 for the fiscal year ended March 31, 2002 and $294,000 for the fiscal year ended March 31, 2001. The decrease was due to lower net income in the Group's subsidiaries.

     Net Income (Loss). The Group's net income (loss) was $(8.2) million in fiscal year ended March 31, 2002, a decrease of $8.3 million, or 11,527.8%, from $72,000 in fiscal year ended March 31, 2001. The decrease was primarily due to lower sales and lower gross margins; higher selling, general and administrative expenses incurred by the Corgi in connection with its expansion into the U.S. markets, a write off for the impairment of accounts receivable and a valuation allowance for the impairment of a loan receivable resulting from the financial restructuring by IBI with Hua Yang and Zindart Manufacturing.

  FOREIGN CURRENCY FLUCTUATIONS

     The Group's functional currency is U.S. dollars as a substantial portion of the Group's business activities is based in U.S. dollars. The Group's sales are denominated either in U.S. dollars, GBP, HK dollars or Euros. The majority of the Group's expenses are denominated in HK dollars, followed by RMB, GBP, Euros and U.S. dollars. Aggregate gains or losses from foreign currency transactions included in selling, general and administrative expenses and other (loss) income for the fiscal years ended March 31, 2003, 2002 and 2001 were approximately gains of $805,000, losses of $505,000 and losses of $48,000, respectively. As of March 31, 2003 and 2002, the Group has entered into certain foreign currency forward contracts in order to settle trade payable denominated in foreign currencies. For the years ended March 31, 2003 and 2002, total net unrealized gain on outstanding foreign currency forward contracts amounted to approximately $83,000 and $20,000, respectively, based on the fair value of these contracts, which has been included in the consolidated statements of operations as hedge accounting criteria is not met.

LIQUIDITY AND CAPITAL RESOURCES

     In July 1999, the Group acquired all of the outstanding shares of Corgi UK (the "Corgi Acquisition"). The Corgi Acquisition was financed by a $30.0 million term loan extended in July 1999 to Corgi Holdings by the London branch of ABN AMRO Bank N.V. (the "Corgi Term Loan"). A standby letter of credit facility between the Hong Kong branch of ABN AMRO Bank, N.V. and certain other financial institutions and the Group also in the amount of $30.0 million was entered into on the same date in support of the Corgi Term Loan.

     From July 1999 through March 2001, the Group repaid $21.0 million (70%) of its original $30.0 million Corgi Term Loan. In order to release working capital to expand its sales and marketing efforts, the Group completed a $9.0 million refinancing (the "Refinancing Loan") with four international banks, the Hong Kong branch of ABN AMRO Bank N.V. , the Hong Kong branch of KBC Bank N.V., Standard Chartered Bank and the Hong Kong branch of Rabo Bank (collectively, the "Lenders") in March 2001. The Refinancing Loan extended the loan terms and reduced the quarterly repayment commitments. As of March 31, 2003, the outstanding amount under the Refinancing Loan was $2.5 million. The Refinancing Loan was fully repaid in September 2003.

     In connection with the Corgi Acquisition, the Group issued a total of $4.7 million (equivalent of GBP3.0 million) in convertible loan notes to certain stockholders of Corgi UK (the "Loan Note"). The Loan Note matured at various dates within a three-year period ending in July 28, 2002. The Loan Note carried with it a right, exercisable by the Loan Note holders (as defined in the Loan
Note), to require the Group to purchase the outstanding amount of the Loan Note in exchange for the issuance to the Loan Note holders of shares of the Group at a price equal to 80% of the average market price of the Group's common stock over a ten-day period prior to exercise of the right, so long as the average market price is above $12. This right was exercisable over a three-year period commencing on July 28, 1999 subject to certain conditions. No conversion right under the convertible note was exercised during the fiscal year ended March 31, 2003. The outstanding amount under the Loan Note was fully repaid during the fiscal year ended March 31, 2003.

     In January 2001, Corgi UK entered into two agreements (collectively, the "RBS Loan") with The Royal Bank of Scotland plc ("RBS") to support Corgi's expansion into U.S. markets and general working capital requirements. Under the terms of the RBS Loan, RBS agreed to provide Corgi UK a term loan of $6.3 million (equivalent of GBP4.0 million) as well as a revolving working capital facility of $4.7 million (equivalent GBP3.0 million). As of March 31, 2003, the outstanding amount of the term loan was $3.8 million and the outstanding amount of the revolving working capital facility was $407,000.

     Under the terms of the Refinancing Loan and RBS Loan, the Group is required to comply with various restrictive financial covenants imposed by the Lenders and RBS. The financial covenants include, among others, the maintenance of specific tangible net assets and compliance with certain metrics, including: ratio of net borrowings to tangible net assets, ratio of current assets to current liabilities, interest cover, earnings before interest and tax ("EBIT"), debt service ratio, ratio of net cash flow to borrowing costs, ratio of EBIT to borrowing costs, and amount of capital expenditure. The Group was in violation of certain of these covenants as of March 31, 2002 and for a portion of the year ended March 31, 2003. The Refinancing Loan has been fully repaid since March 31, 2003 and the breach of financial covenants has had no material adverse impact on the Group. As at March 31, 2003, the Group complied with all the financial covenants of the RBS Loan, which requires repayment in quarterly installments of principal and interest through March 31, 2005.

     Cash and cash equivalents were $2.0 million as of March 31, 2003. Net cash provided by operating activities was $11.4 million for the fiscal year ended March 31, 2003. Cash used in investing activities for the fiscal year ended March 31, 2003 was $4.6 million. Such cash was used primarily in connection with the acquisition of tooling. Cash used in financing activities was $9.5 million for the fiscal year ended March 31, 2003. Net current liabilities were $1.0 million as of March 31, 2003. Management continues to consider the divestiture of assets to improve cash flows.

     The Group has lines of credit with certain banks including: ABN AMRO Bank N.V., ABSA Asia Limited, Bank of Communications, KBC Bank N.V., Standard Chartered Bank, The Hong Kong and Shanghai Banking Corporation Limited, and RBS. As of March 31, 2003, the Group had banking facilities of $47.3 million for bank overdrafts, bank loans, capital leases and trade financing. Unused facilities as of the same date amounted to $27.5 million.

     Consistent with practice in industry, the Group offers accounts receivable terms to its customers. This practice creates working capital requirements that the Group generally finances with net cash balances through short-term borrowings. The Group's trade accounts receivable balance at March 31, 2003 was $24.3 million.

     From May 1999 through December 2001, the Group entered into a loan and security agreement (the "IBI Agreement"), a first and second amendment to the IBI Agreement with IBI. The amendments were in part driven by IBI's inability to pay the outstanding principal balance and outstanding past due trade payables balance owed by IBI to the Group. In October 2002, the Group entered into a subordination agreement (the "Subordination Agreement") with IBI. Pursuant to the Subordination Agreement, the Group agreed to subordinate its collection rights to Wells Fargo Bank. By agreeing to this subordination, the Group cleared the way for IBI to obtain new banking facilities, thereby improving IBI's ability to fund its remaining payments in accordance with the second amendment to the IBI Agreement.

     As of March 31, 2003, the outstanding principal balance was $833,000. IBI has begun repaying the outstanding principal in monthly installments beginning August 31, 2002. The outstanding past due trade payables balance have been fully repaid by March 31, 2003 and the Group has continued to trade on normal terms with IBI. IBI has experienced net income and positive cash flow for its fiscal year ended December 31, 2002. The Group will continue to monitor the situation and take action as necessary to recover the loan. No assurances can be given as to the ability of the Group to recover amounts due to the Group and the inability to do so could have a material adverse effect on the Group's financial condition. Management of the Group will determine at each reporting date whether the value of the loan is impaired, and if appropriate, will record necessary provisions.

     The Group's principal sources of cash to fund its liquidity needs are the net cash provided by operating activities and cash available under lines of credit. The Group believes that these sources will be adequate to meet the Group's present requirements for working capital and capital expenditures. However, there can be no assurances that these resources will be adequate to meet the Group's needs in the future. In the event that the Group requires additional capital, it may be required to issue additional equity securities, which could result in dilution to existing stockholders, or to borrow funds, which could adversely affect operating results. Such capital may not be available on appropriate terms, if at all.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred. Such development costs are capitalized until the product is available for release to customers.

     Corgi is continually involved in the development of new products, new markets and new manufacturing processes. Research and development costs incurred by the Group amounted to $1.3 million, $1.7 million and $888,000 for the fiscal years ended March 31, 2003, 2002 and 2001, respectively.

CONTRACTUAL OBLIGATIONS

  OPERATING LEASES

     The Group also has several noncancelable operating leases, primarily for office, factory premises and staff quarters, that expire over the next 6 years. As of March 31, 2003, future minimum payments under agreements classified as operating leases with non-cancelable terms are as follows (in $000s):

Year ending March 31:
2004........................................................  $  712
2005........................................................     643
2006........................................................     166
2007........................................................     150
2008........................................................     148
Thereafter..................................................   1,026
                                                              ------
                                                              $2,845
                                                              ======

  CONTRACTUAL JOINT VENTURES

     Under the supplementary joint venture agreement for the establishment of Dongguan Xinda and the joint venture agreement for the establishment of Shenzhen Huaxuan, the Group has committed to pay pre-determined annual fees to the third-party joint venture partners for the period from November 1994 to October 2010. As of March 31, 2003, future fees payable under these agreements are as follows (in $000s):

Year ending March 31:
2004........................................................  $  517
2005........................................................     542
2006........................................................     567
2007........................................................     593
2008........................................................     621
Thereafter..................................................   1,652
                                                              ------
                                                              $4,492
                                                              ======

     These costs will be included in cost of goods sold in each of the relevant year's consolidated statement of operations.

  DERIVATIVE INSTRUMENTS

     The Group has entered into certain foreign currency forward contracts in order to settle trade payable denominated in foreign currencies. As of March 31, 2003, the Group had outstanding foreign currency forward contracts to sell approximately GBP2,390,982 for HK$30,000,000. These contracts matured in April, May and June of the subsequent years.

CRITICAL ACCOUNTING POLICIES: ACCOUNTING ESTIMATES

     In preparing the Group's consolidated financial statements in conformity with accounting principles generally accepted in the U.S., management must make a variety of estimates that affect the reported amounts and related disclosures. The following accounting policies are currently considered most critical to the preparation of the Group's financial statements.

  INVENTORY VALUATION

     Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method.

     The Group writes down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional write-downs may be required.

  IMPAIRMENT ON LOAN RESTRUCTURING

     On December 31, 2001, the terms of the credit facility with a borrower were amended. The loan restructuring was accounted for in accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings", SFAS No. 114, "Accounting by Creditors for Impairment of A Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure". The loan restructuring involved receipt of common stock from the borrower in partial satisfaction of the aforementioned loan and a modification of terms of the remaining loan. The loan receivable from the borrower was first reduced by the fair value of common stock received from the borrower. The remaining balance was recorded at the present value of expected future cash flows to be received under the modified terms of the restructured loan. As the present value of expected future cash flows to be received under the modified terms of the restructured loan is less than the remaining balance, the Group recognized an impairment by creating a valuation allowance with a corresponding charge to bad debt expense.

  VALUATION OF LONG-LIVED ASSETS

     The Group assesses the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include the following:

     - significant under-performance relative to expected historical or projected future operating results;

     - significant changes in the manner of our use of the asset;

     - significant negative industry or economic trends; and

     - our market capitalization relative to net book value.

     Upon the existence of one or more of the above indicators of impairment, the Group tests such assets for a potential impairment. The carrying value of a long-lived asset is considered impaired when the anticipated cash flows are less than the asset's carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

  GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Group adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as of April 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

     In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of April 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of April 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Group would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step was required for one reporting unit. In this step, the Group compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations". The residual fair value after this allocation was the implied fair value of the reporting unit goodwill. The implied fair value of this reporting unit exceeded its carrying amount and the Company was not required to recognize an impairment loss.

     Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, from 10 to 30 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Group's average cost of funds.

  DEFERRED TAXES

     As part of the process of preparing the Group's consolidated financial statements, management are required to estimate income taxes and tax bases of assets and liabilities in each of the jurisdictions in which the Group operates. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent it believes that recovery is not more likely than not, a valuation allowance must be provided.

     The tax effects of the Group's temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in $000s):

                                                               2003         2002
                                                              -------   -------------
                                                                        (AS RESTATED)
Deferred tax assets:
Net operating loss carryfowards.............................  $ 1,681      $ 1,965
Property, plant and equipment...............................      729          473
Accrued expenses............................................      438          438
Other.......................................................      294          190
                                                              -------      -------
Gross deferred tax assets...................................    3,142        3,066
Less valuation allowance....................................   (1,533)      (2,879)
                                                              -------      -------
Net deferred tax assets.....................................  $ 1,609      $   187
                                                              =======      =======
Deferred tax liabilities:
Property, plant and equipment...............................  $  (666)     $  (736)
                                                              =======      =======
Net deferred tax assets (liabilities).......................  $   943      $  (549)
                                                              =======      =======
Classification of net deferred tax assets:
Current deferred tax assets.................................  $   368      $    62
Long term deferred tax assets (liabilities).................      575         (611)
                                                              -------      -------
                                                              $   943      $  (549)
                                                              =======      =======

CRITICAL ACCOUNTING POLICIES: ADOPTION OF NEW ACCOUNTING POLICIES

     In June 2001, Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets with a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group is required to adopt SFAS No. 143 on April 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Group's financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Group's financial statements.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Group's financial statements.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Group's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in note 1(o) to these consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Group's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The Statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS 133. The amendments clarify the definition of a derivative, expand the nature of exemptions from SFAS 133, clarify the application of hedge accounting when using certain instruments, clarify the application of paragraph 13 of SFAS 133 to embedded derivative instruments in which the underlying is an interest rate, and modify the cash flow presentation of derivative instruments that contain financing elements.

     In May, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The Statement requires issuers to clarify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth the directors and executive officers of the Group as of March 31, 2003.

 BOARD OF DIRECTORS (THE "BOARD")

NAME                                   AGE   POSITION
----                                   ---   --------
Peter A.J. Gardiner..................  67    Executive Chairman of the Board
Robert A. Theleen(2).................  57    Vice-Chairman of the Board
George Chen..........................  52    Director
Iain S. Gray(1)......................  59    Director
Leo Paul Koulos(2)...................  69    Director
Takaaki Ohya(1)......................  65    Director
Gordon L.M. Seow.....................  70    Director
Victor Yang(1)(2)....................  57    Director

  EXECUTIVE OFFICERS

NAME                                   AGE   POSITION
----                                   ---   --------
Corporate
Peter A.J. Gardiner..................  67    Executive Chairman of the Board
Ken Fowler...........................  43    Chief Financial Officer
Zindart Manufacturing
C. Richard Tong......................  47    President and Chief Executive Officer
K.H. Li..............................  45    Vice President of Technical Services
C.W. Ng..............................  44    Vice President of Operations
Franki Lee...........................  45    Vice President of Marketing and Sales
Daisy Lee............................  35    Vice President of Finance and Administration
Hua Yang
Kevin Murphy.........................  44    President and Chief Executive Officer
Tony Brooks..........................  42    Vice President of International Marketing
Tee Swee Kan.........................  43    Vice President of Operations
Corgi
Christopher Guest....................  56    Chief Executive Officer
Colin Summerbell.....................  51    U.K. Sales Director
Len Kalkun...........................  41    Finance Director
Alexander Welch......................  59    Sr. Vice President, Americas, Far East

---------------

(1) Current member of the Audit Committee

(2) Current member of the Compensation Committee

     Peter A.J. Gardiner joined the Board in January 2000 and has served as Executive Chairman since October 2000. From March 1997 to August 1998, Mr. Gardiner was Chairman, Chief Executive Officer and a major shareholder of Veriflo Corporation, a leading manufacturer of semiconductor components. Mr. Gardiner received a Bachelor's degree in Brewing and Industrial Fermentation from Heriot-Watt University.

     Robert A. Theleen joined the Board in January 1997, currently serves as Vice-Chairman and served as Chairman from January 1997 to September 2000. Mr. Theleen is the founder and Chairman of ChinaVest, a venture capital firm. Mr. Theleen is also a director of several ChinaVest portfolio companies. Mr. Theleen is a founding member of the executive committee of the Hong Kong-Taipei Business Cooperation Committee of the Hong Kong General Chamber of Commerce. Mr. Theleen received a Bachelor's degree in International Relations from Duquesne University and a Master of Business Administration from the American School of International Management.

     George Chen joined the Board in January 2000. Mr. Chen is the Chief Executive Officer of Tait Asia Limited, a food and beverage distribution company in China. Mr. Chen is also a director of South Pacific Sea Land Air Limited, Sea Star Fishing Company Limited, Pacific Genesis Limited, China Food and Beverage.com, Limited, Tonga Petroleum & Gas Limited and China National Advertising Company. Mr. Chen received a Bachelor's degree in Business Administration from Boston University.

     Iain S. Gray joined the Board in January 2003. Mr. Gray is a Scottish Chartered Accountant (CA) who runs his own private investment group out of Sydney, Australia. The group is involved in a variety of businesses with gross assets exceeding US$80 million and staff exceeding 300. Mr. Gray ran the largest container repair company in the world out of Hong Kong in the late 1970's and was involved with the acquisition of various companies in United States. Mr. Gray received a Bachelor's degree in Commerce from Edinburgh University

     Leo Paul Koulos joined the Board in March 1997. Prior to the sale of his company, Mr. Koulos was President and Chief Executive Officer of National Coupon Redemption Service, Inc., a national clearinghouse for manufacturers' cents-off coupons and, served as Chairman and Chief Executive Officer of Coupon Processing Associates, Inc., of Texas, and its Mexican affiliate, Enlace Vital, S.A. de. C.V. Mr. Koulos is currently Chairman of International Data, LLC, its successor company. Mr. Koulos received a Bachelor's degree from the University of San Francisco.

     Takaaki Ohya joined the Board in January 2003. Mr. Ohya currently serves as Senior Advisor and served as Deputy Chairman from 1984 to 2002 of Chekiang First Bank, Ltd., Hong Kong. Mr. Ohya served in various other senior banking posts at Chekiang First Bank, Ltd., Hong Kong between 1963 and 1984. Mr. Ohya is also a director of Asia Pacific Precious Metals Limited. Mr. Ohya received a Bachelor's degree in Economics from Kyushu University.

     Gordon L.M. Seow joined the Board in March 1998. Mr. Seow is a director of several companies in Singapore, including Hotel Properties Limited, Kim Eng Holdings Limited, Pacific Century Regional Developments Limited and Adroit Innovations Limited. Mr. Seow is a member of the advisory board of ChinaVest IV-B, one of ChinaVest's venture capital funds. Mr. Seow was a director of Shell Eastern Petroleum (Pte) Limited, Singapore and retired from the company in 1987 after 30 years of service. He then joined the Singapore Ministry of Foreign Affairs in 1988 and served as Singapore's Commissioner to Hong Kong from 1988 to 1994 and subsequently retired. Mr. Seow received a Barrister-At-Law degree from Lincoln's Inn London.

     Victor Yang joined the Board in March 1998. Mr. Yang is a founding partner of and has practiced for over 20 years with the Canadian law firm Boughton Peterson Yang Anderson, Solicitors and manages the firm's Hong Kong office. Mr. Yang is a director of various publicly listed companies in Canada, Singapore and Hong Kong. Mr. Yang is also a member of the law societies of British Columbia, Canada, Hong Kong and the United Kingdom. Mr. Yang received a Bachelor's degree in Business and an L.L.B. in Law from the University of British Columbia.

     Ken Fowler joined the Group as Chief Financial Officer in September 2002. From January 2001 to September 2002, Mr. Fowler was Chief Financial Officer of DeliriumCyberTouch Corporation, a leading pan-Asian web solutions company with operations in five Asian countries. From February 2000 to January 2001, Mr. Fowler served as Senior Vice President Finance of Chinadotcom Corporation (Nasdaq symbol "CHINA"). Prior to Chinadotcom, Mr. Fowler spent seven years with SkyTel Corporation ("SkyTel"), a Nasdaq listed, international wireless messaging service provider (acquired by MCI Worldcom in October 1999). As head of finance for SkyTel's international operations, Mr. Fowler managed the financial operations for 17 international operations based in Latin America, Asia, and Europe. His corporate finance responsibili-ties included spearheading acquisitions, joint venture development, capital financing efforts, and divestitures. Prior to SkyTel, Mr. Fowler spent almost 10 years in the audit and consulting arms of Price Waterhouse (now PriceWaterhouseCoopers) and Ernst & Young. At Ernst & Young, Mr. Fowler provided strategic management consulting services as well as operations and information systems consulting services. Mr. Fowler received a Masters of Business Administration degree from Vanderbilt University and a Bachelors of Accountancy degree from the University of Mississippi.

     C. Richard Tong joined the Group as President and Chief Executive Officer of Zindart Manufacturing in December 2001. Mr. Tong is in charge of the Group's die-cast and injection-molded plastic OEM business. From November 1999 to September 2000, Mr. Tong was Chief Executive Officer of Magician Industries, a publicity listed company in Hong Kong serving the houseware market. Prior to Magician Industries, Mr. Tong held senior executive positions at Emerson Electric and Jebsen & Co. Mr. Tong received his undergraduate degrees in Chemical Engineering from Columbia University and Davidson College as well as a Masters degree in Chemical Engineering from Northwestern University and a Master of Business Administration from the Kellogg School of Management at Northwestern University.

     K.H. Li joined the Group in September 1998. Mr. Li has served as Vice President of Technical Services of Zindart Manufacturing since December 2001. Mr. Li has 21 years of experience in marketing and engineering of toys. Prior to joining the Group, Mr. Li worked in various positions for Unitoys, Mattel and Playmates. Mr. Li received a Higher Diploma in Production & Industrial Engineering from the Hong Kong Polytechnic University.

     C.W. Ng joined the Group as Vice President of Operations of Zindart Manufacturing in June 2001. Mr. Ng has 21 years experience in project management, manufacturing and quality in toys/consumer products. Prior to rejoining the Group, Mr. Ng worked in various positions for Mattel Toys, Neil Pryde Sails and Strombecker Toys. Mr. Ng received a Engineering degree from University of Hong Kong and an Master of Business Administration from Andrews University.

     Franki Lee joined the Group in April 1987. Mr. Lee has served as Vice President of Marketing and Sales of Zindart Manufacturing since December 2001. Mr. Lee has 15 years experience in customer service and engineering of toys. Mr. Lee received a certificate of Mechanical Engineering from the Hong Kong Polytechnic University.

     Daisy Lee joined the Group in February 1999. Ms. Lee has served as Vice President of Finance and Administration of Zindart Manufacturing since April 2002. Ms. Lee served as Financial Controller of Zindart Manufacturing and Hua Yang from May 2001 to April 2002. Ms. Lee served as Assistant Manager of Finance for Hua Yang Printing Holdings Co., Limited from March 1995 to November 1996. Ms. Lee is a qualified accountant in the United Kingdom and Hong Kong. Ms. Lee received a Bachelor of Business Administration degree from the Hong Kong Baptist University and an Master of Business Administration from University of Nottingham in the United Kingdom.

     Kevin Murphy joined the Group in November 1998. Mr. Murphy has served as President and Chief Executive Officer of Hua Yang since November 2001. Mr. Murphy served as Vice President of Operations of Hua Yang from 1998 to October 2001. Mr. Murphy is in charge of the Group's paper products OEM business. Mr. Murphy has extensive experience in marketing, production, operations and planning in both Asia and the West. Prior to joining the Group, Mr. Murphy was Managing Director of the Malaysian production facility 'Jinmei' with Nippecraft (Singapore), manufacturers of paper based stationery product. Mr. Murphy received a Masters degree in Manufacturing Systems Engineering from Cranfield University.

     Tony Brooks joined the Group as Vice President of International Marketing of Hua Yang in April 2002. Mr. Brooks has extensive experience in product design and development and international marketing. Prior to joining the Group, Mr. Brooks was Managing Director of Collins Debden Limited in Glasgow, Scotland, United Kingdom subsidiary of Nippecraft Group (Singapore). Mr. Brooks served in this position for more than three years, prior to which he established and managed the group product development facility in the United Kingdom for three years. Mr. Brooks received a degree in Fine Art and History of Art from Oxford University.

     Tee Swee Kan joined the Group as Vice President of Operations of Hua Yang in March 2002. Mr. Tee has 13 years of production and operational management experience within the printing and publishing industry. Mr. Tee also has a broad range of management related skill sets, including project management, engineering, logistics and factory operations and has a strong quantitative edge, with a background in Kaizan and ISO systems. Prior to joining the Group, Mr. Tee was Production Director with New Island Printing Company Limited. Mr. Tee is a member of the Institute of Printing (UK) and Malaysian Institute of Chemistry. Mr. Tee received a bachelor of Science from University of Malay.

     Christopher Guest joined Corgi in 1984 and the Group in 1999. Mr. Guest has served as Chief Executive Officer of Corgi since August 1995 and was a member of the Board from June 1999 to January 2003. Mr. Guest served as Sales and Marketing Director of Corgi from June 1984 to January 1995, and was responsible for the integration of Corgi U.K. with Mattel in connection with Mattel's acquisition of Corgi U.K. Mr. Guest left Corgi U.K. in January 1995 after completion of the integration. Later the same year, he led Corgi U.K.'s management in a leveraged buyout of the company from Mattel. Prior to joining the Group, Mr. Guest worked with Unilever PLC for seven years and Mars Inc. for eight years. Mr. Guest received a Bachelor's degree in English and Economics from the University of York.

     Colin Summerbell joined Corgi in 1989 and the Group in 1999. Mr. Summerbell has served as United Kingdom Sales Director of Corgi since August 1995. Mr. Summerbell oversees the various duties of the Corgi sales department.

     Len Kalkun joined Corgi in 1994 and the Group in 1999. Mr. Kalkun has served as Finance Director of Corgi since August 1995. Mr. Kalkun served as Interim Chief Finance Officer of the Group from July 2001 to September 2002. Mr. Kalkun also served as Finance Manager of Corgi from May 1994 to July 1995. Prior to joining the Group, Mr. Kalkun worked for Mattel for two years. Mr. Kalkun has also worked for Courtaulds Textiles, Gallifords and York Trailers.

     Alexander Welch joined the Group as Senior Vice President, Americas, Far East of Corgi Classics Inc. in April 2002. Mr. Welch has extensive experience in building toy and collectibles business across Asia, Canada, Europe and Mexico and establishing a direct mail collectible business in the U.S., Australia, Germany, Holland and the U.K. Prior to joining the Group, Mr. Welch held senior executive positions at Mattel, Tyco and Hasbro. Mr. Welch received a Bachelor's degree in History and English Literature from Tufts University.

COMPENSATION

  COMPENSATION OF DIRECTORS

     The Company's employee directors did not receive compensation for their services for the fiscal year ended March 31, 2003.

     The Company does not have a fixed compensation policy for its non-employee directors. Rather, the Board determines the compensation for the Company's non-employee directors annually. As compensation for their services for the fiscal year ended March 31, 2003, Messrs. Theleen, Chen, Koulos, Seow and Yang each received a non-qualified stock option to purchase 19,481 ADSs. Such options vest in 12 equal monthly installments at the end of each month beginning with April 2002. In addition, Messrs. Koulos, Seow and Yang received non-qualified stock options to purchase 30,000, 27,500 and 20,000 ADSs, respectively. Such options vested immediately on the date of grant. Messrs. Gray and Ohya joined the Board in January 2003 and each received a non-qualified stock option to purchase 2,475 ADSs. Such options vest in three equal monthly installments at the end of each month beginning with January 2003. All options described above have a term of ten years and an exercise price equal to the closing price of the ADSs, on the trading date immediately prior to the date of grant.

     No directors received any other compensation for serving on the Board or any committee thereof during the fiscal year ended March 31, 2003, but were reimbursed for their expenses for each Board or committee meeting they attended.

  COMPENSATION OF EXECUTIVE OFFICERS

  Compensation

     We paid an aggregate amount of compensation, including salary, bonus and other annual compensation, during the fiscal year ended March 31, 2003 to our executive officers as a group equal to $2.6 million.

     See the table in the section below entitled "Share Ownership" for details regarding options granted to the named executive officers.

  Employment contract

     On October 1, 2000, Zindart Limited, a corporation organized under the laws of Bermuda and an indirect wholly-owned subsidiary of the Company ("Zindart Bermuda") entered into an employment agreement with Peter A.J. Gardiner. The employment agreement provides that Mr. Gardiner will serve as the Chief Executive Officer of Zindart Bermuda and perform such duties as determined by the Board for a base salary of $300,000 per year plus a performance-based annual bonus. Pursuant to the employment agreement, the Board retains the discretion to increase Mr. Gardiner's base salary at any time and in any amount as it so decides in its sole discretion. On June 19, 2003, the Board approved that Mr. Gardiner's base salary be increased to $400,000 annually from $300,000 annually effective April 1, 2003. In addition, effective October 31, 2000, Mr. Gardiner was granted options to purchase 500,000 ADSs representing 500,000 Shares of the Company, with 120,000 of the ADSs vesting immediately upon the grant. Of the remaining 380,000 ADSs, one third vests on October 31, 2001 and the remaining two-thirds vest monthly over the following two year period. Zindart Bermuda may terminate Mr. Gardiner's employment with or without "cause" as defined in the employment agreement. However, if Zindart Bermuda terminates Mr. Gardiner without "cause," Zindart Bermuda must pay him severance equal to one full year of his base salary.

     The Company entered into an employment agreement with Ken Fowler on September 25, 2002. The employment agreement provides that Mr. Fowler will serve as the Chief Financial Officer of the Group. The employment agreement has no fixed term and is terminable by three months notice from Mr. Fowler or the Company.

     The Company entered into an employment agreement with C. Richard Tong on December 17, 2001. The employment agreement provides that Mr. Tong will serve as the President and Chief Executive Officer of Zindart Manufacturing. The employment agreement has no fixed term and is terminable by three months notice from Mr. Tong or the Company.

     Hua Yang Printing Holdings Co., Ltd., an indirect wholly-owned subsidiary of the Company, entered into an amendment to employment agreement with Kevin Murphy on April 1, 2002. The employment agreement provides that Mr. Murphy will serve as the President and Chief Executive Officer of Hua Yang. The employment agreement has no fixed term and is terminable by three months notice from Mr. Murphy or Hua Yang Printing Holdings Co., Ltd.

     Corgi Classics Limited, an indirect wholly-owned subsidiary of the Company, entered into an employment agreement with Christopher Guest on July 28, 1999. The employment agreement provides that Mr. Guest will serve as the Chief Executive Officer of Corgi. The employment agreement has no fixed term and is terminable by three months notice from Mr. Guest or one year notice from Corgi Classics Limited.

  BOARD PRACTICES

     All members of the board serve a one-year term. Please see "DIRECTORS AND SENIOR MANAGEMENT" above for information regarding the tenure of the current board members. The company has not entered into service contracts with any members of the board that provide benefits upon termination of employment.

  BOARD MEETINGS AND COMMITTEES

     The business and affairs of the Company are managed under the direction of the Board. The Board monitors the overall performance of the Company and oversees strategic planning. The Board also monitors the Company's financial controls and reviews and ratifies the selection and compensation of senior executives. During the fiscal year ended March 31, 2003, the Board held two meetings and acted by written consent one time. During the fiscal year ended March 31, 2003, each Board member attended 75% or more of the aggregate number of meetings of the Board that were held during the period for which he or she was a director, except Mr. Chen, who missed one Board meeting. The Board has two standing committees: the Audit Committee and the Compensation Committee.

     The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent auditors to be retained; oversees the independence of the independent auditors; evaluates the independent auditors' performance; reviews the Company's internal accounting procedures and reports to the Board with respect to other auditing and accounting matters, including the selection of the Company's independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of the Company's independent auditors. The Audit Committee is currently composed of three members: Mr. Gray, Mr. Ohya and Mr. Yang. Mr. Koulos served on the Audit Committee until January 20, 2003, when he resigned from the Audit Committee and Mr. Gray and Mr. Ohya were appointed to the Audit Committee. The Audit Committee met twice during the fiscal year ended March 31, 2003 and all directors who were members of the Audit Committee at the time of such meetings were present.

     The Compensation Committee makes recommendations concerning salaries and incentive compensation, administers and awards stock options to employees and consultants under the Company's stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee is composed of three members:
Mr. Koulos, Mr. Theleen and Mr. Yang. The Compensation Committee met twice during the fiscal year ended March 31, 2003 and all directors who were members of the Compensation Committee were present at both committee meetings, except Mr. Theleen, who was present at one meeting.

EMPLOYEES

     As of March 31, 2003, the Group employed 12,349 persons, of whom approximately 10,447 were production workers, 1,256 were administrative staff, 100 were sales and marketing staff, and 546 were engineering and technical personnel. Segment information is presented with respect to the Group's business and geographical segments.

                                       ZINDART
                                    MANUFACTURING   HUA YANG   CORGI   CORPORATE   THE GROUP
                                    -------------   --------   -----   ---------   ---------
PRC...............................      9,655        2,513      --         --       12,168
Hong Kong.........................         65           43       4          2          114
United Kingdom....................         --            4      46         --           50
United States.....................         --            2      14          1           17
                                        -----        -----      --       ----       ------
                                        9,720        2,562      64          3       12,349
                                        =====        =====      ==       ====       ======

     In connection with the Dongguan Facility, the Group also entered into a subcontract processing agreement with a local industrial development authority, which provides the Group with a labor pool for certain production needs. Also, substantially all of the Group's production workers are young women and men who come from various rural provinces in the PRC for the purpose of working for wages higher than are available in such rural regions. These production workers typically work for the Group for two to five years and then return to their communities. In addition, approximately 10%-20% of the production workers do not return to the Group each year after the Chinese New Year holiday, and the Group must hire replacements.

     As is customary for employers in the PRC, each of the Group's production facilities includes housing facilities for production workers. The Group is committed to providing good working and living conditions for its production workers in the PRC. To that end, the Group has adopted Code of Conduct relating to human rights, including a prohibition on use of child labor. In addition, the Group has adopted guidelines that address worker safety, wages, hours and statutory holidays.

     The Group's employees are not unionized, and the Group has not experienced any labor strike.

SHARE OWNERSHIP

     The Company has a stock-based compensation plan, under which non-qualified stock options may be granted to certain employees and directors. The following table sets forth information concerning individual grants of stock options made during the fiscal year ended March 31, 2003 to the Company's directors and named executive officers.

                                            NUMBER OF
NAME                                     OPTIONS GRANTED   EXERCISE PRICE(1)   EXPIRATION DATE(1)
----                                     ---------------   -----------------   ------------------
Robert A. Theleen......................      19,481(2)           1.54              Sep 4, 2012
George Chen............................      19,481(2)           1.54              Sep 4, 2012
Iain S. Gray...........................       2,475(3)           3.03             Jan 20, 2013
Leo Paul Koulos........................      19,481(2)           1.54              Sep 4, 2012
                                             30,000(4)           3.03             Jan 20, 2013
Takaaki Ohya...........................       2,475(3)           3.03             Jan 20, 2013
Gordon L.M. Seow.......................      19,481(2)           1.54              Sep 4, 2012
                                             27,500(4)           3.03             Jan 20, 2013
Victor Yang............................      19,481(2)           1.54             Sep 04, 2012
                                             20,000(4)           3.03             Jan 20, 2013
Ken Fowler.............................     100,000(5)           1.51             Sep 25, 2012
Tony Brooks............................      30,000(6)           1.82              Apr 1, 2012
Tee Swee Kan...........................      30,000(6)           3.20              Mar 3, 2013
Christopher Guest......................     200,000(7)           1.82              Apr 1, 2012
Len Kalkun.............................     100,000(7)           1.82              Apr 1, 2012

---------------

(1) All options described above have a term of ten years and an exercise price equal to the closing price of the ADSs, on the trading date immediately prior to the date of grant.

(2) The options vest in 12 equal monthly installments at the end of each month beginning with April 2002.

(3) The options vest in three equal monthly installments at the end of each month beginning with January 2003.

(4) The options vested immediately on the date of grant.

(5) The option vests over 15 months with 50% of the ADSs subject to the option having vested on September 25, 2002, the date of such grant, and the remaining 50% of the ADSs vesting pro rata in equal monthly installments through December 25, 2003.

(6) The options vest over a four years period subsequent to the date of grant.

(7) The option vests over 15 months with 50% of the ADSs subject to the option having vested on April 1, 2002, the date of such grant, and the remaining 50% of the ADSs vesting in equal monthly installments through July 1, 2003.

     The following table sets forth information concerning stock options granted to the Company's directors and named executive officers on the Company's outstanding shares as of March 31, 2003. None of the Company's directors or named executive officers beneficially own shares of the Company's ADSs.

                                              NUMBER OF
NAME                                         OPTIONS HELD   EXERCISE PRICE($)   EXPIRATION DATE
----                                         ------------   -----------------   ---------------
Peter A.J. Gardiner........................    100,000             2.50          Oct 31, 2003
                                                20,000             2.50          Oct 31, 2003
                                               380,000             2.50          Oct 31, 2010
Robert A. Theleen..........................     19,481             1.54           Sep 4, 2012
George Chen................................     19,481             1.54           Sep 4, 2012
Iain S. Gray...............................      2,475             3.03          Jan 20, 2013
Leo Paul Koulos............................     10,000             6.75          May 15, 2007
                                                10,000             6.75          Dec 15, 2008
                                                10,000            6.875          Jan 21, 2010
                                                19,481             1.54           Sep 4, 2012
                                                30,000             3.03          Jan 20, 2013
Takaaki Ohya...............................      2,475             3.03          Jan 20, 2013
Gordon L.M. Seow...........................     10,000             6.75          May 15, 2007
                                                 7,500             6.75          Dec 15, 2008
                                                10,000            6.875          Jan 21, 2010
                                                19,481             1.54           Sep 4, 2012
                                                27,500             3.03          Jan 20, 2013
Victor Yang................................      5,000             6.75          May 15, 2007
                                                 5,000             6.75          Dec 15, 2008
                                                10,000            6.875          Jan 21, 2010
                                                19,481             1.54           Sep 4, 2012
                                                20,000             3.03          Jan 20, 2013
Ken Fowler.................................    100,000             1.51          Sep 25, 2012
C. Richard Tong............................    100,000             1.80          Dec 17, 2011
K.H. Li....................................      5,000             6.75          Dec 15, 2008
                                                 5,000            6.875          Jan 21, 2010
                                                30,000           1.5625          Jan 11, 2011
Kevin Murphy...............................      5,000             6.75          Dec 15, 2008
                                                 2,500            6.875          Jan 21, 2010
                                                30,000           1.5625          Jan 11, 2011
                                               100,000             1.70           Nov 1, 2011
Tony Brooks................................     30,000             1.82           Apr 1, 2012
Tee Swee Kan...............................     30,000             3.20           Mar 3, 2013
Christopher Guest..........................     75,000           1.5625          Jan 11, 2011
                                                 5,000           1.5625          Jan 11, 2011
                                               200,000             1.82           Apr 1, 2012
Colin Summerbell...........................     20,000           1.5625          Jan 11, 2011
Len Kalkun.................................     40,000           1.5625          Jan 11, 2011
                                               100,000             1.82           Apr 1, 2012

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth beneficial ownership of the Company's outstanding shares as of June 16, 2003 by each person known by the Company to own beneficially more than 5% of the outstanding shares.

                                                    NUMBER OF SHARES      PERCENTAGE OF SHARES
NAME OF BENEFICIAL OWNER                          BENEFICIALLY OWNED(#)    OUTSTANDING(%)(1)
------------------------                          ---------------------   --------------------
ZIC Holdings Limited(2).........................        2,611,111                 29.6
HYP Holdings Limited(3).........................          492,713                  5.6
Heartland Advisors, Inc.(4).....................        1,280,200                 14.5
Gruber & McBaine Capital Management LLC(5)......          714,700                  8.1
Advent International Corporation(6).............          709,095                  8.0
Peter A.J. Gardiner(7)..........................          468,333                  5.0

---------------

(1) Based on 8,834,125 Shares outstanding on June 16, 2003.

(2) The address of ZIC Holdings Limited ("ZIC") is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Island. Entities associated with ChinaVest own a majority of the voting securities of ZIC and therefore may be deemed to be the beneficial owner of the Shares directly owned by ZIC. Based on a Schedule 13D filed on October 2, 1998, ChinaVest consists of ChinaVest Partners IV, a Delaware limited partnership ("Partners"), ChinaVest Management Ltd., a Bermuda corporation ("Management"), ChinaVest IV, L.P., a Delaware limited partnership ("IV"), ChinaVest IV-A, L.P., a Delaware limited partnership ("IV-A") and ChinaVest IV-B, a Bermuda limited partnership ("IV-B"). Partners is the general partner of IV and IV-A, and Management is the general partner of IV-B.

(3) The address of HYP Holdings Limited ("HYP") is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Island. ChinaVest owns a majority of the voting securities of HYP and therefore may be deemed to be the beneficial owner of the Shares directly owned by HYP.

(4) Based on the Quarterly Report on Form 13F for the quarter ended March 31, 2003, filed on May 15, 2003 by Heartland Advisors, Inc. The address of Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202.

(5) Based on Form 4 filings made on May 22, 2003 and March 31, 2003 and the
    Schedule 13G filed on March 31, 2003, Gruber & McBaine Capital Management LLC ("GMCM"), Jon D. Gruber ("Gruber"), J. Patterson McBaine ("McBaine"), Thomas O. Lloyd-Butler ("Lloyd-Butler") and Eric B. Swergold ("Swergold") beneficially own and have shared voting power with respect to 714,700 Shares. Pursuant to Form 4 filings, Gruber also has sole voting authority for an additional 188,700 Shares, and McBaine also has sole voting authority for an additional 123,000 Shares. GMCM is a registered investment advisor. Gruber and McBaine are managers, members and portfolio managers of GMCM. Lloyd-Butler and Swergold are members and portfolio managers of GMCM. The address for GMCM, Gruber, McBaine, Lloyd-Butler and Swergold is 50 Osgood Place, San Francisco, California 94133.

(6) Includes 511,228 Shares held indirectly as a shareholder of ZIC, and such Shares may be deemed to be beneficially owned by ZIC. Also, include 197,867 Shares held indirectly as a shareholder of HYP, and such Shares may be deemed to be beneficially owned by HYP. Based on a Schedule 13D/A filed on April 8, 1998, the following table sets forth the aggregate number of Shares beneficially owned by the following Advent funds:

    ENTITY                                                        NUMBER OF SHARES
    ------                                                        ----------------
    Advent Global GECC Limited Partnership......................       64,683
                                                                      -------
    Advent Global Management Limited Partnership................       64,683
    Advent Asia/Pacific Fund Limited Partnership................       82,759
    Asia/Pacific Special Situations Fund Limited Partnership....      461,615
    Global Private Equity II Limited Partnership................       86,191
    Global Private Equity II PGGM Limited Partnership...........       10,823
                                                                      -------
    Advent International Limited Partnership....................      706,071
    Advent International Investors II Limited Partnership.......        3,024
                                                                      -------
    Advent International Corporation............................      709,095

    Advent Advisory Corporation ("AIC") is an investment advisory firm. AIC is the general partner of Advent International Limited Partnership ("AILP") and Advent International Investors II Limited Partnership. AILP is the general partner of Advent Asia/Pacific Fund Limited Partnership. Asia/Pacific Special Situations Fund Limited Partnership, Global Private Equity II Limited Partnership, and Global Private Equity II -- PGGM Limited Partnership, which are venture capital investment funds. AILP is also the general partner of Advent Global Management Limited Partnership ("AGMLP") which, in turn is the general partner of Advent Global GECC Limited Partnership, a venture capital investment funds. As such, AIC has the sole power to vote and dispose of the securities owned by the all of the above listed funds. The principal business address for the above mentioned funds is c/o Advent International Corporation, 101 Federal Street, Boston, Massachusetts 02110.

(7) Includes 468,333 ADSs issuable upon exercise of options within 60 days after the date of this table with respect to Mr. Gardiner. The percentage of shares outstanding is based on 8,834,125 shares outstanding on June 16, 2003, plus the 468,333 ADSs issuable upon exercise of Mr. Gardiner's options.

     The Company's major shareholders do not have voting rights that are different from other shareholders. Of the 8,834,125 shares outstanding as of March 31, 2003, 6,223,014 were held in the form of ADSs, which are traded on the Nasdaq National Market under the symbol "ZNDT." As of March 31, 2003, entities affiliated with ChinaVest, including ZIC and HYP, beneficially owned 23.2% of the Company's outstanding stock, and accordingly, may be viewed as having a controlling interest in the Company. Otherwise, the Company is not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person.

RELATED PARTY TRANSACTIONS

     During the year ended March 31, 2003, notes payable in the aggregate of $1,322,000 had been due to officers, directors or shareholders. These notes are interest bearing at 6%, which is automatically increased to 10% per annum, compounded monthly, in the event that the notes are not repaid on maturity date and are expected to be repaid within one year. As of March 31, 2003, $872,000 in notes payable remained outstanding to directors and shareholders. The notes are classified as short-term debt of the Group. During the years ended March 31, 2002, and 2001, no amounts were due to officers, directors or shareholders by the Company.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 18. Financial Statements."

LEGAL PROCEEDINGS

     The Company is subject to pending claims and litigation. A lawsuit was filed by Alcone Marketing Group, Inc. ("Alcone") against the Company for breach of written contract, breach of express warranty, breach of implied warranty, contractual indemnification, implied indemnification, negligent interference with contractual and economic relations and declaratory relief. Alcone is the marketing agent for large consumer goods companies, such as Burger King. In a series of promotions for Burger King, the Company substantially performed under the purchase orders but executed a contract proffered by Alcone after substantial performance anyway, after excising several provisions. Several offensive provisions, including a comprehensive indemnity and consent to jurisdiction in the U.S. were not excised before executing and sending the contract to Alcone and if found to be binding upon the Company, would expose the Company to substantial damages.

     Several of the manufactured items were recalled by Burger King. Alcone claimed damages under the indemnity provisions of the agreement and an informal, but written settlement of approximately $660,000 was reached in September 2001 under which the Company partially performed by a $325,000 payment. The Company was due to make a second and final payment at the end of 2001, which it failed to make because of cash constraints. The parties have exchanged settlement proposals, but agreement has not been reached. As of the reporting date, no judgment had been handed out in the Alcone case.

DIVIDEND POLICY

     While the Group may pay dividends in the future, the Group currently intends to retain substantially all of its earnings for expansion of its operations in accordance with its business strategy. The Group did not declared a cash dividend or other dividend during the fiscal year ended March 31, 2003.

ITEM 9.  THE OFFER AND LISTING

HISTORICAL SHARE PRICE INFORMATION

     The annual high and low market prices for the Company's American Depositary Shares for the fiscal year ended March 31, 2003 were $4.09 and $1.00 ; for the fiscal year ended March 31, 2002 were $3.42 and $1.06; for the fiscal year ended March 31, 2001 were $4.62 and $0.94; for the fiscal year ended March 31, 2000 were $14.50 and $4.00; and for the fiscal year ended March 31, 1999 were $15.75 and $4.75. There is no public market for the Company's Ordinary Shares.

     The tables below set forth the high and low market prices for the Company's American Depositary Shares for each quarter for the fiscal year ended March 31, 2003 and 2002.

                                                              HIGH     LOW
                                                              -----   -----
Fiscal year ended March 31, 2003
  First Quarter.............................................  $2.60   $1.74
  Second Quarter............................................  $1.96   $1.00
  Third Quarter.............................................  $3.50   $1.41
  Fourth Quarter............................................  $4.09   $2.81
Fiscal year ended March 31, 2002
  First Quarter.............................................  $3.38   $1.06
  Second Quarter............................................  $3.42   $1.06
  Third Quarter.............................................  $3.00   $1.18
  Fourth Quarter............................................  $2.09   $1.25

     The monthly high and low market prices for the most recent six months for the fiscal year ended March 31, 2003 were $4.09 and $3.10 in March 2003, $3.55 and $3.01 in February 2003, $3.35 and $2.81 in January 2003, $3.50 and $2.15 in
December 2002; $2.25 and $1.55 in November 2002 and $2.00 and $1.41 in October 2002.

MARKETS

     The Company's ADSs have been listed on the Nasdaq National Market since February 1997. The ADSs are traded on the Nasdaq National Market under the symbol "ZNDT."

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Described below is a summary of certain provisions of our Memorandum and Articles of Association (the "Articles"), as currently in effect, and, where relevant, the Companies Ordinance (Chapter 32 of the laws of Hong Kong) (the "Companies Ordinance"). As this is a summary, it does not contain all the information that may be important to you.

GENERAL

     Clause 3 of the Company's memorandum of association sets forth a broad range of objects and purposes of the Company's business, which objects and purposes include the Company's business as it is presently being conducted and as it is presently planned to be conducted.

DIRECTORS

     A director may vote in respect of any contract or arrangement in which he is interested or upon any matter arising therefrom and if he shall so vote his vote shall be counted and he shall be counted in estimating the quorum when any such contract or arrangement is under consideration. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract (being a contract of significance in relation to the Company's business) with the Company shall, if his interest in the contract or proposed contract is material, declare the nature of his interest at a meeting of the directors in accordance with Section 162 of the Companies Ordinance (Cap. 32, Laws of Hong Kong, the "Ordinance").

     Remuneration of directors shall be as determined from time to time by the Board, provided that a director may not vote on a resolution in respect of his own remuneration.

     Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and, subject to Section 57B of the Ordinance, convertible debentures and convertible debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

     Directors shall not be required to own any shares of the Company's capital stock as a condition of their appointment or continued engagement as directors.

CAPITAL STOCK

     Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly. No provision as to special rights to dividend is included in the current version of the articles of association.

     All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company. No distinction is made for holders of different class of shares in this regard.

     At each Annual General Meeting of the Company all the directors shall retire, but shall be eligible for re-election and that the members may at any time remove directors upon the passing of a special resolution of the Company. No distinction is made for holders of different class of shares in this regard.

     The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company. There is no provision specifically giving rights to share in the Company's profits in the articles of association.

     If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Ordinance, divide amongst the members in specie or kind the whole or any part of the assets of the Company and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members.

     Subject to the provisions of Section 49 of the Ordinance, any preference shares may, with the sanction of an ordinary resolution, be issued on the terms that they are, or at the option of the Company are liable, to be redeemed on such terms and in such manner as the Company before the issue of the shares may by special resolution determine.

     There is no provision in the articles of association for sinking funds, liability to further capital calls by the company or any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

     Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in the Company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the Company may from time to time by ordinary resolution determine. Except as set out above, the current version of the articles of association does not contain any other provisions which relate only to any particular class of shares.

  CHANGES TO RIGHTS

     If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class may be varied with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class. Such provision is in line with the requirements under section 63A of the Ordinance.

  SHAREHOLDER MEETINGS

     The Company's articles of association stipulate that the Company shall in each year hold a general meeting as its annual general meeting and not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next. Provided that so long as the Company holds its first annual general meeting within 18 months of its incorporation, it need not hold it in the year of its incorporation or in the following year.

     Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition, or in default, may be convened by such requisitionists, as provided by Section 113 of the Ordinance.

     All general meetings of the Company (including annual general meetings and extraordinary general meetings) shall be called by at least 21 days' notice in writing provided that the calling of general meetings by shorter notice is possible if consented to by all shareholders entitled to attend and vote (in the case of annual general meetings) or the holders of not less than 95% in nominal value of the shares entitled to attend and vote (in the case of extraordinary general meetings).

     Two members present in person or by proxy shall be a quorum. No member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

     A general meeting of the Company may be held by telephonic conference call attended by such number of members of the Company who would be entitled to receive notice of and to attend and vote at a general meeting of the Company that will constitute a necessary quorum of general meetings, or by their duly appointed proxies or attorneys.

  LIMITATIONS ON THE RIGHTS TO OWN SECURITIES

     None.

  DELAY OR PREVENTION OF CHANGE IN CONTROL

     There is no provision in the Company's articles of association that specifically addresses changes in control of the Company or a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

  PROVISIONS REGARDING OWNERSHIP THRESHOLD AND DISCLOSURE

     None.

  CONDITIONS IMPOSED GOVERNING CHANGES IN CAPITAL

     The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. In addition, the articles of association provide for the consolidation, subdivision and cancellation of shares of the Company by ordinary resolution. The articles of association also stipulate that the Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorized, and consent required, by law.

MATERIAL CONTRACTS

     No material contracts, other than contracts entered into in the ordinary course of business, were entered into or existed during the fiscal year ended March 31, 2003 and 2002.

EXCHANGE CONTROLS

     The Company was incorporated in Hong Kong as a limited company under the Companies Ordinance in July 1977. The Company is therefore governed by and subject to the provisions of Hong Kong law.

     Under Hong Kong law, there are currently no restrictions on the degree of foreign ownership of a company incorporated in Hong Kong. Likewise, there are currently no restrictions on the rights of non-Hong Kong owners to exercise voting rights in respect of shares held by them in Hong Kong-incorporated companies.

     There are currently no foreign exchange control restrictions imposed by Hong Kong law that affect the Company. There are currently no foreign exchange control restrictions on the ability of the Company to transfer funds into and out of Hong Kong or to pay dividends to U.S. residents who are holders of the Shares or ADSs.

     In accordance with Hong Kong law, share certificates are only issued in the name of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting.

Notwithstanding the recording of any special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. The Company will take no notice of any trust applicable to any of its securities, whether or not it had notice of such trust.

     The rights and liabilities of the shareholders of the Company are governed by the Companies Ordinance, the Memorandum of Association of the Company and the Articles of Association of the Company. Under Hong Kong law, shareholders are liable to pay the full purchase price of shares or ADSs registered in their name, but are not otherwise subject to liabilities vis-a-vis the Company in their capacity as shareholders.

TAXATION

     The following discussion under "Hong Kong Taxation" generally summarizes the material Hong Kong tax consequences of an investment in the Shares or ADSs and the material Hong Kong taxes applicable to the Group's operations in Hong Kong. The discussion under "United States -- Federal Income Tax Considerations" generally summarizes certain United States federal income tax consequences of an investment in the Shares or ADSs. The discussion under "PRC Taxation" generally summarizes the material PRC taxes applicable to the Group's investment in the PRC. The discussion under "United Kingdom Taxation" generally summarizes the material United Kingdom taxes applicable to the Group's investment in the United Kingdom. The summaries do not address all the possible tax consequences relating to an investment in the Shares or ADSs and do not purport to address the tax consequences applicable to all categories of investors, some of which may be subject to special rules. In particular, the discussion does not address the tax consequences under state or local law or the laws of countries other than Hong Kong, the U.S., the PRC and the U.K. Accordingly, an investor is urged to consult its own tax advisor regarding the particular tax consequences to such investor of an investment in the Shares or ADSs. The following summaries are based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect.

  HONG KONG TAXATION

     The following discussion summarizes the taxes applicable to the Group and its shareholders under Hong Kong law:

  Profits Tax

     The Group is subject to profits tax on profits (excluding capital profits) arising in or derived from the business it carries on in Hong Kong. The source of income is therefore the relevant factor, and this is generally a question of fact. There are certain situations where the Hong Kong tax authorities are prepared to accept apportionment of chargeable profits, for example when a Hong Kong-based company has carried out manufacturing operation in the PRC under an approved contract processing arrangement. The proportion of income originating from the PRC and Hong Kong respectively in such a situation is a question of fact. However, where apportionment is appropriate, the Hong Kong tax authorities usually adopt a 50:50 allocation unless compelling circumstances dictate otherwise.

     Profits tax is levied at the rate of 16% for corporations and 15.0% for unincorporated entities. Generally speaking, business losses may be carried forward indefinitely to be offset against future profits of the Group.

  Capital Gains/Taxation of Dividends

     Hong Kong has neither capital gains tax nor withholding tax on distribution of dividends. Hence, distributable profits accumulated in a Hong Kong company can be distributed as dividends without tax withheld in Hong Kong.

     However, Hong Kong profits tax will be charged on trading gains from the sale of property that are derived from or arose in Hong Kong, by persons carrying on a trade in Hong Kong where such gains are from such trade. Liability to Hong Kong profits tax would therefore arise in respect of trading gains from the sale of the ADSs or Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

  Estate Duty

     Estate duties are imposed upon the value of properties situated in Hong Kong that pass to a person's estate upon his or her death. In general, ADSs or Shares that are registered outside Hong Kong are not regarded as properties situated in Hong Kong for estate duty purposes.

  Stamp Duty

     Hong Kong stamp duty is generally payable by the purchaser on every purchase, and by the seller on every sale, of shares of Hong Kong-incorporated companies. The duty is charged to both the purchaser and the seller at the current rate of HK$1.0 per HK$1,000 or part thereof of the consideration for, or (if greater) the value of, the shares transferred. In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of such shares. Under the current practice of the Hong Kong Inland Revenue Department, if ADSs are not specifically identified to correspond with particular underlying Shares, the issuance of ADSs upon the deposit of Shares issued directly to the Depositary or for the account of the Depositary should not be subject to stamp duty, nor should any Hong Kong stamp duty be payable upon the transfer of ADSs outside Hong Kong.

  UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax considerations relevant to U.S. Holders, as defined below, who own Shares or ADSs. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and foreign persons, or to persons that hold Shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the U.S. dollar, or persons treated as owning 10% or more of the voting power of the Group's Shares, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or foreign tax considerations. This summary assumes that investors hold their Shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Each investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the ownership and disposition of Shares or ADSs.

  General

     For purposes of this summary, a U.S. Holder is a beneficial owner of Shares or ADSs that is for United States federal income tax purposes:

     - an individual who is a citizen or resident of the United States;

     - a corporation or partnership created in or organized under the law of the United States or any State or political subdivision thereof;

     - an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

     - a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

     - a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day, and elected to continue to be so treated.

     The Group will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. Based on its current and projected income, assets, and activities, the Group presently does not believe that it is a PFIC. This is, however, a factual determination that is made on an annual basis.

     In addition, the Group will be treated as a "controlled foreign corporation" (a "CFC") if in the aggregate 10% U.S. Holders own more than 50% of the voting power or the value of the Group's equity. A "10% U.S. Holder" is a U.S. Holder who owns 10% or more of the voting power of the Group's equity. Complex attribution rules apply in determining whether a person is treated as a 10% U.S. Holder and whether 10% U.S. Holders in the aggregate own more than 50% of the voting power or the value of the Group. Although the Group presently does not believe that it is a CFC, the principles for applying these tests are not entirely clear and this determination is based on factors beyond the Group's control such as the identity of the Group's shareholders, and in the case of the Group's shareholders treated as pass-through entities for United States federal income tax purposes, the identity of the owners of such entities. Accordingly, the Group cannot assure U.S. Holders that it is not or will not become a CFC.

     The discussion below under "Dividends" and "Sale or Other Disposition of Shares or ADSs," assumes that the Group will not be subject to treatment as a PFIC or as a CFC for United States federal income tax purposes.

     For United States federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of a proportionate interest of the Shares held by the depositary that is represented by an ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holders' proportionate interest in the underlying Shares. A U.S. Holder's tax basis in the withdrawn shares will be the same as the tax basis in the ADS surrendered in exchange therefore, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADS.

  Dividends

     Any cash distributions paid by the Group out of its earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by the Group in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in its Shares or ADSs, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in HK dollars will be includible in income in a U.S. dollar amount based on the U.S. dollar -- HK dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of HK dollars into U.S. dollars. Dividends received on shares or ADSs will not be eligible for the dividends received deduction allowable to United States corporations.

     Dividends received on Shares or ADSs will be treated, for United States federal income tax purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Shares or ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign withholding taxes may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.

     In addition, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability for foreign withholding taxes could be affected by future actions that may be taken by the United States Treasury.

  Sale or Other Disposition of Shares or ADSs

     A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of Shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such Shares or ADSs, as each is determined in U.S. dollars. Any such gain or loss will be long-term if the Shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. If a U.S. Holder receives HK dollars for any such disposition, such U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of the HK dollars to U.S. dollars.

  PFIC Considerations

     If the Group were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the Shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the Shares or ADSs and (ii) any "excess distribution" paid on the shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by the Group in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to it if the Group is or becomes a PFIC, as well as certain elections that may be available to such holder in order to mitigate such consequences.

  Controlled Foreign Corporation Considerations

     If the Group were to be classified as a CFC, a 10% U.S. Holder would be required to include in income its pro rata share of "Subpart F income" of the Group, which generally includes income of a passive nature such as dividends and interest, whether or not the Group pays dividends, and would be subject to special rules on the disposition of Shares or ADSs that may treat all or a portion of any gain as ordinary income. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if the Group is or becomes a CFC.

  PRC TAXATION

     The following discussion summarizes the taxes applicable to the Group's investment in the PRC under PRC law:

  Income Tax

     The Group's investment is subject to the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises ("the Foreign Investment Enterprise Tax Law"). Pursuant to the Foreign Investment Enterprise Tax Law, Sino-foreign equity and contractual joint venture enterprises are generally subject to an income tax at a rate of 33%, which is comprised of a state tax of 30% and a local tax of 3%. The production joint venture established in the open coastal area of Mainland China is subject to Mainland Chinese income tax at a rate of 27% (24% state income tax and 3% local income tax), while the joint venture established in a special economic zone in Mainland China is subject to Mainland Chinese income tax at a rate of 15%. The Foreign Investment Enterprise Tax Law generally exempts Sino-foreign equity and contractual joint venture enterprises engaged in production with an operating period of more than ten years from state and local income taxes for two years starting from the first profitable year of operations after offsetting prior years' losses, followed by a 50% reduction in income tax rate for the next three years. The tax exemption period of Dongguan Xinda started on January 1, 1999 and expired on December 31, 2000. It was subject to PRC state income tax at the rate of 12% for the years ended March 31, 2002 and March 31, 2003. The tax exemption period of Shenzhen Huaxuan expired on December 31, 1997 and it was subject to PRC state income tax at the rate of 7.5% for the nine months ended December 31, 2000. Starting from January 1, 2001, it has been subject to PRC state income tax at the rate of 15%.

  Value-Added Tax ("VAT")

     Effective January 1, 1994, all goods produced or processed in the PRC, other than real property and goods produced or processed for export, are subject to a new VAT at each stage or sale in the process of manufacture, processing and distribution through the sale to the ultimate consumer of the goods. The new basic output VAT rate for the Group is 17% of the sale price of the item except items such as books and magazines is 13% instead of 17%. Generally, the seller of the goods adds 17% to the sale price of the item and collects the applicable amount of output VAT through the sale of the item. The amount of the seller's output VAT liability payable to the Tax Bureau is calculated as the amount of sales multiplied by the applicable output VAT rate. The amount of the seller's VAT liability may be reduced by the set off of the input VAT incurred in the purchase of materials, parts and other items by the seller which are used in producing the goods.

     The Value-Added Tax Provisional Regulations do not permit the seller to deduct from its VAT liability the amount of input VAT included in the purchase price of fixed assets purchased by the seller. Thus, although the book value of fixed assets, including plant and equipment purchased by the Group will be the depreciated cost (ordinarily the purchase price plus VAT) paid at the time of such purchase, the Group is not permitted to deduct from its output VAT liability in respect of products sold.

  Taxation of Dividends from the PRC

     Although the Foreign Investment Enterprise Tax Law provides that certain remittances of foreign exchange earnings from the PRC are subject to PRC withholding tax, dividends received by a foreign investor from its foreign investment enterprise are currently exempt from withholding tax. The Group's PRC subsidiaries are qualified as foreign investment enterprises, so withholding tax is exempted on dividends paying out to the Group from these subsidiaries.

  Taxation of Disposition of Interest in PRC Subsidiaries

     In the event that the Group transfers its interest in its PRC subsidiaries, the amount received in excess of its original capital contribution would be subject to PRC withholding tax currently at the rate of 10%.

     In the event that the Group's PRC subsidiaries are liquidated, the portion of the balance of their assets or remaining property, after deducting undistributed profits, various funds and liquidation expenses, that exceeds the Group's paid-in capital would be treated as income from liquidation, which would be subject to income tax at the same rate that would apply to the Group's income as described under "Income Tax".

  UNITED KINGDOM TAXATION

     The following discussion summarizes the taxes applicable to the Group's investment in the United Kingdom under United Kingdom law:

     The U.K. statutory corporation tax rate is 30%. The U.K. group companies are able to claim and surrender tax losses between them under the U.K. group's relief provisions. As such, deductible interest expenses incurred within the U.K. parent company can be offset against taxable trading profits earned by trading entities within the U.K. group only in the same year.

     The accounts and computations of the U.K. entities contain relatively significant amounts in respect of intra-group flows, including funding. Were the U.K. Inland Revenue to successfully secure adjustments to the returns under the U.K.'s transfer pricing legislation, the U.K. group's tax position would be adversely affected, with a consequential increase in the effective tax rate applicable to the U.K. group.

DOCUMENTS ON DISPLAY

     Reports and other information filed by us may be inspected and copied at the Public Reference Section of the Securities and Exchange Commission (the "Commission") located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The Commission also makes electronic filings publicly available on the Internet. The Commission's Internet address is http://www.sec.gov. Our ADSs are quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

     The Group had $20.2 million in variable rate debt outstanding at March 31, 2003. The Group does not currently hedge its interest rate exposure. Based on its current level of variable rate debt, the Group believes that its financial position, results from operations and cash flows would not be adversely affected if the applicable interest rate were increased one percent.

FOREIGN CURRENCY EXCHANGE RATE RISK

     The Group is exposed to risk from changing foreign currency exchange rates. The Group's sales are denominated either in U.S. dollars, GBP, HK dollars or Euros. The majority of the Group's expenses are denominated in HK dollars, followed by RMB, GBP, Euros and U.S. dollars. The Group is subject to a variety of risks associated with changes among the relative value of the U.S. dollar, GBP, Euro, HK dollar and RMB. For the fiscal years ended March 31, 2003 and 2002, the Group has entered into certain foreign currency forward contracts in order to settle trade payable denominated in foreign currencies. Any material increase in the value of the HK dollar, RMB, GBP or Euro relative to the U.S. dollar would increase the Group's expenses and therefore would have a material adverse effect on the Group's business, financial condition and results of operations.

     Since 1983, the Hong Kong government has maintained a policy of linking the U.S. dollar and the Hong Kong dollar at an exchange rate of approximately HK$7.80 to US$1.00. There can be no assurance that this link will be continued, although the Group is not aware of any intention of the Hong Kong government or the PRC to abandon the link. Over the last five years, the value of the RMB has not changed significantly against the U.S. dollar or Hong Kong dollar. The rates at which exchanges of RMB into U.S. dollars may take place in the future may vary.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Under the terms of the Refinancing Loan and RBS Loan, the Group is required to comply with various restrictive financial covenants imposed by the Lenders and RBS. The financial covenants include, among others, the maintenance of specific tangible net assets and compliance with certain metrics, including: ratio of net borrowings to tangible net assets, ratio of current assets to current liabilities, interest cover, EBIT, debt service ratio, ratio of net cash flow to borrowing costs, ratio of EBIT to borrowing costs, and amount of capital expenditure. The Group was in violation of certain of these covenants as of March 31, 2002 and for a portion of the year ended March 31, 2003. The Refinancing Loan has been fully repaid since March 31, 2003 and the breach of financial covenants has had no material adverse impact on the Group. As at March 31, 2003, the Group complied with all the financial covenants of the RBS Loan, which requires repayment in quarterly installments of principal and interest through March 31, 2005.

ITEM 15.  CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     Based on their evaluation of our disclosure controls and procedures (as defined in the rules promulgated under the Securities Exchange Act of 1934), our Executive Chairman and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

     We believe that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Executive Chairman and the Chief Financial Officer have concluded that these controls and procedures are effective at the "reasonable assurance" level.

CHANGES IN INTERNAL CONTROLS

     There were no significant changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     We intend to continue to refine our internal controls on an ongoing basis with a view towards continuous improvements. Management and KPMG, our independent accountants, have reported to our Audit Committee certain matters involving internal controls that KPMG considers to be material weaknesses or reportable conditions under standards established by the American Institute of Certified Public Accountants. The identified material weaknesses relate to the Group's process of ensuring reliability of financial information, including accurate recording of routine transactions and appropriateness and consistency of application of accounting estimates, including management's monitoring controls designed to detect errors in financial information. The identified reportable conditions relate to adequacy of documentation retained to support accounting entries and certain judgmental accounting areas; the lack of consistent methodologies for reporting divisional financial statements to corporate management and computing adjustments required to convert divisional financial statements from local accounting principles to accounting principles generally accepted in the United States of America; insufficient integrated computerized accounting systems; safeguarding certain of the Company's cash balances in the PRC; and timely computation of current and deferred tax liabilities.

                                    PART III

ITEM 18.  FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditor's Reports...............................   52
Consolidated Balance Sheets.................................   53
Consolidated Statements of Operations and Comprehensive
  Income (Loss).............................................   54
Consolidated Statements of Stockholders' Equity.............   55
Consolidated Statements of Cash Flows.......................   56
Notes to Consolidated Financial Statements..................   57

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Zindart Limited:

     We have audited the accompanying consolidated balance sheets of Zindart Limited and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income/(loss), stockholders' equity, and cash flows for each of the years in the three year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zindart Limited and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 2 to the accompanying consolidated financial statements, the Company has restated the consolidated balance sheet as of March 31, 2002 and the related statements of operations and comprehensive income/(loss), stockholders' equity, and cash flows for the years ended March 31, 2002 and 2001, which consolidated financial statements were previously audited by other independent auditors who have ceased operations.

     As discussed in Note 1 to the consolidated financial statements, effective April 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

October 8, 2003, Hong Kong

                        ZINDART LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            MARCH 31, 2003 AND 2002

                                                              NOTE     2003         2002
                                                              ----   --------   -------------
                                                                                (AS RESTATED)
                                                                          (IN THOUSANDS,
                                                                        EXCEPT SHARE DATA)
                                   ASSETS
Current assets:
  Cash and cash equivalents.................................         $  1,973     $  3,425
  Available-for-sale investments............................    3         380          470
  Trade accounts receivable, net............................    4      24,313       24,114
  Inventories...............................................    5      15,808       13,260
  Prepaid expenses and other current assets.................            4,962        4,934
  Loan receivable, current portion..........................    6         625          417
  Deferred tax assets.......................................   15         368           62
                                                                     --------     --------
     Total current assets...................................           48,429       46,682
Property, plant, and equipment, net.........................    7      29,574       29,991
Land use rights, net........................................    8       1,135        1,161
Loan receivable, non-current portion........................    6         208          833
Deferred tax assets.........................................   15       1,241          125
Goodwill....................................................    9      45,234       45,234
                                                                     --------     --------
       Total assets.........................................         $125,821     $124,026
                                                                     ========     ========

                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt...........................................   10    $ 11,543     $ 11,455
  Current installments of long-term debt....................   11       4,395       12,187
  Current installments of obligations under capital
     leases.................................................   12         701        1,393
  Convertible note, current portion.........................   13          --        1,551
  Trade accounts payable....................................           15,221       17,405
  Receipts in advance.......................................            1,130          721
  Accrued expenses..........................................   14      14,045        9,396
  Income taxes payable......................................   15       2,416        1,075
                                                                     --------     --------
     Total current liabilities..............................           49,451       55,183
Long-term debt, excluding current installments..............   11       1,895           --
Obligations under capital leases, excluding current
  installments..............................................   12       1,693          252
Deferred tax liabilities....................................   15         666          736
                                                                     --------     --------
     Total liabilities......................................           53,705       56,171
                                                                     --------     --------
Minority interests..........................................            1,542        1,351
                                                                     --------     --------
Stockholders' equity:
  Common stock, $0.0646 (equivalent of HK$0.50) par value.
     Authorized 15,000,000 shares; issued and outstanding
     8,834,125 shares in 2003 and in 2002...................   16         571          571
  Additional paid-in capital................................           38,634       38,634
  Retained earnings.........................................           32,002       29,437
  Accumulated other comprehensive loss......................             (633)      (2,138)
                                                                     --------     --------
     Total stockholders' equity.............................           70,574       66,504
                                                                     --------     --------
     Total liabilities and stockholders' equity.............         $125,821     $124,026
                                                                     ========     ========

          See accompanying notes to consolidated financial statements.

                        ZINDART LIMITED AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
                   YEARS ENDED MARCH 31, 2003, 2002 AND 2001

                                                    NOTE      2003          2002            2001
                                                    ----   ----------   -------------   -------------
                                                                        (AS RESTATED)   (AS RESTATED)
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Net sales.........................................   23(a) $  120,848    $  121,720      $  135,005
Cost of goods sold................................            (83,317)      (88,219)        (93,324)
                                                           ----------    ----------      ----------
     Gross profit.................................             37,531        33,501          41,681
Selling, general, and administrative expenses.....            (32,174)      (37,207)        (34,688)
Amortization of goodwill..........................                 --        (1,976)         (1,974)
                                                           ----------    ----------      ----------
     Operating income (loss)......................   23(b)      5,357        (5,682)          5,019
Other income (expense):
  Interest income.................................                115           250             546
  Interest expense................................             (1,698)       (2,598)         (4,464)
  Other (loss) income.............................               (590)          101              62
                                                           ----------    ----------      ----------
     Income (loss) before income taxes and
       minority interests.........................              3,184        (7,929)          1,163
Income tax expense................................   15          (428)         (106)           (797)
                                                           ----------    ----------      ----------
     Income (loss) before minority interests......              2,756        (8,035)            366
Minority interests................................               (191)         (210)           (294)
                                                           ----------    ----------      ----------
     Net income (loss)............................         $    2,565    $   (8,245)     $       72
                                                           ==========    ==========      ==========
Other comprehensive income (loss), net of tax:
  Translation adjustments.........................              1,175           (54)         (1,472)
  Unrealized loss on available-for-sale
     investments..................................                 --          (330)             --
  Reclassification adjustment for realized loss
     included in net income.......................                330            --              --
                                                           ----------    ----------      ----------
     Comprehensive income (loss)..................         $    4,070    $   (8,629)     $   (1,400)
                                                           ==========    ==========      ==========
Earnings (loss) per common share
  -- Basic........................................   26    $     0.29    $    (0.93)     $     0.01
                                                           ==========    ==========      ==========
  -- Diluted......................................   26    $     0.28    $    (0.93)     $     0.01
                                                           ==========    ==========      ==========
Weighted average number of common shares
  outstanding
  -- Basic........................................   26     8,834,125     8,834,125       8,834,125
                                                           ==========    ==========      ==========
  -- Diluted......................................   26     9,044,122     8,834,125       8,834,125
                                                           ==========    ==========      ==========

          See accompanying notes to consolidated financial statements.

                        ZINDART LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   YEARS ENDED MARCH 31, 2003, 2002 AND 2001

                                           COMMON STOCK
                             ----------------------------------------
                                                   RESERVED AND TO BE
                                   ISSUED                ISSUED                                  ACCUMULATED
                             -------------------   ------------------   ADDITIONAL                  OTHER           TOTAL
                             NUMBER OF             NUMBER OF             PAID-IN     RETAINED   COMPREHENSIVE   STOCKHOLDERS'
                               SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL     EARNINGS   INCOME/(LOSS)      EQUITY
                             ----------   ------   ---------   ------   ----------   --------   -------------   -------------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Balances at March 31, 2000
  (As previously
  reported)................  $8,167,458    528      666,667      43       38,634      37,882         (282)         76,805
  Effect of restatement....          --     --           --      --           --        (272)          --            (272)
                             ----------    ---     --------     ---       ------      ------       ------          ------
Balances at March 31, 2000
  (As restated)............   8,167,458    528      666,667      43       38,634      37,610         (282)         76,533
  Issuance of common
    stock..................     666,667     43     (666,667)    (43)          --          --           --              --
  Net income (As
    restated)..............          --     --           --      --           --          72           --              72
  Translation
    adjustments............          --     --           --      --           --          --       (1,472)         (1,472)
                             ----------    ---     --------     ---       ------      ------       ------          ------
Balances at March 31, 2001
  (As restated)............   8,834,125    571           --      --       38,634      37,682       (1,754)         75,133
  Net loss (As restated)...          --     --           --      --           --      (8,245)          --          (8,245)
  Translation
    adjustments............          --     --           --      --           --          --          (54)            (54)
  Unrealized loss on
    available-for-sale
    investments............          --     --           --      --           --          --         (330)           (330)
                             ----------    ---     --------     ---       ------      ------       ------          ------
Balances at March 31, 2002
  (As restated)............   8,834,125    571           --      --       38,634      29,437       (2,138)         66,504
  Net income...............          --     --           --      --           --       2,565           --           2,565
  Translation
    adjustments............          --     --           --      --           --          --        1,175           1,175
  Reclassification
    adjustment for realized
    loss included in net
    income.................          --     --           --      --           --          --          330             330
                             ----------    ---     --------     ---       ------      ------       ------          ------
Balances at March 31,
  2003.....................  $8,834,125    571           --      --       38,634      32,002         (633)         70,574
                             ==========    ===     ========     ===       ======      ======       ======          ======

          See accompanying notes to consolidated financial statements.

                        ZINDART LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED MARCH 31, 2003, 2002 AND 2001

                                                            2003          2002            2001
                                                           -------   --------------   -------------
                                                                     (AS RESTATED)    (AS RESTATED)
                                                                        (IN THOUSANDS)
Net cash provided by operating activities (note 18)......  $11,395      $ 6,713          $ 8,570
                                                           -------      -------          -------
Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment....      201           38                3
  Purchases of property, plant and equipment.............   (4,770)      (4,917)          (4,780)
                                                           -------      -------          -------
     Net cash used in investing activities...............   (4,569)      (4,879)          (4,777)
                                                           -------      -------          -------
Cash flows from financing activities:
  (Decrease) increase in short-term debt.................       88       (1,077)           6,599
  Repayment of long-term debt............................   (5,897)      (2,486)          (9,327)
  Repayment of capital element of capital leases.........   (2,036)      (1,875)          (1,530)
  Repayment of convertible note..........................   (1,551)      (1,427)          (1,783)
  Dividends paid by subsidiaries to their minority
     shareholders........................................      (57)        (112)            (146)
                                                           -------      -------          -------
     Net cash used in financing activities...............   (9,453)      (6,977)          (6,187)
                                                           -------      -------          -------
Effect of translation adjustments on cash................    1,175          (54)          (1,472)
                                                           -------      -------          -------
     Net decrease in cash and cash equivalents...........   (1,452)      (5,197)          (3,866)
Cash and cash equivalents at beginning of year...........    3,425        8,622           12,488
                                                           -------      -------          -------
Cash and cash equivalents at end of year.................  $ 1,973      $ 3,425          $ 8,622
                                                           =======      =======          =======

          See accompanying notes to consolidated financial statements.

                        ZINDART LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         MARCH 31, 2003, 2002, AND 2001

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (A) DESCRIPTION OF BUSINESS

     Zindart Limited ("the Company") was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance in July 1977. Its American Depositary Shares have been listed on the Nasdaq National Market since February 1997.

     The Company and its subsidiaries ("the Group") are principally engaged in the manufacturing of die-cast, injection-molded plastic and paper products under Original Equipment Manufacturing ("OEM") arrangements, and the design, marketing and distribution of die-cast products under its proprietary brand names.

     The Group is required to comply with various restrictive financial covenants imposed by certain lenders in connection with the Group's two credit facilities. The Group was in violation of certain of the financial covenants as of March 31, 2002 and at certain points of time during the year ended March 31, 2003 and at March 31, 2003. In the case of the loan where the covenants were breached as at March 31, 2003, the loan has been fully repaid since March 31, 2003 and the breach of financial covenants has had no material adverse impact on the Group. As at March 31, 2003, the Group complied with all the financial covenants of its other credit facilities, which require repayment in quarterly installments of principal and interest through March 31, 2005. The Group returned to profitability from operations during the year ended March 31, 2003, primarily as a result of the implementation of stringent controls to improve productivity and margins and to reduce costs. Management has also evaluated and is considering the possibilities of asset divestments to improve short-term cash flows and liquidity. The Group's directors and management believe that the Group's future operations will generate sufficient cash to meet its obligations as they fall due and that the Group will remain in compliance with its debt covenants for the foreseeable future.

  (B) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of the Company and its subsidiaries and its contractual joint ventures which are considered as de facto subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

     A contractual joint venture is an entity established between the Group and one or more other parties, with the rights and obligations of the joint venture partners governed by a contract. If the Group owns more than 50% of the equity interests of the joint venture and is able to govern and control its financial and operating policies and its board of directors and the joint venture partners do not possess substantive participating rights (as defined by generally accepted accounting principles), such joint venture is considered as a de facto subsidiary and is accounted for as a subsidiary.

     The Group's minority interests on the consolidated balance sheet represent the minority shares related to the Group's consolidated subsidiaries. Minority interests on the consolidated statements of operations and comprehensive income
(loss) represent the minority share of earnings or losses in such subsidiaries. Pre-determined annual fees paid to joint venture partners are recorded as cost of goods sold (see Note 21).

  (C) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash on hand, cash in bank accounts, interest-bearing savings accounts, and certificates of deposit with an initial term of less than three months. For purposes of the consolidated statements of cash flows, the Group considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

                        ZINDART LIMITED AND SUBSIDIARIES

  (D) AVAILABLE-FOR-SALE INVESTMENTS

     Available-for-sale investments, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", are recorded at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses from the sale of available-for-sale investments are determined on a specific-identification basis. A decline in the market value of available-for-sale investments below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the investment is established.

  (E) TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Group's best estimate of the amount of probable credit losses in the Group's existing accounts receivable. The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

     A subsidiary of the Company has entered into a receivables purchase agreement with a financial institution whereby the subsidiary transfers eligible trade accounts receivable to the financial institution. If the trade accounts receivable transferred are still unpaid by specified overdue dates, the relevant customers become insolvent or disputes occur between the subsidiary and the relevant customer in respect of the relevant sales, the financial institution shall have the right to immediate recourse to the receivable sold. SFAS No. 140 requires that three conditions must be met for a sale of receivables with recourse to be accounted for as a sale. Since the subsidiary has not surrendered control over the transferred assets, the trade accounts receivable are included in the consolidated balance sheet and the proceeds of the transfer are recorded as short-term debt.

  (F) LOAN RECEIVABLE

     Loan receivable relates to credit facility arrangements extended to a customer that exceed one year. It bears interest at LIBOR plus 5% and is recorded at face value. Interest is recognized over the life of the loan. The loan receivable is collateralized by certain assets of the customer. A loan is assessed for impairment pursuant to SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure". Pursuant to SFAS No. 114, a loan is impaired if it is probable that the Group will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. The Group recognizes interest income using a cash-basis when a loan is considered impaired. Impairment losses are charged against the allowance and increases in allowance are charged to bad debt expense. Loans are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

  (G) INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO) for all inventories. Costs of work-in-process and finished goods consist of direct materials, direct labor and an attributable portion of production overheads.

                        ZINDART LIMITED AND SUBSIDIARIES

  (H) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     The Group periodically enters into foreign exchange forward contracts. Effective April 1, 2001, it has adopted SFAS No 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No 138. In doing so, the Group did not incur any transition adjustments to income. In accordance with the provisions of SFAS 133, all derivatives are recorded in the balance sheet as either an asset or a liability measured at fair value with the change in fair value either recognized in the consolidated statements of operations or accumulated other comprehensive income/(loss). The Group's derivatives do not qualify as hedging instruments and therefore are marked to market through income.

  (I) PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of buildings is 25 to 50 years; machinery and tooling is 3 to 12 years; furniture and office equipment is 5 to 8 years; and motor vehicles is 3 to 4 years. Plant and equipment held under capital leases and leasehold improvements are amortized using the straight line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation for the years ended March 31, 2003, 2002 and 2001 was $7,542,000, $7,326,000 and $7,045,000, respectively, of which
96.7%, 95.3% and 94.2% was recorded in cost of goods sold and 3.3%, 4.7% and 5.8% was recorded in selling, general, and administrative expenses, respectively.

  (J) LAND USE RIGHTS

     Land use rights are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the lease term of 50 years.

  (K) GOODWILL

     Goodwill represents the excess of costs over the estimated fair value of identifiable net assets of businesses acquired. The Group adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as of April 1, 2002. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

     In connection with the transitional goodwill impairment evaluation, the Statement required the Group to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Group was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill, to those reporting units as of April 1, 2002. The Group was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of April 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Group would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step was required for one reporting unit. In this step, the Group compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations". The residual fair value after this allocation was the implied fair value of the reporting unit goodwill. The implied fair value of this reporting unit exceeded its carrying amount and the Group was not required to recognize an impairment loss.

                        ZINDART LIMITED AND SUBSIDIARIES

     Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, from 10 to 30 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Group's average cost of funds.

  (L) CONVERTIBLE NOTE

     The Group accounts for its convertible note payable in accordance with Accounting Principles Board ("APB") Opinions No. 14, "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants". Convertible note is stated at cost, and no portion of the proceeds from the issuance of the convertible note is accounted for as the conversion rate at issuance exceeded the fair value of the Group's common stock.

  (M) RECEIPTS IN ADVANCE

     Receipts in advance represent advance payments received from customers for molds specifically made for production of products ordered by the customers. The amount will be recognized as income upon the delivery of the first lot of products produced using the molds.

  (N) RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred. Research and development costs amounted to $1,293,000, $1,740,000 and $888,000 in 2003, 2002
and 2001, respectively.

  (O) ADVERTISING COSTS

     Advertising costs represent amounts paid to third parties for direct advertising events and are expensed as incurred. Advertising costs amounted to $5,277,000, $7,352,000 and $6,155,000 in 2003, 2002 and 2001, respectively.

  (P) INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not deemed to be more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                        ZINDART LIMITED AND SUBSIDIARIES

  (Q) STOCK OPTION PLAN

     The Group applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25", issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Group has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 (see note 17). The table below presents a reconciliation of net income (loss) as reported to pro forma net income (loss) as it would be shown if the Group applied the fair-value-based method of accounting.

                                                       2003        2002            2001
                                                      ------   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
                                                                  (IN THOUSANDS)
Reported net income (loss)..........................  $2,565      $(8,245)         $  72
Deduct stock-based employee compensation expense
  determined under fair-value-based method for all
  rewards, net of tax...............................    (409)        (264)          (693)
                                                      ------      -------          -----
Pro forma net income (loss).........................  $2,156      $(8,509)         $(621)
                                                      ======      =======          =====

  (R) USE OF ESTIMATES

     The preparation of the consolidated financial statements requires management of the Group to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; carrying value of goodwill; valuation allowances for receivables; deferred tax assets; and the carrying amount of inventories. Actual results could differ from those estimates.

  (S) IMPAIRMENT OF LONG-LIVED ASSETS

     SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Group adopted SFAS No. 144 on April 1, 2002. The adoption of SFAS No. 144 did not affect the Group's financial statements. In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. Goodwill

                        ZINDART LIMITED AND SUBSIDIARIES
and intangible assets not subject to amortization are tested annually for impairment in accordance with SFAS No 142, or if events and circumstances indicate that the asset might be impaired. Prior to the adoption of SFAS No. 144, the Group accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

  (T) REVENUE RECOGNITION

     The Group recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The Group follows the guidance of Staff Accounting Bulletin No. 101 ("SAB 101"), which requires that a strict series of criteria are met in order to recognize revenue related to product shipment. If these criteria are not met, the associated revenue is deferred until the criteria are met. Generally, these criteria are that there be an arrangement to sell the product, the Group has delivered the product in accordance with that arrangement, the sales price is determinable, and collectibility is probable.

  (U) SHIPPING AND HANDLING COSTS

     The Group records costs incurred for shipping and handling of the products as selling expenses in the consolidated statements of operations. The shipping and handling costs for the years ended March 31, 2003, 2002 and 2001 were $4,069,000, $3,664,000 and $3,541,000, respectively.

  (V) FOREIGN CURRENCY TRANSLATION

     The Group's functional currency is United States dollars as a substantial portion of the Group's business activities is based in United States dollars. The translation of financial statements into United States dollars is performed for balance sheet accounts using the closing exchange rate in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during each reporting period. The gains or losses resulting from translation are treated as translation adjustments and included in the accumulated other comprehensive loss in stockholders' equity. Aggregate gains or losses from foreign currency transactions included in selling, general and administrative expenses and other income/loss for the years ended March 31, 2003, 2002 and 2001 were approximately gains of $805,000, losses of $505,000 and losses of $48,000, respectively.

  (W) COMPREHENSIVE INCOME

     The Group has adopted SFAS No. 130, "Reporting Comprehensive Income," which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the financial statements for the period in which they are recognized. The Group has presented comprehensive income (loss), which encompasses net income/(loss), foreign currency translation adjustments and unrealized loss on available-for-sale investments, in the consolidated statements of operations and comprehensive income (loss).

  (X) EARNINGS (LOSS) PER COMMON SHARE

     Basic earnings (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share," by dividing the net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings
(loss) per common share is computed based on the weighted average number of common shares outstanding and adjusted to include the potentially dilutive effect of outstanding stock options and convertible note to the extent such instruments were dilutive during the year.

     The numerator in calculating both basic and diluted earnings (loss) per common share for each year is the reported net income (loss). The difference between basic and diluted weighted average number of

                        ZINDART LIMITED AND SUBSIDIARIES
common shares for the year ended March 31, 2003 results from the assumption that stock options outstanding were exercised. Stock options and convertible note outstanding during the years ended March 31, 2002 and 2001 were not included in computing diluted earnings (loss) per common share since their effects were anti-dilutive. Stock options in 2002 were anti-dilutive due to the net loss in 2002. Stock options in 2001 were anti-dilutive because they had an exercise price greater than the average market price during the year. Similarly, in 2001 convertible note was anti-dilutive because its interest per common share obtainable on conversion exceeded basic earnings per share.

  (Y) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, trade accounts receivable, short-term debt, trade accounts payable and accrued expenses approximate their fair values because of the short maturity of these instruments. The carrying amounts of available-for-sale investments, loan receivable and long-term debt approximate their fair values as of March 31, 2003 and 2002.

  (Z) OPERATING RISKS

     The Group is also subject to, among others, the following operating risks:

     Country risk -- As a major portion of the Group's operations are conducted in Mainland China, the Group is subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in Mainland China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

     Dependence on strategic relationship -- The Group conducts its manufacturing operations through its contractual joint ventures established between the Group and two Chinese parties, and subcontracting agreements entered into with certain Chinese parties. The deterioration of any or all these strategic relationships may have an adverse effect on the operations of the Group.

     Concentration of credit risk -- Concentration of credit risk is primarily limited to trade accounts receivable and a loan receivable from a customer (see
Note 6) and is subject to the financial conditions of certain major customers and this particular customer.

     The Group performs ongoing credit evaluation of each customer's financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management's projections. Sales to five largest customers accounted for approximately 29%, 33% and 40%, respectively, of the Group's net sales for the years ended March 31, 2003, 2002 and 2001. Sales to individual customers did not exceed 10% of the Group's net sales for the year ended March 31, 2003. Sales to Mattel(R) Toys ("Mattel") represented 16.1% and 18.2% of the Group's net sales for the years ended March 31, 2002 and 2001, respectively. As of March 31, 2003 and 2002, the Group's five largest trade accounts receivable accounted for approximately 29% and 27%, respectively, of the Group's gross trade accounts receivable. Accounts receivable from Mattel accounted for 10.5% of the Group's gross trade accounts receivable as of March 31, 2002.

     Dependence on a limited number of suppliers -- The Group purchases raw materials from a limited number of suppliers. Purchases from five largest suppliers accounted for approximately 12%, 12% and 9%, respectively, of the Group's net purchases for the years ended March 31, 2003, 2002 and 2001.

                        ZINDART LIMITED AND SUBSIDIARIES

  (AA) RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets with a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group is required to adopt SFAS No. 143 on April 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Group's financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Group's financial statements.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early adoption encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Group's financial statements.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Group's financial statements. The disclosure requirements are effective for financial statements of annual periods ending after December 15, 2002.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in note 1(q) to these consolidated financial statements.

                        ZINDART LIMITED AND SUBSIDIARIES

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Group's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The Statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS 133. The amendments clarify the definition of a derivative, expand the nature of exemptions from SFAS 133, clarify the application of hedge accounting when using certain instruments, clarify the application of paragraph 13 of SFAS 133 to embedded derivative instruments in which the underlying is an interest rate, and modify the cash flow presentation of derivative instruments that contain financing elements.

     In May, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The Statement requires issuers to clarify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.

(2) RESTATEMENT OF FINANCIAL STATEMENTS

     Subsequent to March 31, 2002, the Group determined that certain amounts previously reported in its consolidated financial statements had been misstated. Deferred advertising costs were over-stated due to an error in accounting in periods prior to 2003. Trade accounts receivable were over-stated primarily due to sales cut-off misstatements. Other misstatements identified include amounts related to allocation of costs to inventories, losses on investment securities, accrued expenses and taxes, fixed assets, short-term debt, and bank balances. Certain of the misstatements also affected the fiscal years ended March 31, 2001 and 2000. The accompanying consolidated balance sheet at March 31, 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the two years then ended have been restated to reflect the correction of these matters. The adjustments to restate the Group's previously issued consolidated financial statements are summarized below along with the principal reasons for and significant effects of the restatement adjustments. All figures are presented in $000s.

                              INC./(DEC.) IN   (INC.)/DEC. IN   INC./(DEC.) IN   INC./(DEC.) IN   INC./(DEC.) IN
                              STOCKHOLDERS'    COMPREHENSIVE    STOCKHOLDERS'    COMPREHENSIVE    STOCKHOLDERS'
                                  EQUITY            LOSS            EQUITY           INCOME         EQUITY(A)
                                   2002             2002             2001             2001             2000
                              --------------   --------------   --------------   --------------   --------------
Cash and cash
  equivalents(b)............     $  (289)                             (116)
Trade accounts receivable,
  net(c)....................         778                              (518)                           (1,235)
Inventories(d)..............        (102)                            1,802                             1,360
Prepaid expenses and other
  current assets(e).........         556                               434                              (651)
Deferred tax assets, current
  portion(f)................          62                                                                 150

                        ZINDART LIMITED AND SUBSIDIARIES

                              INC./(DEC.) IN   (INC.)/DEC. IN   INC./(DEC.) IN   INC./(DEC.) IN   INC./(DEC.) IN
                              STOCKHOLDERS'    COMPREHENSIVE    STOCKHOLDERS'    COMPREHENSIVE    STOCKHOLDERS'
                                  EQUITY            LOSS            EQUITY           INCOME         EQUITY(A)
                                   2002             2002             2001             2001             2000
                              --------------   --------------   --------------   --------------   --------------
Property, plant, and
  equipment, net(g).........         (40)                              167                               (72)
Loan receivable, non-current
  portion(h)................                                          (170)
Deferred tax assets,
  non-current portion(f)....        (538)
Deferred advertising
  costs(i)..................      (2,040)                           (2,149)
Short-term debt(j)..........      (1,023)                           (1,660)
Trade accounts payable(k)...         228                               116
Accrued expenses(l).........         354                               158                               416
Income taxes payable(m).....          35                               (38)                              108
Deferred tax
  liabilities(n)............        (187)                             (161)                             (348)
Net sales(o)................                        1,027                            (1,078)
Cost of goods sold(p).......                       (1,339)                             (163)
Selling, general, and
  administrative
  expenses(q)...............                          572                              (186)
Interest expense(r).........                          217                              (217)
Other income(s).............                          (20)                             (357)
Income taxes(t).............                         (268)                             (109)
Translation
  adjustments(u)............                         (220)                              207
Unrealized loss on
  available-for-sale
  investments(v)............                                                             40
Reclassification adjustment
  for realized loss included
  in net income(v)..........                          (40)
                                 -------           ------           ------           ------           ------
                                 $(2,206)             (71)          (2,135)          (1,863)            (272)
                                 =======           ======           ======           ======           ======

---------------

(a) Stockholders' equity as of April 1, 2000 -- Adjustments were made to opening balances as of April 1, 2000 to reflect prior period adjustments, including a $1,235,000 decrease in trade accounts receivable, a $1,360,000 increase in inventories, a $651,000 decrease in prepaid expenses and other current assets, a $150,000 increase in deferred tax assets, current portion, a $72,000 decrease in property, plant and equipment, a $416,000 decrease in accrued expenses, a $108,000 decrease in income taxes payable, a $348,000 increase in deferred tax liabilities, and a decrease in retained earnings of $272,000.

(b) Cash and cash equivalents -- Adjustments were made to record reclassification of un-presented checks to cash, and reclassification of bank balances which are not held in the name of the Group.

(c) Trade accounts receivable, net -- Adjustments were made to record trade accounts receivable transferred to a financial institution under a receivables purchase arrangement which was previously excluded, and the shift of recognition of sales revenue from the year ended March 31, 2001 to the year ended March 31, 2002 due to correction of cut-off errors.

(d) Inventories -- Adjustments were made to record the adoption of a revised overhead absorption rate, adjustment to inventory provision, and the shift of cost of sales from the year ended March 31, 2001 to the year ended March 31, 2002 due to correction of cut-off errors.

                        ZINDART LIMITED AND SUBSIDIARIES

(e) Prepaid expenses and other current assets -- Adjustments were made to record reclassification of bank balances which are not held in the name of the Group, write-off of the unamortized balance of an arrangement fee for the $30 million loan facilities which were repaid as at 31 March 2001, and reclassification of prepayments from deferred advertising costs.

(f) Deferred tax assets -- Adjustments were made to record reclassification of current portion of deferred tax asset from long-term assets, recognition of deferred tax asset on net operating loss carry-forwards and partial valuation allowance as it was determined to be not more likely than not that part of the deferred tax asset would be realized.

(g) Property, plant, and equipment, net -- Adjustments were made to correct an under-statement of depreciation charge in respect of fixed assets.

(h) Loan receivable, non-current portion -- Adjustments were made to record the fair value of the warrant received on extension of loan repayment term to a customer as a deduction from the carrying amount of the loan receivable.

(i) Deferred advertising costs -- Adjustments were made to record a correction of error in accounting for advertising costs in the prior periods.

(j) Short-term debt -- Adjustments were made to record amounts advanced by a financial institution under a receivables purchase arrangement which were previously excluded from trade accounts receivable and short-term debt.

(k) Trade accounts payable -- Adjustments were made to record reclassification of un-presented checks to cash.

(l) Accrued expenses -- Adjustments were made to record under-accrual for annual leave pay and over-accrual of salaries and to reclassify certain amounts to short-term debt.

(m) Income taxes payable -- Adjustments were made to more accurately record tax payable and reclassification of tax surcharge to other payables.

(n) Deferred tax liabilities -- Adjustments were made to record under-provision for deferred tax liabilities and reclassification of certain deferred tax balances.

(o) Net sales -- Adjustments were made to record the shift of sales from the year ended March 31, 2001 to the year ended March 31, 2002 due to correction of sales cut-off errors, and reclassification of sales rebate and sales discount from selling expenses to sales.

(p) Cost of goods sold -- Adjustments were made to record the shift of costs from the year ended March 31, 2001 to the year ended March 31, 2002 due to correction of sales cut-off errors, the adoption of a revised overhead absorption rate, and the reclassification of certain salaries and wages from cost of goods sold to selling, general, and administrative expenses.

(q) Selling, general, and administrative expenses -- Adjustments were made to record the reclassification of certain salaries and wages from cost of goods sold to selling, general and administrative expenses, reclassification of sales rebate and sales volume discount to sales, the correction of over-accrual of salaries and bonuses, the correction of under-accrual for annual leave pay, reclassification of tooling amortization, correction of double counting of royalty payment, reclassification of interest expense, the correction of accounting for advertising costs, and correctly recognize warrant received on extension of loan repayment terms to a customer

(r) Interest expense -- Adjustments were made to record reversal of amortization of loan arrangement fee in the year ended March 31, 2002, following the adjustment to write-off the un-amortized balance of loan arrangement fee as at 31 March 2001, and reclassification of interest expense from selling, general, and administrative expenses.

(s) Other income -- Adjustments were made to correctly recognize warrant received on extension of a loan repayment term to a customer, and transfer of exchange difference arising from re-translation of intercompany balances to other comprehensive income (loss).

(t) Income taxes -- Adjustments were made to record additional provision for deferred tax liabilities, reversal of incorrect consolidation entries, valuation allowance against deferred tax assets in relation to

                        ZINDART LIMITED AND SUBSIDIARIES
     timing differences on property, plant and equipment and other items, and the effect of adjustment of understatement of deferred taxation liability as of March 31, 2000.

(u) Translation adjustments -- Adjustments were made to record the transfer of exchange differences arising from re-translation of intercompany balances to currency translation adjustment and reversal of incorrect consolidation entries.

(v) Unrealized loss on available-for-sale investments and reclassification adjustment for realized loss included in net loss -- Adjustments were made to correctly recognize the decline in value of the warrant received on the extension of loan repayment terms to a customer.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

                                                                 YEAR ENDED MARCH 31,
                                            ---------------------------------------------------------------
                                                         2002                             2001
                                            ------------------------------   ------------------------------
                                            (AS PREVIOUSLY                   (AS PREVIOUSLY
                                              REPORTED)      (AS RESTATED)     REPORTED)      (AS RESTATED)
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Net sales.................................    $  120,693      $  121,720       $  136,083      $  135,005
Cost of goods sold........................       (86,880)        (88,219)         (93,161)        (93,324)
                                              ----------      ----------       ----------      ----------
     Gross profit.........................        33,813          33,501           42,922          41,681
Selling, general, and administrative
  expenses................................       (37,779)        (37,207)         (34,502)        (34,688)
Amortization of goodwill..................        (1,976)         (1,976)          (1,974)         (1,974)
                                              ----------      ----------       ----------      ----------
     Operating (loss) income..............        (5,942)         (5,682)           6,446           5,019
Other income (expense):
  Interest income.........................           250             250              546             546
  Interest expense........................        (2,815)         (2,598)          (4,247)         (4,464)
  Other income............................           121             101              419              62
                                              ----------      ----------       ----------      ----------
     (Loss) income before income taxes and
       minority interests.................        (8,386)         (7,929)           3,164           1,163
Income tax benefit (expense)..............           162            (106)            (688)           (797)
                                              ----------      ----------       ----------      ----------
     (Loss) income before minority
       interests..........................        (8,224)         (8,035)           2,476             366
Minority interests........................          (210)           (210)            (294)           (294)
                                              ----------      ----------       ----------      ----------
     Net (loss) income....................    $   (8,434)     $   (8,245)      $    2,182      $       72
                                              ==========      ==========       ==========      ==========
Other comprehensive (loss) income, net of
  tax:
  Translation adjustments.................           166             (54)          (1,679)         (1,472)
  Unrealized loss on available-for-sale
     investments..........................          (330)           (330)             (40)             --
  Reclassification adjustment for realized
     loss included in net loss............            40              --               --              --
                                              ----------      ----------       ----------      ----------
     Comprehensive (loss) income..........    $   (8,558)     $   (8,629)      $      463      $   (1,400)
                                              ==========      ==========       ==========      ==========
(Loss) earnings per common share
  -- Basic................................    $    (0.95)     $    (0.93)      $     0.25      $     0.01
                                              ==========      ==========       ==========      ==========
  -- Diluted..............................    $    (0.95)     $    (0.93)      $     0.25      $     0.01
                                              ==========      ==========       ==========      ==========

                        ZINDART LIMITED AND SUBSIDIARIES

                                                                 YEAR ENDED MARCH 31,
                                            ---------------------------------------------------------------
                                                         2002                             2001
                                            ------------------------------   ------------------------------
                                            (AS PREVIOUSLY                   (AS PREVIOUSLY
                                              REPORTED)      (AS RESTATED)     REPORTED)      (AS RESTATED)
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Weighted average number of common shares
  outstanding
  -- Basic................................     8,834,125       8,834,125        8,834,125       8,834,125
                                              ==========      ==========       ==========      ==========
  -- Diluted..............................     8,934,444       8,834,125        8,834,125       8,834,125
                                              ==========      ==========       ==========      ==========

CONSOLIDATED BALANCE SHEETS

                                                                      MARCH 31, 2002
                                                              ------------------------------
                                                              (AS PREVIOUSLY
                                                                REPORTED)      (AS RESTATED)
                                                                      (IN THOUSANDS)
                                           ASSETS
Current assets:
  Cash and cash equivalents.................................     $  3,714        $  3,425
  Available-for-sale investments............................          470             470
  Trade accounts receivable, net............................       23,336          24,114
  Inventories...............................................       13,362          13,260
  Prepaid expenses and other current assets.................        4,378           4,934
  Loan receivable, current portion..........................          417             417
  Deferred tax assets.......................................           --              62
                                                                 --------        --------
     Total current assets...................................       45,677          46,682
Property, plant, and equipment, net.........................       30,031          29,991
Land use rights, net........................................        1,161           1,161
Deferred advertising costs..................................        2,040              --
Loan receivable, non-current portion........................          833             833
Deferred tax assets.........................................          663             125
Goodwill....................................................       45,234          45,234
                                                                 --------        --------
     Total assets...........................................     $125,639        $124,026
                                                                 ========        ========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt...........................................     $ 10,432          11,455
  Current installments of long-term debt....................       12,187          12,187
  Current installments of obligations under capital
     leases.................................................        1,393           1,393
  Convertible note, current portion.........................        1,551           1,551
  Trade accounts payable....................................       17,633          17,405
  Receipts in advance.......................................          721             721
  Accrued expenses..........................................        9,750           9,396
  Income taxes payable......................................        1,110           1,075
                                                                 --------        --------
     Total current liabilities..............................       54,777          55,183
Obligations under capital leases, excluding current
  installments..............................................          252             252

                        ZINDART LIMITED AND SUBSIDIARIES

                                                                      MARCH 31, 2002
                                                              ------------------------------
                                                              (AS PREVIOUSLY
                                                                REPORTED)      (AS RESTATED)
Deferred tax liabilities....................................          549             736
                                                                 --------        --------
     Total liabilities......................................       55,578          56,171
                                                                 --------        --------
Minority interests..........................................        1,351           1,351
                                                                 --------        --------
Stockholders' equity:
  Common stock, $0.0646 (equivalent of HK$0.50) par value.
     Authorized 15,000,000 shares; issued and outstanding
     8,834,125 shares in 2002...............................          571             571
  Additional paid-in capital................................       38,634          38,634
  Retained earnings.........................................       31,630          29,437
  Accumulated other comprehensive loss......................       (2,125)         (2,138)
                                                                 --------        --------
     Total stockholders' equity.............................       68,710          66,504
                                                                 --------        --------
     Total liabilities and stockholders' equity.............     $125,639        $124,026
                                                                 ========        ========

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED MARCH 31,
                                            ---------------------------------------------------------------
                                                         2002                             2001
                                            ------------------------------   ------------------------------
                                            (AS PREVIOUSLY                   (AS PREVIOUSLY
                                              REPORTED)      (AS RESTATED)     REPORTED)      (AS RESTATED)
Net cash provided by operating
  activities..............................     $ 5,974          $ 6,713         $10,729          $ 8,570
Net cash used in investing activities.....      (4,604)          (4,879)         (5,333)          (4,777)
Net cash used in financing activities.....      (6,387)          (6,977)         (8,341)          (6,187)
Effect of translation adjustments on
  cash....................................          (7)             (54)           (805)          (1,472)
                                               -------          -------         -------          -------
Net decrease in cash and cash
  equivalents.............................      (5,024)          (5,197)         (3,750)          (3,866)
Cash and cash equivalents at beginning of
  year....................................       8,738            8,622          12,488           12,488
                                               -------          -------         -------          -------
Cash and cash equivalents at end of
  year....................................     $ 3,714          $ 3,425         $ 8,738          $ 8,622
                                               =======          =======         =======          =======

(3) AVAILABLE-FOR-SALE INVESTMENTS

     Available-for-sale investments represent 1,269,842 shares in the common stock of a company incorporated in the United States of America. This investment represents 11.85% of the entity. The investment was initially recorded in a prior period as available-for-sale, and was recorded at its fair value at the date of acquisition of $800,000. The value of $800,000 represented satisfaction of $400,000 of trade accounts receivable (see Note 4) and loan receivable of $400,000 (see Note 6).

     As of March 31, 2003, the fair value of this investment, as determined based on quoted market price, was approximately $380,000. An unrealized loss of $330,000 was recorded in the year ended March 31, 2002 in stockholders' equity as a component of other comprehensive loss. In the year ended March 31, 2003, the realized loss of $330,000 from the prior year was charged to earnings, as well as an additional realized loss of $90,000 incurred during the year ended March 31, 2003, as the Company considers the decline in market value to be other than temporary.

                        ZINDART LIMITED AND SUBSIDIARIES

(4) TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable consist of the following (in $000s):

                                                               2003         2002
                                                              -------   -------------
                                                                        (AS RESTATED)
Trade accounts receivable...................................  $29,745      $28,936
Less allowance for doubtful accounts........................   (5,432)      (4,822)
                                                              -------      -------
Trade accounts receivable, net..............................  $24,313      $24,114
                                                              =======      =======

     Movements of allowance for doubtful accounts are as follows (in $000s):

                                                       2003        2002            2001
                                                      ------   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
Balance at beginning of year........................  $4,822      $4,803          $3,919
Charged to expense..................................     765         776           1,325
Bad debts write-offs................................    (155)       (757)           (441)
                                                      ------      ------          ------
Balance at end of year..............................  $5,432      $4,822          $4,803
                                                      ======      ======          ======

     Pursuant to loan restructuring arrangements with a customer ("the Borrower") which are described in note 6, on December 31, 2001, the Group received common stock of the Borrower with a fair value of $400,000 in partial satisfaction of trade accounts receivable balances. The common stock was accounted for as described in note 3. The Group also agreed to write off a further $400,000 of trade accounts receivable balances as of December 31, 2001 and agreed a repayment schedule for other accounts receivable balances as of that date. These balances have been fully repaid by March 31, 2003 and the Group has continued to trade on normal terms with this customer.

     Included in trade accounts receivable are certain balances which have been transferred to a financial institution which has the right of recourse to the Group in certain specified situation of non-payment. As of March 31, 2003, 2002, and 2001, outstanding trade receivables transferred were $945,000, $1,023,000 and $1,660,000 respectively. The financial institution charges a service charge of 1% of the receivable balance and a discounting charge at the financial institution's standard bills finance rate minus 0.25% per annum.

(5) INVENTORIES

     Inventories consist of the following (in $000s):

                                                               2003         2002
                                                              -------   -------------
                                                                        (AS RESTATED)
Raw materials...............................................  $ 5,002      $ 3,361
Work in process.............................................    2,464        1,316
Finished goods..............................................    8,342        8,583
                                                              -------      -------
                                                              $15,808      $13,260
                                                              =======      =======

     As of March 31, 2003 and 2002, certain inventories of the Group were pledged against certain banking facilities (see Note 10).

                        ZINDART LIMITED AND SUBSIDIARIES

(6) LOAN RECEIVABLE

     Loan receivable consists of the following (in $000s):

                                                               2003        2002
                                                              ------   -------------
                                                                       (AS RESTATED)
Loan receivable.............................................  $1,063      $1,480
Less valuation allowance....................................    (230)       (230)
                                                              ------      ------
Loan receivable, net........................................  $  833      $1,250
                                                              ======      ======
Maturities of loan receivable are as follows:
Receivable during the following period
  -- Within one year........................................  $  625      $  417
  -- Over one year but not exceeding two years..............     208         625
  -- Over two years but not exceeding three years...........      --         208
                                                              ------      ------
                                                                 833       1,250
Less current portion........................................    (625)       (417)
                                                              ------      ------
Non-current portion.........................................  $  208      $  833
                                                              ======      ======

     During the year ended March 31, 2000, the Group granted to the Borrower a credit facility up to an amount of $2,300,000. The credit facility was collateralized by certain assets of the Borrower, bore interest at LIBOR plus 5% and matured on May 12, 2000. On May 13, 2000, the Borrower exercised an option under the credit facility to extend the maturity date of the facility for an additional one year to May 12, 2001 and as consideration for the extension, issued to the Group non-transferable warrants to purchase a maximum of 150,000 shares of common stock of the Borrower at a price of $1.7325 per share, representing the average of the closing bid prices of the shares over 20 trading days prior to May 13, 2000, during a two-year period ended May 12, 2002. The estimated fair value of the warrants of $170,000 was recognized upon receipt as a non-marketable equity security accounted for using the cost method. In accordance with SFAS 114: "Accounting by Creditors for Impairment of A
Loan -- an Amendment of FASB Statement No. 5 and 15", an impairment of loan is recognized when it is probable that a creditor will be unable to collect all amounts due (including both principal and interest) according to the contractual terms of the original loan agreement. The determination of whether a loan is impaired takes into account not only the amount that the creditor expects to collect but also the timing of his collection. Management considered that, in light of uncertainty surrounding the timing of repayment of the loan, the fair value of the warrants of $170,000 should be applied to reduce the basis of the loan. The value of the warrants was fully impaired through charges to income of $40,000 in the year ended March 31, 2002 and $130,000 in the year ended March 31, 2003.

     On April 16, 2001, the Borrower repaid $250,000, and the Group granted an extension of the remaining loan balance to June 30, 2002 for no consideration.

     On December 31, 2001, the terms of the credit facility were further amended pursuant to which (i) $400,000 of the outstanding facility was converted into common stock of the Borrower at $0.63 per share, representing the quoted market price on the date which the amendment became unconditional; (ii) $400,000 of the outstanding facility would be canceled in the quarter ending September 30, 2002, contingent upon satisfactory performance in respect of repayment of interest and principal by the Borrower; and (iii) the remaining $1,250,000 would be payable in 24 equal monthly installments commencing August 31, 2002. The loan receivable is collateralized by certain assets of the Borrower and bears interest at LIBOR plus 5%.

     This loan restructuring arrangement was accounted for in accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" and SFAS No. 114, "Accounting by Creditors for

                        ZINDART LIMITED AND SUBSIDIARIES

Impairment of A Loan -- an Amendment of FASB Statement No. 5 and 15". The loan restructuring involved receipt of common stock from the Borrower in partial satisfaction of the aforementioned loan and a modification of terms of the remaining loan. The common stock was accounted for as described in note 3. The loan receivable from the Borrower of $2,050,000 was first reduced by $400,000, representing the fair value of common stock received from the Borrower. The loan receivable was also reduced by a valuation allowance of approximately $230,000. The remaining balance of $1,250,000 represented the present value at December 31, 2001 of the expected future cash flows which would be received under the modified loan arrangement. During the year ended March 31, 2003, the Borrower has repaid principal and interest in accordance with the modified loan arrangement.

(7) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following (in $000s):

                                                                2003         2002
                                                              --------   -------------
                                                                         (AS RESTATED)
Buildings...................................................  $ 15,272     $ 15,268
Machinery and tooling.......................................    50,350       39,816
Furniture and office equipment..............................    11,366        9,760
Motor vehicles..............................................       932          827
                                                              --------     --------
  Cost......................................................    77,920       65,671
Less accumulated depreciation...............................   (48,346)     (35,680)
                                                              --------     --------
  Property, plant and equipment, net........................  $ 29,574     $ 29,991
                                                              ========     ========

     As of March 31, 2003 and 2002, buildings with net book value of approximately $605,000 and $619,000, respectively, were situated in Hong Kong and were held under leases expiring in 2047, and buildings with net book value of approximately $10,518,000 and $11,095,000, respectively, were situated in Mainland China and were held under land use rights of 50 years until 2044 and 2047.

     As of March 31, 2003 and 2002, certain machinery and tooling with net book value of approximately $2,940,000 and $3,523,000, respectively, were held under capital leases (see note 12).

(8) LAND USE RIGHTS

     Land use rights consist of the following (in $000s):

                                                               2003     2002
                                                              ------   ------
Land use rights.............................................  $1,315   $1,315
Less accumulated amortization...............................    (180)    (154)
                                                              ------   ------
Land use rights, net........................................  $1,135   $1,161
                                                              ======   ======

     A subsidiary operating in Mainland China owns factory buildings on certain state-owned land in Mainland China. The land use rights were acquired by the Group at $1,315,000 and the Group has the right to use the land for a period of 50 years until 2044 and 2047.

(9) GOODWILL

     At March 31, 2003 and 2002, the Group's goodwill related primarily to the acquisition of Hua Yang Holdings Co., Ltd and Corgi Classics Holdings Limited. Accumulated amortization related to goodwill of

                        ZINDART LIMITED AND SUBSIDIARIES

$6,305,000 arising prior to the adoption of SFAS No. 142 has been reflected in the gross carrying amount of goodwill as of March 31, 2002.

     The Group adopted SFAS No. 142, Goodwill and Other Intangible Assets, on April 1, 2002. Under SFAS 142, goodwill is required to be tested for impairment on an annual basis at the reporting unit level. Furthermore, goodwill is required to be tested on an interim basis if an event or change in circumstances indicates that the asset might be impaired. There was no indication that goodwill was impaired as of March 31, 2003 as the fair value of the reporting units (as determined using the expected present value of future cash flows) exceeded the carrying amount of the reporting unit (including goodwill).

     Amortization of goodwill was $1,976,000 and $1,974,000 for the years ended March 31, 2002 and 2001, respectively. Net income (loss), basic and diluted earnings (loss) per common share adjusted to exclude amortization of goodwill are as follows (in $000s, except per share data):

                                                             2003     2002      2001
                                                            ------   -------   ------
Reported net income (loss) (restated in 2002 and 2001)....  $2,565   $(8,245)  $   72
Add back amortization of goodwill.........................      --     1,976    1,974
                                                            ------   -------   ------
Adjusted net income (loss)................................  $2,565   $(6,269)  $2,046
                                                            ======   =======   ======
Basic earnings (loss) per common share:
As reported (restated in 2002 and 2001)...................  $ 0.29   $ (0.93)  $ 0.01
Amortization of goodwill..................................      --      0.22     0.22
                                                            ------   -------   ------
As adjusted...............................................  $ 0.29   $ (0.71)  $ 0.23
                                                            ======   =======   ======
Diluted earnings (loss) per common share:
As reported (restated in 2002 and 2001)...................  $ 0.28   $ (0.93)  $ 0.01
Amortization of goodwill..................................      --      0.22     0.22
                                                            ------   -------   ------
As adjusted...............................................  $ 0.28   $ (0.71)  $ 0.23
                                                            ======   =======   ======

(10) SHORT-TERM DEBT

     As of March 31, 2003, the Group had line-of-credit agreements with various banks that provided for borrowings of up to approximately $27,545,000, including uncommitted credit facilities, receivables purchase arrangements and amounts available for the issuance of letters of credit. Substantially all of the short-term debt outstanding as of March 31, 2003 and 2002 represent borrowings made under these lines of credit. The weighted average interest rate of the outstanding borrowing was approximately 6.5%, 8.5% and 13.5% for the years ended March 31, 2003, 2002 and 2001, respectively.

     As of March 31, 2003, the Company had outstanding notes payable to directors and shareholders of $872,000. The notes bore interest at 6% per annum, compounded monthly, which was increased to 10% per annum when the notes were not paid on maturity in March 2003. The notes are unsecured and expected to be repaid within one year from March 31, 2003.

     As of March 31, 2003 and 2002, the Company had amounts advanced by financial institution under receivables purchase arrangements of $945,000 and $1,023,000 respectively. These arrangements carried a service charge of 1% of the outstanding balances and a discounting charge at the financial institution's standard bills finance rate minus 0.25% per annum (5.25% as of March 31, 2003).

                        ZINDART LIMITED AND SUBSIDIARIES

(11) LONG-TERM DEBT

     Long-term debt consists of the following (in $000s):

                                                               2003      2002
                                                              -------   -------
Long-term bank loan, LIBOR interest plus 2.0% payable
  quarterly with principal, due September 14, 2003, secured
  by the Company's interest in Corgi Classics Holdings
  Limited and Corgi Classics Limited........................  $ 2,500   $ 7,000
Long-term bank loan, LIBOR interest plus 1.5% payable
  quarterly with principal, due March 31, 2005 secured by
  the assets of Corgi Classics Limited......................    3,790     5,187
                                                              -------   -------
Total long-term debt........................................    6,290    12,187
Less current installments...................................   (4,395)   (6,229)
Less amounts reclassified as current as a result of
  non-compliance with certain financial covenants...........       --    (5,958)
                                                              -------   -------
Long-term debt, excluding current installments..............  $ 1,895   $    --
                                                              =======   =======

     The debt agreements contain restrictions on financial covenants. The financial covenants include, among others, the maintenance of specific tangible net assets, ratio of net borrowings to tangible net assets, ratio of current assets to current liabilities, interest cover, earnings before interest and tax ("EBIT"), debt service ratio, ratio of net cash flow to borrowings costs, ratio of EBIT to borrowing costs and amount of capital expenditure. The Group was in violation of certain of the financial covenants as of March 31, 2002 and at certain points of time during the year ended March 31, 2003 and at March 31, 2003. In the case of the loan where covenants were breached at March 31, 2003, the loan has been fully repaid since March 31, 2003 and the breach of financial covenants has had no material adverse impact on the Group. As at March 31, 2003, the Group complied with all the financial covenants of the other loan, which is due for repayment in quarterly installments in the period to March 31, 2005.

(12) LEASES

     The Group is obligated under capital leases covering certain machinery and tooling that expire at various dates during the next 5 years. At March 31, 2003 and 2002, the gross amount of machinery and tooling and related accumulated depreciation recorded under capital leases are as follows (in $000s):

                                                               2003     2002
                                                              ------   -------
Machinery and tooling.......................................  $3,652   $10,907
Less accumulated depreciation...............................    (712)   (7,384)
                                                              ------   -------
Machinery and tooling, net..................................  $2,940   $ 3,523
                                                              ======   =======

     Amortization of assets held under capital leases is included with depreciation expense.

                        ZINDART LIMITED AND SUBSIDIARIES

     Future minimum capital lease payments as of March 31, 2003 are as follows (in $000s):

Year ending March 31:
  2004......................................................   $  807
  2005......................................................      659
  2006......................................................      552
  2007......................................................      456
  2008......................................................      135
                                                               ------
     Total minimum capital lease payments...................    2,609
Less amount representing interest (at rates ranging from
  4.0% to 5.3%).............................................     (215)
                                                               ------
  Present value of net minimum capital lease payments.......    2,394
Less current installments of obligations under capital
  leases....................................................     (701)
                                                               ------
  Obligations under capital leases, excluding current
     installments...........................................   $1,693
                                                               ======

(13) CONVERTIBLE NOTE

     During the year ended March 31, 2000, in connection with the acquisition of Corgi Classics Limited, the Group issued a convertible note of approximately $4,761,000 (equivalent of Pound Sterling 3,000,000), which was exchangeable for the common stock of the Group. The convertible note was unsecured, bore interest at 7% per annum and matured at various dates within a 3-year period to July 2002. The conversion right was exercisable upon the maturity dates, at a price equal to 80% of the average market price of the common stock over a 10-day period prior to the exercise, and subject to the condition that the average market price exceeds $12 per share. No conversion right under the convertible note was exercised during the years ended March 31, 2003 and 2002. The convertible note was retired pursuant to its terms during the year ended March 31, 2003.

(14) ACCRUED EXPENSES

     Accrued expenses consist of the following (in $000s):

                                                               2003         2002
                                                              -------   -------------
                                                                        (AS RESTATED)
Accruals for operating expenses
  -- Wages, salaries and bonus..............................  $ 2,002      $1,166
  -- Management bonus.......................................      132         114
  -- Rental expenses........................................      304         130
  -- Freight charges and packaging fees.....................      683         374
  -- Utility charges........................................       56          92
  -- Others.................................................    2,832       1,970
Commission..................................................       66         141
Royalty.....................................................      673         220
Raw materials purchases.....................................    5,318       4,115
Factory consumables.........................................       81          51
Subcontracting charges......................................      274         238
Others......................................................    1,624         785
                                                              -------      ------
                                                              $14,045      $9,396
                                                              =======      ======

                        ZINDART LIMITED AND SUBSIDIARIES

(15) INCOME TAXES

     Income (loss) before income taxes and minority interest is attributable to the following geographical locations for the years ended March 31, 2001, 2002 and 2003 (in $000s):

                                                       2003        2002            2001
                                                      ------   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
Hong Kong...........................................  $   68      $(3,686)        $1,975
Foreign.............................................   3,116       (4,243)          (812)
                                                      ------      -------         ------
                                                      $3,184      $(7,929)        $1,163
                                                      ======      =======         ======

     The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company and the Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16% for the year ended 31 March 2003. The United Kingdom subsidiaries are subject to United Kingdom profits tax at a rate of 30%. The British Virgin Islands subsidiaries are incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. The Cayman Islands subsidiary is incorporated under the Companies Law of the Cayman Islands as a limited liability exempted company and, accordingly, is exempted from payment of the Cayman Islands income taxes until 2014. The Bermuda subsidiary is incorporated under the Companies Act 1981 of Bermuda and, accordingly, is exempted from payment of the Bermuda income taxes until 2016. The joint venture established in the open coastal area of Mainland China is subject to Mainland Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax), while the joint venture established in a special economic zone in Mainland China is subject to Mainland Chinese income taxes at a rate of 15%. However, these joint venture enterprises are exempted from state income tax and local income tax for two years starting from the first year of profitable operations after offsetting prior years' losses, followed by a 50% reduction in state income tax for the next three years. The tax exemption period of Dongguan Xinda Giftware Company Limited expired on December 31, 2000 and it has been subject to Mainland Chinese state income tax at the rate of 12% for the three months ended March 31, 2001 and for the years ended March 31, 2002 and 2003. The tax exemption period of Shenzhen Huaxuan Printing Product Company Limited expired on December 31, 1997 and it was subject to Mainland Chinese state income tax at the rate of 7.5% for the year ended March 31, 2000 and for the nine months ended December 31, 2000. Starting from January 1, 2001, it has been subject to Mainland Chinese state income tax at the rate of 15%.

     If the tax holiday for the joint ventures established in Mainland China did not exist, the Group's income tax provisions would have been increased by approximately $98,000, $74,000 and $212,000 for the years ended March 31, 2003, 2002 and 2001, respectively. Basic earnings (loss) per common share would have been approximately $0.28, $(0.94) and $(0.01) for the years ended March 31, 2003, 2002 and 2001, respectively. Diluted earnings (loss) per common share would have been approximately $0.27, $(0.94) and $(0.01) for the years ended March 31, 2003, 2002 and 2001, respectively.

                        ZINDART LIMITED AND SUBSIDIARIES

     Income tax expenses consists of the following (in $000s):

                                                      2003         2002            2001
                                                     -------   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
Current taxes
  -- Hong Kong profits tax.........................  $    51       $ 644           $ 719
  -- United Kingdom profits tax....................    1,597          --              --
  -- Mainland Chinese income taxes.................      272          55             101
                                                     -------       -----           -----
                                                       1,920         699             820
                                                     -------       -----           -----
Deferred taxes
  -- Hong Kong profits tax.........................      (31)       (593)           (173)
  -- United Kingdom profits tax....................   (1,461)         --             150
                                                     -------       -----           -----
                                                      (1,492)       (593)            (23)
                                                     -------       -----           -----
                                                     $   428       $ 106           $ 797
                                                     =======       =====           =====

     The reconciliation of the Hong Kong statutory profits tax rate to the effective income tax rate based on income (loss) before income taxes and minority interests stated in the consolidated statements of operations is as follows:

                                                        2003       2002            2001
                                                        ----   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
Hong Kong statutory profits tax rate..................   16%        (16)%            16%
Effect of difference in income tax rates outside Hong
  Kong................................................    1%         (9)%           (45)%
Non-taxable income arising from activities which
  qualified as offshore...............................   (5)%         0%             (8)%
Exchange gain/(loss) arising from re-translation of
  certain balances to local currency in respect of an
  overseas subsidiary for tax purpose.................   38%          4%           (117)%
Additional tax in connection with tax re-assessment
  for prior periods...................................    0%          9%              0%
Change in valuation allowance.........................  (42)%         9%            172%
Non-deductible/non-taxable items
  -- amortization of goodwill.........................    0%          6%             43%
  -- interest expense.................................    1%          0%              8%
  -- interest income..................................   (1)%        (1)%            (7)%
  -- amortization of loan arrangement fees............    1%          0%              9%
  -- realized loss on available-for-sale
     investments......................................    2%          0%              0%
  -- other............................................    2%         (3)%            (3)%
                                                        ---         ---            ----
Effective income tax rate.............................   13%         (1)%            68%
                                                        ===         ===            ====

                        ZINDART LIMITED AND SUBSIDIARIES

     Income taxes payable consists of the following ($000s):

                                                               2003        2002
                                                              ------   -------------
                                                                       (AS RESTATED)
Hong Kong profits tax.......................................  $  690      $1,075
United Kingdom profits tax..................................   1,530          --
Mainland Chinese income taxes...............................     196          --
                                                              ------      ------
                                                              $2,416      $1,075
                                                              ======      ======

     The tax effects of the Group's temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in $000s):

                                                               2003         2002
                                                              -------   -------------
                                                                        (AS RESTATED)
Deferred tax assets:
  Net operating loss carryfowards...........................  $ 1,681      $ 1,965
  Property, plant and equipment.............................      729          473
  Accrued expenses..........................................      438          438
  Others....................................................      294          190
                                                              -------      -------
  Gross deferred tax assets.................................    3,142        3,066
  Less valuation allowance..................................   (1,533)      (2,879)
                                                              -------      -------
     Net deferred tax assets................................  $ 1,609          187
                                                              =======      =======
Deferred tax liabilities:
  Property, plant and equipment.............................  $  (666)        (736)
                                                              =======      =======
Net deferred tax assets (liabilities).......................  $   943         (549)
                                                              =======      =======
Classification of net deferred tax assets:
  Current deferred tax assets...............................  $   368           62
  Long term deferred tax assets (liabilities)...............      575         (611)
                                                              -------      -------
                                                              $   943         (549)
                                                              =======      =======

     At March 31, 2003, the Group has net operating loss carryforwards of $4,877,000. Of this amount, $3,952,000 expires from 2021 through 2023 and $925,000 can be carried forward indefinitely.

     The Group recorded valuation allowance against its deferred tax assets. In determining the allowance, management considers all available evidence for certain tax credit, net operating loss and capital loss carryforwards. The evidence used in assessing the need for valuation allowance includes the use of business planning, projections of future taxable income and corporate-wide tax planning. Differences in actual results from projections used in determining the valuation allowance could result in future adjustments to the allowance. Based on management's assessment of the need for a valuation allowance as at the balance sheet dates, the Group views the recoverability of the deferred tax assets as not more likely than not. The valuation allowance decreased from 2002 to 2003 by $1,346,000 and increased from 2001 to 2002 by $693,000. Of the decrease from 2002 to 2003, $1,101,000 relates to a change in judgment about the realizability of the associated deferred tax assets in future years.

                        ZINDART LIMITED AND SUBSIDIARIES

(16) COMMON STOCK

     As of April 1, 2000 (the earliest date covered by these financial statements), the Company had 15,000,000 shares of common stock, par value HK$0.50 each, authorized, 8,167,458 shares of common stock outstanding and 666,667 shares of common stock reserved and to be issued.

     In November 2000, the Company issued 666,667 shares of common stock, par value HK$0.50 each, which had been reserved for issue to the former shareholders of Hua Yang Holdings Company Limited ("HYHCL"), in connection with the Company's acquisition of HYHCL in February 1998.

(17) STOCK OPTION PLAN

     In 1997, the Group adopted an equity incentive plan (the "Plan") pursuant to which the Group's board of directors may grant stock options to directors, officers and key employees. The Plan authorizes grants of options to purchase up to 2,200,000 shares of authorized but unissued common stock. Stock options can be granted with an exercise price at not less than the stock's fair market value at the date of grant. All stock options have 10-year terms, and generally vest and become fully exercisable over a 4-year period subsequent to the date of grant.

     The Group has made option grants to three individuals outside of the Plan. Except as otherwise set forth in the option agreement entered into with each individual, the options are governed by the terms of the Plan.

     At March 31, 2003, there were 849,395 additional shares available for grant under the Plan. The per share weighted average fair value of stock options granted during 2003, 2002 and 2001 was $0.53, $1.49 and $0.16 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: 2003 -- expected dividend yield 0.0%, risk-free interest rate of 3.78%, and an expected life of 5 years, expected stock price volatility of 37.98%; 2002 -- expected dividend yield 0.0%, risk-free interest rate of 5.38%, and an expected life of 5 years, expected stock price volatility of 122.86%; 2001 -- expected dividend yield 0.0%, risk-free interest rate of 5.44%, and an expected life of 5 years, expected stock price volatility of 107.80%. Stock option activity during the periods indicated is as follows:

                                                                           WEIGHTED
                                                                           AVERAGE
                                                                NUMBER     EXERCISE
                                                              OF OPTIONS    PRICE
                                                              ----------   --------
Balance at April 1, 2000....................................    826,000     $6.78
  Granted...................................................    900,000      2.08
  Forfeited/Cancelled.......................................   (189,750)     6.80
                                                              ---------     -----
Balance at March 31, 2001...................................  1,536,250      4.02
  Granted (as restated).....................................    200,000      1.75
  Forfeited.................................................   (113,000)     4.80
                                                              ---------     -----
Balance at March 31, 2002...................................  1,623,250      3.69
  Granted...................................................    639,855      1.95
  Forfeited.................................................   (507,500)     5.68
                                                              ---------     -----
Balance at March 31, 2003...................................  1,755,605     $2.48
                                                              =========     =====

                        ZINDART LIMITED AND SUBSIDIARIES

                                                            AT MARCH 31, 2003
                                             -----------------------------------------------
                                                  OUTSTANDING              EXERCISABLE
                                             ----------------------   ----------------------
                                                          WEIGHTED                 WEIGHTED
                                                           AVERAGE                  AVERAGE
                                             NUMBER OF    UNEXPIRED   NUMBER OF    UNEXPIRED
EXERCISE PRICE                                OPTIONS       LIFE       OPTIONS       LIFE
--------------                               ----------   ---------   ----------   ---------
1.51.......................................    100,000      9.50         70,003      9.50
1.54.......................................     97,405      9.44         97,405      9.44
1.5625.....................................    252,500      7.79        135,000      7.79
1.7........................................    100,000      8.59         33,334      8.59
1.8........................................    100,000      8.72         25,000      8.72
1.82.......................................    330,000      9.01        260,004      9.01
2.5........................................    500,000      5.91        426,111      5.62
3.03.......................................     82,450      9.82         82,450      9.82
3.2........................................     30,000      9.93             --      0.00
6.75.......................................    100,500      5.00        100,500      5.00
6.875......................................     62,750      6.82         59,250      6.82
                                             ---------      ----      ---------      ----
                                             1,755,605      7.71      1,289,057      7.44
                                             =========      ====      =========      ====

     At March 31, 2003, 2002 and 2001, the number of options exercisable was 1,289,057, 942,444 and 680,709, respectively, and the weighted average exercise price of those options was $2.67, $4.91 and $6.01, respectively.

                        ZINDART LIMITED AND SUBSIDIARIES

(18) RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES

     The reconciliation of net income (loss) to net cash provided by operating activities for the years ended March 31, 2003, 2002 and 2001 is as follows (in $000s).

                                                     2003         2002            2001
                                                    -------   -------------   -------------
                                                              (AS RESTATED)   (AS RESTATED)
Net income (loss).................................  $ 2,565      $(8,245)        $    72
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Minority interests..............................      191          210             294
  Amortization of goodwill........................       --        1,976           1,974
  Depreciation....................................    7,542        7,326           7,045
  Loss on disposal of property, plant and
     equipment....................................      229           14               3
  Amortization of land use right..................       26           27              27
  Amortization of loan arrangement fees...........      184          177             637
  Loss on impairment of available-for-sale
     investments..................................      420          130              40
  Deferred taxes..................................   (1,492)        (593)            (23)
  (Increase) decrease in trade accounts
     receivable...................................     (199)       3,145          (1,879)
  Decrease in bills receivable....................       --           --             140
  (Increase) decrease in inventories..............   (2,548)       2,325             599
  Increase in prepaid expenses and other current
     assets.......................................     (212)        (227)         (1,329)
  Decrease in loan receivable.....................      417          480              --
  (Decrease) increase in trade accounts payable...   (2,184)       2,816              63
  Increase (decrease) in receipts in advance......      409         (818)            181
  Increase (decrease) in accrued expenses.........    4,706       (1,611)          1,361
  Increase (decrease) in income taxes payable.....    1,341         (419)           (635)
                                                    -------      -------         -------
     Net cash provided by operating activities....  $11,395      $ 6,713         $ 8,570
                                                    =======      =======         =======

     The Group paid $1,698,000, $2,598,000 and $4,464,000 for interest (net of amounts capitalized) and $419,000, $1,281,000 and $1,451,000 for income taxes in 2003, 2002 and 2001, respectively.

(19) NONCASH FINANCING AND INVESTING ACTIVITIES

     Capital lease obligations of $2,785,000 and $206,000 were incurred in 2003 and 2002, respectively, when the Group entered into leases for new machinery and tooling.

(20) DERIVATIVE INSTRUMENTS

     The Group has entered into certain foreign currency forward contracts in order to settle trade payables denominated in foreign currencies. As of March 31, 2003 and 2002, the Group had outstanding foreign currency forward contracts to sell approximately GBP2,390,982 for HK$30,000,000 and GBP2,318,000 for HK$25,000,000, respectively. These contracts matured in April, May and June of the subsequent years. For the years ended March 31, 2003 and 2002, total net unrealized gain on these outstanding foreign currency forward contracts amounted to approximately $83,000 and $20,000, respectively, based on the fair value of these contracts, which has been included in the consolidated statements of operations as hedge accounting criteria is not met.

                        ZINDART LIMITED AND SUBSIDIARIES

(21) COMMITMENTS

  OPERATING LEASES

     The Group also has several noncancelable operating leases, primarily for office, factory premises and staff quarters, that expire over the next 6 years. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) for the years ended March 31, 2003, 2002 and 2001 was approximately $1,398,000, $1,322,000 and $1,333,000, respectively. As of March 31, 2003, future minimum payments under agreements classified as operating leases with non-cancelable terms are as follows (in $000s):

Year ending March 31:
  2004......................................................  $  712
  2005......................................................     643
  2006......................................................     166
  2007......................................................     150
  2008......................................................     148
  Thereafter................................................   1,026
                                                              ------
                                                              $2,845
                                                              ======

  CONTRACTUAL JOINT VENTURES

     Under the supplementary joint venture agreement for the establishment of Dongguan Xinda Giftware Company Limited and the joint venture agreement for the establishment of Shenzhen Huaxuan Printing Product Company Limited, the Group has committed to pay pre-determined annual fees to the third-party joint venture partners for the period from November 1994 to October 2010. Pre-determined annual fees paid to joint venture partners, which have been charged to expense, amounted to approximately $494,000, $472,000 and $450,000 for the years ended March 31, 2003, 2002 and 2001, respectively. As of March 31, 2003, future fees payable under these agreements are as follows (in $000s):

Year ending March 31:
  2004......................................................  $  517
  2005......................................................     542
  2006......................................................     567
  2007......................................................     593
  2008......................................................     621
  Thereafter................................................   1,652
                                                              ------
                                                              $4,492
                                                              ======

  LITIGATION

     The Company is subject to pending claims and litigation. A lawsuit was filed by Alcone Marketing Group, Inc. ("Alcone") against the Company for breach of written contract, breach of express warranty, breach of implied warranty, contractual indemnification, implied indemnification, negligent interference with contractual and economic relations and declaratory relief. Alcone is the marketing agent for large consumer goods companies, such as Burger King. In a series of promotions for Burger King, the Company substantially performed under the purchase orders but executed a contract proffered by Alcone after substantial

                        ZINDART LIMITED AND SUBSIDIARIES
performance anyway, after excising several provisions. Several offensive provisions, including a comprehensive indemnity and consent to jurisdiction in the U.S. were not excised before executing and sending the contract to Alcone and if found to be binding upon the Company, would expose the Company to substantial damages.

     Several of the manufactured items were recalled by Burger King. Alcone claimed damages under the indemnity provisions of the agreement and an informal, but written settlement of approximately $660,000 was reached in September 2001. An accrual was established for the amount management estimated would be payable in respect of this case. The Company partially performed by a $325,000 payment and was due to make a second and final payment at the end of 2001, which it failed to make because of cash constraints. The amounts paid were charged against the accrual. The parties have exchanged settlement proposals, but agreement has not been reached. As of the reporting date, no judgment had been handed out in the Alcone case and management believes that there will be no material adverse financial effect on the Company's financial position as a result of this matter.

(22) RETIREMENT PLANS

     During the period from April 1, 2000 to November 30, 2000, the Group's employees in Hong Kong and the United Kingdom, after completing a probation period, were entitled to join the Group's defined contribution provident funds managed by independent trustees in Hong Kong and the United Kingdom. The Group makes monthly contribution to the schemes ranging from 5.0% to 11.0% of the employees' basic salaries, and the employees make monthly contributions ranging from 2.5% to 5.0% of their basic salaries. The employees are entitled to receive their entire contribution together with accrued interest thereon at any time upon leaving the Group, and 100% of the employer's contribution and the accrued interest thereon upon retirement or at a reduced scale of 30% to 100% of the employer's contribution and the accrued interest thereon upon leaving the Group depending on the number of years of service. Any forfeited contributions made by the Group and the accrued interest thereon are used to reduce future employer's contributions. Starting from December 1, 2000, the Group has arranged for its employees in Hong Kong to participate in the Mandatory Provident Fund Scheme ("MPF Scheme"), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, the Group makes monthly contributions to the scheme at 5% of the employees' basic salaries subject to a maximum contribution of $128 (equivalent of HK$ 1,000) per month. The Group has no other post-retirement or post-employment benefit plans.

     Dongguan Xinda Giftware Company Limited contributes to a state-sponsored retirement plan with amounts stipulated by local government of Mainland China and has no further obligations for the actual pension payments or post-retirement benefits. The state-sponsored retirement plan is responsible for the entire pension obligations payable to retired employees. Shenzhen Huaxuan Printing Product Company Limited hires employees on a contractual basis and consequently has no obligation for pension liabilities to its employees.

     The aggregate amount of the Group's employer contributions (net of forfeited contributions) to the retirement plans for the years ended March 31, 2003, 2002 and 2001 was approximately $439,000, $328,000 and $381,000, respectively.

(23) SEGMENT INFORMATION

     The Group operates in three business segments: (i) manufacturing of die-cast and injection-molded plastic products under OEM arrangements, (ii) manufacturing of paper products under OEM arrangements, and (iii) design, marketing and distribution of die-cast products under its proprietary brand names owned by Corgi Classics Limited. All figures are presented in $000s.

                        ZINDART LIMITED AND SUBSIDIARIES

  A. NET SALES

                                                      2003         2002            2001
                                                    --------   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
Net sales consist of the following:
  Manufacturing of die-cast and injection-molded
     plastic products.............................  $ 33,902     $ 49,316        $ 59,627
  Manufacturing of paper products.................    37,491       29,239          33,839
  Design, marketing and distribution of die-cast
     products under proprietary brand names.......    49,455       43,165          41,539
                                                    --------     --------        --------
                                                    $120,848     $121,720        $135,005
                                                    ========     ========        ========

                                                      2003         2002            2001
                                                    --------   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
Geographical analysis of net sales is as follows:
  Manufacturing of die-cast and injection-molded
     plastic products
     U.S.A........................................  $ 33,586     $ 47,157        $ 57,051
     Europe.......................................        69        1,958           2,223
     Others.......................................       247          201             353
                                                    --------     --------        --------
                                                      33,902       49,316          59,627
                                                    --------     --------        --------
  Manufacturing of paper products
     U.S.A........................................    12,831        6,160           9,344
     Hong Kong....................................    13,204       12,937          14,946
     Europe.......................................    11,174        9,850           9,252
     Others.......................................       282          292             297
                                                    --------     --------        --------
                                                      37,491       29,239          33,839
                                                    --------     --------        --------
  Design, marketing and distribution of die-cast
     products under proprietary brand names
     United Kingdom...............................    37,140       35,153          33,467
     Other European countries.....................     3,982        3,702           2,939
     U.S.A........................................     7,143        4,203           2,913
     Others.......................................     1,190          107           2,220
                                                    --------     --------        --------
                                                      49,455       43,165          41,539
                                                    --------     --------        --------
                                                    $120,848     $121,720        $135,005
                                                    ========     ========        ========

                        ZINDART LIMITED AND SUBSIDIARIES

  B. OPERATING INCOME (LOSS)

                                                       2003        2002            2001
                                                      ------   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
Manufacturing of die-cast and injection-molded
  plastic products..................................  $ (636)     $(4,128)        $1,395
Manufacturing of paper products.....................   2,142          310          3,235
Design, marketing and distribution of die-cast
  products under proprietary brand names............   3,851       (1,864)           389
                                                      ------      -------         ------
                                                      $5,357      $(5,682)        $5,019
                                                      ======      =======         ======

  C. IDENTIFIABLE ASSETS, CAPITAL EXPENDITURES, DEPRECIATION AND AMORTIZATION

                                                      2003         2002            2001
                                                    --------   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
Identifiable assets
  Manufacturing of die-cast and injection-molded
     plastic products.............................  $ 39,481     $ 41,151        $ 53,221
  Manufacturing of paper products.................    23,144       17,953          20,001
  Design, marketing and distribution of die-cast
     products under proprietary brand names.......    63,196       64,922          66,432
                                                    --------     --------        --------
                                                    $125,821     $124,026        $139,654
                                                    ========     ========        ========
Capital expenditures
  Manufacturing of die-cast and injection-molded
     plastic products.............................  $    382     $    656        $    394
  Manufacturing of paper products.................     3,181          261             381
  Design, marketing and distribution of die-cast
     products under proprietary brand names.......     3,192        4,181           4,561
                                                    --------     --------        --------
                                                    $  6,755     $  5,098        $  5,336
                                                    ========     ========        ========
Depreciation and amortization
  Manufacturing of die-cast and injection-molded
     plastic products.............................  $  2,212     $  3,530        $  4,590
  Manufacturing of paper products.................     1,312        1,250           1,273
  Design, marketing and distribution of die-cast
     products under proprietary brand names.......     4,228        4,726           3,820
                                                    --------     --------        --------
                                                    $  7,752     $  9,506        $  9,683
                                                    ========     ========        ========

                        ZINDART LIMITED AND SUBSIDIARIES

  D. LONG-LIVED ASSETS*

                                                      2003         2002            2001
                                                     -------   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
Geographic analysis of long-lived assets is as
  follows:
  Hong Kong and Mainland China.....................  $30,512      $30,985         $34,709
  United Kingdom...................................   45,431       45,401          45,935
                                                     -------      -------         -------
                                                     $75,943      $76,386         $80,644
                                                     =======      =======         =======

---------------

* Long-lived assets represent property, plant and equipment, land use rights, and goodwill.

  E. MAJOR CUSTOMERS

                                                        2003       2002            2001
                                                        ----   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
Details of individual customers accounting for more
  than 5% of the Group's sales are as follows:
  Hallmark Cards, Inc.................................  7.9%        8.7%            9.7%
  Mattel(R) Toys......................................  8.8%       16.1%           18.2%
  Creata Promotion (Asia) Limited.....................  5.2%         --              --
  Premium Marketing Services Limited..................   --          --             7.0%
                                                        ===        ====            ====

(24) PLEDGE OF ASSETS

     At March 31, 2003, the Group's loan agreements and general banking facilities including overdraft and trade facilities were collateralized by fixed and floating charges over Corgi's whole property and assets, including the whole property and assets of Corgi Classics, Inc., Lledo Collectibles Ltd and Icon Collectibles Ltd, as well as the Group's interest in Corgi Classics Holdings Limited and Corgi Classics Limited.

(25) VALUATION AND QUALIFYING ACCOUNTS

                                            BALANCE AT                                BALANCE AT
                                            BEGINNING     CHARGED TO   UTILIZATION/     END OF
                                             OF YEAR       EXPENSE      WRITE-OFFS       YEAR
                                           ------------   ----------   ------------   ----------
2003:
  Allowance for doubtful accounts........     $4,822        $  765        $(155)        $5,432
  Provision for inventory obsolescence...      1,095           201         (408)           888
  Valuation allowance for loan
     receivable..........................        230            --           --            230
                                              ------        ------        -----         ------
                                              $6,147        $  966        $(563)        $6,550
                                              ======        ======        =====         ======
2002:
  Allowance for doubtful accounts........     $4,803        $  776        $(757)        $4,822
  Provision for inventory obsolescence
     (as restated).......................        482           779         (166)         1,095
  Valuation allowance for loan
     receivable..........................         --           230           --            230
                                              ------        ------        -----         ------
                                              $5,285        $1,785        $(923)        $6,147
                                              ======        ======        =====         ======

                        ZINDART LIMITED AND SUBSIDIARIES

                                            BALANCE AT                                BALANCE AT
                                            BEGINNING     CHARGED TO   UTILIZATION/     END OF
                                             OF YEAR       EXPENSE      WRITE-OFFS       YEAR
                                           ------------   ----------   ------------   ----------
2001:
  Allowance for doubtful accounts........     $3,919        $1,325        $(441)        $4,803
  Provision for inventory obsolescence
     (as restated).......................        570           158         (246)           482
  Valuation allowance for loan
     receivable..........................         --            --           --             --
                                              ------        ------        -----         ------
                                              $4,489        $1,483        $(687)        $5,285
                                              ======        ======        =====         ======

(26) EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per common share as of March 31:

                                                     2003          2002            2001
                                                  ----------   -------------   -------------
                                                               (AS RESTATED)   (AS RESTATED)
Numerator for basic and diluted earnings (loss)
  per common share:
  Net income (loss).............................  $    2,565    $   (8,245)     $       72
                                                  ==========    ==========      ==========
Denominator:
  Basic weighted average number of common shares
     outstanding................................   8,834,125     8,834,125       8,834,125
  Effect of dilutive options....................     209,997            --              --
                                                  ----------    ----------      ----------
  Diluted weighted average number of shares
     outstanding................................   9,044,122     8,834,125       8,834,125
                                                  ==========    ==========      ==========
Basic earnings (loss) per common share:.........  $     0.29    $    (0.93)     $     0.01
                                                  ==========    ==========      ==========
Diluted earnings (loss) per common share:.......  $     0.28    $    (0.93)     $     0.01
                                                  ==========    ==========      ==========

     The difference between basic and diluted weighted average number of common shares for the year ended March 31, 2003 results from the assumption that stock options outstanding were exercised. Stock options and convertible note outstanding during the years ended March 31, 2002 and 2001 were not included in computing diluted earnings (loss) per common share since their effects were anti-dilutive. Stock options and convertible note in 2002 were anti-dilutive due to the net loss in 2002. Stock options in 2001 were anti-dilutive because they had an exercise price greater than the average market price during the year. Similarly, in 2001 convertible note was anti-dilutive because its interest per common share obtainable on conversion exceeded basic earnings per share.

(27) BANKING FACILITIES

     As of March 31, 2003, the Group had banking facilities of approximately $47,334,000 for bank overdrafts, bank loans, capital leases and trade financing. Unused facilities as of the same date amounted to approximately $27,478,000.

     The banking facilities included an installment loan in relation to the acquisition of Corgi Classics Limited. The Group pledges its entire interest in Corgi Classics Holdings Limited and Corgi Classics Limited as collateral for the loan. It has also agreed to comply with certain of these restrictive financial covenants. As of March 31, 2003, the Group was in violation of certain of these financial covenants, giving the banks the

                        ZINDART LIMITED AND SUBSIDIARIES
right to accelerate the due dates of their loans of approximately $2,500,000. In September 2003, the Group paid the amount then outstanding in full in accordance with the terms of the loan agreement.

     In addition, the capital lease obligations were secured by certain machinery and tooling with net book value amounted to approximately $2,940,000 (see Note 12).

(28) RELATED PARTY TRANSACTIONS

     During the year ended March 31, 2003, notes payable in the aggregate of $1,322,000 had been due to officers, directors or shareholders. These notes are interest bearing at 6%, which is automatically increased to 10% per annum, compounded monthly, in the event that the notes are not repaid on maturity date and are expected to be repaid within one year. As of March 31, 2003, $872,000 in notes payable remained outstanding to directors and shareholders. The notes are classified as short-term debt of the Group. During the years ended March 31, 2002, and 2001, no amounts were due to officers, directors or shareholders by the Company.

ITEM 19.  EXHIBITS

 1(a)       Memorandum of Association of the Company.(1)
 1(b)       Articles of Association of the Company.(3)
 2(a)(1)    Exchange Agreement by and among Zindart Limited, Hua Yang
            Holdings Co., Ltd., Hua Yang Printing Holdings Co., Limited,
            the shareholders of Hua Yang Holdings Co., Ltd. and certain beneficial owners of such shareholders, dated February 13,
            1998.(3)
 2(a)(2)    Form of Deposit Agreement by and among Zindart Limited, The
            Bank of New York and Owners and Holders of American
            Depositary Receipts, dated as of January 1997.(1)
 2(a)(3)    Amended and Restated 1997 Equity Incentive Plan.
 4(a)(1)    Sino-Foreign Co-Operation Contract, Zindart Toys (Dongguan)
            Company Limited, between Dongguan Hengli Trading General
            Company and Zindart Industrial Company Limited, dated
            September 8, 1994.(1)
 4(a)(2)    Sino-Foreign Co-Operation Contract, Zindart Toys (Dongguan)
            Company Limited, Supplemental Contract, between Dongguan
            Hengli Trading General Company and Zindart Industrial
            Company Limited, dated December 5, 1995.(1)
 4(a)(3)    Sino-Foreign Cooperation Contract by and between Shenzhen
            City Boan District Xixian Town Gushu Economic Development
            Company Limited and Hua Yang Printing Holdings Co. Limited,
            dated May 28, 1995.(3)
 4(a)(4)    Processing Agreement by and between Zindart Limited and
            Dongguan Hengli Industry Development Company, dated August
            18, 1997.(3)
 4(a)(5)    Land Use Certificate for State-Owned Land, Dongguan
            Government State-Owned (1993) No. 49.(1)
 4(a)(6)    Land Use Certificate for State-Owned Land, Dongguan
            Government State-Owned (1994) No. 664.(1)
 4(a)(7)    Land Use Certificate for State-Owned Land, Dongguan
            Government State-Owned (1994) No. 665.(1)
 4(a)(8)    Land Use Certificate for State-Owned Land, Dongguan
            Government State-Owned (1994) No. 666.(1)
 4(a)(9)    Agreement of Utilization of Factory, Warehouse and
            Dormitory, by and between Gushu Economic Development Company and Huan Printing Group Company, dated January 24, 1995.(3)
4(a)(10)    Tenancy Agreement of Dormitory by and between Gushu Economic
            Development Co. and Huaxuan Printing Company Limited, dated
            August 1997.(3)
4(a)(11)    Standard Chartered Bank, Banking Facility: Hua Yang, dated
            March 22, 2000.(4)
4(a)(12)    Standard Chartered Bank, Banking Facility: Zindart Limited
            dated March 22, 2000.(4)
4(a)(13)    Hong Kong Bank, Banking Facilities, dated April 25, 2000.(4)
4(a)(14)    Agreement by and between The Royal Bank of Scotland plc and
            Corgi Classics Limited with respect to the Term Loan of
            GBP4,000,000, dated January 24, 2001.(5)
4(a)(15)    Agreement by and between The Royal Bank of Scotland plc and
            Corgi Classics Limited with respect to the Revolving Advance
            Facility of GBP3,000,000, dated January 24, 2001.(5)
4(a)(16)    Agreement by and among ABN AMRO Bank, N.V. Hong Kong Branch,
            KBC Bank, N.V., Hong Kong Branch, Standard Chartered Bank,
            Rabo Bank, Hong Kong Branch with respect to the Term Loan of
            US$9,000,000, dated March 8, 2001.(7)
4(a)(17)    Zindart Loan and Security Agreement and Agreement, May 13,
            1999, by and among Zindart Limited (Hong Kong), Intervisual
            Books, Inc. and Fast Forward Marketing, Inc.(6)
4(a)(18)    Extension Notice, May 29, 2000, delivered pursuant to the
            Zindart Loan and Security Agreement and Agreement, May 13,
            1999, by and among Zindart Limited (Hong Kong), Intervisual
            Books, Inc. and Fast Forward Marketing, Inc.(6)

4(a)(19)    Amendment No. 1 to the Zindart Loan and Security Agreement and Agreement, April 16,
            2001, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward
            Marketing, Inc.(6)
4(a)(20)    Amendment No. 2 to the Zindart Loan and Security Agreement and Agreement, December 31
            2001, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward
            Marketing, Inc.(6)
 4(c)(1)    Employment Agreement, by and between Zindart Limited, a corporation organized under the laws of Bermuda and Peter A.J. Gardiner, dated as of October 1, 2000.(5)
 4(c)(2)    Employment Agreement, between Hua Yang Printing Holdings Co., Ltd., a wholly-owned subsidiary of Zindart Limited, and Kevin Murphy, dated November 1, 2001.(6)
 4(c)(3)    Employment Agreement, between Zindart Limited and Richard Tong, dated December 17,
            2001.(6)
 4(c)(4)    Option Agreement, between Zindart Limited and Peter A.J. Gardiner, dated as of October
            31, 2000.(8)
 4(c)(5)    Option Agreement, between Zindart Limited and Christopher Guest, dated as of January 11,
            2001.(8)
 8.1        List of subsidiaries
12.1        Section 302 Certification of Peter A. J. Gardiner
12.2        Section 302 Certification of Ken Fowler
13.1        Section 906 Certification of Peter A.J. Gardiner and Ken Fowler

---------------

(1) Incorporated by reference to the Registrant's Registration Statement on Form F-1, as amended (File No. 333-17973).

(2) Incorporated by reference to the Registrant's Registration Statement on Form S-8, filed October 13, 1998 (File No. 333-09516).

(3) Incorporated by reference to the Registrant's Registration Statement on Form F-1, as amended (File No. 333-08134).

(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K, filed June 29, 2000 (File No. 000-22161).

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed February 14, 2001 (File No. 000-22161).

(6) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed February 12, 2002.

(7) Incorporated by reference to the Registrant's Annual Report on Form 10-K, filed June 28, 2001.

(8) Incorporated by reference to the Registrant's Annual Report on Form 10-K, filed July 1, 2002.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                          ZINDART LIMITED

                                                    /s/ KEN FOWLER
                                          --------------------------------------
                                                        Ken Fowler
                                                 Chief Financial Officer
                                              (Principal Financial Officer)

Date: October 8, 2003

                                    EXHIBITS

 1(a)          Memorandum of Association of the Company.(1)
 1(b)          Articles of Association of the Company.(3)
 2(a)(1)       Exchange Agreement by and among Zindart Limited, Hua Yang
               Holdings Co., Ltd., Hua Yang Printing Holdings Co., Limited,
               the shareholders of Hua Yang Holdings Co., Ltd. and certain beneficial owners of such shareholders, dated February 13,
               1998.(3)
 2(a)(2)       Form of Deposit Agreement by and among Zindart Limited, The
               Bank of New York and Owners and Holders of American
               Depositary Receipts, dated as of January 1997.(1)
 2(a)(3)       Amended and Restated 1997 Equity Incentive Plan.
 4(a)(1)       Sino-Foreign Co-Operation Contract, Zindart Toys (Dongguan)
               Company Limited, between Dongguan Hengli Trading General
               Company and Zindart Industrial Company Limited, dated
               September 8, 1994.(1)
 4(a)(2)       Sino-Foreign Co-Operation Contract, Zindart Toys (Dongguan)
               Company Limited, Supplemental Contract, between Dongguan
               Hengli Trading General Company and Zindart Industrial
               Company Limited, dated December 5, 1995.(1)
 4(a)(3)       Sino-Foreign Cooperation Contract by and between Shenzhen
               City Boan District Xixian Town Gushu Economic Development
               Company Limited and Hua Yang Printing Holdings Co. Limited,
               dated May 28, 1995.(3)
 4(a)(4)       Processing Agreement by and between Zindart Limited and
               Dongguan Hengli Industry Development Company, dated August
               18, 1997.(3)
 4(a)(5)       Land Use Certificate for State-Owned Land, Dongguan
               Government State-Owned (1993) No. 49.(1)
 4(a)(6)       Land Use Certificate for State-Owned Land, Dongguan
               Government State-Owned (1994) No. 664.(1)
 4(a)(7)       Land Use Certificate for State-Owned Land, Dongguan
               Government State-Owned (1994) No. 665.(1)
 4(a)(8)       Land Use Certificate for State-Owned Land, Dongguan
               Government State-Owned (1994) No. 666.(1)
 4(a)(9)       Agreement of Utilization of Factory, Warehouse and
               Dormitory, by and between Gushu Economic Development Company and Huan Printing Group Company, dated January 24, 1995.(3)
 4(a)(10)      Tenancy Agreement of Dormitory by and between Gushu Economic
               Development Co. and Huaxuan Printing Company Limited, dated
               August 1997.(3)
 4(a)(11)      Standard Chartered Bank, Banking Facility: Hua Yang, dated
               March 22, 2000.(4)
 4(a)(12)      Standard Chartered Bank, Banking Facility: Zindart Limited
               dated March 22, 2000.(4)
 4(a)(13)      Hong Kong Bank, Banking Facilities, dated April 25, 2000.(4)
 4(a)(14)      Agreement by and between The Royal Bank of Scotland plc and
               Corgi Classics Limited with respect to the Term Loan of
               GBP4,000,000, dated January 24, 2001.(5)
 4(a)(15)      Agreement by and between The Royal Bank of Scotland plc and
               Corgi Classics Limited with respect to the Revolving Advance
               Facility of GBP3,000,000, dated January 24, 2001.(5)
 4(a)(16)      Agreement by and among ABN AMRO Bank, N.V. Hong Kong Branch,
               KBC Bank, N.V., Hong Kong Branch, Standard Chartered Bank,
               Rabo Bank, Hong Kong Branch with respect to the Term Loan of
               US$9,000,000, dated March 8, 2001.(7)
 4(a)(17)      Zindart Loan and Security Agreement and Agreement, May 13,
               1999, by and among Zindart Limited (Hong Kong), Intervisual
               Books, Inc. and Fast Forward Marketing, Inc.(6)
 4(a)(18)      Extension Notice, May 29, 2000, delivered pursuant to the
               Zindart Loan and Security Agreement and Agreement, May 13,
               1999, by and among Zindart Limited (Hong Kong), Intervisual
               Books, Inc. and Fast Forward Marketing, Inc.(6)
 4(a)(19)      Amendment No. 1 to the Zindart Loan and Security Agreement
               and Agreement, April 16, 2001, by and among Zindart Limited
               (Hong Kong), Intervisual Books, Inc. and Fast Forward
               Marketing, Inc.(6)

4(a)(20)       Amendment No. 2 to the Zindart Loan and Security Agreement and Agreement, December 31
               2001, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward
               Marketing, Inc.(6)
 4(c)(1)       Employment Agreement, by and between Zindart Limited, a corporation organized under the laws of Bermuda and Peter A.J. Gardiner, dated as of October 1, 2000.(5)
 4(c)(2)       Employment Agreement, between Hua Yang Printing Holdings Co., Ltd., a wholly-owned subsidiary of Zindart Limited, and Kevin Murphy, dated November 1, 2001.(6)
 4(c)(3)       Employment Agreement, between Zindart Limited and Richard Tong, dated December 17,
               2001.(6)
 4(c)(4)       Option Agreement, between Zindart Limited and Peter A.J. Gardiner, dated as of October
               31, 2000.(8)
 4(c)(5)       Option Agreement, between Zindart Limited and Christopher Guest, dated as of January 11,
               2001.(8)
 8.1           List of subsidiaries
12.1           Section 302 Certification of Peter A. J. Gardiner
12.2           Section 302 Certification of Ken Fowler
13.1           Section 906 Certification of Peter A.J. Gardiner and Ken Fowler

---------------

(1) Incorporated by reference to the Registrant's Registration Statement on Form F-1, as amended (File No. 333-17973).

(2) Incorporated by reference to the Registrant's Registration Statement on Form S-8, filed October 13, 1998 (File No. 333-09516).

(3) Incorporated by reference to the Registrant's Registration Statement on Form F-1, as amended (File No. 333-08134).

(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K, filed June 29, 2000 (File No. 000-22161).

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed February 14, 2001 (File No. 000-22161).

(6) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed February 12, 2002.

(7) Incorporated by reference to the Registrant's Annual Report on Form 10-K, filed June 28, 2001.

(8) Incorporated by reference to the Registrant's Annual Report on Form 10-K, filed July 1, 2002.