Form 20-F
period 2004-03-31
ZINDART LTD
filed 2004-08-25
CIK 1028637

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended March 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Not Applicable

(Title of Class)

      The number of the issuer’s ordinary shares outstanding at July 16, 2004 was 9,455,298, of which 9,455,297 were represented by American Depositary Shares.

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☑     Yes     ☐     No

      Indicate by check mark which financial statement item the registrant has elected to follow.

☐     Item 17     ☑     Item 18

ZINDART LIMITED

INDEX TO ANNUAL REPORT ON FORM 20-F

FOR THE FISCAL YEAR ENDED MARCH 31, 2004

DEFINITIONS

      Unless the context otherwise requires, references in this annual report on Form 20-F (the “Annual Report”) to the “Company” refers to Zindart Limited and the term “Group” refers to Zindart Limited and its subsidiaries (including Hua Yang and Corgi). The term “Zindart Manufacturing” refers to Zindart Limited and its subsidiaries (excluding Hua Yang and Corgi). The term “Hua Yang” refers to Hua Yang Holdings Co., Limited (“HYHCL”), its main operating subsidiary, Hua Yang Printing Holdings Co., Limited (“HYPHCL”), and its other subsidiaries. The Company completed the sale of Hua Yang in May 2004; certain references to the “Group” that are relevant to time periods after such sale exclude Hua Yang. The term “Corgi” refers to Corgi Classics Holdings Limited (“Corgi Holdings”), its main operating subsidiaries, Corgi Classics Limited (“Corgi UK”), Corgi Classics, Inc. (“Corgi US”), and its other subsidiaries.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) regarding events and trends which may affect the Group’s future operating results and financial position. These statements are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those anticipated. These risks, assumptions and uncertainties include, but are not limited to, dependence on certain customers, competition, access to credit facilities, market demand for our products, changes in general economic conditions, changes in governmental regulations, a decline in capital markets, changes in the political, social and economic situations of the United States (the “U.S.”), Hong Kong and the People’s Republic of China (excluding Hong Kong, the “PRC”), and other risks described in Risk Factors in Item 3 of this Annual Report. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “could,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. The forward-looking statements are based on information available to the Group on the date of this Annual Report. The Group undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements to reflect subsequent events or circumstances. Readers should carefully review the risk factors described in this Annual Report as well as in other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

NOTE REGARDING FINANCIAL PRESENTATION

      The consolidated financial statements contained in this Annual Report are those of the Group. Such financial statements and the other financial data contained in this Annual Report that were derived from the Group’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

PART 1

Item 3.	Key Information

Selected Financial Data

      The selected consolidated statements of operations data for the years ended March 31, 2004, 2003 and 2002, and selected consolidated balance sheets data at March 31, 2004 and 2003, are derived from the consolidated financial statements included in Item 18 of this Annual Report. The selected consolidated statements of operations data for the years ended March 31, 2001 and 2000, and selected consolidated balance sheets data at March 31, 2002, 2001 and 2000 were derived from the consolidated financial statements of the Group previously filed with the SEC. As discussed in our March 31, 2003 Annual Report on Form 20-F, the consolidated financial statements of the Group for the years ended March 31, 2002, 2001 and 2000 were restated to reflect the correction of misstatements in those prior financial statements.

      The selected consolidated financial data have been reclassified for discontinued operations during the year ended March 31, 2004, which are described in note 2 of the Notes to Consolidated Financial Statements in Item 18 of this annual report. The selected consolidated statements of operations data for the years ended March 31, 2003, 2002, 2001 and 2000 have been restated to reflect the reclassification. The selected consolidated financial data presented for the year ended March 31, 2000 include the operating results of Corgi from July 28, 1999, the date of the Company’s acquisition of Corgi.

      The following selected consolidated financial data should be read in conjunction with Item 5 and Item 18 of this Annual Report.

	Year Ended March 31,

	2004	2003	2002	2001	2000

	(In thousands, except share data)
Consolidated Statements of Operations Data:
Net sales	$95,819	$83,357	$92,481	$101,166	$99,305
Cost of goods sold	(65,300)	(52,413)	(64,231)	(68,296)	(64,356)

Gross profit	30,519	30,944	28,250	32,870	34,949
Selling, general, and administrative expenses	(32,531)	(27,729)	(32,266)	(29,112)	(22,841)
Amortization of goodwill	—	—	(1,376)	(1,374)	(942)

Operating (loss) income	(2,012)	3,215	(5,392)	2,384	11,166
Other (expense) income:
Interest income	39	111	240	504	545
Interest expense	(905)	(1,372)	(1,997)	(3,517)	(2,457)
Other (loss) income	(130)	(145)	42	60	215

(Loss) income before income taxes and minority interests	(3,008)	1,809	(7,107)	(569)	9,469
Income tax (expense) benefit	(121)	(145)	470	(543)	(1,698)

(Loss) income before minority interests	(3,129)	1,664	(6,637)	(1,112)	7,771
Minority interests	(298)	(191)	(210)	(294)	(307)

(Loss) income from continuing operations	(3,427)	1,473	(6,847)	(1,406)	7,464
(Loss) income from discontinued operations	(1,882)	1,092	(1,398)	1,478	1,302

Net (loss) income	$(5,309)	2,565	(8,245)	$72	$8,766

	Year Ended March 31,

	2004	2003	2002	2001	2000

	(In thousands, except share data)
(Loss) earnings per common share:
Basic:
(Loss) income from continuing operations	$(0.38)	$0.17	$(0.78)	$(0.16)	$0.85
(Loss) income from discontinued operations	(0.22)	0.12	(0.15)	0.17	0.14

Net (loss) income	$(0.60)	$0.29	$(0.93)	$0.01	$0.99

Diluted:
(Loss) income from continuing operations	$(0.38)	$0.16	$(0.78)	$(0.16)	$0.84
(Loss) income from discontinued operations	(0.22)	0.12	(0.15)	0.17	0.15

Net (loss) income	$(0.60)	$0.28	$(0.93)	$0.01	$0.99

Weighted average number of common shares outstanding:(1)
Basic	8,907,015	8,834,125	8,834,125	8,834,125	8,821,701

Diluted	8,907,015	9,044,122	8,834,125	8,834,125	8,874,209

Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,539	$1,973	$3,425	$8,622	$12,488
Assets of discontinued operations	31,712	—	—	—	—
Liabilities of discontinued operations	18,068	—	—	—	—
Working capital(2)	(3,305)	(1,022)	(8,501)	10,191	10,229
Property, plant, and equipment and land use rights, net	23,386	30,709	31,152	33,434	35,732
Total assets	131,542	125,821	124,026	139,654	146,150
Short-term debt, current installments of long-term debt and obligations under capital leases	12,480	16,639	26,586	18,560	21,046
Long-term debt and obligations under capital leases, excluding current installments	701	3,588	252	14,937	18,492
Stockholders’ equity	68,190	70,574	66,504	75,133	76,533

(1)	Stock options outstanding for the year ended March 31, 2004 were not included in computing diluted (loss) earnings per common share since their effects were anti-dilutive due to the net loss from continuing operations for the year. The difference between basic and diluted weighted average number of common shares for the year ended March 31, 2003 is due to the dilutive effect of stock options outstanding by application of the treasury stock method. Stock options and convertible note outstanding for the years ended March 31, 2002 and 2001 were not included in computing diluted (loss) earnings per common share since their effects were anti-dilutive. Stock options and convertible note for the year ended March 31, 2002 were anti-dilutive due to the net loss from continuing operations for the year. Stock options for the year ended March 31, 2001 were anti-dilutive because they had an exercise price greater than the average market price during the year. Similarly, convertible note was anti-dilutive because its interest per common share obtainable on conversion exceeded basic earnings per share. The difference between basic and diluted weighted average number of common shares for the year ended March 31, 2000 results from the assumption that stock options outstanding were exercised by application of the treasury stock method.

(2)	Working capital is equal to current assets less current liabilities. At March 31, 2002, net current liabilities included the reclassification of long-term debt of approximately $6.0 million as current liabilities as a result of the Group’s breach of certain financial covenants under its banking facilities.

RISK FACTORS

Risks Related to the Group’s Business

Dependence on Major Customers

      The Group’s success is dependent on continued sales to a small number of large customers. The Group’s most significant customers are Hallmark Cards, Inc. (“Hallmark”) and Mattel® Toys (“Mattel”). Sales to Hallmark and Mattel represented 12.9% and 10.6%, respectively, of the total net sales for the year ended March 31, 2004. The Group’s dependence on its major customers is expected to continue in the foreseeable future. The loss of any one of its major customers, particularly Hallmark or Mattel, would have a material adverse effect on the Group’s business, financial condition and results of operations. None of the Group’s major customers is obligated under a long-term purchase contract. Instead, the Group’s sales transactions with all of its customers are based on purchase orders received by the Group from time to time, which purchase orders are subject to cancellation.

Competition

      The Group faces significant competition in both of its business segments. In die-cast and injection-molded collectibles and collectible holiday ornaments manufacturing, Zindart Manufacturing competes with contract manufacturers located primarily in the PRC. In addition, Zindart Manufacturing competes with customers that have the capability to manufacture their products internally. In branded toys and collectibles, Corgi competes with numerous companies located all over the world.

      The Group does not believe that there are any significant barriers to entry into the light manufacturing business. The Group has no registered trademarks in respect of its manufacturing businesses. Accordingly, additional participants may enter the market at any time. The Group owns certain trademarks and other intellectual property rights associated with Corgi and its wholly owned subsidiary Lledo Collectibles Ltd. (“Lledo”). Key trademarks are registered in the substantive territories in which the Group operates or distributes its products. The Group’s key employees have entered into confidentiality agreements with the Group.

      In addition, certain of the Group’s customers manufacture a substantial portion of their products internally. Any determination by a principal customer to manufacture new products internally or to move manufacturing from the Group to another third party could have a material adverse effect on the Group’s business, financial condition and results of operations.

Concentration of Credit Risk; Timely Collection of Accounts Receivable

      Concentration of credit risk is primarily limited to trade accounts receivable and is subject to the financial conditions of certain major customers. The Group performs an ongoing credit evaluation of each customer’s financial condition. At March 31, 2004, the Group’s five largest trade accounts receivable accounted for approximately 48.0% of the total gross trade accounts receivable from continuing operations. The Group maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. However, no assurances can be given as to the ability of the Group to recover the trade accounts receivable on a timely basis, and the inability to do so on a timely basis or at all could have a material adverse effect on the Group’s financial condition.

Introduction of New Products by Manufacturing Customers; Market Acceptance; Economic Factors

      The Group’s long-term operating results depend in part upon the ability of the customers of Zindart Manufacturing to continue to conceive of, design and market new products and upon continuing market acceptance of its customers’ existing and future products. In the ordinary course of their businesses, the customers of Zindart Manufacturing continuously develop new products and create additions to their existing product lines. Significant delays by the customers of Zindart Manufacturing in the introduction of, or their failure to introduce or market, new products or additions to their respective product lines would impair the Group’s results of operations. Changing consumer tastes and interests, which are difficult to predict and over which the customers of Zindart Manufacturing may have little control, affect the die-cast and injection-molded collectibles and collectible holiday ornaments markets. These products have limited life cycles and may be discontinued by the customer at any time. Accordingly, there can be no assurance that existing or future products of the Group or the Group’s customers will continue to receive substantial market acceptance. In addition, because a significant portion of the products manufactured and sold by the Group are sold in the U.S., the Group’s profitability also depends on the strength of the U.S. economy, which can affect U.S. consumers’ spending habits on such items as die-cast and injection-molded collectibles and collectible holiday ornaments. Any downturn in the U.S. economy could have a material adverse effect on the Group’s business, financial condition and results of operations.

Production Facilities; Capacity Limitations

      Zindart Manufacturing’s die-cast and injection-molded collectibles and collectible holiday ornaments production facilities are located in Dongguan, PRC (the “Dongguan Facility”).

      If the Dongguan facility were to become unavailable or inoperable, as a result of a natural disaster or otherwise, Zindart Manufacturing would need to obtain alternative facilities to conduct its operations. This could result in significantly increased operating costs and significant delays in the fulfillment of customer orders. No assurance can be given that alternative facilities could be obtained at an affordable price or at all. Such increased costs or delays, or inability to obtain alternative facilities, could have a material adverse effect on the Group’s business, financial condition and results of operations.

      A disruption of operations at the Dongguan Facility due to fire, labor dispute, dispute with the local government or otherwise, would have an adverse effect on the Group’s results of operations. In such event, the Group believes that it could partially mitigate the effect of a disruption by increasing the use of subcontractors to assemble its products, but there can be no assurance that it would be able to do so.

Dependence on PRC Parties

      The Dongguan Facility is owned and operated by a contractual joint venture in which the Group has a majority interest. The other party to this contractual joint venture is an entity that is controlled by PRC governmental bodies. The Group has land use rights for such land for a remaining period of 40 years.

      The efficient and cost-effective operation of the Dongguan facility depends upon the cooperation and support of the development authorities and the joint venture partners (collectively, the “PRC Parties”). Should a dispute develop between the Group and any of the PRC Parties, there can be no assurance that the Group would be able to enforce its understanding of its agreements or interests with any of such PRC Parties, which could result in a significant loss of, or depreciation in the value of, the Group’s factory buildings and other assets. The Group’s investment in factory buildings and other assets in the PRC are significant and could not be replaced without a considerable new investment, if at all. The lack of cooperation by any of the PRC Parties could subject the Group to additional risks and costs, including the interruption or cessation of its present operations in the PRC, all of which would have a material adverse effect on the Group’s business, financial condition and results of operations.

Dependence on Raw Materials

      The Group uses zinc alloy and various plastic resins in its manufacturing operations. The Group’s financial performance is dependent, to a substantial extent, on the cost of such raw materials. The supply and demand for zinc alloy and for both plastic resins and the petrochemical intermediates from which plastic resins are produced are subject to cyclical and other market factors and may fluctuate significantly. As a result, the cost of raw materials to the Group is subject to substantial increases and decreases over which the

Group has no control except by seeking to time its purchases in order to take advantage of favorable market conditions. In the past, the Group has experienced significant increases in the price of certain raw materials, which resulted in increases in the Group’s production costs that the Group was not able to pass on fully to its customers. To the extent that future increases in the cost of raw materials cannot be passed on to customers, such increases could have a material adverse effect on the Group’s business, financial condition and results of operations. The Group has no formal written agreements with any of its suppliers. No assurance can be given that the Group will be able to obtain sufficient quantities of such raw materials to meet its needs. The Group believes that it could continue to obtain needed raw materials in the event that it experiences significant rapid growth, in light of the current availability of such raw materials on the world markets. Any lack of sufficient raw materials for its needs would have a material adverse effect on the Group’s business, financial condition and results of operations. However, to the extent the Group is unable to obtain needed raw materials in such circumstances in sufficient quantities or at affordable prices, such inability would have a material adverse effect on the Group’s business, financial condition and results of operations.

Reliance on Key Personnel

      The success of the Group is substantially dependent upon its executive management, as well as upon its ability to attract and retain qualified design, manufacturing and marketing personnel. The loss of any of the Group’s current executive management team for any reason could have a material adverse effect on the business, financial condition and results of operations of the Group. The Group is not the beneficiary of any “key person” life insurance policy on any such person.

Seasonality

      The Group normally ceases manufacturing operations for a two-week period during January or February of each year due to the Chinese New Year holiday, which is partially responsible for net sales during the fourth fiscal quarter of each year being lower than net sales during the other three fiscal quarters. Additionally, the Group ceases production for a week during October due to Chinese National Day holiday.

      The Group may also experience fluctuations in quarterly revenues and related net income due to the timing of receipt of orders from customers and the shipment of products.

Potential Product Liability

      Use of the Group’s products could result in possible claims for injury or damage. The Group is not currently, nor has it been in the past, a defendant in any product liability lawsuit. A successful claim brought against the Group by a customer or a consumer and the adverse publicity that could accompany any such claim could have a material adverse effect on the Group’s business, financial condition and results of operations. The Corgi division does carry liability insurance against possible liability claims.

Litigation

      The Company is subject to pending claims and litigation. A lawsuit was filed by Alcone Marketing Group, Inc. (“Alcone”) against the Company for breach of written contract, breach of express warranty, breach of implied warranty, contractual indemnification, implied indemnification, negligent interference with contractual and economic relations and declaratory relief. Alcone is the marketing agent for large consumer goods companies, such as Burger King. In a series of promotions for Burger King, the Company substantially performed under the purchase orders but executed a contract proffered by Alcone after substantial performance anyway, after excising several provisions. Several offensive provisions, including a comprehensive indemnity and consent to jurisdiction in the U.S. were not excised before executing and sending the contract to Alcone and if found to be binding upon the Company, would expose the Company to substantial damages.

      Several of the manufactured items were recalled by Burger King. Alcone claimed damages under the indemnity provisions of the agreement. At the reporting date, no judgment had been handed out in the Alcone case. In May 2004, the parties agreed to a final settlement of all claims for a total cash payment of $750,000. The payment was fully accrued as a current liability on the March 31, 2004 balance sheet.

Government Regulations

      U.S. customers of the Group are subject to the provisions of the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. These laws empower the Consumer Product Safety Commission (the “CPSC”) to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude products from the market that are found to be unsafe or hazardous, and can require a recall of such products under certain circumstances. Similar laws exist in some states and cities in the U.S., as well as in foreign jurisdictions. The Group relies on its customers to design products that comply with such safety standards and to test the products to ensure compliance with applicable regulatory safety standards. While the Group believes that its customers design and test the products the Group manufactures for compliance with regulatory standards, and the Group itself maintains quality assurance procedures, there can be no assurance that the Group’s products will not be found to violate applicable laws, rules and regulations, which could have a material adverse effect on the business, financial condition and results of operations of the Group. In addition, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that the Group’s products will not be marketed in the future in countries with more restrictive laws, rules and regulations, either of which could make compliance more difficult or expensive, and which could have a material adverse effect on the Group’s business, financial condition and results of operations.

Taxation

      The Hong Kong profits tax rate is 17.5% for the year of assessment 2003/04.

      The Group has two contractual joint ventures namely Dongguan Xinda Giftware Company Limited (“Dongguan Xinda”) and Shenzhen Hua Yang Printing Company Limited (“Shenzhen Hua Yang”).

      For the year ended March 31, 2004, Dongguan Xinda would be subject to state income tax at the rate of 12% from April 1, 2003 to December 31, 2003 and at the rate of 15% (12% state income tax and 3% local income tax) from January 1, 2004 to March 31, 2004, provided that it is qualified as an export oriented enterprise.

      For the year ended March 31, 2004, Shenzhen Hua Yang would be subject to state income tax at the rate of 15%.

      The Group’s effective income tax rate based on (loss) income before income taxes, minority interests and discontinued operations was 4.0% for the year ended March 31, 2004. Under interpretations relating to allocation of income under Hong Kong tax law, Zindart Manufacturing recognizes one-half of its gross profit as taxable income in Hong Kong. In the event that these interpretations change or are held invalid, the Group’s taxable income could be increased in Hong Kong. As a result, the effective income tax rate of the Group would increase, which would in turn have a material adverse effect on the Group’s business, financial condition and results of operations.

Tariffs and Quotas

      Most of the Group’s products are shipped to customers in the U.S. The U.S. may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect the Group’s ability to continue to export products to the U.S. at current or increased levels. The Group cannot predict what regulatory changes may occur, if any, or the type or extent of any financial impact on the Group that such changes may have in the future. In addition, various forms of protectionist trade legislation have been proposed in the U.S. Adverse changes in tariff structures or other trade policies could have a material adverse effect on the Group’s business, financial condition and results of operations.

Environmental Matters

      The Group’s operations involve the use of certain toxic substances, including plastic resins, oil-based paints and cleaning solvents. The Group is, and is likely to continue to be, subject to PRC national, provincial and local environmental protection laws and regulations. Such laws and regulations currently impose a uniform fee on industrial wastewater discharges and a graduated schedule of pollution fees for the discharge into the environment of waste substances in excess of applicable standards, require the payment of fines for violations of laws and regulations or decrees and provide for possible closure by the central, provincial or local government of any facility that fails to comply with orders requiring it to cease or cure certain activities deemed by such authorities to be causing environmental damage. The Group currently disposes of its waste substances in a manner it believes is consistent with similarly-situated companies operating in the PRC. Such disposal practices may not be consistent with those of companies operating in the U.S. There can be no assurance that the Group will be in compliance with applicable laws and regulations and will avoid incurring the consequences of non-compliance, or that PRC authorities will not impose additional regulatory requirements that would necessitate additional expenditures for environmental compliance. Any such occurrence could have a material adverse effect on the Group’s business, financial condition and results of operations. The Group is not aware of any claims related to environmental contamination, and has not accrued any amounts to cover such claims.

Employees

      Substantially all of the Group’s production workers are young women and men who come from various rural provinces in the PRC for the purpose of working for wages higher than are available in such rural regions. These production workers typically work for the Group for two to five years and then return to their communities. In addition, approximately 5%-10% of the production workers do not return to the Group each year after the Chinese New Year holiday, and the Group must hire replacements. If these production workers were able to earn similar wages in their home provinces or higher wages in other industries, the Group could experience labor shortages or could be required to increase salaries to meet its labor needs, either of which could have a material adverse effect on the Group’s business, financial condition and results of operations.

      The Group’s employees are not unionized, and the Group has not experienced any labor strikes. Union organizing and worker unrest are not common in the PRC; however, no assurance can be given that labor conflicts will not develop. Any labor conflicts could have a material adverse effect on the Group’s business, financial condition and results of operations.

Country Risks

      The Group conducts much of its product engineering, and all of its model-making, mold-making and manufacturing operations, in the PRC. In addition, some of the Group’s administrative, finance and accounting, marketing and Management Information System activities are located in Hong Kong. As a result, the Group’s business, financial condition and results of operations may be influenced by the general political, social and economic situation in the PRC, Hong Kong and the U.S. Accordingly, the Group may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations and changes in import/export regulations, tariffs, duties and quotas.

Risks Relating to the PRC

      The political, social and economic environment in the PRC may be adversely impact investment in the Group. The PRC is controlled by the Communist Party of the PRC. Under its current leadership, the PRC has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the PRC government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Political relations between the U.S. and the PRC have been and may continue to be adversely affected by a number of factors. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation or reform money-losing state-owned enterprises, the inadequate development or maintenance of infrastructure or the unavailability of adequate power and water supplies, transportation, raw materials and parts, or a deterioration of the general political, economic or social environment in the PRC, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations.

      Loss of PRC Facilities; Nationalization; Expropriation. If for any reason the Group were required to move its manufacturing operations outside of the PRC, the Group’s profitability, competitiveness and market position could be materially jeopardized, and there could be no assurance that the Group could continue its manufacturing operations. The Group’s business and prospects are dependent upon agreements with various entities controlled by PRC governmental instrumentalities. Not only would the Group’s operations and prospects be materially and adversely affected by the failure of such entities to honor these contracts, but it might also be difficult to enforce these contracts in the PRC. Following the formation of the PRC in 1949, the PRC government renounced various debt obligations incurred by predecessor governments, which obligations remain in default, and expropriated assets without compensation. Accordingly, an investment in the Group involves a risk of total loss. After nearly 20 years of foreign manufacturing performed in China, the Group is unaware of any nationalization or expropriation of a foreign-owned or operated enterprise.

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

      PRC Law; Evolving Regulations and Policies. The PRC’s legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system in the U.S. The PRC does not have a well-developed, consolidated body of law governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation. In addition, the legal system of the PRC relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation, discretion and modification, perhaps on a case-by-case basis. As the legal system in the PRC develops with respect to these new types of enterprises, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. In circumstances where adequate laws exist, it may not be possible to obtain timely and equitable enforcement thereof. The Group’s activities in the PRC are by law subject, in some circumstances, to administrative review and approval by various national and local agencies of the PRC government. Although the Group believes that the present level of support from local, provincial and national governmental entities enjoyed by the Group benefits the Group’s operations in connection with administrative review and the receipt of approvals, there is no assurance that such approvals, when necessary or advisable in the future, will be forthcoming. The inability to obtain such approvals could have a material adverse effect on the Group’s business, financial condition and results of operations.

Risks Relating to Hong Kong

      The Group’s business, financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom (the “U.K.”) to the PRC, and Hong Kong became a Special Administrative Region (“SAR”) of the PRC. As provided in the Sino-British Joint Declaration on the Question of Hong Kong and the Basic Law of the Hong Kong SAR of the PRC (the “Basic Law”), the Hong Kong SAR is to have a high degree of autonomy from PRC except in foreign affairs and defense. Under the Basic Law, the Hong Kong SAR has its own legislature, legal and judicial system and economic autonomy for 50 years. Based on current political conditions and the Group’s understanding of the Basic Law, the Group does not believe that the transfer of sovereignty of Hong Kong has had or will have a material adverse effect on the Group’s business, financial condition or results of operations. There can be no assurance, however, that changes in political, legal or other conditions will not result in such an adverse effect.

Foreign Currency Exchange Rate Risk

      The Group is exposed to risk from changing foreign currency exchange rates. The Group’s sales are denominated either in U.S. dollars, GBP, HK dollars or Euros. The majority of the Group’s expenses are denominated in HK dollars, followed by RMB, GBP, Euros and U.S. dollars. The Group is subject to a variety of risks associated with changes among the relative value of the U.S. dollar, GBP, Euro, HK dollar and RMB. For the years ended March 31, 2004, 2003 and 2002, the Group has entered into certain foreign currency forward contracts in order to settle trade payable denominated in foreign currencies. Any material increase in the value of the Hong Kong dollar, RMB, GBP or Euro relative to the U.S. dollar would increase the Group’s expenses and therefore would have a material adverse effect on the Group’s business, financial condition and results of operations.

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

Risks Associated with the Company’s American Depositary Shares

Limited Reporting Requirements

      As a foreign private issuer, the Group is exempt from the rules and regulations of the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Group is not required to publish financial statements as frequently, as promptly or containing the same information as U.S. companies.

Effect of Principal Shareholders

      As a significant shareholder, the ChinaVest group of funds (“ChinaVest”) has the ability to significantly influence the election of the Group’s directors and other matters requiring the approval of the Company’s shareholders. Robert A. Theleen, Vice-Chairman of the Board of Directors, is the founder and Chairman of ChinaVest. In addition, Gordon L. M. Seow, a member of the Board of Directors, is a member of the advisory board of one of ChinaVest’s venture funds.

Limited Public Market; Possible Volatility of Market Price of ADSs

      The public trading volume of the Company’s American Depositary Shares (“ADSs”) at times has been limited. There can be no assurance that a more active trading market for the ADSs will develop or that, if developed, it will be sustained. Further, there is no public market for the Ordinary Shares underlying the ADSs. In the past several years, many foreign issuers with market capitalization similar to that of the Group have been unable to sustain an active trading market for their securities. The market price for the ADSs going forward may be highly volatile, as has been the case with the ADSs and the securities of other companies located in emerging market countries. The market price of the ADSs may fluctuate substantially in response to numerous factors, many of which are beyond the Group’s control.

Item 4.	Information on the Company

History and Development of the Company

Description of Business

      The Company was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance in July 1977. Its American Depositary Shares have been listed on the Nasdaq National Market since February 1997.

Registered Office

      The Company’s registered office is located at Flat D, 25/F., Block 1, Tai Ping Industrial Centre, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China and its telephone number is 2256-6000, country code 852.

Discontinued Operations

      The Company completed the sale of its subsidiary Hua Yang in May 2004. We have reported the results of this business segment as discontinued operations under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” for all periods shown, which are described in note 2 of Notes to Consolidated Financial Statements in Item 18 of this Annual Report.

Principal Capital Expenditures

      Capital expenditures were paid for principally out of net cash provided by operating activities and cash available under lines of credit. The Group believes that these sources will be adequate to meet the Group’s present requirements for capital expenditures.

Business Overview

Business Segments and Principal Activities

      Subsequent to the sale of Hua Yang in May 2004, the Group operates in two business segments. The Group’s Zindart Manufacturing segment engages in the manufacturing of die-cast and injection-molded plastic products under Original Equipment Manufacturing (“OEM”) arrangements. The Group’s Corgi segment engages in the design, marketing and distribution of die-cast products under its proprietary brand names owned by Corgi UK. Net sales of continuing operations by business segment are reflected in the table below.

	Year Ended March 31,

	2004	2003	2002

	(In thousands)
Manufacturing of die-cast and injection-molded plastic products	$46,244	$33,902	$49,316
Design, marketing and distribution of die-cast products under proprietary brand names	49,575	49,455	43,165

	$95,819	$83,357	$92,481

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

      The die-cast and injection-molded scale model replicas manufactured by Zindart Manufacturing are sold through hobby shops, collectors’ clubs, car and equipment dealers, toy and gift stores and other channels. These products typically retail in the U.S. for between $15 and $50 for high-feature products, between $5 and $15 for medium-feature products and between $1 and $5 for low-feature products. Many of these products have nostalgic appeal to adult consumers, and some of these products, especially the automobile replicas, have attracted a following of collectors and are traded on secondary markets. Zindart Manufacturing believes, based on many years of sales experience, that many die-cast and injection-molded collectibles have enduring consumer appeal.

Collectible Holiday Ornaments

      Hallmark, regarded as a leading producer of greeting cards, also distributes collectible holiday ornaments and giftware products. Zindart Manufacturing is one of various manufacturers that provide Hallmark’s Keepsake Ornaments, which consist of a variety of Christmas ornaments, holiday-themed pieces and other giftware both in die-cast zinc alloy and plastic. The production of Keepsake Ornaments requires highly developed hand spray-painting skills and attention to quality by each member of Zindart Manufacturing’s workforce in order to meet Hallmark’s exacting aesthetic and quality requirements.

      The Keepsake Ornaments manufactured by Zindart Manufacturing are collectibles sold through authorized retail outlets. Many purchasers of Keepsake Ornaments consider these products to be valuable, collectible items.

Corgi Products

      Corgi is one of the oldest and has the largest market share compared to other U.K. based marketers of collectible die-cast models of trucks, buses, cars and airplanes. Corgi offers a broad portfolio of products ranging from special interest items to more popular, often license-based, items. The majority of Corgi’s product lines are highly detailed, authentic scale replicas of transport vehicles, produced in strictly limited numbers and appealing to a wide range of die-cast collectors. Increasingly, Corgi is broadening its product lines to include more mixed scale, lower-priced, unlimited die-cast lines which are sold in wider distribution channels. Corgi’s product portfolio is broadly divided into the following categories: (1) collectible trucks, steam vehicles, and other road transport; (2) collectible public transport; (3) collectible aircraft; (4) traditional die-cast toys and (5) collectible metal figurines.

      Corgi holds a number of major licenses, including licenses for the production of James Bond, Batman, Postman Pat, Little Red Tractor and Texaco items. More recently, Corgi has established a number of products designed to be more appealing to the U.S. consumer, including U.S. fire truck and military based lines, which are developed and supplied by Corgi US. Corgi also owns the Lledo brand and a number of sub-brands including The Aviation Archive, The Original Omnibus Company, Icon Collectibles and Unsung Heroes.

      Corgi serves its customers through a number of distribution channels, including wholesale, retail, direct marketing and the Internet. Corgi’s products are sold in 30 countries throughout the world. In addition to the U.K. and North America, important markets include France, Germany, Japan and Australia.

      In the U.K., there are over 2,000 retail outlets that stock Corgi products, and of these there are more than 350 Gold Star and Approved specialist Corgi collector retailers and 20 premium standard Collector Centers, each of which carries a wide range of Corgi’s cars, trucks, buses, and airplanes die-cast scale models. Corgi also operates a Corgi Classics Roadshow vehicle, which can be seen at over 40 events per year and is visited by an estimated one million people every year.

Geographic Markets

      The Group’s business is managed on a worldwide basis, but participates in two principal geographic markets. The U.S. and U.K. accounted for approximately 57.9% and 40.8%, respectively, of the Group’s net sales of continuing operations for the year ended March 31, 2004. The U.S. is a major market for Zindart Manufacturing, and Corgi products are distributed primarily in the U.K. and the U.S. Net sales of continuing operations by geographical location of customers are reflected in the table below.

	Year Ended March 31,

	2004	2003	2002

	(In thousands)
United States of America	$55,522	$40,729	$51,360
United Kingdom and other European countries	39,142	41,191	40,813
Others	1,155	1,437	308

	$95,819	$83,357	$92,481

      The Group serves a growing number of customers that are brand-name marketers of die-cast and injection-molded giftware and collectibles in the U.S. and Europe. Major customers for Zindart Manufacturing include Hallmark, Mattel, Funline Merchandise Co. Inc. (“Funline”), Creata Promotion (Asia) Limited and Jada Toys Co. Limited (“Jada”). Corgi serves its customers through a number of distribution channels, including wholesale, retail, direct marketing and the Internet.

      Sales to the Group’s five largest customers accounted for approximately 38.7%, 32.9% and 36.0%, respectively, of the total net sales from continuing operations for the years ended March 31, 2004, 2003 and 2002. The Group’s most significant customers are Hallmark and Mattel. Sales to Hallmark and Mattel represented 12.9% and 10.6%, respectively, of the Group’s net sales for the year ended March 31, 2004 compared to 11.5% and 9.6%, respectively, of the total net sales from continuing operations for the year ended March 31, 2003.

      Zindart Manufacturing’s die-cast and injection-molded plastic product customers generally contact Zindart Manufacturing four to six months in advance of product delivery in order to provide Zindart Manufacturing’s engineers adequate time to design and fashion the molds for the products. Thereafter, these customers place production orders one to three months in advance of target delivery dates. These purchase orders may be canceled by the customer upon reimbursement of actual costs incurred and payment of a portion of lost profits, as determined on a case-by-case basis.

Business Strategy

      The Group’s goal is to be the leading developer and manufacturer of high-quality die-cast and injection-molded collectibles and collectible holiday ornaments for its own brands and other third party premier designers and marketers of such items. The Group’s strategy calls for continuous strengthening of its relationships with its multi-national customers and increasing and diversifying of its customer base. To achieve these goals, the Group has been focusing on the following:

Brand Development

      The Group seeks to further develop its Corgi brand in the U.S. The Group has established a direct sales force for its Corgi line of die-cast replica items in the U.S. Combining Corgi’s marketing strength and brand credentials with Zindart Manufacturing’s manufacturing capabilities, the Group expects to strengthen its marketing infrastructure and to advance its goal of worldwide growth and expansion in collectible markets. Corgi has expanded the number of its retail storefronts in the U.S. and has opened a permanent showroom at the Toy Center in New York, which is convenient for major retail chain buyers.

Develop Additional Major Customers

      The Group has a core group of large customers, but it also manufactures products for many other smaller customers. The Group expects that it may be able to develop several of these smaller customers into major customers as they become familiar with the benefits of the Group’s turnkey manufacturing service. The Group offers major customers a dedicated production team and dedicated production space, which can provide such customers with attractive advantages. For example, the Group can customize its production facilities to meet the specific needs of its customers, and the customers are able to exercise greater control over the production process, thereby enhancing quality control and cost efficiency, increasing confidentiality and expediting scheduling and delivery timetables. The Group believes that its ability to offer such dedicated production services has led to enhanced relationships with its core customer base.

Diversify Product Offerings

      The Group is diversifying its product offerings to include the manufacture of additional consumer products that utilize the Group’s current competitive advantages and production expertise. The new product lines are expected to decrease seasonality that historically has been experienced. By diversifying into product lines in which the demand timing varies from that of Zindart Manufacturing’s traditional product lines, the group can more effectively utilize its manufacturing facilities, thereby improving profitability.

Deploy Advanced Management Information Systems

      The Group is enhancing its manufacturing and business processes through the deployment of advanced management information systems that enable the real-time monitoring and management of its operating and financial performance and resources. The Group plans to implement an Enterprise Resources Planning System to enhance its master planning and operation efficiency.

Manufacturing

      Excluding its discontinued operations, the Group’s customers seek suppliers that can manufacture high-quality products in both large quantities and limited runs, in a timely and cost-effective manner. In addition, the Group’s customers seek to eliminate the cost, time and complexity of identifying and managing multiple vendors to develop and produce a product. For example, marketers of die-cast and injection-molded plastic products often must hire different companies to engage in product engineering, design, model and mold-making, and manufacturing, assembling and packaging of the finished product. The need to coordinate several different companies in the manufacturing process can cause production delays, inefficiencies in the management of multiple contractors and quality and reliability problems.

      The Group’s full service, value-added approach to manufacturing addresses these customer needs as follows:

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

Manufacturing Capacity

      Excluding its discontinued operations, the Group currently employs approximately 10,000 production workers and has an aggregate of 61,313 square meters of manufacturing space with the capacity for up to 10,000 workers in the Dongguan Facility.

Turnkey Manufacturing Service

      The Group offers a fully integrated turnkey manufacturing service. With this service, the Group integrates component sourcing, product development and engineering, design, model and mold making, and manufacturing, assembling and packaging of the finished product. This enables the Group to meet all of a customer’s needs and eliminates the need for intermediaries. The Group is able to shorten the lead-time from design to product delivery and to lower product cost while maintaining high quality and reliability.

Commitment to Efficiency

      The Group continually strives to increase efficiency and reduce costs for the benefit of the Group and its customers. To date, the Group has been able to achieve efficiencies by locating its production facilities in the PRC, vertically integrating its production processes and working in close cooperation with its customers.

Manufacturing Facilities

      The Group’s manufacturing operations are conducted in the Dongguan Facility.

      The Dongguan Facility includes: (1) a product engineering area, (2) model-making and mold-making areas, (3) die-casting and injection-molding areas, (4) hand spray and electrostatic painting and pad printing areas, (5) assembly and packing areas, (6) a heat transfer decal application workshop, (7) a warehouse and (8) dormitory, dining and recreational facilities. Zindart Manufacturing’s product engineering staff makes extensive use of sophisticated, computer-aided design systems for the development of prototype-scale models. The die-casting, injection-molding and electrostatic painting areas operate on a two-shift basis. The hand-spray, pad printing and assembly and packing areas run on a single-shift basis. Most employees are engaged in the assembly of Zindart Manufacturing’s products, and as a result, assembly and packaging account for most of the total production area.

      The Dongguan Facility has an aggregate of approximately 61,313 square meters of manufacturing space, approximately 44,413 square meters of dormitory space and approximately 27,090 square meters of other warehouses and office space. Virtually all land in the PRC is state-owned, but can be leased from the government on a long-term basis. Dongguan Xinda was established in the PRC to own and operate the Dongguan Facility. Dongguan Xinda is a contractual joint venture between Zindart Manufacturing and Dongguan Hengli Trading General Company, an entity that is controlled by PRC governmental bodies. The factory buildings are built on land leased by Zindart Manufacturing. The land use rights, which are for a remaining period of 40 years, are in name of Zindart Manufacturing. This joint venture has a term of 15 years, expiring in November 2009. Under the joint venture agreement and the supplemental agreement thereto, Zindart Manufacturing has control over the financial and operating policies of the joint venture, and the joint venture partners do not have substantive participating rights, and Zindart Manufacturing is entitled to 100% of the joint venture’s profit, after paying the joint venture partner a pre-determined annual fee. At the end of the joint venture term, Zindart Manufacturing will continue to own the factory buildings and other assets of the joint venture.

      The plants and equipment owned and operated or leased by Zindart Manufacturing are subject to comprehensive PRC laws and regulations that involve substantial risks.

Seasonality

      The Group’s operating results in the past have fluctuated in part based on seasonal factors and this seasonality is likely to continue in the future.

      The Group normally ceases manufacturing operations for a two-week period during January or February of each year due to the Chinese New Year holiday, which is partially responsible for net sales during the fourth fiscal quarter of each year being lower than net sales during the other three fiscal quarters. Additionally, the Group ceases production for a week during October due to Chinese National Day holiday.

      The Group may also experience fluctuations in quarterly revenues and related net income due to the timing of the receipt of orders from customers and the shipment of products.

Raw Materials

      Zindart Manufacturing uses zinc alloy and various plastic resins in its manufacturing operations. The supply and demand for zinc alloy and for both plastic resins and the petrochemical intermediates from which plastic resins are produced are subject to cyclical and other market factors and may fluctuate significantly. As a result, the cost of raw materials to the Group is subject to substantial increases and decreases over which the Group has no control except by seeking to time its purchases in order to take advantage of favorable market conditions. In the past, the Group has experienced significant increases in the price of certain raw materials, which resulted in increases in the Group’s production costs that the Group was not able to pass on fully to its customers. Zindart Manufacturing acquires raw materials for its manufacturing production primarily from Australia, Belgium and Canada. Plastics used for manufacturing collectible holiday ornaments are obtained from traders in Hong Kong. The Group has no formal written agreements with any of its suppliers. Zindart Manufacturing’s standard practice is to maintain a supply of raw materials sufficient for approximately one and half months of production.

      Corgi’s suppliers are based primarily in the PRC. Corgi obtains a substantial share of its finished products from Zindart Manufacturing’s die-cast manufacturing facilities.

Intellectual Property

      The Group has no registered trademarks in respect of its manufacturing businesses. The Group owns certain trademarks and other intellectual property rights associated with Corgi and its wholly owned subsidiary Lledo. Key trademarks are registered in the substantive territories in which the Group operates or distributes its products. The Group’s key employees have entered into confidentiality agreements with the Group.

Competition

      The Group faces significant competition in each of its business segments. In die-cast and injection-molded collectibles and collectible holiday ornaments manufacturing, Zindart Manufacturing competes with contract manufacturers located primarily in the PRC. In addition, Zindart Manufacturing competes with customers that have the capability to manufacture their products internally. In branded toys and collectibles, Corgi competes with numerous companies located all over the world.

      The Group believes that there are several factors that provide the basis of competition in the manufacturing of its products, including: price, quality, technical capabilities, production capabilities and on-time delivery. The ability to meet increasing demands of just-in-time ordering by customers is becoming one of the essential factors for maintaining a competitive advantage in the die-cast market. The Group believes that it can maintain its competitive advantage through the effective use of its expanded facilities. The Group also expects increased competition from other industry participants that may seek to enter one or more of the Group’s high margin product segments. Some existing and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than the Group.

      The Group does not believe that there are any significant barriers to entry into the light manufacturing business. The Group has no registered trademarks in respect of its manufacturing businesses. Accordingly, additional participants may enter the market at any time. The Group owns certain trademarks and other intellectual property rights associated with Corgi and its wholly owned subsidiary Lledo. Key trademarks are registered in the substantive territories in which the Group operates or distributes its products. The Group’s key employees have entered into confidentiality agreements with the Group.

      In addition, certain of the Group’s customers manufacture a substantial portion of their products internally. Any determination by a principal customer to manufacture new products internally or to move manufacturing from the Group to another third party would have a material adverse effect on the Group’s business, financial condition and results of operations.

Governmental Regulation

      The Group’s business activities are subject to various governmental regulations in countries in which it operate, including regulations relating to business/ investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements.

Organizational Structure

      The Group holds the controlling interests in two mold-making subsidiaries: Onchart Industrial Limited and Luen Tat Mould Manufacturing Limited (“Luen Tat Mould”), and one model-making subsidiary, Luen Tat Model Design Company Limited, all of which are British Virgin Islands corporations. Presently, Luen Tat Mould conducts its mold-making operations in the Dongguan Facility, and provides the Group with in-house mold-making capacity.

      Dongguan Xinda was established in the PRC to own and operate the Dongguan Facility. Dongguan Xinda is a contractual joint venture between Zindart Manufacturing and Dongguan Hengli Trading General Company, an entity that is controlled by PRC governmental bodies.

      Corgi Holdings is a wholly-owned subsidiary of the Group and has a wholly-owned subsidiary, Corgi UK. Corgi UK has three main wholly-owned operating subsidiaries: Corgi US, Icon Collectibles Limited and Lledo Collectibles Limited.

      A list of the Company’s subsidiaries is set forth in Exhibit 8.1 to this Annual Report.

Property, Plant and Equipment

      The Group is headquartered in part of one building in the Tai Ping Industrial Centre located in Hong Kong and occupies approximately 9,995 square feet of such building. The facilities are owned by the Group, but the land on which such facilities are located is subject to medium-term leases.

      The Group’s manufacturing operations are conducted in the Dongguan Facility. See “Manufacturing Facilities” above.

      Corgi UK operates out of an office accommodation in Leicester, England totaling approximately 8,415 square feet under a lease scheduled to expire in February 2015. The offices of Corgi US are located in Chicago, Illinois and occupy approximately 8,800 square feet under a lease that expires in August 2008.

Item 5.	Operating and Financial Review and Prospects

Overview

      The toy industry has continued to provide opportunity for product sales through many different companies. Although the industry includes two prominent leaders, room continues to be available for new companies with innovative products to thrive. Retailers continue to look for new product that will bring “foot traffic” into their stores.

      Recently, the United States retail environment for toys has become concentrated in only a few retailers. Competition in toys amongst these retailers is become strong, and in many cases toys have become traffic builders and loss leader products especially during the holiday season. To the manufacturer, sales to these mass-market retailers present opportunities in sales and profits, along with risks of bearing higher receivables, inventories, and advertising costs.

      The concentration of retailers also leads to a general decline in manufacturers’ bargaining. Therefore, the Group faces increasing risks of decreasing margins due to price increases in critical raw materials including zinc and plastic resins. Also, the mass merchandisers’ drive for efficiency results in shorter cycle-times for product development and production. Shorter planning and production horizons lead to tighter shipment schedules, smaller order quantities, and proliferation of SKUs, resulting in smaller production lots, more frequent production line changeovers, diminished economies of scale, and increased opportunities for errors.

The Group is subject to increasing risks of customer penalties including returned goods and air-freight costs, rework costs for prematurely approved designs, and delays by its third-party vendors.

      In the United Kingdom, the primary market for Corgi, mass-market retailers are less concentrated than in the US. The UK has key toy retailers, but also a wide variety of independent toyshops and department stores, serving to spread the risk related to toy sales more broadly across the nation.

      The diecast manufacturing segment is experiencing growth after a general decline during the past three years, as reflected by increases in customer orders for diecast replicas. Also, the Group has noted growth in orders for collectible Christmas ornaments, a segment of the industry that had also been declining during recent years. The growth of both segments is, at least in part, due to increase in functionality, complexity, play value, and uniqueness of such products. The trend is to incorporate more mechanized moving parts, more detailed decorations, fancy and unique colors, etc. to make the products stand out and generally increase their collectible value.

      Demand has also increased for electro- (chrome) platings on more parts of the products in order to create uniqueness and to impart an upscale quality perception. Such trends force the Group to become more dependent on external third-party vendors, as many of these moving parts and finishings, such as chrome plating, are not produced in-house. This dependency serves to diminish the Group’s own value-add percentage, and makes it more dependent on third-parties’ quality, delivery and other relevant performance. The Group has addressed a number of these issues by adding diecast machines to handle more throughput, installing state-of-the-art static painting machines to achieve high-performance paint coatings, and establishing assembly lines for more complex electronic and mechanized products.

      Competition amongst toy manufacturers remains strong, and downward price pressure is expected to continue. The Group will be required to identify new areas of manufacturing efficiencies to offset the downward price pressure.

Operating Results

      The results of our continuing operations below exclude the results of discontinued operations. In May 2004, the Group completed the sale of Hua Yang and has reported the operating results of this business segment as discontinued operations under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” for all periods shown. In March 2004, the Group’s board of directors resolved to sell Hua Yang. Terms for the sale included cash consideration of $14,250,000, less 10% to be held by an escrow agent until the closing balance sheet has been audited and accepted by the buyer, which will be less than one year subsequent to the sale date. The sale price was subject to adjustments for indebtedness in excess of $10,000,000 or cash balances less than $1,000,000. The transaction is also described in note 2 of the Notes to Consolidated Financial Statements in Item 18 of this Annual Report. The accompanying consolidated statements of operations and comprehensive (loss) income, for the years ended March 31, 2003 and 2002 have been reclassified to reflect discontinued operations in 2004.

      The table below sets forth the consolidated statements of operation data as a percentage of net sales from continuing operations for the years ended March 31, 2004, 2003 and 2002.

	Year Ended March 31,

	2004	2003	2002

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(68.1)	(62.9)	(69.5)

Gross profit	31.9	37.1	30.5
Selling, general, and administrative expenses	(33.9)	(33.3)	(34.9)
Amortization of goodwill	—	—	(1.5)

Operating (loss) income	(2.0)	3.8	(5.9)
Interest income	—	0.1	0.3
Interest expense	(0.9)	(1.6)	(2.2)
Other (loss) income	(0.1)	(0.2)	—

(Loss) income before income taxes and minority interests	(3.0)	2.1	(7.8)
Income tax (expense) benefit	(0.1)	(0.2)	0.5

(Loss) income before minority interests	(3.1)	1.9	(7.3)
Minority interests	(0.3)	(0.2)	(0.2)

(Loss) income from continuing operations	(3.4)	1.7	(7.5)

Years Ended March 31, 2004 and 2003

      Net Sales. The Group’s net sales were $95.8 million for the year ended March 31, 2004, an increase of $12.4 million, or 14.9%, from $83.4 million for the year ended March 31, 2003. The increase was due to an increase in sales in Zindart Manufacturing as a result of new customers, including Funline and Jada, as well as increases in the aggregate value of orders from Hallmark and Mattel.

      Gross Profit and Gross Margin. The Group’s gross profit was $30.5 million for the year ended March 31, 2004, a decrease of $400,000, or 1.3%, from $30.9 million for the year ended March 31, 2003. Gross margin was 31.9% for the year ended March 31, 2004 and 37.1% for the year ended March 31, 2003. The decreases in gross profit and gross margin were due to a decrease in the sales of Corgi’s specialty products, which are Corgi’s highest margin products.

      Selling, General and Administrative Expenses. The Group’s selling, general and administrative expenses were $32.5 million for the year ended March 31, 2004, an increase of $4.8 million, or 17.3%, from $27.7 million for the year ended March 31, 2003. Selling, general and administrative expenses equaled 33.9% of net sales for the year ended March 31, 2004 and 33.3% for the year ended March 31, 2003. The increase in selling, general and administrative expenses was due to a 32.6% in increase in advertising costs for Corgi and an increase in the Group’s general and administrative expenses including growth of Corgi’s US-based operations, bonuses accrued for certain executive officers, and higher professional fees.

      Amortization of Goodwill. No amortization of goodwill was recorded for the years ended March 31, 2004 and 2003 as a result of the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.”. The Group’s goodwill was created as a result of the acquisition of subsidiaries, most notably Corgi.

      Interest Expense, Net. The Group’s interest expense, net, was $866,000 for the year ended March 31, 2004, as compared to $1.3 million for the year ended March 31, 2003. The decrease in the Group’s interest expense, net, was due to a repayment of the principal of the term loan that had been procured for the acquisition of Corgi UK.

      Other (Loss) Income. The Group’s other loss was $130,000 for the year ended March 31, 2004, as compared to $145,000 for the year ended March 31, 2003.

      Income Tax (Expense) Benefit. The Group’s income tax expense was $121,000 for the year ended March 31, 2004, as compared to $145,000 for the year ended March 31, 2003.

      Minority Interests. The Group’s minority interests were $298,000 for the year ended March 31, 2004 and $191,000 for the year ended March 31, 2003. The increase was due to higher net income in the Group’s subsidiaries.

      (Loss) Income from continuing operations. The Group’s loss from continuing operations was $3.4 million for the year ended March 31, 2004, a decrease of $4.9 million, or 326.7%, from income from continuing operations of $1.5 million for year ended March 31, 2003. The decrease was primarily due to lower gross margins as a result of unfavorable product mix, and higher selling, general and administrative expenses as a result of higher advertising costs, growth of Corgi’s US-based operations, and bonuses accrued for certain executive officers, and higher professional fees.

      (Loss) Income from discontinued operations. The Group’s loss from discontinued operations was $1.9 million for the year ended March 31, 2004, a decrease of $3.0 million, or 272.7%, from a $1.1 million net income in year ended March 31, 2003. The decrease was primarily due to lower packaging sales and lower orders for book reprints during the second half of the fiscal year. The sale of the discontinued operations will have the impact of increasing the Group’s cash balances, increasing the Group’s net working capital, and decreasing the Group’s intangible assets. No significant impact to net shareholders’ equity is expected, as the asset is being sold for an amount that is near to its net book value. Proceeds from the sale were used partially to pay certain vendor liabilities of the Group. The Group will retain the remaining proceeds for working capital and future projects.

Years Ended March 31, 2003 and 2002

      Net Sales. The Group’s net sales were $83.4 million for the year ended March 31, 2003, a decrease of $9.1 million, or 9.8%, from $92.5 million for the year ended March 31, 2002. The decrease was due to a decrease in sales in the Zindart Manufacturing as a result of global economic volatility. The decrease was partially offset by an increase in sales in Corgi as a result of an expansion of Corgi’s specialty collector channel as well as mass market channel into the U.S. market.

      Gross Profit and Gross Margin. The Group’s gross profit was $30.9 million for the year ended March 31, 2003, an increase of $2.6 million, or 9.2%, from $28.3 million for the year ended March 31, 2002. Gross margin was 37.1% for the year ended March 31, 2003 and 30.5% for the year ended March 31, 2002. The increase in gross margin was due to a favorable product mix and a focused reduction in operating costs in all divisions through improvements in efficiency and reduction of wastes.

      Selling, General and Administrative Expenses. The Group’s selling, general and administrative expenses were $27.7 million for the year ended March 31, 2003, a decrease of $4.6 million, or 14.2%, from $32.3 million for the year ended March 31, 2002. Selling, general and administrative expenses equaled 33.3% of net sales for the year ended March 31, 2003 and 34.9% for the year ended March 31, 2002. The decrease in selling, general and administrative expenses was due to a cost reduction program in all divisions and a decrease in the Group’s legal, accounting and other administrative expenses as a result of a change in reporting method in accordance with the criteria set for foreign private issuers, as the Group had reported in priors years in accordance with the criteria set for domestic private issuers.

      Amortization of Goodwill. No amortization of goodwill was recorded for the year ended March 31, 2003 as a result of the adoption of SFAS No. 142. The Group’s amortization of goodwill was $1.4 million for the year ended March 31, 2002. The Group’s goodwill was created as a result of the acquisition of subsidiaries, most notably Corgi.

      Interest Expense, Net. The Group’s interest expense, net, was $1.3 million for the year ended March 31, 2003, as compared to $1.8 million for the year ended March 31, 2002. The decrease in the Group’s interest expense, net, was due to a reduction of the principal of the term loan that had been procured for the acquisition of Corgi UK as well as market related interest rate reductions in the U.S. and Hong Kong.

      Other (Loss) Income. The Group’s other (loss) income was $(145,000) for the year ended March 31, 2003, as compared to $42,000 for the year ended March 31, 2002. The decrease in the Group’s other income, was due to a realized loss on available-for-sale investments during the year ended March 31, 2003.

      Income Tax (Expense) Benefit. The Group’s income tax (expense) benefit was $(145,000) for the year ended March 31, 2003, as compared to $470,000 for the year ended March 31, 2002. The increase in income tax expense is due to the net taxable income during the year ended March 31, 2003, as compared to the net taxable loss during the year ended March 31, 2002.

      Minority Interests. The Group’s minority interests were $191,000 for the year ended March 31, 2003 and $210,000 for the year ended March 31, 2002. The decrease was due to lower net income in the Group’s subsidiaries.

      (Loss) Income from Continuing Operations. The Group’s income from continuing operations was $1.5 million for the year ended March 31, 2003, an increase of $8.3 million, or 122.1%, from a loss from continuing operations of $6.8 million in year ended March 31, 2002. The increase was primarily due to higher sales and higher gross margins as a result of an expansion into the U.S. and Europe markets in Corgi and favorable product mix, and lower selling, general and administrative expenses as a result of a cost reduction program in the Group.

      (Loss) Income from discontinued operations. The Group’s income from discontinued operations was $1.1 million for the year ended March 31, 2003, an increase of $2.5 million, or 178.6%, from a $1.4 million loss in year ended March 31, 2002. The increase was primarily due to higher sales and higher gross margins as a result of an expansion into the U.S. and Europe markets and favorable product mix, and lower selling, general and administrative expenses as a result of a cost reduction program.

Foreign Currency Fluctuations

      The Group’s functional currency is U.S. dollars as a substantial portion of the Group’s business activities is based in the U.S. The Group’s sales are denominated either in U.S. dollars, British Pounds (GBP), HK dollars or Euros. The majority of the Group’s expenses are denominated in HK dollars, followed by Chinese Renminbi (RMB), GBP, Euros and U.S. dollars. Aggregate gains or losses from foreign currency transactions included in other (loss) income for the years ended March 31, 2004, 2003 and 2002 were approximately losses of $310,000, gains of $589,000 and losses of $443,000, respectively.

      The Group selectively hedges anticipated transactions that are subject to foreign currency exchange exposure, primarily using foreign currency forward contracts. These instruments are designated as cash flow hedges in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended and are recorded in the consolidated financial statements at fair value. The effective portion of the contracts’ gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts are highly effective in hedging the variability in future cash flows attributable to changes in foreign currency exchange rates. At March 31, 2004, the Group had outstanding foreign currency forward contracts to sell approximately GBP3,898,000 for US$6,450,000, HK dollars 2,331,000 for US$300,000, US$2,860,000 for Euros 2,200,000 and US$1,076,605 for 1,300,000 Swiss Francs (CHF). For the year ended March 31, 2004, total net amounts recognized in earnings due to ineffectiveness and amounts excluded from the assessment of hedge effectiveness were not material. The amount reported as unrealized loss on derivatives in the accumulated other comprehensive income (loss) account within stockholder’ equity represents the total unrealized loss on derivatives designated as cash flow hedges. The majority of the balance at March 31, 2004 will be recognized within the subsequent 12 months as the anticipated transactions occur. For the years ended March 31, 2003 and 2002, the Group’s derivatives did not qualify as hedging instruments and therefore are marked to market through income.

Liquidity and Capital Resources

      In July 1999, the Group acquired all of the outstanding shares of Corgi UK (the “Corgi Acquisition”). The Corgi Acquisition was financed by a $30.0 million term loan extended in July 1999 to Corgi Holdings by the London branch of ABN AMRO Bank N.V. (the “Corgi Term Loan”). A standby letter of credit facility between the Hong Kong branch of ABN AMRO Bank, N.V. and certain other financial institutions and the Group also in the amount of $30.0 million was entered into on the same date in support of the Corgi Term Loan.

      From July 1999 through March 2001, the Group repaid $21.0 million (70%) of its original $30.0 million Corgi Term Loan. In order to release working capital to expand its sales and marketing efforts, the Group completed a $9.0 million refinancing (the “Refinancing Loan”) with four international banks, the Hong Kong branch of ABN AMRO Bank N.V., the Hong Kong branch of KBC Bank N.V., Standard Chartered Bank and the Hong Kong branch of Rabo Bank (collectively, the “Lenders”) in March 2001. The Refinancing Loan extended the loan terms and reduced the quarterly repayment commitments. The Refinancing Loan was fully repaid in September 2003.

      In January 2001, Corgi UK entered into two agreements (collectively, the “RBS Loan”) with The Royal Bank of Scotland plc (“RBS”) to support Corgi’s expansion into U.S. markets and general working capital requirements. Under the terms of the RBS Loan, RBS agreed to provide Corgi UK a term loan of $7.4 million (equivalent of GBP4.0 million) as well as a revolving working capital facility of $5.5 million (equivalent GBP3.0 million). In April 2003, Corgi UK entered into a committed multi-currency overdraft facility of $5.5 million (equivalent GBP3.0 million). By agreeing to this facility, the revolving working capital facility ceased to have effect. At March 31, 2004, the outstanding amount of the term loan was $2.2 million and the committed multi-currency overdraft facility was unused.

      Under the terms of the RBS Loan, the Group is required to comply with various restrictive financial covenants imposed by RBS. The Group was in violation of one of the financial covenants at March 31, 2004. According to the terms of the RBS Loan, RBS is entitled to declare the loan immediately due and payable upon such violation of a financial covenant. In May 2004, the Group obtained a letter from RBS waiving its right to take this course of action but only in respect of the accounting period ended March 31, 2004. The RBS Loan requires repayment in quarterly installments of principal and interest through March 31, 2005 and the breach of financial covenants has had no material adverse impact on the Group. The noted financial covenants are tested on a quarterly basis; therefore, additional testing of covenants will occur before the loan is fully paid on March 31, 2005. At least one financial covenant appears to have been breached for the quarter ended June 30, 2004. If such breach is deemed to occur, RBS is entitled to declare the loan immediately due and payable. The Group believes that it has sufficient current liquid assets to pay the loan should RBS enforce it rights.

      Cash and cash equivalents were $1.5 million at March 31, 2004. Net cash provided by operating activities was $3.5 million for the year ended March 31, 2004. Cash used in investing activities for the year ended March 31, 2004 was $5.2 million. Such cash was used primarily in connection with the acquisition of tooling. Cash used in financing activities was $886,000 for the year ended March 31, 2004. Net current liabilities were $3.3 million at March 31, 2004.

      The Group has lines of credit with certain banks including: ABSA Asia Limited, Agricultural Bank of China, International Bank of Asia Limited, KBC Bank N.V., Standard Chartered Bank, The Hong Kong and Shanghai Banking Corporation Limited, and RBS. At March 31, 2004, the Group had banking facilities of approximately $52.4 million, of which $9.2 million were shared with the discontinued operations and $21.8 million associated solely with the discontinued operations, for overdrafts, trade financing, term loan and capital leases. Unused banking facilities at the same date amounted to approximately $26.8 million, of which $4.0 million were shared with the discontinued operations and $12.6 million associated solely with the discontinued operations.

      Consistent with practice in industry, the Group offers payment terms to its customers. This practice creates working capital requirements that the Group generally finances with net cash balances through short-

term borrowings and factoring arrangements. The Group’s trade accounts receivable balance at March 31, 2004 was $17.8 million.

      In May 2004, the Group completed the sale of Hua Yang for gross consideration of $24.25 million, less indebtedness of $10.0 million, resulting in net cash consideration of approximately $14.25 million. The cash generated by the sale will be used to reduce the Group’s reliance on short-term debt and support the growth of Corgi US. The cash infusion from the sale served to materially increase the Group’s current assets relative to its current liabilities, decrease the Group’s consolidated debt outstanding, and increases the Group’s ratio of debt to equity.

      The Group’s principal sources of cash to fund its liquidity needs are the net cash provided by operating activities, net cash from sale of Hua Yang and cash available under lines of credit. The Group believes that these sources will be adequate to meet the Group’s present requirements for working capital and capital expenditures. However, there can be no assurances that these resources will be adequate to meet the Group’s needs in the future. In the event that the Group requires additional capital, it may be required to issue additional equity securities, which could result in dilution to existing stockholders, or to borrow funds, which could adversely affect operating results. Such capital may not be available on appropriate terms, if at all.

Research and Development

      Research and development costs are expensed as incurred. Corgi is continually involved in the development of new products, new markets and new manufacturing processes. Research and development costs incurred by the Group amounted to $1.2 million, $1.3 million and $1.7 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Contractual Obligations

      The table below summarized the Group’s contractual obligations as of March 31, 2004 (in thousands):

	Payment Due by Periods

	Less			More
	Than			Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(In thousands)
On-Balance Sheet:
Long-term debt	$2,208	$—	$—	$—	$2,208
Short-term debt	9,774	—	—	—	9,774
Obligations under capital leases	498	701	—	—	1,199
Off-Balance Sheet:
Operating lease	1,439	1,118	630	1,023	4,210
Contractual joint-venture Fees	542	1,160	1,271	1,002	3,975

	$14,461	$2,979	$1,901	$2,025	$21,366

      For additional information to the Group’s short-term debt, long-term debt, capital leases, contractual joint venture and operating lease obligations, see notes 10, 11, 12, and 20 in the Notes to the Consolidated Financial Statements in Item 18 of this Annual Report.

Off-Balance Sheet Arrangements

      At March 31, 2004 and 2003, the Group had outstanding irrevocable letters of credit in the aggregate amounts of $1.6 million and $1.4 million, respectively. Except for these letters of credit, the Group has no other outstanding off-balance sheet arrangements or guarantees.

Critical Accounting Policies

      The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates under different assumptions and conditions.

      The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, our management has identified “critical accounting policies”. These policies have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

      These critical accounting policies include:

Available-For-Sale Investments

      Available-for-sale investments, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, are recorded at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of other comprehensive (loss) income until realized. Realized gains and losses from the sale of available-for-sale investments are determined on a specific-identification basis. Available-for-sale investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. Significant and sustained decreases in quoted market prices and a series of historic and projected losses by investees are considered in review. If the decline in fair value is determined to be other-than-temporary, an impairment loss is recorded and the investment is written down to a new carrying cost.

Inventory Valuation

      Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method for all inventories.

      The Group writes-down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated selling prices, which require assumptions about future demand for the Group’s products and related market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional write-downs may be required.

Valuation of Long-lived Assets

      The Group assesses the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include the following:

•	significant under-performance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the asset;

•	significant negative industry or economic trends; and

•	our market capitalization relative to net book value.

      Upon the existence of one or more of the above indicators of impairment, the Group tests such assets for a potential impairment. The carrying value of a long-lived asset is considered impaired when the anticipated future undiscounted cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated future cash flows discounted at a rate commensurate with the risk involved.

Goodwill

      Goodwill represents the excess of costs over the estimated fair value of identifiable net assets of businesses acquired. The Group adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” at April 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

      The Group has undertaken goodwill impairment testing to determine whether the goodwill was impaired and the extent of such impairment, if any. To accomplish this, the Group is required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. In estimating the fair value of the reporting unit, the Group used the valuation performed by a third-party valuer using the discounted cash flow methodology, and the selling price of the reporting units. When available and as appropriate, market multiples were used to corroborate discounted cash flow results. In applying this methodology, the Group rely on a number of factors, including actual operating results, future business plans, economic projections and market data. There was no indication that goodwill was impaired at March 31, 2004 and 2003 as the fair value of the reporting units (as determined using the valuation performed by a third-party valuer for the Corgi reporting unit and the selling price for the Hua Yang reporting unit) exceeded the carrying amount of the reporting unit (including goodwill).

      Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, from 10 to 30 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Group’s average cost of funds.

Deferred Taxes

      As part of the process of preparing the Group’s consolidated financial statements, management are required to estimate income taxes and tax bases of assets and liabilities in each of the jurisdictions in which the Group operates. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent it believes that recovery is not more likely than not, a valuation allowance must be provided.

Recent Accounting Pronouncements

      In December 2003, the FASB issued FIN 46 (revised December 2003). “Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. The Group will be required to apply FIN 46R to variable interests in Variable Interest Entities (“VIEs”) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date Fin 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. While the Group has evaluated the impact of applying FIN 46R, the Group does not believe it has an interest in any VIEs that are within the scope of this statement. Therefore, the application of this interpretation did not have a material effect on the Group’s consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The statement also includes required disclosures for financial instruments within its scope. The statement was generally effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the statement will be effective for the Group on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Group currently does not have any financial instruments that are within the scope of this statement.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

      The following table sets forth the current directors and executive officers of the Group.

Board of Directors (The “Board”)

Name	Age	Position

Peter A.J. Gardiner	68	Executive Chairman of the Board
Robert A. Theleen(2)	58	Vice-Chairman of the Board
Leo Paul Koulos(2)(3)	70	Director
Takaaki Ohya(1)(3)	66	Director
Gordon L.M. Seow	71	Director
Victor Yang(1)(2)(3)	58	Director
David Yu(1)	56	Director

Executive Officers

Name	Age	Position

Corporate
Peter A.J. Gardiner	68	Executive Chairman of the Board
Ken Fowler	44	Chief Financial Officer
Zindart Manufacturing
C. Richard Tong	48	President and Chief Executive Officer
K.H. Li	46	Vice President of Technical Services and Development
Yim To	51	Vice President of Operations
Franki Lee	46	Vice President of Marketing and Sales
Daisy Lee	36	Vice President of Finance and Administration
Corgi
George Volanakis	56	President and Chief Executive Officer
Colin Summerbell	52	U.K. Sales Director
James Cavanaugh	50	Vice President of U.S. Sales
David O’Neill	53	Vice President of U.S. Marketing
Trevor Hayes	57	Vice President of Global Product Development

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Governance Committee

      Peter A.J. Gardiner joined the Board in January 2000 and has served as Executive Chairman since October 2000. From March 1997 to August 1998, Mr. Gardiner was Chairman, Chief Executive Officer and a major shareholder of Veriflo Corporation, a leading manufacturer of semiconductor components. Mr. Gardiner received a Bachelor’s degree in Brewing and Industrial Fermentation from Heriot-Watt University.

      Robert A. Theleen joined the Board in January 1997, currently serves as Vice-Chairman and served as Chairman from January 1997 to September 2000. Mr. Theleen is the founder and Chairman of ChinaVest, a venture capital firm. Mr. Theleen is also a director of several ChinaVest portfolio companies. Mr. Theleen is a founding member of the executive committee of the Hong Kong-Taipei Business Cooperation Committee of the Hong Kong General Chamber of Commerce. Mr. Theleen received a Bachelor’s degree in International Relations from Duquesne University and a Master of Business Administration from the American School of International Management.

      Leo Paul Koulos joined the Board in March 1997. Prior to the sale of his company, Mr. Koulos was President and Chief Executive Officer of National Coupon Redemption Service, Inc., a national clearinghouse for manufacturers’ cents-off coupons and, served as Chairman and Chief Executive Officer of Coupon Processing Associates, Inc., of Texas, and its Mexican affiliate, Enlace Vital, S.A. de. C.V. Mr. Koulos is currently Chairman of International Data, LLC, its successor company. Mr. Koulos received a Bachelor’s degree from the University of San Francisco.

      Takaaki Ohya joined the Board in January 2003. Mr. Ohya served as Deputy Chairman and Deputy Chief Manager from 1984 to 2002 of Chekiang First Bank, Ltd., Hong Kong. Mr. Ohya had served in various other senior banking posts at the Dai-Ichi Kangyo Bank, Ltd., Japan (now MIZUHO FINANCIAL GROUP) 1963 and 1984. Mr. Ohya is Founder and Chairman of Asia Pacific Precious Metals Limited. Mr. Ohya received a Bachelor’s degree in Economics from Kyushu University.

      Gordon L.M. Seow joined the Board in March 1998. Mr. Seow is a director of two companies in Singapore, Hotel Properties Limited and Pacific Century Regional Developments Limited. Mr. Seow is a member of the advisory board of ChinaVest IV-B, one of ChinaVest’s venture capital funds. Mr. Seow was a director of Shell Eastern Petroleum (Pte) Limited, Singapore and retired from the company in 1987 after 30 years of service. He then joined the Singapore Ministry of Foreign Affairs in 1988 and served as Singapore’s Commissioner to Hong Kong from 1988 to 1994 and subsequently retired. Mr. Seow received a Barrister-At-Law degree from Lincoln’s Inn London.

      Victor Yang joined the Board in March 1998. Mr. Yang is a founding partner of and has practiced for over 20 years with the Canadian law firm Boughton Peterson Yang Anderson, Solicitors and manages the firm’s Hong Kong office. Mr. Yang has served as directors of various publicly listed companies in Canada, Singapore and Hong Kong. Mr. Yang is also a member of the law societies of British Columbia, Canada, Hong Kong and the United Kingdom. Mr. Yang received a Bachelor’s degree in Business and an L.L.B. in Law from the University of British Columbia.

      David Yu joined the Board in March, 2004. Mr. Yu is a Fellow of The Institute of Chartered Accountants in England and Wales, an Associate Member of the Hong Kong Society of Accountants and a Fellow of the Hong Kong Institute of Directors. Mr. Yu was a partner at an international accounting firm with extensive experience in corporate finance. Mr. Yu is a founder and director of Management Capital Limited, which specializes in direct investment and financial advisory activities. Mr. Yu currently serves as an independent non-executive director of various listed companies in Hong Kong. Mr. Yu received a Bachelor of Social Science from the Chinese University of Hong Kong.

      Ken Fowler joined the Group as Chief Financial Officer in September 2002. From January 2001 to September 2002, Mr. Fowler was Chief Financial Officer of DeliriumCyberTouch Corporation, a leading pan-Asian web solutions company with operations in five Asian countries. From February 2000 to January 2001, Mr. Fowler served as Senior Vice President Finance of Chinadotcom Corporation (Nasdaq symbol “CHINA”). Prior to Chinadotcom, Mr. Fowler spent seven years with SkyTel Corporation (“SkyTel”), a Nasdaq listed, international wireless messaging service provider (acquired by MCI Worldcom in October

1999). As head of finance for SkyTel’s international operations, Mr. Fowler managed the financial operations for 17 international operations based in Latin America, Asia, and Europe. His corporate finance responsibilities included spearheading acquisitions, joint venture development, capital financing efforts, and divestitures. Prior to SkyTel, Mr. Fowler spent almost 10 years in the audit and consulting arms of Price Waterhouse (now PriceWaterhouseCoopers) and Ernst & Young. At Ernst & Young, Mr. Fowler provided strategic management consulting services as well as operations and information systems consulting services. Mr. Fowler received a Masters of Business Administration degree from Vanderbilt University and a Bachelors of Accountancy degree from the University of Mississippi.

      C. Richard Tong joined the Group as President and Chief Executive Officer of Zindart Manufacturing in December 2001. Mr. Tong is in charge of the Group’s die-cast and injection-molded plastic OEM business. From November 1999 to September 2000, Mr. Tong was Chief Executive Officer of Magician Industries, a publicity listed company in Hong Kong serving the houseware market. Prior to Magician Industries, Mr. Tong held senior executive positions at Emerson Electric and Jebsen & Co. Mr. Tong received his undergraduate degrees in Chemical Engineering from Columbia University and Davidson College as well as a Masters degree in Chemical Engineering from Northwestern University and a Master of Business Administration from the Kellogg School of Management at Northwestern University.

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

      Yim To joined Zindart as Vice President of Operation in 2003. A native of Hong Kong, Mr. Yim began his career in production 31 years ago with Tyco HK Ltd. He has subsequently gained a wealth of experience in manufacturing and management with a number of companies, the last being Lung Cheong Toys Ltd. as Manufacturing Director.

      Franki Lee joined the Group in April 1987. and has served as Vice President of Marketing and Sales of Zindart Manufacturing since December 2001. Mr. Lee has 15 years experience in customer service and engineering of toys. Mr. Lee received a certificate of Mechanical Engineering from the Hong Kong Polytechnic University.

      Daisy Lee joined the Group in February 1999 and has served as Vice President of Finance and Administration of Zindart Manufacturing since April 2002. From May 2001 to April 2002, Ms. Lee served as Financial Controller of Zindart Manufacturing and Hua Yang. From March 1995 to November 1996, Ms. Lee served as Assistant Manager of Finance for HYPHCL. Ms. Lee is a qualified accountant in the United Kingdom and Hong Kong. Ms. Lee received a Bachelor degree of Business Administration degree from the Hong Kong Baptist University and a Master degree of Business Administration from University of Nottingham in the United Kingdom.

      George Volanakis joined Corgi in February 2004 as its President and Chief Executive Officer. From 1998 to 2002 Mr. Volanakis served as Executive Vice-President of Hasbro, Inc. and President of Hasbro International. From 1988 to 1998 Mr. Volanakis served as President and Chief Executive Officer of The Ertl Company, Inc. (“Ertl”) During that period he also served on the Board of Zindart. Prior to Ertl Mr. Volanakis served as Senior Vice-President of Marketing at Mattel, Inc., President and COO of Matchbox Toys USA, Inc. and President and COO of Playskool, Inc., then a division of the Milton Bradley Co. Inc. Mr. Volanakis began his career in the toy industry in 1969 with the Milton Bradley Co. where over a period of 15 years held positions of increasing responsibility including Vice-President of Sales and Marketing and Vice-President of Research and Development.

      Colin Summerbell joined Corgi in 1989 and the Group in 1999. Mr. Summerbell has served as United Kingdom Sales Director of Corgi since August 1995. Mr. Summerbell oversees the various duties of the Corgi sales department.

      James Cavanagh joined Corgi in February of 2004 as its Vice President of Sales. Prior to joining Corgi, Jim was Senior Vice President of Sales for the Hedstrom Corporation. Before joining Hedstrom, Jim served as Vice President of Sales, Director of Sales and National Sales Manager over an 8 year period for Ertl. Jim started his career in the toy industry in 1979 with Fisher Price Toys, where over an 11 year period held positions of increasing sales responsibility that included Key Account Manager and National Accounts Manager.

      David O’Neill joined Corgi in March of 2004 as Vice President of Marketing. Prior to joining Corgi, from 2003 to 2004 Mr. O’Neill was Director of Product Development, Preschool and Boys Toys for KB Toys, Inc. From 1996 to 2003 Mr. O’Neill held positions as Director of Hot Wheels and Director of Customer Marketing for the Arco Division of Mattel, Inc. In 1992 joined The Ertl Company as Director of Marketing — Promotional Product, and served in that capacity until 1996. Prior to joining Ertl, Mr. O’Neill held various positions, in Marketing, at Tyco, Hasbro and Mattel.

      Trevor Hayes joined Corgi in May 2003 as Vice President of Global Product Development. From 1999 to 2003 Mr. Hayes worked for Mattel in the USA as Director and later VP of Matchbox design and from 1990 to 1999 for Mattel Europe as Director of Design and Development. From 1984 to 1990, Mr. Hayes was Director of Design & Development — UK at Corgi. Prior to 1984, Mr. Hayes held a variety of positions in design and development at Matchbox Toys UK from 1964 to 1984. Trevor Hayes has over 40 years of experience in the design and development of toy and model products. Mr. Hayes received a Bachelors degree in Industrial Management from Danbury College in Essex.

Compensation

Compensation of Directors and Executive Officers

      For the year ended March 31, 2004, we paid an aggregate amount of compensation, including salary, bonus and other compensation, to our executive officers as a group equal to $4.0 million. This figure includes aggregate bonus payments of $569,963.

      Each non-employee director of the Company received a $30,000 fee for services as a board member for the year ended March 31, 2004. Directors could elect to receive some or all of this fee in shares of the Company’s common stock valued at the then current market price. Each non-employee director of the Company also received a fee of $1,000 for attendance at each committee meeting. In addition, each committee chairman received a $5,000 fee for service as chairman for the year ended March 31, 2004. An aggregate of $179,037 was paid (in the form of cash) to the non-employee directors as a group for board and committee service during the year ended March 31, 2004.

      Directors who are employees of the Company do not receive any remuneration for service as members of the Board or its committees.

      See the table in the section below entitled “Share Ownership” for details regarding options granted to the named executive officers.

Certain Employment Contracts

      On October 1, 2000, Zindart Limited, a corporation organized under the laws of Bermuda and an indirect wholly-owned subsidiary of the Company (“Zindart Bermuda”) entered into an employment agreement with Peter A.J. Gardiner. The employment agreement provides that Mr. Gardiner will serve as the Chief Executive Officer of Zindart Bermuda and perform such duties as determined by the Board for a base salary of $300,000 per year plus a performance-based annual bonus. Pursuant to the employment agreement, the Board retains the discretion to increase Mr. Gardiner’s base salary at any time and in any amount as it so decides in its sole discretion. On June 2003, the Board approved that Mr. Gardiner’s base salary be increased to $400,000 annually from $300,000 annually effective April 1, 2003. In addition, effective October 31, 2000, Mr. Gardiner was granted options to purchase 500,000 ADSs representing 500,000 Shares of the Company, with 120,000 of the ADSs vesting immediately upon the grant. Of the remaining 380,000 ADSs, one third vests on October 31, 2001 and the remaining two-thirds vest monthly over the following two year period. Zindart

Bermuda may terminate Mr. Gardiner’s employment with or without “cause” as defined in the employment agreement. However, if Zindart Bermuda terminates Mr. Gardiner without “cause,” Zindart Bermuda must pay him severance equal to one full year of his base salary.

      The Company entered into an employment agreement with Ken Fowler on September 25, 2002. The employment agreement provides that Mr. Fowler will serve as the Chief Financial Officer of the Group. The employment agreement has no fixed term and is terminable by three months’ notice from Mr. Fowler or the Company.

      The Company entered into an employment agreement with C. Richard Tong on December 17, 2001. The employment agreement provides that Mr. Tong will serve as the President and Chief Executive Officer of Zindart Manufacturing. The employment agreement has no fixed term and is terminable by three months’ notice from Mr. Tong or the Company.

      Corgi UK entered into an employment agreement with George Volanakis on February 15, 2004. The employment agreement provides that Mr. Volanakis will serve as the President and Chief Executive Officer of Corgi. The employment agreement will terminate on the second anniversary of the date thereof and is terminable by three months’ notice from Mr. Volanakis. Corgi UK may terminate Mr. Volanakis’s employment with or without “cause” as defined in the employment agreement.

Board Practices

      All members of the Board serve a one-year term. Please see “Directors and Senior Management” above for information regarding the tenure of the current board members. The company has not entered into service contracts with any members of the Board that provide benefits upon termination of employment.

      The business and affairs of the Group are managed under the direction of the Board. The Board monitors the overall performance of the Group and oversees strategic planning. The Board also monitors the Group’s financial controls and reviews and ratifies the selection and compensation of senior executives. During the year ended March 31, 2004, the Board held six meetings. During the year ended March 31, 2004, each Board member attended 75% or more of the aggregate number of meetings of the Board that were held during the period for which he or she was a director. The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee.

      The Audit Committee meets with the Group’s independent auditors at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent auditors to be retained; oversees the independence of the independent auditors; evaluates the independent auditors’ performance; reviews the Group’s internal accounting procedures and reports to the Board with respect to other auditing and accounting matters, including the selection of the Group’s independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of the Group’s independent auditors. The Audit Committee is currently composed of three members: Mr. Yu, Mr. Ohya and Mr. Yang. Mr. Iain Gray served on the Audit Committee until October 17, 2003, when he resigned from the Board and the Audit Committee. On March 23, 2004, Mr. Yu was appointed to the Board and the Audit Committee. All members of the Audit Committee meet the independence and financial literacy requirements of the Nasdaq Stock Market (“Nasdaq”) and Mr. Yu satisfies the applicable Nasdaq financial experience requirements. In addition, the Board has determined that David Yu qualifies as an “audit committee financial expert” (as defined in the instructions to Item 16A of Form 20-F). The Audit Committee met four times during the year ended March 31, 2004 and all directors who were members of the Audit Committee at the time of such meetings were present.

      The Compensation Committee makes recommendations concerning salaries and incentive compensation, administers and awards stock options to employees and consultants under the Company’s stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee is composed of three members: Mr. Koulos, Mr. Theleen and Mr. Yang. The Compensation Committee met five times and acted by written consent one time during the year ended March 31, 2004 and all directors who were members of the Compensation Committee were present at all such meetings.

      The Nominating and Governance Committee oversees all aspects of the Company’s corporate governance functions on behalf of the Board; makes recommendations to the Board regarding corporate governance issues; identifies, reviews and evaluates candidates to serve as directors of the Company; reviews and evaluates incumbent directors and serves as a focal point for communication between director candidates, non-committee directors and the Group’s management. The Nominating and Governance Committee also selects or recommends to the Board for selection candidates to the Board and makes other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation. The Nominating and Governance Committee is composed of three members: Mr. Yang, Mr. Ohya and Mr. Koulos. All members were appointed to the Nominating and Governance Committee on March 12, 2004. The Nominating and Governance Committee met once during the year ended March 31, 2004 and Mr. Yang and Mr. Ohya were present.

Employees

      At March 31, 2004 and excluding discontinued operations, the Group employed 11,175 persons, of whom approximately 10,069 were production workers, 610 were administrative staff, 38 were sales and marketing staff, and 458 were engineering and technical personnel. Employee information with respect to the Group’s business and geographical segments is presented below:

	Zindart
	Manufacturing	Corgi	Corporate	The Group

PRC	11,040	—	—	11,040
Hong Kong	59	4	3	66
United Kingdom	—	51	—	51
United States of America	—	17	1	18

	11,099	72	4	11,175

      In connection with the Dongguan Facility, the Group also entered into a subcontract processing agreement with a local industrial development authority, which provides the Group with a labor pool for certain production needs.

      Substantially all of the Group’s production workers are young women and men who come from various rural provinces in the PRC for the purpose of working for wages higher than are available in such rural regions. These production workers typically work for the Group for two to five years and then return to their communities. In addition, approximately 5%-10% of the production workers do not return to the Group each year after the Chinese New Year holiday, and the Group must hire replacements.

      As is customary for employers in the PRC, the Group’s production facilities include housing facilities for production workers. The Group is committed to providing good working and living conditions for its production workers in the PRC. To that end, the Group has adopted Code of Conduct relating to human rights, including a prohibition on use of child labor. In addition, the Group has adopted guidelines that address worker safety, wages, hours and statutory holidays.

      The Group’s employees are not unionized, and the Group has not experienced any labor strike.

Share Ownership

      The Company has a stock-based compensation plan, under which non-qualified stock options may be granted to certain directors and employees. The following table sets forth information concerning individual grants of stock options made during the year ended March 31, 2004 to the named executive officers. No directors received any stock options for serving on the Board during the year ended March 31, 2004.

	Number of
Name	Options Granted	Exercise Price($)(1)	Expiration Date(1)

Peter A.J. Gardiner	20,534(2)	4.87	Jun 19, 2013
Yim To	15,000(3)	6.82	Mar 12, 2014
Franki Lee	15,000(4)	4.87	Jun 19, 2013
Daisy Lee	15,000(4)	4.87	Jun 19, 2013
George Volanakis	100,000(5)	5.50	Mar 29, 2014
James Cavanaugh	50,000(6)	5.50	Mar 29, 2014
David O’Neill	40,000(6)	5.50	Mar 29, 2014

(1)	All options described above have a term of ten years and an exercise price equal to the closing price of the ADSs, on the trading date immediately prior to the date of grant.

(2)	The option vests over a four years period subsequent to the date of grant in accordance with the terms of the original Notice of Stock Option Grant, which was accelerated in full on March 11, 2004.

(3)	The option vests with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, March 12, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through March 12, 2008.

(4)	The options vest over a four-year period subsequent to the date of grant.

(5)	The option vests with 50% of the ADSs subject to the option vesting on the first anniversary date of grant, March 29, 2005, and the remaining 50% of the ADSs vesting on December 31, 2005.

(6)	The options vest with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, March 29, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through March 29, 2008.

      The following table sets forth, as of March 31, 2004, information concerning ADSs held by, and stock options granted to, the Company’s directors and named executive officers.

	ADS/Share Ownership		Options Held

Name	Number	% of Outstanding	Number	Exercise Price($)	Expiration Date

Peter A.J. Gardiner	—	—	100,000	2.50	Oct 31, 2010
			20,000	2.50	Oct 31, 2010
			380,000	2.50	Oct 31, 2010
			20,534	4.87	Jun 19, 2013
Robert A. Theleen	4,000	*	19,481	1.54	Sep 4, 2012
Leo Paul Koulos	1,000	*	10,000	6.75	May 15, 2007
			10,000	6.75	Dec 15, 2008
			10,000	6.875	Jan 21, 2010
			19,481	1.54	Sep 4, 2012
			30,000	3.03	Jan 20, 2013
Takaaki Ohya	—	—	2,475	3.03	Jan 20, 2013
Gordon L.M. Seow	46,981	*	10,000	6.75	May 15, 2007
			7,500	6.75	Dec 15, 2008
			10,000	6.875	Jan 21, 2010
Victor Yang	10,000	*	5,000	6.75	May 15, 2007
			5,000	6.75	Dec 15, 2008
			10,000	6.875	Jan 21, 2010
Ken Fowler	—	—	100,000	1.51	Sep 25, 2012
C. Richard Tong	50,000	*	50,000	1.80	Dec 17, 2011
K.H. Li	5,865	*	5,000	6.75	Dec 15, 2008
			5,000	6.875	Jan 21, 2010
			7,500	1.5625	Jan 11, 2011
Yim To	—	—	15,000	6.82	Mar 12, 2014
Franki Lee	—	—	15,000	4.87	Jun 19, 2013
Daisy Lee	—	—	15,000	4.87	Jun 19, 2013
George Volanakis	—	—	100,000	5.50	Mar 29, 2014
Colin Summerbell	—	—	20,000	1.5625	Jan 11, 2011
James Cavanaugh	—	—	50,000	5.50	Mar 29, 2014
David O’Neill	—	—	40,000	5.50	Mar 29, 2014

*	Less than 1%

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

      The following table sets forth beneficial ownership of the Company’s outstanding shares at May 17, 2004 by each person known by the Company to own beneficially more than 5% of the outstanding shares.

	Number of Shares	Percentage of Shares
Name of Beneficial Owner	Beneficially Owned	Outstanding(%)(1)

ChinaVest Partners IV and associated entities(2)	2,087,252	22.6
Gruber & McBaine Capital Management LLC and associated entities(3)	1,258,760	13.6
Heartland Advisors, Inc.(4)	1,145,800	12.4
Peter A.J. Gardiner(5)	520,534	5.3

(1)	Based on 9,239,218 shares outstanding on May 17, 2004.

(2)	Based on a Schedule 13D filed on January 15, 2004, ChinaVest Partners IV, a Delaware limited partnership (“Partners”) and ChinaVest IV, L.P., a Delaware limited partnership (“IV”) have sole and shares voting power over 2,087,252 Shares, of which 1,755,104 Shares are registered in the name of IV, 247,868 Shares are registered to ChinaVest IV-A, L.P., a Delaware limited partnership (“IV-A”) and 84,280 Shares are registered to ChinaVest IV-B, L.P., a Bermuda limited partnership (“IV-B”). Partners is the general partner of IV and IV-A, and ChinaVest Management Limited, a Bermuda corporation and affiliate of Partners is the general partner of IV-B. The address for Partners is c/o 19/F Dina House, 11 Duddell Street, Central, Hong Kong. The address for IV is c/o The Prentice Hall Corporation Systems, Inc., 32 Lookerman Square, Suite L-100, Dover, Delaware 19901.

(3)	Based on the Schedule 13G filed on February 13, 2004, Gruber & McBaine Capital Management LLC (“GMCM”), Jon D. Gruber (“Gruber”), J. Patterson McBaine (“McBaine”), and Eric B. Swergold (“Swergold”) beneficially own and have shared voting power with respect to 1,258,760 Shares and Lagunitis Partners (“Lagunitis”) beneficially own and have shared voting power with respect to 545,800 Shares. Pursuant to the 13G, Gruber also has sole voting authority for an additional 205,140 Shares, and McBaine also has sole voting authority for an additional 157,950 Shares. GMCM is a registered investment advisor. Gruber and McBaine are managers, controlling persons and portfolio managers of GMCM. Lagunitis is an investment limited partnership of which GMCM is the general partner. The address for GMCM, Gruber, McBaine, Swergold and Lagunitis is 50 Osgood Place, Penthouse, San Francisco, California 94133.

(4)	Based on the Quarterly Report on Form 13F for the quarter ended March 31, 2004, filed on May 15, 2003 by Heartland Advisors, Inc. The address of Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202.

(5)	Includes 520,534 ADSs issuable upon exercise of options within 60 days after the date of this table with respect to Mr. Gardiner. The percentage of shares outstanding is based on 9,239,218 shares outstanding on May 17, 2004, plus the 520,534 ADSs issuable upon exercise of Mr. Gardiner’s options.

      The Company’s major shareholders do not have voting rights that are different from other shareholders. Of the 9,022,568 shares outstanding at March 31, 2004, 9,022,567 were held in the form of ADSs, which are traded on the Nasdaq National Market under the symbol “ZNDT. “At March 31, 2004, entities affiliated with ChinaVest beneficially owned 22.6% of the Company’s outstanding stock, and accordingly, may be viewed as having a controlling interest in the Company. Otherwise, the Company is not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person.

Related Party Transactions

      As of March 31, 2004, the Company had notes payable to officers, directors or shareholders in the aggregate principal amount of $370,000. These notes are interest bearing at 6%, which is automatically increased to 10% per annum, compounded monthly, in the event that the notes are not repaid on maturity date and are expected to be repaid within one year. The notes are classified as short-term debt of the Group.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

      See Item 18 of this Annual Report.

Legal Proceedings

      The Company is subject to pending claims and litigation. A lawsuit was filed by Alcone Marketing Group, Inc. (“Alcone”) against the Company for breach of written contract, breach of express warranty, breach of implied warranty, contractual indemnification, implied indemnification, negligent interference with contractual and economic relations and declaratory relief. Alcone is the marketing agent for large consumer goods companies, such as Burger King. In a series of promotions for Burger King, the Company substantially performed under the purchase orders but executed a contract proffered by Alcone after substantial performance anyway, after excising several provisions. Several offensive provisions, including a comprehensive indemnity and consent to jurisdiction in the U.S. were not excised before executing and sending the contract to Alcone and if found to be binding upon the Company, would expose the Company to substantial damages.

      Several of the manufactured items were recalled by Burger King. Alcone claimed damages under the indemnity provisions of the agreement. At the reporting date, no judgment had been handed out in the Alcone case. In May 2004, the parties agreed to a final settlement of all claims for a total cash payment of $750,000. The payment was fully accrued as a current liability on the March 31, 2004 consolidated balance sheet.

Dividend Policy

      While the Group may pay dividends in the future, the Group currently intends to retain substantially all of its earnings for expansion of its operations in accordance with its business strategy. The Group did not declared a cash dividend or other dividend during the year ended March 31, 2004.

Significant Changes

      In May 2004, the Group completed the sale of Hua Yang for gross consideration of $24.25 million, less indebtedness of $10.0 million, resulting in net cash consideration of approximately $14.25 million. Proceeds from the sale were used partially to pay certain vendor liabilities of the Group. The Group will retain the remaining proceeds for working capital and future projects.

Item 9.	The Offer and Listing

Historical Share Price Information

      The annual high and low market prices for the Company’s American Depositary Shares for the fiscal year ended March 31, 2004 were $10.30 and $3.50; for the year ended March 31, 2003 were $4.09 and $1.00; for the year ended March 31, 2002 were $3.42 and $1.06; for the year ended March 31, 2001 were $4.62 and $0.94; and for the year ended March 31, 2000 were $14.50 and $4.00. There is no public market for the Company’s Ordinary Shares.

      The tables below set forth the high and low market prices for the Company’s American Depositary Shares for each quarter for the year ended March 31, 2004 and 2003.

	High	Low

Year ended March 31, 2004
First Quarter	$6.25	$3.50
Second Quarter	$7.39	$5.75
Third Quarter	$10.30	$6.40
Fourth Quarter	$8.14	$5.30
Year ended March 31, 2003
First Quarter	$2.60	$1.74
Second Quarter	$1.96	$1.00
Third Quarter	$3.50	$1.41
Fourth Quarter	$4.09	$2.81

      The monthly high and low market prices for the most recent six months for the year ended March 31, 2004 were $8.02 and $5.30 in March 2004, $8.10 and $6.66 in February 2004, $8.14 and $6.43 in January 2004, $9.48 and $6.57 in December 2003; $9.55 and $7.67 in November 2003 and $10.30 and $6.40 in October 2003.

Markets

      The Company’s ADSs have been listed on the Nasdaq National Market since February 1997. The ADSs are traded on the Nasdaq National Market under the symbol “ZNDT.”

Item 10.	Additional Information

Memorandum and Articles of Association

      The information contained under the heading “Memorandum and Articles of Association” in Item 10 of the Company’s Annual Report on Form 20-F for the Fiscal Year ended March 31, 2003 is incorporated by reference herein in its entirety.

Material Contracts

      No material contracts, other than contracts entered into in the ordinary course of business, were entered into or existed during the year ended March 31, 2004 and 2003.

Exchange Controls

      The Company was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance in July 1977. The Company is therefore governed by and subject to the provisions of Hong Kong law.

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

      The rights and liabilities of the shareholders of the Company are governed by the Companies Ordinance, the Memorandum of Association of the Company and the Articles of Association of the Company. Under Hong Kong law, shareholders are liable to pay the full purchase price of shares or ADSs registered in their name, but are not otherwise subject to liabilities vis-à-vis the Company in their capacity as shareholders.

Taxation

      The following discussion under “Hong Kong Taxation” generally summarizes the material Hong Kong tax consequences of an investment in the Shares or ADSs and the material Hong Kong taxes applicable to the Group’s operations in Hong Kong. The discussion under “United States — Federal Income Tax Considerations” generally summarizes certain United States federal income tax consequences of an investment in the Shares or ADSs. The discussion under “PRC Taxation” generally summarizes the material PRC taxes applicable to the Group’s investment in the PRC. The discussion under “United Kingdom Taxation” generally summarizes the material United Kingdom taxes applicable to the Group’s investment in the United Kingdom. The summaries do not address all the possible tax consequences relating to an investment in the Shares or ADSs and do not purport to address the tax consequences applicable to all categories of investors, some of which may be subject to special rules. In particular, the discussion does not address the tax consequences under state or local law or the laws of countries other than Hong Kong, the U.S., the PRC and the U.K. Accordingly, an investor is urged to consult its own tax advisor regarding the particular tax consequences to such investor of an investment in the Shares or ADSs. The following summaries are based upon laws and relevant interpretations thereof in effect at the date of this Annual Report, all of which are subject to change, possibly with retroactive effect.

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

      Profits tax is levied at the rate of 17.5% for corporations and 15.5% for unincorporated entities. Generally speaking, business losses may be carried forward indefinitely to be offset against future profits of the Group.

Capital Gains/ Taxation of Dividends

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

Estate Duty

      Estate duties are imposed upon the value of properties situated in Hong Kong that pass to a person’s estate upon his or her death. In general, ADSs or Shares that are registered outside Hong Kong are not regarded as properties situated in Hong Kong for estate duty purposes.

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

United States Federal Income Tax Considerations

      The following is a summary of certain United States federal income tax considerations relevant to U.S. Holders, as defined below, who own Shares or ADSs. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and foreign persons, or to persons that hold Shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the U.S. dollar, or persons treated as owning 10% or more of the voting power of the Group’s Shares, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or foreign tax considerations. This summary assumes that investors hold their Shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. Each investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the ownership and disposition of Shares or ADSs.

General

      For purposes of this summary, a U.S. Holder is a beneficial owner of Shares or ADSs that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created in or organized under the law of the United States or any State or political subdivision thereof;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

•	a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

•	a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day, and elected to continue to be so treated.

      The Group will be treated as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. Based on its current and projected income, assets, and activities, the Group presently does not believe that it is a PFIC. This is, however, a factual determination that is made on an annual basis.

      In addition, the Group will be treated as a “controlled foreign corporation” (a “CFC”) if in the aggregate 10% U.S. Holders own more than 50% of the voting power or the value of the Group’s equity. A “10% U.S. Holder” is a U.S. Holder who owns 10% or more of the voting power of the Group’s equity. Complex attribution rules apply in determining whether a person is treated as a 10% U.S. Holder and whether 10% U.S. Holders in the aggregate own more than 50% of the voting power or the value of the Group. Although the Group presently does not believe that it is a CFC, the principles for applying these tests are not entirely clear and this determination is based on factors beyond the Group’s control such as the identity of the Group’s shareholders, and in the case of the Group’s shareholders treated as pass-through entities for United States federal income tax purposes, the identity of the owners of such entities. Accordingly, the Group cannot assure U.S. Holders that it is not or will not become a CFC.

      The discussion below under “Dividends” and “Sale or Other Disposition of Shares or ADSs,” assumes that the Group will not be subject to treatment as a PFIC or as a CFC for United States federal income tax purposes.

      For United States federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of a proportionate interest of the Shares held by the depositary that is represented by an ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holders’ proportionate interest in the underlying Shares. A U.S. Holder’s tax basis in the withdrawn shares will be the same as the tax basis in the ADS surrendered in exchange therefore, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADS.

Dividends

      Any cash distributions paid by the Group out of its earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by the Group in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Shares or ADSs, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in HK dollars will be includible in income in a U.S. dollar amount based on the U.S. dollar — HK dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of HK dollars into U.S. dollars. Dividends received on shares or ADSs will not be eligible for the dividends received deduction allowable to United States corporations.

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

Sale or Other Disposition of Shares or ADSs

      A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of Shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Shares or ADSs, as each is determined in U.S. dollars. Any such gain or loss will be long-term if the Shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. If a U.S. Holder receives HK dollars for any such disposition, such U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of the HK dollars to U.S. dollars.

PFIC Considerations

      If the Group were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the Shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the Shares or ADSs and (ii) any “excess distribution” paid on the shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by the Group in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to it if the Group is or becomes a PFIC, as well as certain elections that may be available to such holder in order to mitigate such consequences.

Controlled Foreign Corporation Considerations

      If the Group were to be classified as a CFC, a 10% U.S. Holder would be required to include in income its pro rata share of “Subpart F income” of the Group, which generally includes income of a passive nature such as dividends and interest, whether or not the Group pays dividends, and would be subject to special rules on the disposition of Shares or ADSs that may treat all or a portion of any gain as ordinary income. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if the Group is or becomes a CFC.

PRC Taxation

      The following discussion summarizes the taxes applicable to the Group’s investment in the PRC under PRC law:

Income Tax

      The Group’s investment is subject to the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises (“the Foreign Investment Enterprise Tax Law”). Pursuant to the Foreign Investment Enterprise Tax Law, Sino-foreign equity and contractual joint venture enterprises are generally subject to an income tax at a rate of 33%, which is comprised of a state tax of 30% and a local tax of 3%. The production joint venture established in the open coastal area of Mainland China is subject to Mainland Chinese income tax at a rate of 27% (24% state income tax and 3% local income tax), while the joint venture established in a special economic zone in Mainland China is subject to Mainland Chinese income tax at a rate of 15%. The Foreign Investment Enterprise Tax Law generally exempts Sino-foreign equity and contractual joint venture enterprises engaged in production with an operating period of more than ten years from state and local income taxes for two years starting from the first profitable year of operations after offsetting prior years’ losses, followed by a 50% reduction in income tax rate for the next three years.

      The tax exemption period of Dongguan Xinda started on January 1, 1999 and expired on December 31, 2000. It was subject to PRC state income tax at the rate of 12% for the three months ended March 31, 2001 and the years ended March 31, 2002 and 2003. For the year ended March 31, 2004, Dongguan Xinda is subject to state income tax at the rate of 12% from April 1, 2003 to December 31, 2003 and at the rate of 15% (12% state income tax and 3% local income tax) from January 1, 2004 to March 31, 2004, as it is expected that it will qualify as an export oriented enterprise.

      The tax exemption period of Shenzhen Hua Yang expired on December 31, 1997 and it was subject to PRC state income tax at the rate of 7.5% for the nine months ended December 31, 2000. Starting from January 1, 2001, it has been subject to PRC state income tax at the rate of 15%.

Value-Added Tax (“VAT”)

      Effective January 1, 1994, all goods produced or processed in the PRC, other than real property and goods produced or processed for export, are subject to a new VAT at each stage or sale in the process of manufacture, processing and distribution through the sale to the ultimate consumer of the goods. The new basic output VAT rate for the Group is 17% of the sale price of the item except items such as books and magazines is 13% instead of 17%. Generally, the seller of the goods adds 17% to the sale price of the item and collects the applicable amount of output VAT through the sale of the item. The amount of the seller’s output VAT liability payable to the Tax Bureau is calculated as the amount of sales multiplied by the applicable output VAT rate. The amount of the seller’s VAT liability may be reduced by the set off of the input VAT incurred in the purchase of materials, parts and other items by the seller which are used in producing the goods.

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

Taxation of Dividends from the PRC

      Although the Foreign Investment Enterprise Tax Law provides that certain remittances of foreign exchange earnings from the PRC are subject to PRC withholding tax, dividends received by a foreign investor from its foreign investment enterprise are currently exempt from withholding tax. The Group’s PRC subsidiaries are qualified as foreign investment enterprises, so withholding tax is exempted on dividends paying out to the Group from these subsidiaries.

Taxation of Disposition of Interest in PRC Subsidiaries

      In the event that the Group transfers its interest in its PRC subsidiaries, the amount received in excess of its original capital contribution would be subject to PRC withholding tax currently at the rate of 10%.

      In the event that the Group’s PRC subsidiaries are liquidated, the portion of the balance of their assets or remaining property, after deducting undistributed profits, various funds and liquidation expenses, that exceeds the Group’s paid-in capital would be treated as income from liquidation, which would be subject to income tax at the same rate that would apply to the Group’s income as described under “Income Tax”.

United Kingdom Taxation

      The following discussion summarizes the taxes applicable to the Group’s investment in the United Kingdom under United Kingdom law:

      The U.K. statutory corporation tax rate is 30%. The U.K. group companies are able to claim and surrender tax losses between them under the U.K. group’s relief provisions. As such, deductible interest expenses incurred within the U.K. parent company can be offset against taxable trading profits earned by trading entities within the U.K. group only in the same year.

      The accounts and computations of the U.K. entities contain relatively significant amounts in respect of intra-group flows, including funding. Were the U.K. Inland Revenue to successfully secure adjustments to the returns under the U.K.’s transfer pricing legislation, the U.K. group’s tax position would be adversely affected, with a consequential increase in the effective tax rate applicable to the U.K. group. Were the U.K. tax authority not to accept the recent change of the U.K. group’s functional currency to US dollars, a tax liability of approximately $2.2 million would be levied on foreign exchange gain in the U.K.

Documents on Display

      Reports and other information filed by us may be inspected and copied at the Public Reference Section of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC also makes electronic filings publicly available on the Internet. The SEC’s Internet address is http://www.sec.gov. Our ADSs are quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

      The Group had $13.2 million in variable rate debt outstanding at March 31, 2004. The Group does not currently hedge its interest rate exposure. Based on its current level of variable rate debt, the Group believes that its financial position, results from operations and cash flows would not be adversely affected if the applicable interest rate were increased one percent.

Raw Materials Price Risk

      If worldwide oil prices or zinc prices rise, the Group’s cost of sales could be expected to rise due to the related increase in the cost of petroleum-based products including plastic resins. The gross margin impact of such an increase in cost of sales could be partially offset by related price increases on new products introduced to the market by the Group.

Foreign Currency Exchange Rate Risk

      The Group is exposed to risk from changing foreign currency exchange rates. The Group’s sales are denominated either in U.S. dollars, GBP, HK dollars or Euros. The majority of the Group’s expenses are denominated in HK dollars, followed by RMB, GBP, Euros and U.S. dollars. The Group is subject to a variety of risks associated with changes among the relative value of the U.S. dollar, GBP, Euro, HK dollar and RMB. For the years ended March 31, 2004, 2003 and 2002, the Group has entered into certain foreign currency forward contracts in order to settle trade payable denominated in foreign currencies. Any material increase in the value of the HK dollar, RMB, GBP or Euro relative to the U.S. dollar would increase the Group’s expenses and therefore would have a material adverse effect on the Group’s business, financial condition and results of operations.

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

      The fair value of net derivative financial instruments (derivative assets less derivative liabilities) as of March 31, 2004 was US$869,000. The Group primarily uses foreign currency forward contracts to minimize the risk of loss resulted from fluctuations in foreign currency exchange rates. The fair value of the derivative financial instruments as of March 31, 2004 mainly represents the appreciation of the market exchange rate of GBP against U.S. dollars over the forward rates to purchase U.S. dollars under the forward exchange contract. For additional information on our derivatives, please refer to Note 19 of the Notes to Consolidated Financial Statements.

      The table below summarizes and presents the information in U.S. dollars equivalents on the Group’s derivative financial instruments and other instruments that are sensitive to foreign currency exchange rates, including bank and cash balances, debt and capital lease obligations that are denominated in currencies other than U.S. dollars, and foreign currency forward exchanges.

	Expected Maturity Date

	Within 1 Year	1-3 Years	3-5 Years	Total	Fair Value

	(In thousands)
Bank and cash balances	$2,202	$—	$—	$2,202	$2,202
Debt obligations	17,177	—	—	17,177	17,177
Capital leases obligations	1,418	2,664	868	4,950	4,950
Foreign exchange contracts:
Sell GBP	6,450	—	—	6,450	(660)
Average contractual exchange rate	US$/GBP 1.65
Sell HKD	300	—	—	300	—
Average contractual exchange rate	HK$/US$ 7.77
Buy EUR	2,860	—	—	2,860	(159)
Average contractual exchange rate	US$/EUR 1.30
Buy CHF	1,077	—	—	1,077	(50)
Average contractual exchange rate	CHF/US$ 1.21

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

      Under the terms of the RBS Loan, the Group is required to comply with various restrictive financial covenants imposed by the RBS. The Group was in violation of one of the financial covenants at March 31, 2004. In May 2004, the Group obtained a letter from RBS acknowledging its non-compliance with this financial covenant at March 31, 2004. The RBS Loan requires repayment in quarterly installments of principal and interest through March 31, 2005. At least one financial covenant appears to have been breached for the quarter ended June 30, 2004. If such breach is deemed to occur, RBS is entitled to declare the loan immediately due and payable. The Group believes that it has sufficient current liquid assets to pay the loan should RBS enforce its rights.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

      Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2004, our Executive Chairman and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.

      The Group believes that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. The Group’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Executive Chairman and the Chief Financial Officer have concluded that these controls and procedures are effective at the “reasonable assurance” level.

Changes in Internal Controls

      There were no significant changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The Group has refined, and intends to continue to refine, its internal controls on an ongoing basis with a view towards continuous improvements.

      Management and KPMG, the Group’s independent registered public accounting firm, have reported to its Audit Committee certain matters involving internal controls that KPMG considers to be material weaknesses or reportable conditions under standards established by the American Institute of Certified Public Accountants. Although none of the individual internal control weaknesses are considered material, a material weakness is presumed to exist due to the number of reportable conditions. The identified reportable conditions relate to adequacy of documentation retained to support accounting entries and certain judgmental accounting areas; inadequate internal review on supporting calculations/schedules for journal entries; insufficient integrated computerized accounting systems; accurate recording of routine transactions; appropriateness and consistency of application of accounting estimates, including management’s monitoring controls designed to detect errors; and timely computation of current and deferred tax liabilities.

Item 16A.	Audit Committee Financial Expert

      The Board has determined that David Yu qualifies as an “audit committee financial expert” (as defined in the instructions to Item 16A of Form 20-F) serving on the Audit Committee.

Item 16B.	Code of Ethics

      The Group has developed a Business Ethics and Compliance Policy that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as all other employees, officers and directors of the Group. A copy of the Group’s Business Ethics and Compliance Policy will be available on the Group’s website at www.zindart.com after the Policy is approved by the Board in fall 2004.

Item 16C.	Principal Accountant Fees and Services

	Year Ended
	March 31,

	2003	2004

	(In thousands)
Audit fees billed(1)	194	154
Tax fees billed(2)	27	4
All other fees billed(3)	—	12

Total	221	170

(1)	These are fees for professional services performed by KPMG for the audit of the Group’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

(2)	These are fees for professional services performed by KPMG’s tax division except those related to the audit and includes tax compliance, tax advice and tax planning.

(3)	These are fees for all other services received from KPMG except those separately defined above.

      The Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services, except that fees relating to the Group’s year-end audit remain subject to final agreement between the Group and KPMG. The Audit Committee approved all of the non-audit services relating to the fees listed above for the fiscal year ended March 31, 2004.

Item 16D.	Exemption from the Listing Standards for Audit Committees

      Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      Not applicable.

PART III

Item 18.	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Zindart Limited:

      We have audited the accompanying consolidated balance sheets of Zindart Limited and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive (loss)/income, stockholders’ equity, and cash flows for each of the years in the three year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zindart Limited and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

August 19, 2004 Hong Kong

ZINDART LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2004 and 2003

	Note	2004	2003

		(In thousands,
		except share data)
ASSETS
Current assets:
Cash and cash equivalents		$1,539	$1,973
Available-for-sale investments	3	63	380
Trade accounts receivable, net	4	17,755	24,313
Inventories	5	14,166	15,808
Prepaid expenses and other current assets		4,361	4,962
Loan receivable, current portion	6	260	625
Deferred tax assets	14	1,003	368
Assets of discontinued operations	2	31,712	—

Total current assets		70,859	48,429
Property, plant, and equipment, net	7	22,277	29,574
Land use rights, net	8	1,109	1,135
Loan receivable, non-current portion	6	—	208
Deferred tax assets	14	1,571	1,241
Goodwill	9	35,726	45,234

Total assets		$131,542	$125,821

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	10	$9,774	$11,543
Current installments of long-term debt	11	2,208	4,395
Current installments of obligations under capital leases	12	498	701
Trade accounts payable		14,425	15,221
Receipts in advance		1,380	1,130
Accrued expenses	13	11,505	14,045
Income taxes payable	14	2,662	2,416
Liabilities of discontinued operations	2	18,068	—

Total current liabilities		60,520	49,451
Long-term debt, excluding current installments	11	—	1,895
Obligations under capital leases, excluding current installments	12	701	1,693
Deferred tax liabilities	14	361	666

Total liabilities		61,582	53,705

Minority interests		1,770	1,542

Stockholders’ equity:
Common stock, $0.0646 (equivalent of HK$0.50) par value; authorized 15,000,000 shares; issued and outstanding 9,022,568 shares in 2004 and 8,834,125 shares in 2003	15	583	571
Additional paid-in capital		38,997	38,634
Retained earnings		26,693	32,002
Accumulated other comprehensive income (loss)		1,917	(633)

Total stockholders’ equity		68,190	70,574

Total liabilities and stockholders’ equity		$131,542	$125,821

See accompanying notes to consolidated financial statements.

ZINDART LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive (Loss) Income

Years ended March 31, 2004, 2003 and 2002

	Note		2004	2003	2002

			(In thousands, except share data)
Net sales	22	(a)	$95,819	$83,357	$92,481
Cost of goods sold			(65,300)	(52,413)	(64,231)

Gross profit			30,519	30,944	28,250
Selling, general, and administrative expenses			(32,531)	(27,729)	(32,266)
Amortization of goodwill			—	—	(1,376)

Operating (loss) income	22	(b)	(2,012)	3,215	(5,392)
Other (expense) income:
Interest income			39	111	240
Interest expense			(905)	(1,372)	(1,997)
Other (loss) income			(130)	(145)	42

(Loss) income before income taxes and minority interests	14		(3,008)	1,809	(7,107)
Income tax (expense) benefit	14		(121)	(145)	470

(Loss) income before minority interests			(3,129)	1,664	(6,637)
Minority interests			(298)	(191)	(210)

(Loss) income from continuing operations			(3,427)	1,473	(6,847)
(Loss) income from discontinued operations	2		(1,882)	1,092	(1,398)

Net (loss) income			$(5,309)	$2,565	$(8,245)

Other comprehensive (loss) income, net of tax:
Translation adjustments			2,948	1,175	(54)
Unrealized loss on available-for-sale investments			—	—	(330)
Reclassification adjustment for realized loss included in net income			—	330
Net unrealized loss on derivative instruments, net of tax			(398)	—	—

Comprehensive (loss) income			$(2,759)	$4,070	$(8,629)

(Loss) earnings per common share:
Basic:
(Loss) income from continuing operations	24		$(0.38)	$0.17	$(0.78)
(Loss) income from discontinued operations	24		(0.22)	0.12	(0.15)

Net (loss) income	24		$(0.60)	$0.29	$(0.93)

Diluted:
(Loss) income from continuing operations	24		$(0.38)	$0.16	$(0.78)
(Loss) income from discontinued operations	24		(0.22)	0.12	(0.15)

Net (loss) income	24		$(0.60)	$0.28	$(0.93)

Weighted average number of common shares outstanding:
Basic	24		8,907,015	8,834,125	8,834,125

Diluted	24		8,907,015	9,044,122	8,834,125

See accompanying notes to consolidated financial statements.

ZINDART LIMITED AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2004, 2003 and 2002

	Common Stock				Accumulated
			Additional		Other	Total
	Number of		Paid-In	Retained	Comprehensive	Stockholders’
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity

	(In thousands, except share data)
Balances at March 31, 2001	8,834,125	$571	$38,634	$37,682	$(1,754)	$75,133
Net loss	—	—	—	(8,245)	—	(8,245)
Translation adjustments	—	—	—	—	(54)	(54)
Unrealized loss on available-for-sale investments	—	—	—	—	(330)	(330)

Balances at March 31, 2002	8,834,125	571	38,634	29,437	(2,138)	66,504
Net income	—	—	—	2,565	—	2,565
Translation adjustments	—	—	—	—	1,175	1,175
Reclassification adjustment for realized loss included in net income	—	—	—	—	330	330

Balances at March 31, 2003	8,834,125	571	38,634	32,002	(633)	70,574
Net loss	—	—	—	(5,309)	—	(5,309)
Translation adjustments	—	—	—	—	2,948	2,948
Common stock issued upon exercise of stock options	188,443	12	363	—	—	375
Net unrealized loss on derivative instruments, inclusive of $171,000 tax benefit	—	—	—	—	(398)	(398)

Balances at March 31, 2004	9,022,568	$583	$38,997	$26,693	$1,917	$68,190

See accompanying notes to consolidated financial statements.

ZINDART LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2004, 2003 and 2002

	2004	2003	2002

	(In thousands)
Net cash provided by operating activities (note 17)	$3,511	$10,396	$2,916

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	3	9	38

Purchases of property, plant and equipment	(5,035)	(4,391)	(4,639)
Cash advance to discontinued operations	(192)	—	—

Net cash used in investing activities	(5,224)	(4,382)	(4,601)

Cash flows from financing activities:
Proceeds from issuance of common stock	375	—	—

Increase (decrease) in short-term debt	3,408	(1,207)	1,661
Repayment of long-term debt	(4,082)	(5,897)	(2,486)
Repayment of capital element of capital leases	(517)	(537)	(760)
Repayment of convertible note	—	(1,551)	(1,427)
Dividends paid by subsidiaries to their minority shareholders	(70)	(57)	(112)

Net cash used in financing activities	(886)	(9,249)	(3,124)

Effect of translation adjustments on cash	2,946	1,176	(101)

Net increase (decrease) in cash and cash equivalents from continuing operations	347	(2,059)	(4,910)
Net increase (decrease) in cash and cash equivalents from discontinued operations	273	607	(287)

Total increase (decrease) in cash and cash equivalents	620	(1,452)	(5,197)
Cash and cash equivalents at beginning of year	1,973	3,425	8,622
Less cash and cash equivalents at March 31, 2004 of discontinued operations	(1,054)	—	—

Cash and cash equivalents at end of year	$1,539	$1,973	$3,425

See accompanying notes to consolidated financial statements.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(1)	Summary of Significant Accounting Policies and Practices

(a)	Description of Business

      Zindart Limited (“the Company”) was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance in July 1977. Its American Depositary Shares have been listed on the Nasdaq National Market since February 1997.

      The Company and its subsidiaries (“the Group”) are principally engaged in the manufacturing of die-cast and injection-molded plastic products under Original Equipment Manufacturing (“OEM”) arrangements, and the design, marketing and distribution of die-cast products under its proprietary brand names.

      The Group is required to comply with various restrictive financial covenants imposed by one lender in connection with the Group’s term loan agreement. The Group was in violation of one of the financial covenants at March 31, 2004. According to the terms of the loan, the lender is entitled to declare the loan immediately due and payable upon such violation of a financial covenant. In May 2004, the Group obtained a letter from the lender waiving its right to take this course of action but only in respect of the accounting period ended March 31, 2004. The loan requires repayment in quarterly installments of principal and interest through March 31, 2005 and the breach of financial covenants has had no material adverse impact on the Group. The noted financial covenants are tested on a quarterly basis; therefore, additional testing of covenants will occur before the loan is fully paid on March 31, 2005. At least one financial covenant appears to have been breached for the quarter ended June 30, 2004. If such breach is deemed to occur, RBS is entitled to declare the loan immediately due and payable. The Group believes that it has sufficient current liquid assets to pay the loan should RBS enforce it rights. In May 2004, the Group completed the sale of Hua Yang Holdings Co., Ltd. and its subsidiaries (“Hua Yang”) for gross consideration of $24.25 million, less indebtedness of $10.0 million, resulting in net cash consideration of approximately $14.25 million. The cash generated by the sale will be used to reduce the Group’s reliance on short-term debt and support the growth of design, marketing and distribution of die-cast products in United States of America. The Group’s directors and management believe that the Group’s future operations will generate sufficient cash to meet its obligations as they fall due and that the Group will remain in compliance with its financial covenants for the foreseeable future.

      Prior period amounts in our consolidated statements of operations and comprehensive (loss) income and notes have been reclassified to reflect the discontinued operations of Hua Yang.

(b)	Principles of Consolidation

      The consolidated financial statements include the financial statements of the Company and its subsidiaries and its contractual joint ventures which are controlled by the Company. All significant intercompany balances and transactions have been eliminated on consolidation.

      A contractual joint venture is an entity established between the Group and one or more other parties, with the rights and obligations of the joint venture partners governed by a contract. If the Group owns more than 50% of the equity interests of the joint venture and is able to govern and control the joint venture’s financial and operating policies and board of directors and the joint venture partners do not possess substantive participating rights (as defined by generally accepted accounting principles), such joint venture is accounted for as a subsidiary. Pre-determined annual fees paid to joint venture partners are recorded as cost of goods sold (see note 20(b)).

      The Group’s minority interests on the consolidated balance sheet represent the minority interest’s shares of the Group’s consolidated subsidiaries. Minority interests on the consolidated statements of operations and comprehensive (loss) income represent the minority interest’s share of earnings or losses in such subsidiaries.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(c)	Cash and Cash Equivalents

      Cash and cash equivalents consist of cash on hand, cash in bank accounts, interest-bearing savings accounts, and certificates of deposit with an initial term of less than three months at date of purchase. For purposes of the consolidated statements of cash flows, the Group considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d)	Available-For-Sale Investments

      Available-for-sale investments, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, are recorded at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of other comprehensive (loss) income until realized. Realized gains and losses from the sale of available-for-sale investments are determined on a specific-identification basis. Available-for-sale investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. Significant and sustained decreases in quoted market prices and a series of historic and projected losses by investees are considered in the review. If the decline in fair value is determined to be other-than-temporary, an impairment loss is recorded and the investment is written down to a new carrying cost.

(e)	Trade Accounts Receivable

      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

      A subsidiary of the Company, now reported as discontinued operations, has entered into a receivables purchase agreement with a financial institution whereby the subsidiary transfers eligible trade accounts receivable to the financial institution. If the trade accounts receivable transferred are still unpaid by specified overdue dates, the relevant customers become insolvent or disputes occur between the subsidiary and the relevant customer in respect of the relevant sales, the financial institution may or may not have the right to immediate recourse to the receivable sold, depending on the arrangements agreed and stipulated in the receivable purchase agreements. SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” requires the following three conditions to be met for a sale of receivables to be accounted for as a sale.

a. The transferred assets have been isolated from the transferor-presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership;

b. Each transferee has the right to pledge or exchange the assets it received, and no condition both constraints the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor; and

c. The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

      For sale of receivables which satisfies the three conditions, the sale of receivables is accounted for as a sale. For sale of receivables where the subsidiary has not surrendered control over the transferred assets, the

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

trade accounts receivable are included in the consolidated balance sheet and the proceeds of the transfer are recorded as short-term debt.

(f)	Loan Receivable

      Loan receivable relates to a credit facility extended to a customer that exceeds one year. It bears interest at LIBOR plus 5% and is recorded at face value. Interest income is recognized on a cash basis. The loan receivable is collateralized by certain assets of the customer. The loan is assessed for impairment pursuant to SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosure.” Pursuant to SFAS No. 114, a loan is impaired if it is probable that the Group will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. The Group recognizes interest income using a cash-basis when a loan is considered impaired. Impairment losses are charged against the allowance and increases in allowance are charged to bad debt expense. Loans are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(g)	Inventories

      Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO) for all inventories. Costs of work-in-process and finished goods consist of direct materials, direct labor and an attributable portion of production overheads.

(h)	Derivative Instruments and Hedging Activities

      The Company accounts for derivatives and hedging activities in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities,” as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

      On the date a derivative contract is entered into, the Company may designate the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge), or a hedge of a net investment in a foreign operation. For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings. Changes in the fair value of those derivative instruments that are not designated as hedges are reported in current period earnings.

      The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

      When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

(i)	Property, Plant, and Equipment

      Property, plant, and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of buildings is 25 to 50 years; machinery and tooling is 3 to 12 years; furniture and office equipment is 5 to 8 years; and motor vehicles is 3 to 4 years. Plant and equipment held under capital leases and leasehold improvements are amortized using the straight line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation for the years ended March 31, 2004, 2003 and 2002 was $6,387,000, $6,230,000 and $6,076,000, respectively, of which 98.1%, 97.9% and 96.4% was recorded in cost of goods sold and 1.9%, 2.1% and 3.6% was recorded in selling, general, and administrative expenses, respectively.

(j)	Land Use Rights

      Land use rights are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the lease term of 50 years.

(k)	Goodwill

      Goodwill represents the excess of costs over the estimated fair value of identifiable net assets of businesses acquired. The Group adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” at April 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. To accomplish this, the Group is required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. In

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

estimating the fair value of the reporting unit, the Group used the valuation performed by a third-party valuer using the discounted cash flow methodology, and the selling price of the reporting units. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”.

      Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, from 10 to 30 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Group’s average cost of funds.

(l)	Receipts in Advance

      Receipts in advance represent advance payments received from customers for molds specifically made for production of products ordered by the customers. The amount will be recognized as income upon the delivery of the first lot of products produced using the molds.

(m)	Research and Development Costs

      Research and development costs are expensed as incurred. Research and development costs for the years ended March 31, 2004, 2003 and 2002 were $1,215,000, $1,293,000 and $1,740,000, respectively.

(n)	Advertising Costs

      Advertising costs represent amounts paid to third parties for direct advertising events and are expensed as incurred. Advertising costs for the years ended March 31, 2004, 2003 and 2002 were $6,997,000, $5,277,000 and $7,352,000, respectively.

(o)	Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is provided to reduce the deferred tax assets to an amount that is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(p)	Stock Option Plan

      The Group applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25”, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Group has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 (see note 16). The table below presents a reconciliation of net (loss) income as reported to pro forma net (loss) income as it would be shown if the Group applied the fair-value-based method of accounting (in thousands).

	2004	2003	2002

Reported net (loss) income	$(5,309)	$2,565	$(8,245)
Deduct stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax	(159)	(409)	(264)

Pro-forma net (loss) income	$(5,468)	$2,156	$(8,509)

(q)	Use of Estimates

      The preparation of the consolidated financial statements requires management of the Group to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; carrying value of goodwill; valuation allowances for receivables and deferred tax assets; and the carrying amount of inventories. Actual results could differ from those estimates.

(r)	Impairment of Long-Lived Assets

      SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held-for-sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Group adopted SFAS No. 144 on April 1, 2002. Prior to the adoption of SFAS No. 144, the Group accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”. The adoption of SFAS No. 144 did not affect the Group’s consolidated financial statements. In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

      Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(s)	Revenue Recognition

      The Group recognizes revenue when products are shipped and in some arrangements when the products reach the destination as specified by the customers, which is when title is passed and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The Group follows the guidance of Staff Accounting Bulletin No. 104 (“SAB 104”), which requires that a strict series of criteria are met in order to recognize revenue related to product sales. If these criteria are not met, the associated revenue is deferred until the criteria are met. Generally, these criteria are that there be an arrangement to sell the product, the Group has delivered the product in accordance with that arrangement, the sales price is determinable, and collectibility is probable.

(t)	Shipping and Handling Costs

      The Group records costs incurred for shipping and handling of the products as selling expenses in the consolidated statements of operations. The shipping and handling costs for the years ended March 31, 2004, 2003 and 2002 were $2,404,000, $2,562,000 and $2,583,000, respectively.

(u)	Foreign Currency Translation

      The Company’s functional and reporting currency is the United States (“U.S.”) dollar. Assets and liabilities of subsidiaries, whose functional currency is not the U.S. dollar, are translated at year end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such subsidiaries and entities is reflected as a separate component of stockholders’ equity.

      Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in the statements of operations. Aggregate gains or losses from foreign currency transactions for the years ended March 31, 2004, 2003 and 2002 were approximately losses of $310,000, gains of $589,000 and losses of $443,000, respectively.

(v)	Comprehensive Income

      The Group has adopted SFAS No. 130, “Reporting Comprehensive Income,” which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the financial statements for the period in which they are recognized. The Group has presented comprehensive (loss) income, which encompasses net (loss) income, translation adjustments, unrealized loss on available-for-sale investments and unrealized loss on derivative instruments, in the consolidated statements of operations and comprehensive (loss) income.

(w)	(Loss) Earnings per Common Share

      Basic (loss) earnings per common share is computed in accordance with SFAS No. 128, “Earnings Per Share,” by dividing the net (loss) income by the weighted average number of common shares outstanding during the year. Diluted (loss) earnings per common share is computed based on the weighted average number of common shares outstanding and giving effect to the dilutive potential of outstanding stock options and convertible note to the extent such securities were dilutive during the year.

      The numerator in calculating both basic and diluted (loss) earnings per common share for each year is the reported net (loss) income. Stock options outstanding for the year ended March 31, 2004 were not included in computing diluted (loss) earnings per common shares since their effects were anti-dilutive due to the net loss from continuing operations for the year. The difference between basic and diluted weighted

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

average number of common shares for the year ended March 31, 2003 results from the assumption that stock options outstanding were exercised by the application of the treasury stock method. Stock options and convertible note outstanding for the year ended March 31, 2002 were not included in computing diluted (loss) earnings per common share since their effects were anti-dilutive. Stock options and convertible note for the year ended March 31, 2002 were anti-dilutive due to the net loss from continuing operations for the year.

(x)	Fair Value of Financial Instruments

      The carrying amounts of cash and cash equivalents, trade accounts receivable, short-term debt, and trade accounts payable approximate their fair values because of the short maturity of these instruments. The carrying amounts of available-for-sale investments, loan receivable and long-term debt approximate their fair values at March 31, 2004 and 2003.

(y)	Operating Risks

      The Group is also subject to, among others, the following operating risks:

      Country risk — As a major portion of the Group’s operations are conducted in Mainland China, the Group is subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in Mainland China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

      Dependence on strategic relationship — The Group conducts its manufacturing operations through its contractual joint ventures established between the Group and certain Chinese parties, and subcontracting agreements entered into with certain Chinese parties. The deterioration of any or all these strategic relationships may have an adverse effect on the operations of the Group.

      Concentration of credit risk — Concentration of credit risk is primarily related to trade accounts receivable and a loan receivable from a customer (see note 6) and is subject to the financial conditions of certain major customers and this particular customer.

      The Group performs ongoing credit evaluation of each customer’s financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. Sales to five largest customers accounted for approximately 38.7%, 32.9% and 36.0%, respectively, of the total net sales from continuing operations for the years ended March 31, 2004, 2003 and 2002. Sales to Hallmark Cards, Inc. (“Hallmark”) represented 12.9%, 11.5% and 11.4% of the total net sales from continuing operations for the years ended March 31, 2004, 2003 and 2002, respectively. Sales to Mattel ® Toys (“Mattel”) represented 10.6%, 9.6% and 16.3% of the total net sales from continuing operations for the years ended March 31, 2004, 2003 and 2002, respectively. At March 31, 2004 and 2003, the five largest trade accounts receivable accounted for approximately 48.0% and 38.5%, respectively, of the total gross trade accounts receivable from continuing operations. Accounts receivable from Hallmark accounted for 16.5% and 12.6% of the total gross trade accounts receivable from continuing operations at March 31, 2004 and 2003, respectively. Accounts receivable from Funline Merchandise Co. Inc. and Mattel accounted for 10.4% and 10.3% of the total gross trade accounts receivable from continuing operations at March 31, 2004, respectively. Accounts receivable from Creata Promotion (Asia) Limited accounted for 12.7% of the total gross trade accounts receivable from continuing operations at March 31, 2003.

      Dependence on a limited number of suppliers — The Group purchases raw materials from a limited number of suppliers. Purchases from five largest suppliers accounted for approximately 17.1%, 16.9% and

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

16.2%, respectively, of the total net purchases from continuing operations for the years ended March 31, 2004, 2003 and 2002.

(z)	Recently Issued Accounting Standards

      In December 2003, the FASB issued FIN 46 (revised December 2003). “Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. The Group will be required to apply FIN 46R to variable interests in Variable Interest Entities (“VIEs”) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date Fin 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. While the Group has evaluated the impact of applying FIN 46R, the Group does not believe it has an interest in any VIEs that are within the scope of this statement. Therefore, the application of this interpretation did not have a material effect on the Group’s consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The statement also includes required disclosures for financial instruments within its scope. The statement was generally effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the statement will be effective for the Group on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Group currently does not have any financial instruments that are within the scope of this statement.

(2)	Discontinued Operations

      In March 2004, the Group’s board of directors resolved to sell Hua Yang. In May 2004, the Group completed the sale of Hua Yang and has reported this business segment as discontinued operations under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”. Terms for the sale included net cash consideration of $14,250,000, less 10% to be held by an escrow agent until the closing balance sheet has been audited and accepted by the buyer, which will be less than one year subsequent to the sale date. The sale price was subject to adjustments for indebtedness in excess of $10,000,000 or cash balances less than $1,000,000, both as of the date of the sale.

      The operating results of the discontinued operations are as follows (in thousands):

	2004	2003	2002

Net sales	$34,348	$37,491	$29,239

(Loss) income before income taxes	$(2,111)	$1,375	$(822)
Income tax benefit (expense)	229	(283)	(576)

(Loss) income from discontinued operations	$(1,882)	$1,092	$(1,398)

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      At March 31, 2004 and 2003, the assets and liabilities associated with the discontinued operations are as follows (in thousands):

	2004	2003

Trade accounts receivable, net	$5,414	$8,526
Inventories	4,349	4,450
Property, plant, and equipment, net	10,368	7,696
Goodwill	9,508	9,508
Other assets	2,073	2,472
Short-term debt	(4,704)	(5,177)
Trade accounts payable	(5,161)	(5,680)
Obligation under capital leases	(4,941)	(2,142)
Other liabilities	(3,262)	(3,806)

Net assets of discontinued operations	$13,644	$15,847

(3)	Available-for-Sale Investments

      At March 31, 2004 and 2003, the total available-for-sale investments for the Group represents 1,269,842 shares in the common stock of a company incorporated in the United States of America, of which 634,921 shares were held by discontinued operations. The investment represents an equity interest of 11.85% of the company in 2004 with 5.93% relating to discontinued operations. The investment was initially classified in 2002 as available-for-sale, and was recorded at its fair value at the date of acquisition of $800,000. The amount represented satisfaction of $400,000 of trade accounts receivable held by discontinued operations and loan receivable of $400,000 (see note 6). At March 31, 2004, the fair value of this investment held by the continuing operations, as determined based on quoted market price, was approximately $63,000. For the year ended March 31, 2003, the Group realized a total loss of $420,000 in earnings, of which $210,000 was associated with the continuing operations. In March 31, 2004, an additional realized loss of $127,000 was recorded to reflect the other than temporary decline in the market value of this security.

(4)	Trade Accounts Receivable

      Trade accounts receivable consist of the following (in thousands):

	2004	2003

Trade accounts receivable	$18,835	$29,745
Less allowance for doubtful accounts	(1,080)	(5,432)

Trade accounts receivable, net	$17,755	$24,313

      Movements of allowance for doubtful accounts are as follows (in thousands):

	2004	2003	2002

Balance at beginning of year	$5,432	$4,822	$4,803
Less balance at March 31, 2004 for discontinued operations	(3,646)	—	—
(Released) charged to expense	(385)	765	776
Bad debts write-offs	(321)	(155)	(757)

Balance at end of year	$1,080	$5,432	$4,822

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      At March 31, 2004 and 2003, certain trade accounts receivable associated with the discontinued operations transferred to financial institutions have the right of recourse and were recorded as debt obligations. The financial institution charges a service charge of 1% of the receivable balance and a discounting charge at the financial institution’s standard bills finance rate minus 0.25% per annum.

(5)	Inventories

      Inventories consist of the following (in thousands):

	2004	2003

Raw materials	$2,765	$5,002
Work in process	2,496	2,464
Finished goods	8,905	8,342

	$14,166	$15,808

      At March 31, 2004 and 2003, certain inventories of the Group were pledged against certain banking facilities (see note 10).

(6)	Loan Receivable

      Loan receivable consists of the following (in thousands):

	2004	2003

Loan receivable	$490	$1,063
Less valuation allowance	(230)	(230)

Loan receivable, net	$260	$833

Maturities of loan receivable are as follows (in thousands):
Receivable during the following period:
Within one year	$260	$625
Over one year but not exceeding two years	—	208

	260	833
Less current portion	(260)	(625)

Non-current portion	$—	$208

      During the year ended March 31, 2000, the Group granted to a customer (“the Borrower”) a credit facility up to an amount of $2,300,000. The credit facility was collateralized by certain assets of the Borrower, bore interest at LIBOR plus 5% and matured on May 12, 2000. On May 13, 2000, the Borrower exercised an option under the credit facility to extend the maturity date of the facility for an additional one year to May 12, 2001 and as consideration for the extension, issued to the Group non-transferable warrants to purchase a maximum of 150,000 shares of common stock of the Borrower at a price of $1.7325 per share, representing the average of the closing bid prices of the shares over 20 trading days prior to May 13, 2000, during a two-year period ended May 12, 2002. The estimated fair value of the warrants of $170,000 was recognized upon receipt as a non-marketable equity security accounted for using the cost method. In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of A Loan — an Amendment of FASB Statement No. 5 and 15,” an impairment of loan is recognized when it is probable that a creditor will be unable to collect all amounts due (including both principal and interest) according to the contractual terms of the original loan agreement. The determination of whether a loan is impaired takes into account not only the amount that the creditor expects to collect but also the timing of his collection. Management considered that, in light of uncertainty

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

surrounding the timing of repayment of the loan, the fair value of the warrants of $170,000 should be applied to reduce the basis of the loan. The value of the warrants was fully impaired through charges to income of $40,000 in the year ended March 31, 2002 and $130,000 in the year ended March 31, 2003.

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

      This loan restructuring arrangement was accounted for in accordance with SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and SFAS No. 114, “Accounting by Creditors for Impairment of A Loan — an Amendment of FASB Statement No. 5 and 15”. The loan restructuring involved receipt of common stock from the Borrower in partial satisfaction of the aforementioned loan and a modification of terms of the remaining loan. The common stock was accounted for as described in note 3. The loan receivable from the Borrower of $2,050,000 was first reduced by $400,000, representing the fair value of common stock received from the Borrower. The loan receivable was also reduced by a valuation allowance of approximately $230,000. The remaining balance of $1,250,000 represented the present value at December 31, 2001 of the expected future cash flows which would be received under the modified loan arrangement. During the years ended March 31, 2004 and 2003, the Borrower has repaid principal and interest in accordance with the modified loan arrangement.

(7)	Property, Plant and Equipment

      Property, plant and equipment consist of the following (in thousands):

	2004	2003

Buildings	$14,230	$15,272
Machinery and tooling	44,780	50,350
Furniture and office equipment	10,397	11,366
Motor vehicles	716	932

Cost	70,123	77,920
Less accumulated depreciation	(47,846)	(48,346)

Property, plant and equipment, net	$22,277	$29,574

      At March 31, 2004 and 2003, buildings with net book value of approximately $9,987,000 and $10,518,000, respectively, were situated in Mainland China and were held under land use rights of 50 years until 2044 and 2047. At March 31, 2003, buildings with net book value of approximately $605,000 associated with the discontinued operations were situated in Hong Kong and were held under leases expiring in 2047.

      At March 31, 2004 and 2003, certain machinery and tooling with net book value of approximately $1,544,000 and $2,940,000, respectively, were held under capital leases (see note 12).

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(8)	Land Use Rights

      Land use rights consist of the following (in thousands):

	2004	2003

Land use rights	$1,315	$1,315
Less accumulated amortization	(206)	(180)

Land use rights, net	$1,109	$1,135

      A subsidiary operating in Mainland China owns factory buildings on certain state-owned land in Mainland China. The land use rights were acquired by the Group at $1,315,000 and the Group has the right to use the land for a period of 50 years until 2044 and 2047.

(9)	Goodwill

      At March 31, 2003, the Group’s goodwill related primarily to the acquisition of Hua Yang Holdings Co., Ltd and Corgi Classics Holdings Limited. At March 31, 2004, the goodwill associated with the acquisition of Hua Yang Holdings Co. of $9,508,000 was included in the discontinued operations. See note 2, “Discontinued Operations” for the goodwill associated with the discontinued operations. Accumulated amortization related to goodwill of $6,305,000 arising prior to the adoption of SFAS No. 142 has been reflected in the gross carrying amount of goodwill at March 31, 2002.

      The Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” on April 1, 2002. Under SFAS No. 142, goodwill is required to be tested for impairment on an annual basis at the reporting unit level. Furthermore, goodwill is required to be tested on an interim basis if an event or change in circumstances indicates that the asset might be impaired. The goodwill arising from the acquisition of Hua Yang Holdings Co., Ltd and Corgi Classics Holdings Limited was allocated to the Hua Yang reporting unit and the Corgi reporting unit, respectively. The Group has undertaken goodwill impairment testing to determine whether the goodwill was impaired and the extent of such impairment, if any. There was no indication that goodwill was impaired at March 31, 2004 and 2003 as the fair value of the reporting units (as determined using the valuation performed by a third-party valuer using the discounted cash flow methodology for the Corgi reporting unit and the selling price for the Hua Yang reporting unit) exceeded the carrying amount of the reporting unit (including goodwill).

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      Amortization of goodwill was $1,976,000 for the year ended March 31, 2002. Net (loss) income, basic and diluted (loss) earnings per common share adjusted to exclude amortization of goodwill are as follows (in thousands, except per share data):

	2004	2003	2002

Reported net (loss) income	$(5,309)	$2,565	$(8,245)
Add back amortization of goodwill	—	—	1,376
Add back amortization of goodwill associated with the discontinued operations	—	—	600

Adjusted net (loss) income	$(5,309)	$2,565	$(6,269)

Basic (loss) earnings per common share:
As reported	$(0.60)	$0.29	$(0.93)
Add back amortization of goodwill	—	—	0.22

As adjusted	$(0.60)	$0.29	$(0.71)

Diluted (loss) earnings per common share:
As reported	$(0.60)	$0.28	$(0.93)
Add back amortization of goodwill	—	—	0.22

As adjusted	$(0.60)	$0.28	$(0.71)

(10)	Short-Term Debt

      At March 31, 2004, the Group had banking facilities consisting of uncommitted credit facilities, receivables purchase and letters of credit arrangements with various banks that provided for borrowings of up to approximately $44,080,000, of which $9,205,000 were made available to both the Company and the discontinued operations, and $16,826,000 associated solely with the discontinued operations. Substantially all of the short-term debt outstanding at March 31, 2004 and 2003 represent borrowings made under these banking facilities. The weighted average interest rate of the outstanding borrowings was approximately 6.9%, 7.2% and 8.4% for the years ended March 31, 2004, 2003 and 2002, respectively.

      At March 31, 2004 and 2003, the Company has outstanding notes payable to directors and shareholders of $370,000 and $872,000, respectively. The notes are unsecured and bear interest at 6% per annum, compounded monthly, increase to 10% per annum to the extent the notes are not paid on maturity in March 2003. The notes were unsecured and fully repaid in June 2004.

      At March 31, 2003, the discontinued operations had amounts advanced by financial institution under receivable purchase arrangements of $945,000. These arrangements carried a service charge of 1% of the receivable balance and a discounting charge at the financial institution’s standard bills finance rate minus 0.25% per annum.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(11)	Long-Term Debt

      Long-term debt consists of the following (in thousands):

	2004	2003

Long-term bank loan, LIBOR interest plus 2.0% payable quarterly with principal, due September 14, 2003, secured by the Company’s interest in Corgi Classics Holdings Limited and Corgi Classics Limited	$—	$2,500
Long-term bank loan, LIBOR interest plus 1.5% payable quarterly with principal, due March 31, 2005 secured by the assets of Corgi Classics Limited	2,208	3,790

Total long-term debt	2,208	6,290
Less current installments	(2,208)	(4,395)

Long-term debt, excluding current installments	$—	$1,895

      The term loan agreement contains restrictions on financial covenants. The Group was in violation of one of the financial covenants at March 31, 2004. According to the terms of the loan, the lender is entitled to declare the loan immediately due and payable upon such violation of a financial covenant. In May 2004, the Group obtained a letter from the lender waiving its right to take this course of action but only in respect of the accounting period ended March 31, 2004. The loan requires repayment in quarterly installments of principal and interest through March 31, 2005 and the breach of financial covenants has had no material adverse impact on the Group. The noted financial covenants are tested on a quarterly basis; therefore, additional testing of covenants will occur before the loan is fully paid on March 31, 2005. At least one financial covenant appears to have been breached for the quarter ended June 30, 2004, but the breach has had no material adverse impact on the Group.

(12)	Leases

      The Group is obligated under capital leases covering certain machinery and tooling that expire at various dates during the next 3 years. At March 31, 2004 and 2003, the gross amount of machinery and tooling and related accumulated depreciation recorded under capital leases are as follows (in thousands):

	2004	2003

Machinery and tooling	$2,356	$3,652
Less accumulated depreciation	(812)	(712)

Machinery and tooling, net	$1,544	$2,940

      Amortization of assets held under capital leases is included with depreciation expense.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      Future minimum capital lease payments at March 31, 2004 are as follows (in thousands):

Year ending March 31:
2005	$556
2006	493
2007	246

Total minimum capital lease payments	1,295
Less amount representing interest (at rates ranging from 2.5% to 9.75%)	(96)

Present value of net minimum capital lease payments	1,199
Less current installments of obligations under capital leases	(498)

Obligations under capital leases, excluding current installments	$701

(13)	Accrued Expenses

      Accrued expenses consist of the following (in thousands):

	2004	2003

Accruals for operating expenses:
Wages, salaries and bonus	$1,795	$2,002
Management bonus	201	132
Rental expenses	9	304
Freight charges and packaging fees	295	683
Utility charges	3	56
Others	2,192	2,832
Commission	137	66
Royalty	1,159	673
Raw materials purchases	2,825	5,318
Factory consumables	92	81
Subcontracting charges	514	274
Others	2,283	1,624

	$11,505	$14,045

(14)	Income Taxes

      (Loss) income before income taxes, minority interests and discontinued operations is attributable to the following geographical locations for the years ended March 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002

Hong Kong	$(1,674)	$(812)	$(3,059)
Foreign	(1,334)	2,621	(4,048)

	$(3,008)	$1,809	$(7,107)

      The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company and the Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 17.5% for the year ended 31 March, 2004. The United Kingdom subsidiaries are subject to United Kingdom profits tax at a rate of 30%. The British Virgin Islands subsidiaries

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

are incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. The Cayman Islands subsidiary is incorporated under the Companies Law of the Cayman Islands as a limited liability exempted company and, accordingly, is exempted from payment of the Cayman Islands income taxes until 2014. The Bermuda subsidiary is incorporated under the Companies Act 1981 of Bermuda and, accordingly, is exempted from payment of the Bermuda income taxes until 2016.

      In respect of the Mainland entities, the tax exemption period of Dongguan Xinda started on January 1, 1999 and expired on December 31, 2000. It was subject to PRC state income tax at the rate of 12% for the three months ended March 31, 2001 and the years ended March 31, 2002 and March 31, 2003. For the year ended March 31, 2004, Dongguan Xinda is subject to state income tax at the rate of 12% from April 1, 2003 to December 31, 2003 and at the rate of 15% (12% state income tax and 3% local income tax) from January 1, 2004 to March 31, 2004, as it is expected that it will qualify as an export oriented enterprise.

      In addition, the tax exemption period of Shenzhen Huaxuan expired on December 31, 1997 and it was subject to PRC state income tax at the rate of 7.5% for the nine months ended December 31, 2000. Starting from January 1, 2001, it has been subject to PRC state income tax at the rate of 15%.

      If the tax holiday for the joint venture established in Mainland China did not exist, the Group’s income tax provisions would have been increased by approximately $Nil, $98,000 and $74,000 for the years ended March 31, 2004, 2003 and 2002, respectively. Basic (loss) earnings per common share would have been approximately $(0.60), $0.28 and $(0.94) for the years ended March 31, 2004, 2003 and 2002, respectively. Diluted (loss) earnings per common share would have been approximately $(0.60), $0.27 and $(0.94) for the years ended March 31, 2004, 2003 and 2002, respectively.

      Income tax (expense) benefit consists of the following (in thousands):

	2004	2003	2002

Current taxes:
Hong Kong profits tax	$—	$(40)	$132
United Kingdom profits tax	(604)	(1,597)	—
Mainland Chinese income taxes	—	—	(9)

	(604)	(1,637)	123

Deferred taxes:
Hong Kong profits tax	297	31	347
United Kingdom profits tax	186	1,461	—

	483	1,492	347

	$(121)	$(145)	$470

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The reconciliation of the Hong Kong statutory profits tax rate to the effective income tax rate based on (loss) income before income taxes, minority interests and discontinued operations stated in the consolidated statements of operations is as follows:

	2004	2003	2002

Hong Kong statutory profits tax rate	(17.5)%	16.0%	(16.0)%
Effect of difference in income tax rates outside Hong Kong	(20.2)%	2.2%	(9.0)%
Non-taxable income arising from activities which qualified as offshore	(7.7)%	(8.9)%	(0.1)%
Exchange gain/(loss) arising from re-translation of certain balances to local currency in respect of an overseas subsidiary for tax purpose	75.8%	67.9%	4.5%
Change in valuation allowance	(33.1)%	(76.5)%	9.0%
Non-deductible/non-taxable items:
Amortization of goodwill	0.0%	0.0%	6.5%
Interest expense	0.2%	2.3%	0.2%
Interest income	(0.2)%	(1.0)%	(0.5)%
Amortization of loan arrangement fees	0.3%	1.0%	0.0%
Realized loss on available-for-sale investments	0.7%	1.9%	0.0%
Other	5.7%	3.2%	(0.7)%

Effective income tax rate	4.0%	8.1%	(6.1)%

      Income taxes payable consists of the following (in thousands):

	2004	2003

Hong Kong profits tax	$—	$690
United Kingdom profits tax	2,439	1,530
Mainland Chinese income taxes	223	196

	$2,662	$2,416

      The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

	2004	2003

Deferred tax assets:
Net operating loss carryforwards	$3,157	$1,681
Property, plant and equipment	1,027	729
Accrued expenses	544	438
Unrealised loss on derivative instruments	171	—
Others	368	294

Gross deferred tax assets	5,267	3,142
Less valuation allowance	(2,528)	(1,533)

Net deferred tax assets	2,739	1,609

Deferred tax liabilities:
Property, plant and equipment	(575)	(666)

Net deferred tax assets	$2,164	$943

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      Current deferred tax assets of $165,000 and non-current deferred liabilities of $214,000 are associated with discontinued operations as of March 31, 2004. Non-current deferred tax liabilities as of March 31, 2003 associated with discontinued operations amounted to $324,000.

      At March 31, 2004, the Group has net operating loss carryforwards of $10,121,000. Of this amount, $6,515,000 expires from 2021 through 2024 and $3,606,000 can be carried forward indefinitely.

      The Group recorded valuation allowance against its deferred tax assets. In determining the allowance, management considers all available evidence for certain tax credit, net operating loss and capital loss carryforwards. The evidence used in assessing the need for valuation allowance includes the use of business planning, projections of future taxable income and corporate-wide tax planning. Differences in actual results from projections used in determining the valuation allowance could result in future adjustments to the allowance. Based on management’s assessment of the need for a valuation allowance at the balance sheet dates, the Group views the recoverability of the deferred tax assets as not more likely than not. The valuation allowance increased from 2003 to 2004 by $995,000 and decreased from 2002 to 2003 by $1,346,000. Of the decrease from 2002 to 2003, $1,101,000 relates to a change in judgment about the realizability of the associated deferred tax assets in future years.

(15)	Common Stock

      At April 1, 2001 (the earliest date covered by these financial statements), the Company had 15,000,000 shares of common stock, par value HK$0.50 each, authorized, and 8,834,125 shares of common stock outstanding.

      In June 2003, the Company issued 10,000 shares of common stock, par value HK$0.50 per share, for cash consideration of $1.5625 per share in respect of the exercise of stock options granted under the Company’s equity incentive plan.

      In October 2003, the Company issued 58,443, 15,000, 25,000 and 47,500 shares of common stock, par value HK$0.50 per share, for cash consideration of $1.54, $1.5625, $1.80 and $3.03 per share, respectively, in respect of the exercise of stock options granted under the Company’s equity incentive plan.

      In February 2004, the Company issued 7,500 and 25,000 shares of common stock, par value HK$0.50 per share, for cash consideration of $1.5625 and $1.80 per share, respectively, in respect of the exercise of stock options granted under the Company’s equity incentive plan.

(16)	Stock Option Plan

      In 1997, the Group adopted an equity incentive plan (the “Plan”) pursuant to which the Group’s board of directors may grant stock options to directors, officers and key employees. The Plan authorizes grants of options to purchase up to 2,200,000 shares of authorized but unissued common stock. Stock options can be granted with an exercise price at not less than the stock’s fair market value at the date of grant. All stock options have 10-year terms, and generally vest and become fully exercisable over a 4-year period subsequent to the date of grant. The vesting period of certain stock options issued to a director were accelerated in full during the year ended March 31, 2004.

      The Group has made option grants to two employees outside of the Plan. Except as otherwise set forth in the option agreement entered into with each individual, the options are governed by the terms of the Plan.

      At March 31, 2004, there were 447,211 additional shares available for grant under the Plan. The per share weighted average fair value of stock options granted during 2004, 2003 and 2002 was $2.96, $0.53 and $1.49 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: 2004 — expected dividend yield 0.0%, risk-free interest rate of 3.57%, and an expected life of 5 years; expected stock price volatility of 65.93%; 2003 — expected dividend yield 0.0%, risk-free interest rate

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

of 3.78%, and an expected life of 5 years, expected stock price volatility of 37.98%; 2002 — expected dividend yield 0.0%, risk-free interest rate of 5.38%, and an expected life of 5 years, expected stock price volatility of 122.86%. Stock option activity during the periods indicated is as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at April 1, 2001	1,536,250	$4.02
Granted	200,000	1.75
Forfeited	(113,000)	4.80

Balance at March 31, 2002	1,623,250	3.69
Granted	639,855	1.95
Forfeited (as restated)	(502,500)	5.72

Balance at March 31, 2003	1,760,605	2.48
Granted	520,534	5.26
Exercised	(188,443)	1.99
Forfeited	(162,475)	4.77

Balance at March 31, 2004	1,930,221	$3.08

	At March 31, 2004

	Outstanding		Exercisable

		Weighted		Weighted
		Average		Average
	Number of	Unexpired	Number of	Unexpired
Exercise Price($)	Options	Life	Options	Life

1.51	100,000	8.49	100,000	8.49
1.54	38,962	8.44	38,962	8.44
1.5625	216,250	6.79	177,500	6.79
1.7	100,000	7.59	66,667	7.59
1.8	50,000	7.72	—	—
1.82	330,000	8.01	307,500	8.01
2.5	500,000	6.59	500,000	6.59
3.03	32,475	8.81	32,475	8.81
3.2	30,000	8.93	7,500	8.93
4.87	128,034	9.22	20,534	9.22
5.5	215,000	10.00	—	—
6.75	95,500	3.96	95,500	3.96
6.82	35,000	9.95	—	—
6.875	59,000	5.81	59,000	5.81

	1,930,221	7.61	1,405,638	7.05

      At March 31, 2004, 2003 and 2002, the number of options exercisable was 1,405,638, 1,291,557 (as restated) and 942,444, respectively, and the weighted average exercise price of those options was $2.62, $2.67 and $4.91, respectively.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The table below presents a reconciliation of net (loss) income as reported to pro forma net (loss) income as it would be shown if the Group applied the fair-value-based method of accounting (in thousands).

	2004	2003	2002

Reported net (loss) income	$(5,309)	$2,565	$(8,245)
Deduct stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax	(159)	(409)	(264)

Pro-forma net (loss) income	$(5,468)	$2,156	$(8,509)

(17)	Reconciliation of Net (Loss) Income to Net Cash Provided by Operating Activities

      The reconciliation of net (loss) income to net cash provided by operating activities for the years ended March 31, 2004, 2003 and 2002 is as follows (in thousands):

	2004	2003	2002

Net (loss) income	$(5,309)	$2,565	$(8,245)
Less net (loss) income from discontinued operations	(1,882)	1,092	(1,398)

Net (loss) income from continuing operations	(3,427)	1,473	(6,847)
Adjustments to reconcile net (loss) income from continuing operations to net cash provided by operating activities:
Minority interests	298	191	210
Amortization of goodwill	0	—	1,376
Depreciation	6,387	6,230	6,076
(Gain) loss on disposal of property, plant and equipment	(290)	(2)	(15)
Amortization of land use rights	26	26	27
Amortization of loan arrangement fees	76	184	177
Loss on impairment of available-for-sale investments	127	210	130
Deferred taxes	(775)	(1,493)	(347)
(Increase) decrease in trade accounts receivable	(1,968)	1,179	2,109
(Increase) decrease in inventories	(2,808)	(1,351)	2,422
(Increase) decrease in prepaid expenses and other current assets	(976)	413	117
Decrease in loan receivable	573	417	480
Increase (decrease) in trade accounts payable	4,884	(3,012)	1,919
Increase (decrease) in receipts in advance	335	451	(755)
(Decrease) increase in accrued expenses	(374)	4,893	(1,460)
Increase (decrease) in income taxes payable	908	1,570	(910)
Increase (decrease) in trade accounts payable with discontinued operations	515	(983)	(1,793)

Net cash provided by operating activities	$3,511	$10,396	$2,916

      The Group paid $905,000, $1,372,000 and $1,997,000 for interest for the years ended March 31, 2004, 2003 and 2002, respectively. The Group did not pay for income taxes for the years ended March 31, 2004 and 2003. The Group paid $985,000 for income taxes for the year ended March 31, 2002.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(18)	Noncash Financing and Investing Activities

      Capital lease obligations of $1,464,000 and $206,000 were incurred for the years ended March 31, 2004 and 2002, respectively, when the Group entered into capital leases for new machinery and tooling. The Group did not enter into capital leases for the year ended March 31, 2003.

(19)	Derivative Instruments

      The Group participates in the foreign exchange markets to minimize its risk of loss from fluctuations in currency exchange rates. The Group has applied hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” only to a portion of the hedged transactions. For those transactions that qualify for cash flow hedge accounting under SFAS No. 133, the marked to fair value is reported through other comprehensive (loss) income. For those transactions that do not qualify for hedge accounting under SFAS No. 133, the mark to fair value is reported currently through earnings.

(a)	Cash Flow Hedges

      The Group primarily uses foreign currency forward contracts to hedge anticipated transactions that are subject to foreign currency exchange exposure. These instruments are designated as cash flow hedges in accordance with SFAS No. 133 and are recorded in the consolidated financial statements at fair value. The effective portion of the contract gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts are highly effective in hedging the variability in future cash flows attributable to changes in foreign currency exchange rates. For the year ended March 31, 2004, total net amounts recognized in earnings due to ineffectiveness and amounts excluded from the assessment of hedge effectiveness amounted to approximately $91,000. The total unrealized loss of $569,000, net of tax $171,000 on derivatives designated as cash flow hedges was reported in the accumulated other comprehensive income (loss) account within stockholder’ equity. The majority of the balance at March 31, 2004 will be recognized within the subsequent 12 months as the anticipated transactions occur. At March 31, 2004, maximum length of the foreign exchange forward contracts entered by the Group was no longer than 12 months. The Group did not have any derivative, which qualifies cash flow hedges for the year ended March 31, 2003 and 2002.

(b)	Other Derivative Instruments

      As previously stated, in certain instances the Group elects not to apply hedge accounting and the change in fair value of the derivatives are recorded in earnings. The impact to earnings associated with non-designated hedges was a loss of $209,000 associated with the discontinued operations at March 31, 2004, a gain of $83,000 in 2003 and $20,000 in 2002.

      The fair values of foreign currency exchange contracts were determined using market exchange rates.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(20)	Commitments and Contingencies

(a)	Operating Leases

      The Group has several noncancelable operating leases, primarily for office, factory premises, staff quarters and warehouse space, that expire over the next 11 years. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) for the years ended March 31, 2004, 2003 and 2002 was approximately $626,000, $536,000 and $552,000, respectively. At March 31, 2004, future minimum payments under agreements classified as operating leases with non-cancelable terms are as follows (in thousands):

	Continuing	Discontinued
	Operations	Operations

Year ending March 31:
2005	$758	$681
2006	643	—
2007	475	—
2008	374	—
2009	256	—
Thereafter	1,023	—

	$3,529	$681

(b)	Contractual Joint Ventures

      Under the supplementary joint venture agreement for the establishment of Dongguan Xinda Giftware Company Limited and the joint venture agreement for the establishment of Shenzhen Hua Yang Printing Company Limited, the Group has committed to pay pre-determined annual fees to the third-party joint venture partners for the period from November 1994 to October 2010. Pre-determined annual fees paid to joint venture partners, which have been charged to expense, amounted to approximately $36,000, $36,000 and $36,000 for the years ended March 31, 2004, 2003 and 2002, respectively. At March 31, 2004, future fees payable under these agreements are as follows (in thousands):

	Continuing	Discontinued
	Operations	Operations

Year ending March 31:
2005	$36	$506
2006	36	531
2007	36	557
2008	36	585
2009	36	614
Thereafter	26	976

	$206	$3,769

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(c)	Guarantees

      The group issued the following guarantees at March 31, 2004 in respect of the indebtedness of the consolidated subsidiaries (in thousands):

	Maximum Potential
	Future Payment

	Continuing	Discontinued
	Operations	Operations

Debt and lease obligations	$5,049	$6,903
Sales of accounts receivable, with recourse	—	418

	$5,049	$7,321

      Management do not expect that these guarantees will have a material adverse effect on our consolidated results of operation, financial position and liquidity.

(d)	Litigation

      The Company is subject to pending claims and litigation. A lawsuit was filed by Alcone Marketing Group, Inc. (“Alcone”) against the Company for breach of written contract, breach of express warranty, breach of implied warranty, contractual indemnification, implied indemnification, negligent interference with contractual and economic relations and declaratory relief. Alcone is the marketing agent for large consumer goods companies, such as Burger King. In a series of promotions for Burger King, the Company substantially performed under the purchase orders but executed a contract proffered by Alcone after substantial performance anyway, after excising several provisions. Several offensive provisions, including a comprehensive indemnity and consent to jurisdiction in the U.S. were not excised before executing and sending the contract to Alcone and if found to be binding upon the Company, would expose the Company to substantial damages.

      Several of the manufactured items were recalled by Burger King. Alcone claimed damages under the indemnity provisions of the agreement. At the reporting date, no judgment had been handed out in the Alcone case. In May 2004, the parties agreed to a final settlement of all claims for a total cash payment of $750,000.

(21)	Retirement Plans

      During the period from April 1, 2000 to November 30, 2000, the Group’s employees in Hong Kong and the United Kingdom, after completing a probation period, were entitled to join the Group’s defined contribution provident funds managed by independent trustees in Hong Kong and the United Kingdom. The Group makes monthly contribution to the schemes ranging from 5.0% to 11.0% of the employees’ basic salaries, and the employees make monthly contributions ranging from 2.5% to 5.0% of their basic salaries. The employees are entitled to receive their entire contribution together with accrued interest thereon at any time upon leaving the Group, and 100% of the employer’s contribution and the accrued interest thereon upon retirement or at a reduced scale of 30% to 100% of the employer’s contribution and the accrued interest thereon upon leaving the Group depending on the number of years of service. Any forfeited contributions made by the Group and the accrued interest thereon are used to reduce future employer’s contributions. Starting from December 1, 2000, the Group has arranged for its employees in Hong Kong to participate in the Mandatory Provident Fund Scheme (“MPF Scheme”), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, the Group makes monthly contributions to the scheme at 5% of the employees’ basic salaries subject to a maximum contribution of $128 (equivalent of HK$1,000) per month. The Group has no other post-retirement or post-employment benefit plans.

      Dongguan Xinda Giftware Company Limited contributes to a state-sponsored retirement plan with amounts stipulated by local government of Mainland China and has no further obligations for the actual

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

pension payments or post-retirement benefits. The state-sponsored retirement plan is responsible for the entire pension obligations payable to retired employees.

      The aggregate amount of the Group’s employer contributions (net of forfeited contributions) to the retirement plans for the years ended March 31, 2004, 2003 and 2002 was approximately $346,000, $210,000 and $199,000, respectively.

(22)	Segment Information

      Subsequent to the sale of Hua Yang in May 2004. The Group operates in two business segments: manufacturing of die-cast and injection-molded plastic products under OEM arrangements, and design, marketing and distribution of die-cast products under its proprietary brand names owned by Corgi Classics Limited. The segment information relating to the continuing operations are presented as follows (in thousands):

(a)	Net Sales

	2004	2003	2002

Net sales consist of the following:
Manufacturing of die-cast and injection-molded plastic products	$46,244	$33,902	$49,316
Design, marketing and distribution of die-cast products under proprietary brand names	49,575	49,455	43,165

	$95,819	$83,357	$92,481

	2004	2003	2002

Geographical analysis of net sales is as follows:
Manufacturing of die-cast and injection-molded plastic products
United States of America	$45,566	$33,586	$47,157
Europe	616	69	1,958
Others	62	247	201

	46,244	33,902	49,316

Design, marketing and distribution of die-cast products under proprietary brand names
United Kingdom	35,443	37,140	35,153
Other European countries	3,083	3,982	3,702
United States of America	9,956	7,143	4,203
Others	1,093	1,190	107

	49,575	49,455	43,165

	$95,819	$83,357	$92,481

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(b)	Operating (Loss) Income

	2004	2003	2002

Manufacturing of die-cast and injection-molded plastic products	$(1,323)	$(636)	$(3,528)
Design, marketing and distribution of die-cast products under proprietary brand names	(689)	3,851	(1,864)

	$(2,012)	$3,215	$(5,392)

(c)	Identifiable Assets, Capital Expenditures, Depreciation and Amortization

	2004	2003	2002

Identifiable assets:
Manufacturing of die-cast and injection-molded plastic products	$34,096	$29,973	$31,643
Design, marketing and distribution of die-cast products under proprietary brand names	65,734	63,196	64,922

	$99,830	$93,169	$96,565

Capital expenditures:
Manufacturing of die-cast and injection-molded plastic products	$2,408	$382	$656
Design, marketing and distribution of die-cast products under proprietary brand names	3,180	3,192	4,181

	$5,588	$3,574	$4,837

Depreciation and amortization:
Manufacturing of die-cast and injection-molded plastic products	$1,680	$2,212	$3,530
Design, marketing and distribution of die-cast products under proprietary brand names	4,809	4,228	4,726

	$6,489	$6,440	$8,256

(d)	Long-Lived Assets*

	2004	2003	2002

Geographic analysis of long-lived assets is as follows:
Hong Kong and Mainland China	$14,031	$13,308	$15,210
United Kingdom	45,081	45,431	45,401

	$59,112	$58,739	$60,611

*	Long-lived assets represent property, plant and equipment, land use rights, and goodwill.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(e) Major Customers

	2004	2003	2002

Details of individual customers accounting for more than 5% of the Group’s sales are as follows:
Hallmark Cards, Inc.	12.9%	11.5%	11.4%
Mattel(R) Toys	10.6%	9.6%	16.3%
Funline Merchandise Co. Inc.	5.4%	—	—
Creata Promotion (Asia) Limited	5.0%	7.6%	—

(23)	Pledge of Assets

      At March 31, 2004, the Group’s term loan agreement and certain banking facilities were collateralized by fixed and floating charges over Corgi Classics Limited’s whole property and assets, including the whole property and assets of Corgi Classics Inc., Lledo Collectibles Limited and Icon Collectibles Limited, as well as the property situated in Mainland China.

(24)	Earnings Per Share

      The following tables sets forth the computation of basic and diluted (loss) earnings per common share at March 31, 2004:

	2004	2003	2002

Numerator for basic and diluted (loss) earnings per common share:
(Loss) income from continuing operations	$(3,427)	$1,473	$(6,847)
(Loss) income from discontinued operations	(1,882)	1,092	(1,398)

Net (loss) income	$(5,309)	$2,565	$(8,245)

Denominator:
Basic weighted average number of common shares outstanding	8,907,015	8,834,125	8,834,125
Effect of dilutive options	—	209,997	—

Diluted weighted average number of common shares outstanding	8,907,015	9,044,122	8,834,125

Basic (loss) income per common share:
(Loss) income from continuing operations	$(0.38)	$0.17	$(0.78)
(Loss) income from discontinued operations	(0.22)	0.12	(0.15)

Net (loss) income	$(0.60)	$0.29	$(0.93)

Diluted (loss) income per common share:
(Loss) income from continuing operations	$(0.38)	$0.16	$(0.78)
(Loss) income from discontinued operations	(0.22)	0.12	(0.15)

Net (loss) income	$(0.60)	$0.28	$(0.93)

      Stock options for 1,102,638 shares of common stock for the year ended March 31, 2004 were not included in computing diluted (loss) earnings per common share since their effects were anti-dilutive due to the net loss from continuing operations for the year. The difference between basic and diluted weighted average

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

number of common shares for the year ended March 31, 2003 results from the assumption that stock options outstanding were exercised by application of the treasury stock method. Stock options and convertible note outstanding for 97,041 shares of common stock for the year ended March 31, 2002 were not included in computing diluted (loss) earnings per common share since their effects were anti-dilutive. Stock options and convertible note for the year ended March 31, 2002 were anti-dilutive due to the net loss from continuing operations for the year.

(25)	Banking Facilities

      At March 31, 2004, the Group had banking facilities of approximately $52,429,000, of which $9,205,000 were made available to both the Company and the discontinued operations and $21,765,000 associated solely with the discontinued operations, for overdrafts, trade financing, term loan and capital leases. Unused banking facilities at the same date amounted to approximately $26,806,000, of which $3,970,000 were shared with the discontinued operations and $12,551,000 associated solely with the discontinued operations.

      In addition, the capital lease obligations were secured by certain machinery and tooling with net book value amounted to approximately $1,544,000 (see note 12).

(26)	Related Party Transactions

      During the year ended March 31, 2003, notes payable in the aggregate of $1,322,000 had been due to officers, directors or shareholders. These notes are interest bearing at 6%, which is automatically increased to 10% per annum, compounded monthly, in the event that the notes are not repaid on maturity date and are expected to be repaid within one year. At March 31, 2004 and 2003, $370,000 and $872,000 in notes payable remained outstanding to directors and shareholders, respectively. The notes are classified as short-term debt of the Group. During the year ended March 31, 2002, no amounts were due to officers, directors or shareholders by the Company.

Item 19.	Exhibits

1(a)	Memorandum of Association of the Company.(1)
1(b)	Articles of Association of the Company.(3)
2(a)(1)	Exchange Agreement by and among Zindart Limited, Hua Yang Holdings Co., Ltd., Hua Yang Printing Holdings Co., Limited, the shareholders of Hua Yang Holdings Co., Ltd. and certain beneficial owners of such shareholders, dated February 13, 1998.(3)
2(a)(2)	Form of Deposit Agreement by and among Zindart Limited, The Bank of New York and Owners and Holders of American Depositary Receipts, dated at January 1997.(1)
2(a)(3)	Amended and Restated 1997 Equity Incentive Plan.
4(a)(1)	Sino-Foreign Co-Operation Contract, Zindart Toys (Dongguan) Company Limited, between Dongguan Hengli Trading General Company and Zindart Industrial Company Limited, dated September 8, 1994.(1)
4(a)(2)	Sino-Foreign Co-Operation Contract, Zindart Toys (Dongguan) Company Limited, Supplemental Contract, between Dongguan Hengli Trading General Company and Zindart Industrial Company Limited, dated December 5, 1995.(1)
4(a)(3)	Sino-Foreign Cooperation Contract by and between Shenzhen City Boan District Xixian Town Gushu Economic Development Company Limited and Hua Yang Printing Holdings Co. Limited, dated May 28, 1995.(3)
4(a)(4)	Processing Agreement by and between Zindart Limited and Dongguan Hengli Industry Development Company, dated August 18, 1997.(3)
4(a)(5)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1993) No. 49.(1)
4(a)(6)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 664.(1)
4(a)(7)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 665.(1)
4(a)(8)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 666.(1)
4(a)(9)	Agreement of Utilization of Factory, Warehouse and Dormitory, by and between Gushu Economic Development Company and Huan Printing Group Company, dated January 24, 1995.(3)
4(a)(10)	Tenancy Agreement of Dormitory by and between Gushu Economic Development Co. and Huaxuan Printing Company Limited, dated August 1997.(3)
4(a)(11)	Standard Chartered Bank, Banking Facility: Hua Yang, dated March 22, 2000.(4)
4(a)(12)	Standard Chartered Bank, Banking Facility: Zindart Limited dated March 22, 2000.(4)
4(a)(13)	Hong Kong Bank, Banking Facilities, dated April 25, 2000.(4)
4(a)(14)	Agreement by and between The Royal Bank of Scotland plc and Corgi Classics Limited with respect to the Term Loan of GBP4,000,000, dated January 24, 2001.(5)
4(a)(15)	Agreement by and between The Royal Bank of Scotland plc and Corgi Classics Limited with respect to the Revolving Advance Facility of GBP3,000,000, dated January 24, 2001.(5)
4(a)(16)	Agreement by and among ABN AMRO Bank, N.V. Hong Kong Branch, KBC Bank, N.V., Hong Kong Branch, Standard Chartered Bank, Rabo Bank, Hong Kong Branch with respect to the Term Loan of US$9,000,000, dated March 8, 2001.(7)
4(a)(17)	Zindart Loan and Security Agreement and Agreement, May 13, 1999, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(6)
4(a)(18)	Extension Notice, May 29, 2000, delivered pursuant to the Zindart Loan and Security Agreement and Agreement, May 13, 1999, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(6)

4(a)(19)	Amendment No. 1 to the Zindart Loan and Security Agreement and Agreement, April 16, 2001, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(6)
4(a)(20)	Amendment No. 2 to the Zindart Loan and Security Agreement and Agreement, December 31 2001, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(6)
4(c)(1)	Employment Agreement, by and between Zindart Limited, a corporation organized under the laws of Bermuda and Peter A.J. Gardiner, dated at October 1, 2000.(5)
4(c)(2)	Employment Agreement, between Hua Yang Printing Holdings Co., Ltd., a wholly-owned subsidiary of Zindart Limited, and Kevin Murphy, dated November 1, 2001.(6)
4(c)(3)	Employment Agreement, between Zindart Limited and Richard Tong, dated December 17, 2001.(6)
4(c)(4)	Option Agreement, between Zindart Limited and Peter A.J. Gardiner, dated at October 31, 2000.(8)
4(c)(5)	Option Agreement, between Zindart Limited and Christopher Guest, dated at January 11, 2001.(8)
8.1	List of subsidiaries
12.1	Section 302 Certification of Peter A.J. Gardiner
12.2	Section 302 Certification of Ken Fowler
13.1	Section 906 Certification of Peter A.J. Gardiner and Ken Fowler

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1, as amended (File No. 333-17973).

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed October 13, 1998 (File No. 333-09516).

(3)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1, as amended (File No. 333-08134).

(4)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed June 29, 2000 (File No. 000-22161).

(5)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q, filed February 14, 2001 (File No. 000-22161).

(6)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q, filed February 12, 2002.

(7)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed June 28, 2001.

(8)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed July 1, 2002.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZINDART LIMITED

/s/ KEN FOWLER

Ken Fowler
Chief Financial Officer
(Principal Financial Officer)

Date: August 19, 2004

Exhibits

1(a)	Memorandum of Association of the Company.(1)
1(b)	Articles of Association of the Company.(3)
2(a)(1)	Exchange Agreement by and among Zindart Limited, Hua Yang Holdings Co., Ltd., Hua Yang Printing Holdings Co., Limited, the shareholders of Hua Yang Holdings Co., Ltd. and certain beneficial owners of such shareholders, dated February 13, 1998.(3)
2(a)(2)	Form of Deposit Agreement by and among Zindart Limited, The Bank of New York and Owners and Holders of American Depositary Receipts, dated at January 1997.(1)
2(a)(3)	Amended and Restated 1997 Equity Incentive Plan.
4(a)(1)	Sino-Foreign Co-Operation Contract, Zindart Toys (Dongguan) Company Limited, between Dongguan Hengli Trading General Company and Zindart Industrial Company Limited, dated September 8, 1994.(1)
4(a)(2)	Sino-Foreign Co-Operation Contract, Zindart Toys (Dongguan) Company Limited, Supplemental Contract, between Dongguan Hengli Trading General Company and Zindart Industrial Company Limited, dated December 5, 1995.(1)
4(a)(3)	Sino-Foreign Cooperation Contract by and between Shenzhen City Boan District Xixian Town Gushu Economic Development Company Limited and Hua Yang Printing Holdings Co. Limited, dated May 28, 1995.(3)
4(a)(4)	Processing Agreement by and between Zindart Limited and Dongguan Hengli Industry Development Company, dated August 18, 1997.(3)
4(a)(5)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1993) No. 49.(1)
4(a)(6)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 664.(1)
4(a)(7)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 665.(1)
4(a)(8)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 666.(1)
4(a)(9)	Agreement of Utilization of Factory, Warehouse and Dormitory, by and between Gushu Economic Development Company and Huan Printing Group Company, dated January 24, 1995.(3)
4(a)(10)	Tenancy Agreement of Dormitory by and between Gushu Economic Development Co. and Huaxuan Printing Company Limited, dated August 1997.(3)
4(a)(11)	Standard Chartered Bank, Banking Facility: Hua Yang, dated March 22, 2000.(4)
4(a)(12)	Standard Chartered Bank, Banking Facility: Zindart Limited dated March 22, 2000.(4)
4(a)(13)	Hong Kong Bank, Banking Facilities, dated April 25, 2000.(4)
4(a)(14)	Agreement by and between The Royal Bank of Scotland plc and Corgi Classics Limited with respect to the Term Loan of GBP4,000,000, dated January 24, 2001.(5)
4(a)(15)	Agreement by and between The Royal Bank of Scotland plc and Corgi Classics Limited with respect to the Revolving Advance Facility of GBP3,000,000, dated January 24, 2001.(5)
4(a)(16)	Agreement by and among ABN AMRO Bank, N.V. Hong Kong Branch, KBC Bank, N.V., Hong Kong Branch, Standard Chartered Bank, Rabo Bank, Hong Kong Branch with respect to the Term Loan of US$9,000,000, dated March 8, 2001.(7)
4(a)(17)	Zindart Loan and Security Agreement and Agreement, May 13, 1999, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(6)
4(a)(18)	Extension Notice, May 29, 2000, delivered pursuant to the Zindart Loan and Security Agreement and Agreement, May 13, 1999, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(6)
4(a)(19)	Amendment No. 1 to the Zindart Loan and Security Agreement and Agreement, April 16, 2001, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(6)

4(a)(20)	Amendment No. 2 to the Zindart Loan and Security Agreement and Agreement, December 31 2001, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(6)
4(c)(1)	Employment Agreement, by and between Zindart Limited, a corporation organized under the laws of Bermuda and Peter A.J. Gardiner, dated at October 1, 2000.(5)
4(c)(2)	Employment Agreement, between Hua Yang Printing Holdings Co., Ltd., a wholly-owned subsidiary of Zindart Limited, and Kevin Murphy, dated November 1, 2001.(6)
4(c)(3)	Employment Agreement, between Zindart Limited and Richard Tong, dated December 17, 2001.(6)
4(c)(4)	Option Agreement, between Zindart Limited and Peter A.J. Gardiner, dated at October 31, 2000.(8)
4(c)(5)	Option Agreement, between Zindart Limited and Christopher Guest, dated at January 11, 2001.(8)
8.1	List of subsidiaries
12.1	Section 302 Certification of Peter A.J. Gardiner
12.2	Section 302 Certification of Ken Fowler
13.1	Section 906 Certification of Peter A.J. Gardiner and Ken Fowler

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1, as amended (File No. 333-17973).

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed October 13, 1998 (File No. 333-09516).

(3)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1, as amended (File No. 333-08134).

(4)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed June 29, 2000 (File No. 000-22161).

(5)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q, filed February 14, 2001 (File No. 000-22161).

(6)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q, filed February 12, 2002.

(7)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed June 28, 2001.

(8)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed July 1, 2002.