Form 20-F/A
period 2004-03-31
ZINDART LTD
filed 2005-04-27
CIK 1028637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to _______________

Commission file number 000-22161

Zindart Limited

(Exact name of Registrant as specified in its charter)

Hong Kong, S.A.R., China

(Jurisdiction of incorporation or organization)

1203 East Wing New World Office Bldg., 24 Salisbury Road,
Tsimshatsui Kowloon, Hong Kong, S.A.R.,China

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

Not Applicable

(Title of Class)

The number of the issuer's ordinary shares outstanding at July 16, 2004 was 9,455,298, of which 9,455,297 were represented by American Depositary Shares.

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

EXPLANATORY NOTE

We are filing this Amendment to our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 solely to include under Item 10 of Form 20-F disclosure regarding our exemption from the Nasdaq qualitative listing requirement regarding the minimum quorum required for shareholder meetings. The disclosure in this amendment speaks as of March 31, 2004. Except for the inclusion of such disclosure in Item 10, this amendment does not, and does not purport to, amend, update or restate the information in our Annual Report on Form 20-F for the fiscal year ended March 31, 2004, as filed with the Securities and Exchange Commission on August 25, 2004, or reflect any events that have occurred after the date on which such annual report was filed.

PART I

Item 10.	Additional Information

Memorandum and Articles of Association

Nasdaq rules require any foreign issuer that follows home country practice in lieu of any qualitative listing requirement to disclose in its annual reports filed with the Securities and Exchange Commission that it does not follow such qualitative listing requirement and to describe the home country practice followed by the issuer in lieu of such requirement. In February 1997, we were granted an exemption from the minimum quorum requirement for meetings of the holders of our Ordinary Shares. Under the laws of Hong Kong, there are no specific requirements regarding quorums for shareholder meetings. Hong Kong companies look to their articles of association for quorum requirements, and under our articles of association, the requirement for a quorum at shareholder meetings is the presence of at least two shareholders in person or by proxy.

PART III

Item 19.	Exhibits

12.1	Certification of Peter A. J. Gardiner

12.2	Certification of Ken Fowler

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Zindart Limited

/s/ Ken Fowler
Ken Fowler Chief Financial Officer (Principal Financial Officer)

Dated: April 26, 2005

Exhibit 12.1

CERTIFICATION

I, Peter A. J. Gardiner, certify that:

1. I have reviewed this annual report on Form 20-F/A of Zindart Limited; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

/s/ Peter A. J. Gardiner
Peter A. J. Gardiner Chairman and Chief Executive Officer

Dated: April 26, 2005

Exhibit 12.2

CERTIFICATION

I, Kenneth Fowler, certify that:

1. I have reviewed this annual report on Form 20-F/A of Zindart Limited; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

/s/ Kenneth Fowler
Kenneth Fowler Chief Financial Officer

Dated: April 26, 2005