Form 20-F
period 2005-03-31
ZINDART LTD
filed 2005-08-11
CIK 1028637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-22161

Zindart Limited
(Exact name of Registrant as specified in its charter)

Hong Kong, S.A.R., China
(Jurisdiction of incorporation or organization)

1203 East Wing, New World Office Building, 24 Salisbury Road,
Tsimshatsui, Hong Kong, S.A.R. China
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

Not Applicable
(Title of Class)

      The number of the issuer’s ordinary shares outstanding at July 8, 2005 was 9,636,943, of which 9,636,942 were represented by American Depositary Shares.

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒     Yes     ☐     No

      Indicate by check mark which financial statement item the registrant has elected to follow.

☐     Item 17     ☒     Item 18

ZINDART LIMITED

INDEX TO ANNUAL REPORT ON FORM 20-F
FOR THE FISCAL YEAR ENDED MARCH 31, 2005

DEFINITIONS

         Unless the context otherwise requires, references in this annual report on Form 20-F (the “Annual Report”) to the “Company” refers to Zindart Limited and the term “Group” refers to Zindart Limited and its subsidiaries (including Hua Yang and Corgi). The term “Zindart Manufacturing” refers to Zindart Limited and its subsidiaries (excluding Hua Yang, Corgi and the Group’s corporate office). The term “Hua Yang” refers to Hua Yang Holdings Co., Limited and its subsidiaries. The Company completed the sale of Hua Yang in May 2004. In March 2005, the Company’s board of directors resolved to sell the Company’s manufacturing division (“Zindart Manufacturing”) and initiated an active program to locate a buyer. Certain references to the “Group” that are relevant to the continuing operations for the fiscal year ended March 31, 2005 exclude Zindart Manufacturing and Hua Yang. The term “Corgi” refers to Corgi Classics Holdings Limited (“Corgi Holdings”), its main operating subsidiaries, Corgi Classics Limited (“Corgi U.K.”), Corgi USA, Inc. (“Corgi U.S.”), and its other subsidiaries.

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

NOTE REGARDING FINANCIAL PRESENTATION

         The consolidated financial statements contained in this Annual Report are those of the Group. Such financial statements and the other financial data contained in this Annual Report were derived from the Group’s consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

PART I

Item 3.   Key Information

Selected Financial Data

         The selected consolidated statements of operations data for the years ended March 31, 2005, 2004 and 2003, and selected consolidated balance sheets data as of March 31, 2005 and 2004, are derived from the consolidated financial statements included in Item 18 of this Annual Report. The selected consolidated statements of operations data for the years ended March 31, 2002 and 2001, and selected consolidated balance sheets data at March 31, 2003, 2002 and 2001 were derived from the consolidated financial statements of the Group previously filed with the SEC. As discussed in our March 31, 2004 Annual Report on Form 20-F, the selected consolidated financial data for the years ended March 31, 2002 and 2001 were restated to reflect the correction of misstatements in those prior financial statements.

         The selected consolidated statements of operations data for the years ended March 31, 2003, 2002 and 2001 have been reclassified to reflect Hua Yang and Zindart Manufacturing as discontinued operations, as described in note 2 to Consolidated Financial Statements in Item 18 of this Annual Report. The selected consolidated statements of operations data and the selected consolidated balance sheet data as of and for the years ended March 31, 2005 and 2004 have been presented to reflect Zindart Manufacturing and Hua Yang as discontinued operations. The following selected consolidated financial data should be read in conjunction with Item 5 and Item 18 of this Annual Report.

	Year Ended March 31,

	2005	2004	2003	2002	2001

	(In thousands, except share data)
Consolidated Statements of Operations Data:
Net sales	$43,214	$49,744	$49,663	$43,596	$40,969
Cost of goods sold	(26,883)	(28,451)	(26,685)	(24,283)	(21,982)

Gross profit	16,331	21,293	22,978	19,313	18,987
Selling, general, and administrative expenses	(24,171)	(24,151)	(20,574)	(22,025)	(19,116)
Amortization of goodwill	—	—	—	(1,298)	(1,296)

Operating (loss) income	(7,840)	(2,858)	2,404	(4,010)	(1,425)
Other (expense) income:
Interest income	138	39	111	240	504
Interest expense	(682)	(425)	(1,075)	(1,619)	(1,976)
Other income (loss)	37	(301)	(147)	34	150

(Loss) income from continuing operations before income taxes	(8,347)	(3,545)	1,293	(5,355)	(2,747)
Income tax benefit (expense)	941	(254)	(54)	147	(242)

(Loss) income from continuing operations	(7,406)	(3,799)	1,239	(5,208)	(2,989)
(Loss) income from discontinued operations, net of tax	(115)	(1,510)	1,326	(3,037)	3,061

(Loss) income before extraordinary items	(7,521)	(5,309)	2,565	(8,245)	72
Extraordinary gain	418	—	—	—	—

Net (loss) income	$(7,103)	$(5,309)	$2,565	$(8,245)	$72

	Year Ended March 31,

	2005	2004	2003	2002	2001

	(In thousands, except share data)
(Loss) earnings per common share:
Basic:
(Loss) income from continuing operations	$(0.78)	$(0.43)	$0.14	$(0.59)	$(0.34)
(Loss) income from discontinued operations	(0.01)	(0.17)	0.15	(0.34)	0.35
Extraordinary gain	0.04	—	—	—	—

Net (loss) income	$(0.75)	$(0.60)	$0.29	$(0.93)	$0.01

Diluted:
(Loss) income from continuing operations	$(0.78)	$(0.43)	$0.14	$(0.59)	$(0.34)
(Loss) income from discontinued operations	(0.01)	(0.17)	0.14	(0.34)	0.35
Extraordinary gain	0.04	—	—	—	—

Net (loss) income	$(0.75)	$(0.60)	$0.28	$(0.93)	$0.01

Weighted average number of common shares outstanding:(1)
Basic	9,487,129	8,907,015	8,834,125	8,834,125	8,834,125

Diluted	9,487,129	8,907,015	9,044,122	8,834,125	8,834,125

Consolidated Balance Sheets Data:
Cash and cash equivalents	$7,012	$1,539	$1,973	$3,425	$8,622
Assets of discontinued operations	29,243	31,712	—	—	—
Liabilities of discontinued operations	23,073	18,068	—	—	—
Working capital(2)	12,692	(3,305)	(1,022)	(8,501)	10,191
Property, plant, and equipment and land use rights, net	7,933	23,386	30,709	31,152	33,434
Total assets	98,644	131,542	125,821	124,026	139,654
Short-term debt and current installments of long-term debt	3,876	12,480	16,639	26,586	18,560
Long-term debt and obligations under
capital leases, excluding current
installments	—	701	3,588	252	14,937
Stockholders’ equity	63,053	68,190	70,574	66,504	75,133

———————
(1)	Stock options outstanding for the years ended March 31, 2005 and 2004 were not included in computing diluted (loss) earnings per common share since their effects were anti-dilutive due to the net loss from continuing operations for the year. The difference between basic and diluted weighted average number of common shares for the year ended March 31, 2003 is due to the dilutive effect of stock options outstanding by application of the treasury stock method. Stock options and convertible note outstanding for the years ended March 31, 2002 and 2001 were not included in computing diluted (loss) earnings per common share since their effects were anti-dilutive. Stock options and convertible note for the year ended March 31, 2002 were anti-dilutive due to the net loss from continuing operations for the year. Stock options for the year ended March 31, 2001 were anti-dilutive because they had an exercise price greater than the average market price during the year. Similarly, convertible note was anti-dilutive because its interest per common share obtainable on conversion exceeded basic earnings per share.

(2)	Working capital is equal to current assets less current liabilities. At March 31, 2002, net current liabilities included the reclassification of long-term debt of approximately $6.0 million as current liabilities as a result of the Group’s breach of certain financial covenants under its banking facilities.

RISK FACTORS

Risks Related to the Group’s Business

     Business Environment

         The Group has incurred losses in prior periods, and may incur losses in future periods as well. The Group can make no assurances that sustained operating profitability or net profitability can be achieved due to several factors including, but not limited to:

•	as the Group seeks to achieve organic growth, additional investment in product development activities will be necessary;

•	product costs and profit margins may be unfavorably impacted due to appreciation of the Renminbi;

•	ongoing efforts to comply with the regulations promulgated under the Sarbanes-Oxley Act of 2002 will continue to increase general and administrative expenses;

•	changes in accounting standards such as recognition of compensation costs relating to employee stock option plan in accordance to SFAS 123R may increase the Group’s operating expenses;

•	competition in the toy industry will continue to exert price pressure, causing an unfavorable impact upon the Group’s net sales per unit;

•	failure to achieve the Group’s current strategic initiatives to increase market awareness of the company, its products and its brands.

         Many of the Group’s expenses are relatively fixed, and cannot be quickly reduced if the actual revenues are lower than expected. As a result of such fixed expenses, revenue shortfalls could result in lower income or result in greater losses than anticipated for any given period.

Competition

         The Group faces significant competition. In branded toys and collectibles, Corgi competes with numerous companies located all over the world including, but not limited to, Mattel, Hasbro, Funrise, Dragon, Armour/Franklin Mint, IXO, Model Power, Forces of Valor, and Die Cast Promotions. The Group owns certain trademarks and other intellectual property rights associated with Corgi and its wholly owned subsidiary Lledo Collectibles Ltd. (“Lledo”). Key trademarks are registered in the substantive territories in which the Group operates or distributes its products. The Group’s key employees have entered into confidentiality and non-competition agreements with the Group.

Dependence on Major Vendors

         Corgi utilizes several OEM manufacturers, all based in the PRC, to produce its products; however, approximately two-thirds of its product is produced at Zindart Manufacturing. If, subsequent to the disposal of Zindart Manufacturing, the successor to Zindart Manufacturing determines not to continue producing Corgi’s products, Corgi would be forced to identify alternate manufacturers to produce these products. Several quality manufacturing alternatives may be available in the PRC for this purpose; but there can be no assurance that Corgi will be able to find alternate producers on a timely basis, if at all. In addition, prices charged by the alternate vendors may be higher than charged by Zindart Manufacturing. The related price increases could unfavorably impact the financial results of the Group.

Negotiating Power with Customers

          Corgi has little price negotiating power with regard to its mass market toys, as several companies are competing to sell similar products to the same major retailers. Many substitutes to Corgi’s toy products are available in the market. Moreover, the large mass retailers have low margins and are price sensitive. The toy industry is mature and retailers have access to and are able to evaluate market information.

Concentration of Credit Risk; Timely Collection of Accounts Receivable

         Concentration of credit risk is primarily limited to trade accounts receivable and is subject to the financial conditions of certain major customers. The Group performs an ongoing credit evaluation of each customer’s financial condition. At March 31, 2005, the Group’s five largest trade accounts receivable accounted for approximately 34% of the total gross trade accounts receivable. The Group maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. However, no assurances can be given as to the ability of the Group to recover the trade accounts receivable on a timely basis, and the inability to do so on a timely basis or at all could have a material adverse effect on the Group’s financial condition.

Market Acceptance; Economic Factors

         There can be no assurance that existing or future products of the Group or the Group’s customers will continue to receive substantial market acceptance. In addition, because a significant portion of the products manufactured and sold by the Group are sold in the U.S. and the United Kingdom (the “U.K.”), the Group’s profitability also depends on the strength of the U.S. and U.K. economies, which can affect U.S. and U.K. consumers’ spending habits on such items as die-cast collectibles. Any downturn in the U.S. or U.K. economies could have a material adverse effect on the Group’s business, financial condition and results of operations.

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

Seasonality

         The Group’s operating results in the past have fluctuated in part based on seasonal factors and this seasonality is likely to continue in the future. The sale of Corgi’s licensed mass-market products may increase substantially in coordination with the launch of a related movie or other event. Sales of other products may increase substantially during the winter holiday season.

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

Tariffs and Quotas

         Most of the Group’s products are shipped to customers in the U.S. and the U.K.. The U.S. and U.K. may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect the Group’s ability to continue to export products to the U.S. or U.K. at current or increased levels. The Group cannot predict what regulatory changes may occur, if any, or the type or extent of any financial impact on the Group that such changes may have in the future. In addition, various forms of protectionist trade legislation have been proposed in the U.S., the U.K. and the European Union. Adverse changes in tariff structures or other trade policies could have a material adverse effect on the Group’s business, financial condition and results of operations.

Country Risks

Political, Social and Economic Environment.

         The political, social and economic environment in the PRC may have an adverse impact on the Company’s investment in the PRC. The PRC is controlled by the Communist Party of the PRC. Under its current leadership, the PRC has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization; however, there can be no assurance that the PRC government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time.

         Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation or reform money-losing state-owned enterprises, the inadequate development or maintenance of infrastructure or the unavailability of adequate power and water supplies, transportation, raw materials and parts, or a deterioration of the general political, economic or social environment in the PRC, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, a deterioration of political relations between the U.S. and the PRC or the U.K. and the PRC may adversely affect the Company’s business.

         In addition, as the Group’s administrative, finance and accounting activities are located in Hong Kong, the Group’s business, financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy.

As a result, the Group’s business, financial condition and results of operations may be influenced by the general political, social and economic situation in the PRC, Hong Kong, U.K. and the U.S.. Accordingly, the Group may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations and changes in import/export regulations, tariffs, duties and quotas.

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

PRC Law; Evolving Regulations and Policies.

         The PRC’s legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system in the U.S.. The PRC does not have a well-developed, consolidated body of law governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation. In addition, the legal system of the PRC relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation, discretion and modification, perhaps on a case-by-case basis.

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

         On July 1, 1997, sovereignty over Hong Kong was transferred from the U.K. to the PRC, and Hong Kong became a Special Administrative Region (“SAR”) of the PRC. As provided in the Sino-British Joint Declaration on the Question of Hong Kong and the Basic Law of the Hong Kong SAR of the PRC (the “Basic Law”), the Hong Kong SAR is to have a high degree of autonomy from PRC except in foreign affairs and defense.

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

         On July 21, 2005, the People’s Bank of China announced the end of the Renminbi (“RMB”) peg to the U.S. dollar. The bank increased the value of the RMB to 8.11 to one U.S. dollar – a 2.1% increase in its value – and decreed that henceforth the RMB would trade within a narrow band of 0.3% each day against a basket of currencies. Eliminating the dollar peg is seen by some economists as a first step toward a free-floating, and stronger, RMB. Uncertainty exists as to whether the PRC’s new currency policy will support further appreciation of the RMB. The Group sources most of its finished products in the PRC. The appreciation of RMB will increase the Group’s product costs and may reduce the Group’s sales, especially to U.S. and European distributors and retailers.

Dependence on Trade Credit

         As of March 31, 2005, Zindart Manufacturing and Corgi had $7.5 million and $3.6 million of short-term, trade-related debt outstanding, respectively. Cash balances at March 31, 2005 were $7.0 million. Since March 31, 2005, The Royal Bank of Scotland plc. (“RBS”) has reduced its available line by GBP500,000 to GBP2.5 million and The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) has set the final extension of a $2.6 million temporary line to July 31, 2005. Total reduction of available bank lines by August 1, 2005 was $3.5 million. RBS may reduce its line further without notice. Assuming a total reduction of $3.5 million, the Group will have $14.4 million in the aggregate in available credit under its bank lines. In the event that the Group requires additional capital, it may be required to issue additional equity securities, which could result in dilution to existing stockholders, or to borrow funds, which could adversely affect operating results.

Goodwill Impairment

         The Group’s largest asset is goodwill, with a carrying value of $35.3 million as of March 31, 2005 and relates to the acquisition of Corgi in July, 1999. The fair value of the Corgi business segment is estimated on an annual basis and compared to the net book value of this business segment, including goodwill, in order to identify potential goodwill impairment in the value of the assets. To date, impairment of the Corgi goodwill has not been observed as the estimated fair value of the Corgi business segment exceeded the carrying value of the business segment, including the existing goodwill. Any deterioration of the expected future performance of the Corgi business segment may reduce the estimated fair value of the business segment such that an impairment of goodwill may be recognized.

Sale of Zindart Manufacturing

         We expect to complete the sale of Zindart Manufacturing in the second quarter of fiscal year 2006. However, there can be no assurance that the sale will be completed in this timeframe, or at all. If we are unable to complete the sale of Zindart Manufacturing, or if there is a material delay in completing the sale, the operation may be reclassified as a continuing operation. Such a reclassification would materially alter the Group’s financial statement presentation, but would not change the historical net loss, total assets, or shareholders’ equity.

Risks Associated with the Company’s American Depositary Shares

Limited Reporting Requirements

         As a foreign private issuer, the Group is exempt from certain rules and regulations of the Exchange Act, including those prescribing the furnishing and content of proxy statements. And its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Group is not required to publish financial statements as frequently, as promptly or containing the same information as U.S. companies.

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

Item 4. Information on the Company

History and Development of the Company

Description of Business

         Zindart Limited was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance in July 1977. The Company’s ADSs have been listed on the Nasdaq National Market since February 1997.

Registered Office

         The Company’s registered office is located at 1203 East Wing, New World Office Building, Tsimshatsui, Hong Kong, S.A.R., China and its telephone number is 2256-6000, country code 852.

Business Overview

Business Segments and Principal Activities

         We completed the sale of our subsidiary Hua Yang in May 2004. In March 2005, our board of directors resolved to sell Zindart Manufacturing and we initiated an active program to locate a buyer. We have reported the results of these business segments as discontinued operations under Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which are described in note 2 to Consolidated Financial Statements in Item 18 of this Annual Report.

         Subsequent to the sale of Hua Yang in May 2004 and the intended sale of Zindart Manufacturing, our remaining operating segment is Corgi U.K., which is primarily engaged in the design, marketing and distribution of die-cast products under proprietary brand names. Net sales of this business segment is reflected in the table below. See Note 22 to Consolidated Financial Statements for additional information about this business segment.

	Year Ended March 31,

	2005	2004	2003

	(In thousands)
Segment net sales	$43,214	$49,744	$49,663

Segment (loss) profit	$(5,561)	$(688)	$3,852
Less: Unallocated corporate expenses and other losses	(2,279)	(2,170)	(1,448)

Consolidated operating (loss) income	$(7,840)	$(2,858)	$2,404

Products, Markets and Marketing Channels

Corgi products

         Corgi, founded in 1956, is one of the oldest marketers of collectible die-cast models of trucks, buses, cars and airplanes in the world. It has the largest die-cast market share in the U.K.. Corgi offers a broad portfolio of products ranging from special interest items to more popular, often license-based, items. The majority of Corgi’s product lines are highly detailed, authentic scale replicas of transport vehicles, produced in strictly limited numbers and appealing to a wide range of die-cast collectors. Increasingly, Corgi is broadening its product lines to include more mixed scale, lower-priced, die-cast lines which are sold in wider distribution channels. Corgi’s product portfolio is broadly divided into the following categories: (1) collectible trucks, fire vehicles, and other road transport; (2) collectible public transport; (3) collectible aircraft; (4) collectible metal figurines; (5) collectible military vehicles; and (6) traditional die-cast and plastic toy vehicles.

         Corgi holds a number of major licenses, including licenses for the production of James Bond, DC Comics’ Batman, Star Trek, Postman Pat, and Little Red Tractor, in addition to many famous vehicle licenses. More recently, Corgi has established a number of products designed to be more appealing to the U.S. consumer, including U.S. fire truck and military based lines, which are developed and supplied by Corgi U.S.. Corgi also owns the Lledo brand and a number of sub-brands including The Aviation Archive, The Original Omnibus Company, Icon Collectibles and Unsung Heroes.

         Corgi serves its customers through a number of distribution channels, including wholesale, retail, direct marketing and the Internet. Corgi’s products are sold in 30 countries throughout the world. In addition to the U.K. and North America, important markets include France, Germany, Japan, Canada and Australia.

         In the U.K., there are over 2,000 retail outlets that stock Corgi products, and of these there are more than 350 Gold Star and Approved Specialist Corgi collector retailers and 20 Premium Collector Centers, each of which carries a wide range of Corgi’s die-cast scale models. Corgi also operates a Corgi Classics Roadshow vehicle, which can be seen at over 40 events per year and is visited by an estimated one million people every year.

Geographic Markets

         The Group’s business is managed on a worldwide basis, and markets and distributes directly in two principal geographic markets. The U.K. and U.S. accounted for approximately 74.9% and 14.9%, respectively, of the Group’s net sales from continuing operations for the year ended March 31, 2005. Net sales from continuing operations by geographical location of customers are reflected in the table below.

	Year Ended March 31,

	2005	2004	2003

	(In thousands)
United Kingdom	$32,370	$35,443	$37,140
Other European countries	3,080	3,083	3,982
United States of America	6,441	9,956	7,143
Others	1,323	1,262	1,398

	$43,214	$49,744	$49,663

          Corgi serves its customers locally through a number of distribution channels, including wholesale, retail, direct marketing and the Internet. Outside of the U.K. and U.S. markets, distribution is accomplished primarily through local distributors specializing in either die-cast collectibles or mass-market toy distribution.

         Sales to the Group’s five largest customers accounted for approximately 17.3%, 17.8% and 15.7%, respectively, of the total net sales from continuing operations for the years ended March 31, 2005, 2004, and 2003. The Group’s largest customers are G Cleveland-Wholesalers and Model Zone Ltd. Sales to G Cleveland-Wholesalers and Model Zone Ltd. represented 4% and 3.6%, respectively, of the Group’s net sales for the year ended March 31, 2005 as compared to 4.2% and 3.0%, respectively, of the total net sales from continuing operations for the year ended March 31, 2004.

Business Strategy

         The Group’s growth strategy is to be the leading developer and marketer of high-quality die-cast collectibles, as well as a significant participant in mass-market toy products that benefit from the use of the Corgi brand name. The Group’s strategy calls for continuous strengthening of its relationships with its multi-national customers and increasing and diversification of its customer base. To achieve these goals, the Group has been focusing on the following:

•	broadening its unique line of collectible products in order to increase channels of distribution and acquire a wider target audience of adult collectors;

•	developing a range of toy products for entry into mass market distribution channels to increase sales volume and re-launch the Corgi brand name into the mass market after many years of absence. This strategy is also designed to increase the number of collectors of Corgi products as they progress into their adult years.

Brand Development

         The Group seeks to further develop its Corgi brand in the U.S.. The Group has established a direct sales force for its collectible Corgi line of die-cast replica items in the U.S. along with strong associations with die-cast distributors and direct-to-consumer mail order and Internet customers. Corgi expects to continue strengthening its marketing infrastructure and to advance its goal of worldwide growth and expansion in collectible and mass markets. Corgi has expanded the number of its retail storefronts in the U.S. and has opened a permanent showroom at the Toy Center in New York, which is convenient for major mass-market and specialty store buyers at key selling dates during the year.

Diversify Product Offerings

         In order to increase sales volume and the channels of distribution, the Group has been broadening the product line of collectibles and developing a range of toy products for entry into the mass-market. These strategies will also assist the business in acquiring a wider target audience of adult collectors and garner future collectors of Corgi products as they progress into their adult years.

         The Group’s strategy to diversify and expand its product offerings has been focused along three fronts:

Collectibles

         Collectible product offerings have been expanded to include new vehicles for Batman, James Bond and Star Trek licenses to capitalize on stable perennial favorites and upcoming movie releases. In addition, new collectible categories have been launched, specifically a continuity line of fire equipment, a new collectible figure line consisting of military figures through the ages under the brand name Forward March. Additional figures and vehicle lines are scheduled to be distributed depicting famous licensed characters and vehicles through the years.

Traditional Toys

         In order to capitalize on the Corgi brand name, increase sales volume and develop younger Corgi collectors, the Group has launched several products into the mass and specialty toy channels of distribution. Two major lines are:

Streakerz

         Streakerz is a line of 48 mini vehicles that have been designed to operate at high speed around six distinct track sets. Each vehicle comes with a unique “tuning” knob so that the vehicle can function on different terrains. This line will be expanded with additional vehicles that contain lights, others that transform into different vehicles, and a line extension to Streakerz called Twisterz where two halves of a vehicle are wound up to provide a spring loaded propulsion system. Streakerz is designed to appeal to boys ages 3 to 6.

Go Go Rollers

         Go Go Rollers is Corgi’s first entry into the preschool/infant market. This line is positioned as the only line of infant toys that bring action into the world of developmental toys targeted at little boys. This extensive line consists of 12 unique vehicles encapsulated in clear balls for little hands along with five play environments with lights and sound effects. Go Go Rollers is designed to appeal to boys ages 1 to 4.

Product Repositioning

         The Group has an extensive tooling bank and active product lines that have been strictly positioned for sale to collectors. All of these lines have been repackaged and repriced for acceptance into higher volume mass retail markets without distracting from the core collector base. In addition, a new line of low priced die-cast vehicles has been sourced from Asia and distributed at very competitive prices relative to the competition.

         All of the Group’s mass-market products, whether lower priced collectibles or traditional toys, have been rebranded as “Corgi Wheelz,” which is prominently displayed on all new packaging.

Seasonality

         The Group’s operating results in the past have fluctuated in part based on seasonal factors and this seasonality is likely to continue in the future. The introduction of Corgi’s mass-market licensed products will increase substantially in coordination with the launch of a related movie and sales of other toy products may increase substantially just prior to and during the holiday season.

Intellectual Property

         The Group owns certain trademarks and other intellectual property rights associated with Corgi and its wholly owned subsidiary Lledo. Key trademarks are registered in the substantive territories in which the Group operates or distributes its products. The Group’s key employees have entered into confidentiality agreements with the Group.

Competition

         The Group faces significant competition. In branded toys and collectibles, Corgi competes with numerous companies located all over the world including, but not limited to, Mattel, Hasbro, Funrise, Dragon, Armour/Franklin Mint, IXO, Model Power, Forces of Valor, and Die Cast Promotions.

Governmental Regulation

         The Group’s business activities are subject to various governmental regulations in countries in which it operates, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements.

Organizational Structure

         A list of the Company’s subsidiaries is set forth in Exhibit 8.1 to this Annual Report.

Property, plant and equipment

         The Group is headquartered in part of one building in the New World Office Building located in Hong Kong and occupies approximately 5,851 square feet of such building. The facilities are subject to a lease that expires in November 2007.

         Corgi U.K. operates out of an office accommodation in Leicester, England totaling approximately 8,415 square feet under a lease scheduled to expire in February 2015. The offices of Corgi U.S. are located in Chicago, Illinois and occupy approximately 8,800 square feet under a lease that expires in August 2008. The office of Corgi Hong Kong is located in Tsimshatsui, Hong Kong and occupies approximately 6,426 square feet under a lease that expires in October 2006.

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

         Recently, the U.S. retail environment for toys has become concentrated in only a few retailers. Competition in toys amongst these retailers has become strong, and in many cases toys have become traffic builders and loss leader products especially during the holiday season. To the manufacturer, sales to these mass-market retailers present opportunities in sales and profits, along with risks of bearing higher receivables, inventories, and advertising costs.

         The concentration of retailers also leads to a general decline in manufacturers’ bargaining power. Therefore, the Group faces increasing risks of decreasing margins due to price increases in critical raw materials including zinc and plastic resins. Also, the mass merchandisers’ drive for efficiency results in shorter cycle-times for product development and production. Shorter planning and production horizons lead to tighter shipment schedules, smaller order quantities, and proliferation of SKUs, resulting in smaller production lots, more frequent production line changeovers, diminished economies of scale, and increased opportunities for errors.

         In the U.K., the primary market for Corgi, mass-market retailers are less concentrated than in the U.S.. The U.K. has key toy retailers, but also a wide variety of independent toyshops and department stores, serving to spread the risk related to toy sales more broadly across the nation.

Operating Results

         In March 2005, the Group’s board of directors resolved to sell Zindart Manufacturing and initiated an active program to locate a buyer. The Group expects the sale of Zindart Manufacturing to be completed within the fiscal year ended March 31, 2006. The Group has reported the operating results of this business segment as discontinued operations under SFAS 144.

         In May 2004, the Group completed the sale of Hua Yang and has reported the operating results of this business segment as discontinued operations under SFAS 144. Terms for the sale included cash consideration of $14,250,000, less 10% to be held by an escrow agent until the closing balance sheet had been audited and accepted by the buyer. In March 2005, the Group received the remaining consideration from the escrow agent and a gain on disposal of $984,000 was recorded for the year ended March 31, 2005.

         The transactions are also described in note 2 of the Notes to Consolidated Financial Statements in Item 18 of this Annual Report. The accompanying consolidated financial statements for the years ended March 31, 2004 and 2003 have been reclassified to reflect Zindart Manufacturing and Hua Yang as discontinued operations.

         The table below sets forth the consolidated statements of operation data as a percentage of net sales from continuing operations for the years ended March 31, 2005, 2004 and 2003.

	Year Ended March 31,

	2005	2004	2003

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(62.2)	(57.2)	(53.7)

Gross profit	37.8	42.8	46.3
Selling, general, and administrative expenses	(55.9)	(48.5)	(41.5)

Operating (loss) income	(18.1)	(5.7)	4.8
Interest income	0.3	0.1	0.2
Interest expense	(1.6)	(0.9)	(2.2)
Other income (loss)	0.1	(0.6)	(0.2)

(Loss) income before income taxes	(19.3)	(7.1)	2.6
Income tax benefit (expense)	2.2	(0.5)	(0.1)

(Loss) income from continuing operations	(17.1)	(7.6)	2.5

Years Ended March 31, 2005 and 2004

         Net Sales. The Group’s net sales were $43.2 million for the year ended March 31, 2005, a decrease of $6.5 million, or 13.1%, from $49.7 million for the year ended March 31, 2004. The decrease was largely due to a lack of new products introduced to the market during the year ended March 31, 2005. Senior management of the Corgi division was replaced in late fiscal year 2004 and early fiscal year 2005, resulting in decreased sales in most of Corgi’s markets. During fiscal year 2005, the new management team focused on development of new products for fiscal year 2006 and beyond. The Group believes that sales of these new products will halt further decreases in net sales.

         Gross Profit and Gross Margin. The Group’s gross profit was $16.3 million for the year ended March 31, 2005, a decrease of $5 million, or 23.5%, from $21.3 million for the year ended March 31, 2004. Gross margin was 37.8% for the year ended March 31, 2005 and 42.8% for the year ended March 31, 2004. The decrease in gross profit was due in part to lower net sales on those sales for the fiscal year ended March 31, 2005. This decrease in gross margin was due to clearance of certain products at discount prices and to a shift toward certain lower margin, mass market products. The Group believes that increasing net sales will yield associated increases in gross profit, but does not anticipate improvements in the gross margin on these sales, as Corgi will continue to focus on developing new mass market products, all of which will yield lower gross margins than the historical average.

         Selling, General and Administrative Expenses. The Group’s selling, general and administrative expenses were $24.2 million for the years ended March 31, 2005 and 2004. Selling, general and administrative expenses were 55.9% of net sales for the year ended March 31, 2005 and 48.5% for the year ended March 31, 2004. The increase in percentage of selling, general and administrative expenses to net sales was related to the decrease in net sales for the fiscal year ended March 31, 2005. The Group’s selling, general and administrative expenses are mostly considered fixed in relation to anticipated changes in sales volume.

         Interest Expense, Net. The Group’s interest expense, net, was $544,000 for the year ended March 31, 2005, as compared to $386,000 for the year ended March 31, 2004. The increase in the Group’s interest expense, net, was due to increased usage of the RBS revolving credit facility (See Liquidity and Capital Resources below).

         Other Income (Loss). The Group’s other income was $37,000 for the year ended March 31, 2005, as compared to other loss of $301,000 for the year ended March 31, 2004. Other loss for the year ended March 31, 2004 included impairment loss on investments in securities of $127,000 and loss on derivative instruments of $91,000.

         Income Tax Benefit (Expense). The Group’s income tax benefit was $941,000 for the year ended March 31, 2005, as compared to income tax expense of $254,000 for the year ended March 31, 2004. The income tax benefit and expense in 2005 and 2004 primarily resulted from Corgi’s U.K. operations. In the fiscal year ended March 31, 2004, Corgi’s U.K. operations had net taxable income and a tax expense was recorded accordingly. During the fiscal year ended March 31, 2005, Corgi’s U.K. operations experienced a tax loss. Under the U.K. tax law, a business is allowed to utilize current year tax losses against tax paid in prior years; as a result, the Group recorded a tax benefit for the fiscal year ended March 31, 2005.

         (Loss) Income from continuing operations. The Group’s loss from continuing operations was $7.4 million for the year ended March 31, 2005, an increase in loss of $3.6 million, or 94.7%, from loss from continuing operations of $3.8 million for year ended March 31, 2004. The increase in loss was primarily due to the decrease in net sales for the fiscal year ended March 31, 2005.

Years Ended March 31, 2004 and 2003

         Net Sales. The Group’s net sales were $49.7 million for the year ended March 31, 2004 with no significant changes compared to net sales of $49.7 million for the year ended March 31, 2003.

         Gross Profit and Gross Margin. The Group’s gross profit was $21.3 million for the year ended March 31, 2004, a decrease of $1.7 million, or 7.4%, from $23.0 million for the year ended March 31, 2003. Gross margin was 42.8% for the year ended March 31, 2004 and 46.3% for the year ended March 31, 2003. The decreases in gross profit and gross margin were due to an increase in the sales of Corgi’s mass-market products, which yield a lower margin than Corgi’s specialty products.

         Selling, General and Administrative Expenses. The Group’s selling, general and administrative expenses were $24.2 million for the year ended March 31, 2004, an increase of $3.6 million, or 17.5%, from $20.6 million for the year ended March 31, 2003. Selling, general and administrative expenses were 48.5% of net sales for the year ended March 31, 2004 and 41.5% for the year ended March 31, 2003. The increase in selling, general and administrative expenses was due to a 32.6% increase in advertising costs for Corgi related to new product launches and an increase in the Group’s general and administrative expenses including growth of Corgi’s U.S.-based operations, bonuses accrued for certain executive officers, and higher professional fees.

         Interest Expense, Net. The Group’s interest expense, net, was $386,000 for the year ended March 31, 2004, as compared to $964,000 for the year ended March 31, 2003. The decrease in the interest expense, net, was due to a repayment of the principal of the term loan that had been procured for the acquisition of Corgi U.K..

         Other Loss. The Group’s other loss was $301,000 for the year ended March 31, 2004, as compared to $147,000 for the year ended March 31, 2003. The increase in other loss was mainly due to the inclusion of loss from derivative instruments of $91,000 for the year ended March 31, 2004 as compared to a gain from derivative instruments of $83,000 for the year ended March 31, 2003.

         Income Tax Expense. The Group’s income tax expense was $254,000 for the year ended March 31, 2004, as compared to $54,000 for the year ended March 31, 2003. The increase in income tax expense in the fiscal year ended March 31, 2004 was mainly due to the increase in the net taxable income contributed by the unrealized exchange gain arising from the re-translation of the intercompany balance recorded in Corgi’s U.K. operations.

         (Loss) Income from continuing operations. The Group’s loss from continuing operations was $3.8 million for the year ended March 31, 2004, a decrease of $5.0 million from income from continuing operations of $1.2 million for year ended March 31, 2003. The decrease was primarily due to lower gross margins as a result of an unfavorable product mix shift, and higher selling, general and administrative expenses as a result of higher advertising costs, growth of Corgi’s U.S.-based operations, and bonuses accrued for certain executive officers, and higher professional fees.

Foreign Currency Fluctuations

         The Group’s functional currency is U.S. dollars as a substantial portion of the Group’s business activities is based in U.S. dollars. The Group’s sales are primarily denominated in U.S. dollars, followed by Great Britain Pounds (“GBP”), Hong Kong (“HK”) dollars or Euros. The majority of the Group’s expenses are denominated in either U.S. dollars, HK dollars, RMB, GBP and Euros. Aggregate gains or losses from foreign currency transactions included in cost of goods sold for the years ended March 31, 2005, 2004 and 2003 were approximately losses of $26,000, losses of $316,000 and gains of $597,000, respectively.

         The Group primarily uses foreign currency forward contracts to hedge anticipated transactions that are subject to foreign currency exchange exposure. These instruments are designated as cash flow hedges in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended and are recorded in the consolidated financial statements at fair value. The effective portion of the contract gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts are highly effective in hedging the variability in future cash flows attributable to changes in foreign currency exchange rates. At March 31, 2005, the Group had outstanding foreign currency forward contracts to sell approximately GBP2,045,000 for HK$30,000,000. At March 31, 2004, the Group had outstanding foreign currency forward contracts to sell approximately GBP3,898,000 for US$6,450,000, HK$2,331,000 for US$300,000, US$2,860,000 for Euros 2,200,000 and US$1,076,605 for CHF1,300,000. For the years ended March 31, 2005 and 2004, total net amounts recognized in earnings due to ineffectiveness and amounts excluded from the assessment of hedge effectiveness were not material. The amount reported as unrealized gain on derivatives of $10,000, net of taxes in the accumulated other comprehensive income (loss) account within stockholder’ equity represents the total unrealized gain on derivatives designated and qualified as cash flow hedges. Substantially all of the balance at March 31, 2005 will be recognized within the subsequent 12 months as the anticipated transactions occur. For the year ended March 31, 2003, the Group’s derivatives did not qualify as hedging instruments and therefore changes in the fair values of these instruments of $83,000 were recognized in other loss in the consolidated statement of operations.

Liquidity and Capital Resources

         Cash and cash equivalents were $7.0 million at March 31, 2005. Net cash used in operating activities was $4.7 million for the year ended March 31, 2005, a $5.5 million decrease from net cash provided by operating activities of $0.8 million for the year ended March 31, 2004. The decrease was primarily due to an increase in net loss from continuing operations of approximately $3.6 million and an increase in working capital of $2.3 million, offset by an increase in depreciation of $0.4 million.

         Cash provided by investing activities for the year ended March 31, 2005 was $11.1 million, an increase of $14.3 million over net cash used in investing activities of $3.2 million for the year ended March 31, 2004. The cash provided by investing activities during the year ended March 31, 2005 included $14.25 million in net proceeds from sale of Hua Yang, partially offset by $3.2 million of investment in fixed assets, primarily consisting of tooling for new Corgi products.

         Cash provided by financing activities was $2.4 million for the year ended March 31, 2005, an increase of $7.5 million from net cash used in financing activities of $5.1 million for the year ended March 31, 2004. The major sources of cash from financing activities for year ended March 31, 2005 included a $1.3 million net increase in borrowing and $1.1 million of proceeds from the exercise of stock options. Cash used in financing activities for the fiscal year ended March 31, 2004 was primarily due to repayment of loans of $5.4 million offset by $0.4 million of proceeds from the exercise of stock options.

         Consistent with practice in industry, the Group offers payment terms to its customers. This practice creates working capital requirements that the Group generally finances through short-term borrowings and factoring arrangements.

         The Group has lines of credit with certain banks including: KBC Bank N.V., HSBC, and RBS. At March 31, 2005, the Group had banking facilities of approximately $17,881,000, of which $5,666,000 were made available to the continuing operations and $12,215,000 were associated solely with the discontinued operations, for overdrafts, trade financing, term loan and capital leases. Unused banking facilities at the same date amounted to approximately $5,958,000, of which $2,068,000 were associated with the continuing operations and $3,890,000 associated with the discontinued operations.

         In May 2004, the Group completed the sale of Hua Yang for gross consideration of $24.25 million, less indebtedness of $10.0 million, resulting in net cash of approximately $14.25 million. The cash generated by the sale was used to reduce the Group’s reliance on short-term debt and support the growth of Corgi U.S.. The cash infusion from the sale increased the Group’s current assets relative to its current liabilities, decreased the Group’s consolidated debt outstanding, and decreased the Group’s ratio of debt to equity.

         The Group’s principal sources of cash to fund its liquidity needs are the net cash provided by the expected sale of Zindart Manufacturing and cash available under lines of credit. The Group believes that these sources will be adequate to meet the Group’s present requirements for working capital and capital expenditures. However, there can be no assurances that these resources will be adequate to meet the Group’s needs in the future. In the event that the Group requires additional capital, it may be required to issue additional equity securities, which could result in dilution to existing stockholders, or to borrow funds, which could adversely affect operating results. Such capital may not be available on appropriate terms, if at all.

Research and Development

         Research and development costs are expensed as incurred. Corgi is continually involved in the development of new products, markets and manufacturing processes. Research and development costs incurred by the Group amounted to $2.6 million, $1.2 million and $1.3 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Contractual Obligations

The table below summarizes the Group’s contractual obligations as of March 31, 2005:

	Payment Due by Periods

	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years	Total

	(In thousands)
On-Balance Sheet:
Short-term debt	$3,876	$—	$—	$—	$3,876
Off-Balance Sheet:
Capital commitment	710	—	—	—	710
Licensing commitment	213	620	8	—	841
Operating lease	776	1,190	650	873	3,489

	$5,575	$1,810	$658	$873	$8,916

For additional information related to the Group’s short-term debt, capital, licensing and operating lease commitments, see notes 10 and 19 to the Consolidated Financial Statements in Item 18 of this Annual Report.

Off-Balance Sheet Arrangements

At March 31, 2005, Zindart Manufacturing, which is classified as discontinued operations had outstanding irrevocable letters of credit in the aggregate amounts of $695,000. Except for these letters of credit, the Group has no other outstanding off-balance sheet arrangements or guarantees.

Critical Accounting Policies

         The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. The Group based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. On an on-going basis, the Group’s management evaluates its estimates. Actual results may differ from those estimates under different assumptions and conditions.

         The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, our management has identified critical accounting policies which have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.

These critical accounting policies include:

Allowances for Doubtful Accounts

         The allowance for doubtful accounts is an adjustment to customer trade receivables for amounts that are determined to be uncollectible or partially uncollectible. The allowance for doubtful accounts reduces gross trade accounts receivable and is the management’s best estimate of the amount of probable credit losses in the existing accounts receivable in respect of the business environment, customer’s financial condition, historical trends and customer disputes. The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Movements of allowance for doubtful accounts are as follows:

	2005	2004	2003

	(In thousands)
Balance at beginning of year	$1,080	$1,786	$999
Less balance related to discontinued operations	(202)	—	—
(Released) charged to expense	(102)	(385)	942
Bad debts write-offs	—	(321)	(155)

Balance at end of year	$776	$1,080	$1,786

Inventory Valuation

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method for all inventories.

         The Group writes down inventory for estimated obsolescence or unmarketable inventory as measured by the difference between the cost of inventory and the estimated selling prices, which require assumptions about future demand for the Group’s products and related market conditions. This loss is recognized in cost of goods sold in the consolidated statements of operations and establishes a new cost basis for such inventories. The loss recognized were $113,000 for the year of March 31, 2005 and none for the year of March 31, 2004 and 2003, respectively. If actual future demand or market conditions are less favorable than those projected by management, additional write-downs may be required.

Valuation of Long-lived Assets

The Group assesses the carrying value of long-lived assets including its intangible assets (other than goodwill) to be held and used with estimated useful lives, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Factors considered important that could trigger an impairment review include the following:

• significant under-performance relative to expected historical or projected future operating results;

• significant changes in the manner of our use of an asset;

• significant negative industry or economic trends; and

• our market capitalization relative to net book value.

         Upon the existence of one or more of the above indicators of impairment, the Group tests such assets for a potential impairment. The carrying value of a long-lived asset is considered impaired when the anticipated future undiscounted cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. Fair value is determined primarily using the anticipated future cash flows discounted at a rate commensurate with the risk involved.

The Group reports its long-lived assets that are held for sale based on the lower of its carrying amount or fair value, less costs to sell. The fair value is measured using the estimated selling prices that is expected to be realized from the sale to third party buyers or through other valuation techniques that emphasize relevant market inputs, including those derived from active markets. For the periods presented, no loss has been recognized as the estimated selling price of the assets and liabilities of Zindart Manufacturing is expected to exceed the carrying value. In 2005, the Group recorded a gain on disposal of Hua Yang.

Goodwill

         Goodwill represents the excess of costs over the estimated fair value of identifiable net assets of businesses acquired. Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill is no longer amortized beginning with our fiscal year ended March 31, 2003, but instead tested for impairment at least annually.

         The Group has undertaken goodwill impairment testing to determine whether the goodwill was impaired and the extent of such impairment, if any. To accomplish this, the Group is required to determine the fair value of each reporting unit and compare it to the carrying amount of the net assets of the reporting unit, including goodwill. In estimating the fair value of the reporting unit, the Group used the valuation performed by a third-party valuer which involved the use of the discounted cash flow methodology. When available and as appropriate, market multiples were used to corroborate discounted cash flow results. In applying this methodology, the Group considered a number of factors, including actual operating results, future business plans, economic projections and market data. The carrying value of our goodwill was $35.3 million and $35.7 million at March 31, 2005 and 2004, respectively. There was no indication that goodwill was impaired at March 31, 2005 and 2004 as the estimated fair value of the reporting unit (as determined using the valuation performed by a third-party valuer for the Corgi business segment) exceeded the carrying amount of the reporting unit (including goodwill).

Deferred Taxes

         As part of the process of preparing the Group’s consolidated financial statements, management is required to estimate income taxes and tax bases of assets and liabilities in each of the jurisdictions in which the Group operates. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes and the amount of tax loss carry forwards. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent it believes that recovery is not more likely than not, a valuation allowance is provided.

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. During fiscal year 2003, 2004 and 2005, the Group recorded valuation allowance on the deferred tax assets relating to tax loss carry forwards of the Group’s business operations. For the year of March 31, 2003 and 2004, the valuation allowance was related only to Corgi U.S. deferred tax assets arising from the tax loss carry forwards. For the year of March 31, 2005, a valuation allowance on the deferred tax assets arising from the tax loss carry forwards was recorded for both Corgi U.S. and the Group’s Hong Kong operations. Since inception of Corgi’s U.S. operations in fiscal year 2000, Corgi has incurred consistent loss. Management assessed that until the Corgi U.S. operations can demonstrate an ability to produce consistent profitable operations to utilize the tax loss carry forwards, the Group will continue to record a valuation allowance against the deferred tax asset. The valuation allowance relating to the Group’s Hong Kong operations was mainly based on the management’s assessment of the likelihood to utilize the tax loss carry forwards in the future after the disposal of Zindart Manufacturing.

The valuation allowance was $2,879,000 as of April 1, 2002. The valuation allowance decreased by $1,346,000 and increased by $995,000 and $2,341,000 for the years ended March 31, 2003, 2004 and 2005, respectively.

Fair Value of Stock-based Employee Compensation Expense

         The Group applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25,” issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Group has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123. Under the fair value based method, compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options and the estimated fair value of our ordinary shares and the expected volatility, are required to determine the fair value of the options. Expected future stock price volatility is estimated based upon historical stock price movements over the most recent period equal to the expected option life. Expected option life is based on the vesting period, the expected volatility of the underlying stock and on actual exercise activity related to previous option grants. Additionally, our share price on the date of grant influences the option value. Notwithstanding that the exercise price of options equals or is connected to the quoted market price of our stock on the grant date, the higher the share price the higher the option value. For purposes of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. Expected future stock price volatility is estimated based upon historical stock price movements over the most recent period equal to the expected option life. For our equity fixed-plan stock options issued in 2005, we used an expected volatility of 67.31%, resulting in an estimated weighted average fair value per option of $3.19. Changes in the volatility assumption could significantly impact the estimated fair values calculated by the Black-Scholes valuation model. The following pro forma information presents compensation cost as if it has been determined consistent with the requirements of SFAS 123.

	2005	2004	2003

	(In thousands)
Reported net (loss) income	$(7,103)	$(5,309)	$2,565
Add back total stock-based employee compensation
expenses under APB No.25	211	—	—
Deduct stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax	(735)	(159)	(409)

Pro forma net (loss) income	$(7,627)	$(5,468)	$2,156

Item 6. Directors, Senior Management and Employees Directors and Senior Management

The following table sets forth the current directors and executive officers of the Group, and their ages as of March 31, 2005.

Board of Directors (The “Board”)

Name	Age	Position

Peter A.J. Gardiner	69	Executive Chairman of the Board
Leo Paul Koulos (1)	71	Director
Daniel Widdicombe (1)	38	Director
John Clough (1)	58	Director

Executive Officers

Name	Age	Position

Corporate
Peter A.J. Gardiner	69	Executive Chairman of the Board
Ken Fowler	45	Chief Financial Officer
Daisy Lee	37	Vice President of Finance and Administration
Lisa Cheung	33	Group Financial Controller
Cynthia Chan	31	Internal Audit Director

Corgi
George Volanakis	57	President and Chief Executive Officer
Trevor Hayes	58	Vice President of Global Product Development
David Turner	54	Managing Director U.K.
Chris Franklin	48	Operations Director Hong Kong
David Wootliff	37	Marketing Director U.K.
David Davenport	57	General Manager U.S.
Mark Summerfield	45	Sales Director U.K.
Adrian Jones	39	Finance Director U.K.

————————
(1)	Member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

         Peter A.J. Gardiner, Executive Chairman from October 2000 to September 2004, interim Chief Executive Officer from October 2004 to December 2004, and Chief Executive Officer and Chairman from January 2005 to March 2005, was appointed Executive Chairman in March 2005. From March 1992 to August 1998, Mr. Gardiner was Chairman, Chief Executive Officer and a major shareholder of Veriflo Corporation, a leading manufacturer of semiconductor components. Mr. Gardiner received a Bachelor’s degree in Brewing and Industrial Fermentation from Heriot-Watt University.

         Leo Paul Koulos joined the Board in March 1997. Prior to the sale of his company, Mr. Koulos was President and Chief Executive Officer of National Coupon Redemption Service, Inc., a national clearinghouse for manufacturers’ cents-off coupons and, served as Chairman and Chief Executive Officer of Coupon Processing Associates, Inc., of Texas, and its Mexican affiliate, Enlace Vital, S.A. de. C.V.. Mr. Koulos is currently Chairman of International Data, LLC, its successor company. Mr. Koulos received a Bachelor’s degree from the University of San Francisco.

         Daniel Widdicombe joined the Board in December 2004. Mr. Widdicombe served as Chief Financial Officer for Chinadotcom Corporation (Nasdaq: CHINA) from late 2000 until mid 2004. From March 2000 to November 2000, Mr. Widdicombe served as Chief Financial Officer, Executive Director & Compliance Officer for I-Quest Corporation Ltd., an Asia-based hotel networking firm. Mr. Widdicombe spent over six years with Bear Stearns Asia Limited as Managing Director of its Asian Equity Research Department, and four years as an analyst with James Capel & Company Limited. Mr. Widdicombe received a First Class Honors Master of Arts in Mandarin Chinese from Edinburgh University.

         John Clough joined the Board in December 2004. Mr. Clough was Co-Founder and Managing Director of the CSSL Group, one of the largest mid-range software distributors and hardware resellers in Asia, for 16 years. Mr. Clough is on the board of directors of Chinadotcom Corporation and serves on that company’s audit committee. In addition, Mr. Clough is a special advisor to General Atlantic Partners, LLC, one of the world’s leading direct investment firms. In the past, Mr. Clough has served on the boards of Synon Asia Ltd. and Kapiti Asia Ltd., and has served as director and chairman of the board of Cargonet/Arena Ltd.. Prior to the formation of the CSSL Group, Mr. Clough held the position of General Manager in Asia for JBA, an Australian-based worldwide mid-range software distributor. Mr. Clough’s experience includes working as a consultant in the areas of ERP and Finance in the U.K. and Europe. Mr. Clough attended Waikato Technical Institute and Auckland Technical Institute.

         Ken Fowler joined the Group as Chief Financial Officer in September 2002. From January 2001 to September 2002, Mr. Fowler was Chief Financial Officer of DeliriumCyberTouch Corporation, a leading pan-Asian web solutions company with operations in five Asian countries. From February 2000 to January 2001, Mr. Fowler served as Senior Vice President Finance of Chinadotcom Corporation (Nasdaq symbol “CHINA”). Prior to Chinadotcom, Mr. Fowler spent seven years with Sky Tel Corporation (“SkyTel”), a Nasdaq listed, international wireless messaging service provider (acquired by MCI Worldcom in October 1999). As head of Finance for SkyTel’s international operations, Mr. Fowler managed the financial operations for 17 international operations based in Latin America, Asia, and Europe. His corporate finance responsibilities included spearheading acquisitions, joint venture development, capital financing efforts, and divestitures. Prior to Sky Tel, Mr. Fowler spent almost 10 years in the audit and consulting arms of PriceWaterhouse (now PriceWaterhouseCoopers) and Ernst & Young. At Ernst & Young, Mr. Fowler provided strategic management consulting services as well as operations and information systems consulting services. Mr. Fowler received a Masters of Business Administration degree from Vanderbilt University and a Bachelors of Accountancy degree from the University of Mississippi.

         Daisy Lee joined the Group in February 1999 and has served as Vice President of Finance and Administration of Zindart Manufacturing since April 2002. From May 2001 to April 2002, Ms. Lee served as Financial Controller of Zindart Manufacturing and Hua Yang. From March 1995 to November 1996, Ms. Lee served as Assistant Manager of Finance for Hua Yang Printing Holdings Co., Limited. Ms. Lee is a qualified accountant in the U.K. and Hong Kong. Ms. Lee received a Bachelor’s degree of Business Administration degree from the Hong Kong Baptist University and a Master’s degree of Business Administration from University of Nottingham in the U.K..

         Lisa Cheung joined the Group in March 2004 as Internal Audit Director. In August 2004, Ms. Cheung was appointed as the Group Financial Controller, responsible for the Group’s financial reporting and controls. From June 2000 to March 2004, Ms. Cheung served as the Regional Corporate Audit Manager, for the Asia Pacific region of Honeywell Inc., a Fortune 500 global conglomerate listed on the NYSE. At Honeywell, Ms. Cheung was responsible for overseeing all Corporate Audit functions and driving Sarbanes-Oxley implementation in the region. Prior to working at Honeywell, Ms. Cheung served as Senior Finance Auditor at Motorola Corporate Audit Department. Ms. Cheung also spent almost six years in the auditing group of Deloitte Touche Tohmatsu specializing in the manufacturing industry and in listed companies in both Hong Kong and PRC. Ms. Cheung is a member of the American Institute of Certified Public Accountants and a qualified accountant in Hong Kong. She earned her Bachelor of Business Economics and Accounting degree from the University of Southampton in the U.K..

         Cynthia Chan joined the Group as Internal Audit Director in February 2005. From June 2002 to February 2005, Ms. Chan had been Internal Audit Manager of Defond Electrical Industries Limited, where she established the internal audit department and oversaw all audit activities. From November 2000 to May 2002, Ms. Chan served as Regional Financial Analyst at Exxon Chemical International Asia Limited. Ms. Chan began her career as an external auditor with KPMG in 1995. Ms. Chan is a member of the American Institute of Certified Public Accountants. Ms. Chan received a Master’s degree of Business Administration from City University in the U.K. and a Bachelor’s degree of Business Administration from the Chinese University of Hong Kong.

George Volanakis joined Corgi in February 2004 as its President and Chief Executive Officer. From 1998 to 2002, Mr. Volanakis served as Executive Vice-President of Hasbro, Inc. and President of Hasbro International. >From 1988 to 1998, Mr. Volanakis served as President and Chief Executive Officer of The Ertl Company, Inc. (“Ertl”). During that period, he also served on the Board of Zindart. Prior to Ertl, Mr. Volanakis served as Senior Vice-President of Marketing at Mattel, Inc., President and COO of Matchbox Toys USA, Inc. and President and COO of Playskool, Inc., then a division of the Milton Bradley Co. Inc.. Mr. Volanakis was Chairman of the Toy Industry of America from 1995 to 1997. Mr. Volanakis began his career in the toy industry in 1969 with the Milton Bradley Co., where over a period of 15 years he held positions of increasing responsibility including Vice-President of Sales and Marketing and Vice-President of Research and Development.

Trevor Hayes joined Corgi in May 2003 as Vice President of Global Product Development. From 1999 to 2003, Mr. Hayes worked for Mattel in the U.S. as Director and later Vice President of Matchbox design and from 1990 to 1999 for Mattel Europe as Director of Design and Development. From 1984 to1990, Mr. Hayes was Director of Design & Development – U.K. at Corgi. Prior to 1984, Mr. Hayes held a variety of positions in design and development at Matchbox Toys U.K. from 1964 to 1984. Trevor Hayes has over 40 years of experience in the design and development of toy and model products. Mr. Hayes received a Bachelor’s degree in Industrial Management from Danbury College in Essex.

         David Turner joined Corgi in June 2004 as Managing Director Europe. Prior to this appointment, Mr. Turner had been a Senior Partner in a U.K.-based European Management Consulting business. Mr. Turner began his consulting career in 1997. Prior to Mattel’s acquisitions of Tyco Toys in 1997, Mr. Turner had been Managing Director of Tyco’s U.K. business, having built this business to record profitability levels over his two-year tenure. Since 1982, Mr. Turner has held other senior positions within the toy industry, when joining the General Mills Toy Division (later Kenner Parker). Prior to this, Mr. Turner had enjoyed a successful management career with Procter & Gamble.

         Chris Franklin joined Corgi in March 2000 and has served as Operations Director since October 2001. >From 1986 to 2000, Mr. Franklin served as Production Manager of Lledo, now a subsidiary of Corgi. Mr. Franklin has 31 years of production and operational management experience and has a broad range of skill sets, including implementation of MRPII systems and introduction and production of the new Armed Forces Infantry Weapon System. Mr. Franklin received a Diploma in Management Studies.

         David Wootliff joined Corgi in June 2004 as Corgi’s European Marketing Director. Prior to this appointment, Mr. Wootliff spent over 10 years with Hasbro in a variety of roles focused on Hasbro’s European business and the U.K. market. After Hasbro, Mr. Wootliff joined Warner Bros. Consumer Products where he held the position of Group Category manager for the Toy, Stationery, Gift and Interactive categories, working on properties such as Harry Potter, Scooby Doo and Batman. Mr. Wootliff also worked for the Walt Disney Company in a Licensing role for the Toy category, working with global, regional and local companies on merchandising programs across the Disney portfolio. Mr. Wootliff studied Engineering Product Design in London, this has been invaluable in understanding and contributing to the development of product across all of his roles to date.

         David Davenport joined Corgi in December 2004 as General Manager, the Americas, for Corgi-U.S.. Prior to joining Corgi, from 2000 to 2004, Mr. Davenport was President, Hasbro Canada Corporation, responsible for all aspects of the business. Previously, Mr. Davenport was Senior Vice President, Marketing, The Ertl Company, Dyersville, Iowa, a $250 million in revenue, 2,000 employee, consumer products firm that retails promotional toys, collectibles, model kits and hobby products. Mr. Davenport had been President of Tonka Canada as well as President of Golden Books Canada and Hardie Interactive, Dubuque, Iowa.

         Mark Summerfield joined Corgi in October 2004 as Sales Director for Europe, Australia, Asia and Africa. Prior to joining Corgi, Mr. Summerfield spent thirteen years with the Newell Rubbermaid Group, serving the last seven years as Commercial and Sales Director for the Little Tikes division, responsible for all aspects of business in the U.K. and Ireland. Prior to Newell Rubbermaid, Mr. Summerfield worked at Hasbro from 1987 to 1992, where he developed the field sales business for the U.K.. Prior to Hasbro, Mr. Summerfield worked at Mattel from 1983 to 1987, where he was responsible for developing sales distribution throughout the U.K.. Before working in toy industry, Mr. Summerfield had a distinguished career in fashion retail and with Ben Sherman Shirt Company. He also played professional soccer for Leicester City Football Club. Mr. Summerfield was educated at Desford Collage, Leicester.

         Adrian Jones joined Corgi in October 1999 as Financial Controller and in May 2004 was appointed Finance Director – Europe. Prior to joining Corgi, from 1993 to 1999, Mr. Jones worked for Speedo International Limited as Corporate Finance Manager, and 2 years at the Next Group PLC as Finance Manager. Mr. Jones earned a Bachelor of Science degree from the University of Nottingham in the U.K. and qualified as a Chartered Accountant with Grant Thornton in 1991.

Compensation

Compensation of Directors and Executive Officers

         For the year ended March 31, 2005, we paid an aggregate amount of compensation, including salary, bonus and other compensation, to our executive officers as a group equal to $2.5 million. This figure includes aggregate bonus payments of $143,000.

         Each non-employee director of the Company received a $30,000 fee for services as a board member for the year ended March 31, 2005. Directors could elect to receive some or all of this fee in options to purchase shares of the Company’s common stock with an exercise price at the then current market price. Each non-employee director of the Company also received a fee of $1,000 for attendance at each committee meeting. In addition, each committee chairman received a $5,000 fee for service as chairman for the year ended March 31, 2005. An aggregate of $206,000 was paid (in the form of cash) to the non-employee directors as a group for board and committee service during the year ended March 31, 2005.

Directors who are employees of the Company do not receive any remuneration for service as members of the Board or its committees.

See the table in the section below entitled “Share Ownership” for details regarding options granted to the named executive officers.

Certain Employment Contracts

On March 14, 2005, Zindart entered into an amended and restated employment agreement with Peter A. J. Gardiner. The employment agreement provides that Mr. Gardiner will serve as Executive Chairman of the Group and perform such duties as determined by the Board for a base salary of $400,000 per year plus bonus that is at the sole discretion of the board of directors. Mr. Gardiner’s employment may be terminated by the Group or by Mr. Gardiner on six months’ written notice or the Group may terminate Mr. Gardiner’s employment immediately for “cause” as defined in the employment agreement. Effective October 31, 2000, Mr. Gardiner was granted options to purchase 500,000 ADSs representing 500,000 Shares of the Company, with 120,000 of the ADSs vesting immediately upon the grant. Of the remaining 380,000 options, one-third vested on October 31, 2001 and the remaining two-thirds vested monthly over the following two-year period.

The Company entered into an employment agreement with Ken Fowler on September 25, 2002. The employment agreement provides that Mr. Fowler will serve as the Chief Financial Officer of the Group. The employment agreement has no fixed term and is terminable by three months’ notice from Mr. Fowler or the Company.

Corgi U.K. entered into an employment agreement with George Volanakis on February 15, 2004. The employment agreement provides that Mr. Volanakis will serve as the President and Chief Executive Officer of Corgi. The employment agreement will terminate on the second anniversary of the date thereof and is terminable by three months notice from Mr. Volanakis. Corgi U.K. may terminate Mr. Volanakis’s employment with or without “cause” as defined in the employment agreement. If Corgi Classics Limited terminates Mr. Volanakis without “cause”, Mr. Volanakis shall be entitled to immediate vesting of any and all unvested portion of the options granted to him to purchase 100,000 ADSs representing 100,000 Shares of the Company, effective February 13, 2004.

Board Practices

All members of the Board serve a one-year term. Please see “Directors and Senior Management” above for information regarding the tenure of the current board members. The company has not entered into service contracts with any members of the Board that provide benefits upon termination of employment.

         The business and affairs of the Group are managed under the direction of the Board. The Board monitors the overall performance of the Group and oversees strategic planning. The Board also monitors the Group’s financial controls and reviews and ratifies the selection and compensation of senior executives. During the year ended March 31, 2005, the Board held nine meetings. During the year ended March 31, 2005, each Board member attended 75% or more of the aggregate number of meetings of the Board, except for Mr. Gordon Seow who attended two of the four meetings and John Clough who attended two of the three meetings that were held during the period for which he was a director. The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

         The Audit Committee meets with the Group’s independent registered public accounting firm at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent registered public accounting firm to be retained; oversees the independence of the independent registered public accounting firm; evaluates the independent registered public accounting firm’s performance; reviews the Group’s internal accounting procedures and reports to the Board with respect to other auditing and accounting matters, including the selection of the Group’s independent registered public accounting firm, the scope of annual audits, fees to be paid to our independent registered public accounting firm and the performance of the Group’s independent registered public accounting firm. The Audit Committee is currently composed of three members: Mr. Koulos, Mr. Widdicombe and Mr. Clough. All members of the Audit Committee meet the independence and financial literacy requirements of the Nasdaq Stock Market (“Nasdaq”) and Mr. Widdicombe satisfies the applicable Nasdaq financial experience requirements. In addition, the Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” (as defined in the instructions to Item 16 A of Form 20-F). The Audit Committee met nine times during the year ended March 31, 2005 and each member attended 75% or more of the aggregate number of meetings of the Committee, except for Mr. Takaaki Ohya who attended five of the seven meetings that were held during the period for which he was a member of the Committee.

         The Compensation Committee makes recommendations concerning salaries and incentive compensation, administers and awards stock options to employees and consultants under the Company’s stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee is composed of three members: Mr. Koulos, Mr. Widdicombe and Mr. Clough. The Compensation Committee met two times and acted by written consent five times during the year ended March 31, 2005 and each member attended each meeting that was held during the period for which he was a member of the Committee.

         The Nominating and Corporate Governance Committee oversees all aspects of the Company’s corporate governance functions on behalf of the Board; makes recommendations to the Board regarding corporate governance issues; identifies, reviews and evaluates candidates to serve as directors of the Company; reviews and evaluates incumbent directors and serves as a focal point for communication between director candidates, non-committee directors and the Group’s management. The Nominating and Corporate Governance Committee also selects or recommends to the Board for selection candidates to the Board and makes other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation. The Nominating and Corporate Governance Committee is composed of three members: Mr. Koulos, Mr. Widdicombe and Mr. Clough. The Nominating and Corporate Governance Committee met four times during the year ended March 31, 2005 and all were present.

Employees

         At March 31, 2005 and excluding 8,932 employed by Zindart Manufacturing, the Group employed 97 persons, of whom approximately 44 were administrative staff, 34 were sales and marketing staff, and 19 were engineering and technical personnel. Employee information with respect to the Group’s business and geographical segments is presented below:

	Corgi	Corporate	The Group

Hong Kong	17	7	24
United Kingdom	52	—	52
United States of America	21	—	21

	90	7	97

Share Ownership

         The Company has a stock-based compensation plan, under which non-qualified stock options may be granted to certain directors and employees. The following table sets forth information concerning individual grants of stock options made during the year ended March 31, 2005 to the named executive officers. Both Leo Paul Koulos and Gary Shemano received stock options to purchase 25,000 ADSs for serving on the Board during the year ended March 31, 2005.

Name	Number of Options Granted	Exercise Price (1)	Expiration Date (1)

Leo Paul Koulos	25,000 (2)	5.02	Oct 14, 2014
Gary Shemano (9)	25,000 (2)	5.02	Oct 14, 2014
Lisa Cheung	40,000 (3)	4.52	Sep 9, 2014
David Turner	150,000 (4)	5.77	Jun 8, 2014
Chris Franklin	10,000 (5)	5.98	May 12, 2014
David Wootliff	40,000 (6)	4.76	Jun 21, 2014
David Davenport	50,000 (7)	5.10	Dec 6, 2014
Mark Summerfield	40,000 (8)	4.76	Jan 21, 2015
Adrian Jones	5,000 (5)	5.98	May 12, 2014

————————
(1)	All options described above have a term of ten years and an exercise price equal to the closing price of the ADSs, on the trading date immediately prior to the date of grant.

(2)	The option is fully vested on the date of grant.

(3)	The option vests with 25% of the ADSs subject to the option vesting on March 8, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through March 8, 2008.

(4)	The option vests with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, June 8, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through June 8, 2008.

(5)	The options vest with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, May 12, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through May 12, 2008.

(6)	The options vest with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, June 21, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through June 21, 2008.

(7)	The options vest with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, December 6, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through December 6, 2008.

(8)	The options vest with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, January 21, 2006, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through January 21, 2009.

(9)	Gary Shemano was appointed as a director on October 6, 2004 and resigned on March 11, 2005.

The following table sets forth, as of March 31, 2005, information concerning ADSs held by, and stock options granted to, the Company’s directors and named executive officers.

	ADS/Share Ownership		Options Held

Name	Number	% of outstanding	Number	Exercise Price ($)	Expiration Date

Peter A.J. Gardiner	—	—	100,000	2.50	Oct 31, 2010
			20,000	2.50	Oct 31, 2010
			380,000	2.50	Oct 31, 2010
			20,534	4.87	Jun 19, 2013
Leo Paul Koulos	—	—	10,000	6.75	May 15, 2007
			10,000	6.75	Dec 15, 2008
			10,000	6.875	Jan 21, 2010
			19,481	1.54	Sep 4, 2012
			30,000	3.03	Jan 20, 2013
			25,000	5.02	Oct 14, 2014
Daniel Widdicombe	—	—	—	—	—
John Clough	—	—	—	—	—
Ken Fowler	—	—	100,000	1.51	Sep 25, 2012
Daisy Lee	—	—	15,000	4.87	Jun 19, 2013
Lisa Cheung	—	—	40,000	4.52	Sep 9, 2014
George Volanakis	—	—	100,000	5.50	Mar 29, 2014
David Turner	—	—	150,000	5.77	Jun 8, 2014
Chris Franklin	—	—	5,000	1.5625	Jan 11, 2011
			10,000	5.98	May 12, 2014
David Wootliff	—	—	40,000	4.76	Jun 21, 2014
David Davenport	—	—	50,000	5.10	Dec 6, 2014
Mark Summerfield	—	—	40,000	4.76	Jan 21, 2015
Adrian Jones	—	—	5,000	5.98	May 12, 2014

Item 7.   Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth beneficial ownership of the Company’s outstanding shares at July 8, 2005 by each person known by the Company to own beneficially more than 5% of the outstanding shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding (%) (1)

ChinaVest Partners IV and associated entities (2)	1,839,384	19.1
Gruber & McBaine Capital Management LLC and
associated entities (3)	1,899,020	19.7
Heartland Advisors, Inc. (4)	1,110,000	11.5
Heartland Group, Inc. (5)	563,000	5.8
Peter A.J. Gardiner (6)	520,534	5.1
_______________
(1)	Based on 9,636,943 shares outstanding on July 8, 2005.

(2)	Based on a Schedule 13G filed on January 12, 2005, ChinaVest Partners IV, a Delaware general partnership (“Partners”) and ChinaVest IV, L.P., a Delaware limited partnership (“IV”) have sole and shared voting power over 1,839,384 Shares, of which 1,755,104 Shares are registered in the name of IV and 84,280 Shares are registered to ChinaVest IV-B, L.P., a Bermuda limited partnership (“IV-B”). Partners is the general partner of IV, and ChinaVest Management Limited, a Bermuda corporation and affiliate of Partners is the general partner of IV-B. The address for Partners is c/o 19/F Dina House, 11 Duddell Street, Central, Hong Kong. The address for IV is c/o The Prentice Hall Corporation Systems, Inc., 32 Lookerman Square, Suite L-100, Dover, Delaware 19901.

(3)	As of July 8, 2005, Gruber & McBaine Capital Management LLC (“GMCM”), Jon D. Gruber (“Gruber”), J. Patterson McBaine (“McBaine”), and Eric B. Swergold (“Swergold”) beneficially own and have shared voting power with respect to 1,510,170 Shares and Lagunitis Partners (“Lagunitis”) beneficially own and have shared voting power with respect to 613,899 Shares. Gruber also has sole voting authority for an additional 217,000 Shares, and McBaine also has sole voting authority for an additional 171,850 Shares. GMCM is a registered investment advisor. Gruber and McBaine are managers, controlling persons and portfolio managers of GMCM. Lagunitis is an investment limited partnership of which GMCM is the general partner. The address for GMCM, Gruber, McBaine, Swergold and Lagunitis is 50 Osgood Place, Penthouse, San Francisco, California 94133.

(4)	Based on the Quarterly Report on Form 13F for the quarter ended March 31, 2005, filed on May 13, 2005 by Heartland Advisors, Inc. The address of Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202.

(5)	Based on the Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q for the quarter ended March 31, 2005, filed on May 17, 2005 by Heartland Group, Inc. The address of Heartland Group, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202.

(6)	Includes 520,534 ADSs issuable upon exercise of options within 60 days after the date of this table with respect to Mr. Gardiner. The percentage of shares outstanding is based on 9,636,943 shares outstanding on May 9, 2005, plus the 520,534 ADSs issuable upon exercise of Mr. Gardiner’s options.

         The Company’s major shareholders do not have voting rights that are different from other shareholders. Of the 9,636,943 shares outstanding at March 31, 2005, 9,636,942 were held in the form of ADSs, which are traded on the Nasdaq National Market under the symbol “ZNDT.” At March 31, 2005, entities affiliated with ChinaVest beneficially owned 19.1% of the Company’s outstanding stock, and accordingly, may be viewed as having a significant interest in the Company. Otherwise, the Company is not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person.

Related Party Transactions

         As of March 31, 2004, the Company had notes payable to directors in the aggregate principal amount of $370,000. These notes were interest bearing at 6%, which was automatically increased to 10% per annum, compounded monthly, when the notes were not repaid on their maturity date. The notes were classified as short-term debt of the Group at March 31, 2004. In June 2004, the Company made aggregate payments to the noteholders of $376,000, representing payment in full of $370,000 in principal and $6,000 in accrued interest under the notes.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

See Item 18 of this Annual Report. Legal Proceedings

         We are involved in various legal proceedings arising out of our operations in the ordinary course of business. We do not believe that such proceedings, even if determined adversely, will have a material adverse effect on our business, financial condition, or results of operations.

Dividend Policy

         While the Group may pay dividends in the future, the Group currently intends to retain substantially all of its earnings for expansion of its operations in accordance with its business strategy. The Group did not declare a cash dividend or other dividend during the year ended March 31, 2005.

Significant Changes

In May 2004, the Group completed the sale of Hua Yang for gross consideration of $24.25 million, less indebtedness of $10.0 million, resulting in net cash consideration of approximately $14.25 million. Proceeds from the sale were used partially to pay debt obligations and other liabilities of the Group. The Group will retain the remaining proceeds for working capital and future projects.

In March 2005, the Group’s board of directors resolved to sell Zindart Manufacturing and initiated an active program to locate a buyer. The Group expects the sale of Zindart Manufacturing to be completed within the fiscal year ended March 31, 2006.

Item 9. The Offer and Listing Historical Share Price Information

The annual high and low market prices for the Company’s American Depositary Shares for the fiscal year ended March 31, 2005 were $6.82 and $3.92, for the year ended March 31, 2004 were $10.30 and $3.50; for the year ended March 31, 2003 were $4.09 and $1.00; for the year ended March 31, 2002 were $3.42 and $1.06; and for the year ended March 31, 2001 were $4.62 and $0.94. There is no public market for the Company’s Ordinary Shares.

The tables below set forth the high and low market prices for the Company’s American Depositary Shares for each quarter for the year ended March 31, 2005 and 2004.

	High	Low

Year ended March 31, 2005
First Quarter	$6.82	$4.61
Second Quarter	$5.75	$4.01
Third Quarter	$6.09	$4.50
Fourth Quarter	$5.24	$3.92
Year ended March 31, 2004
First Quarter	$6.25	$3.50
Second Quarter	$7.39	$5.75
Third Quarter	$10.30	$6.40
Fourth Quarter	$8.14	$5.30

         The monthly high and low market prices for the most recent six months for the year ended March 31, 2005 were $4.96 and $3.92 in March 2005, $5.23 and $4.55 in February 2005, $5.24 and $4.57 in January 2005, $5.39 and $4.60 in December 2004; $5.39 and $4.50 in November 2004 and $6.09 and $4.65 in October 2004.

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

         Nasdaq rules require any foreign issuer that follows home country practice in lieu of any qualitative listing requirement to disclose in its annual reports filed with the Securities and Exchange Commission that it does not follow such qualitative listing requirement and to describe the home country practice followed by the issuer in lieu of such requirement. In February 1997, the Company was granted an exemption from the minimum quorum requirement for meetings of the holders of the Company's Ordinary Shares. Under the Company's Articles of Association, the requirement for a quorum at shareholder meetings is the presence of at least two shareholders in person or by proxy. The Hong Kong Companies Ordinance, Section 114AA (Cap. 32), provides that if a company has only one member, one member present in person or by proxy shall be a quorum of a meeting of the company.

Material Contracts

         In May 2004, the Group entered into a Sale and Purchase Agreement to sell Hua Yang. No other material contracts, other than contracts entered into in the ordinary course of business, were entered into or existed during the years ended March 31, 2005 and 2004.

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

Taxation

The following discussion under “Hong Kong Taxation” generally summarizes the material Hong Kong tax consequences of an investment in the Shares or ADSs and the material Hong Kong taxes applicable to the Group’s operations in Hong Kong. The discussion under “United States - Federal Income Tax Considerations” generally summarizes certain United States federal income tax consequences of an investment in the Shares or ADSs. The discussion under “United Kingdom Taxation” generally summarizes the material United Kingdom taxes applicable to the Group’s investment in the United Kingdom. The summaries do not address all the possible tax consequences relating to an investment in the Shares or ADSs and do not purport to address the tax consequences applicable to all categories of investors, some of which may be subject to special rules. In particular, the discussion does not address the tax consequences under state or local law or the laws of countries other than Hong Kong, the U.S. and the U.K.. Accordingly, an investor is urged to consult its own tax advisor regarding the particular tax consequences to such investor of an investment in the Shares or ADSs. The following summaries are based upon laws and relevant interpretations thereof in effect at the date of this Annual Report, all of which are subject to change, possibly with retroactive effect.

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

Stamp Duty

         Hong Kong stamp duty is generally payable by the purchaser on every purchase, and by the seller on every sale, of shares of Hong Kong-incorporated companies. The duty is charged to both the purchaser and the seller at the current rate of HK$1.0 per HK$ 1,000 or part thereof of the consideration for, or (if greater) the value of, the shares transferred. In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of such shares. Under the current practice of the Hong Kong Inland Revenue Department, if ADSs are not specifically identified to correspond with particular underlying Shares, the issuance of ADSs upon the deposit of Shares issued directly to the Depositary or for the account of the Depositary should not be subject to stamp duty, nor should any Hong Kong stamp duty be payable upon the transfer of ADSs outside Hong Kong.

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

The Group will be treated as a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. Based on its current and projected income, assets, and activities, the Group presently does not believe that it is a PFIC. This is, however, a factual determination that is made on an annual basis.

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

Dividends

Any cash distributions paid by the Group out of its earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by the Group in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Shares or ADSs, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in HK dollars will be includible in income in a U.S. dollar amount based on the U.S. dollar - HK dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of HK dollars into U.S. dollars. Dividends received on shares or ADSs will not be eligible for the dividends received deduction allowable to United States corporations.

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

United Kingdom Taxation

         The following discussion summarizes the taxes applicable to the Group’s investment in the U.K. under U.K. law:

         The U.K. statutory corporation tax rate is 30%. The U.K. group companies are able to claim and surrender tax losses between them under the U.K. group’s relief provisions. As such, deductible interest expenses incurred within the U.K. parent company can be offset against taxable trading profits earned by trading entities within the U.K. group only in the same year.

         The accounts and computations of the U.K. entities contain relatively significant amounts in respect of intra-group flows, including funding. Were the U.K. Inland Revenue to successfully secure adjustments to the returns under the U.K.’s transfer pricing legislation, the U.K. group’s tax position would be adversely affected, with a consequential increase in the effective tax rate applicable to the U.K. group. Were the U.K. tax authority not to accept the recent change of the U.K. group’s functional currency to U.S. dollars, a tax liability of approximately $2.8 million would be levied on foreign exchange gain in the U.K..

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk Interest Rate Risk

         The Group had $3.9 million in variable rate debt outstanding at March 31, 2005. The Group does not currently hedge its interest rate exposure. Based on its current level of variable rate debt, the Group believes that its financial position, results from operations and cash flows would not be adversely affected if the applicable interest rate were increased one percent.

Raw Materials Price Risk

         If worldwide oil prices or zinc prices rise, the Group’s cost of sales could be expected to rise due to the related increase in the cost of petroleum-based products including plastic resins. The gross margin impact of such an increase in cost of sales could be partially offset by related price increases on new products introduced to the market by the Group.

Foreign Currency Exchange Rate Risk

         The Group is exposed to risk from changing foreign currency exchange rates. The Group’s sales are denominated primarily in U.S. dollars, followed by GBP, HK dollars and Euros. The Group’s expenses are denominated in U.S. dollars followed by HK dollars, RMB, GBP and Euros. The Group is subject to a variety of risks associated with changes in foreign currencies. For the years ended March 31, 2005, 2004 and 2003, the Group has entered into certain foreign currency forward contracts in order to settle trade payable denominated in foreign currencies. Any material increase in the value of the HK dollar, RMB, GBP or Euro relative to the U.S. dollar would increase the Group’s expenses and therefore would have a material adverse effect on the Group’s business, financial condition and results of operations.

         Since 1983, the Hong Kong government has maintained a policy of linking the U.S. dollar and the HK dollar at an exchange rate of approximately HK$7.80 to US$1.00. There can be no assurance that this link will be continued, although the Group is not aware of any intention of the Hong Kong government to abandon the link. On July 21, 2005, the People’s Bank of China announced the end of the RMB peg to the U.S. dollar. The bank increased the value of the RMB to 8.11 to one U.S. dollar - a 2.1% increase in its value - and decreed that henceforth the RMB would trade within a narrow band of 0.3% each day against a basket of currencies. Eliminating the dollar peg is seen by some economists as a first step toward a free-floating, and stronger, RMB. Uncertainty exists as to whether the PRC’s new currency policy will support further appreciation of the RMB. The Group sources most of its finished products in the PRC. The appreciation of RMB will increase the Group’s product costs and may reduce the Group’s sales, especially to U.S. and European distributors and retailers.

         The fair value of the Group’s derivative financial instruments as of March 31, 2005 was a loss of $5,000. The Group primarily uses foreign currency forward contracts to minimize the risk of loss resulted from fluctuations in foreign currency exchange rates. The fair value of the derivative financial instruments as of March 31, 2005 mainly represents the appreciation of the market exchange rate of GBP against U.S. dollars over the forward rates to purchase U.S. dollars under the forward exchange contract. For additional information on our derivatives, please refer to note 18 to Consolidated Financial Statements.

         The table below summarized the Group’s derivative financial instruments and other instruments that are sensitive to foreign currency exchange rates, including bank and cash balances, debt obligations that are denominated in currencies other than U.S. dollars, and foreign forward currency exchange contracts.

	Expected Maturity Date

	Within 1 Year		1 – 3 Years	3 – 5 Years	Total	Fair Value

	(In thousands)
March 31, 2005
Bank and cash balances		$316	$—	$—	$316	$316
Debt obligations		4,035	—	—	4,035	4,035
Foreign exchange contracts:
Sell GBP		3,846	—	—	3,846	(5)
Average contractual
exchange rate	US$/GBP	1.88

March 31, 2004
Bank and cash balances		$2,202	$—	$—	$2,202	$2,202
Debt obligations		17,177	—	—	17,177	17,177
Foreign exchange contracts:
Sell GBP		6,450	—	—	6,450	(660)
Average contractual
exchange rate	US$/GBP	1.65
Sell HK$		300	—	—	300	—
Average contractual
exchange rate	HK$/US$	7.77
Buy EUR		2,860	—	—	2,860	(159)
Average contractual
exchange rate	US$/EUR	1.30
Buy CHF		1,077	—	—	1,077	(50)
Average contractual
exchange rate	CHF/US$	1.21

PART II

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

         Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2005, our Executive Chairman and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.

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

         In January 2005, the Group began implementation of a detailed plan to achieve compliance with the Sarbanes-Oxley (“SOX”) Act - Section 404 requirements. The Group engaged Ernst and Young as a consultant for the SOX Section 404 implementation project, and a Zindart SOX Steering Committee and related Project Management Office were formed. During the first quarter of calendar year 2005, the Group completed SOX training and performed a gap analysis of the existing internal controls versus the requirements stipulated in SOX Section 404 for all business segments. In the second quarter of calendar year 2005, the Group commenced review of internal control documentation within Corgi’s Hong Kong and U.S. operations. Management assessed that according to the current project progress, the Group should be able to meet the SOX Section 404 compliance deadline of March 31, 2007.

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

Item 16A. Audit Committee Financial Expert

The Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” (as defined in Part (b) of Item 16A of Form 20-F) serving on the Audit Committee.

Item 16B. Code of Ethics

The Group has developed a Code of Conduct and Ethics Policy that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as all other employees, officers and directors of the Group. A copy of the Group’s Code of Conduct and Ethics Policy is available in the corporate governance section of the Group’s website at www.zindart.com.

Item 16C. Principal Accountant Fees and Services

	Year ended March 31,

	2004	2005

	(in thousands)
Audit fees billed (1)	154	463
Tax fees billed (2)	4	48
All other fees billed (3)	12	75

Total	170	586

——————
(1)	These are fees for professional services performed by KPMG for the audit of the Group’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

(2)	These are fees for professional services performed by KPMG with respect to tax compliance and tax advice.

(3)	These are fees for all other services received from KPMG except those separately defined above.

         The Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services. The Audit Committee approved all of the non-audit services relating to the fees listed above for the fiscal year ended March 31, 2005.

PART III

Item 18.   Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Zindart Limited:

         We have audited the accompanying consolidated balance sheets of Zindart Limited and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive (loss) income, stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zindart Limited and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG
July 11, 2005 Hong Kong

ZINDART LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets
March 31, 2005 and 2004
(in thousands, except share data)

	Note	2005	2004

ASSETS
Current assets:
Cash and cash equivalents		$7,012	$1,539
Available-for-sale investments	3	25	63
Trade accounts receivable, net	4	6,579	17,755
Inventories	5	6,864	14,166
Prepaid expenses and other current assets		3,341	4,361
Loan receivable	6	—	260
Income taxes recoverable	14	201	—
Deferred tax assets	14	260	1,003
Assets of discontinued operations	2	29,243	31,712

Total current assets		53,525	70,859
Property, plant, and equipment, net	7	7,933	22,277
Land use rights, net	8	—	1,109
Deferred tax assets	14	1,874	1,571
Goodwill	9	35,312	35,726

Total assets		$98,644	$131,542

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Short-term debt	10	$3,876	$9,774
Current installments of long-term debt	11	—	2,208
Current installments of obligations under capital leases	12	—	498
Trade accounts payable		4,450	14,425
Receipts in advance		464	1,380
Accrued expenses	13	2,800	11,505
Income taxes payable	14	—	2,662
Liabilities of discontinued operations	2	23,073	18,068

Total current liabilities		34,663	60,520

Obligations under capital leases, excluding current installments	12	—	701
Deferred tax liabilities	14	235	361

Total liabilities		34,898	61,582

Minority interests		693	1,770

Stockholders’ equity
Common stock, $0.0646 (equivalent of HK$0.50) par value; authorized 15,000,000 shares; issued and outstanding 9,636,943 shares in 2005 and 9,022,568 shares in 2004		623	583
Additional paid-in capital		40,229	38,997
Retained earnings		19,590	26,693
Accumulated other comprehensive income		2,611	1,917

Total stockholders’ equity		63,053	68,190

Total liabilities and stockholders’ equity		$98,644	$31,542

See accompanying notes to consolidated financial statements

ZINDART LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive (Loss) Income
Years ended March 31, 2005, 2004 and 2003
(in thousands, except share data)

	Note	2005	2005	2003

Net sales		$43,214	$49,744	$49,663
Cost of goods sold		(26,883)	(28,451)	(26,685)

Gross profit		16,331	21,293	22,978
Selling, general, and administrative expenses		(24,171)	(24,151)	(20,574)

Operating (loss) income		(7,840)	(2,858)	2,404
Other (expense) income:
Interest income		138	39	111
Interest expense		(682)	(425)	(1,075)
Other income (loss)		37	(301)	(147)

(Loss) income before income taxes		(8,347)	(3,545)	1,293
Income tax benefit (expense)	14	941	(254)	(54)

(Loss) income from continuing operations		(7,406)	(3,799)	1,239
(Loss) income from discontinued operations, net of tax (including gain on disposal of $984 in 2005	2	(115)	(1,510)	1,326

(Loss) income before extraordinary items		(7,521)	(5,309)	2,565
Extraordinary gain, net of nil tax	15	418	—	—

Net (loss) income		$(7,103)	$(5,309)	$2,565

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments		324	2,948	1,175
Unrealized loss on available-for-sale investments		(38)	—	—
Reclassification adjustment for realized loss on investments
included in net income		—	—	330
Reclassification adjustment for derivatives included in net loss		398	—	—
Net unrealized gain (loss) on derivative instruments	.	10	(398)	—

Comprehensive (loss) income		$(6,409)	$(2,759)	$4,070

(Loss) earnings per common share:
Basic:
(Loss) income from continuing operations		$(0.78)	$(0.43)	$0.14
(Loss) income from discontinued operations		(0.01)	(0.17)	0.15
Extraordinary gain		0.04	—	—

Net (loss) income	23	$(0.75)	$(0.60)	$0.29

Diluted:
(Loss) income from continuing operations		$(0.78)	$(0.43)	$0.14
(Loss) income from discontinued operations		(0.01)	(0.17)	0.14
Extraordinary gain		0.04	—	—

Net (loss) income	23	$(0.75)	$(0.60)	$0.28

Weighted average number of common shares outstanding:
Basic	23	9,487,129	8,907,015	8,834,125

Diluted	23	9,487,129	8,907,015	9,044,122

See accompanying notes to consolidated financial statements

ZINDART LIMITED AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity
Years ended March 31, 2005, 2004 and 2003
(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

	Number of Shares	Amount

Balances at March 31, 2002	8,834,125	$571	$38,634	$29,437	$(2,138)	$66,504
Net income	—	—	—	2,565	—	2,565

Foreign currency translation adjustments	—	—	—	—	1,175	1,175
Reclassification adjustment for realized loss included in net income	—	—	—	—	330	330

Balances at March 31, 2003	8,834,125	571	38,634	32,002	(633)	70,574
Net loss	—	—	—	(5,309)	—	(5,309)

Foreign currency translation adjustments	—	—	—	—	2,948	2,948
Common stock issued upon exercise of stock options	188,443	12	363	—	—	375
Net unrealized loss on derivative instruments	—	—	—	—	(398)	(398)

Balances at March 31, 2004	9,022,568	583	38,997	26,693	1,917	68,190

Net loss	—	—	—	(7,103)	—	(7,103)
Foreign currency translation adjustments	—	—	—	—	324	324
Common stock issued upon exercise of stock options	614,375	40	1,021	—	—	1,061
Stock option compensation costs	—	—	211	—	—	211
Net unrealized gain and reclassification adjustment on derivative instruments	—	—	—	—	408	408
Unrealized loss on available- for-sale investments	—	—	—	—	(38)	(38)

Balances at March 31, 2005	9,636,943	$623	$40,229	$19,590	$2,611	$63,053

See accompanying notes to consolidated financial statements

ZINDART LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended March 31, 2005, 2004 and 2003
(in thousands)

	2005	2004	2003

Net cash (used in) provided by operating activities (note 17)	$(4,700)	$841	$6,576

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	43	3	9
Purchases of property, plant and equipment	(3,170)	(3,180)	(3,192)
Proceeds from sale of discontinued operations	14,250	—	—

Net cash provided by (used in) investing activities	11,123	(3,177)	(3,183)

Cash flows from financing activities:
Proceeds from issuance of common stock	1,061	375	—
Increase (decrease) in short-term debt	3,506	(1,363)	(1,335)
Repayment of long-term debt	(2,208)	(4,082)	(5,897)
Repayment of convertible note	—	—	(1,551)

Net cash provided by (used in) financing activities	2,359	(5,070)	(8,783)

Effect of translation adjustments on cash	420	1,752	165

Net increase (decrease) in cash and cash equivalents
from continuing operations	9,202	(5,654)	(5,225)
Net cash (used in) provided by discontinued operations	(3,370)	6,274	3,773

Total increase (decrease) in cash and cash equivalents	5,832	620	(1,452)
Cash and cash equivalents at beginning of year	1,539	1,973	3,425
Less cash and cash equivalents at end of year of discontinued
operations	(359)	(1,054)	—

Cash and cash equivalents at end of year	$7,012	$1,539	$1,973

See accompanying notes to consolidated financial statements

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements
March 31, 2005, 2004 and 2003

(1)	Summary of Significant Accounting Policies and Practices

(a) Description of Business

         Zindart Limited (“the Company”) was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance in July 1977. Its American Depositary Shares have been listed on the Nasdaq National Market since February 1997.

         The Company and its subsidiaries (“the Group”) are principally engaged in the design, marketing and distribution of die-cast products under its proprietary brand names.

         In March 2005, the Group’s board of directors resolved to sell the Company’s manufacturing division (“Zindart Manufacturing”) and initiated an active program to locate a buyer. In May 2004, the Group completed the sale of Hua Yang Holdings Co., Ltd. and its subsidiaries (“Hua Yang”) for gross consideration of $24.25 million, less indebtedness of $10.0 million, resulting in net cash consideration of approximately $14.25 million and a gain on disposal of $984,000. The cash generated by the sale of Zindart Manufacturing will be used to reduce the Group’s reliance on short-term debt and support the growth of design, marketing and distribution of die-cast products in the United States of America. The Group’s directors and management believe that the Group’s future operations will generate sufficient cash to meet its obligations as they fall due.

         Hua Yang was reported as a discontinued operation as of March 31, 2004, while Zindart Manufacturing was reported as a discontinued operation as of March 31, 2005. Prior period amounts included in the accompanying consolidated statements of operations and comprehensive (loss) income, and cash flows and notes thereto have been reclassified to reflect the discontinued operations of Hua Yang and Zindart Manufacturing. As of and for the year ended March 31, 2005, the operations of Corgi Classics Holdings Limited and its subsidiaries (“Corgi”) substantially represent the Group’s continuing operations.

(b) Principles of Consolidation

         The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(c) Cash and Cash Equivalents

         Cash and cash equivalents consist of cash on hand, cash in bank accounts, interest-bearing savings accounts, and certificates of deposit with an initial term of less than three months at the date of purchase. For purposes of the consolidated statements of cash flows, the Group considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d) Available-For-Sale Investments

         In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, available-for-sale investments are recorded at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of other comprehensive (loss) income until realized. Realized gains and losses from the sale of available-for-sale investments are determined on a specific-identification basis. Available-for-sale investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. Significant and sustained decreases in quoted market prices and a series of historic and projected losses by investees are considered in the review. If the decline in fair value is determined to be other-than-temporary, an impairment loss is recorded and the investment is written down to a new cost basis.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

         Hua Yang entered into receivables purchase agreements with a financial institution whereby it transferred and sold eligible trade accounts receivable to the financial institution. Under the terms of certain agreements, to the extent the trade accounts receivable transferred are still unpaid by specified overdue dates, the relevant customers become insolvent or disputes occur between Hua Yang and the relevant customer in respect of the relevant sales, the financial institution has the right to immediate recourse to the receivable sold, depending on the arrangements agreed and stipulated in the receivable purchase agreements. SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” requires the following three conditions to be met for a sale of receivables to be accounted for as a sale.

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

For sale of receivables that satisfied the above three conditions, the sale of receivables was accounted for as a sale. For sale of receivables for which Hua Yang did not surrender control over the transferred assets, the trade accounts receivable were not derecognized and the proceeds of the transfer were recorded as short-term debt.

(f) Inventories

         Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO) for all inventories. Costs of work-in-process and finished goods consist of direct materials, direct labor and an attributable portion of production overheads.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(g) Derivative Instruments and Hedging Activities

         The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities” (“SFAS 133”) as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

         On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset, liability or an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge), or a hedge of a net investment in a foreign operation. For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedging item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings. Changes in the fair value of those derivative instruments that are not designated as hedges are reported in current period earnings.

         The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

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

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

(h) Property, Plant, and Equipment

         Property, plant, and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of buildings is 25 to 50 years; machinery and tooling is 3 to 12 years; furniture and office equipment is 5 to 8 years; and motor vehicles is 3 to 4 years. Plant and equipment held under capital leases and leasehold improvements are amortized using the straight line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation for the years ended March 31, 2005, 2004 and 2003 were $5,121,000, $4,733,000 and $4,158,000, respectively, all of which were recorded in cost of goods sold.

(i) Land Use Rights

Land use rights are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the lease term of 50 years.

(j) Goodwill

         Goodwill represents the excess of costs over the estimated fair value of identifiable net assets of businesses acquired. The Group adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), on April 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. In performing the impairment test, the Group determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. In estimating the fair value of the reporting unit, the Group used the valuation performed by a third-party valuer, which involved the use of the discounted cash flow methodology. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

(k) Receipts in Advance

         Receipts in advance represent advance payments received from customers for molds specifically made for production of products ordered by the customers. The amount is recognized as income upon the delivery of the first lot of products produced using the molds.

(l) Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs for the years ended March 31, 2005, 2004 and 2003 were $2,611,000, $1,215,000 and $1,293,000, respectively and are included as part of selling, general and administrative expenses.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(m) Advertising Costs

Advertising costs represent amounts paid to third parties for direct advertising events and are expensed as incurred. Advertising costs for the years ended March 31, 2005, 2004 and 2003 were $5,408,000, $6,997,000, and $5,277,000, respectively.

(n) Income Taxes

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

(o) Stock Option Plan

         The Group applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25,” issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Group has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 (note 16). The following table sets forth pro forma information as if compensation cost has been determined consistent with the requirements of SFAS No. 123.

	2005	2004	2003

Reported net (loss) income	$(7,103)	$(5,309)	$2,565
Add back total stock-based employee compensation expenses under APB No.25	211	—	—
Deduct stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax	(735)	(159)	(409)

Pro forma net (loss) income	$(7,627)	$(5,468)	$2,156

(Loss) earnings per common share:
Basic - as reported	$(0.75)	$(0.60)	$0.29

Basic - pro forma	$(0.80)	$(0.61)	$0.24

(Loss) earnings per common share:
Diluted - as reported	$(0.75)	$(0.60)	$0.28

Diluted - pro forma	$(0.80)	$(0.61)	$0.24

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(p) Use of Estimates

         The preparation of the consolidated financial statements requires management of the Group to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include recoverability of the carrying amount of property, plant and equipment; fair value of the reporting unit when evaluating potential goodwill impairment, valuation allowances for receivables and deferred tax assets; and realizable values of inventories. Actual results could differ from those estimates.

(q) Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

         Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale are reported separately in the appropriate asset and liability sections of the balance sheet.

(r) Revenue Recognition

         The Group recognizes revenue when products are shipped and, in certain arrangements, when the products reach the destination as specified by the customers, which is when title is passed and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The Group follows Staff Accounting Bulletin No. 104 (“SAB 104”), which provides guidance on the application of these criteria to product sales. If these criteria are not met, the associated revenue is deferred until the criteria are met. Generally, these criteria are that there be an arrangement to sell the product, the Group has delivered the product in accordance with that arrangement, the sales price is determinable, and collectibility is probable.

The provisions for trade discounts, products returns, incentive programs for distributor and end customers are recorded as a reduction of revenue in the same period the related revenue is recognized. The provision is estimated based on factors that include, but are not limited to, historical sales returns, discounts given and current known trends. Should the actual product returns and allowances exceed the estimates, additional reductions to the Group’s revenue would result.

(s) Shipping and Handling Costs

The Group records costs incurred for shipping and handling of the products as selling expenses in the consolidated statements of operations. The shipping and handling costs for the years ended March 31, 2005, 2004 and 2003 were $1,352,000, $1,723,000 and $1,876,000, respectively.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(t) Foreign Currency Translation

The Company’s functional and reporting currency is the United States (“U.S.”) dollar. Assets and liabilities of subsidiaries, whose functional currency is not the U.S. dollar, are translated at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such subsidiaries and entities is reflected as a component of accumulated other comprehensive income (loss) within stockholders’ equity.

         Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in cost of goods sold in the statements of operations as the gains and losses arose from the purchase of inventories. Aggregate gains or losses from foreign currency transactions for the years ended March 31, 2005, 2004 and 2003 were losses of $26,000, losses of $316,000 and gains of $597,000, respectively.

(u) (Loss) Earnings per Common Share

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

The numerator in calculating both basic and diluted (loss) earnings per common share for each year is the reported net (loss) income. Stock options outstanding for the years ended March 31, 2005 and 2004 were not included in computing diluted (loss) earnings per common shares since their effects were anti-dilutive due to the net loss from continuing operations for the year. The difference between basic and diluted weighted average number of common shares for the year ended March 31, 2003 results from the assumption that stock options outstanding were exercised by the application of the treasury stock method.

(v) Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade accounts receivable, short-term debt, and trade accounts payable approximate their fair values because of the short maturity of these instruments. The carrying amounts of available-for-sale investments, loan receivable and long-term debt approximate their fair values at March 31, 2005 and 2004.

(w) Recent Accounting Pronouncements

         In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised), Share-based Payment (Revised 2004) “SFAS 123R” requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost to be measured is based on the fair value of the equity or liability instruments issued. The FASB required the companies to comply with SFAS 123R starting from the first interim or annual reporting period beginning after June 15, 2005. On April 14, 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS 123R. Under the new rule, companies are allowed to implement SFAS 123R at the beginning of their first annual year beginning after June 15, 2005. Accordingly, the Company has elected to defer the adoption of SFAS 123R until April 1, 2006. The pro-forma results disclosed in note 1(o) are not necessarily indicative of what the impact of SFAS 123R will be upon adoption.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

         In November 2004, the FASB issued Statement of Financial Accounting Standards No.151, Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4 (“SFAS 151”), which amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. In addition, SFAS 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.

(2) Discontinued Operations

         In March 2005, the Group’s board of directors resolved to sell the Company’s manufacturing division and initiated an active program to locate a buyer. Zindart Manufacturing was available for immediate sale in its present condition subject only to terms that are usual and customary for the sale. In addition, the Group considered the sale of Zindart Manufacturing to be probable, and believes that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. As of the year ended March 31, 2005, the Group reported Zindart Manufacturing as a discontinued operation because the operations and cash flows related to Zindart Manufacturing will be eliminated upon the disposal and the Company will not have any continuing involvement with Zindart Manufacturing following the disposal. The consolidated balance sheet as of March 31, 2004 has not been reclassified to reflect Zindart Manufacturing as discontinued operations.

         In March 2004, the Group’s board of directors resolved to sell Hua Yang and the Group first reported Hua Yang as a discontinued operation as of the fiscal year ended March 31, 2004. In May 2004, the Group completed the sale of Hua Yang. Terms for the sale included net cash consideration of $14,250,000, less 10% to be held by an escrow agent until the closing balance sheet has been audited and accepted by the buyer, which will be less than one year subsequent to the sale date. The closing balance sheet audit was completed during the year ended March 31, 2005 and did not result in any adjustment to the selling price. The Group recorded a gain on disposal of $984,000 for the fiscal year ended March 31, 2005.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

         The operating results of the Zindart Manufacturing and Hua Yang components of the Group that were previously reported as reportable segments under SFAS No. 131, are as follows (in thousands):

	2005		2004		2003

	Zindart Manufacturing	Hua Yang	Zindart Manufacturing	Hua Yang	Zindart Manufacturing	Hua Yang

Net sales	$49,526	$3,816	$46,075	$34,348	$33,694	$37,491

(Loss) income before income taxes and minority interests	$—	$324	$537	$(2,111)	$516	$1,375

Income tax benefit (expense)	(329)	28	133	229	(91)	(283)
Minority interests	(138)	—	(298)	—	(191)	—

(Loss) income from discontinued operations	$(467)	$352	$372	$(1,882)	$234	$1,092

At March 31, 2005 and 2004, the major classes of assets and liabilities associated with the discontinued operations are as follows (in thousands):

	2005	2004

	Zindart Manufacturing	Hua Yang

Cash and cash equivalents	$359	$1,054
Trade accounts receivable, net	6,379	5,414

Inventories	7,773	4,349

Property, plant, and equipment, net	12,846	10,368

Land use rights, net	1,083	—

Goodwill	414	9,508

Other assets	389	1,019

Total assets	29,243	31,712

Short-term debt	(7,221)	(4,704)

Trade accounts payable	(8,798)	(5,161)

Obligation under capital leases	(1,460)	(4,941)

Accrued expenses	(4,924)	(2,763)

Deferred tax liabilities	(26)	(214)

Other liabilities	(644)	(285)

Total liabilities	(23,073)	(18,068)

Net assets of discontinued operations	$6,170	$13,644

         As at March 31, 2005, the minority interests of $693,000 reflected in the accompanying consolidated balance sheets were associated with Zindart Manufacturing.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(3) Available-For-Sale Investments

         At March 31, 2005 and 2004, the total available-for-sale investments held by the continuing operations represents 634,921 shares in the common stock of a company incorporated in the United States of America. The investment represents an equity interest of 5.93% of the company in 2005 and 2004. The investment was initially classified in 2002 as available-for-sale, and was recorded at its fair value at the date of acquisition of $800,000, of which, $400,000 relates to Hua Yang. The amount represented satisfaction of $400,000 of trade accounts receivable held by Hua Yang and loan receivable of $400,000 held by Zindart Manufacturing (note 6). At March 31, 2005, the fair value of this investment as determined based on quoted market price was approximately $25,000. For the years ended March 31, 2004 and 2003, the Group realized a loss of $127,000 and $210,000 in earnings to reflect the other than temporary decline in the market value of this security. Based on the Group’s evaluation of the near-term prospects of the investee company in relation to the severity and duration of the impairment and the Group’s ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Group does not consider the investment to be other-than-temporarily impaired at March 31, 2005. Therefore, the Group recorded the unrealized loss on investments, net of tax, of $38,000 in other comprehensive income as at March 31, 2005.

The following table presents the gross unrealized losses and fair value of the Company’s available for sale investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2005 (in thousands):

	Less than 12 months		12 months or greater		Total

	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Marketable equity securities	$25	$(38)	$—	$—	$25	$(38)

(4)	Trade Accounts Receivable

	2005	2004

Trade accounts receivable	$7,355	$18,835
Less allowance for doubtful accounts	(776)	(1,080)

Trade accounts receivable, net	$6,579	$17,755

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Movements of allowance for doubtful accounts are as follows (in thousands):

	2005	2004	2003

Balance at beginning of year	$1,080	$1,786	$999
Less balance related to discontinued operations	(202)	—	—
(Released) charged to expense	(102)	(385)	942
Bad debts write-offs	—	(321)	(155)

Balance at end of year	$776	$1,080	$1,786

(5) Inventories

Inventories consist of the following (in thousands):

	2005	2004

Raw materials	$—	$2,765
Work in process	—	2,496
Finished goods	6,864	8,905

	$6,864	$14,166

(6) Loan Receivable

         During the year ended March 31, 2000, Zindart Manufacturing granted to a customer (“the Borrower”) a credit facility up to an amount of $2,300,000. The credit facility was collateralized by certain assets of the Borrower, bore interest at LIBOR plus 5% and matured on May 12, 2000. On May 13, 2000, the Borrower exercised an option under the credit facility to extend the maturity date of the facility for an additional one year to May 12, 2001 and as consideration for the extension, issued to Zindart Manufacturing non-transferable warrants to purchase a maximum of 150,000 shares of common stock of the Borrower at a price of $1.7325 per share, representing the average of the closing bid prices of the shares over 20 trading days prior to May 13, 2000, during a two-year period ended May 12, 2002. The estimated fair value of the warrants of $170,000 was recognized upon receipt as a non-marketable equity security accounted for under the cost method. In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of A Loan - an Amendment of FASB Statement No. 5 and 15” (“SFAS 114”), an impairment of loan is recognized when it is probable that a creditor will be unable to collect all amounts due (including both principal and interest) according to the contractual terms of the original loan agreement. The determination of whether a loan is impaired takes into account not only the amount that the creditor expects to collect but also the timing of the collection. Management considered that, in light of uncertainty surrounding the timing of repayment of the loan, the fair value of the warrants of $170,000 should be applied to reduce the carrying value of the loan. The warrants was fully impaired through charges to income of $40,000 in the year ended March 31, 2002 and $130,000 in the year ended March 31, 2003.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

On April 16, 2001, the Borrower repaid $250,000, and Zindart Manufacturing granted an extension of the remaining loan balance to June 30, 2002 for no consideration.

         On December 31, 2001, the terms of the credit facility were further amended pursuant to which (i) $400,000 of the outstanding facility was converted into common stock of the Borrower at $0.63 per share, representing the quoted market price on the date which the amendment became unconditional; (ii) $400,000 of the outstanding facility would be cancelled in the quarter ending September 30, 2002, contingent upon satisfactory performance in respect of repayment of interest and principal by the Borrower; and (iii) the remaining $1,250,000 would be payable in 24 equal monthly installments commencing August 31, 2002. The loan receivable is collateralized by certain assets of the Borrower and bears interest at LIBOR plus 5%.

         This loan restructuring arrangement was accounted for in accordance with SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and SFAS 114. The loan restructuring involved receipt of common stock from the Borrower in partial satisfaction of the aforementioned loan and a modification of terms of the remaining loan. The common stock of the Borrower was accounted for as described in note 3. The loan receivable from the Borrower of $2,050,000 was first reduced by $570,000, representing the total fair value of common stock and warrants received from the Borrower. The loan receivable was also reduced by a valuation allowance of $230,000. The remaining balance of $1,250,000 represented the present value at December 31, 2001 of the expected future cash flows which would be received under the modified loan arrangement. As at March 31, 2004, $260,000 loan receivable remaining outstanding and repayable within one year. During 2004 and 2003, the Borrower repaid principal and interest in accordance with the modified loan arrangement. The loan was fully settled by the borrower in July 2004.

(7) Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):
	2005	2004

Buildings	$40	$14,230
Machinery and tooling	33,936	44,780
Furniture and office equipment	5,628	10,397
Motor vehicles	64	716

Cost	39,668	70,123
Less accumulated depreciation	(31,735)	(47,846)

Property, plant and equipment, net	$7,933	$22,277

         At March 31, 2004, buildings with net book value of approximately $9,987,000 associated with Zindart Manufacturing were situated in Mainland China.

         At March 31, 2004, certain machinery and tooling associated with Zindart Manufacturing with net book value of approximately $1,544,000 were held under capital leases (note 12).

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(8) Land Use Rights

Land use rights consist of the following (in thousands):

	2005	2004

Land use rights	$—	$1,315
Less accumulated amortization	—	(206)

Land use rights, net	$—	$1,109

         At March 31, 2004, the land use rights of $1,315,000 were associated with Zindart Manufacturing which has the right to use the land for a period of 50 years until 2044 and 2047.

(9) Goodwill

         At March 31, 2005 and 2004, the Group’s goodwill related primarily to the acquisition of Corgi Classics Holdings Limited.

         The Group adopted SFAS 142 on April 1, 2002. Under SFAS 142, goodwill is required to be tested for impairment on an annual basis at the reporting unit level. Furthermore, goodwill is required to be tested on an interim basis if an event or change in circumstances indicates that the asset might be impaired. The goodwill arising from the acquisition of Corgi Classics Holdings Limited was allocated to the Corgi reporting unit. The Group has undertaken goodwill impairment testing to determine whether the goodwill was impaired and the extent of such impairment, if any. There was no indication that goodwill was impaired at March 31, 2005 and 2004 as the estimated fair value of the reporting unit (as determined using the valuation performed by a third-party valuer using the discounted cash flow methodology) exceeded the carrying amount of the reporting unit (including goodwill).

(10) Short-Term Debt

         At March 31, 2005, the short-term debt represents the utilization of the overdraft facilities granted by a bank. Such facilities were not utilized as at March 31, 2004. The weighted average interest rate of the outstanding borrowings of the continuing operations was approximately 8.75% and 14.0% for the years ended March 31, 2005 and 2003, respectively.

         At March 31, 2005, the Group has banking facilities of approximately $17,881,000, of which $5,666,000 was made available to the Group’s continuing operations and $12,215,000 made available to the Group’s discontinued operations, for overdrafts, trade financing, term loan and capital leases. Unused banking facilities as of March 31, 2005 amounted to approximately $5,958,000, of which $2,068,000 was associated with the Group’s continuing operations and $3,890,000 was associated solely with the Group’s discontinued operations.

At March 31, 2005, the Group’s banking facilities were collateralized by fixed and floating charges over substantially all of the assets of Corgi Classics Limited, including the assets of its subsidiaries, Corgi Classics Inc., Lledo Collectibles Limited and Icon Collectibles Limited, with an aggregate net book value of $34,903,000.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

         At March 31, 2004, Zindart Manufacturing had banking facilities consisting of uncommitted credit facilities, receivables purchase and letters of credit arrangements with various banks that provided for borrowings of up to approximately $38,560,000. Substantially all of the short-term debt outstanding at March 31, 2004 represented borrowings made under these banking facilities.

         As of March 31, 2004, the Company had notes payable to directors in the aggregate principal amount of $370,000. These notes were interest bearing at 6%, which was automatically increased to 10% per annum, compounded monthly, when the notes were not repaid on their maturity date. The notes were classified as short-term debt of the Group at March 31, 2004. In June 2004, the Company made aggregate payments to the noteholders of $376,000, representing payment in full of $370,000 in principal and $6,000 in accrued interest under the notes.

(11) Long-Term Debt

Long-term debt consists of the following (in thousands):

	2005	2004

Long-term bank loan, LIBOR interest plus 1.5% payable quarterly with principal, due March 31, 2005 secured by the assets of Corgi Classics Limited	$—	$2,208
Less current installments	—	(2,208)

Long-term debt, excluding current installments	$—	$—

          The Group fully repaid the long-term debt during the year ended March 31, 2005.

(12)  Leases

         As of March 31, 2005 and 2004, Zindart Manufacturing had acquired certain machinery and tooling under capital leases that expire at various dates during the next three years. As of March 31, 2005, the capital leased assets and obligations were included in the assets and liabilities of discontinued operations (note 2). At March 31, 2004, the gross amount of machinery and tooling and related accumulated depreciation recorded under capital leases are as follows (in thousands):

	2005	2004

Machinery and tooling	$—	$2,356
Less accumulated depreciation	—	(812)

Machinery and tooling, net	$—	$1,544

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(13) Accrued Expenses

Accrued expenses consist of the following (in thousands):

	2005	2004

Accruals for operating expenses: Wages, salaries and bonus	$339	$1,795
Freight charges and packaging fees	53	295
Utility charges	19	3
Others	906	2,192
Commission	42	137
Royalty	1,124	1,159
Raw materials purchases	—	2,825
Factory consumables	—	92
Subcontracting charges	—	514
Others	317	2,493

	$2,800	$11,505

(14) Income Taxes

         Total income tax benefit (expense) of the Group including discontinued operations for the years ended March 31, 2005, 2004 and 2003 were as follows (in thousands):

	2005	2004	2003

(Loss) income from continuing operations	$941	$(254)	$(54)
(Loss) income from discontinued operations	(301)	362	(374)
Stockholders’ equity, for items included in other comprehensive income (loss)	(176)	171	—

	464	$279	$(428)

         (Loss) income from continuing operations before income taxes is attributable to the following geographical locations for the years ended March 31, 2005, 2004 and 2003 (in thousands):

	2005	2004	2003

Hong Kong	$(970)	$(945)	$(461)
United States of America	(4,652)	(3,319)	(2,341)
United Kingdom	(2,725)	719	4,095

	$(8,347)	$(3,545)	$1,293

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

         The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company and the Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 17.5% for the year ended 31 March, 2005. The United Kingdom subsidiaries are subject to United Kingdom profits tax at a rate of 30%. The United States subsidiary is subject to a federal tax rate of 35%. The British Virgin Islands subsidiaries are incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. The Bermuda subsidiary is incorporated under the Companies Act 1981 of Bermuda and, accordingly, is exempted from payment of the Bermuda income taxes until 2016.

         If the tax holiday for the joint venture established in Mainland China did not exist, the Group’s income tax provisions would have been increased by approximately $Nil, $Nil and $98,000 for the years ended March 31, 2005, 2004 and 2003, respectively. Basic (loss) earnings per common share would have been approximately $(0.75), $(0.60) and $0.29 for the years ended March 31, 2005, 2004 and 2003, respectively. Diluted (loss) earnings per common share would have been approximately $(0.75), $(0.60) and $0.28 for the years ended March 31, 2005, 2004 and 2003, respectively.

         Income tax benefit (expense) attributable to continuing operations (in thousands):

	2005	2004	2003

Current taxes:
United Kingdom	$849	$(604)	$(1,597)

Deferred taxes:
Hong Kong	164	164	82
United Kingdom	(72)	186	1,461

	92	350	1,543

	$941	$(254)	$(54)

         The reconciliation of the Hong Kong statutory profits tax rate to the effective income tax rate attributable to continuing operations is as follows:

	2005	2004	2003

Hong Kong statutory profits tax rate	(17.5%)	(17.5%)	16.0%
Effect of difference in income tax rates outside Hong Kong	(15.9%)	(17.2%)	3.0%
Exchange gain/(loss) arising from re-translation of certain balances to local currency in respect of an overseas subsidiary for tax purpose	0.0%	64.3%	92.4%
Change in valuation allowance	21.6%	(28.1%)	(104.1%)
(Over)/under-provision of profits tax in prior years	(3.8%)	3.1%	(0.0%)
Other	4.3%	2.6%	(3.1%)

Effective income tax rate	(11.3%)	7.2%	4.2%

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

         The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

	2005	2004

Deferred tax assets:
Net operating loss carryforwards	$5,361	$3,157
Property, plant and equipment	1,326	1,027
Accrued expenses	552	544
Unrealised loss on derivative instruments	—	171
Others	26	368

Gross deferred tax assets	7,265	5,267
Less valuation allowance	(4,869)	(2,528)

Net deferred tax assets	2,396	2,739

Deferred tax liabilities:
Unrealised loss on derivative instruments	(5)	—
Property, plant and equipment	(518)	(575)

	(523)	(575)

Net deferred tax assets	1,873	$2,164

         As of March 31, 2005, non-current deferred liabilities of $26,000 are associated with Zindart Manufacturing (note 2).

         At March 31, 2005, the Group has tax loss carryforwards of $17,041,000 to offset future taxable income, if any. Of this amount, $11,167,000 relating to the United States subsidiary expires from 2021 through 2025 and $5,874,000 relating to the Hong Kong operations can be carried forward indefinitely.

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. A valuation allowance is provided to reduce the deferred tax assets to an amount that is more likely than not to be realized. At March 31, 2005 and 2004, a full valuation allowance was provided for Corgi U.S. deferred tax assets consisting primarily of tax loss carry forwards. For the year ended March 31, 2005, a valuation allowance was also provided for deferred tax assets pertaining to tax loss carry forwards of the Group’s Hong Kong operations. Since inception of Corgi’s U.S. operations in fiscal year 2000, Corgi has incurred consistent loss. Management assessed that until the Corgi U.S. operation can demonstrate an ability to produce consistent profitable operations to utilize the tax loss carry forwards, the Group will continue to record a valuation allowance against the deferred tax asset. The valuation allowance relating to the Group’s Hong Kong operation was mainly based on the management’s assessment of the likelihood to utilize the tax loss carry forwards in the future after the disposal of Zindart Manufacturing. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

         The valuation allowance was $2,879,000 as of April 1, 2002. The valuation allowance decreased by $1,346,000, increased by $995,000 and $2,341,000 for the years ended March 31, 2003, 2004 and 2005, respectively.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(15) Extraordinary items

         In December 2004, the Group acquired the minority interest of 45% shareholdings in a subsidiary, Onchart Industrial Limited, at a cash consideration of $667,000, which was below the fair market value of the acquired net assets, resulting in a negative goodwill. The net assets consisted primarily of current assets and liabilities. The negative goodwill was allocated as a pro-rata reduction of the amounts that would have been assigned to all of the acquired assets except for current assets and certain other assets required to be recorded at fair value. The excess was recognized as extraordinary gain in the consolidated financial statements.

(16) Stock Option Plan

         In 1997, the Group adopted an equity incentive plan (the “Plan”) pursuant to which the Group’s board of directors may grant stock options to directors, officers and key employees. The Plan authorizes grants of options to purchase up to 2,200,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price at not less than the stock’s fair market value at the date of grant. All stock options have 10-year terms, and generally vest and become fully exercisable over a 4-year period subsequent to the date of grant. The vesting period of certain stock options issued to two executive officers were accelerated in full during the year ended March 31, 2005. Accordingly, under the provisions of APB No. 25, as interpreted by FIN 44, the acceleration resulted in a new measurement date as the options would have been forfeited unvested. Compensation expenses of $44,000 attributable to continuing operations and $167,000 attributable to discontinued operations were recorded as a result of the modification to accelerate vesting.

At March 31, 2005, 348,042 shares were available for grant under the Plan. The per share weighted average fair value of stock options granted during 2005, 2004 and 2003 was $3.19, $2.96 and $0.53 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: 2005 - expected dividend yield 0.0%, risk-free interest rate of 4.49%, and an expected life of 5 years, expected stock price volatility of 67.31%, 2004 - expected dividend yield 0.0%, risk-free interest rate of 3.57%, and an expected life of 5 years; expected stock price volatility of 65.93%; 2003 -expected dividend yield 0.0%, risk-free interest rate of 3.78%, and an expected life of 5 years, expected stock price volatility of 37.98%. Stock option activity during the periods indicated is as follows:

	2005		2004		2003

	Number of Options value	Weighted Average Exercise Price losses	Number of Options value	Weighted Average Exercise Price losses	Number of Options value	Weighted Average Exercise Price losses

Balance at April 1	1,930,221	$3.08	1,760,605	$2.48	1,623,250	$3.69
Granted	430,000	5.33	520,534	5.26	639,855	1.95
Exercised	(614,375)	1.73	(188,443)	1.99	—	—
Forfeited	(330,831)	5.04	(162,475)	4.77	(502,500)	5.72

Balance at March 31	1,415,015	$3.90	1,930,221	$3.08	1,760,605	$2.48

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	At March 31, 2005

	Outstanding		Exercisable

Exercise Price ($)	Number of Options	Weighted Average Unexpired Life	Number of Options	Weighted Average Unexpired Life

1.51	100,000	7.49	100,000	7.49
1.54	19,481	7.44	19,481	7.44
1.5625	27,500	5.79	27,500	5.79
1.7	—	—	—	—
1.8	25,000	6.72	—	—
1.82	—	—	—	—
2.5	500,000	5.59	500,000	5.59
3.03	30,000	7.81	30,000	7.81
3.2	—	—	—	—
4.52	40,000	9.45	10,000	9.45
4.76	80,000	9.52	—	—
4.87	90,534	8.22	38,034	8.22
5.02	25,000	9.55	25,000	9.55
5.1	50,000	9.69	—	—
5.5	147,500	9.00	78,750	9.00
5.77	150,000	9.19	—	—
5.98	50,000	9.12	—	—
6.75	30,000	2.92	30,000	2.92
6.82	35,000	8.95	8,750	8.95
6.875	15,000	4.81	15,000	4.81

	1,415,015	7.42	882,515	6.43

         At March 31, 2005, 2004 and 2003, the number of options exercisable was 882,515, 1,405,638 and 1,291,557 respectively, and the weighted average exercise price of those options was $3.08, $2.62 and $2.67 respectively.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(17) Reconciliation of Net (Loss) Income to Net Cash Provided by Operating Activities

         The reconciliation of net (loss) income to net cash provided by operating activities for the years ended March 31, 2005, 2004 and 2003 is as follows (in thousands):

	2005	2004	2003

Net (loss) income	$(7,103)	$(5,309)	$2,565
Less extraordinary gain, net of tax	418	—	—
Less net (loss) income from discontinued operations	(115)	(1,510)	1,326

Net (loss) income from continuing operations	(7,406)	(3,799)	1,239
Adjustments to reconcile net (loss) income from continuing operations to net cash provided by operating activities:
Depreciation	5,121	4,733	4,158
Gain on disposal of property, plant and equipment	(22)	—	(9)
Amortization of loan arrangement fees	78	133	184
Loss on impairment of available-for-sale investments	—	127	210
Loss on derivative instruments	20	91	—
Deferred taxes	(92)	(350)	(1,543)
Decrease (increase) in trade accounts receivable	1,680	(212)	2,734
(Increase) decrease in inventories	(265)	(1,220)	641
(Increase) decrease in prepaid expenses and other current assets	(132)	(1,451)	542
Increase (decrease) in trade accounts payable	45	2,046	(5,019)
Increase in receipts in advance	188	276	9
(Decrease) increase in accrued expenses	(1,319)	(652)	2,883
(Decrease) increase in income taxes payable	(2,640)	604	1,530
Stock option compensation costs	44	—	—
Increase (decrease) in trade accounts payable with Hua Yang	—	515	(983)

Net cash (used in) provided by operating activities	$(4,700)	$841	$6,576

         The Group paid $682,000, $425,000 and $1,075,000 for interest for the years ended March 31, 2005, 2004 and 2003, respectively. The Group paid $1,791,000 for income taxes for year ended March 31, 2005, and the Group did not pay for income taxes for the years ended March 31, 2004 and 2003.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(18) Derivative Instruments

         The Group participates in the foreign exchange markets to minimize its risk of loss from fluctuations in currency exchange rates. The Group has applied hedge accounting under SFAS 133. For those transactions that qualify for cash flow hedge accounting under SFAS 133, the marked to fair value is reported through other comprehensive (loss) income. For those transactions that do not qualify for hedge accounting under SFAS 133, the mark to fair value is reported currently through earnings.

(a) Cash flow Hedges

         The Group primarily uses foreign currency forward contracts to hedge anticipated transactions that are subject to foreign currency exchange exposure. These instruments are designated as cash flow hedges in accordance with SFAS 133 and are recorded in the consolidated financial statements at fair value. The effective portion of the contract gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts are highly effective in hedging the variability in future cash flows attributable to changes in foreign currency exchange rates. For the year ended March 31, 2005, total net amounts recognized in earnings due to ineffectiveness and amounts excluded from the assessment of hedge effectiveness amounted to approximately $20,000. As of March 31, 2005, the accumulated unrealized gain of $15,000, net of tax of $5,000 on derivatives designated as cash flow hedges was reported in the accumulated other comprehensive income (loss) account within stockholder’ equity. Substantially all of the balance at March 31, 2005 will be recognized within the subsequent twelve months as the anticipated transactions occur. At March 31, 2005, the maximum length of the foreign exchange forward contracts entered by the Group was no longer than twelve months. As of March 31, 2004, an accumulated unrealized loss of $569,000, net of tax of $171,000, on derivatives designated as cash flow hedges was reported in the accumulated other comprehensive income (loss) account within stockholders’ equity. The Group did not have any derivative, which qualified as cash flow hedges for the year ended March 31, 2003.

(b) Other Derivative Instruments

In 2004 and 2003, the Group did not apply hedge accounting for certain derivative contracts and the change in fair value of the derivatives were recorded in earnings. The impact to earnings associated with these derivatives was a loss of $209,000 associated with Hua Yang for the year ended March 31, 2004 and a gain of $83,000 for the year ended March 31, 2003.

The fair values of foreign currency exchange contracts were determined using market exchange rates.

(19) Commitments and Contingencies

The commitments and contingencies disclosed below include those of the continuing and discontinued operations. The commitments and contingencies in relation to the discontinued operations will be eliminated upon the sale of Zindart Manufacturing.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(a) Operating Leases

The Group, including Zindart Manufacturing, has several non-cancelable operating leases, primarily for office, factory premises, staff quarters and warehouse space, that expire over the next 10 years. Rental expense for operating leases for the years ended March 31, 2005, 2004 and 2003 was approximately $812,000, $626,000 and $536,000, respectively. At March 31, 2005, future minimum payments under agreements classified as operating leases with non-cancelable terms are as follows (in thousands):

	Continuing Operations	Discontinued Operations

Year ending March 31:
2006	$776	$232
2007	657	224
2008	533	151
2009	393	—
2010	257	—
Thereafter	873	—

	$3,489	$607

(b) Contractual Joint Ventures

         Under the supplementary joint venture agreement, Dongguan Xinda Giftware Company Limited, a subsidiary of Zindart Manufacturing, is committed to pay pre-determined annual fees to the third-party joint venture partners for the period from November 1994 to October 2010. Pre-determined annual fees paid to joint venture partners, which have been charged to expense, amounted to approximately $36,000, $36,000 and $36,000 for the years ended March 31, 2005, 2004 and 2003, respectively. At March 31, 2005, future fees payable under these agreements are as follows (in thousands):

	Continuing Operations	Discontinued Operations

Year ending March 31:
2006	$—	$36
2007	—	36
2008	—	36
2009	—	26
2010	—	—
Thereafter	—	—

	$—	$134

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(c) Capital Commitments

         At March 31, 2005, the Group has authorized and contracted for the purchase of certain machinery and equipment. The future amount payables under these contracts are as follows (in thousands):

	Continuing Operations	Discontinued Operations

Year ending March 31:
2006	$710	$125
2007	—	—
2008	—	—
2009	—	—
2010	—	—
Thereafter	—	—

	$710	$125

(d) Licensing Commitments

         The Group entered into several licensing agreements to acquire the rights to manufacture and distribute licensed property. These agreements cover differing periods ranging from three to four years. Under the licensing agreements, the Group is required to pay a minimum royalty fees which are payable by installments over the life of the agreements. At March 31, 2005, the future minimum royalty fees payable under these licensing agreements are as follows (in thousands):

	Continuing Operations	Discontinued Operations

Year ending March 31:
2006	$213	$—
2007	431	—
2008	189	—
2009	—	—
2010	8	—
Thereafter	—	—

	$841	$—

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(20) Retirement Plans

         During the period from April 1, 2000 to November 30, 2000, the Group’s employees in Hong Kong and the United Kingdom, after completing a probation period, were entitled to join defined contribution provident funds managed by independent trustees in Hong Kong and the United Kingdom. The Group makes monthly contributions to the schemes ranging from 5.0% to 11.0% of the employees’ basic salaries, and the employees make monthly contributions ranging from 2.5% to 5.0% of their basic salaries. The employees are entitled to receive their entire contribution together with accrued interest thereon at any time upon leaving the Group, and 100% of the employer’s contribution and the accrued interest thereon upon retirement or at a reduced scale of 30% to 100% of the employer’s contribution and the accrued interest thereon upon leaving the Group depending on the number of years of service. Any forfeited contributions made by the Group and the accrued interest thereon are used to reduce future employer’s contributions. Starting from December 1, 2000, the Group has arranged for its employees in Hong Kong to participate in the Mandatory Provident Fund Scheme (“MPF Scheme”), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, the Group makes monthly contributions to the scheme at 5% of the employees’ basic salaries subject to a maximum contribution of $128 (equivalent of HK$1,000) per month. The Group has no other post-retirement or post-employment benefit plans.

The aggregate amount of the Group’s employer contributions to the retirement plans for the years ended March 31, 2005, 2004 and 2003 was approximately $399,000, $346,000 and $210,000 respectively, of which $271,000, $214,000 and 202,000 was allocated to continuing operations respectively.

(21) Concentrations of Risk

         The Group’s accounts receivable are subject to a concentration of credit risk with customers in North America and the United Kingdom. This risk is limited due to the large number and geographic dispersion of customers in the Group’s United Kingdom customer base. The Group’s top five customers accounted for 17%, 18% and 16% of the Group’s net sales in the fiscal years ended March 31, 2005, 2004 and 2003, respectively. The Group performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. No individual customer accounted for more than 5% of the Group’s sales in fiscal 2005 and only one customer accounted for more than 5% of the Group’s sales in fiscal 2004.

Several of the Group’s licenses apply to products that generate a large volume of sales. To the extent the Group is unable to maintain these licenses, the lost sales would have a significant impact on future sales.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(22) Segment Information

         Subsequent to the sale of Hua Yang in May 2004 and the planned disposal of Zindart Manufacturing, the Group’s remaining operating segment is Corgi U.K., which primarily consist of the design, marketing and distribution of die-cast products under its proprietary brand names. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. Management evaluates performance of the segment based on profit or loss from operations before income taxes but not including corporate general and administrative expenses, interest income, interest expense and other non-operating income (loss).

         The segment information relating to Corgi U.K. is as follows (in thousands):

(a) Net Sales
	2005	2004	2003

Geographical analysis of net sales is as follows:
United Kingdom	$32,370	$35,443	$37,140
Other European countries	3,080	3,083	3,982
United States of America	6,441	9,956	7,143
Others	1,323	1,262	1,398

	$43,214	$49,744	$49,663

	2005	2004	2003

Net sales by major product category are
Toys	$13,946	$12,998	$10,822
Premium	2,077	3,337	3,716
Collectibles	27,191	33,409	35,125

	$43,214	$49,744	$49,663

(b) Operating (loss) income
	2005	2004	2003

Total segment (loss) profit	$(5,561)	$(688)	$3,852
Corporate general and administrative expenses	(2,279)	(2,170)	(1,448)
Interest income	138	39	111
Interest expense	(682)	(425)	(1,075)
Other income (loss)	37	(301)	(147)

(Loss) income before income taxes	$(8,347)	$(3,545)	$1,293

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(c) Reportable Segment Assets, Capital Expenditures and Depreciation

         Assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker represent cash and cash equivalents, trade accounts receivable, net, inventories, property, plant and equipment, and goodwill.

The reconciliation of such segment assets to the corresponding amounts in the consolidated balance sheet is as follows:

	2005	2004

Segment cash and cash equivalents	$764	$567
Corporate	6,248	838
Zindart Manufacturing*	—	134

Total cash and cash equivalents	$7,012	$1,539

Segment trade accounts receivable, net	$6,579	$8,259
Zindart Manufacturing*	—	9,496

Total trade accounts receivable, net	$6,579	$17,755

Segment inventories, net	$6,864	$6,599
Zindart Manufacturing *	—	7,567

Total inventories, net	$6,864	$14,166

Segment property, plant and equipment, net	$7,927	$9,769
Corporate	6	—
Zindart Manufacturing*	—	12,508

Total property, plant and equipment, net	$7,933	$22,277

Segment goodwill	$35,312	$35,312
Zindart Manufacturing*	—	414

Total goodwill	$35,312	$35,726

         * Assets of Zindart Manufacturing as at March 31, 2005 have been grouped and presented in Assets of discontinued operations.

	2005	2004	2003

Capital expenditures:
Segment	$3,164	$3,180	$3,192
Corporate	6	—	—

	$3,170	$3,180	$3,192

Depreciation:
Segment	$5,121	$4,733	$4,158

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(d) Long-Lived Assets**

	2005	2004

Geographic analysis of long-lived assets is as follows:
Hong Kong and Mainland China	$6	$—
United Kingdom	7,927	9,769

	$7,933	$9,769

** Long-lived assets represent property, plant and equipment. (23) Earnings (Loss) per Share

The following tables sets forth the computation of basic and diluted (loss) earnings per common share at March 31, 2005:

	2005	2004	2003

Numerator for basic and diluted (loss) earnings per common share:
(Loss) income from continuing operations	$(7,406)	$(3,799)	$1,239
(Loss) income from discontinued operations	(115)	(1,510)	1,326
Extraordinary gain	418	—	—

Net (loss) income	$(7,103)	$(5,309)	$2,565

Denominator:
Basic weighted average number of common shares outstanding	9,487,129	8,907,015	8,834,125
Effect of dilutive options	—	—	209,997

Diluted weighted average number of common shares outstanding	9,487,129	8,907,015	9,044,122

Basic (loss) income per common share:
(Loss) income from continuing operations	$(0.78)	$(0.43)	$0.14
(Loss) income from discontinued operations	(0.01)	(0.17)	0.15
Extraordinary gain	0.04	—	—

Net (loss) income	$(0.75)	$(0.60)	$0.29

Diluted (loss) income per common share:
(Loss) income from continuing operations	$(0.78)	$(0.43)	$0.14
(Loss) income from discontinued operations	(0.01)	(0.17)	0.14
Extraordinary gain	0.04	—	—

Net (loss) income	$(0.75)	$(0.60)	$0.28

         Stock options for 516,422 and 1,102,638 shares of common stock for the years ended March 31, 2005 and 2004, respectively, were not included in computing diluted (loss) earnings per common share since their effects were anti-dilutive due to the net loss from continuing operations for the year. The difference between basic and diluted weighted average number of common shares for the year ended March 31, 2003 results from the assumption that stock options outstanding were exercised by application of the treasury stock method.

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Item 19.   Exhibits

1(a)	Memorandum of Association of the Company.(1)

1(b)	Articles of Association of the Company.(2)

2(a)(1)	Exchange Agreement by and among Zindart Limited, Hua Yang Holdings Co., Ltd., Hua Yang Printing Holdings Co., Limited, the shareholders of Hua Yang Holdings Co., Ltd. and certain beneficial owners of such shareholders, dated February 13, 1998.(2)

2(a)(2)	Form of Deposit Agreement by and among Zindart Limited, The Bank of New York and Owners and Holders of American Depositary Receipts, dated at January 1997.(1)

2(a)(3)	Amended and Restated 1997 Equity Incentive Plan.(7)

4(a)(1)	Sino-Foreign Co-Operation Contract, Zindart Toys (Dongguan) Company Limited, between Dongguan Hengli Trading General Company and Zindart Industrial Company Limited, dated September 8, 1994.(1)

4(a)(2)	Sino-Foreign Co-Operation Contract, Zindart Toys (Dongguan) Company Limited, Supplemental Contract, between Dongguan Hengli Trading General Company and Zindart Industrial Company Limited, dated December 5, 1995.(1)

4(a)(3)	Sino-Foreign Co-Operation Contract by and between Shenzhen City Boan District Xixian Town Gushu Economic Development Company Limited and Hua Yang Printing Holdings Co. Limited, dated May 28, 1995.(2)

4(a)(4)	Processing Agreement by and between Zindart Limited and Dongguan Hengli Industry Development Company, dated August 18, 1997.(2)

4(a)(5)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1993) No. 49.(1)

4(a)(6)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 664.(1)

4(a)(7)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 665.(1)

4(a)(8)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 666.(1)

4(a)(9)	Agreement of Utilization of Factory, Warehouse and Dormitory, by and between Gushu Economic Development Company and Huan Printing Group Company, dated January 24, 1995.(2)

4(a)(10)	Tenancy Agreement of Dormitory by and between Gushu Economic Development Co. and Huaxuan Printing Company Limited, dated August 1997.(2)

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

4(a)(11)	Standard Chartered Bank, Banking Facility: Hua Yang, dated March 22, 2000.(3)

4(a)(12)	Standard Chartered Bank, Banking Facility: Zindart Limited dated March 22, 2000.(3)

4(a)(13)	Hong Kong Bank, Banking Facilities, dated April 25, 2000.(3)

4(a)(14)	Agreement by and between The Royal Bank of Scotland plc and Corgi Classics Limited with respect to the Term Loan of GBP4,000,000, dated January 24, 2001.(4)

4(a)(15)	Agreement by and between The Royal Bank of Scotland plc and Corgi Classics Limited with respect to the Revolving Advance Facility of GBP3,000,000, dated January 24, 2001.(4)

4(a)(16)	Agreement by and among ABN AMRO Bank, N.V. Hong Kong Branch, KBC Bank, N.V., Hong Kong Branch, Standard Chartered Bank, Rabo Bank, Hong Kong Branch with respect to the Term Loan of US$9,000,000, dated March 8, 2001.(6)

4(a)(17)	Zindart Loan and Security Agreement and Agreement, May 13, 1999, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(5)

4(a)(18)	Extension Notice, May 29, 2000, delivered pursuant to the Zindart Loan and Security Agreement and Agreement, May 13, 1999, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(5)

4(a)(19)	Amendment No. 1 to the Zindart Loan and Security Agreement and Agreement, April 16, 2001, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(5)

4(a)(20)	Amendment No. 2 to the Zindart Loan and Security Agreement and Agreement, December 31 2001, by and among Zindart Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(5)

4(c)(1)	Employment Agreement, by and between Zindart Limited and Peter A.J. Gardiner, dated March 14, 2005.

4(c)(2)	Employment Agreement, between Hua Yang Printing Holdings Co., Ltd., a wholly-owned subsidiary of Zindart Limited, and Kevin Murphy, dated November 1, 2001.(5)

4(c)(3)	Employment Agreement, between Zindart Limited and Richard Tong, dated December 17, 2001.(5)

4(c)(4)	Option Agreement, between Zindart Limited and Peter A.J. Gardiner, dated at October 31, 2000.(7)

4(c)(5)	Option Agreement, between Zindart Limited and Christopher Guest, dated at January 11, 2001.(7)

ZINDART LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

8.1	List of subsidiaries

12.1	Section 302 Certification of Peter A. J. Gardiner

12.2	Section 302 Certification of Ken Fowler

13.1	Section 906 Certification of Peter A.J. Gardiner and Ken Fowler
___________________

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1, as amended (File No. 333-17973).

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1, as amended (File No. 333-08134).

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed June 29, 2000 (File No. 000-22161).

(4)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q, filed February 14, 2001 (File No. 000-22161).

(5)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q, filed February 12, 2002.

(6)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed June 28, 2001.

(7)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed July 1, 2002.

SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZINDART LIMITED

/s/ KEN FOWLER

Ken Fowler
Chief Financial Officer
(Principal Financial Officer)

Date: July 11, 2005

(This page intentionally left blank)