Form 20-F
period 2006-03-31
CORGI INTERNATIONAL LTD
filed 2006-09-01
CIK 1028637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 000-22161
Corgi International Limited
(Exact name of Registrant as specified in its charter)
Hong Kong, S.A.R., China
(Jurisdiction of incorporation or organization)
Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street,
Fo Tan, New Territories, Hong Kong, S.A.R., China
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
American Depositary Shares	Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)

 The number of the issuer’s ordinary shares outstanding at August 18, 2006 was 10,176,943, of which 10,176,943 were represented by American Depositary Shares.
 Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes      ☑ No
 If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes      ☑ No
 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes     ☐ No
 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):
☐ Large accelerated filer	☐ Accelerated filer	☑ Non-accelerated filer
 Indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17       ☑ Item 18
 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes      ☑ No

CORGI INTERNATIONAL LIMITED

INDEX TO ANNUAL REPORT ON FORM 20-F
FOR THE FISCAL YEAR ENDED MARCH 31, 2006

DEFINITIONS

Unless the context otherwise requires, references in this annual report on Form 20-F (the “Annual Report”) to the “Company,” “we” or “us” refers to Corgi International Limited and the term “Group” refers to Corgi International Limited and its consolidated subsidiaries (including Corgi and Zindart Manufacturing, each as defined below). The term “Zindart Manufacturing” refers to Zindart Manufacturing Limited and its consolidated subsidiaries. The term “Corgi” refers to Corgi Classics Holdings Limited, its main operating subsidiaries, Corgi Classics Limited (“Corgi U.K.”), Corgi USA, Inc. (“Corgi U.S.”), and its other consolidated subsidiaries. The Company completed the sale of Hua Yang Holdings Co., Limited and its subsidiaries in May 2004. Prior to October 2005, the Company had been known as Zindart Limited.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) regarding events and trends that may affect our future operating results and financial position. These statements are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those anticipated. These risks, assumptions and uncertainties include, but are not limited to, a history of losses, competition, acquisitions, mergers and/or dispositions, access to credit facilities, dependence on certain customers and vendors, market demand for our products, changes in general economic conditions, dependence on certain raw materials, impairment of goodwill, changes in governmental regulations, a decline in capital markets, changes in the political, social and economic situations of the United States (the “U.S.”), Hong Kong and the People’s Republic of China (excluding Hong Kong, the “PRC”), and other risks described in Risk Factors in Item 3 of this Annual Report. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “could,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. The forward-looking statements are based on information available to us on the date of this Annual Report. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements to reflect subsequent events or circumstances. Readers should carefully review the risk factors described in this Annual Report as well as in other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

NOTE REGARDING FINANCIAL PRESENTATION

The financial data contained in this Annual Report were derived from our consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

PART I

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended March 31, 2006, 2005 and 2004, and selected consolidated balance sheets data as of March 31, 2006 and 2005, were derived from the consolidated financial statements included in Item 18 of this Annual Report. The selected consolidated statements of operations data for the years ended March 31, 2003 and 2002, and selected consolidated balance sheets data at March 31, 2004, 2003 and 2002 were derived from the consolidated financial statements of the Group previously filed with the SEC.

In May 2004, we completed the sale of Hua Yang, the operations of which were reported as discontinued operations in the selected consolidated statements of operations data for the years ended March 31, 2005, 2004, 2003 and 2002. As described in note 2 to our consolidated financial statements, Zindart Manufacturing’s operations were reported as discontinued operations as of March 31, 2005, and accordingly, the assets and liabilities associated with Zindart Manufacturing as of March 31, 2005 and the related results of operations were presented as discontinued operations in the previously reported selected consolidated statements of operations data. As of March 31, 2006, due to circumstances that previously were considered unlikely, Zindart Manufacturing’s operations no longer met the criteria to be classified as discontinued operations, and accordingly the results of operations associated with Zindart Manufacturing for each of the years in the four-year period ended March 31, 2005 have been reclassified to present Zindart Manufacturing as held and used for continuing operations. The assets and liabilities associated with Zindart Manufacturing as of March 31, 2006 were reclassified in the consolidated balance sheet data as held and used; however, corresponding amounts shown at March 31, 2005 were not reclassified. The following selected consolidated financial data should be read in conjunction with Item 5 and Item 18 of this Annual Report.

	Year Ended March 31,
	2006	2005	2004	2003	2002
	(In thousands, except share data)
Consolidated Statements of Operations
Data:
Net sales	$76,394	$92,740	$95,819	$83,357	$92,481
Cost of goods sold	(61,338)	(69,160)	(65,300)	(52,413)	(64,231)
Gross profit	15,056	23,580	30,519	30,944	28,250
Selling, general, and administrative expenses	(27,905)	(30,965)	(32,531)	(27,729)	(32,266)
Amortization of goodwill	-	-	-	-	(1,376)
Impairment loss on goodwill	(18,782)	-	-	-	-
Impairment loss on long-lived assets	(1,439)	-	-	-	-
Operating (loss) income	(33,070)	(7,385)	(2,012)	3,215	(5,392)
Other (expense) income:
Interest income	85	138	39	111	240
Interest expense	(1,038)	(1,204)	(905)	(1,372)	(1,997)
Other income (loss)	446	104	(130)	(145)	42
(Loss) income before income taxes and minority interest	(33,577)	(8,347)	(3,008)	1,809	(7,107)
Income tax (expense) benefit	(1,907)	612	(121)	(145)	470
(Loss) income before minority interest	(35,484)	(7,735)	(3,129)	1,664	(6,637)
Minority interest	31	(138)	(298)	(191)	(210)
(Loss) income from continuing operations	(35,453)	(7,873)	(3,427)	1,473	(6,847)
Income (loss) from discontinued operations, net of tax	-	352	(1,882)	1,092	(1,398)
(Loss) income before extraordinary items	(35,453)	(7,521)	(5,309)	2,565	(8,245)
Extraordinary gain, net of nil tax	98	418	-	-	-
Net (loss) income	$(35,355)	$(7,103)	$(5,309)	$2,565	$(8,245)

Year Ended March 31,
	2006	2005	2004	2003	2002
(In thousands, except share data)
(Loss) earnings per common share:
Basic:
(Loss) income from continuing operations	$(3.63)	$(0.83)	$(0.38)	$0.17	$(0.78)
Income (loss) from discontinued operations	-	0.04	(0.22)	0.12	(0.15)
Extraordinary gain	0.01	0.04	-	-	-
Net (loss) income	$(3.62)	$(0.75)	$(0.60)	$0.29	$(0.93)

Diluted:
(Loss) income from continuing operations	$(3.63)	$(0.83)	$(0.38)	$0.16	$(0.78)
Income (loss) from discontinued operations	-	0.04	(0.22)	0.12	(0.15)
Extraordinary gain	0.01	0.04	-	-	-
Net (loss) income	$(3.62)	$(0.75)	$(0.60)	$0.28	$(0.93)

Weighted average number of common shares outstanding: (1)
Basic	9,763,957	9,487,129	8,907,015	8,834,125	8,834,125
Diluted	9,763,957	9,487,129	8,907,015	9,044,122	8,834,125

Consolidated Balance Sheets Data:
Cash and cash equivalents	$820	$7,012	$1,539	$1,973	$3,425
Assets of discontinued operations	-	29,243	31,712	-	-
Liabilities of discontinued operations	-	23,073	18,068	-	-
Working capital (2)	(6,630)	12,692	(3,305)	(1,022)	(8,501)
Property, plant, and equipment and land use rights, net	17,392	7,933	23,386	30,709	31,152
Total assets	60,029	98,644	131,542	125,821	124,026
Short-term debt, current installments of long-term debt and obligations under capital leases	11,412	3,876	12,480	16,639	26,586
Long-term debt and obligations under capital leases, excluding current installments	219	-	701	3,588	252
Stockholders’ equity	27,487	63,053	68,190	70,574	66,504
___________
(1)
Stock options outstanding for the years ended March 31, 2006, 2005 and 2004 were not included in computing diluted (loss) earnings per common share since their effects were anti-dilutive due to the net loss from continuing operations for the year. The difference between basic and diluted weighted average number of common shares for the year ended March 31, 2003 is due to the dilutive effect of stock options outstanding by application of the treasury stock method. Stock options and convertible note outstanding for the year ended March 31, 2002 were not included in computing diluted (loss) earnings per common share because their effects were anti-dilutive due to the net loss from continuing operations for the year.

(2)
Working capital is equal to current assets less current liabilities. At March 31, 2002, net current liabilities included the reclassification of long-term debt of approximately $6.0 million as current liabilities as a result of our breach of certain financial covenants under our banking facilities.

RISK FACTORS

Risks Related to our Business

We have incurred losses in prior periods and may incur losses in the future.

We have had a history of operating and net losses. We had an operating loss of $33.1 million and a net loss of $35.4 million in the fiscal year ended March 31, 2006, and an operating loss of $7.4 million and a net loss of $7.1 million in the fiscal year ended March 31, 2005. We cannot provide any assurance that operating profitability or net profitability can be achieved or sustained due to several factors including, but not limited to:

•	as we seek to achieve organic growth or growth through acquisitions, additional investment in product development activities will be necessary;

•	product costs and profit margins may be unfavorably impacted due to foreign currency fluctuations, particularly appreciation of the Renminbi against the U.S. dollar and the Euro;

•
changes in accounting standards such as recognition of compensation costs relating to employee stock option plan in accordance to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment” will increase our operating expenses;

•	competition in the toy industry will continue to exert price pressure, unfavorably impacting our net sales;

•	we may be required to record goodwill impairment charges relating to our previous or future acquisitions, such as the $18.8 million goodwill impairment charge taken in the year ended March 31, 2006;

•	ongoing efforts to comply with the regulations promulgated under the Sarbanes-Oxley Act of 2002 will continue to increase general and administrative expenses;

•	we may fail to achieve our current strategic initiatives to increase market awareness of the company, our products and our brands.

Many of our expenses are relatively fixed, and cannot be reduced quickly if actual revenues are lower than expected. As a result of such fixed expenses, revenue shortfalls could result in lower profitability or result in greater losses than anticipated for any given period.

Our ability to operate as a going concern caused by a deterioration in our liquidity and the availability of trade credit on favorable terms.

The consolidated financial statements included in Item 18 of this Annual Report were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, our ability to operate profitably, to generate cash flows from operations, and maintain credit facilities adequate to support our working capital requirements. As discussed below, we have continued to suffer recurring losses from operations and generate negative cash flows that raise substantial doubt regarding our ability to continue as a going concern. Our plans in regard to these matters are also described below. The consolidated financial statements included in Item 18 of this Annual Report do not include any adjustments that might result from the outcome of this uncertainty.

We continue to face difficult market conditions, which have caused significant operating losses and placed considerable pressure on our liquidity. We have incurred significant operating losses and net losses in each of the three years in the three-year period ended March 31, 2006. As of March 31, 2006, we had an accumulated deficit of $15.8 million. As of March 31, 2006, we had cash and cash equivalents totaling $0.8 million, and available credit facilities of $15.3 million of which $10.8 million were utilized as borrowings. As of March 31, 2006, our Corgi division had $4.4 million in available credit under our bank lines, and our Zindart Manufacturing division had $10.9 million in available credit under our bank lines. The available banking facilities of $15.3 million reflected a temporary reduction of banking facilities from the Agricultural Bank of China (“ABC”) from $7.4 million to $3.3 million as of March 31, 2006 due to macro-economic controls in the PRC under which limits had been placed on ABC’s authority to lend to its banking clients. As of August 22, 2006, we have been repaying amounts drawn on our banking facilities in accordance with the repayment terms.

As of March 31, 2006, we had breached certain financial undertakings in respect to our bank facilities with KBC Bank N.V. (“KBC”) and The Hongkong and Shanghai Banking Corporation Limited (“HSBC”). We did not meet minimum financial ratios related to consolidated tangible net worth, consolidated net borrowings to consolidated tangible net worth, current assets to current liabilities, interest coverage, and consolidated profits before interest and tax. The lenders have not notified us that we are in a state of default, and we have continued to maintain banking relationships with each of these financial institutions. For both facilities, the lenders have the right to demand payment of all amounts owed at any time, irrespective of whether we had complied with the financial undertakings. As of March 31, 2006, total outstanding borrowings under these two credit facilities amounted to $3.2 million.

With respect to our facility with KBC, as of March 31, 2006, the lender had suspended further utilization of the credit facility. Total outstanding borrowing under this credit facility amounted to $1.3 million as of March 31, 2006. On April 24, 2006, a repayment schedule was agreed with the lender whereby we have agreed to repay $150,000 per month, with the remaining balance to be repaid by November 26, 2006.

With respect to our facility with HSBC, the lender has revised the terms of the credit facility by reducing the available amount to be withdrawn from $2.6 million to $2.1 million and requiring us to maintain a $1.0 million restricted cash deposit with the lender. As of August 22, 2006, we had not signed the revised agreement as we are still in negotiation with the lender with respect to the term requiring us to place a $1.0 million restricted deposit with the lender. As of March 31, 2006, the total amount outstanding under this facility amounted to $1.9 million.

In April 2006, we responded to the liquidity deterioration by issuing convertible notes and warrants in a private placement for aggregate proceeds amounting to $5.7 million (see note 21 to the consolidated financial statements included in Item 18 of this Annual Report) and, in June 2006, replacing our existing $4.4 million overdraft facility with The Royal Bank of Scotland plc. (“RBS”) with an $8.7 million receivable discounting facility with Coface Receivables Finance Limited. However, the utilization of the receivable discounting facility will depend on actual sales levels. The amount available for utilization under the discounting facility will be less than the amount available under the RBS overdraft facility to the extent actual sales are lower than historical sales. The proceeds of the private placement have been substantially utilized as required to fund working capital deficits.

In the event that market conditions and demand for our products continue to deteriorate and decline, causing operating losses and negative cash flows from operations to continue and, despite our best efforts, we are unable to secure additional financing sources from lenders and/or other parties to fund our operations and obligations, we will be required to dispose of business units or assets, perhaps at a significant discount to the fair value thereof, seek bankruptcy protection or commence liquidation or other administrative proceedings.

We plan to engage in acquisition or mergers, which may affect the profit, loss, revenues, profit margins, capital expenditures or other aspects of our business.

We plan to engage in acquisitions or mergers, which may affect the profit, revenues, profit margins, capital expenditures, or other aspects of our business. However, we can provide no assurances that we will be able to identify suitable acquisition targets or merger partners or that, if identified, we will be able to acquire these targets on acceptable terms or agree to terms with merger partners. In addition, we can provide no assurances that we will be successful in integrating any acquired company into our overall operations, or that any such acquired company will operate profitably or will not otherwise adversely impact our results of operations.

We anticipate that additional financing will be required to support any such acquisitions or mergers. Such financings could result in dilution to existing shareholders or the related cost of the financings could adversely affect our business, financial condition and results of operations.

We face intense competition.

Our business and operating results depend largely upon the appeal of our toy products. Consumer preferences, particularly among collectors of die-cast vehicle model products, change constantly. In addition, the toy industry experiences significant, sudden shifts in demand caused by “hit” toys and trends, which are often unpredictable. We compete with many other toy companies, both large and small, which means that our market position is always at risk. In branded toys and collectibles, we compete with numerous companies with large intellectual property portfolios located all over the world including, but not limited to, Mattel, Hasbro, Funrise, Dragon, Armour/Franklin Mint, IXO, Model Power, Forces of Valor, and Die Cast Promotions. These companies have greater resources to develop new products and market their existing products.

Our ability to maintain and increase our current market share in each of our product categories, and establish market share in new product categories, will depend on our ability to satisfy consumer preferences, enhance existing products, develop and introduce new products, and achieve market acceptance of these products. In recent years there have been trends towards shorter life cycles for individual toy products, driven in part by an increasing use of more sophisticated technology in toys. As a result, we must also compete with many other companies, including the makers of consumer electronic products, to meet the entertainment demands of our customers. If we do not successfully meet the challenges outlined above in a timely and cost-effective manner, demand for our products could decrease and our revenues, profitability and results of operations may be adversely affected.

In die-cast and injection-molded collectibles and collectible holiday ornaments manufacturing, Zindart Manufacturing competes with contract manufacturers located primarily in the PRC. In addition, Zindart Manufacturing competes with customers that have the capability to manufacture their products internally. Any determination by a principal customer to manufacture new products internally or to move manufacturing from the Group to another third party could have a material adverse effect on our business, financial condition and results of operations.

We do not believe that there are any significant barriers to entry into the light manufacturing business. We have no registered trademarks in respect of our manufacturing businesses. Accordingly, additional participants may enter the market at any time.

Our business is seasonal and therefore our annual operating results will depend, in large part, on sales during the relatively brief U.S. and European winter holiday season. Improved inventory management by retailers resulting in shorter lead times for production and possible shipping disruptions during peak demand times may affect our ability to deliver our products in time to meet retailer demands.

Our business is subject to risks associated with the underproduction of popular toys and the overproduction of toys that do not match consumer demand. Sales of toy products at retail are seasonal, with a majority of retail sales occurring during the period from September through December. As a result, our annual operating results depend, in large part, on sales during the relatively brief traditional holiday season. Retailers are attempting to manage their inventories better, requiring us to ship products closer to the time the retailers expect to sell the products to consumers. This in turn results in shorter lead times for production. We believe that the increase in “last minute” shopping during the holiday season and the popularity of gift cards (which often result in purchases after the holiday season) may negatively impact customer re-orders during the holiday season. Shipping disruptions limiting the availability of ships or containers in Asia during peak demand times may affect our ability to deliver our products in time to meet retailer demand. These factors may decrease sales or increase the risk that we may not be able to meet demand for certain products at peak demand times, or that our own inventory levels may be adversely impacted by the need to pre-build products before orders are placed.

Zindart Manufacturing normally ceases manufacturing operations for a two-week period during January or February of each year due to the Chinese New Year holiday, which is partially responsible for net sales during the fourth fiscal quarter of each year being lower than net sales during the other three fiscal quarters. Additionally, Zindart Manufacturing ceases production for a week during October due to Chinese National Day holiday.

We depend on major vendors for a significant portion of our manufacturing requirements.

We utilize several OEM manufacturers, all based in the PRC, to produce our products. Our Zindart Manufacturing division produces almost two-thirds of our Corgi division products. Our OEM manufacturers may decide not to continue producing our products. Several quality manufacturing alternatives may be available in the PRC, but there can be no assurance that we will be able to find alternate producers on a timely basis, if at all. In addition, prices charged by the alternate vendors may be higher than charged by our current OEM manufacturers. The related price increases could unfavorably impact our financial results.

One of our major vendors has determined not to produce products for Corgi beyond September 2006. An alternate vendor has been identified and only nominal delays are anticipated as a result of the move to the new vendor. Nevertheless, production delays can and may occur during the effort to transfer to the new vendor. In addition, other production delays have occurred during late fiscal year 2006 and during fiscal year 2007 that have served to delay sales of products to our customers. Such delays are not anticipated to continue beyond fiscal year 2007, but we can not assure that such delays will not continue.

We have limited negotiating power with our customers, and if our costs increase, our financial results may be adversely affected.

We have little price negotiating power with regard to our mass-market toys, as several companies are competing to sell similar products to the same major retailers. Many substitutes to our toy products are available in the market. Moreover, the large mass retailers have low margins and are price sensitive. The toy industry is mature and retailers have access to and are able to evaluate market information. As a result, we are unlikely to offset cost increases by increasing the prices we charge our customers.

The concentration of our business with a small customer base that make no binding long-term commitments means that economic difficulties or changes in the purchasing policies of our major customers, and the credit collection risk they pose, could have a significant impact on our business and operating results.

A small number of customers account for a large share of our net sales. In the year ended March 31, 2006, our five largest customers, four of whom were Zindart Manufacturing customers, accounted for approximately 42.6% of net sales. The concentration of our business with a relatively small number of customers may expose us to significantly decreased revenues and profits if one or more of our large customers were to significantly reduce purchases for any reason. Customers make no binding long-term commitments to us regarding purchase volumes and make all purchases by delivering one-time purchase orders. Any customer could reduce its overall purchases of our products, reduce the number and variety of our products that it carries and the shelf space allotted for our products, or otherwise seek to materially change the terms of the business relationship at any time. Any such change could significantly harm our business and operating results.

Our most significant customers include Hallmark Cards, Inc. (“Hallmark”), Jada Toys, Inc. (“Jada”) and Mattel® Toys (“Mattel”), all of whom are customers of Zindart Manufacturing. Sales to Hallmark, Jada and Mattel represented 16.2%, 11.9%, and 7.8%, respectively, of the total net sales for the year ended March 31, 2006. Our dependence on our major customers is expected to continue in the foreseeable future. The loss of any one of our major customers, particularly Hallmark, Mattel or Jada, would have a material adverse effect on our business, financial condition and results of operations. None of our major customers is obligated under a long-term purchase contract. Instead, sales transactions with all of our customers are based on purchase orders received by us from time to time, which purchase orders are subject to cancellation.

In addition, our sales to customers are typically made on credit without collateral. Our five largest trade accounts receivable accounted for approximately 40.4% of our total gross trade accounts receivable as of March 31, 2006. Customers may not pay amounts due to us, or such payments may be delayed, because of bankruptcy or other factors beyond our control, increasing our exposure to losses from bad debts. In addition, if these or other customers were to cease doing business as a result of bankruptcy, or significantly reduce the number of stores operated, it could have a material adverse effect on our business, financial condition and results of operations.

Our profitability depends on continued market acceptance of our products and on the strength of various foreign economies.

There can be no assurance that our existing or future products or our customers will continue to receive substantial market acceptance. In addition, because a significant portion of the products we manufacture and sell are sold in the United States and the United Kingdom, our profitability also depends on the strength of the U.S. and U.K. economies, which can affect U.S. and U.K. consumers’ spending habits on such items as die-cast collectibles. Any downturn in the U.S. or U.K. economies could have a material adverse effect on our business, financial condition and results of operations.

Our long-term operating results depend in part upon the ability of the customers of Zindart Manufacturing to continue to conceive of, design and market new products and upon continuing market acceptance of its customers’ existing and future products. In the ordinary course of their businesses, the customers of Zindart Manufacturing continuously develop new products and create additions to their existing product lines. Significant delays by the customers of Zindart Manufacturing in the introduction of, or their failure to introduce or market, new products or additions to their respective product lines would impair our results of operations. Changing consumer tastes and interests, which are difficult to predict and over which the customers of Zindart Manufacturing may have little control, affect the die-cast and injection-molded collectibles and collectible holiday ornaments markets. These products have limited life cycles and may be discontinued by the customer at any time. Accordingly, there can be no assurance that our existing or future products or our customers’ products will continue to receive substantial market acceptance.

Disruption of access to our production facilities may unfavorably impact our profitability.

Zindart Manufacturing’s die-cast and injection-molded collectibles and collectible holiday ornaments production facilities are located in Dongguan, PRC (the “Dongguan Facility”).

If the Dongguan Facility were to become unavailable or inoperable, as a result of a natural disaster or otherwise, Zindart Manufacturing would need to obtain alternative facilities to conduct its operations. This could result in significantly increased operating costs and significant delays in the fulfillment of customer orders. No assurance can be given that alternative facilities could be obtained at an affordable price or at all. Such increased costs or delays, or inability to obtain alternative facilities, could have a material adverse effect on our business, financial condition and results of operations.

A disruption of operations at the Dongguan Facility due to fire, labor dispute, dispute with the local government or otherwise, would have an adverse effect on our results of operations. In such event, we believe that it could partially mitigate the effect of a disruption by increasing the use of subcontractors to assemble its products, but there can be no assurance that it would be able to do so.

We are dependent on certain raw materials.

We use zinc alloy and various plastic resins in our manufacturing operations. Our financial performance is dependent, to a substantial extent, on the cost of such raw materials. The supply and demand for zinc alloy and for both plastic resins and the petrochemical intermediates from which plastic resins are produced are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost of raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases in order to take advantage of favorable market conditions. In the past, we have experienced significant increases in the price of certain raw materials, which resulted in increases in our production costs that we were not able to pass on fully to our customers. To the extent that future increases in the cost of raw materials cannot be passed on to customers, such increases could have a material adverse effect on our business, financial condition and results of operations.

We have no master agreements with any of our suppliers to secure a stable source of raw materials. No assurance can be given that we will be able to obtain sufficient quantities of such raw materials to meet our needs. We believe that we could continue to obtain needed raw materials in the event that we experience significant rapid growth, in light of the current availability of such raw materials on the world markets. Any lack of sufficient raw materials for our needs would have a material adverse effect on our business, financial condition and results of operations. However, to the extent we are unable to obtain needed raw materials in such circumstances in sufficient quantities or at affordable prices, such inability would have a material adverse effect on our business, financial condition and results of operations.

The impairment of our goodwill may affect our financial results.

During the fiscal year ended March 31, 2006, we recognized $18.4 million of impairment to goodwill related to the acquisition of our Corgi division in July 1999. The impairment loss arises as the implied fair value of the goodwill of Corgi was $16.9 million, which was lower than the carrying amount of goodwill of $35.3 million. The facts and circumstances leading to the goodwill impairment charge were primarily due to lower expected future cash flows as a result of poor customer reception of Corgi’s products in the weak retail environment in the United Kingdom, and reduced gross profit margins due to a shift in Corgi sales mix towards more low-margin mass-market products. In addition, in connection with the reclassification of Zindart Manufacturing as held and used, the Company recorded an impairment charge of goodwill of $414,000. After recording the impairment charge, the carrying amount of goodwill was $16.9 million as of March 31, 2006. Any further deterioration of the expected future performance of the Corgi division may further reduce the estimated fair value of the reporting unit and lead to recognition of additional goodwill impairment.

Recalls, post-manufacture repairs of our products, absence or cost of insurance, and administrative costs associated with recalls could harm our reputation, increase costs or reduce sales.

We are subject to regulation by the U.S. Consumer Product Safety Commission and similar state and international regulatory authorities, and our products could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety may lead us to voluntarily recall selected products. We have experienced, and in the future may experience, defects or errors in products after their production and sale to customers. These defects or errors could result in the rejection of our products by customers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs, any of which could harm our business. Individuals could sustain injuries from our products, and we have in the past and may be in the future subject to claims or lawsuits resulting from these injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. Moreover, we may be unable to obtain adequate liability insurance in the future. Recalls, post-manufacture repairs of our products, absence or cost of insurance, and administrative costs associated with recalls could harm our reputation, increase costs or reduce sales.

Failure to protect our proprietary intellectual property and information could have a material adverse effect on our business, financial condition and results of operations.

The value of our business depends to a large degree on our ability to protect our intellectual property, including our trademarks, trade names, copyrights, patents and trade secrets in the U.S., the U.K. and around the world. Any failure to protect our proprietary intellectual property and information, including any successful challenge to our ownership of our intellectual property or material infringements of our intellectual property, could have a material adverse effect on our business, financial condition and results of operations.

Our operations are based in the PRC, where product piracy and counterfeiting activities are widespread.

Although we make significant efforts to prevent piracy and counterfeiting of our products, we can make no assurances that such activities will not occur, as certain of these activities may be beyond our reasonable control. We incur expenses related to policing and other prevention efforts against piracy and counterfeiting, and may lose legitimate sales of our product when and where pirated or counterfeited product has been sold. We do not believe that such activities have materially impacted our historical operating results, but can provide no assurance whether heightened piracy and counterfeiting activities may materially impact our future operating results.

We are subject to potential costs and expenses related to environmental matters.

Our manufacturing operations involve the use of certain toxic substances, including plastic resins, oil-based paints and cleaning solvents. We are, and are likely to continue to be, subject to PRC national, provincial and local environmental protection laws and regulations. Such laws and regulations currently impose a uniform fee on industrial wastewater discharges and a graduated schedule of pollution fees for the discharge into the environment of waste substances in excess of applicable standards, require the payment of fines for violations of laws and regulations or decrees and provide for possible closure by the central, provincial or local government of any facility that fails to comply with orders requiring it to cease or cure certain activities deemed by such authorities to be causing environmental damage. We currently dispose of our waste substances in a manner we believe is consistent with similarly situated companies operating in the PRC. Such disposal practices may not be consistent with those of companies operating in the U.S. There can be no assurance that we will be in compliance with applicable laws and regulations and will avoid incurring the consequences of non-compliance, or that PRC authorities will not impose additional regulatory requirements that would necessitate additional expenditures for environmental compliance. Any such occurrence could have a material adverse effect on our business, financial condition and results of operations. We are not aware of any claims related to environmental contamination, and have not accrued any amounts to cover such claims.

If we fail to attract and retain qualified staff, our performance may suffer.

Our success is substantially dependent upon our executive management, as well as upon our ability to attract and retain qualified design, manufacturing and marketing personnel. The loss of any of our current executive management team for any reason could have a material adverse effect on our business, financial condition and results of operations. We are not the beneficiaries of any “key person” life insurance policy on any such person.

Substantially all of our production workers are young women and men who come from various rural provinces in the PRC for the purpose of working for wages higher than are available in such rural regions. These production workers typically work for us for two to five years and then return to their communities. In addition, approximately 5%-10% of the production workers do not return each year after the Chinese New Year holiday, and we must hire replacements. If these production workers were able to earn similar wages in their home provinces or higher wages in other industries, we could experience labor shortages or could be required to increase salaries to meet our labor needs, either of which could have a material adverse effect on our business, financial condition and results of operations.

Our employees are not unionized, and we have not experienced any labor strikes. Union organizing and worker unrest are not common in the PRC; however, no assurance can be given that labor conflicts will not develop. Any labor conflicts could have a material adverse effect on our business, financial condition and results of operations.

We rely on our manufacturing customers to comply with governmental regulations: we could be subject to substantial penalties and/or loss of business if such compliance is not maintained.

Our U.S. customers are subject to the provisions of the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. These laws empower the Consumer Product Safety Commission (the “CPSC”) to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude products from the market that are found to be unsafe or hazardous, and can require a recall of such products under certain circumstances. Similar laws exist in some states and cities in the U.S., as well as in foreign jurisdictions. We rely on our customers to design products that comply with such safety standards and to test the products to ensure compliance with applicable regulatory safety standards.

While we believe that our customers design and test the products we manufacture for compliance with regulatory standards, and we maintain quality assurance procedures, there can be no assurance that our products will not be found to violate applicable laws, rules and regulations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that our products will not be marketed in the future in countries with more restrictive laws, rules and regulations, either of which could make compliance more difficult or expensive, and which could have a material adverse effect on our business, financial condition and results of operations.

Our exports to foreign countries may be limited by applicable tariffs and quotas.

Most of our products are shipped to customers in the U.S. and the U.K..  The U.S. and U.K. may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect our ability to continue to export products to the U.S. or U.K. at current or increased levels. We cannot predict what regulatory changes may occur, if any, or the type or extent of any financial impact on us that such changes may have in the future. In addition, various forms of protectionist trade legislation have been proposed in the U.S., the U.K. and the European Union. Adverse changes in tariff structures or other trade policies could have a material adverse effect on our business, financial condition and results of operations.

The title to a portion of our PRC land is impaired.

We have a 50-year lease to land use for our PRC-based factory supported by four land use certificates. All such land use certificates are valid and enforceable; however, Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1993) No. 49. has not been registered properly by the local PRC land title registry. This defect impairs our ability to sell such land use rights until when and if the local PRC land title registry corrects the registration. We are currently working with the local PRC land title registry to effect the rectification process, but cannot provide any assurances of when or if such rectification can be completed. This defect impairs not only our ability to sell the specific land in question, but the buildings upon the land as well.

Country Risks

We have a significant investment in the PRC, and we may be negatively affected by political, social and economic instability in the PRC or elsewhere.

The political, social and economic environment in the PRC may have an adverse impact on our investment in the PRC. The PRC is controlled by the Communist Party of the PRC. Under its current leadership, the PRC has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization; however, there can be no assurance that the PRC government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation or reform money-losing state-owned enterprises, the inadequate development or maintenance of infrastructure or the unavailability of adequate power and water supplies, transportation, raw materials and parts, or a deterioration of the general political, economic or social environment in the PRC, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, a deterioration of political relations between the U.S. and the PRC or the U.K. and the PRC may adversely affect our business.

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

In addition, our administrative, finance and accounting activities are located in Hong Kong. Our business, financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. As a result, our business, financial condition and results of operations may be influenced by the general political, social and economic situation in the PRC, Hong Kong, the U.K. and the U.S. Accordingly, we may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations and changes in import/export regulations, tariffs, duties and quotas.

Our business may be materially affected by changing regulations and policies in the PRC.

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

As the legal system in the PRC develops with respect to these new types of enterprises, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. In circumstances where adequate laws exist, it may not be possible to obtain timely and equitable enforcement thereof. Our activities in the PRC are by law subject, in some circumstances, to administrative review and approval by various national and local agencies of the PRC government. Although we believe that the present level of support from local, provincial and national governmental entities we enjoy benefits our operations in connection with administrative review and the receipt of approvals, there is no assurance that such approvals, when necessary or advisable in the future, will be forthcoming. The inability to obtain such approvals could have a material adverse effect on our business, financial condition and results of operations.

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

Under the Basic Law, the Hong Kong SAR has its own legislature, legal and judicial system and economic autonomy for 50 years. Based on current political conditions and our understanding of the Basic Law, we do not believe that the transfer of sovereignty of Hong Kong has had or will have a material adverse effect on our business, financial condition or results of operations. There can be no assurance, however, that changes in political, legal or other conditions will not result in such an adverse effect.

On July 21, 2005, the People’s Bank of China announced the end of the Renminbi (“RMB”) peg to the U.S. dollar. The bank increased the value of the RMB to 8.11 to one U.S. dollar - a 2.1% increase in its value - and decreed that henceforth the RMB would trade within a narrow band of 0.3% each day against a basket of currencies. Eliminating the dollar peg is seen by some economists as a first step toward a free-floating, and stronger, RMB. However, uncertainty exists as to whether the PRC’s new currency policy will support further appreciation of the RMB. Since we source most of our finished products in the PRC, the appreciation of RMB will increase our product costs and may reduce our sales, especially to U.S. and European distributors and retailers.

Risks associated with our American Depositary Shares

    As a foreign private issuer, we have limited reporting requirements.

As a foreign private issuer, we are exempt from certain rules and regulations of the Exchange Act, including those prescribing the furnishing and content of proxy statements. Also, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as frequently, as promptly or containing the same information as U.S. companies.

    There is a limited and volatile public market for our ADSs.

The public trading volume of our ADSs is limited. We can provide no assurance that a more active trading market for the ADSs will develop or that, if developed, it will be sustained. Further, there is no public market for the Ordinary Shares underlying the ADSs. In the past several years, many foreign issuers with market capitalization similar to ours have been unable to sustain an active trading market for their securities. The market price for the ADSs going forward may be highly volatile, as has been the case with the ADSs and the securities of other companies located in emerging market countries. The market price of the ADSs may fluctuate substantially in response to numerous factors, many of which are beyond our control.

Item 4.  Information on the Company

History and Development of the Company

Description of Business

Corgi International Limited was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance in July 1977. The Company’s ADSs have been listed on the Nasdaq Global Market (formerly known as the Nasdaq National Market) since February 1997. We have operated our Zindart Manufacturing division, which does business under the name “Zindart Manufacturing,” since the Company’s inception. We acquired the Corgi division, which does business under the name “Corgi” and “Corgi Classics,” in July 1999. We had also operated a book and paper division, Hua Yang, which we had acquired in February 1998 and had sold in May 2004.

Registered Office

Our registered office is located at Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China and our telephone number is 2256-6000, country code 852.

Business Overview

Business Segments and Principal Activities

Our business operating segments consist of Corgi, which is primarily engaged in the design, marketing and distribution of die-cast products under proprietary brand names and Zindart Manufacturing, which engages in the manufacturing of die-cast and injection-molded plastic products under Original Equipment Manufacturing (“OEM”) arrangements. Net sales of our business operating segments are reflected in the table below. See note 19 to consolidated financial statements included in this Annual Report for additional financial information about our business operating segments.

	2006	2005	2004
Net sales consist of the following:
Manufacturing of die-cast and injection-molded plastic products	$40,302	$49,526	$46,075
Design, marketing and distribution of die-cast products under proprietary brand names	36,092	43,214	49,744
	$76,394	$92,740	$95,819

Products, Markets and Marketing Channels

Corgi products

Corgi, founded in 1956 and acquired by the Company in July 1999, is one of the oldest marketers of collectible die-cast models of trucks, buses, cars and airplanes in the world. We offer a broad portfolio of products ranging from special interest items to more popular, often license-based, items. Most of our product lines consist of highly detailed, authentic scale replicas of transport vehicles, produced in limited numbers and designed to appeal to a wide range of die-cast collectors. Increasingly, we are broadening our product lines to include more mixed-scale, lower-priced, die-cast lines that are sold in wider distribution channels. Our product portfolio is divided generally into the following categories: (1) collectible trucks, fire vehicles and other road transport vehicles; (2) collectible public transport vehicles; (3) collectible aircraft; (4) collectible metal figurines; (5) collectible military vehicles; and (6) traditional die-cast and plastic toy vehicles.

We hold a number of major brand licenses, including licenses for the production of James Bond, Marvel characters, DC Comics’ Batman, Star Trek, Postman Pat, and Little Red Tractor vehicles and figurines, in addition to licenses for the production of many famous vehicles. We have established a number of products designed to be more appealing to the U.S. consumer, including U.S. fire truck and military-based lines, which are developed and supplied by Corgi U.S..  We also own the Lledo brand and a number of sub-brands including The Aviation Archive, The Original Omnibus Company, Forward March, Corgi Collection, Heroes Under Fire, Forgotten Heroes, and Heavy Haulers.

We serve our customers through a number of distribution channels, including wholesale, retail, direct marketing and the Internet. Our products are sold in 30 countries throughout the world. In addition to the U.K. and the U.S., important markets we serve include France, Germany, Japan, Canada and Australia.

In the U.K., over 2,000 retail outlets stock our products, and of these there are more than 350 Gold Star and Approved Specialist Corgi collector retailers and 20 Premium Collector Centers, each of which carries a wide range of Corgi die-cast scale models. Corgi also operates a Corgi Classics Roadshow vehicle, which can be seen at over 40 events per year and is visited by an estimated one million people every year.

In the U.S., our Corgi products are distributed through more than 1,100 retail outlets, including 1,050 specialty retail outlets and 45 mass market and toy chains. Specialty retail outlets include stores specializing in selling hobby, collectible, comic, museum, military or similar special-interest products. Our mass retail and toy outlets include the U.S.’s five largest toy retailers. Corgi maintains a U.S.-based sales office in Chicago, Illinois.

Zindart Manufacturing products

Zindart Manufacturing, founded in 1978, manufactures a wide range of metal die-cast and injectionmolded collectible scale model replicas of trucks, airplanes and automobiles, such as the Ford Taurus, Chevrolet Monte Carlo, Ferrari, Audi TT, Corvette, Mustang, and Formula One cars. These replicas come in various scales from 1/12th to 1/64th of the size of the original product, and are medium and highfeature products that must meet exacting standards. Many of the die-cast and injection-molded replicas have complex designs, which require high-quality workmanship and decorative details, with pad printing with up to one hundred imprints. The most complex of these models incorporates up to 20 moveable parts.

The die-cast and injection-molded scale model replicas manufactured by Zindart Manufacturing are ultimately sold through hobby shops, collectors’ clubs, car and equipment dealers, toy and gift stores and other channels. These products typically retail in the U.S. for between $15 and $50 for high-feature products, between $5 and $15 for medium-feature products and between $1 and $5 for low-feature products. Many of these products have nostalgic appeal to adult consumers, and some of these products, especially the automobile replicas, have attracted a following of collectors and are traded on secondary markets. Zindart Manufacturing believes, based on many years of sales experience, that many die-cast and injection-molded collectibles have enduring consumer appeal.

Hallmark, regarded as a leading producer of greeting cards, distributes collectible holiday ornaments and giftware products. Zindart Manufacturing manufactures many of Hallmark’s Keepsake Ornaments, which consist of a variety of Christmas ornaments, holiday-themed pieces and other giftware both in diecast zinc alloy and plastic. Hallmark’s Keepsake Ornaments product line also includes freestanding decorations such as die-cast replicas of pedal cars. The production of Keepsake Ornaments requires highly developed hand spray-painting skills and attention to quality by each member of Zindart Manufacturing’s workforce in order to meet Hallmark’s exacting aesthetic and quality requirements.

The Keepsake Ornaments manufactured by Zindart Manufacturing are collectibles sold through authorized retail outlets. These products typically retail in the U.S. for between $5 and $50. Many purchasers of Keepsake Ornaments consider these products to be valuable, collectible items. In addition to traditional holiday themes, many Keepsake Ornaments depict characters from storybooks and films such as the Wizard of Oz, Star Trek, Star Wars, Madam Alexandra, Peanuts and various wellknown Disney characters.

Geographic Markets

Our business is managed on a worldwide basis, and we market and distribute directly in two principal geographic markets. The U.K. and U.S. accounted for approximately 31.8% and 58.8%, respectively, of our net sales for the year ended March 31, 2006. Net sales from operations by geographical location of customers are reflected in the table below (in thousands).

	2006	2005	2004
Geographical analysis of net sales is as follows:
Manufacturing of die-cast and injection-molded plastic products
United States of America	$37,486	$48,716	$45,397
Europe	-	-	616
Others	2,816	810	62
	40,302	49,526	46,075

Design, marketing and distribution of die-cast products under proprietary brand names
United Kingdom	24,261	32,370	35,443
Other European countries	2,164	3,080	3,083
United States of America	7,396	6,441	9,956
Others	2,271	1,323	1,262
	36,092	43,214	49,744
	$76,394	$92,740	$95,819

Our Corgi division serves its customers locally through a number of distribution channels, including wholesale, retail, direct marketing and the Internet. Outside of the U.K. and U.S. markets, distribution is accomplished primarily through local distributors specializing in either die-cast collectibles or mass-market toy distribution. Zindart Manufacturing serves its customers through its Hong Kong sales office.

Sales to our five largest manufacturing customers accounted for approximately 42.6%, 42.2% and 38.7%, respectively, of total net sales for the years ended March 31, 2006, 2005, and 2004. Our largest customers are Hallmark and Jada. Sales to Hallmark and Jada represented 16.2% and 11.9%, respectively, of our net sales for the year ended March 31, 2006 as compared to 12.9% and 7.2%, respectively, of our net sales for the year ended March 31, 2005.

Business Strategy

Our growth strategy is to be the leading developer, manufacturer and marketer of high-quality die-cast collectibles, as well as a significant participant in mass-market toy products that benefit from the use of the Corgi brand name. Our strategy calls for continuous strengthening of our relationships with our multi-national customers and increasing and diversification of our customer base. To achieve these goals, we have been focusing on the following:

•	broadening our unique line of collectible products in order to increase channels of distribution and acquire a wider target audience of adult collectors;

•
developing a range of toy products for entry into mass-market distribution channels to increase sales volume and re-launch the Corgi brand name into the mass market after many years of absence. This strategy is also designed to increase the number of collectors of Corgi products as they progress into their adult years.

Brand Development

We seek to further develop our Corgi brand in the U.S. We have established a direct sales force for our collectible Corgi line of die-cast replica items in the U.S. along with strong associations with die-cast distributors and direct-to-consumer mail order and Internet customers. We expect to continue strengthening our marketing infrastructure and to advance our goal of worldwide growth and expansion in collectible and mass markets. We actively participate in five major toy shows in New York, Hong Kong and the U.K., which are convenient for major mass-market and specialty store buyers at key selling dates during the year.

Additional Major Manufacturing Customers

We have a core group of large manufacturing customers, but also manufacture products for many other smaller customers. We expect that we may be able to develop several of these smaller customers into major customers as they become familiar with the benefits of our turnkey manufacturing service. We offer major customers a dedicated production team and dedicated production space, which can provide such customers with attractive advantages. For example, we can customize our production facilities to meet the specific needs of our customers, and the customers are able to exercise greater control over the production process, thereby enhancing quality control and cost efficiency, increasing confidentiality and expediting scheduling and delivery timetables. We believe that our ability to offer such dedicated production services has led to enhanced relationships with our core customer base.

Diversify Product Offerings

In order to increase sales volume and the channels of distribution, we have been broadening the product line of collectibles and developing a range of toy products for entry into the mass-market. These strategies will also assist the business in acquiring a wider target audience of adult collectors and garner future collectors of Corgi products as they progress into their adult years.

Our strategy to diversify and expand our product offerings has been focused along three fronts:

Collectibles

Collectible product offerings have been expanded to include new vehicles and figurines for Batman, James Bond, Star Trek and Marvel licenses to capitalize on stable perennial favorites and movie releases. In addition, new collectible categories have been launched, specifically a continuity line of fire equipment, a new collectible figure line consisting of military figures through the ages under the brand name Forward March. Additional figures and vehicle lines are scheduled to be distributed depicting famous licensed characters and vehicles through the years.

Traditional Toys

In order to capitalize on the Corgi brand name, increase sales volume and develop younger Corgi collectors, we have launched several products into the mass and specialty toy channels of distribution. Three major lines are:

Streakerz and Twisterz

Streakerz is a line of 48 mini vehicles that have been designed to operate at high speed around six distinct track sets. Each vehicle comes with a unique “tuning” knob so that the vehicle can function on different terrains. This line will be expanded with additional vehicles that contain lights, others that transform into different vehicles, and a line extension to Streakerz called Twisterz where two halves of a vehicle are wound up to provide a spring loaded propulsion system. Streakerz and Twisterz are designed to appeal to boys ages 3 to 6.

Go Go Rollers

Go Go Rollers is Corgi’s first entry into the preschool/infant market. This line is positioned as a child’s first vehicle that brings action and child development into toys targeted at little boys. This extensive line consists of 12 unique vehicles encapsulated in clear balls for little hands along with five play environments with lights and sound effects. Go Go Rollers is designed to appeal to boys ages 1 to 4.

iCar

The iCar is Corgi’s first unique high tech product that interacts with the widely distributed iPod and MP3 players. The iCar features collectible vehicles mounted on a speaker base which becomes animated when connected to an iPod, featuring rotating wheels, lights and dancing to the beat of the music played. This product is targeted to young men and adults ages 8 to 80.

Product Repositioning

We have an extensive tooling bank and active product lines that have been strictly positioned for sale to collectors. All of these lines have been repackaged and repriced for acceptance into higher volume mass retail markets without distracting from the core collector base. In addition, a new line of low priced die-cast vehicles has been sourced from Asia and distributed at very competitive prices relative to the competition.

All of our mass-market products, whether lower priced collectibles or traditional toys, have been re-branded as “Corgi Wheelz,” which is prominently displayed on all new packaging to drive Corgi brand awareness at retail.

Manufacturing Facilities

Our manufacturing operations are conducted in the Dongguan Facility.

The Dongguan Facility includes: (1) a product engineering area, (2) model-making and mold-making areas, (3) die-casting and injection-molding areas, (4) hand spray and electrostatic painting and pad printing areas, (5) assembly and packing areas, (6) a heat transfer decal application workshop, (7) a warehouse and (8) dormitory, dining and recreational facilities. Zindart Manufacturing’s product engineering staff makes extensive use of sophisticated, computer-aided design systems for the development of prototypescale models. The die-casting, injection-molding and electrostatic painting areas operate on a two-shift basis. The hand-spray, pad printing and assembly and packing areas run on a single-shift basis. Most employees are engaged in the assembly of Zindart Manufacturing’s products, and as a result, assembly and packaging account for most of the total production area.

The Dongguan Facility has an aggregate of approximately 61,313 square meters of manufacturing space, approximately 44,413 square meters of dormitory space and approximately 27,090 square meters of other warehouses and office space. Virtually all land in the PRC is state-owned, but can be leased from the government on a long-term basis. Dongguan Xinda was established in the PRC to own and operate the Dongguan Facility. Dongguan Xinda has converted from a contractual joint venture to a wholly owned foreign enterprise during the year. The factory buildings are built on land leased by Corgi International Limited. The land use rights, which are for a remaining period of 38 years, are in name of Corgi International Limited.

The plants and equipment owned and operated or leased by Zindart Manufacturing are subject to comprehensive PRC laws and regulations that involve substantial risks.

Seasonality

Our operating results in the past have fluctuated in part based on seasonal factors and this seasonality is likely to continue in the future. The introduction of Corgi’s mass-market licensed products will increase substantially in coordination with the launch of a related movie and sales of other toy products may increase substantially just prior to and during the holiday season.

We normally cease manufacturing operations for a two-week period during January or February of each year due to the Chinese New Year holiday, which is partially responsible for net sales during the fourth fiscal quarter of each year being lower than net sales during the other three fiscal quarters. Additionally, we cease production for a week during October due to Chinese National Day holiday.

Intellectual Property

We own certain trademarks and other intellectual property rights associated with products marketed and sold by Corgi and our wholly owned subsidiary Lledo. Key trademarks are registered in the substantive territories in which we operate or distribute our products. Our key employees have entered into confidentiality agreements with us.

Raw Materials

Zindart Manufacturing uses zinc alloy and various plastic resins in its manufacturing operations. The supply and demand for zinc alloy and for both plastic resins and the petrochemical intermediates from which plastic resins are produced are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost of raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases in order to take advantage of favorable market conditions. In the past, we have experienced significant increases in the price of certain raw materials, which resulted in increases in our production costs that we were not able to pass on fully to our customers. Zindart Manufacturing acquires raw materials for its manufacturing production primarily from Australia, Belgium and Canada. Plastics used for manufacturing collectible holiday ornaments are obtained from traders in Hong Kong. We have no master agreements with any of our suppliers to secure a stable source of raw materials. Zindart Manufacturing’s standard practice is to maintain a supply of raw materials sufficient for approximately one and half months of production.

Corgi’s suppliers are based primarily in the PRC. Corgi obtains almost two-thirds of its finished products from Zindart Manufacturing’s die-cast manufacturing facilities.

Competition

We face significant competition. In branded toys and collectibles, Corgi competes with numerous companies located all over the world including, but not limited to, Mattel, Hasbro, RC2, Funrise, Dragon, Armour/Franklin Mint, IXO, Model Power, Forces of Valor, and Die Cast Promotions.

In die-cast and injection-molded collectibles and collectible holiday ornaments manufacturing, Zindart Manufacturing competes with contract manufacturers located primarily in the PRC. In addition, Zindart Manufacturing competes with customers that have the capability to manufacture their products internally.

We believe that several factors are associated with manufacturing competition, including price, quality, technical capabilities, production capabilities and on-time delivery. The ability to meet increasing demands of just in time ordering by customers is becoming one of the essential factors for maintaining a competitive advantage in the die-cast market. We believe that we can maintain our competitive advantage through the effective use of our expanded facilities. We also expect increased competition from other industry participants that may seek to enter one or more of our high margin product segments. Some existing and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than us.

We do not believe that there are any significant barriers to entry into the light manufacturing business. We have no registered trademarks in respect of our manufacturing businesses. Accordingly, additional participants may enter the market at any time. We own certain trademarks and other intellectual property rights associated with Corgi and its wholly owned subsidiary Lledo. Key trademarks are registered in the substantive territories in which we operate or distribute our products.

In addition, certain of our customers manufacture a substantial portion of their products internally. Any determination by a principal customer to manufacture new products internally or to move manufacturing from Zindart Manufacturing to another third party would have a material adverse effect on our business, financial condition and results of operations.

Governmental Regulation

Our business activities are subject to various governmental regulations in countries in which we operate, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. Please refer to Country Risks as noted in the Risk Factors section of Item 3 above.

Organizational Structure

Corgi International Limited is the parent corporation of the Group. A list of our subsidiaries and ownership thereof is set forth in Exhibit 8.1 to this Annual Report.

    Property, plant and equipment

We are headquartered in office spaces of the Wah Wai Centre building located in Hong Kong and occupy approximately 7,286 square feet of such building. The facilities are subject to a lease that expires in January 2007.

Corgi U.K. operates out of an office accommodation in Leicester, England totaling approximately 8,415 square feet under a lease scheduled to expire in February 2015. The offices of Corgi U.S. are located in Chicago, Illinois and occupy approximately 3,500 square feet under a lease that expires in May 2007. The Hong Kong Corgi office is located in Tsimshatsui, Hong Kong and occupies approximately 6,426 square feet under a lease that expires in October 2006.

Our manufacturing operations are conducted in the Dongguan Facility. See “Manufacturing Facilities” above.

Item 5.  Operating and Financial Review and Prospects

Overview

The overall focus of Corgi International Limited is brand, and converting brand value into shareholder value. As such, we have continued to develop our retail presence by development of more products for sale through mass-market retailers. Competition in toys amongst these retailers has become strong, and in many cases toys have become traffic builders and loss leader products especially during the holiday season. To the manufacturer, sales to these mass-market retailers present opportunities in sales and profits, along with risks of bearing higher receivables, inventories, and advertising costs. Mass-market retailers are less concentrated in the U.K., Corgi’s primary market, compared to the U.S.. The U.K. has key toy retailers, but also a wide variety of independent toyshops and department stores, serving to spread the risk related to toy sales more broadly across the nation.

The concentration of retailers also leads to a general decline in manufacturers’ bargaining power. Therefore, we face increasing risks of decreasing margins due to price increases in critical raw materials including zinc and plastic resins. Also, the mass merchandisers’ drive for efficiency results in shorter cycle-times for product development and production. Shorter planning and production horizons lead to tighter shipment schedules, smaller order quantities, and proliferation of SKUs, resulting in smaller production lots, more frequent production line changeovers, diminished economies of scale, and increased opportunities for errors.

The toy industry has continued to provide opportunity for product sales through many different companies. Although the industry includes two prominent leaders, Mattel and Hasbro, we believe that room continues to be available for new companies with innovative products to thrive and that retailers continue to look for new product that will bring “foot traffic” into their stores.

We continue to face difficult market conditions, which have caused significant operating losses and placed considerable pressure on our liquidity. We have incurred significant operating losses and net losses in each of the three years in the three-year period ended March 31, 2006. As of March 31, 2006, we had an accumulated deficit of $15.8 million. As of March 31, 2006, we had cash and cash equivalents totaling $0.8 million, and available credit facilities of $15.3 million of which $10.8 million were utilized as borrowings. As of March 31, 2006, our Corgi division had $4.4 million in available credit under our bank lines, and our Zindart Manufacturing division had $10.9 million in available credit under our bank lines. The available banking facilities of $15.3 million reflected a temporary reduction of banking facilities from ABC from $7.4 million to $3.3 million as of March 31, 2006 due to macro-economic controls in the PRC under which limits had been placed on ABC’s authority to lend to its banking clients. As of August 22, 2006, we have been repaying amounts drawn on our banking facilities in accordance with the repayment terms.

As of March 31, 2006, we had breached certain financial undertakings in respect to our bank facilities with KBC and HSBC. We did not meet minimum financial ratios related to consolidated tangible net worth, consolidated net borrowings to consolidated tangible net worth, current assets to current liabilities, interest coverage, and consolidated profits before interest and tax. The lenders have not notified us that we are in a state of default, and we have continued to maintain banking relationships with each of these financial institutions. For both facilities, the lenders have the right to demand payment of all amounts owed at any time, irrespective of whether we had complied with the financial undertakings. As of March 31, 2006, total outstanding borrowings under these two credit facilities amounted to $3.2 million.

With respect to our facility with KBC, as of March 31, 2006, the lender had suspended further utilization of the credit facility. Total outstanding borrowing under this credit facility amounted to $1.3 million as of March 31, 2006. On April 24, 2006, a repayment schedule was agreed with the lender whereby we have agreed to repay $150,000 per month, with the remaining balance to be repaid by November 26, 2006.

With respect to our facility with HSBC, the lender has revised the terms of the credit facility by reducing the available amount to be withdrawn from $2.6 million to $2.1 million and requiring us to maintain a $1.0 million restricted cash deposit with the lender. As of August 22, 2006, we had not signed the revised agreement as we are still in negotiation with the lender with respect to the term requiring us to place a $1.0 million restricted deposit with the lender. As of March 31, 2006, the total amount outstanding under this facility amounted to $1.9 million.

In April 2006, we responded to the liquidity deterioration by issuing convertible notes and warrants in a private placement for aggregate proceeds amounting to $5.65 million and, in June 2006, replacing our existing $4.4 million overdraft facility with RBS with an $8.7 million receivable discounting facility with Coface Receivables Finance Limited. However, the utilization of the receivable discounting facility will depend on actual sales levels. The amount available for utilization under the discounting facility will be less than the amount available under the RBS overdraft facility to the extent actual sales are lower than historical sales. The proceeds of the private placement have been substantially utilized as required to fund working capital deficits.

In the event that market conditions and demand for our products continue to deteriorate and decline, causing operating losses and negative cash flows from operations to continue and, despite our best efforts, we are unable to secure additional financing sources from lenders and/or other parties to fund our operations and obligations, we will be required to dispose of business units or assets, perhaps at a significant discount to the fair value thereof, seek bankruptcy protection or commence liquidation or other administrative proceedings.

Operating Results

As described in note 2 of the consolidated financial statements in Item 18 of this Annual Report, our consolidated financial statements for the years ended March 31, 2005 and 2004 reported Hua Yang as discontinued operations under Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset (“SFAS 144”). In May 2004, we completed the sale of Hua Yang. Terms of the sale included cash consideration of $14,250,000, less 10% to be held by an escrow agent until the closing balance sheet had been audited and accepted by the buyer. In March 2005, we received the remaining consideration from the escrow agent and a gain on disposal of $984,000 was recorded for the year ended March 31, 2005.

In March 2005, our board of directors resolved to sell Zindart Manufacturing and initiated an active program to locate a buyer. As at March 31, 2005, we had expected the sale of Zindart Manufacturing to be completed within the fiscal year ended March 31, 2006. Therefore, we had reported Zindart Manufacturing as discontinued operations under SFAS 144. However, due to circumstances previously considered unlikely, as of March 31, 2006, the disposal of Zindart Manufacturing had not been completed, and management did not believe that completion of a sale prior to March 31, 2007 was considered probable. During the year ended March 31, 2006, a transaction with a potential buyer was not completed due to certain procedures necessary to complete the sale were unexpectedly delayed and at the same time, market conditions had deteriorated that caused Zindart Manufacturing to be less attractive to the potential buyer at the price management marketed it for sale. Management has no plans to further reduce the selling price of Zindart Manufacturing to effect the sale. Accordingly, Zindart Manufacturing did not meet all of the criteria under SFAS 144 as assets held for sale, and the financial results have therefore been reclassified back as held and used for the year ended March 31, 2006. The results of operations and cash flows of Zindart Manufacturing for the years ended March 31, 2005 and 2004 have also been reclassified to continuing operations. In connection with the reclassification of Zindart Manufacturing as held and used, the Group recorded a $1.4 million impairment charge against property, plant and equipment and land use rights associated with Zindart Manufacturing for the year ended March 31, 2006 since the fair values of the assets were lower than the assets’ carrying amounts before the disposal group was classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held for use.

The table below sets forth the consolidated statements of operation data for the years ended March 31, 2006, 2005 and 2004 (in thousands).

	Year Ended March 31,
	2006		2005		2004
Net sales	$76,394	100.0%	$92,740	100.0%	$95,819	100.0%
Cost of goods sold	(61,338)	(80.3%)	(69,160)	(74.6%)	(65,300)	(68.1%)
Gross profit	15,056	19.7%	23,580	25.4%	30,519	31.9%
Selling, general, and administrative expenses	(27,905)	(36.5%)	(30,965)	(33.4%)	(32,531)	(33.9%)
Impairment loss on goodwill	(18,782)	(24.6)	-	-	-	-
Impairment loss on long-lived assets	(1,439)	(1.9%)	-	-	-	-
Operating loss	(33,070)	(43.3%)	(7,385)	(8.0%)	(2,012)	(2.0%)
Other (expense) income:
Interest income	85	0.1%	138	0.2%	39	-
Interest expense	(1,038)	(1.4%)	(1,204)	(1.3%)	(905)	(0.9%)
Other income (loss)	446	0.6%	104	0.1%	(130)	(0.1%)
Loss before income taxes and minority interest	(33,577)	(44.0%)	(8,347)	(9.0%)	(3,008)	(3.0%)
Income tax (expense) benefit	(1,907)	(2.4%)	612	0.7%	(121)	(0.1%)
Loss before minority interest	(35,484)	(46.4%)	(7,735)	(8.3%)	(3,129)	(3.1%)
Minority interest	31	-	(138)	(0.2%)	(298)	(0.3%)
Loss from continuing operations	(35,453)	(46.4%)	(7,873)	(8.5%)	(3,427)	(3.4%)
Income (loss) from discontinued operations, net of tax (including gain on disposal of $984 in 2005)	-	-	352	0.4%	(1,882)	(2.0%)
Loss before extraordinary items	(35,453)	(46.4%)	(7,521)	(8.1%)	(5,309)	(5.4%)
Extraordinary gain, net of nil tax	98	0.1%	418	0.5%	-	-
Net loss	$(35,355)	(46.3%)	$(7,103)	(7.6%)	$(5,309)	(5.4%)

Years Ended March 31, 2006 and 2005

Net Sales. Our net sales were $76.4 million for the year ended March 31, 2006, a decrease of $16.3 million, or 17.6%, from $92.7 million for the year ended March 31, 2005. The decrease in sales was largely due to a lack of acceptance of our toy products in the mass market that had been developed specifically for the mass merchandizing markets, as well as a continued lack of new Corgi collector products introduced to the market during the year ended March 31, 2006. We underestimated the demand for Corgi collector products, resulting in insufficient product availability. During fiscal year 2006, our management team focused on development of new products for fiscal year 2006 and beyond. We believe that sales of these new products will halt further decreases in net sales.

Costs of Goods Sold, Gross Profit and Gross Margin. Costs of goods sold are costs specifically related to products sold during the fiscal period. Gross profit is the difference between net sales and costs of goods sold. Gross margin is gross profit as a percentage of sales. Our costs of goods sold were $61.3 million for the year ended March 31, 2006, a decrease of $7.9 million, or 11.4%, from $69.2 million for the year ended March 31, 2005. This decrease is attributable to lower net sales, offset in part by increasing costs of raw materials and product in the Corgi and Zindart Manufacturing operating segments.

Our gross profit was $15.1 million for the year ended March 31, 2006, a decrease of $8.5 million, or 36.0%, from $23.6 million for the year ended March 31, 2005. Gross margin was 19.7% for the year ended March 31, 2006 and 25.4% for the year ended March 31, 2005. The decrease in gross profit was due in part to lower net sales for the fiscal year ended March 31, 2006, as accompanied by a decrease in costs of goods sold (noted above) that was proportionally less than the decrease in sales. The proportionally higher costs of goods sold were primarily due to rising raw materials prices. The decrease in gross profit was also due to sales of Corgi inventory at discount prices, yielding lower than normal gross profit, in order to dispose of older or otherwise unmarketable products.

We believe that increasing net sales of our Corgi products will yield associated increases in gross profit, but do not anticipate improvements in the gross margin on these sales, as Corgi will continue to focus on developing new mass market products, all of which will yield lower gross margins than the historical average. If we were to cease disposition of unmarketable product, yielding lower than target gross profits thereon, our average gross margin would increase. A majority of these old or unmarketable products have been disposed of during the year ended March 31, 2006; however, we are still in the process of disposing the remaining items. In addition, we expect implementations of new efficient management techniques and reduction of fixed overhead within Zindart Manufacturing to result in improvements to gross margins from the manufacturing division.

Selling, General and Administrative Expenses. Selling, general and administrative expenses comprise operating expenses that are not directly allocable to the products being sold. Our selling, general and administrative expenses were $27.9 million and $31.0 million for the years ended March 31, 2006 and 2005, respectively. Selling, general and administrative expenses were 36.5% of net sales for the year ended March 31, 2006 and 33.4% for the year ended March 31, 2005. The increase in selling, general and administrative expenses as a percentage of net sales was related to the decrease in net sales for the fiscal year ended March 31, 2006. Our selling, general and administrative expenses are mostly fixed in relation to anticipated changes in sales volume. The reduction in selling, general and administrative expenses from the prior year was attributable to management’s efforts to reduce overhead expenses and drive efficiency throughout the Group. Such efforts included reductions in overall headcount, cut-back on advertising expenses, and research and development costs. Additional reductions to selling, general and administrative expenses are anticipated as additional reductions and reallocations of resources are implemented. Such reductions will be partially offset by expenses related to the continued implementation of Sarbanes Oxley Section 404.

Interest Expense, Net. Interest expense, net, includes interest expenses on our short-term debt balances and capital leases, net of interest income on cash balances. Our interest expense, net, was $953,000 for the year ended March 31, 2006, as compared to $1.1 million for the year ended March 31, 2005. Average use of our borrowing facilities within the year ended March 31, 2006 did not vary significantly from use during the year ended March 31, 2005 (See Liquidity and Capital Resources below).

Other Income (Loss). Other income and losses includes income and expenses from activities other than normal business operations, such as profits or losses from the sale of scrap materials. Our other income was $446,000 for the year ended March 31, 2006, as compared to other income of $104,000 for the year ended March 31, 2005. Other income for the years ended March 31, 2006 and 2005 was primarily related to the sale of scrap materials.

Goodwill impairment. The fair value of our Corgi reporting unit is estimated on an annual basis and compared to its net book value, including goodwill, in order to determine whether a goodwill impairment charge is required. The fair value of the business is primarily determined based on the valuation performed by an independent valuer using the discounted cash flow methodology. During the fiscal year ended March 31, 2006, we recognized $18.4 million of impairment to goodwill in relation to the acquisition of the Corgi reporting unit in 1999, as a result of our annual goodwill impairment test. The facts and circumstances leading to the goodwill impairment charge were primarily due to lower expected future cash flows as a result of poor customer reception of Corgi’s products in the weak retail environment in the United Kingdom, and reduced gross profit margins due to a shift in Corgi sales mix towards more lowmargin mass-market product, and thus, causing a related reduction in the discounted cash flow valuation of the Corgi operation. In addition, in connection with the reclassification of Zindart Manufacturing as held and used, the Company recorded an impairment charge of goodwill of $414,000. Any further deterioration of the expected future performance of the Corgi reporting unit may further reduce the estimated fair value of the reporting unit such that an additional impairment of goodwill may be recognized.

Impairment of long-lived assets. In connection with the reclassification of Zindart Manufacturing as held and used, we recorded a $1.4 million impairment charge on property, plant and equipment and land use rights associated with Zindart Manufacturing for the year ended March 31, 2006, since the fair values of the assets were lower than the assets’ carrying amounts before the disposal group was classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held and used.

Income Tax (Expense) Benefit. Our income tax expense was $1.9 million for the year ended March 31, 2006, as compared to income tax benefit of $612,000 for the year ended March 31, 2005. The income tax expense and benefit in 2006 and 2005 primarily resulted from Corgi’s U.K. operations. During the fiscal year ended March 31, 2005, Corgi’s U.K. operations experienced a tax loss. Under the U.K. tax law, a business is allowed to utilize current year tax losses against tax paid in immediate prior year; as a result, we recorded a tax benefit for the fiscal year ended March 31, 2005. In the year ended March 31, 2006, Corgi’s UK operation experienced another year of tax loss. A full valuation allowance has been set up against the deferred tax benefit in relation to the tax loss carry forwards and other temporary differences as management considered that it is more likely than not that the deferred tax benefits will not be realized in the future.

At March 31, 2006, the Group has tax loss carry forwards of $28,346,000 to offset future taxable income, if any. Of this amount, $15,230,000 relating to the United States subsidiary expires from 2021 through 2026 and $8,646,000 and $4,470,000 relating to the Hong Kong and U.K. operations, respectively, can be carried forward indefinitely.

Loss from continuing operations. Our loss from continuing operations was $34.9 million for the year ended March 31, 2006, an increase in loss of $27.0 million, or 341.8%, compared to our loss from continuing operations of $7.9 million for year ended March 31, 2005. The increase in loss was primarily due to the impairment of goodwill, as well as the decrease in net sales and gross margin for the fiscal year ended March 31, 2006 as described above.

Income from discontinued operations, net of tax. Since Zindart Manufacturing has been reclassified as continuing operations, we reported no income or loss from discontinued operations for the year ended March 31, 2006. The $352,000 gain from discontinued operations for the year ended March 31, 2005 was related to the operations of Hua Yang and the gain recognized on the disposition thereof.

Extraordinary gain, net of nil tax. We recognized $98,000 and $418,000 of extraordinary gains during the years ended March 31, 2006 and 2005, respectively. The extraordinary gains in both years were related to our acquisitions of minority interests in subsidiaries for less than the estimated fair value of the subsidiaries.

Years Ended March 31, 2005 and 2004

Net Sales.    Our net sales were $92.7 million for the year ended March 31, 2005, a decrease of $3.1 million, or 3.2%, from $95.8 million for the year ended March 31, 2004. The decrease was largely due to a lack of new products introduced to the market during the year ended March 31, 2005. Senior management of the Corgi division was replaced in late fiscal year 2004 and early fiscal year 2005, resulting in decreased sales in most of Corgi’s markets.

Costs of Goods Sold, Gross Profit and Gross Margin.     Our costs of goods sold were $69.2 million for the year ended March 31, 2005, an increase of $3.9 million, or 6.0%, from $65.3 million for the year ended March 31, 2004. This increase is attributable to higher costs of raw materials and product in both operating divisions.

Our gross profit was $23.6 million for the year ended March 31, 2005, a decrease of $6.9 million, or 22.6%, from $30.5 million for the year ended March 31, 2004. Gross margin was 25.4% for the year ended March 31, 2005 and 31.8% for the year ended March 31, 2004. The decrease in gross profit was due to lower net sales for the fiscal year ended March 31, 2005, as well as an increase in costs of goods sold (noted above) that was proportionally less than the decrease in sales. This is also attributable to sales of Corgi inventory at discount prices in order to dispose of older or otherwise unmarketable products, and a shift toward certain lower margin, mass market products.

Selling, General and Administrative Expenses.    Our selling, general and administrative expenses were $31.0 million and $32.5 million for the years ended March 31, 2005 and 2004, respectively. Selling, general and administrative expenses were 33.4% of net sales for the year ended March 31, 2005 and 33.9% for the year ended March 31, 2004. The decrease in percentage of selling, general and administrative expenses to net sales was related to the cost cutting effort in fiscal year ended March 31, 2005.

Interest Expense, Net.    Our interest expense, net, was $1.1 million for the year ended March 31, 2005, as compared to $866,000 for the year ended March 31, 2004. The increase in our interest expense, net, was due to increased usage of Corgi’s Royal bank of Scotland revolving credit facility (See Liquidity and Capital Resources below).

Other Income (Loss).     Our other income was $104,000 for the year ended March 31, 2005, as compared to other loss of $130,000 for the year ended March 31, 2004. Other loss for the year ended March 31, 2004 included impairment loss on investments in securities of $127,000 and loss on derivative instruments of $91,000.

Income Tax Benefit (Expense).     Our income tax benefit was $612,000 for the year ended March 31, 2005, as compared to income tax expense of $121,000 for the year ended March 31, 2004. The income tax benefit and expense in 2005 and 2004 primarily resulted from Corgi’s U.K. operations. In the fiscal year ended March 31, 2004, Corgi’s U.K. operations had net taxable income and a tax expense was recorded accordingly. During the fiscal year ended March 31, 2005, Corgi’s U.K. operations experienced a tax loss. Under the U.K. tax law, a business is allowed to utilize current year tax losses against tax paid in prior years; as a result, we recorded a tax benefit for the fiscal year ended March 31, 2005.

Loss from Continuing Operations.    Our loss from continuing operations was $7.9 million for the year ended March 31, 2005, an increase in loss of $4.5 million, or 132.4%, from loss from continuing operations of $3.4 million for year ended March 31, 2004. The increase in loss was primarily due to the decrease in net sales and gross margin realized thereon for the fiscal year ended March 31, 2005.

Income (loss) from Discontinued Operations, Net of Tax.   The $352,000 gain and $1.9 million loss from discontinued operations for the years ended March 31, 2005 and 2004 were all related to the operations of Hua Yang including the gain recognized on the disposition thereof during the year ended March 31, 2005. In the fiscal year 2004, the loss was related to the operations of Hua Yang.

Extraordinary Gain, Net of Nil Tax.   We recognized $418,000 of extraordinary gain during the year ended March 31, 2005. The extraordinary gain was related to our acquisition of the minority interest in a subsidiary for less than the estimated fair value of the subsidiary.

Segment results relating to Corgi and Zindart Manufacturing are as follows (in thousands):

(a)   Net sales

	2006	2005	2004
Net sales consist of the following:
Manufacturing of die-cast and injection-molded plastic products	$40,302	$49,526	$46,075
Design, marketing and distribution of die-cast products under proprietary brand names	36,092	43,214	49,744
	$76,394	$92,740	$95,819

(b)   Operating (loss) income

	2006	2005	2004
Manufacturing of die-cast and injection-molded plastic products (note a)	$(5,101)	$455	$846
Design, marketing and distribution of die-cast products under proprietary brand names (note b)	(25,962)	(5,561)	(688)
Corporate general and administrative expenses	(2,007)	(2,279)	(2,170)
Interest income	85	138	39
Interest expense	(1,038)	(1,204)	(905)
Other income (loss)	446	104	(130)
Loss before income taxes	$(33,577)	$(8,347)	$(3,008)
__________
(note a)	The amount includes impairment of long-lived assets of $1,439,000 and impairment of goodwill of $414,000.

(note b)	The amount includes impairment of goodwill of $18,368,000.

Sales generated by the Corgi segment decreased by $7.1 million, to $36.1 million for the year ended March 31, 2006 from $43.2 million for the year ended March 31, 2005. Corgi recognized operating losses in both years, $26.0 million for the year ended March 31, 2006 and $5.6 million for the year ended March 31, 2005. The decrease in sales was largely due to the mass market’s failure to accept Corgi toy products that had been developed specifically for the mass merchandizing markets, as well as a continued lack of new Corgi collector products introduced to the market during the year ended March 31, 2006. The loss for the year ended March 31, 2006 included $18.4 million of losses related to the impairment of the goodwill allocated to the Corgi reporting unit.

Zindart Manufacturing sales for the years ended March 31, 2006 and 2005 were $40.3 million and $49.5 million, respectively, reflecting a $9.2 million decrease in sales from year to year. Operating results recognized on such sales were a $5.0 million loss and $455,000 of income for the years ended March 31, 2006 and 2005, respectively. The effort to sell Zindart Manufacturing during the fiscal year ended March 31, 2006 was detrimental to our operating results, due to the disruption of our management and staff, suppliers and customers. The effects of such disruption are not directly measurable, but we believe the sale effort had the impact of reducing Zindart Manufacturing’s sales and increasing cost of goods sold, contributing to the segment’s loss for the year. In addition, in connection with the reclassification of Zindart Manufacturing as held and used during the year ended March 31, 2006, we recorded $1.4 million of impairment losses related to property, plant and equipment, and land use rights, related to Zindart Manufacturing. Sales generated by the Corgi segment decreased by $6.5 million, to $43.2 million for the year ended March 31, 2005 from $49.7 million for the year ended March 31, 2004. Corgi recognized operating losses in both years, $5.6 million for the year ended March 31, 2005 and $688,000 for the year ended March 31, 2004. The decrease in sales was largely due to a lack of new products introduced to the market during the year ended March 31, 2005. The year-to-year increase in operating loss was directly related to the decrease in sales.

Zindart Manufacturing sales for the years ended March 31, 2005 and 2004 were $49.5 million and $46.1 million, respectively, reflecting a $3.4 million increase in sales from year to year. Operating income recognized on such sales were a $455,000 and $846,000 for the years ended March 31, 2005 and 2004, respectively. On a year-to-year comparison, operating income decreased while sales increased due to a decrease in margin related to increasing costs of utilities, labor and raw materials during the year ended March 31, 2005.

Foreign Currency Fluctuations

Our functional currency is U.S. dollars as a substantial portion of our business activities is based in U.S. dollars. Our sales are primarily denominated in U.S. dollars, followed by Great Britain Pounds (“GBP”), Hong Kong (“HK”) dollars and Euros. The majority of our expenses are denominated in either U.S. dollars, HK dollars, RMB, GBP and Euros. Aggregate gains or losses from foreign currency transactions included in cost of goods sold for the years ended March 31, 2006, 2005 and 2004 were approximately gains of $656,000, losses of $28,000 and losses of $310,000, respectively.

We primarily use foreign currency forward contracts to hedge anticipated transactions that are subject to foreign currency exchange exposure. These instruments are designated as cash flow hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and are recorded in the consolidated financial statements at fair value. The effective portion of the contract gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts are highly effective in hedging the variability in future cash flows attributable to changes in foreign currency exchange rates. At March 31, 2006, we had no outstanding foreign currency forward contracts. For the year ended March 31, 2005, the amount recognized in earnings due to ineffectiveness and the amount excluded from the assessment of hedge effectiveness were not material. Substantially all of the balance at March 31, 2005 was recognized within the year ended March 31, 2006 as the anticipated transactions occurred.

Liquidity and Capital Resources

Cash and cash equivalents were $820,000 at March 31, 2006. Net cash used in operating activities was $1.9 million for the year ended March 31, 2006, a $2.0 million decrease from net cash used in operating activities of $3.9 million for the year ended March 31, 2005. The decrease was primarily due to decrease in working capital as production activities slowed down towards the year-end in 2006.

Cash used in investing activities for the year ended March 31, 2006 was $3.5 million, compared to net cash provided by investing activities of $10.7 million for the year ended March 31, 2005. The cash provided by investing activities during the year ended March 31, 2005 included the proceeds from the sale of Hua Yang, partially offset by $4.2 million of investment in plant and equipment, primarily consisting of tooling for new Corgi’s products, as well as certain fixed asset acquisitions within Zindart Manufacturing. In May 2004, we completed the sale of Hua Yang for gross consideration of $24.3 million, less indebtedness of $10.0 million, resulting in net cash of approximately $14.3 million. The cash generated by the sale was used to reduce our reliance on short-term debt and support the growth of Corgi U.S. during the year ended March 31, 2005. The cash infusion from the sale increased our current assets relative to our current liabilities, decreased our consolidated debt outstanding, and decreased our ratio of debt to equity as of March 31, 2005. The cash used in investing activities during the year ended March 31, 2006 was primarily for purchases of plant and equipment.

Cash provided by financing activities was $205,000 for the year ended March 31, 2006, compared to net cash used by financing activities of $1.3 million for the year ended March 31, 2005. The major uses of cash in financing activities for year ended March 31, 2006 was primarily for repayment of loans and capital leases of $1.1 million offset by $1.3 million of proceeds from the exercise of stock options. Source of cash provided in financing activities for the fiscal year ended March 31, 2005 included a $1.3 million net increase in borrowing and $1.1 million of proceeds from the exercise of stock options, offset by repayment of loans and capital leases of $2.9 million and $666,000 used to purchase additional interest in a subsidiary.

Consistent with practice in industry, we offer payment terms to our customers. This practice creates working capital requirements that we generally finance through short-term borrowings and factoring arrangements.

We have borrowings of $10.8 million as of 31 March 2006, all of which are due within one year. We have lines of credit with certain banks including: KBC, HSBC, ABC and RBS. At March 31, 2006, we had banking facilities of approximately $15.3 million for overdrafts, trade financing, and term loan. Unused banking facilities at the same date amounted to approximately $4.5 million.

As of March 31, 2006, we had breached certain financial undertakings in respect to our bank facilities with KBC and HSBC. We did not meet minimum financial ratios related to consolidated tangible net worth, consolidated net borrowings to consolidated tangible net worth, current assets to current liabilities, interest coverage, and consolidated profits before interest and tax. The lenders have not notified us that we are in a state of default, and we have continued to maintain banking relationships with each of these financial institutions. For both facilities, the lenders have the right to demand payment of all amounts owed at any time, irrespective of whether we had complied with the financial undertakings. As of March 31, 2006, total outstanding borrowings under these two credit facilities amounted to $3.2 million.

With respect to our facility with KBC, as of March 31, 2006, the lender had suspended further utilization of the credit facility. Total outstanding borrowing under this credit facility amounted to $1.3 million as of March 31, 2006. On April 24, 2006, a repayment schedule was agreed with the lender whereby we have agreed to repay $150,000 per month, with the remaining balance to be repaid by November 26, 2006.

With respect to our facility with HSBC, the lender has revised the terms of the credit facility by reducing the available amount to be withdrawn from $2.6 million to $2.1 million and requiring us to maintain a $1.0 million restricted cash deposit with the lender. As of August 22, 2006, we had not signed the revised agreement as we are still in negotiation with the lender with respect to the term requiring us to place a $1.0 million restricted deposit with the lender. As of March 31, 2006, the total amount outstanding under this facility amounted to $1.9 million.

The consolidated financial statements included in Item 18 of this Annual Report were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, our ability to operate profitably, to generate cash flows from operations, and maintain credit facilities adequate to support our working capital requirements. We have continued to suffer recurring losses from operations and generate negative cash flows that raise substantial doubt regarding our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In April 2006, we responded to the liquidity deterioration by issuing convertible notes and warrants in a private placement for aggregate proceeds amounting to $5.65 million as described below and, in June 2006, replacing our existing $4.4 million overdraft facility with RBS with an $8.7 million receivable discounting facility with Coface Receivables Finance Limited. However, the utilization of the receivable discounting facility will depend on actual sales levels. The amount available for utilization under the discounting facility will be less than the amount available under the RBS overdraft facility to the extent actual sales are lower than historical sales. The proceeds of the private placement have been substantially utilized as required to fund working capital deficits.

In the event that market conditions and demand for our products continue to deteriorate and decline, causing operating losses and negative cash flows from operations to continue and, despite our best efforts, we are unable to secure additional financing sources from lenders and/or other parties to fund our operations and obligations, we will be required to dispose of business units or assets, perhaps at a significant discount to the fair value thereof, seek bankruptcy protection or commence liquidation or other administrative proceedings.

On April 28, 2006, we issued a private placement of convertible subordinated notes and warrants, with gross proceeds to the Group of $5.65 million, with certain institutional and individual accredited investors. The notes, in original principal amount of $5.65 million, mature in October 2008 and will be exchangeable at the option of the holders into the Company’s American Depositary Shares at a conversion price of $2.00 per share. The warrants are exercisable for up to 988,750 of the Company’s American Depositary Shares for an exercise price of $0.07 per share if certain conditions are not met. We held an extraordinary general meeting and approved the underlying American Depositary Shares on June 26, 2006. We have agreed to register for resale the American Depositary Shares issuable upon exchange of the notes and upon exercise of the warrants.

The notes bore interest at a rate of 11% per annum until shareholder approval was obtained on June 26, 2006, and bear a rate of 7.5% per annum thereafter. The warrants are exercisable if the Company fails to enter into a definitive agreement for a change of control transaction by June 27, 2006 or (b) if the Company enters into a definitive agreement for a change of control transaction by such date, the Company fails to consummate such transaction by October 25, 2006. If a registration statement covering the notes is not filed with the SEC on or prior to a specified filing deadline date, the Company will issue Additional Warrants pro rata to each note purchaser, as liquidated damages and not as a penalty, in an amount equal to 50,000 ADSs (as adjusted for stock splits, combinations, reclassifications and the like) for each 30-day period or pro rata for any portion thereof following the filing deadline date for which no registration statement is filed. A waiver has been executed by a majority of the note holder amending certain of the above terms as follows:

•
the Warrants are exercisable if the Company fails to enter into a definitive agreement for a change of control transaction by August 31, 2006 or (b) if the Company enters into a definitive agreement for a change of control transaction by such date, such agreement is terminated prior to consummation of such change of control transaction,

•	all of the notes will automatically convert into the Company’s American Depositary Shares immediately prior to closing of such change of control transaction,

•	rights to exercise the Additional Warrants are waived,

•	additional time is granted with respect to the filing of the related registration statement with the SEC, and

•	the conversion price will be reduced if a private placement of the Company’s American Depositary Shares prior to the change of control transaction is completed at a price less than $2.00 per share.

 We have accounted for the convertible subordinated notes in accordance with Emerging Issues Task Force (“EITF”) No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, which requires the proceeds received from the financing transaction to be allocated to the convertible instruments and the detachable warrants on a relative fair value basis. The embedded beneficial conversion feature was measured by allocating a portion of the proceeds in relation to the convertible instruments, equivalent to the intrinsic value of the embedded conversion option, using an effective conversion price. The discount resulting from recording the beneficial conversion option and the fair value of the warrants is recognized as a reduction to the carrying amount of the convertible debt, which is accreted from the date of issuance to the stated redemption date of the convertible instrument through a charge to earnings as interest expense. The fair value of the warrants was recorded as a liability with any changes in the fair value of the warrants at each reporting date being recorded through the Company’s statement of operations.  We expect to incur significant additional interest expenses as a result of the issuance of the convertible notes.

We have no legal or economic restrictions on the ability of subsidiaries to transfer funds to the parent in the form of cash dividends, loans or advances.

Capital expenditure commitments were $937,000 and $835,000 as at March 31, 2006 and 2005, respectively.

Research and Development

Research and development costs are expensed as incurred. Corgi is continually involved in the development of new products, markets and manufacturing processes. Research and development costs incurred by the Group were $2.0 million, $2.6 million and $1.2 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Trend Information

Over the past several years, electronic toys have succeeded in replacing demand for low-tech style toys such as standard die cast and plastic toys that have no electronic features. This trend has not slowed during the past year, and is expected to continue into the future. We have attempted and partially succeeded maintaining sales volume by focusing on high-quality collectible products, many of which are targeted toward adult consumers. We will continue to focus in this area, while creating new products, some of which include electronic features, to attract consumers from the general mass market. One such product entered into the market this year is the iCar, introduced in Summer 2006. Also, we have introduced new versions of classic collectible die-cast products with added electronic features such as lights, sounds and limited movement. These products have proven to be popular among our traditional base of collector customers. We believe that introducing such products will yield reasonable profits while increasing awareness for the Corgi brand.

Mass retail in the United States has become more consolidated over the past several years, as larger retail chains such as Walmart successfully force smaller competitors out of business. This trend has not changed in the past year, and is expected to continue into the future. Due to this trend, our sales of massmarket products are steadily more concentrated through a smaller number of large retail merchandisers. We have attempted to broaden our sales base by focusing on the middle-tier department stores, and have seen reasonable success in the current year, as many of our products will be distributed through these smaller retail chains. We will continue this effort in order to maintain as broad of a distribution base as possible.

Concentration of the mass-market distributors has served to increase the bargaining power and demands required by the large mass retailers. In the current year, we have noted that these retailers are issuing purchase orders later in the business year (i.e., closer to the holiday shopping season) in order to better manage their inventory. This has resulted in a delay in our sales cycle, such that sales originally planned for mid-summer months will now be generated in the early fall. This has the effect of postponing sales and the related cash inflow, while increasing our finished goods inventories, which requires increased usage of working capital. While we have maintained timely debt repayments to all financial institutions, we have increased amounts owed to our vendors due to the related working capital constraints. We do not see this trend changing in the near future.

The costs of our raw materials, including but not limited to plastic and zinc, have increased substantially over the past year. While our customers absorb a portion of these increased costs, we are also forced to absorb a portion of these costs, which reduces our gross profit margin. We have introduced additional efficient procedures in our manufacturing processes in order to reduce wastage and scrap, as well as reduce other variable costs of goods such as labor. Plastic is an oil-based product and the cost of plastic will increase or decrease with the cost of oil, although the timing of the impact lags. Due to current hostilities in the Middle East, we do not have a clear outlook for the future prices of oil, although many economists believe that prices will continue to rise over the near and long term. Prices for zinc have leveled off recently, and we do not expect additional increases in the short term; however, zinc prices are related to multiple economic pressures and can be volatile.

The PRC regulates the minimum wages in China, and local municipalities determine independently when or if such minimum wage standards are implemented locally. This impacts the cost of production staff in our Zindart Manufacturing factory, as well as the costs of finished product that is purchased from other PRC-based manufacturing vendors. Note, almost all of our products are manufactured in the PRC. Minimum wages in Dongguan PRC, where our Zindart Manufacturing factory is based, are scheduled to increase 20% in September 2006. As with increases in the cost of raw materials, we will continue to introduce new efficient manufacturing procedures in order to reduce the use of labor. A portion of the increased costs will be passed onto our customer.

Factory capacity in the southern part of the PRC, specifically in the Guangdong province, has increased substantially over the past several years, causing significant price competition among manufacturers. Such price competition has begun to cause smaller manufacturers to incur losses such that they can no longer survive. Larger manufacturers such as Zindart Manufacturing can reduce overhead such that profitable operations are still possible; however, profit margins have been severely impacted. Also, US customers of these PRC-based manufacturing concerns have been requiring the manufacturers to take additional measures to ensure fair treatment of factory personnel such that costs to produce product are driven higher.

The combination of over-capacity and pressure on PRC-based cost of sales has resulted in decreased value of China-based factories. We have observed such a decrease in the value of Zindart Manufacturing during fiscal year 2006, where we recognized a $1.4 million value impairment charge on certain property, plant and equipment and land use rights. We believe that such pressures will continue to drive down the value of PRC-based manufacturing concerns, and that some consolidation of the manufacturing industry will result.

Contractual Obligations

	Payment Due by Periods
	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years	Total
	(In thousands)
On-Balance Sheet:
Short-term debt	$10,777	$–	$–	$–	$10,777
Obligations under capital leases	635	219	–	–	854
Off-Balance Sheet:
Capital commitment	937	–	–	–	937
Licensing commitment	605	362	9	–	976
Operating lease	777	719	392	731	2,619
	$13,731	$1,300	$401	$731	$16,163

For additional information related to interest on our short-term debt and capital lease, licensing and operating lease commitments, see notes 8 and 16 to the consolidated financial statements in Item 18 of this Annual Report.

Off-Balance Sheet Arrangements

At March 31, 2006, Zindart Manufacturing had outstanding irrevocable letters of credit in the aggregate amounts of $115,000. Except for these letters of credit, we have no other outstanding off-balance sheet arrangements or guarantees.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. On an on-going basis, our management evaluates their estimates. Actual results may differ from those estimates under different assumptions and conditions.

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

These critical accounting policies include:

Allowances for Doubtful Accounts

The allowance for doubtful accounts is an adjustment to customer trade receivables for amounts that are determined to be uncollectible or partially uncollectible. The allowance for doubtful accounts is the management’s best estimate of the amount of probable credit losses in the existing accounts receivable in respect of the business environment, customer’s financial condition, historical trends and customer disputes. Any changes in the assumptions used to develop the estimate could have a material effect on selling, general and administrative expenses, net income and accounts receivable. We review our allowance for doubtful accounts monthly. Past due balances over 90 days and a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

	2006	2005
	(In thousands)
Trade accounts receivable	$10,421	$7,355
Less allowance for doubtful accounts	(360)	(776)
Trade accounts receivable, net	$10,061	$6,579

 Movements of allowance for doubtful accounts are as follows (in thousands):

	2006	2005	2004
Balance at beginning of year	$776	$1,080	$1,786
Adjustments related to Zindart Manufacturing (note)	97	(97)	-
Write-offs/written back	(513)	(207)	(706)
Balance at end of year	$360	$776	$1,080
__________
(note)
The balance of allowance for doubtful accounts in relation to Zindart Manufacturing in 2005 was classified as discontinued operations and was reclassified back in 2006 when Zindart Manufacturing was reclassified as held and used.

Credit limits and payment terms are established based on the underlying criteria that collectibility must be reasonably assured at the levels of credit being offered. Credit limits may be reduced or credit may be revoked based on the findings of the review.

Inventory Valuation

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method for all inventories.

We write down inventory for estimated obsolescence or unmarketable inventory as measured by the difference between the cost of inventory and the estimated selling prices, which require assumptions about future demand for our products and related market conditions. We believe this to be a critical accounting estimate as changes in the assumptions used to develop this estimate could materially affect cost of goods sold, net income and inventory. Change in consumer preferences, buying patterns and inventory management of customers could adversely affect the estimation of future demand for our products, resulting in the recognition of additional adjustments inventory provisions. Management records a write-down against inventory based on several factors, including expected sales price of the item and length of time the item has been in inventory. The loss in write down of inventory is recognized in cost of goods sold in the consolidated statements of operations and establishes a new cost basis for such inventories. The losses recognized were $637,000 for the year of March 31, 2006 and $544,000 for the year of March 31, 2005. The write down in the value of inventory was necessary to reduce the inventory cost to market value as costs of production were high due to lower economies of scale as production volume was low in the years ended March 31, 2005 and 2006. If future production volume remains low and actual future demand or market conditions are less favorable than those projected by management, additional write-downs may be required.

Valuation of Long-lived Assets

We assess the carrying value of long-lived assets including our intangible assets (other than goodwill) to be held and used with estimated useful lives, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Factors considered important that could trigger an impairment review include the following:

•	significant under-performance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of an asset;

•	significant negative industry or economic trends; and

•	our market capitalization relative to net book value.

Upon the existence of one or more of the above indicators of impairment, we test such assets for a potential impairment. The carrying value of a long-lived asset is considered impaired when the anticipated future undiscounted cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. Fair value is determined primarily using the anticipated future cash flows discounted at a rate commensurate with the risk involved.

We report our long-lived assets that are held for sale based on the lower of its carrying amount or fair value, less costs to sell. The fair value is measured using the estimated selling prices that is expected to be realized from the sale to third party buyers or through other valuation techniques that emphasize relevant market inputs, including those derived from active markets. In connection with the reclassification of Zindart Manufacturing as held and used, the Group recorded a $1.4 million impairment charge against property, plant and equipment and land use rights during the year ended March 31, 2006 since the estimated fair values of the assets were lower than the assets’ carrying amounts before the disposal group was classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held and used.

Goodwill

Goodwill represents the excess of costs over the estimated fair value of identifiable net assets of businesses acquired. Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), goodwill is no longer amortized beginning with our fiscal year ended March 31, 2003, but instead tested for impairment at least annually.

We have undertaken goodwill impairment testing to determine whether the goodwill was impaired and the extent of such impairment, if any. To accomplish this, we are required to determine the fair value of each reporting unit and compare it to the carrying amount of the net assets of the reporting unit, including goodwill. In estimating the fair value of the reporting unit, we used the valuation performed by a third-party valuation firm, which involved the use of the discounted cash flow methodology. When available and as appropriate, market multiples were used to corroborate discounted cash flow results. In applying this methodology, we considered a number of factors, including actual operating results, future business plans, economic projections and market data.

During the year ended March 31, 2006, we recognized $18.4 million of impairment to goodwill, as the fair value of Corgi had been determined to be less than the carrying amount of the net assets of the reporting unit, including goodwill. The facts and circumstances leading to the goodwill impairment charge were primarily due to lower expected future cash flows as a result of poor customer reception of Corgi’s products in the weak retail environment in the United Kingdom, and reduced gross profit margins due to a shift in Corgi sales mix towards more low-margin mass-market products. Based on these factors, sales estimates for future years have been decreased, causing a related reduction in the discounted cash flow valuation of the Corgi operation.

There was no indication that goodwill allocated to the Corgi reporting unit was impaired at March 31, 2005 as the estimated fair value of the reporting unit (as determined using the valuation performed by a third-party valuation firm for the Corgi business segment) exceeded the carrying amount of the reporting unit (including goodwill).

In connection with the reclassification of Zindart Manufacturing as held and used, the Company recorded an impairment charge of goodwill of $414,000 to reflect the decrease in the fair value of Zindart Manufacturing reporting unit due to the deterioration of the market conditions in which Zindart Manufacturing operates.

Deferred Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes and tax bases of assets and liabilities in each of the jurisdictions in which we operate. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes and the amount of tax loss carry forwards. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent it believes that recovery is not more likely than not, a valuation allowance is provided.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. During fiscal year 2004, 2005 and 2006, we recorded valuation allowance on the deferred tax assets relating to tax loss carry forwards of our business operations. For the year of March 31, 2004, the valuation allowance was related only to Corgi U.S. deferred tax assets arising from the tax loss carry forwards. For the year of March 31, 2005, a valuation allowance on the deferred tax assets arising from the tax loss carry forwards was recorded for both Corgi U.S. and our Hong Kong operations. For the year ended March 31, 2006, a valuation allowance was recorded for Corgi’s U.K. and U.S. operations and our Hong Kong operations. Since inception of Corgi’s U.S. operations in fiscal year 2000, Corgi has incurred consistent losses. We assessed that until the Corgi U.S. operations can demonstrate an ability to produce consistent profitable operations to utilize the tax loss carry forwards, we will continue to record a valuation allowance against the deferred tax asset. Corgi’s U.K. and our Hong Kong operations have experienced a history of losses during the past three years. As of March 31, 2006, a valuation allowance was recorded to reflect our assessment that it is more likely than not that all of the deferred tax assets will not be realized.

The valuation allowance was $1.5 million as of April 1, 2003. The valuation allowance increased by $1.0 million and $2.3 million and $5.5 million for the years ended March 31, 2004, 2005 and 2006, respectively.

Fair Value of Stock-based Employee Compensation Expense

We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standard Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for our fixed-plan stock options. Under this method, compensation expense is recorded on thedate of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, we have elected to continue to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of SFAS 123. Under the fair value based method, compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options and the estimated fair value of our ordinary shares and the expected volatility, are required to determine the fair value of the options. Expected future stock price volatility is estimated based upon historical stock price movements over the most recent period equal to the expected option life. Expected option life is based on the vesting period, the expected volatility of the underlying stock and on actual exercise activity related to previous option grants. Additionally, our share price on the date of grant influences the option value. Notwithstanding that the exercise price of options equals or is connected to the quoted market price of our stock on the grant date, the higher the share price the higher the option value. For purposes of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. Expected future stock price volatility is estimated based upon historical stock price movements over the most recent period equal to the expected option life. For our equity fixed-plan stock options issued in 2006, we used an expected volatility of 59.25%, resulting in an estimated weighted average fair value per option of $1.45. Changes in the volatility assumption could significantly impact the estimated fair values calculated by the Black-Scholes valuation model. The following pro forma information presents compensation cost as if it has been determined consistent with the requirements of SFAS 123 (in thousands, except share data).

	2006	2005	2004
Reported net loss	$(35,355)	$(7,103)	$(5,309)
Add back total stock-based employee compensation expenses under APB No.25	-	211	-
Deduct stock-based employee compensation expense determined under fair-value-based method for all rewards	(794)	(735)	(159)

Pro-forma net loss	$(36,149)	$(7,627)	$(5,468)

Loss per common share:
Basic - as reported	$(3.62)	$(0.75)	$(0.60)
Basic - pro forma	$(3.70)	$(0.80)	$(0.61)

Loss per common share:
Diluted - as reported	$(3.62)	$(0.75)	$(0.60)
Diluted - pro forma	$(3.70)	$(0.80)	$(0.61)

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement requires the measurement of the cost of employee services received in exchange for stock compensation to be based on the grant-date fair value of the employee stock options. Public registrants are required to adopt SFAS No. 123R at the beginning of the fiscal year that begins after June 15, 2005 and accordingly, we have adopted this statement on April 1, 2006 under the modified prospective method of application. Under that method, we have recognized compensation costs for new grants of share-based awards, awards modified after the effective date, and the remaining portion of the fair value of the unvested awards at the adoption date.

Item 6.   Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth our current directors and executive officers, and their ages as of March 31, 2006 (1).

Board of Directors (the “Board”)

Name	Age	Position

Carrick John Clough (2)(3)	59	Chairman
Leo Paul Koulos (3)(4)	72	Director
Daniel Widdicombe (2)(3)(4)	39	Director
Charles Carroll McGettigan (1)(2)(4)	61	Director

Executive Officers

Name	Age	Position

Corporate
George Volanakis	58	Chief Executive Officer
Ken Fowler	46	Chief Financial Officer
Cynthia Chan	32	Internal Audit Director

Corgi
Trevor Hayes	59	Vice President of Global Product Development
David Turner	55	Managing Director U.K.
Chris Franklin	49	General Manager, Far East Operations and Sourcing
David Davenport	58	General Manager U.S.
Mark Summerfield	46	Sales Director U.K.
Adrian Jones	40	Finance Director U.K.

Zindart Manufacturing
K. H. Li	48	Senior Vice President of Technical Services and Development Vice President of Technical Services and Development
Franki Lee	48	Vice President of Marketing and Sales
Yim To	53	Vice President of Operations

________________
(1)   Charles Carroll McGettigan was appointed to the Board on April 27, 2006.

(2)   Member of the Audit Committee.

(3)   Member of the Compensation Committee.

(4)   Member of the Nominating and Corporate Governance Committee.

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

Daniel Widdicombe joined the Board in December 2004. Mr. Widdicombe served as Chief Financial Officer for Chinadotcom Corporation from late 2000 until mid 2004. From March 2000 to November 2000, Mr. Widdicombe served as Chief Financial Officer, Executive Director & Compliance Officer for I-Quest Corporation Ltd., an Asia-based hotel networking firm. Mr. Widdicombe spent over six years with Bear Stearns Asia Limited as Managing Director of its Asian Equity Research Department, and four years as an analyst with James Capel & Company Limited. Mr. Widdicombe received a First Class Honors Master of Arts in Mandarin Chinese from Edinburgh University.

John Clough joined the Board in December 2004. Mr. Clough was Co-Founder and Managing Director of the CSSL Group, one of the largest mid-range software distributors and hardware resellers in Asia, for 16 years. Mr. Clough is on the board of directors of Chinadotcom Corporation and serves on that company’s audit committee. In addition, Mr. Clough is a special advisor to General Atlantic Partners, LLC, one of the world’s leading direct investment firms. In the past, Mr. Clough has served on the boards of Synon Asia Ltd. and Kapiti Asia Ltd., and has served as director and chairman of the board of Cargonet/Arena Ltd. Prior to the formation of the CSSL Group, Mr. Clough held the position of General Manager in Asia for JBA, an Australian-based worldwide mid-range software distributor. Mr. Clough’s experience includes working as a consultant in the areas of ERP and Finance in the U.K. and Europe. Mr. Clough attended Waikato Technical Institute and Auckland Technical Institute.

Charles C. McGettigan joined the Board in April 2006. Since 1988, Mr. McGettigan has served as a principal of McGettigan, Wick & Co., an investment banking firm co-founded by Mr. McGettigan. In addition, since 1991, Mr. McGettigan has served as a principal of Proactive Partners, L.P., a merchant banking fund specializing in investments in small public companies, which Mr. McGettigan also co-founded. Previously, Mr. McGettigan worked in corporate finance at Blyth Eastman Dillon in New York and San Francisco; Dillon, Read & Co. (San Francisco); Woodman, Kirkpatrick, & Gilbreath, and Hambrecht & Quist. Mr. McGettigan has served on the Boards of Directors of numerous small companies, and currently serves on the Boards of Directors of Cuisine Solutions, Inc., Modtech, Inc., Onsite Energy Corporation and Tanknology, Inc. He serves as the chairman of the board of Modtech, Onsite and Tanknology. Mr. McGettigan received a Bachelor’s degree from Georgetown University and a Master’s degree in Business Administration from the Wharton School at the University of Pennsylvania.

George Volanakis joined Corgi in February 2004 as its President and Chief Executive Officer. From 1998 to 2002, Mr. Volanakis served as Executive Vice-President of Hasbro, Inc. and President of Hasbro International. From 1988 to 1998, Mr. Volanakis served as President and Chief Executive Officer of The Ertl Company, Inc. (“Ertl”). During that period, he also served on the Board of Zindart. Prior to Ertl, Mr. Volanakis served as Senior Vice-President of Marketing at Mattel, Inc., President and COO of Matchbox Toys USA, Inc. and President and COO of Playskool, Inc., then a division of the Milton Bradley Co. Inc. Mr. Volanakis was Chairman of the Toy Industry of America from 1995 to 1997. Mr. Volanakis began his career in the toy industry in 1969 with the Milton Bradley Co., where over a period of 15 years he held positions of increasing responsibility including Vice-President of Sales and Marketing and Vice-President of Research and Development.

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

Cynthia Chan joined the Group as Internal Audit Director in February 2005. From June 2002 to February 2005, Ms. Chan had been Internal Audit Manager of Defond Electrical Industries Limited, where she established the internal audit department and oversaw all audit activities. From November 2000 to May 2002, Ms. Chan served as Regional Financial Analyst at Exxon Chemical International Asia Limited. Ms. Chan began her career as an external auditor with KPMG in 1995. Ms. Chan is a member of the American Institute of Certified Public Accountants. Ms. Chan received a Master’s degree of Business Administration from City University in the United Kingdom and a Bachelor’s degree of Business Administration from the Chinese University of Hong Kong.

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

Chris Franklin joined Corgi in March 2000 and has served as Operations Director since October 2001. From 1986 to 2000, Mr. Franklin served as Production Manager of Lledo, now a subsidiary of Corgi. Mr. Franklin has 31 years of production and operational management experience and has a broad range of skill sets, including implementation of MRPII systems and introduction and production of the new Armed Forces Infantry Weapon System. Mr. Franklin received a Diploma in Management Studies. Mr. Franklin was named General Manager, Far East Operations and Sourcing, for Corgi International Limited and General Manager for Zindart Manufacturing Limited in October 2005.

David Davenport joined Corgi in December 2004 as General Manager, the Americas, for Corgi-U.S. Prior to joining Corgi, from 2000 to 2004, Mr. Davenport was President, Hasbro Canada Corporation, responsible for all aspects of the business. Previously, Mr. Davenport was Senior Vice President, Marketing, The Ertl Company, Dyersville, Iowa, a $250 million in revenue, 2,000 employee, consumer products firm that retails promotional toys, collectibles, model kits and hobby products. Mr. Davenport had been President of Tonka Canada as well as President of Golden Books Canada and Hardie Interactive, Dubuque, Iowa.

Mark Summerfield joined Corgi in October 2004 as Sales Director for Europe, Australia, Asia and Africa. Prior to joining Corgi, Mr. Summerfield spent thirteen years with the Newell Rubbermaid Group, serving the last seven years as Commercial and Sales Director for the Little Tikes division, responsible for all aspects of business in the U.K. and Ireland. Prior to Newell Rubbermaid, Mr. Summerfield worked at Hasbro from 1987 to 1992, where he developed the field sales business for the U.K. Prior to Hasbro, Mr. Summerfield worked at Mattel from 1983 to 1987, where he was responsible for developing sales distribution throughout the U.K. Before working in toy industry, Mr. Summerfield had a distinguished career in fashion retail and with Ben Sherman Shirt Company. He also played professional soccer for Leicester City Football Club. Mr. Summerfield was educated at Desford Collage, Leicester.

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

K.H. Li joined the Group in September 1998. Mr. Li has served as Vice President of Technical Services of Zindart Manufacturing since December 2001. Mr. Li has 23 years of experience in marketing and engineering of toys. Prior to joining the Group, Mr. Li worked in various positions for Unitoys, Mattel and Playmates. Mr. Li received a Higher Diploma in Production & Industrial Engineering from the Hong Kong Polytechnic University.

Yim To joined Zindart Manufacturing as Vice President of Operation in 2003. A native of Hong Kong, Mr. Yim began his career in production 33 years ago with Tyco HK Ltd. He has subsequently gained a wealth of experience in manufacturing and management with a number of companies, the last being Lung Cheong Toys Ltd. as Manufacturing Director.

Franki Lee joined the Group in April 1987 and has served as Vice President of Marketing and Sales of Zindart Manufacturing since December 2001. Mr. Lee has 17 years experience in customer service and engineering of toys. Mr. Lee received a certificate of Mechanical Engineering from the Hong Kong Polytechnic University.

Compensation

Compensation of Directors and Executive Officers

For the year ended March 31, 2006, we paid an aggregate amount of compensation, including salary, bonus and other compensation, to our executive officers as a group equal to $2.2 million. This figure includes no aggregate bonus payments because we did not pay bonuses to our executive officers in respect of fiscal 2006 performance.

Each non-employee director of the Company received a $30,000 fee for services as a Board member for the year ended March 31, 2006. Directors could elect to receive some or all of this fee in fully-vested options to purchase the Company’s ADSs with an exercise price equal to the then current market price. Such options were exercisable for that number of ADSs equal to the fee the director elected to receive in options divided by the per-share exercise price. Each non-employee director of the Company also received a fee of $1,000 for attendance at each committee meeting. In addition, each committee chairman received a $5,000 fee for service as chairman for the year ended March 31, 2006. Effective September 26, 2005, the annual fee due to the non-executive chairman was increased from $30,000 to $60,000 per year. During the year ended March 31, 2006, an aggregate of $100,000 was paid in to the non-employee directors as a group for board and committee service.

Directors who are employees of the Company do not receive any additional remuneration for service as members of the Board or its committees.

See the table in the section below entitled “Share Ownership” for details regarding options granted to the named directors and executive officers.

Certain Employment Contracts

Corgi U.K. entered into an employment agreement with George Volanakis on February 15, 2004, which agreement was amended on September 26, 2005 and January 6, 2006. The employment agreement as amended provides that Mr. Volanakis will serve as the Chief Executive Officer of the Company. Upon termination of the employment agreement without cause, Mr. Volanakis is entitled to a severance payment equal to six months of his then current base salary. If the Company terminates Mr. Volanakis’s employment subsequent to an event in which the Company is sold, or a controlling interest of the outstanding shares of the Company is transferred to a third party (“Group Sale”), Mr. Volanakis shall be entitled to the greater of a severance payment equal to 12 months of his then current base salary or one percent of the transaction value. In addition, Mr. Volanakis shall receive a cash settlement equal to the product of 200,000 and difference between than Company’s ADS price upon a Group Sale and the Company’s ADS price as at January 1, 2006. In accordance with Mr. Volanakis’s employment agreement, the Company has agreed to issue 35,000 American Depositary Shares; however, the Company’s directors have not yet received the required authority from the Company’s shareholders to issue these shares.

The Company entered into an employment agreement with Ken Fowler on September 25, 2002, which agreement was amended on April 15, 2006. The employment agreement provides that Mr. Fowler will serve as the Chief Financial Officer of the Company and its consolidated subsidiaries. The employment agreement as amended has no fixed term and is terminable by three months’ notice from Mr. Fowler or twelve months’ notice from the Company.

Board Practices

All members of the Board serve a one-year term. Please see “Directors and Senior Management” above for information regarding the tenure of the current board members. We have not entered into service contracts with any members of the Board that provide benefits upon termination of employment.

The business and affairs of the Group are managed under the direction of the Board. The Board monitors our overall performance and oversees strategic planning. The Board also monitors our financial controls and reviews and ratifies the selection and compensation of senior executives. During the year ended March 31, 2006, the Board held 36 meetings. During the year ended March 31, 2006, each Board member attended 75% or more of the aggregate number of meetings of the Board held while he was a member of the Board. The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

The Audit Committee meets with our independent registered public accounting firm at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent registered public accounting firm to be retained; oversees the independence of the independent registered public accounting firm; evaluates the independent registered public accounting firm’s performance; reviews our internal accounting procedures and reports to the Board with respect to other auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of annual audits, fees to be paid to our independent registered public accounting firm and the performance of our independent registered public accounting firm. The Audit Committee is currently composed of three members: Mr. Widdicombe, Mr. McGettigan and Mr. Clough. All members of the Audit Committee meet the independence and financial literacy requirements of the Nasdaq Stock Market (“Nasdaq”) and Mr. Widdicombe satisfies the applicable Nasdaq financial experience requirements.

In addition, the Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” (as defined in the instructions to Item 16A of Form 20-F). The Audit Committee met eight times during the year ended March 31, 2006 and each member attended 75% or more of the aggregate number of meetings of the Audit Committee.

The Compensation Committee makes recommendations concerning salaries and incentive compensation, administers and awards stock options to employees and consultants under the Company’s stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee is composed of three members: Mr. Koulos, Mr. Widdicombe and Mr. Clough. The Compensation Committee met once during the year ended March 31, 2006 and each member attended such meeting.

The Nominating and Corporate Governance Committee oversees all aspects of the Company’s corporate governance functions on behalf of the Board; makes recommendations to the Board regarding corporate governance issues; identifies, reviews and evaluates candidates to serve as directors of the Company; reviews and evaluates incumbent directors and serves as a focal point for communication between director candidates, non-committee directors and our management. The Nominating and Corporate Governance Committee also selects or recommends to the Board for selection candidates to the Board and makes other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation. The Nominating and Corporate Governance Committee is composed of three members: Mr. Koulos, Mr. Widdicombe and Mr. McGettigan. The Nominating and Corporate Governance Committee met once during the year ended March 31, 2006 and each member attended such meeting.

Employees

At March 31, 2006, we employed 5,759 persons, of whom approximately 570 were administrative staff, 32 were sales and marketing staff, 421 were engineering and technical personnel, and the remainder were production staff. Employee information with respect to our business and geographical segments is presented below (in thousands):

	Zindart Manufacturing	Corgi	Corporate	The Group
PRC	5,617	-	8	5,625
Hong Kong	54	4	19	77
United Kingdom	-	40	-	40
United States of America	-	16	1	17
	5,671	60	28	5,759

Share Ownership

The Company has a stock-based compensation plan, under which non-qualified stock options may be granted to certain directors and employees. The following table sets forth information concerning individual grants of stock options made during the year ended March 31, 2006 to the executive officers.

Name	Number of Options Granted		Exercise Price (1)	Expiration Date (1)
David Turner	188,000	(2)	2.65	January 6,2016
David Davenport	144,000	(2)	2.65	January 6,2016
Adrian Jones	95,000	(2)	2.65	January 6,2016
Trevor Hayes	40,000	(2)	2.65	January 6,2016

(1)	All options described above have a term of ten years and an exercise price equal to the closing price of the ADSs, on the trading date immediately prior to the date of grant.

(2)	The options vest with 25% of the ADSs subject to the options vesting on September 26, 2006, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through September 26, 2009.

The following table sets forth, as of March 31, 2006, information concerning ADSs held by, and stock options granted to, the Company’s directors and executive officers.

	ADS/Share Ownership		Options Held
Name	Number	% of outstanding	Number	Exercise Price ($)	Expiration Date
Leo Paul Koulos	-	-	10,000	6.75	16-May-07
			10,000	6.75	15-Dec-08
			10,000	6.88	21-Jan-10
			19,481	1.54	4-Sep-12
			30,000	3.03	20-Jan-13
			25,000	5.02	14-Oct-14
George Volanakis	-	-	100,000	5.50	29-Mar-14
Ken Fowler	20,000	0.2%	75,000	1.51	25-Sep-12
Cynthia Chan	-	-	-	-
Trevor Hayes	-	-	40,000	2.65	6-Jan-16
David Turner	-	-	150,000	5.77	8-Jun-14
			188,000	2.65	6-Jan-16
Chris Franklin	-	-	5,000	1.56	11-Jan-11
			10,000	5.98	12-May-14
David Davenport	-	-	50,000	5.10	6-Dec-14
			144,000	2.65	6-Jan-16
Mark Summerfield	-	-	40,000	4.76	21-Jan-15
Adrian Jones	-	-	5,000	5.98	12-May-14
			95,000	2.65	6-Jan-16
K. H. Li	-	-	5,000	6.75	15-Dec-08
			5,000	6.88	21-Jan-10
			7,500	1.56	11-Jan-11
Franki Lee	-	-	15,000	4.87	19-Jun-13
Yim To	-	-	15,000	6.82	12-Mar-14

Item 7.   Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth beneficial ownership of the Company’s outstanding shares (in the form of American Depositary Shares) on June 29, 2006 by each person known by the Company to own beneficially more than 5% of the outstanding shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding (%) (1)

Gruber & McBaine Capital Management LLC and associated entities (2)	3,524,020	30.2
ChinaVest Partners IV and associated entities (3)	1,839,384	18.1
WS Capital LLC, et al.(4)	1,577,800	14.1
Heartland Advisors, Inc. (5)	1025,800	10.1
Heartland Group, Inc. (6)	563,000	5.5
________
(1)	Based on 10,176,943 Shares outstanding on June 29, 2006.

(2)
Based on the Quarterly Report on Form 13F for the quarter ended March 31, 2006, filed on May 9, 2006 by Gruber & McBaine Capital Management LLC (“GMCM”). The address for GMCM is 50 Osgood Place, Penthouse, San Francisco, California 94133. The number of Shares beneficially owned includes 2,024,020 Shares currently outstanding and 1,500,000 shares assuming conversion of $3,000,000 of convertible notes at $2.00 per share. In the calculation of the percentage of Shares outstanding, total Shares outstanding includes 10,176,943 Shares outstanding on June 29, 2006 and 1,500,000 Shares assuming conversion of $3,000,000 of convertible notes at $2.00 per share.

(3)
Based on SEC Form 5 filed on May 2, 2005, ChinaVest Partners IV is the general partner of ChinaVest IV, L.P., the beneficial owner of 1,839,384 American Depositary Shares of the Group (“Shares”). ChinaVest IV, L.P. is one of three affiliated venture capital Funds. ChinaVest Partners IV is also the general partner of one such other Fund, ChinaVest IV-A, L.P., a Delaware limited partnership. An affiliate of ChinaVest Partners IV, ChinaVest Management Limited, a Bermuda corporation, is the general partner of the third venture Fund, ChinaVest IV-B, L.P., a Bermuda limited partnership. ChinaVest IV-A, L.P. disposed of all of its Shares by distribution to its limited partners on December 17, 2004, as timely reported on Form 4. ChinaVest Partners IV has the power to vote and dispose of the Shares legally and beneficially owned by ChinaVest IV, L.P. ChinaVest IV, L.P. has ownership of 1,755,104 Shares of its outstanding securities. ChinaVest IV-B, L.P. owns 84,280 Shares of our outstanding securities. However, because ChinaVest Partners IV is the general partner of each of ChinaVest IV, L.P. and ChinaVest IV-A, L.P., and because an affiliate of ChinaVest Partners IV is the general partner of ChinaVest IV-B, L.P., the Shares legally owned by ChinaVest IV-B, L.P. are reported as being beneficially owned by ChinaVest Partners IV and ChinaVest IV, L.P..

(4)
Based on the Amendment to Statement of Beneficial Ownership on Form 13G/A, filed on May 4, 2006 by WS Capital LLC, et al. (“Walker Smith”). The address for Walker Smith is 300 Crescent Court, Suite 1111, Dallas, Texas 75201. The Number of Shares Beneficially Owned includes 577,800 shares currently outstanding and 1,000,000 shares assuming conversion of $2,000,000 of convertible notes at $2.00 per share. In the calculation of the Percentage of Shares Outstanding, total shares outstanding includes 10,176,943 shares outstanding on June 29, 2006 and 1,000,000 shares assuming conversion of $2,000,000 of convertible notes at $2.00 per share.

(5)
Based on the Quarterly Report on Form 13F for the quarter ended March 31, 2006, filed on May 15, 2006 by Heartland Advisors, Inc. The address of Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202.

(6)
Based on the Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q for the quarter ended March 31, 2006, filed on May 22, 2006 by Heartland Group, Inc. The address of Heartland Group, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202.

The Company’s major shareholders do not have voting rights that are different from other shareholders. Of the 10,176,943 shares outstanding at March 31, 2006, all were held in the form of ADSs, which are traded on the Nasdaq National Market under the symbol “CRGI.” At March 31, 2006, GMCM beneficially owned 19.9% of the Company’s outstanding stock, and accordingly, may be viewed as having a significant interest in the Company. Otherwise, the Company is not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person.

Related Party Transactions

On April 12, 2006, we executed an agreement with McGettigan, Wick & Co. to provide the Company with advisory services in respect to mergers and acquisitions activity. The agreement specifies fees equal to one percent of the transaction value upon closing of any merger or acquisition on which McGettigan, Wick & Co. advises the Company. On April 27, 2006, Mr. Charles Carroll McGettigan, a partner in McGettigan, Wick & Co., was appointed to the Company’s board of directors.

As noted above under Liquidity and Capital Resources, on April 28, 2006, we issued a private placement of convertible subordinated notes and warrants, with gross proceeds to the Group of $5.65 million, with certain institutional and individual accredited investors. Mr. George Volanakis, CEO of the Company, purchased $100,000 of the notes. Mr. Charles Carroll McGettigan purchased $50,000 of the notes.

On September 26, 2005, we executed an Executive Employment Agreement Amendment with Mr. George Volanakis. The material amendments therein included establishment of Mr. Volanakis’s position as CEO of the Group, an agreement by the Company to grant Mr. Volanakis 200,000 stock options and revision of Mr. Volanakis’s termination benefits, specifically those related to a change of control of the Group. The share options have not been granted and on January 6, 2006, an additional Executive Employment Agreement Amendment was executed with Mr. George Volanakis, the primary purpose of which was to cancel the share options noted and further revise termination benefits related to a change of control of the Group, by paying a cash settlement upon termination.

On April 15, 2006, we executed an Employment Agreement Amendment with Mr. Kenneth B. Fowler. The primary purpose of the amendment was to revise the notice period that the Company is required to provide to Mr. Fowler upon termination of his employment.

On December 6, 2005, we executed a revised Offer Letter to Mr. David Turner. The primary purpose of the revised letter was to revise the notice period that Corgi is required to provide to Mr. Turner upon termination of his employment.

On November 15, 2005, we executed a revised Offer Letter to Mr. David Davenport. The primary purpose of the revised letter was to revise the severance terms effective upon Corgi USA’s termination of Mr. Davenport’s employment.

Item 8.   Financial Information

Consolidated Statements and Other Financial Information

See Item 18 of this Annual Report, the contents of which are incorporated herein by reference.

Legal Proceedings

We are involved in various legal proceedings arising out of our operations in the ordinary course of business. We do not believe that such proceedings, even if determined adversely, will have a material adverse effect on our business, financial condition, or results of operations.

Dividend Policy

While we may pay dividends in the future, we currently intend to retain substantially all of our earnings for expansion of our operations in accordance with our business strategy. We did not declare a cash dividend or other dividend during the year ended March 31, 2006. In accordance with the terms of the convertible notes issued in April 2006, we are not allowed to declare dividends while the notes are outstanding.

Recent Developments

As disclosed in our Report of Foreign Private Issuer on Form 6-K filed on May 23, 2006, on April 28, 2006, we issued a private placement of convertible subordinated notes and warrants, with gross proceeds to the Group of $5.65 million, with certain institutional and individual accredited investors. The notes, in original principal amount of $5.65 million, mature in October 2008 and will be exchangeable at the option of the holders into the Company’s American Depositary Shares at a conversion price of $2.00 per share. The warrants (the “Warrants”) are exercisable for up to 988,750 of the Company’s American Depositary Shares for an exercise price of $0.07 per share if certain conditions are not met. We held an extraordinary general meeting for the purpose of shareholders’ approval of the underlying said American Depositary Shares on June 26, 2006. We have agreed to register for resale the American Depositary Shares issuable upon exchange of the notes and upon exercise of the warrants.

The notes bore interest at a rate of 11.0% per annum until shareholder approval was obtained on June 26, 2006, and bear a rate of 7.5% per annum thereafter. The warrants are exercisable if the Company fails to enter into a definitive agreement for a change of control transaction by June 27, 2006 or (b) if the Company enters into a definitive agreement for a change of control transaction by such date, the Company fails to consummate such transaction by October 25, 2006. If a registration statement covering the notes is not filed with the SEC on or prior to a specified filing deadline date, the Company will issue additional warrants pro rata to each note purchaser (the “Additional Warrants”), as liquidated damages and not as a penalty, in an amount equal to 50,000 ADSs (as adjusted for stock splits, combinations, reclassifications and the like) for each 30-day period or pro rata for any portion thereof following the filing deadline date for which no registration statement is filed. A waiver has been executed by all of the note holder amending certain of the above terms as follows:

•
the Warrants are exercisable if the Company fails to enter into a definitive agreement for a change of control transaction by August 31, 2006 or (b) if the Company enters into a definitive agreement for a change of control transaction by such date, such agreement is terminated prior to consummation of such change of control transaction,

•	all of the notes will automatically convert into the Company’s American Depositary Shares immediately prior to closing of such change of control transaction,

•	rights to exercise the Additional Warrants are waived,

•	additional time is granted with respect to the filing of the related registration statement with the SEC, and

•	the conversion price will be reduced if a private placement of the Company’s American Depositary Shares prior to the change of control transaction is completed at a price less than $2.00 per share.

Item 9.     The Offer and Listing

Historical Share Price Information

The annual high and low market prices, respectively, for the Company’s American Depositary Shares for the fiscal year ended March 31, 2006 were $4.86 and $2.60, for the year ended March 31, 2005 were $6.82 and $3.92; for the year ended March 31, 2004 were $10.30 and $3.50; for the year ended March 31, 2003 were $4.09 and $1.00; and for the year ended March 31, 2002 were $3.42 and $1.06. There is no public market for the Company’s Ordinary Shares.

The tables below set forth the high and low market prices for the Company’s American Depositary Shares for each quarter for the year ended March 31, 2006 and 2005.
	High	Low
Year ended March 31, 2006
First Quarter	$4.54	$3.52
Second Quarter	$4.86	$3.13
Third Quarter	$3.40	$2.65
Fourth Quarter	$3.50	$2.60
Year ended March 31, 2005
First Quarter	$6.82	$4.61
Second Quarter	$5.75	$4.01
Third Quarter	$6.09	$4.50
Fourth Quarter	$5.24	$3.92

The monthly high and low market prices, respectively, for the most recent six months for the year ended March 31, 2006 were $2.90 and $2.60 in March 2006, $3.50 and $2.62 in February 2006, $2.85 and $2.65 in January 2006, $3.00 and $2.65 in December 2005; $3.39 and $3.00 in November 2005 and $3.40 and $3.07 in October 2005. The market prices on April 28 (the date we issued our convertible notes) and August 22, 2006 were $2.54 and $1.84 respectively.

Markets

The Company’s ADSs have been listed on the Nasdaq Global Market since February 1997. The ADSs are traded on the Nasdaq Global Market under the symbol “CRGI.”

Item 10.   Additional Information

Memorandum and Articles of Association

The information contained under the heading “Memorandum and Articles of Association” in Item 10 of the Company’s Annual Report on Form 20-F for the Fiscal Year ended March 31, 2003 is incorporated by reference herein in its entirety.

Nasdaq rules require any foreign issuer that follows home country practice in lieu of any qualitative listing requirement to disclose in its annual reports filed with the Securities and Exchange Commission that it does not follow such qualitative listing requirement and to describe the home country practice followed by the issuer in lieu of such requirement. In February 1997, the Company was granted an exemption from the minimum quorum requirement for meetings of the holders of the Company’s Ordinary Shares. Under the Company’s Articles of Association, the requirement for a quorum at shareholder meetings is the presence of at least two shareholders in person or by proxy. The Hong Kong Companies Ordinance, Section 114AA (Cap. 32), provides that if a company has only one member, one member present in person or by proxy shall be a quorum of a meeting of the company.

Material Contracts

As of the date of this Annual Report, we are party to the following material contracts, copies enclosed in this Annual Report as exhibits:

Employment Agreement, by and between Corgi International Limited and George Volanakis, dated February 8, 2004.

Executive Employment Agreement Amendment, by and between Corgi International Limited and George Volanakis, dated September 26, 2005.

Executive Employment Agreement Amendment, by and between Corgi International Limited and George Volanakis, dated January 6, 2006.

Employment Agreement, by and between Corgi International Limited and Kenneth B. Fowler, dated September 25, 2002.

Employment Agreement Amendment, by and between Corgi International Limited and Kenneth B. Fowler, dated April 15, 2006.

Offer Letter, by and between Corgi USA, Inc. and David Davenport, dated November 15, 2005.

Offer Letter, by and between Corgi Classics Ltd. and David Turner, dated December 6, 2005.

Note and Warrant Purchase Agreement, by and among Corgi International Limited and purchasers named therein, and the promissory notes and warrants issued thereunder, and all transactions contemplated thereunder, dated April 28, 2006.

Receivables Finance Agreement, by and between Corgi Classics Ltd. and Coface Receivables Finance Limited, dated June 26, 2006.

Exchange Controls

The Company was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance in July 1977. The Company is governed by and subject to the provisions of Hong Kong law.

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

Our shareholders rights and liabilities are governed by the Companies Ordinance, the Memorandum of Association of the Company and the Articles of Association of the Company. Under Hong Kong law, shareholders are liable to pay the full purchase price of shares or ADSs registered in their name, but are not otherwise subject to liabilities vis-à-vis the Company in their capacity as shareholders.

Taxation

The following discussion under “Hong Kong Taxation” generally summarizes the material Hong Kong tax consequences of an investment in the Shares or ADSs and the material Hong Kong taxes applicable to our operations in Hong Kong. The discussion under “United States – Federal Income Tax Considerations” generally summarizes certain United States federal income tax consequences of an investment in the Shares or ADSs. The discussion under “United Kingdom Taxation” generally summarizes the material United Kingdom taxes applicable to our investment in the United Kingdom. The summaries do not address all the possible tax consequences relating to an investment in the Shares or ADSs and do not purport to address the tax consequences applicable to all categories of investors, some of which may be subject to special rules. In particular, the discussion does not address the tax consequences under state or local law or the laws of countries other than Hong Kong, the U.S. and the U.K. Accordingly, an investor is urged to consult its own tax advisor regarding the particular tax consequences to such investor of an investment in the Shares or ADSs. The following summaries are based upon laws and relevant interpretations thereof in effect at the date of this Annual Report, all of which are subject to change, possibly with retroactive effect.

Hong Kong Taxation

The following discussion summarizes the taxes applicable to the Group and our shareholders under Hong Kong law:

Profits Tax

We are subject to profits tax on profits (excluding capital profits) arising in or derived from the business we carry on in Hong Kong. The source of income is therefore the relevant factor, and this is generally a question of fact. There are certain situations where the Hong Kong tax authorities are prepared to accept apportionment of chargeable profits, for example when a Hong Kong-based company has carried out manufacturing operation in the PRC under an approved contract processing arrangement. The proportion of income originating from the PRC and Hong Kong respectively in such a situation is a question of fact. However, where apportionment is appropriate, the Hong Kong tax authorities usually adopt a 50:50 allocation unless compelling circumstances dictate otherwise.

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

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations relevant to U.S. Holders, as defined below, who own Shares or ADSs. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and foreign persons, or to persons that hold Shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the U.S. dollar, or persons treated as owning 10% or more of the voting power of our Shares, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or foreign tax considerations. This summary assumes that investors hold their Shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. Each investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the ownership and disposition of Shares or ADSs.

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

We will be treated as a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes if 75% or more of our gross income consists of certain types of “passive” income or 50% or more of our assets are passive. Based on our current and projected income, assets, and activities, we presently do not believe that we are a PFIC. This is, however, a factual determination that is made on an annual basis.

In addition, we will be treated as a “controlled foreign corporation” (a “CFC”) if in the aggregate 10% U.S. Holders own more than 50% of the voting power or the value of our equity. A “10% U.S. Holder” is a U.S. Holder who owns 10% or more of the voting power of our equity. Complex attribution rules apply in determining whether a person is treated as a 10% U.S. Holder and whether 10% U.S. Holders in the aggregate own more than 50% of the voting power or the value of the Group. Although we presently do not believe that it is a CFC, the principles for applying these tests are not entirely clear and this determination is based on factors beyond our control such as the identity of our shareholders, and in the case of our shareholders treated as pass-through entities for United States federal income tax purposes, the identity of the owners of such entities. Accordingly, we cannot assure U.S. Holders that we are not or will not become a CFC.

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

Dividends

Any cash distributions paid by the Group out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by the Group in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Shares or ADSs, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in HK dollars will be includible in income in a U.S. dollar amount based on the U.S. dollar – HK dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of HK dollars into U.S. dollars. Dividends received on shares or ADSs will not be eligible for the dividends received deduction allowable to United States corporations.

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

PFIC Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the Shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the Shares or ADSs and (ii) any “excess distribution” paid on the shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by the Group in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to it if we are or become a PFIC, as well as certain elections that may be available to such holder in order to mitigate such consequences.

Controlled Foreign Corporation Considerations

If we were to be classified as a CFC, a 10% U.S. Holder would be required to include in income its pro rata share of “Subpart F income” of the Group, which generally includes income of a passive nature such as dividends and interest, whether or not we pay dividends, and would be subject to special rules on the disposition of Shares or ADSs that may treat all or a portion of any gain as ordinary income. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if the Group is or becomes a CFC.

PRC Taxation

The following discussion summarizes the taxes applicable to the Group’s investment in the PRC under PRC law:

Income Tax

The Group’s investment is subject to the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises (“the Foreign Investment Enterprise Tax Law”). Pursuant to the Foreign Investment Enterprise Tax Law, Sino-foreign equity and contractual joint venture enterprises are generally subject to an income tax at a rate of 33%, which is comprised of a state tax of 30% and a local tax of 3%. Our production entity established in the open coastal area of Mainland China is subject to Mainland Chinese income tax at a rate of 27% (24% state income tax and 3% local income tax). The Foreign Investment Enterprise Tax Law generally exempts Sino-foreign equity and contractual joint venture enterprises engaged in production with an operating period of more than ten years from state and local income taxes for two years starting from the first profitable year of operations after offsetting prior years’ losses, followed by a 50% reduction in income tax rate for the next three years.

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

In the event that the Group’s PRC subsidiaries are liquidated, the portion of the balance of their assets or remaining property, after deducting undistributed profits, various funds and liquidation expenses, that exceeds the Group’s paid-in capital would be treated as income from liquidation, which would be subject to income tax at the same rate that would apply to the Group’s income as described under “Income Tax.”

United Kingdom Taxation

The following discussion summarizes the taxes applicable to our investment in the U.K. under U.K.  law:

The U.K. statutory corporation tax rate is 30%. The U.K. group companies are able to claim and surrender tax losses between them under the U.K. group’s relief provisions. As such, deductible interest expenses incurred within the U.K. parent company can be offset against taxable trading profits earned by trading entities within the U.K. group only in the same year.

Documents on display

Reports and other information filed by us may be inspected and copied at the Public Reference Section of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC also makes electronic filings publicly available on the Internet. The SEC’s Internet address is http://www.sec.gov. Our ADSs are quoted on the Nasdaq Global Market. Reports, proxy statements and other information concerning us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

Voting requirements

The Company is subject to the provisions of the Hong Kong Companies Ordinance, including its shareholder vote requirements. The shareholder vote requirements in the Hong Kong Companies Ordinance are generally more restrictive than the laws of most states of the United States and the shareholder vote listing requirements for the Nasdaq Stock Market. For example, the Hong Kong Companies Ordinance generally prohibits a Hong Kong corporation from issuing additional shares of its capital stock without the approval of its shareholders (unless the issue is pro rata to its existing shareholders), unless the shareholders of the corporation approve at its annual general meeting a resolution permitting the corporation’s board of directors to issue authorized but unissued shares of that corporation at such time and in such a manner as the board of directors of the corporation may, in its discretion, deem fit, in which case such general authorization automatically lapses at the corporation’s next annual general meeting. As permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, the Company has elected to follow the shareholder vote requirements of the Hong Kong Companies Ordinance in lieu of the shareholder vote requirements contained in Rule 4350(j) of the Nasdaq Marketplace Rules.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had $10.8 million in variable rate debt outstanding at March 31, 2006. We do not currently hedge our interest rate exposure. Based on our current level of variable rate debt, we believe that our financial position, results from operations and cash flows would not be adversely affected if the applicable interest rate were increased one percent.

Raw Materials Price Risk

If worldwide oil prices or zinc prices rise, our cost of sales could be expected to rise due to the related increase in the cost of petroleum-based products including plastic resins. The gross margin impact of such an increase in cost of sales could be partially offset by related price increases on new products hat we introduce to the market.

Foreign Currency Exchange Rate Risk

We are exposed to risk from changing foreign currency exchange rates. Our sales are denominated primarily in U.S. dollars, followed by GBP, HK dollars and Euros. Our expenses are denominated in U.S. dollars followed by HK dollars, RMB, GBP and Euros. We are subject to a variety of risks associated with changes in foreign currencies. For the years ended March 31, 2005 and 2004, we have entered into certain foreign currency forward contracts in order to settle trade payable denominated in foreign currencies. Any material increase in the value of the HK dollar, RMB, GBP or Euro relative to the U.S. dollar would increase our expenses and therefore would have a material adverse effect on our business, financial condition and results of operations. We had no derivative financial instruments as of March 31, 2006.

Since 1983, the Hong Kong government has maintained a policy of linking the U.S. dollar and the Hong Kong dollar at an exchange rate of approximately HK$7.80 to US$1.00. There can be no assurance that this link will be continued, although we are not aware of any intention of the Hong Kong government to abandon the link. On July 21, 2005, the People’s Bank of China announced the end of the RMB peg to the U.S. dollar. The bank increased the value of the RMB to 8.11 to one U.S. dollar – a 2.1% increase in its value – and decreed that henceforth the RMB would trade within a narrow band of 0.3% each day against a basket of currencies. Eliminating the dollar peg is seen by some economists as a first step toward a free-floating, and stronger, RMB. Uncertainty exists as to whether the PRC’s new currency policy will support further appreciation of the RMB. We source most of our finished products in the PRC. The appreciation of RMB will increase our product costs and may reduce our sales, especially to U.S. and European distributors and retailers.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

Breaches of Undertakings

For the year ended March 31, 2006, we have breached certain financial undertakings in respect to bank facilities provided by HSBC and KBC Bank N.V. (“KBC”). Specifically with regard to HSBC, we have not met minimum financial ratios related to consolidated tangible net worth, consolidated net borrowings to consolidated tangible net worth, current assets to current liabilities, interest coverage, and consolidated profits before interest and tax. Specifically with regard to KBC, we have not met the minimum financial ratio related to consolidated tangible net worth. Neither HSBC nor KBC have notified us that we are in a state of default, and we have continued to maintain banking relationships with each of these financial institutions.

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

In January 2005, we began implementation of a detailed plan to achieve compliance with the Sarbanes-Oxley (“SOX”) Act’s – Section 404 requirements. We engaged Ernst & Young as a consultant for the SOX Section 404 implementation project, and a Corgi SOX Steering Committee and related Project Management Office were formed. During the first quarter of calendar year 2005, we completed SOX training and performed a gap analysis of the existing internal controls versus the requirements stipulated in SOX Section 404 for all business segments. In the second quarter of calendar year 2005, we commenced review of internal control documentation within our Hong Kong and U.S. operations. We have postponed implementation of certain elements of the review effort while focusing on efforts related to mergers, acquisitions and dispositions; nevertheless, management has assessed that according to the current project progress, we should be able to meet the SOX Section 404 compliance deadline of March 31, 2008.

In early August 2006, the SEC announced further revisions to SOX Section 404 implementation deadlines for non-accelerated filers such as Corgi. While the announcement extends the time before a report of independent registered public accounting firm will be required on our internal controls over financial reporting, it does not extend the time within which our management is required to report on the effectiveness of our internal controls over financial reporting. Therefore, based on this recent announcement, we do not anticipate any changes in our SOX Section 404 implementation plan.

Changes in Internal Controls

There were no significant changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have refined, and intend to continue to refine, our internal controls on an ongoing basis with a view towards continuous improvements.

Item 16A.   Audit Committee Financial Expert

The Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” (as defined in Part (b) of Item 16A of Form 20-F) serving on the Audit Committee.

Item 16B.   Code of Ethics

We have developed a Code of Conduct and Ethics Policy that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as all other employees, officers and directors of the Group. A copy of our Code of Conduct and Ethics Policy is available in the corporate gove rnance section of our website at www.corgi-international.com.

Item 16C.   Principal Accountant Fees and Services

	Year ended March 31, (in thousands)
	2006	2005
Audit fees billed (1)	$462	$463
Tax fees billed (2)	34	48
All other fees billed (3)	–	75
Total	$496	$586

(1)	These are fees for professional services performed by KPMG for the audit of our annual financialstatements and services that are normally provided in connection with statutory and regulatory filings.

(2)	These are fees for professional services performed by KPMG with respect to tax compliance and tax advice.

(3)	These are fees for all other services received from KPMG except those separately defined above.

The Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services. The Audit Committee approved all of the audit and non-audit services relating to the fees listed above for the fiscal years ended March 31, 2006 and 2005.

PART III

Item 18.     Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Corgi International Limited:

We have audited the accompanying consolidated balance sheets of Corgi International Limited (formerly known as “Zindart Limited”) and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corgi International Limited and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has net current liabilities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG
August 22, 2006 Hong Kong

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets
March 31, 2006 and 2005
(US dollars in thousands, except share data)

	Note	2006	2005
ASSETS
Current assets:
Cash and cash equivalents		$820	$7,012
Available-for-sale investments		-	25
Trade accounts receivable, net	3	10,061	6,579
Inventories	4	10,272	6,864
Prepaid expenses and other current assets		3,852	3,341
Income taxes receivable	11	688	201
Deferred tax assets	11	-	260
Assets of discontinued operations	2	-	29,243
Total current assets		25,693	53,525
Property, plant, and equipment, net	5	16,457	7,933
Land use rights, net	6	935	-
Deferred tax assets	11	-	1,874
Goodwill	7	16,944	35,312
Total assets		$60,029	$98,644

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Short-term debt	8	$10,777	$3,876
Current installments of obligations under capital leases	9	635	-
Trade accounts payable		11,230	4,450
Receipts in advance		1,298	464
Accrued expenses	10	8,016	2,800
Income taxes payable	11	367	-
Liabilities of discontinued operations	2	-	23,073
Total current liabilities		32,323	34,663
Obligations under capital leases, excluding current installments	9	219	-
Deferred tax liabilities	11	-	235
Total liabilities		32,542	34,898
Minority interests		-	693

Stockholders’ equity:
Common stock, $0.0646 (equivalent of HK$0.50) par value; authorized 15,000,000 shares; issued and outstanding 10,176,943 shares in 2006 and 9,636,943 shares in 2005		657	623
Additional paid-in capital		41,506	40,229
(Accumulated deficit) retained earnings		(15,765)	19,590
Accumulated other comprehensive income		1,089	2,611
Total stockholders’ equity		27,487	63,053
Total liabilities and stockholders’ equity		$60,029	$98,644

See accompanying notes to consolidated financial statements

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss
Years ended March 31, 2006, 2005 and 2004
(US dollars in thousands, except share data)

	Note	2006	2005	2004
Net sales		$76,394	$92,740	$95,819
Cost of goods sold		(61,338)	(69,160)	(65,300)
Gross profit		15,056	23,580	30,519
Selling, general, and administrative expenses		(27,905)	(30,965)	(32,531)
Impairment loss on goodwill		(18,782)	-	-
Impairment loss on long-lived assets		(1,439)	-	-
Operating loss		(33,070)	(7,385)	(2,012)
Other (expense) income:
Interest income		85	138	39
Interest expense		(1,038)	(1,204)	(905)
Other income (loss)		446	104	(130)
Loss before income taxes and minority interests		(33,577)	(8,347)	(3,008)
Income tax (expense) benefit	11	(1,907)	612	(121)
Loss before minority interests		(35,484)	(7,735)	(3,129)
Minority interests		31	(138)	(298)
Loss from continuing operations		(35,453)	(7,873)	(3,427)
Income (loss) from discontinued operations, net of tax (including gain on disposal of $984 in 2005)	2	-	352	(1,882)
Loss before extraordinary items		(35,453)	(7,521)	(5,309)
Extraordinary gain, net of nil tax	12	98	418	-
Net loss		$(35,355)	$(7,103)	$(5,309)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments		(1,550)	324	2,948
Unrealized loss on available-for-sale investments		-	(38)	-
Reclassification adjustment for realized loss on available-for-sale investments included in net loss		38	-	-
Reclassification adjustment for derivatives instruments included in net loss		(10)	398	-
Net unrealized gain (loss) on derivative instruments		-	10	(398)
Comprehensive loss		$(36,877)	$(6,409)	$(2,759)

Loss per common share:
Basic:
Loss from continuing operations		$(3.63)	$(0.83)	$(0.38)
Income (loss) from discontinued operations		-	0.04	(0.22)
Extraordinary gain		0.01	0.04	-
Net loss	20	$(3.62)	$(0.75)	$(0.60)

Diluted:
Loss from continuing operations		$(3.63)	$(0.83)	$(0.38)
Income (loss) from discontinued operations		-	0.04	(0.22)
Extraordinary gain		0.01	0.04	-
Net loss	20	$(3.62)	$(0.75)	$(0.60)

Weighted average number of common shares outstanding:
Basic	20	9,763,957	9,487,129	8,907,015
Diluted	20	9,763,957	9,487,129	8,907,015

See accompanying notes to consolidated financial statements

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity
Years ended March 31, 2006, 2005 and 2004
(US dollars in thousands, except share data)

	Common Stock		Additional	Retained Earnings/	Accumulated Other	Total
	Number of Shares	Amount	Paid-In Capital	(Accumulated Deficit)	Comprehensive(Loss) Income	Stockholders’ Equity
Balances at March 31, 2003	8,834,125	$571	$38,634	$32,002	$(633)	$70,574
Net loss	-	-	-	(5,309)	-	(5,309)
Foreign currency translation adjustments	-	-	-	-	2,948	2,948
Common stock issued upon exercise of stock options	188,443	12	363	-	-	375
Net unrealized loss on derivative instruments	-	-	-	-	(398)	(398)
Balances at March 31, 2004	9,022,568	583	38,997	26,693	1,917	68,190
Net loss	-	-	-	(7,103)	-	(7,103)
Foreign currency translation adjustments	-	-	-	-	324	324
Common stock issued upon exercise of stock options	614,375	40	1,021	-	-	1,061
Stock option compensation costs	-	-	211	-	-	211
Net unrealized gain and reclassification adjustment on derivative instruments	-	-	-	-	408	408
Unrealized loss on available-for-sale investments	-	-	-	-	(38)	(38)
Balances at March 31, 2005	9,636,943	623	40,229	19,590	2,611	63,053
Net loss	-	-	-	(35,355)	-	(35,355)
Foreign currency translation adjustments	-	-	-	-	(1,550)	(1,550)
Common stock issued upon exercise of stock options	540,000	34	1,277	-	-	1,311
Reclassification adjustment for derivatives instruments included in net loss	-	-	-	-	(10)	(10)
Reclassification adjustment for realized loss on available-for-sales investments included in net loss	-	-	-	-	38	38
Balances at March 31, 2006	10,176,943	$657	$41,506	$(15,765)	$1,089	$27,487

See accompanying notes to consolidated financial statements

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended March 31, 2006, 2005 and 2004
(US dollars in thousands)

	2006	2005	2004
Net cash (used in) provided by operating activities (note 14)	$(1,935)	$(3,908)	$3,511

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	19	552	3
Purchases of property, plant and equipment	(3,535)	(4,150)	(5,035)
Proceeds from sale of discontinued operations	-	14,250	-
Cash advance to discontinued operations	-	-	(192)
Net cash (used in) provided by investing activities	(3,516)	10,652	(5,224)

Cash flows from financing activities:
Proceeds from issuance of common stock	1,311	1,061	375
(Decrease) increase in short-term debt	(320)	1,323	3,408
Repayment of long-term debt	-	(2,208)	(4,082)
Repayment of capital element of capital leases	(786)	(687)	(517)
Dividends paid by subsidiaries to their minority shareholders	-	(155)	(70)
Purchase of minority interests in a subsidiary	-	(666)	-
Net cash provided by (used in) financing activities	205	(1,332)	(886)
Effect of translation adjustments on cash and cash equivalents	(1,305)	420	2,946

Net (decrease) increase in cash and cash equivalents from continuing operations	(6,551)	5,832	347
Cash flows of discontinued operations (revised - note 1(a))
Operating cash flows	-	-	5,671
Investing cash flows	-	-	(4,532)
Financing cash flows	-	-	(866)
Net cash provided by discontinued operations	-	-	273

Total (decrease) increase in cash and cash equivalents	(6,551)	5,832	620
Cash and cash equivalents at beginning of year	7,012	1,539	1,973
Cash and cash equivalents re-classified to (from) held and use	359	(359)	-
Less cash and cash equivalents at end of year of discontinued operations	-	-	(1,054)
Cash and cash equivalents at end of year	$820	$7,012	$1,539

See accompanying notes to consolidated financial statements

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements
March 31, 2006, 2005 and 2004
(in US dollars, unless otherwise stated)

(1)   Summary of Significant Accounting Policies and Practices

(a)   Description of Business and Basis of Presentation

On October 26, 2005, Corgi International Limited (“the Company”) announced that it had changed its corporate name from Zindart Limited to Corgi International Limited to reflect the Company’s focus on its franchise for die-cast collectible products and children’s toy lines. The Company was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance in July 1977. The Company’s American Depositary Shares have been listed on the Nasdaq National Market since February 1997.

The Company and its subsidiaries (“the Group”) are principally engaged in the manufacturing of die- cast and injection-molded plastic products and the design, manufacturing, marketing and distribution of die-cast products under its proprietary brand names. As of March 31, 2006, the operations of the Group consist of Corgi Classics Holdings Limited and its subsidiaries (“Corgi”), whose operations are primarily in the United Kingdom (“U.K.”) and the United States (“U.S.”), and Zindart Manufacturing Limited (“Zindart Manufacturing”) whose operations are primarily in Hong Kong and the People’s Republic of China (the “PRC”).

In May 2004, the Company completed the sale of Hua Yang Holdings Co., Ltd. and its subsidiaries (“Hua Yang”) for gross consideration of $24.25 million, less indebtedness of $10.0 million, resulting in net cash consideration of approximately $14.25 million and a gain on disposal of $984,000. The results of operations and cash flows of Hua Yang were presented as a discontinued operations in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset (“SFAS No. 144”) for the year ended March 31, 2004 in the accompanying consolidated statements of operations and comprehensive loss and cash flows and notes thereto. For the year ended March 31, 2004, the Group had previously reported the cash flows attributable to Hua Yang on a combined basis as a single amount, rather than separately disclosing the operating, investing and financing portions thereof. The accompanying statements of cash flows for the year ended March 31, 2004 have been revised to separately disclose the operating, investing and financing portions of Hua Yang.

As of March 31, 2005, Zindart Manufacturing was reported as a discontinued operation in accordance with SFAS No. 144, and accordingly, the assets and liabilities associated with Zindart Manufacturing as of March 31, 2005 and the related results of operations and cash flows were presented as discontinued operations in the Company’s previously reported 2005 financial statements. As of March 31, 2006, due to circumstances that previously were considered unlikely (see note 2), Zindart Manufacturing no longer met the criteria to be classified as a discontinued operation under SFAS No. 144, and accordingly, the results of operations and cash flows associated with Zindart Manufacturing for the years ended March 31, 2005 and 2004 have been reclassified back to present Zindart Manufacturing as held and used or continuing operations. The major classes of assets and liabilities associated with Zindart Manufacturing as of March 31, 2005 are disclosed in note 2.

The accompanying consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and the Company’s ability to maintain credit facilities adequate to support its working capital requirements. As discussed below, the Company has continued to suffer recurring losses from operations and generate negative cash flows that raise substantial doubt regarding its ability to continue as a going concern.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Management’s plans in regard to these matters are also described below. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company continues to face difficult market conditions, which have caused significant operating losses and placed considerable pressure on the Company’s liquidity. The Company has incurred significant operating losses and net losses in each of the three years in the three-year period ended March 31, 2006. As of March 31, 2006, the Company had an accumulated deficit of $15,765,000. As of March 31, 2006, the Company had cash and cash equivalents totaling $820,000, and available credit facilities of $15,250,000 of which $10,777,000 were utilized as borrowings. The available banking facilities of $15,250,000 reflected a temporary reduction of banking facilities from the Agricultural Bank of China (“ABC”) from $7,398,000 to $3,267,000 as of March 31, 2006 due to macro-economic controls in the PRC under which limits had been placed on ABC’s authority to lend to its banking clients. As of August 22, 2006, the Group has been repaying amounts drawn on its banking facilities in accordance with the repayment terms.

As of March 31, 2006, the Company had breached certain financial undertakings in respect to two bank facilities. The Company did not meet minimum financial ratios related to consolidated tangible net worth, consolidated net borrowings to consolidated tangible net worth, current assets to current liabilities, interest coverage, and consolidated profits before interest and tax. The lenders have not notified the Company that it is in a state of default, and the Company has continued to maintain banking relationships with each of these financial institutions. For both facilities, the lenders have the right to demand payment of all amounts owed at any time, irrespective of whether the Company had complied with the financial undertakings. As of March 31, 2006, total outstanding borrowings under these two credit facilities amounted to $3,241,000.

With respect to the first credit facility, as of March 31, 2006, the lender had suspended further utilization of the credit facility. Total outstanding borrowing under this credit facility amounted to $1,322,000 as of March 31, 2006. On April 24, 2006, a repayment schedule was agreed with the lender whereby the Company has agreed to repay $150,000 per month, with the remaining balance to be repaid by November 26, 2006.

With respect to the other credit facility, the lender has revised the terms of the credit facility by reducing the available amount to be drawndown from $2,564,000 to $2,051,000 and requiring the Company to maintain a $1,000,000 restricted cash deposit with the lender. As of August 22, 2006, the Company has not signed the revised agreement as the Company is still in negotiation with the lender with respect to the term requiring the Company to place a $1,000,000 restricted deposit with the lender. As of March 31, 2006, the total amount outstanding under this facility amounted to $1,919,000.

In April 2006, the Company responded to the liquidity deterioration by issuing convertible notes and warrants in a private placement for aggregate proceeds amounting to $5,650,000 (see note 21) and replacing its existing $4,400,000 overdraft facility with a $8,700,000 receivable discounting facility in June 2006. However, the utilization of the receivable discounting facility will depend on actual sales levels. The amount available for utilization under the discounting facility will be less than the amount available under the overdraft facility to the extent actual sales are lower than historical sales. The proceeds of the private placement have been substantially utilized as required to fund working capital deficits.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

In the event that market conditions and demand for the Company’s products continue to deteriorate and decline, causing operating losses and negative cash flows from operations to continue and, despite its best efforts, the Company is unable to secure additional financing sources from lenders and/or other parties to fund its operations and obligations, the Company will be required to dispose of business units or assets, perhaps at a significant discount to the fair value thereof, seek bankruptcy protection or commence liquidation or other administrative proceedings.

Should the Company be unable to continue as a going concern, adjustments would have to be made to reduce the value of assets to their liquidation amounts, which may be lower than the assets’ carrying amount, and to provide for liabilities which might arise in connection with the liquidation and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these adjustments have not been reflected in the financial statements.

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

(d)   Available-For-Sale Investments

The Company classifies its investment securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of investment securities are determined on a specific-identification basis and included in other income.

A decline in the fair value of an investment security below cost that is deemed to be other-than- temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. In determining whether impairment is other-than- temporary, the Company considers whether it has the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of investment and considers whether evidence indicating the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Evidence considered in this assessment includes the cause of the decline, the severity and duration of the decline, changes in value subsequent to year-end and forecasted performance of the investment.

Dividend and interest income are recognized when earned.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

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

Zindart Manufacturing has entered into receivables purchase agreements with a financial institution whereby it transferred and sold eligible trade accounts receivable to the financial institution. Under the terms of certain agreements, to the extent the trade accounts receivable transferred are still unpaid by specified overdue dates, the relevant customers become insolvent or disputes occur between Zindart Manufacturing and the relevant customer in respect of the relevant sales, the financial institution has the right to immediate recourse to the receivable sold, depending on the arrangements agreed and stipulated in the receivable purchase agreements. SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities requires the following three conditions to be met for a sale of receivables to be accounted for as a sale.

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

None of the sale of receivables as of March 31, 2006 and 2005 satisfied the above three conditions and thus, none was accounted for as a sale. For sale of receivables for which Zindart Manufacturing did not surrender control over the transferred assets, including those with recourse provisions, the trade accounts receivable were not derecognized and the proceeds of the transfer were recorded as short-term debt, which amounted to $533,000 and $Nil as of March 31, 2006 and 2005, respectively.

(f)   Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO) for all inventories. Costs of work-in-process and finished goods consist of direct materials, direct labor and an attributable portion of production overheads.

(g)   Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities (“SFAS 133”) as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset, liability or an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge), or a hedge of a net investment in a foreign operation. For hedging relationships, the Company documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedging item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings. Changes in the fair value of those derivative instruments that are not designated as hedges are reported in current period earnings.

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

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(h)   Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Plant and equipment under capital leases are stated at the present value of minimum lease payments less accumulated amortization. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of buildings is 25 to 50 years; machinery and tooling is 2 to 12 years; furniture and office equipment is 5 to 8 years; and motor vehicles is 3 to 4 years. Plant and equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation and amortization on property, plant and equipment for the years ended March 31, 2006, 2005 and 2004 were $5,962,000, $6,677,000 and $6,387,000, respectively.

(i)   Land Use Rights

Land use rights are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the land use lease term of 50 years.

(j)   Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company follows the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon a combination of multiple of earnings, discounted future cash flows and the projected profitability of the market in which it operates. In the case that the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value.

SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

(k)   Receipts in Advance

Receipts in advance represent advance payments received from customers for molds specifically made for production of products ordered by the customers. The amount is recognized as income upon the delivery of the first lot of products produced using the molds.

(l)   Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs for the years ended March 31, 2006, 2005 and 2004 were $2,026,000, $2,611,000 and $1,215,000, respectively and included as part of selling, general and administrative expenses.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(m)   Advertising Costs

Advertising costs represent amounts paid to third parties for direct advertising events and are expensed as incurred. Advertising costs for the years ended March 31, 2006, 2005 and 2004 were $4,540,000, $5,408,000, and $6,997,000, respectively.

(n)   Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. A valuation allowance is provided to reduce the deferred tax assets to an amount that is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(o)   Stock Option Plan

The Group applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standard Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Group has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted the alternate disclosure requirements of SFAS No. 123. The following table sets forth pro forma information as if compensation cost has been determined consistent with the requirements of SFAS No. 123 (in thousands, except share data)

	2006	2005	2004
Reported net loss	$(35,355)	$(7,103)	$(5,309)
Add back total stock-based employee compensation expenses under APB No.25	-	211	-
Deduct stock-based employee compensation expense determined under fair-value-based method for all rewards	(794)	(735)	(159)
Pro-forma net loss	$(36,149)	$(7,627)	$(5,468)

Loss per common share:
Basic - as reported	$(3.62)	$(0.75)	$(0.60)
Basic - pro forma	$(3.70)	$(0.80)	$(0.61)

Loss per common share:
Diluted - as reported	$(3.62)	$(0.75)	$(0.60)
Diluted - pro forma	$(3.70)	$(0.80)	$(0.61)

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(p)   Use of Estimates

The preparation of the consolidated financial statements requires management of the Group to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include recoverability of the carrying amount of property, plant and equipment; fair value of the reporting unit when evaluating goodwill impairment, valuation allowances for receivables and deferred tax assets; and realizable values of inventories. Actual results could differ from those estimates.

(q)   Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount for which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale are reported separately in the asset and liability sections of the balance sheet.

(r)   Revenue Recognition

The Group recognizes revenue when products are shipped and, in certain arrangements, when the products reach the destination as specified by the customers, which is when title is passed and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The Group follows Staff Accounting Bulletin No. 104, which provides guidance on the application of these criteria to product sales. These criteria are that there be an arrangement to sell the product, the Group has delivered the product in accordance with that arrangement, the sales price is fixed or determinable, and collectibility is probable. If these criteria are not met, the associated revenue is deferred until the criteria are met.

The provisions for trade discounts, products returns, incentive programs for distributors and end customers are recorded as a reduction of revenue in the same period the related revenue is recognized. The provision is estimated based on factors that include, but are not limited to, historical sales returns, discounts given and current known trends. Should the actual product returns and allowances exceed the estimates, additional reductions to the Group’s revenue would result.

(s)   Shipping and Handling Costs

The Group records costs incurred for shipping and handling of the products as selling expenses in the consolidated statements of operations. The shipping and handling costs for the years ended March 31, 2006, 2005 and 2004 were $1,865,000, $2,534,000 and $2,404,000, respectively.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

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

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in cost of goods sold in the consolidated statements of operations as the foreign exchange gains and losses arose from the purchase or production of inventories. Aggregate gains or losses from foreign currency transactions for the years ended March 31, 2006, 2005 and 2004 were gains of $656,000 losses of $28,000 and losses of $310,000, respectively.

(u)   (Loss) Earnings per Common Share

Basic (loss) earnings per common share is computed in accordance with SFAS No. 128, Earnings Per Share, by dividing the net (loss) income by the weighted average number of common shares outstanding during the year. Diluted (loss) income per common share is computed based on dividing the net (loss) income by the weighted average number of common shares outstanding and giving effect to the dilutive potential of outstanding stock options to the extent the effect of including such securities were dilutive during the year.

Stock options outstanding for the years ended March 31, 2006, 2005, and 2004 were not included in computing diluted loss per common share since their effects were anti-dilutive due to the net loss from continuing operations for each year.

(v)   Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade accounts receivable, short-term debt, and trade accounts payable approximate their fair values because of the short maturity of these instruments.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(w)   Recent Accounting Pronouncements

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement requires the measurement of the cost of employee services received in exchange for stock compensation to be based on the grant-date fair value of the employee stock options. Public registrants are required to adopt SFAS No. 123R at the beginning of the fiscal year that begins after June 15, 2005 and accordingly, the Company has adopted this statement on April 1, 2006 under the modified prospective method of application. Under that method, the Company has recognized compensation costs for new grants of share-based awards, awards modified after the effective date, and the remaining portion of the fair value of the unvested awards at the adoption date. The Company expects that the adoption of SFAS No. 123R will have an impact on its results of operations; however, the amount and materiality of the impact will depend on the amount and type of share-based payments granted in future periods.

In December 2004, the FASB issued SFAS No. 151, Inventory Costs - An Amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in inventory cost as a component of overhead. Further, SFAS No. 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a significant effect on its consolidated financial statements.

In March 2005, the FASB published FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies the term “conditional asset retirement obligation” used in FASB Statement No. 143, “Accounting For Asset Retirement Obligations,” and when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No.154, Accounting Changes and Error Correction, (“SFAS No. 154”). SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This statement also provides guidance on derecognition, classification, interest and penalties, accounting in the interim periods, disclosure, and transition. This statement is effective for fiscal years beginning after December 15, 2006. The Company is in the process of determining the impact, if any, of FIN 48 on its consolidated financial statements.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(2)   Discontinued Operations

In March 2004, the Company’s board of directors resolved to sell Hua Yang. In the accompanying statements of operations and cash flows, Hua Yang was reported as a discontinued operation in the year ended March 31, 2004. In May 2004, the Company completed the sale of Hua Yang and recorded a gain on disposal of $984,000 for the year ended March 31, 2005. Terms for the sale included net cash consideration of $14,250,000, less 10% to be held by an escrow agent until the closing balance sheet has been audited and accepted by the buyer, which will be less than one year subsequent to the sale date. The closing balance sheet audit was completed during the year ended March 31, 2005 and did not result in any adjustment to the selling price.

The operating results of the Hua Yang, including the gain on sale, for the years presented were as follows (in thousands):

	2006	2005	2004
	Hua Yang	Hua Yang	Hua Yang
Net sales	$-	$3,816	$34,348
Income (loss) before income taxes	$-	$324	$(2,111)
Income tax benefit	-	28	229
Income (loss) from discontinued operations	$-	$352	$(1,882)

In March 2005, the Company’s board of directors resolved to sell Zindart Manufacturing and initiated an active program to locate a buyer. As of March 31, 2005, Zindart Manufacturing was available for immediate sale in its then present condition subject only to terms that are usual and customary for the sale. In addition, the Group considered the sale of Zindart Manufacturing to be probable, and believed that it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn. As of the year ended March 31, 2005, the Group reported Zindart Manufacturing’s operations as discontinued operations and accordingly, the assets and liabilities associated with Zindart Manufacturing as of March 31, 2005 and related results of operations and cash flows were presented as discontinued operations in the Company’s previously reported 2005 financial statements.

As of and during the year ended March 31, 2006, circumstances that previously were considered unlikely arose that caused management to believe that the sale of Zindart Manufacturing was no longer probable of being completed. During the year ended March 31, 2006, a transaction with a potential buyer was not completed due to certain procedures necessary to complete the sale were unexpectedly delayed and at the same time, market conditions had deteriorated that caused Zindart Manufacturing to be less attractive to the potential buyer at the price management marketed it for sale. Management has no plans to further reduce the selling price of Zindart Manufacturing to effect the sale and accordingly, as of March 31, 2006, the results of operations and cash flows of Zindart Manufacturing were reclassified from discontinued operations to continuing operations for all years presented.

In connection with the reclassification of Zindart Manufacturing as held and used, the Group recorded an impairment charge of $1,439,000 with respect to the property, plant and equipment and land use rights associated with Zindart Manufacturing since the estimated fair values of the assets were lower than the assets’ carrying amounts before the disposal group was classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held and used.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

 The assets and liabilities associated with Zindart Manufacturing as of March 31, 2005 were not reclassified in the accompanying consolidated balance sheets as held and used. At March 31, 2005, the major classes of assets and liabilities associated with Zindart Manufacturing were as follows (in thousands):

2005
Zindart Manufacturing
Cash and cash equivalents	$359
Trade accounts receivable, net	6,379
Inventories	7,773
Property, plant, and equipment, net	12,846
Land use rights, net	1,083
Goodwill	414
Other assets	389
Total assets	29,243
Short-term debt	(7,221)
Trade accounts payable	(8,798)
Obligation under capital leases	(1,460)
Accrued expenses	(4,924)
Deferred tax liabilities	(26)
Other liabilities	(644)
Total liabilities	(23,073)
Net assets of discontinued operations	$6,170

 As at March 31, 2006 and 2005, the minority interests of $Nil and $693,000, respectively, reflected in the accompanying consolidated balance sheets were associated with Zindart Manufacturing.

(3)   Trade Accounts Receivable

 Trade accounts receivable consists of the following (in thousands):

	2006	2005
Trade accounts receivable	$10,421	$7,355
Less allowance for doubtful accounts	(360)	(776)
Trade accounts receivable, net	$10,061	$6,579

 Movements of allowance for doubtful accounts are as follows (in thousands):

	2006	2005	2004
Balance at beginning of year	$776	$1,080	$1,786
Adjustments related to Zindart Manufacturing (note)	97	(97)	-
Write-offs/written back	(513)	(207)	(706)
Balance at end of year	$360	$776	$1,080
________________
(note)
The balance of allowance for doubtful accounts in relation to Zindart Manufacturing in 2005 was classified as discontinued operations and was reclassified back in 2006 when Zindart Manufacturing was reclassified as held and used.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(4)   Inventories

 Inventories consist of the following (in thousands):

	2006	2005
Raw materials	$1,483	$-
Work in process	1,348	-
Finished goods	7,441	6,864
	$10,272	$6,864

 As of March 31, 2005, inventories related to Zindart Manufacturing, which are not reflected in the table above, amounted to $7,773,000 (note 2) and consisted of $2,326,000 of raw materials, $2,127,000 in work in progress and $3,320,000 in finished goods.

(5)   Property, Plant and Equipment

 Property, plant and equipment consists of the following (in thousands):

	2006	2005
Buildings	$7,878	$40
Machinery and tooling	36,256	33,936
Furniture and office equipment	5,080	5,628
Motor vehicles	158	64
Cost	49,372	39,668
Less accumulated depreciation	(32,915)	(31,735)
Property, plant and equipment, net	$16,457	$7,933

 As of March 31, 2005, net property, plant and equipment related to Zindart Manufacturing, which are not reflected in the table above, amounted to $12,846,000 comprising total cost of $31,921,000 including buildings of $13,867,000, machinery and tooling of $14,911,000, furniture and office equipment of  $2,684,000, and motor vehicles of $459,000, less accumulated depreciation of $19,075,000.

(6)   Land Use Rights

 At March 31, 2006 and 2005, the land use rights of $935,000 and $1,083,000 (note 2), respectively, were associated with Zindart Manufacturing which has the right to use the land for a period of 50 years until 2044 and 2047.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(7)   Goodwill

 At March 31, 2006 and 2005, the Group’s goodwill related primarily to the acquisition of Corgi Classics Holdings Limited in July 1999.

 Under SFAS 142, goodwill is required to be tested for impairment on an annual basis or on an interim basis if an event or change in circumstances indicates that the asset might be impaired at the reporting unit level. The goodwill arising from the acquisition of Corgi Classics Holdings Limited was allocated to the Corgi reporting unit. At the end of each of its fiscal year, the Company performs goodwill impairment testing to determine whether the goodwill has been impaired and the extent of such impairment, if any. The methods used in the Company’s testing of goodwill impairment are as follows: 1) The Company determines the fair market value of the Corgi reporting unit by using the valuation performed by a third-party valuer using the discounted cash flow methodology. In estimating the discounted future cash flows, the Company follows FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, by taking into account the Company’s expectations about possible variations in the amount or timing of those cash flows, the risk-free rate of interest and the discounted interest rate. 2) The Company then compares the estimated fair value of the Corgi reporting unit with the carrying value of the Corgi reporting unit, including goodwill. 3) To the extent the fair value of the Corgi reporting unit is less than the carrying value, the second step is performed which compares the implied fair value of the Corgi reporting unit’s goodwill to the book value of the goodwill.

 As of March 31, 2005 and 2004, the estimated fair value of the Corgi’s reporting unit (as determined using the valuation performed by a third-party valuer using the discounted cash flow methodology) exceeded the carrying amount of the reporting unit (including goodwill) and therefore, no goodwill impairment for the years ended March 31, 2005 and 2004 was recognized.

 For the year ended March 31, 2006, as a result of the Group’s annual goodwill impairment test, a goodwill impairment loss of $18,368,000 was recognized. The impairment loss arises as the implied fair value of the goodwill of Corgi was $16,944,000, which was lower than the carrying amount of goodwill of $35,312,000. The facts and circumstances leading to the goodwill impairment charge were primarily due to lower expected future cash flows as a result of poor customer reception of Corgi’s products in the United Kingdom, and reduced gross profit margins due to a shift in Corgi sales mix towards more low- margin mass-market products.

 In connection with the reclassification of Zindart Manufacturing as held and used, the Company recorded an impairment charge of goodwill of $414,000 to reflect the decrease in the fair value of Zindart Manufacturing due to the deterioration of market conditions in which Zindart Manufacturing operates.

 At March 31, 2006, the carrying value of goodwill was $16,944,000, net of the impairment charge of $18,782,000.

(8)   Short-Term Debt

 At March 31, 2006 and 2005, the short-term debt represents the utilization of the overdraft and working capital facilities granted by banks. As at March 31, 2005, utilization of the overdraft and working capital facilities by Zindart Manufacturing was $7,221,000 (note 2). The weighted average interest rate of the outstanding borrowings was approximately 8.7%, 8.4% and 6.9% for the years ended March 31, 2006, 2005 and 2004, respectively.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

 At March 31, 2006 and 2005, Corgi had revolving banking facilities of $4,348,000 and $5,666,000, respectively that were collateralized by fixed and floating charges over substantially all of the assets of Corgi Classics Limited, including the assets of its subsidiaries, Corgi Classics Inc., Lledo Collectibles Limited and Icon Collectibles Limited, with an aggregate net book value of $35,171,000. The amount outstanding under these facilities as of March 31, 2006 was $3,736,000.

 At March 31, 2006 and 2005, Zindart Manufacturing had banking facilities consisting of uncommitted credit facilities, receivables purchase and letters of credit arrangements with various banks that provided for borrowings of up to approximately $10,902,000 and $12,215,000 respectively. Substantially all of the short-term debt outstanding at March 31, 2006 represented borrowings made under these banking facilities. Portions of such facilities are secured by certain Zindart Manufacturing accounts receivable and the buildings owned by Zindart Manufacturing in the PRC. The amount outstanding under these facilities as of March 31, 2006 was $7,041,000.

(9)   Leases

 As of March 31, 2006, the Group had acquired certain machinery and tooling under capital leases that expire at various dates during the next three years. At March 31, 2006 and 2005, the gross amount of machinery and tooling and related accumulated depreciation recorded under capital leases are as follows (in thousands):

	2006	2005
Machinery and tooling	$2,896	$-
Less accumulated depreciation	(1,083)	-
Machinery and tooling, net	$1,813	$-

 As of March 31, 2005, assets under capital leases associated with Zindart Manufacturing, which are not reflected in the table above, consisted of machinery and tooling of $2,590,000, less accumulated depreciation of $509,000.

 Future minimum capital lease payments at March 31, 2006 are as follows (in thousands):

Year ending March 31:
2007	$675
2008	216
2009	10
Total minimum capital lease payments	901
Less amount representing interest (at rates ranging from 2.5% to 8.75%)	(47)
Present value of net minimum capital lease payments	854
Less current installments of obligations under capital leases	(635)
Obligations under capital leases, excluding current installments	$219

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(10)   Accrued Expenses

 Accrued expenses consist of the following (in thousands):

	2006	2005
Raw material purchases	$1,829	$-
Royalty	1,223	1,124
Other factory expenses	1,832	-
Wages, salaries and bonus	936	339
Legal and professional fees	544	219
Others	1,652	1,118
	$8,016	$2,800

 Accrued expenses related to Zindart Manufacturing as of March 31, 2005 of $4,924,000 consists of  $1,978,000 for raw material purchases, $1,241,000 for other factory expenses, $1,349,000 for wages and salaries, $172,000 for legal and professional fees and $184,000 for others.

(11)   Income Taxes

 Total income tax (expense) benefit of the Group including discontinued operations for the years ended March 31, 2006, 2005 and 2004 were as follows (in thousands):

	2006	2005	2004
(Loss) income from continuing operations	$(1,907)	$612	$(121)
(Loss) income from discontinued operations	-	28	229
Extraordinary item	-	-	-
Stockholders’ equity, for items included in other comprehensive income	5	(176)	171
	$(1,902)	$464	$279

 Loss from continuing operations before income taxes is attributable to the following geographical locations for the years ended March 31, 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Hong Kong	$(5,819)	$(970)	$(408)
United States	(4,064)	(4,652)	(3,319)
United Kingdom	(23,694)	(2,725)	719
	$(33,577)	$(8,347)	$(3,008)

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

 The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company and the Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 17.5% for the year ended 31 March, 2006. The United Kingdom subsidiaries are subject to United Kingdom profits tax at a rate of 30%. The United States subsidiary is subject to a federal tax rate of 35% and a state tax rate of 5.85%. The British Virgin Islands subsidiaries are incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. The Bermuda subsidiary is incorporated under the Companies Act 1981 of Bermuda and, accordingly, is exempted from payment of the Bermuda income taxes until 2016.

 In respect of the Company’s subsidiary in PRC, it was subject to PRC income tax at the rate of 12%, since the subsidiary qualifies as an export oriented enterprise. The PRC local income tax of 3% is also exempted due to the same reason.

 Income tax (expense) benefit attributable to continuing operations (in thousands):

	2006	2005	2004
Current taxes:
PRC	$(109)	$(36)	$-
U.K.	-	849	(604)
	(109)	813	(604)
Deferred taxes:
Hong Kong	26	(129)	297
U.K.	(1,824)	(72)	186
	(1,798)	(201)	483
	$(1,907)	$612	$(121)

 The reconciliation of the Hong Kong statutory profits tax rate to the effective income tax rate attributable to continuing operations is as follows:

	2006		2005		2004
Hong Kong statutory profits tax rate	(17.5%	)	(17.5%	)	(17.5%	)
Effect of difference in income tax rates outside Hong Kong	(11.4%	)	(16.1%	)	(20.2%	)
Non-taxable income arising from activities which qualified as offshore	0.2%		(1.8%	)	(7.7%	)
Exchange gain/(loss) arising from re-translation of certain balances to local currency in respect of an overseas subsidiary for tax purpose	0.0%		0.0%		75.8%
Change in valuation allowance	16.3%		28.0%		(33.1%	)
Impairment of goodwill	16.6%		0.0%		0.0%
Non-deductible/non-taxable items	0.2%		(0.2%	)	1.0%
(Over)/under-provision of profits tax in prior years	0.0%		(3.8%	)	0.0%
Others	1.3%		4.1%		5.7%
Effective income tax rate	5.7%		(7.3%	)	4.0%

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

 The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

	2006	2005
Deferred tax assets:
Net operating loss carry forwards	$8,763	$5,361
Property, plant and equipment	1,341	1,326
Accrued expenses	513	552
Others	-	26
Gross deferred tax assets	10,617	7,265
Less valuation allowance	(10,326)	(4,869)
Net deferred tax assets	291	2,396

Deferred tax liabilities:
Unrealized loss on derivative instruments	-	(5)
Property, plant and equipment	(291)	(518)
	(291)	(523)
Net deferred tax assets	$-	$1,873

 At March 31, 2006, the Group has tax loss carry forwards of $28,346,000 to offset future taxable income, if any. Of this amount, $15,230,000 relating to the U.S. subsidiary expires from 2021 through 2026 and $8,646,000 and $4,470,000 relating to the Hong Kong and United Kingdom operations, respectively, can be carried forward indefinitely.

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. A valuation allowance is provided to reduce the deferred tax assets to an amount that is more likely than not to be realized. At March 31, 2006 and 2005, a full valuation allowance was provided for Corgi U.S. deferred tax assets consisting primarily of tax loss carry forwards. Since inception of Corgi’s U.S. operations in fiscal year 2000, Corgi has incurred consistent loss. Management assessed that until the Corgi U.S. operation can demonstrate an ability to produce consistent profitable operations to utilize the tax loss carry forwards, the Group will continue to record a valuation allowance against the deferred tax asset. At March 31, 2006, a full valuation allowance was provided for Corgi U.K. deferred tax assets of $3,195,000. Corgi’s UK operation has a recent history of losses. As of March 31, 2006, management considered that it is more likely than not that all of the deferred tax assets will not be realized. As of March 31, 2006 and 2005, a valuation allowance was also provided for deferred tax assets pertaining to tax loss carry forwards of the Group’s Hong Kong operations. The valuation allowance relating to the Group’s Hong Kong operation was mainly based on the management’s assessment that it was more likely than not that the tax loss carry forwards will not be utilized in the future.

 The valuation allowance was $1,533,000 as of April 1, 2003. The valuation allowance increased by $995,000, $2,341,000 and $5,457,000 for the years ended March 31, 2004, 2005 and 2006, respectively.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(12)   Extraordinary items

 In December 2004, the Group acquired the minority interest of 45% shareholdings in a subsidiary, Onchart Industrial Limited, at a cash consideration of $667,000, which was below the fair market value of the acquired net current assets, resulting in a negative goodwill. The net assets consisted primarily of current assets and liabilities. The negative goodwill was allocated as a pro-rata reduction of the amounts that would have been assigned to all of the acquired assets except for current assets and certain other assets required to be recorded at fair value.

 In January 2006, the Group acquired all minority interests of its subsidiary, Luen Tat Model Design Company Limited, at a consideration which was below the fair market value of the acquired net current assets, resulting in a negative goodwill. The negative goodwill was allocated as a pro-rata reduction of the amounts that would have been assigned to all of the acquired assets except for current assets and certain other assets required to be recorded at fair value. The excess of $98,000 was recognized as extraordinary gain in the consolidated financial statements.

(13)   Stock Option Plan

 In 1997, the Group adopted an equity incentive plan (the "Plan") pursuant to which the Group’s board of directors may grant stock options to directors, officers and key employees. The Plan authorizes grants of options to purchase up to 2,200,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price at not less than the stock’s fair market value at the date of grant. All stock options have 10-year terms, and generally vest and become fully exercisable over a 4-year period subsequent to the date of grant. The vesting period of certain stock options issued to two executive officers were accelerated in full during the year ended March 31, 2005. Accordingly, under the provisions of APB No. 25, as interpreted by FIN 44, the acceleration resulted in a new measurement date as the options would have been forfeited unvested. Compensation expenses of $211,000 were recorded as a result of the modification to accelerate vesting.

 At March 31, 2006, 76,072 shares were available for grant under the Plan. The per share weighted average fair value of stock options granted during 2006, 2005, and 2004 was $1.45, $3.19, and $2.96 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: 2006 - expected dividend yield of 0.0%, risk-free interest rate of 4.32%, and an expected life of 5 years, expected stock price volatility of 59.25%, 2005 - expected dividend yield of 0.0%, risk- free interest rate of 4.49%, and an expected life of 5 years, expected stock price volatility of 67.31%, 2004 - expected dividend yield of 0.0%, risk-free interest rate of 3.57%, and an expected life of 5 years; expected stock price volatility of 65.93%. Stock option activity during the periods indicated is as follows:

	2006		2005		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance at April 1	1,415,015	$3.90	1,930,221	$3.08	1,760,605	$2.48
Granted	467,000	2.65	430,000	5.33	520,534	5.26
Exercised	(540,000)	2.43	(614,375)	1.73	(188,443)	1.99
Forfeited	(195,030)	4.69	(330,831)	5.04	(162,475)	4.77
Balance at March 31	1,146,985	$3.94	1,415,015	$3.90	1,930,221	$3.08

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	At March 31, 2006
	Outstanding		Exercisable
Exercise Price ($)	Number of Options	Weighted Average Unexpired Life	Number of Options	Weighted Average Unexpired Life
1.51	75,000	6.49	75,000	6.49
1.54	19,481	6.44	19,481	6.44
1.5625	12,500	4.79	12,500	4.79
2.65	467,000	9.78	-	-
3.03	30,000	6.81	30,000	6.81
4.76	55,004	8.66	26,672	8.49
4.87	55,000	7.22	27,500	7.22
5.02	25,000	8.55	25,000	8.55
5.1	50,000	8.69	15,626	8.69
5.5	100,000	8.00	100,000	8.00
5.77	150,000	8.19	65,625	8.19
5.98	33,000	8.12	15,158	8.12
6.75	25,000	2.08	25,000	2.08
6.82	35,000	7.95	17,522	7.95
6.875	15,000	3.81	15,000	3.81
	1,146,985	8.41	470,084	7.15

 At March 31, 2006, 2005 and 2004, the number of options exercisable was 470,084, 882,515, and 1,405,638 respectively, and the weighted average exercise price of those options was $4.53, $3.08, and $2.62, respectively.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(14)  Reconciliation of Net Loss to Net Cash (Used in) Provided by Operating Activities

 The reconciliation of net loss to net cash (used in) provided by operating activities for the years ended March 31, 2006, 2005 and 2004 is as follows (in thousands):

	2006		2005	2004
Net loss	$	$ (35,355)	$(7,103)	$(5,309)
Less extraordinary gain, net of tax		98	418	-
Less net income (loss) from discontinued operations, net of tax		-	352	(1,882)
Net loss from continuing operations		(35,453)	(7,873)	(3,427)
Adjustments to reconcile net loss from continuing operations to net cash (used in) provided by operating activities:
Minority interests		(31)	138	298
Depreciation		5,962	6,677	6,387
Amortization of land use rights		27	26	26
Loss (gain) on disposal of property, plant and equipment		9	(497)	(290)
Impairment on long-lived assets		1,439	-	-
Impairment of goodwill		18,782	-	-
Amortization of loan arrangement fees		-	78	76
Loss on impairment of available-for-sale investments		63	-	127
Loss on derivative instruments		-	20	-
Deferred taxes		1,798	201	(775)
Decrease (increase) in trade accounts receivable		2,897	4,797	(1,968)
Decrease (increase) in inventories		4,365	(471)	(2,808)
(Increase) decrease in prepaid expenses and other current assets		(122)	553	(976)
Decrease in loan receivable		-	260	573
(Decrease) increase in trade accounts payable		(2,018)	(1,177)	4,884
Increase (decrease) in receipts in advance		449	(531)	335
Increase (decrease) in accrued expenses		277	(3,741)	(374)
(Decrease) increase in income taxes payable		(379)	(2,604)	908
Stock option compensation costs		-	211	-
Increase in trade accounts payable with Hua Yang		-	25	515
Net cash (used in) provided by operating activities		$(1,935)	$(3,908)	$3,511

 The Group paid $1,038,000, $1,204,000 and $905,000 for interest for the years ended March 31, 2006, 2005 and 2004, respectively. The Group paid $487,000 and $1,791,000 for income taxes for years ended March 31, 2006 and 2005, respectively, and none for the year ended March 31, 2004.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(15)   Derivative Instruments

 The Group participates in the foreign exchange markets to minimize its risk of loss from fluctuations in currency exchange rates. The Group uses foreign currency forward contracts to hedge anticipated transactions that are subject to foreign currency exchange exposure. These contracts are highly effective in hedging the variability in future cash flows attributable to changes in foreign currency exchange rates. For those transactions that qualify for cash flow hedge accounting under SFAS 133, the instruments are recorded at fair value. The effective portion of the contract gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. As of March 31, 2006, the Group had no forward currency contracts outstanding. As of March 31, 2005, an accumulated unrealized loss of $15,000, net of tax of $5,000, on derivatives designated as cash flow hedges was reported in the accumulated other comprehensive income (loss) account within stockholders’ equity. The fair values of foreign currency exchange contracts were determined using market exchange rates.

 For those transactions that do not qualify for hedge accounting under SFAS 133, the adjustment to fair value is reported currently through earnings. In 2004, the Group did not apply hedge accounting for certain derivative contracts and accordingly, the fair value of these derivatives were recorded in earnings. The impact to earnings associated with these derivatives was a loss of $209,000 associated with Hua Yang for the year ended March 31, 2004.

(16)   Commitments and Contingencies

(a)   Operating Leases

 The Group has several non-cancelable operating leases, primarily for office, staff quarters and warehouse space, that expire over the next 10 years. Rental expense for operating leases for the years ended March 31, 2006, 2005 and 2004 was approximately $1,011,000, $1,166,000, and $626,000, respectively. At March 31, 2006, future minimum payments under agreements classified as operating leases with non-cancelable terms are as follows (in thousands):

Year ending March 31:
2007	$777
2008	437
2009	282
2010	197
2011	195
Thereafter	731
$2,619

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(b)   Capital Commitments

 At March 31, 2006, the Group has authorized and contracted for the purchase of certain machinery and equipment. The future amount payables under these contracts are as follows (in thousands):

Year ending March 31:
2007	$937
2008	-
2009	-
2010	-
2011	-
Thereafter	-
$937

(c)   Licensing Commitments

  The Group entered into several licensing agreements to acquire the rights to manufacture and distribute licensed property. These agreements cover differing periods ranging from three to four years. Under the licensing agreements, the Group is required to pay minimum royalty fees which are payable by installments over the life of the agreements. At March 31, 2006, the future minimum royalty fees payable under these licensing agreements are as follows (in thousands):

Year ending March 31:
2007	$605
2008	360
2009	2
2010	9
2011	-
Thereafter	-
$976

(17)  Retirement Plans

 The Group’s employees in the United Kingdom and the United States of America, after completing a probation period, were entitled to join defined contribution provident funds managed by independent trustees in the United Kingdom and the United States. The Group has arranged for its employees in Hong Kong to participate in the Mandatory Provident Fund Scheme ("MPF Scheme"), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, the Group makes monthly contributions to the scheme at 5% of the employees’ basic salaries subject to a maximum contribution of $128 (equivalent of HK$1,000) per month. The Group has no other post-retirement or post-employment benefit plans.

 The Group makes monthly contributions to the schemes ranging from 5%-11% for its employee in United Kingdom and 3% for its employee in United States of the employees’ basic salaries. The employees are entitled to receive 100% of the employer’s contribution and the accrued interest upon retirement or at a reduced scale of 30% to 100% of the employer’s contribution and the accrued interest thereon upon leaving the Group, depending on the number of years of service. Any forfeited contributions made by the Group and the accrued interest thereon are used to reduce future employer’s contributions.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

 The aggregate amount of the Group’s employer contributions to the retirement plans for the years ended March 31, 2006, 2005 and 2004 was approximately $354,000, $399,000, and $346,000, respectively.

(18)   Concentrations of Risk

 The Group’s accounts receivable are subject to a concentration of credit risk with customers in North America and the United Kingdom. A small number of customers account for a large share of the Group’s net sales. The Group’s top five customers accounted for 42.6%, 42.2% and 38.7% of the Group’s net sales in the fiscal years ended March 31, 2006, 2005 and 2004, respectively. Three individual customers, Hallmark Cards, Inc. ("Hallmark"), Jada Toys, Inc. ("Jada") and Mattel® Toys ("Mattel"), all of whom are customers of Zindart Manufacturing, each accounted for more than 5% of the Group’s sales in the year ended March 31, 2006. Sales to Hallmark, Jada and Mattel represented 16.2%, 11.9%, and 7.8%, respectively, of the total net sales for the year ended March 31, 2006. The Group’s dependence on its major customers is expected to continue in the foreseeable future. The concentration of the Group’s business with a relatively small number of customers may expose the Group to significantly decreased revenues and profits if one or more of its large customers were to significantly reduce purchases for any reason. Customers make no binding long-term commitments to the Group regarding purchase volumes and make all purchases by delivering one-time purchase orders. Any customer could reduce its overall purchases of the Group’s products, reduce the number and variety of the Group’s products that it carries and the shelf space allotted for the Group’s products, or otherwise seek to materially change the terms of the business relationship at any time. Any such change could significantly impact the Group’s business and operating results. In addition, the loss of any one of its major customers, particularly Hallmark, Mattel or Jada, would have a material adverse effect on the Group’s business, financial condition and results of operations. Further, several of the Group’s licenses apply to products that generate a large volume of sales. To the extent the Group is unable to maintain these licenses, the lost sales would have a significant impact on future sales.

 The Group performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. The Group’s five largest trade accounts receivable accounted for approximately 40.4% of the Group’s total gross trade accounts receivable as of March 31, 2006. There is a risk that customers will not pay, or that payment may be delayed, because of bankruptcy or other factors beyond the Group’s control, which could increase the Group’s exposure to losses from bad debts. In addition, if these or other customers were to cease doing business as a result of bankruptcy, or significantly reduce the number of stores operated, it could have a material adverse effect on the Group’s business, financial condition and results of operations.

 The Group relies on several original equipment manufacturers ("OEM"), all based in the PRC, to produce its products. Manufacturing alternatives may be available in the PRC, but there can be no assurance that the Group will be able to find alternate quality producers on a timely basis, if at all. In addition, prices charged by the alternate vendors may be higher than charged by the Group’s current OEM. The related price increases could unfavorably impact the Group’s financial results.

(19)   Segment Information

 Subsequent to the sale of Hua Yang in May 2004, the Group’s operating segments consist of Corgi and Zindart Manufacturing. Corgi primarily consists of the design, marketing and distribution of die-cast products under its proprietary brand names. Zindart Manufacturing primarily consists of OEM manufacturing of die-cast and plastic injection-molded collectible, gifts and toy products. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. Management evaluates performance of the segment based on profit or loss from operations before income taxes but not including corporate general and administrative expenses, interest income, interest expense and other non- operating income (loss).

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

 The segment information relating to Corgi and Zindart Manufacturing are as follows (in thousands):

(a)   Net Sales

	2006	2005	2004
Net sales consist of the following:
Manufacturing of die-cast and injection-molded plastic products	$40,302	$49,526	$46,075
Design, marketing and distribution of die-cast products under proprietary brand names	36,092	43,214	49,744
	$76,394	$92,740	$95,819

	2006	2005	2004
Geographical analysis of net sales is as follows:
Manufacturing of die-cast and injection-molded plastic products
United States of America	$37,486	$48,716	$45,397
Europe	-	-	616
Others	2,816	810	62
	40,302	49,526	46,075

Design, marketing and distribution of die-cast products under proprietary brand names
United Kingdom	24,261	32,370	35,443
Other European countries	2,164	3,080	3,083
United States of America	7,396	6,441	9,956
Others	2,271	1,323	1,262
	36,092	43,214	49,744
	$76,394	$92,740	$95,819

	2006	2005	2004
Net Sales by major product category are
Toys	$39,452	$44,767	$41,925
Premium	1,433	8,808	8,095
Collectibles	35,509	39,165	45,799
	$76,394	$92,740	$95,819

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(b)   Operating (Loss) Income

	2006	2005	2004
Manufacturing of die-cast and injection-molded plastic products (note a)	$(5,101)	$455	$846
Design, marketing and distribution of die-cast productsunder proprietary brand names (note b)	(25,962)	(5,561)	(688)
Corporate general and administrative expenses	(2,007)	(2,279)	(2,170)
Interest income	85	138	39
Interest expense	(1,038)	(1,204)	(905)
Other income (loss)	446	104	(130)
Loss before income taxes	$(33,577)	$(8,347)	$(3,008)
_________
(note a)	The amount includes impairment of long-lived assets of $1,439,000 and impairment of goodwill of $414,000.

(note b)	The amount includes impairment of goodwill of $18,368,000.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(c)   Reportable Segment Assets, Capital Expenditures, Depreciation and Amortization

 Assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker represent cash and cash equivalents, trade accounts receivable, net, inventories, property, plant and equipment, and goodwill.

 The reconciliation of such segment assets to the corresponding amounts in the consolidated balance sheet is as follows:

	2006	2005
Manufacturing of die-cast and injection-molded plastic products (note)	$90	$-
Design, marketing and distribution of die-cast products under proprietary brand names	262	764
Corporate	468	6,248
Total cash and cash equivalents	$820	$7,012

Manufacturing of die-cast and injection-molded plastic products (note)	$4,359	$-
Design, marketing and distribution of die-cast products under proprietary brand names	5,702	6,579
Total trade accounts receivable, net	$10,061	$6,579

Manufacturing of die-cast and injection-molded plastic products (note)	$5,096	$-
Design, marketing and distribution of die-cast products under proprietary brand names	5,176	6,864
Total inventories, net	$10,272	$6,864

Manufacturing of die-cast and injection-molded plastic products (note)	$10,207	$-
Design, marketing and distribution of die-cast products under proprietary brand names	6,245	7,927
Corporate	5	6
Total property, plant and equipment, net	$16,457	$7,933

Design, marketing and distribution of die-cast products under proprietary brand names	$16,944	$35,312
Total goodwill	$16,944	$35,312

__________
(note)	The amount of reportable segment assets in relation to the manufacturing of die-cast and injection- molded plastic products reportable segment in 2005 are disclosed in note 2.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	2006	2005	2004
Capital expenditures:
Manufacturing of die-cast and injection-molded plastic products	$381	$1,928	$2,408
Design, marketing and distribution of die-cast products under proprietary brand names	3,334	3,164	3,180
Corporate	-	6	-
	$3,715	$5,098	$5,588

Depreciation and amortization:
Manufacturing of die-cast and injection-molded plastic products	$1,701	$1,582	$1,680
Design, marketing and distribution of die-cast products under proprietary brand names	4,287	5,199	4,809
Corporate	1	-	-
	$5,989	$6,781	$6,489

(d)   Long-Lived Assets**

	2006	2005
Geographic analysis of long-lived assets is as follows:
Hong Kong and Mainland China (note)	$11,147	$6
United Kingdom	23,189	43,239
	$34,336	$43,245

__________
(note)	The amount of long-lived assets in Hong Kong and Mainland China in 2005 exclude the long- lived assets associated with Zindart Manufacturing of $14,343,000.

** Long-lived assets represent property, plant and equipment, land use right and goodwill.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(20)   Loss per Share

 The following tables sets forth the computation of basic and diluted loss per common share at March 31, 2006:

	2006	2005	2004
Numerator for basic and diluted loss per common share:
Loss from continuing operations	$(35,453)	$(7,873)	$(3,427)
Income (loss) from discontinued operations	-	352	(1,882)
Extraordinary gain	98	418	-
Net loss	$(35,355)	$(7,103)	$(5,309)

Denominator:
Basic weighted average number of common shares outstanding	9,763,957	9,487,129	8,907,015
Effect of dilutive options	-	-	-
Diluted weighted average number of common shares outstanding	9,763,957	9,487,129	8,907,015

Basic loss per common share:
Loss from continuing operations	$(3.63)	$(0.83)	$(0.38)
Income (loss) from discontinued operations	-	0.04	(0.22)
Extraordinary gain	0.01	0.04	-
Net loss	$(3.62)	$(0.75)	$(0.60)

Diluted loss per common share:
Loss from continuing operations	$(3.63)	$(0.83)	$(0.38)
Income (loss) from discontinued operations	-	0.04	(0.22)
Extraordinary gain	0.01	0.04	-
Net loss	$(3.62)	$(0.75)	$(0.60)

 Stock options for 212,221, 516,422 and 1,102,638 shares of common stock for the years ended March 31, 2006, 2005 and 2004, respectively, were not included in computing diluted loss per common share since their effects were anti-dilutive due to the net loss from continuing operations for the year.

(21)   Subsequent Events

 On April 28, 2006, the Company issued convertible subordinated notes and warrants in a private placement, with gross proceeds to the Company of $5.65 million, with certain institutional and individual accredited investors. The CEO of the Company and a director of the board of the Company purchased $100,000 and $50,000, respectively, of the notes. The notes, in original principal amount of $5.65 million, mature in October 2008 and will be exchangeable at the option of the holders into the Company’s American Depositary Shares at a conversion price of $2.00 per share. The warrants are exercisable for 988,750 of the Company’s American Depositary Shares for an exercise price of $0.07 per share if certain conditions are not met. The warrants may not be exercised and the notes may not be exchanged for American Depositary Shares until the issuance of the Ordinary Shares underlying said American Depositary Shares have been approved by the Company’s shareholders. The Company held an extraordinary general meeting of its shareholders for this purpose on June 26, 2006, where the issuance of the Ordinary Shares underlying said American Depositary Shares was approved. The Company has agreed to register for resale the American Depositary Shares issuable upon exchange of the notes and upon exercise of the warrants. The warrant agreement does not specify the consequences or penalty imposed against the Company in the event the Company is unable to register for the resale of the American Depositary Shares upon exercise of the warrants.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

 The Group has accounted for its convertible subordinated notes in accordance with Emerging issues Task Force ("EITF") 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, which requires the proceeds received from the financing transaction to be allocated to the convertible instruments and the detachable warrants on a relative fair value basis. The embedded beneficial conversion feature shall be measured by allocating a portion of the proceeds in relation to the convertible instruments, equivalent to the intrinsic value of the embedded conversion option, using an effective conversion price. The discount resulting from recording the beneficial conversion option and the fair value of the warrants is recognized as a reduction to the carrying amount of the convertible debt which is accreted from the date of issuance to the stated redemption date of the convertible instrument through a charge to earnings as interest expense.

 The interest rate of the convertible subordinated notes is at 11% per annum until and including the date on which the shareholder’s approval of the issuance of the ordinary shares underlying the Company’s American Depositary Shares is obtained and at 7.5% per annum thereafter. Under EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). As a consequence of EITF No. 00-19, a derivative within the parameters must be classified as an asset or a liability because share settlement is not within the company’s control. Accordingly, the fair value of the warrants would be recorded as a liability with any changes in the fair value of the warrants at each reporting date being recorded through the Company’s statement of operations. The warrants will continue to be reported as a liability until such time as the warrants are exercised, expire, or the Company is otherwise able to revise the warrant agreement to specify (a) whether net-cash settlement would be permitted or required or (b) how the contract would be settled in the event that the Company is unable to deliver registered shares. In August 2006, the Company obtained a waiver from the warrant holders to waive any default or failure to comply with any obligation, and agreed to refrain from enforcement of any obligation the Company may otherwise have, should the Company be unable to register for the resale of the American Depositary Shares upon exercise of the warrants. Accordingly, the warrants would be reclassified as equity as the share settlement is now within the Company’s control.

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Item 19.              Exhibits

1(a)	Memorandum of Association of the Company.(1)

1(b)	Articles of Association of the Company.(2)

2(a)(1)
Exchange Agreement by and among Corgi International Limited, Hua Yang Holdings Co., Ltd., Hua Yang Printing Holdings Co., Limited, the shareholders of Hua Yang Holdings Co., Ltd. and certain beneficial owners of such shareholders, dated February 13, 1998.(2)

2(a)(2)	Form of Deposit Agreement by and among Corgi International Limited, The Bank of New York and Owners and Holders of American Depositary Receipts, dated at January 1997.(1)

2(a)(3)	Amended and Restated 1997 Equity Incentive Plan.(7)

4(a)(1)	Sino-Foreign Co-Operation Contract, Zindart Toys (Dongguan) Company Limited, between Dongguan Hengli Trading General Company and Zindart Industrial Company Limited, dated September 8, 1994.(1)

4(a)(2)
Sino-Foreign Co-Operation Contract, Zindart Toys (Dongguan) Company Limited, Supplemental Contract, between Dongguan Hengli Trading General Company and Zindart Industrial Company Limited, dated December 5, 1995.(1)

4(a)(3)	Sino-Foreign Co-operation Contract by and between Shenzhen City Boan District Xixian Town Gushu Economic Development Company Limited and Hua Yang Printing Holdings Co. Limited, dated May 28, 1995.(2)

4(a)(4)	Processing Agreement by and between Corgi International Limited and Dongguan Hengli Industry Development Company, dated August 18, 1997. (2)

4(a)(5)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1993) No. 49.(1)

4(a)(6)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 664.(1)

4(a)(7)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 665.(1)

4(a)(8)	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 666.(1)

4(a)(9)	Agreement of Utilization of Factory, Warehouse and Dormitory, by and between Gushu Economic Development Company and Huan Printing Group Company, dated January 24, 1995.(2)

4(a)(10)	Tenancy Agreement of Dormitory by and between Gushu Economic Development Co. and Huaxuan Printing Company Limited, dated August 1997.(2)

4(a)(11)	Standard Chartered Bank, Banking Facility: Hua Yang, dated March 22, 2000.(3)

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

4(a)(12)	Standard Chartered Bank, Banking Facility: Corgi International Limited dated March 22, 2000.(3)

4(a)(13)	Hong Kong Bank, Banking Facilities, dated April 25, 2000.(3)

4(a)(14)	Agreement by and between The Royal Bank of Scotland plc and Corgi Classics Limited with respect to the Term Loan of GBP4,000,000, dated January 24, 2001.(4)

4(a)(15)	Agreement by and between The Royal Bank of Scotland plc and Corgi Classics Limited with respect to the Revolving Advance Facility of GBP3,000,000, dated January 24, 2001. (4)

4(a)(16)
Agreement by and among ABN AMRO Bank, N.V. Hong Kong Branch, KBC Bank, N.V., Hong Kong Branch, Standard Chartered Bank, Rabo Bank, Hong Kong Branch with respect to the Term Loan of US$9,000,000, dated March 8, 2001.(6)

4(a)(17)	Zindart Loan and Security Agreement and Agreement, May 13, 1999, by and among Corgi International Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(5)

4(a)(18)
Extension Notice, May 29, 2000, delivered pursuant to the Zindart Loan and Security Agreement and Agreement, May 13, 1999, by and among Corgi International Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(5)

4(a)(19)
Amendment No. 1 to the Zindart Loan and Security Agreement and Agreement, April 16, 2001, by and among Corgi International Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(5)

4(a)(20)
Amendment No. 2 to the Zindart Loan and Security Agreement and Agreement, December 31, 2001, by and among Corgi International Limited (Hong Kong), Intervisual Books, Inc. and Fast Forward Marketing, Inc.(5)

4(a)(21)	Note and Warrant Purchase Agreement dated April 28, 2006, by and between Corgi International Limited and certain investors listed on the Schedule of Purchasers attached thereto.(8)

4(a)(22)	Form of Promissory Note issued by Corgi International Limited to the other parties to the Note and Warrant Purchase Agreement dated April 28, 2006.(8)

4(a)(23)	Form of Warrant issued by Corgi International Limited to the other parties to the Note and Warrant Purchase Agreement dated April 28, 2006.(8)

4(c)(1)	Employment Agreement, by and between Corgi International Limited and Peter A.J. Gardiner, dated March 14, 2005.

4(c)(2)	Employment Agreement, between Hua Yang Printing Holdings Co., Ltd., a wholly-owned subsidiary of Corgi International Limited, and Kevin Murphy, dated November 1, 2001.(5)

4(c)(3)	Employment Agreement, between Corgi International Limited and Richard Tong, dated December 17, 2001.(5)

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

4(c)(4)	Option Agreement, between Corgi International Limited and Peter A.J. Gardiner, dated at October 31, 2000.(7)

4(c)(5)	Option Agreement, between Corgi International Limited and Christopher Guest, dated at January 11, 2001.(7)

4(c)(6)	Employment Agreement, by and between Corgi International Limited and George Volanakis, dated February 13, 2004.

4(c)(7)	Amendment to Employment Agreement dated February 13, 2004 by and between Corgi International Limited and George Volanakis, dated September 26, 2005.

4(c)(8)	Amendment to Employment Agreement dated February 13, 2004 by and between Corgi International Limited and George Volanakis, dated January 6, 2006.

4(c)(9)	Employment Agreement, by and between Corgi International Limited and Ken Fowler, dated August 30, 2002.

4(c)(10)	Amendment to Employment Agreement dated August 30, 2002 by and between Corgi International Limited and Ken Fowler, dated April 15, 2006.

8.1	List of subsidiaries

12.1	Section 302 Certification of George Volanakis

12.2	Section 302 Certification of Ken Fowler

13.1	Section 906 Certification of George Volanakis and Ken Fowler

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1, as amended (File No. 333-17973).

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1, as amended (File No. 333-08134).

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed June 29, 2000 (File No. 000-22161).

(4)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q, filed February 14, 2001 (File No. 000-22161).

(5)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q, filed February 12, 2002.

(6)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed June 28, 2001.

(7)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed July 1, 2002.

(8)	Incorporated by reference to the Registrant’s Report of Foreign Issuer on 6-K, filed May 26, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CORGI INTERNATIONAL LIMITED

/s/ KEN FOWLER
Ken Fowler Chief Financial Officer (Principal Financial Officer)
Date: August 22, 2006