Form 20-F
period 2007-03-31
CORGI INTERNATIONAL LTD
filed 2007-10-15
CIK 1028637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
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
Unit 711 - 717 , 7/F., Tower A, New Mandarin Plaza,
14 Science Museum Road, TST East, Kowloon,
Hong Kong, S.A.R., China
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one ordinary share	NASDAQ Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)
     The number of the issuer’s ordinary shares outstanding at March 31, 2007 was 10,465,355, all of which were represented by American Depositary Shares.
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
☐ Yes      ☑ No

i

 ii

PRESENTATION OF INFORMATION
     Unless the context otherwise requires, references in this Annual Report on Form 20-F to “Corgi,” the “Company,” “we”, “us” and “our” refers to Corgi International Limited and its consolidated subsidiaries, after giving effect to the merger of Corgi International Limited and the acquisition of Cards Inc. Limited. The term “Zindart Manufacturing” refers to Zindart Manufacturing Limited and its consolidated subsidiaries. The term “historical Corgi” refers to Corgi prior to the merger with Master Replicas. References to “Master Replicas” refer to Master Replicas, Inc., a Delaware corporation, and its consolidated subsidiary, and references to “Cards” and “Cards Inc.” refer to Cards Inc. Limited, a company organized under the laws of the United Kingdom, and its consolidated subsidiaries. Prior to October 2005, the Company had been known as Zindart Limited.
     As a result of the merger of historical Corgi with Master Replicas and the acquisition of Cards, for accounting purposes, Master Replicas was deemed to be the accounting acquirer and, accordingly, Master Replicas’ financial statements are presented herein as the historical financial statements of Corgi subsequent to the acquisition. The historical fiscal year ends of historical Corgi, Cards and Master Replicas were March 31, July 31 and December 31, respectively. Following the merger, and the acquisition Master Replicas and Cards Inc. changed their respective fiscal year ends to March 31.
     The financial data contained in this Annual Report were derived from our consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles. In this Annual Report, when we discuss our historical financial statements, we are referring to the historical financial statements of Master Replicas, Inc., which, prior to December 26, 2006, do not reflect the operations of the combined entities of historical Corgi, Master Replicas and Cards. Thereafter, the historical financial statements of Master Replicas reflect the operations of the combined entity.
     The unaudited pro forma condensed combined financial information presented herein were prepared by combining the historical consolidated statements of income for each of Corgi, Cards and Master Replicas and each of their respective subsidiaries for the 12-month periods ended March 31, 2007 and March 31, 2006, respectively, (i) after giving effect to the merger of the three companies as if it had occurred as of the beginning of each period (April 1, 2005 for the 12-month period ended March 31, 2006 and April 1, 2006 for the 12-month period ended March 31, 2007) as acquisitions by Master Replicas using the purchase method of accounting and also (ii) giving effect to the related pro forma adjustments described in the notes to such financial statements, including the sale of the Zindart Manufacturing division by Corgi and the closing of the $17.6 million financing in December 2006.
     All share information presented herein takes into account historical Corgi’s six for one share reverse split in December 2006.
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
     This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events and trends that may affect our future operating results and financial position. These statements are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those anticipated. These risks, assumptions and uncertainties include, but are not limited to, a history of losses, competition, acquisitions, mergers and/or dispositions, access to credit facilities, dependence on certain customers and vendors, market demand for our products, changes in general economic conditions, dependence on certain raw materials, impairment of goodwill, changes in governmental regulations, a decline in capital markets, changes in the political, social and economic situations of the United States, Hong Kong and the People’s Republic of China (which, excluding Hong Kong, we refer to as the PRC), and other risks described in Risk Factors in this Annual Report. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “could,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. The forward-looking statements are based on information available to us on the date of this Annual Report. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements to reflect subsequent events or circumstances. Readers should carefully review the risk factors described in this Annual Report as well as in other documents that we file from time to time with the Securities and Exchange Commission, also referred to as the SEC.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. SELECTED FINANCIAL DATA
     For financial accounting purposes, Master Replicas is the accounting acquirer with respect to historical Corgi’s 2006 merger with Master Replicas, and from the date of the acquisition forward, we will report Master Replicas, historical financial statements as the historical financial statements of the Company.
     The selected consolidated statements of operations and balance sheet data as of and for the three-month period ended March 31, 2006 and the years ended March 31, 2007, December 31, 2005, and 2004 were derived from the consolidated financial statements of Master Replicas included in Item 18 of this Annual Report. The selected consolidated statements of operations data as of and for the three months ended March 31, 2006 and for the year ended December 31, 2003 were derived from the audited consolidated financial statements of Master Replicas.
      The selected financial data for the year ended March 31, 2007 take into account the merger of historical Corgi and Master Replicas in December 2006, the acquisition of Cards Inc. in December 2006, the closing of historical Corgi’s private financing for $17.6 million in December 2006, the conversion of historical Corgi’s April 2006 convertible notes into ADSs in December 2006, and historical Corgi’s sale of its Zindart Manufacturing division in China in December 2006 (such transactions are referred to herein as our “recent transactions”). Prior to 2003, Master Replicas was not an operating business and therefore did not prepare financial statements.

Company Selected Financial Data

				Three-
				month
				period
				ended	Year Ended
	Year Ended December 31,			March 31,	March 31,
	2003	2004	2005	2006(1)	2007(2)
Consolidated Statements of Operations Data:
Net sales	$9,643,695	$9,956,572	$47,194,243	$6,747,665	$35,497,317
Cost of goods sold	6,309,013	7,657,753	31,109,570	4,095,489	28,140,004

Gross profit	3,334,682	2,298,819	16,084,673	2,652,176	7,357,313
Operating expenses
Administration, sales and Marketing expenses	4,212,997	5,836,224	9,841,742	1,719,596	20,667,062

Income (loss) from operations	(878,315)	(3,537,405)	6,242,931	932,580	(13,309,749)
Other income (expense)
Interest expense	(213,092)	(178,190)	(252,078)	(23,321)	(538,273)
Change in Fair value of derivative liability	—	—	—	—	380,000
Income (loss) before provision (benefit) for income taxes	(1,091,407)	(3,715,595)	5,990,853	909,259	(14,228,022)
Provision (benefit) for income tax	12,800	23,564	1,664,000	566,000	(965,178)
Net income (loss)	(1,104,207)	(3,739,159)	4,326,853	343,259	$(13,262,844)

Other comprehensive loss, net of Foreign currency translation adjustment	—	—	—	—	(149,945)
Comprehensive Income (loss)	(1,104,207)	(3,739,159)	4,326,853	343,259	$(13,412,789)
Income (Loss) per common share:
Basic	N/A (3)	(115.04)	115.57	9.17	(5.28)
Diluted	N/A (3)	(115.04)	0.93	0.07	(5.28)
Weighted average ordinary shares:
Basic		32,503	37,440	37,440	2,511,103
Diluted	N/A (3)	32,503	4,645,000	4,631,584	2,511,103

				Three-
				month
				period
				ended	Year Ended
	Year Ended December 31,			March 31,	March 31,
	2003	2004	2005	2006(2)	2007
Consolidated Balance Sheets Data:
Cash	$231,525	$690,740	$4,381,751	$616,444	$2,149,180
Accounts receivable, net	1,309,263	840,718	7,446,118	4,030,254	11,462,229
Income tax receivable	—	—	—	—	354,850
Inventory	1,010,451	1,021,794	6,487,656	5,787,605	14,791,241
Prepaid expenses and other assets	212,701	382,161	829,586	381,568	5,301,552
Deferred tax asset	—	—	870,000	485,000	728,000

Total current assets	2,763,940	2,935,413	20,015,111	11,300,871	34,787,052
Property, plant and equipment, net	300,434	133,575	242,654	247,810	620,151
Notes receivable	—	—	—		102,415
Tooling costs, net	361,436	473,556	188,238	—	4,466,970
Goodwill	—	—	—	202,503	14,639,284
Intangible assets, net	—	—	—	—	13,214,286
Deferred tax, non-current	—	—	56,975	48,309	—

Total assets	$3,425,810	$3,542,544	$20,502,978	$11,799,493	$67,830,158
Total Stockholders’ equity	$92,462	$(1,464,773)	$5,755,010	$3,478,533	$29,888,432

(1)	In connection with the merger with historical Corgi, Master Replicas changed its fiscal year ended from December 31 to March 31. We have therefore included consolidated statements of operations data derived from the audited financial statements for the three-month period ended March 31, 2006, to cover the period from January 1, 2006 to March 31, 2006.

(2)	The selected financial data for the year ended March 31, 2007 take into account the merger of historical Corgi and Master Replicas in December 2006, the acquisition of Cards in December 2006, the closing of historical Corgi’s private financing for $17.6 million in December 2006, the conversion of historical Corgi’s April 2006 convertible notes into ADSs in December 2006, and historical Corgi’s sale of its Zindart Manufacturing division in China in December 2006.

(3)	For the year ended December 31, 2003, Master Replicas operated as a limited liability company and had no shares for which per share income information may be reported.

Unaudited Pro Forma Condensed Combined Financial Information for 12 months Ended March 31, 2006 and 2007
     For information purposes only, and to better describe the ongoing business of the combined entity, the unaudited pro forma condensed combined financial information presented below were prepared by combining the historical consolidated statements of income for each of Corgi, Cards Inc. and Master Replicas and each of their respective subsidiaries for the 12-month periods ended March 31, 2007 and March 31, 2006, respectively, (i) after giving effect to the merger of the three companies as if it had occurred as of the beginning of each period (April 1, 2005 for the 12-month period ended March 31, 2006 and April 1, 2006 for the 12-month period ended March 31, 2007) as acquisitions by Master Replicas using the purchase method of accounting and also (ii) giving effect to the related pro forma adjustments described in the notes to such financial statements, including the sale of the Zindart Manufacturing division by historical Corgi and the closing of the $17.6 million financing in December 2006.

	Year-End March 31
	2006		2007
	Combined	Percent	Combined	Percent	Change
Sales	$105,588	100.0%	$81,549	100.0%	-22.8%
Cost of goods sold	(74,058)	-70.1%	(61,937)	-76.0%	-16.4%

Gross profit	31,530	29.9%	19,612	24.0%	-37.2%
Selling, general, and administrative expenses	(40,841)	-38.7%	(58,954)	-72.3%	-44.4%

Operating income (loss)	(9,311)	8.8%	(39,342)	-48.2%	-322.5%
Other income (expense):
Interest income	70	0.1	236	0.0%	-237.1%
Interest expense	(565)	-0.5%	(951)	-1.2%	-68.3%
Other income (expense)	(43)	0.0%	27	0.0%	162.8%

Income (loss) before income taxes	(9,849)	-9.3%	(40,030)	-49.1%	-306.4%
Income tax benefit (expense)	(3,563)	-3.4%	242	0.0%	-106.8%

Income (loss) from continuing operations	$(13,412)	-12.7%	$(39,788)	-49.1%	-196.7%

B. CAPITALIZATION AND INDEBTEDNESS
     Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.
D. RISK FACTORS
Risks Related to our Business
We may be unable to operate as a going concern due to a deterioration in our liquidity and the unavailability of trade credit on favorable terms.
     The consolidated financial statements incorporated by reference in Item 18 of this Annual Report were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, our ability to operate profitably, to generate cash flows from operations, and maintain credit facilities adequate to support our working capital requirements. As discussed below, we have continued to suffer recurring losses from operations and generate negative cash flows that raise substantial doubt regarding our ability to continue as a going concern. The consolidated financial statements incorporated by reference in Item 18 of this Annual Report do not include any adjustments that might result from the outcome of this uncertainty.
     We continue to face difficult market conditions for certain segments of our market, which have caused significant operating losses and placed considerable pressure on our liquidity. We have historically incurred operating losses and, for the year ended March 31, 2007, we had a loss of $13.3 million on an actual basis and a loss of $39.8 million on a pro forma basis. As of March 31, 2007, we had cash and cash equivalents totaling $2.1 million and available credit facilities of $15.0 million, of which $9.5 million were utilized as borrowings.
     While historical Corgi raised approximately $17.6 million in equity in December 2006, a significant portion of the proceeds was utilized to pay indebtedness, including trade payables, of historical Corgi and Cards, associated transaction costs, effecting the sale of the Zindart Manufacturing division, and restructuring costs and to fund continuing operating losses of the combined company.
     In the event that we can not obtain additional financing (equity or debt) or generate positive cash flows from operations, we will be required to dispose of business units or assets, perhaps at a significant discount to the fair value thereof, seek bankruptcy protection or commence liquidation or other administrative proceedings.
We have incurred losses in prior periods and may incur losses in the future.
     We have had a history of operating and net losses. We had an actual operating loss and net loss of $13.3 million and pro forma net loss of $39.8 million in the fiscal year ended March 31, 2007. We cannot provide any assurance that operating profitability or net profitability can be achieved or sustained due to several factors, including, but not limited to:
•	we need additional capital to effect our business plan and to make additional investment in product development and growth activities, and the cost of capital, and any inability to raise additional capital, may limit our growth and reduce our profitability;

•	as we seek to achieve organic growth or growth through acquisitions, additional investment in product development activities will be necessary;

•	we may fail to achieve our current strategic initiatives to increase market awareness of the Company, our products and our brands;

•	many of our expenses are relatively fixed, and cannot be reduced quickly if actual revenues are lower than expected. As a result of such fixed expenses, revenue shortfalls could result in lower profitability or greater losses than anticipated for any given period, which could have a negative impact on our share price.

•	competition in the collectibles, gift and toy industries is expected to continue to exert price pressure and we also may face continued pressure from retailers to reduce our margins, unfavorably affecting our net sales;

•	we may face increased costs relating to licensing of entertainment franchises and we may not be able to obtain licenses for popular entertainment franchises in the future, either of which could negatively affect our sales and profitability;

•	our expenses may increase due to increased manufacturing costs, including higher labor and raw materials costs such as Zinc for our die-cast products. In addition, recently imposed requirements for additional lead testing at manufacturing facilities will further increase manufacturing costs;

•	product costs and profit margins may be unfavorably affected due to foreign currency fluctuations, particularly the appreciation of the Renminbi against the U.S. Dollar and the British Pound;

•	customer defaults, bankruptcies or poor financial condition could result in the loss of revenue or the decision not to continue, or to reduce, business with customers;

•	ongoing efforts to comply with the regulations promulgated under the Sarbanes-Oxley Act of 2002 will continue to increase general and administrative expenses;

•	changes in accounting standards, such as recognition of compensation costs relating to employee stock option plans in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment”, will increase our operating expenses;

•	changes in regulatory law, taxes or in the overall political conditions in China may cause an increase in our operating expenses; and
If we do not successfully integrate the historical Corgi business with Master Replicas and Cards, we may not achieve anticipated synergies or derive other strategic or cost benefits from the recent acquisition and merger.
     In order to capitalize on the merger of Master Replicas and historical Corgi and the acquisition of Cards, we will need to successfully integrate three business operations into an integrated company, which will require consolidation of operations, systems and procedures, products, office space, warehouses and personnel. We can provide no assurance that we will successfully identify redundant resources or effectively implement their consolidation or elimination. While we believe the businesses of Corgi, Master Replicas and Cards are complementary, management’s predictions regarding anticipated synergies and efficiencies, and our ability to capture additional market share as a result of the integration of these businesses, may be incorrect. Our failure to successfully integrate these businesses could have a material adverse effect on our financial situation and operating results.
Product liability, product quality controls, product recalls and other claims relating to the use of our product, as well compliance with governmental regulations by our manufacturing customers, could increase our costs.
     Because we sell collectibles, gifts and toys to consumers, we face product liability risks relating to the use of our products. We also must comply with a variety of product safety and product testing regulations in a multiple of jurisdictions. If we fail to comply with these regulations or if we face product liability claims, we may be subject to damage awards or settlement costs that exceed our product liability insurance coverage, currently in the amount of $27 million, and we may incur significant costs in complying with recall requirements. In addition, our licenses may give the licensor the right to terminate the license if any products marketed under the license are subject to a product liability claim, recall or similar violations of product safety regulations or if we breach covenants relating to the safety of the products or their compliance with product safety regulations. A termination of a license could adversely affect our net sales. Even if a product liability claim is without merit, the claim could harm our reputation and divert management’s attention and resources from our business.
     We also implement quality controls with respect to our products. Monitoring the quality of products produced by third parties is expensive, and we cannot provide assurance that we will be successful in identifying all products that do not comply with our quality standards or that we will successfully prevent such products from reaching the market. Sales of such products could negatively affect our reputation, resulting in a decrease in net sales. Sales of such products could negatively affect our reputation, resulting in a decrease in net sales. The industry has long recognized the risks associated with lead and participated in the establishment of federal standards for lead in children’s products over 30 years ago. In 1998, the toy industry agreed to abide by an even more stringent standard for lead than required by the federal regulations. While we are continually re-examining and improving our safety procedures, there is always an inherent risk that such procedures will not be followed by our manufacturers and suppliers.
We may engage in additional acquisitions and mergers in the future as part of our growth strategy. Our failure to successfully integrate new businesses may have a material adverse effect on our revenues, profit margins, capital expenditures and other aspects of our business.
     Our growth strategy is to continue to engage in acquisitions or mergers as opportunities arise, which may affect our revenues, profit margins, capital expenditures, or other aspects of our business. We can provide no assurances that we will be able to identify suitable acquisition targets or merger partners or that, if identified, we will be able to acquire these targets on acceptable terms or at all. The integration of acquired companies and their operations into our operations involves a number of risks including: the acquired business may experience losses that could adversely affect our profitability; unanticipated costs relating to the integration of acquired businesses may increase our expenses; possible failure to obtain any necessary consents to the transfer of licenses or other agreements of the acquired company may impair the feasibility of the acquisition; possible failure to maintain customer, licensor and other relationships after the closing of the transaction of the acquired company may negatively affect the expected benefits of the acquisition; difficulties in achieving planned cost-savings and synergies may increase our expenses or decrease our net sales; diversion of management’s attention could impair their ability to effectively manage our business operations; and unanticipated management or operational problems or liabilities may adversely affect our profitability and financial condition.
     These difficulties or our failure to achieve the expected benefits from past or future consolidations could have a material adverse effect on our business, results of operations and financial situation.
Competition for licenses could increase our licensing costs or limit our ability to market products.
     We market a majority of our products with licenses from other parties. These licenses are limited in scope and duration and generally authorize the sale of specific licensed products on a nonexclusive basis. Our license agreements often require us to make minimum guaranteed royalty payments, including up-front payments in the form of letters of credit or cash, that may exceed the amount we are able to generate from actual sales of the licensed products. Over the next two years, license agreements in connection with several of our key licensed properties are scheduled to expire, including our license for Star Wars products from Lucasfilm Ltd. which is scheduled to expire on December 31, 2007.

     For the year ended March 31, 2007, on a pro forma basis, net sales of our products with the licensed properties of Lucasfilm Ltd. for Star Wars related products accounted for approximately 24.3% of total net sales, or approximately $19.8 million compared to total net sales of $81.5 million. We and Lucasfilm Ltd. have elected not to renew our license with Lucasfilm Ltd., as a result of which we will not have the right to sell Star Wars products, other than a limited right for a 90-day period beginning on December 31, 2007 to sell off pre-ordered product. No other licensed property accounted for more than 10% of our pro forma net sales for six-month period ended March 31, 2007. For the fiscal year ending March 31, 2008, we expect sales of Harry Potter licensed properties to exceed 10% of our total net sales for the period, although there can be no assurance as to any amount of actual sales of these products. Our license for Harry Potter products expires on December 31, 2009.
     Any termination of or failure to renew our significant licenses, or any inability to develop and enter into new licenses, could limit our ability to market our products or develop new products and could reduce our net sales and profitability. Competition for licenses could require us to pay licensors higher royalties or higher minimum guaranteed payments in order to obtain or retain attractive licenses, which could increase our expenses. In addition, licenses granted to other parties, whether or not exclusive, could limit our ability to market products, including products we currently market, which could cause our net sales and profitability to decline.
If we fail to attract and retain qualified management and personnel, our performance may suffer.
     Our success is substantially dependent upon our executive management, as well as upon our ability to attract and retain qualified design, manufacturing and marketing personnel. In particular, we are highly reliant upon the continued involvement of Michael Cookson, our Chief Executive Officer, and Darren Epstein, former Chief Executive Officer of Cards and our Executive Vice President and Chief Strategy Officer, and other members of our senior management team. After consummation of the merger with Master Replicas, Mr. Cookson entered into a three year employment contract with us to help ensure his continued management of the company over the next three years. Nevertheless, if Mr. Cookson were to terminate his employment with us, or if we were to lose any of our current executive management team members for any reason, our business, financial condition and results of operations could be materially adversely affected. We are not the beneficiaries of any “key person” life insurance policy on Michael Cookson, Mr. Epstein or any other member of our senior management as of the date hereof.
Our net sales and profitability depend on our ability to continue to conceive, design and market products that appeal to consumers.
     The introduction of new products is critical in our industry and to our growth strategy. Our business depends on our ability to continue to conceive, design and market new products and upon continuing market acceptance of our product offerings. Rapidly changing consumer preferences and trends make it difficult to predict how long consumer demand for our existing products will continue or what new products will be successful. Our current products may not continue to be popular or new products that we introduce may not achieve adequate consumer acceptance for us to recover development, manufacturing, marketing and other costs. A decline in consumer demand for our products, our failure to develop new products on a timely basis in anticipation of changing consumer preferences or the failure of our new products to achieve and sustain consumer acceptance could reduce our net sales and profitability.
Sales of a majority of our products are seasonal and dependent on the timing of movie, DVD and video game releases, which causes our operating results to vary from quarter to quarter.
     Our net sales and profitability are customarily slowest in the quarter ending March 31. However, unlike many collectible, gift and toy companies, we may benefit from Spring, Summer, Fall and holiday movie, DVD and video game releases that can help drive the sales of our products. Our quarterly results will be affected depending on whether or not we have obtained licenses for popular movie, DVD or video games released in such quarter. Quarterly variations in operating results may cause us to increase our debt levels and interest expense in any quarter and may tend to depress our stock price during such quarters.
If we fail to comply with internal controls evaluation requirements our stock price could be adversely affected.
     We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the SEC pursuant to such Act. We expect compliance with these requirements to be time-consuming and expensive. If we fail to timely complete the evaluation of our internal controls over financial reporting in time, or if we identify material weaknesses in these internal controls, we could be subject to regulatory scrutiny and decreased public confidence in our internal controls, which may adversely affect the market price of our ADSs.
     In connection with historical Corgi’s merger with Master Replicas, we entered into tax indemnity agreements under which Corgi is required to indemnify former Master Replicas shareholders against U.S. federal, state and local income taxes, interest and penalties if the merger transaction fails to qualify as a reorganization as defined by section 368(a) of the United States tax code. While we believe the merger transaction complies with such rule, there can be no assurance of the foregoing.

Competition in our markets could reduce our net sales and profitability.
     We operate in highly competitive markets. We compete with several large domestic and foreign companies such as Mattel, Inc., Hasbro, Inc., RC2 and The Franklin Mint, as well as broad range of smaller gift, toy and collectibles companies. In addition, several large retailers are developing and selling their own private label gift, toy and collectible products. We compete on the basis of products, shelf-space and consumer spending. Some of our competitors have longer operating histories, greater brand recognition and greater financial, technical, marketing and other resources than we have. In addition, we may face competition from new participants in our markets because the collectible, gift and toy industries have limited barriers to entry. We experience price competition for our products, competition for shelf space at retailers and competition for licenses, all of which may increase in the future. If we cannot compete successfully in the future, our net sales and profitability will likely decline.
We may not be able to collect our outstanding accounts receivable, and we depend on maintaining a relationship with our largest customers for the successful operation of our business.
     Many of our largest customers generally purchase large quantities of our products on credit, which may cause a concentration of accounts receivable among some of these customers. Our profitability may be harmed if one or more of our largest customers were unable or unwilling to pay these accounts receivable when due or demand credits or other concessions for products they are unable to sell. For the year ended March 31, 2007, on a pro forma basis none of our customers represented more than 5% of our consolidated net sales.
We rely on a limited number of foreign suppliers in China to manufacture substantially all of our products.
     We rely on third-party suppliers and manufacturers in China to manufacture substantially all of our products. We enter into purchase orders with our foreign suppliers and generally do not enter into long-term contracts. However, we have entered into a three-year production agreement with Zindart Manufacturing Limited (historical Corgi’s former Chinese factory division) to purchase up to $7.5 million in products for the first year, $5.5 million in the second year and $5.0 million in the third year, subject to competitive pricing and other conditions. Difficulties encountered by these suppliers such as fire, accident, natural disaster or an outbreak of a contagious disease at one or more of their facilities could halt or disrupt production at the affected facilities, delay the completion of orders, cause the cancellation of orders, delay the introduction of new products or cause us to miss a selling season applicable to some of our products. Any of these risks could increase our expenses or reduce our net sales, which would have an adverse effect on our results of operations and financial position.
     In addition, our manufacturers may decide not to continue producing our products. Several quality manufacturing alternatives may be available in China, but there can be no assurance that we will be able to find alternate producers on a timely basis, if at all, or that alternate producers will be able to meet our quality standards. Also, prices charged by the alternate vendors may be higher than those charged by our current manufacturers. The related price increases could unfavorably affect our financial position and results of operations.
Increases in the cost of the raw materials used to manufacture our products could increase our cost of sales and reduce our gross margins.
     Since our products are manufactured by third-party manufacturers, we do not directly purchase the raw materials used to manufacture our products. However, the prices we pay our manufacturers may increase if their raw materials, labor or other costs increase. We may not be able to pass along such price increases to our customers. As a result, increases in the cost of raw materials, labor or other costs associated with the manufacturing of our products could increase our cost of sales and reduce our gross margins. For example, increases in the price of zinc, a key component in die-cast products, and increased costs in China, primarily for labor, may continue to reduce our gross margins in the future.
Currency exchange rate fluctuations could increase our expenses.
     Our net sales are primarily denominated in U.S. dollars and in British pounds sterling. Generally, the expenses for our third-party manufacturers are denominated in Chinese Renminbi or Hong Kong dollars. As a result, any material increase in the value of the Hong Kong dollar or the Chinese Renminbi relative to the U.S. dollar or the British pound would increase our expenses and, therefore, could adversely affect our profitability. We currently do not hedge our foreign currency risk.
Our present assessments of future economic trends may adversely affect the accuracy of our earnings projections and guidance disclosed to the public.
     From time to time we release earnings projections and disclose guidance to the public with respect to estimated results of operations. Our current calculations and predictions with regard to future demand and sales of our products are based on estimates derived from present assessments of future economic trends, movie trends and sales forecasts based on information provided by our existing and potential customers. Such estimates, however, remain uncertain. In the event that the economic outlook does not continue in accordance with our economic estimates, or the films we expect to be popular do not turn out to be so, the rate of growth of demand for our products may stagnate and, consequently, our sales may not increase and may even decrease. In addition, as it is difficult to predict accurately blockbuster movies and related demand for movie replicas, we may not accurately gauge the effect of movie successes on our business. As a result, our actual results of operations may materially deviate from our earlier projections or we may not react to such changing conditions in a timely manner, which may result in an adverse impact on our results of operations. Any such adverse deviations from our earlier guidance due to unforeseen changes in the economy may cause the price of our ADSs to decline.
Failure to protect our proprietary intellectual property and information could have a material adverse effect on our business, financial condition and results of operations.
     The value of our business depends to a large degree on our ability to protect our intellectual property, including our trademarks, trade names, copyrights, patents and trade secrets in the U.S., the U.K. and around the world. Any failure to protect our proprietary intellectual property and information, including any successful challenge to our ownership of our intellectual property or material infringements of our intellectual property, could have a material adverse effect on our business, financial condition and results of operations. In addition, our manufacturing is based in China, where product piracy and counterfeiting activities have been known to be widespread. Although we make significant efforts to prevent piracy and counterfeiting of our products, we can make no assurances that such activities will not occur, as certain of these activities may be beyond our reasonable control. We incur expenses related to policing and other prevention efforts against piracy and counterfeiting, and may lose legitimate sales of our product when and where pirated or counterfeited product has been sold. We do not believe that such activities have materially affected our historical operating results, but can provide no assurance whether heightened piracy and counterfeiting activities may materially affect our future operating results.
Risks Related to our Industry
Our exports to foreign countries may be limited by applicable tariffs and quotas
     Most of our products are shipped from our manufacturing centers and warehouses in the U.S., the U.K. and Hong Kong to customers in the U.S. and the U.K. The U.S. and U.K. may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect our ability to continue to export products to the U.S. or U.K. at current or increased levels. We cannot predict what regulatory changes may occur, if any, or the type or extent of any financial impact on us that such changes may have in the future. In addition, various forms of protectionist trade legislation have been proposed in the U.S., the U.K. and the European Union. Adverse changes in tariff structures or other trade policies could have a material adverse effect on our business, financial condition and results of operations. In addition, our business may be negatively affected in the event there are any political changes or turmoil in China or with the U.S., the U.K. and the European Union.
We may be negatively affected by political, social and economic instability in the PRC or elsewhere.
     Since substantially all our products are manufactured in China, the political, social and economic environment in the PRC may have an adverse impact on our business. The PRC is controlled by the Communist Party of the PRC. Under its current leadership, the PRC has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization; however, there can be no assurance that the PRC government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation or reform money-losing state-owned enterprises, the inadequate development or maintenance of infrastructure or the unavailability of adequate power and water supplies, transportation, raw materials and parts, or a deterioration of the general political, economic or social environment in the PRC, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, a deterioration of political relations between the U.S. or the U.K. and the PRC may adversely affect our business.

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
     In addition, our administrative, compliance, sourcing and accounting activities are located in part in Hong Kong. As a result, our business, financial condition and results of operations may be influenced by the general political, social and economic situation in the PRC, Hong Kong, the U.K. and the U.S. Accordingly, we may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations and changes in import/export regulations, tariffs, duties and quotas.
As a foreign private issuer, we have limited reporting requirements.
     As a foreign private issuer, we are exempt from certain rules and regulations of the Securities Exchange Act of 1934, which we also refer to as the Exchange Act, including those prescribing the furnishing and content of proxy statements. Also, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as frequently, as promptly or containing the same information as U.S. companies. As a result, the frequency and scope of information made publicly available may not be equivalent to that of a domestic U.S. issuer.
There may not be a liquid market for our ADSs, which may cause our ADSs to trade at lower prices and make it difficult to sell your ADSs.
     Although historical Corgi’s ADSs have traded on the NASDAQ Global Market since February 1997, the trading volume has been low. We cannot predict at this time if our ADSs will trade more actively in the public market. The absence of a liquid trading market could make it more difficult for you to sell your ADSs and could exert downward pressure on the price of our ADSs.
We may fail to meet the maintenance standards for the NASDAQ Global Market.
     Our ADSs are currently traded on the NASDAQ Global Market. If we are unable to maintain the requirements for continued listing on the NASDAQ Global Market, including with respect to our minimum share price, our ADSs could be delisted from trading on this market. Consequently, selling and buying our securities would be more difficult because of the absence of a regular market for our ADSs, reduced liquidity due to lower trading volume, delays in the timing of transactions, greater difficulty in disposing of securities and obtaining accurate quotations; and possible reduction in security analysts’ and the news media’s coverage of our Company.
     These factors could result in lower prices and larger spreads in the bid and ask prices for our ADSs than might otherwise be obtained, which could have an adverse effect on the price of our ADSs.
If we are a passive foreign investment company, holders of our shares and ADSs may suffer adverse tax consequences.
     U.S. holders of our ADSs may experience unfavorable tax consequences if we are treated as a passive foreign investment company, or PFIC, under the U.S. Internal Revenue Code of 1986, as amended, for any year during which the U.S. holder owned our ADSs. In general, we would be considered a PFIC for any taxable year if either (1) 75% or more of our gross income in the taxable year is passive income, or (2) 50% or more of the average value of our assets in the taxable year produces, or is held for the production of, passive income. For example, if a U.S. holder disposes of an ADS at a gain, and during any year of its holding period we were a PFIC, then such gain would be taxable as ordinary income and not as capital gain and would be subject to additional taxation based on the length of time the U.S. holder held such stock.

Holders of our ADSs may have limited rights relative to holders of our ordinary shares in certain circumstances.
     The rights of holders of ADSs with respect to voting of ordinary shares and receiving certain distributions may be limited in certain respects by the deposit agreement entered into by us and the Bank of New York. For example, although ADS holders are entitled under the deposit agreement to instruct the depositary as to the exercise of their voting rights pertaining to the ordinary shares represented by their ADSs, and the depositary has agreed that it will vote the ordinary shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the ordinary shares. This means that holders of ADSs may not be able to exercise their right to vote. In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our ADSs. As a result, holders of ADSs may not receive distributions made by us.
Certain of our shareholders own a significant percentage of our ordinary shares and therefore may be able to influence our business in ways that are less beneficial to you.
     As of March 31, 2007, our current executive officers, directors and shareholders holding 5% or more of our outstanding shares (as known to us or based on public filings) collectively beneficially own or control over 75% of our outstanding ADSs (including ownership of warrants and options exercisable within 60 days of March 31, 2007). As a result, if our executive officers, directors and these shareholders were all to vote in the same way, they would have the ability to exert significant influence over our board of directors and how we operate our business. The concentration of ownership may also have the effect of delaying or preventing a change in control of our company, which could negatively affect the price of our ADSs.
Item 4. Information on the Company
A. HISTORY AND DEVELOPMENT OF THE COMPANY
     Corgi Classics Limited was originally founded in 1956 in England and is one of the oldest marketers of collectible die-cast models of trucks, buses, cars and airplanes in the world with its principal markets of its products in the United Kingdom and Northern Europe. In July 1977, Corgi International Limited (formerly known as Zindart International Limited) was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance initially to operate a manufacturing facility. In February 1997, historical Corgi’s ADSs were listed on the NASDAQ Global Market (formerly known as the NASDAQ National Market) and historical Corgi acquired Corgi Classics Limited in July 1999. In December 2006, historical Corgi sold its Zindart Manufacturing division. Historical Corgi also operated a book and paper division, Hua Yang, which it acquired in February 1998 and sold in May 2004.
     In December 2006, historical Corgi acquired Cards and merged with Master Replicas. Master Replicas Inc., based in Walnut Creek, California, was founded in 2003 and is a designer and marketer of movie and television prop replicas. Historically, Master Replicas has sold its products principally to customers in the United States. Cards Inc. Limited, based in Watford, England, was founded by Darren Epstein in 1989 and is a distributor of trading cards and pop culture memorabilia principally in the United Kingdom and Europe.
     During the last financial year, historical Corgi closed a number of significant transactions and effected certain management changes (collectively referred to as our recent transactions in this document), including:
•	on December 15, 2006, historical Corgi sold its Zindart Manufacturing division (including the shares of Zindart Manufacturing Limited and Dongguan Xinda) and leased the underlying land to Poundwell Limited for a nominal rent until the title of the land is transferred, and pursuant to which (i) it paid to Poundwell approximately $2.23 million to settle and waive inter-company liabilities owed to Zindart Manufacturing and other transaction costs; (ii) it discharged approximately $1.4 million of Zindart Manufacturing related bank indebtedness; (iii) it paid $250,000 with respect to the settlement of capital lease obligations; (iv) it agreed to assume $1.0 million of property transfer taxes arising from the sale of the factory; and (v) its subsidiary, Corgi Classics Limited, entered into a vendor agreement pursuant to which historical Corgi agreed to purchase from Zindart Manufacturing at least $7.5 million of product in the first year of the contract, $5.5 million in the second year and $5.0 million in the third year of the contract, subject to competitive pricing and other conditions;

•	on December 20, 2006, historical Corgi effected a six for one share reverse stock split;

•	on December 20, 2006, historical Corgi shareholders approved the increase of the number of shares issuable under Corgi’s 1997 Equity Incentive Plan by 1,369,487 ADSs to a total of 1,574,996 ADSs;

•	on December 20, 2006, historical Corgi closed the acquisition of Cards Inc. Limited for a total of 1,191,110 ADSs pursuant to which 612,213 ADSs are being held in escrow to cover certain representations and warranties of Cards, including representations relating to revenues and earnings of Cards for 2008 and 2009;

•	on December 20, 2006, historical Corgi closed a private placement of $17.6 million at $6.60 per ADS for an aggregate of 2,666,506 ADSs and issued warrants to purchase 799,938 ADSs with an exercise price of $7.80 per ADS;

•	on December 20, 2006, historical Corgi converted $5.65 million in principal amount of convertible notes issued in a private placement in April 2006 at $6.60 per ADSs for an aggregate of 902,414 ADSs and issued warrants to purchase 270,716 ADSs with an exercise price of $7.80 per ADS;

•	on December 20, 2006, Darren Epstein, the former Chief Executive Officer and principal shareholder of Cards Inc. Limited, became Executive Vice President, Chief Strategy Officer of historical Corgi and, on December 26, 2006, he became a Director of the Company;

•	on December 26, 2006, Timothy Steel become a Director of the Company;

•	on December 26, 2006, historical Corgi closed the merger with Master Replicas pursuant to which historical Corgi issued 3,956,867 ADSs to the shareholders of Master Replicas (including the assumed pre-existing Master Replicas warrants to purchase 139,617 ADSs which were exercised on December 27, 2007), and assumed pre-existing Master Replicas options to purchase 918,053 ADSs and pre-existing Master Replicas warrants to purchase 20,314 ADS;

•	on December 26, 2006, Michael Cookson, formerly the Chief Executive Officer of Master Replicas, became the Chief Executive Officer of the Company;

•	on July 9, 2007, Jack Lawrence, previously Chief Financial Officer of Cranium, Inc., a privately held Seattle based Games Company, became our Chief Financial Officer and General Manager, U.S.

•	on August 22, 2007, we and our warrant holders amended the terms of the 1,070,654 warrants issued in December 2006 to reduce temporarily their exercise price from $7.80 per share to $5.00 per share if exercised by September 5, 2007. Any warrant holder exercising their warrants would be entitled to receive a new warrant on substantially the same terms as the existing warrants but with an exercise price of $6.00 per share. The terms of any warrant not exercised by September 5, 2007 remain unchanged. Holders of 368,863 warrants exercised such warrants for approximately $1.844 million by September 5, 2007. The Company issued 184,427 new warrants to such holders with an exercise price of $6 per ADS.
Registered Office
     Our registered office is located at Unit 711 — 717 , 7/F., Tower A, New Mandarin Plaza, 14 Science Museum Road, TST East, Kowloon, Hong Kong, S.A.R., China and our telephone number is 011 852 2256-6000.

B. BUSINESS OVERVIEW
Business Segments and Principal Activities
     We design, produce, market and distribute a broad product line of innovative, high-quality licensed and non-licensed pop culture collectibles, gifts and toys, ranging from high-end movie and television prop replicas to lower price point gifts and toys.
     We market our consumer products under three brands: Master Replicas, Corgi, and PopCo, and conducts our distribution business under our Cards Inc. brand. We hold licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises of all time including, amongst others, Disney Classics, Harry Potter, James Bond, Pirates of the Caribbean, The Golden Compass, Marvel Classics, and Spider-Man 3. In 2007, our new Harry Potter line of products was launched and the launch of our Golden Compass line of products is scheduled for Fall 2007.
Products, Markets and Marketing Channels
     After the recent transactions, we began the process of reclassifying our product categories and channels of distribution to be more closely aligned with our strategic direction and organizational structure. We now group our products into three primary product categories: movie prop replicas (Master Replicas); die-cast collectibles (Corgi); and gift and toy products (PopCo). We also distribute trading cards and movie memorabilia through our Cards Inc. brand.
     We offer a wide range of products at varying retail price points from $4.99 to $2,200. We believe our products appeal to a broad range of consumers.
     Master Replicas Brand: Prop Replica Collectible Memorabilia Products. This category includes a wide range of licensed collectible products that generally are high quality, authentic reproductions of movie props from leading entertainment franchises. Our Master Replicas brand specifically targets passionate communities of fans and collectors. Products in this category include:
•	Limited Edition Prop Replicas;

•	Studio Scale Replicas; and

•	Scaled Replicas.
     Corgi Brand: Die-Cast Collectibles. Corgi Classics Limited, founded in 1956 and which historical Corgi acquired in July 1999, is one of the oldest marketers of collectible die-cast model trucks, buses, cars and airplanes in the world. Through Corgi Classics, we offer a broad portfolio of products ranging from special interest items to more popular, often license-based, items. Most of our product lines consist of highly detailed, authentic scale replicas of transport vehicles, produced in limited numbers and designed to appeal to a wide range of die-cast collectors. Increasingly, we are broadening our product lines to include more mixed-scale, lower-priced, die-cast lines that are sold in wider distribution channels.

     PopCo: Gifts and Toys. This category includes a wide range of licensed collectible gifts and toys that are aimed at the broader market of casual fans in addition to serving as entry level price points for younger collectors. Products in this category include:
•	Harry Potter and Golden Compass toy lines (including action figures, play sets and electronics); and

•	Pop culture products, including movie memorabilia and gifts (bobble head dolls, plates, cookie jars).
     Cards Inc. Through this brand, we distribute trading cards and other memorabilia, including:
•	Movie memorabilia (including action figures, statuettes and other collectibles);

•	Trading cards (Topps, Inkworks, Rittenhouse, Comic Images, Panini, Artbox); and

•	Collectible game cards (Yu-Gi-Oh and Magic—The Gathering).
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
Geographic Markets
     Our business is managed on a worldwide basis, and we market and distribute directly in two principal geographic markets. On a pro forma basis, the U.K./Europe and U.S. accounted for approximately 67% and 33%, respectively, of our net sales for the year ended March 31, 2007.
Channels of Distribution
     We market our products through multiple channels of distribution in order to maximize our sales opportunities for our broad product offering, including the following:
•	products with lower price points are generally sold in national accounts and chain retailers such as Toys “R” Us, Sharper Image, Tesco and Model Zone;

•	products with higher prices are typically sold in specialty retailers such as hobby, collector and gift shops, wholesalers and other international distributors; and

•	Corgi products are sold direct to consumers through our company websites, in addition to traditional channels of distribution.
     We believe our multiple distribution channels mitigate the risk of concentration by any specific channel or customer.

Business Strategy
     Key elements of our new management team’s business strategy include:
•	producing innovative, high quality pop culture products targeting customers ranging from younger enthusiasts to the most passionate and discerning high-end collectors;

•	building and expanding the Corgi brand for die cast vehicles and figurines;

•	building and expanding the Master Replicas brand for movie-prop replicas and high-end collectibles and memorabilia;

•	building and expanding a new brand called PopCo for lower-priced pop culture gift and toys;

•	building and expanding our existing Cards Inc. distribution business of pop culture products, collectibles and memorabilia, including trading cards;

•	increasing our sales of existing and new products to our current customers who historically buy only one brand of our products by cross-selling other product brands to our customers;

•	building our base business and brands by targeting three key geographic markets for growth: North America, Northern Europe and Japan;

•	maintaining and growing a diversified portfolio of license relationships with the owners of leading entertainment franchises;

•	expanding our product categories of licensed products over time, either organically or through acquisitions;

•	leveraging a multi-prong distribution platform that includes (i) national accounts and chain retailers; (ii) specialty channels of hobby/collector gift and toy shops; (iii) international distributors; and (iv) direct-to-consumer sales; and

•	utililizing third party manufacturing, primarily in China, to produce our products.
     In addition to expanding our product offerings and licenses, our recently completed transactions have also resulted in:
•	the strengthening of our management team, including the appointment of our new Chief Executive Officer, Michael Cookson, and new Executive Vice President, Chief Strategy Officer, Darren Epstein, our new Chief Financial Officer, Chief Operating Officer and General Manager, U.S., Jack Lawrence, our new Managing Director, Europe, Denis Horton, and our new Finance Director, Europe, Bob Esterbrook;

•	the sale of historical Corgi’s Zindart Manufacturing division in the PRC in December 2006;

•	the addition of complementary distribution channels and customers; and

•	the continued consolidation of our operations including warehousing and facilities.
     We are currently reviewing our corporate structure, management, facilities, systems, employees, products, and vendors with a view to continue to consolidate, streamline and reduce costs and redundancies where possible and to identify and leverage synergies that may exist as a result of historical Corgi’s recent merger with Master Replicas and acquisition of Cards. We plan to continue to consolidate our operations, reduce our stock keeping unit count by approximately 20%, and integrate our systems and procedures.

     Intellectual Property
     Trademarks
     We own certain trademarks and other intellectual property rights associated with products marketed and sold by us. Key trademarks are registered in the substantive territories in which we operate or distribute our products. Our key employees have entered into confidentiality agreements with us.
     Licenses
We market a significant portion of our products utilizing intellectual properties under license from third parties. We hold license agreements with entertainment, publishing and media companies; automotive and truck manufacturers; agricultural and construction vehicle and equipment manufacturers. These licenses are integral to our strategy as a pop culture company. Our strategy in execution of these agreements is two-fold: we seek out properties that provide access and appeal to a slightly older toy demographic in order to continue to grow our core base through entry and gateway consumer activities. As such, our agreements provide rights across adjacent toy and collectible categories to create a vertically integrated offering of price points, form factors and distribution channels. We achieve marketing efficiencies via programs that integrate the company’s promotional activities with those of the licensor entities to generate awareness and demand.
     For the year ended March 31, 2007, on a pro forma basis, net sales of our products with the licensed properties of Lucasfilm Ltd. (Star Wars) accounted for more than 24.3% of total net sales. No other licensed property accounted for more than 10% of our total net sales for the year ended March 31, 2007. As of March 31, 2007, a significant number of our licenses required us to make minimum guaranteed royalty payments whether or not we meet specific sales targets. Aggregate future minimum guaranteed royalty payments as of March 31, 2007, are $5.3 million, with the individual license minimum guarantees ranging from $1 to $1.7 million. Royalty expense for the year ended March 31, 2007 was $3.0 million. We are a party to over 50 license agreements, approximately 40 of which are actively used in our current product lines, with terms generally of two to three years. Any termination of or failure to renew our significant licenses, or inability to develop and enter into new licenses, could limit our ability to market our products or develop new products and reduce our net sales and profitability. Over the next two years, license agreements in connection with several of our key licensed properties, including licenses for certain Star Wars, Spiderman and Harry Potter products, are scheduled to expire. Competition for licenses could require us to pay licensors higher royalties and higher minimum guaranteed payments in order to obtain or retain attractive licenses, which could increase our expenses.
Sales And Marketing
     Our sales organization consists of an internal sales force and external sales representative organizations. Our internal sales force provides direct customer contact with several national retailers and nearly all other specialty retail and whole-sale accounts. Our internal sales force is supplemented by external sales representative organizations, which provide more frequent customer contact and solicitation of the national accounts, chain retailers as well as many of our international distributors. External sales representatives generally earn commissions of 3.0% to 6.0% of the net sales price from their accounts.
     Our objective is to leverage our marketing of our licensed products with our licensors’ marketing of the related movie, DVD and/or video game release. We believe the combined marketing increases awareness of our products and sales. Our marketing programs are directed towards pop culture collectors, from younger enthusiasts to passionate, discerning collectors. Our objectives include increasing awareness of our product offerings and brand names, as well as executing consumer promotions. We generally utilize the following media vehicles in our marketing plans:
•	Digital Marketing. The Internet and other digital media are an increasingly important part of our marketing plan because many consumers have adopted the Internet as a preferred way to communicate with others about their product preferences and purchases. Our websites, www.masterreplicas.com, www.cardsinc.com, www.corgi.co.uk, www.corgi-usa.com/code/ home.php, and www.collectorzone.com, highlight our products, list product release dates and collect market data directly from consumers. We also gather consumer information through consumer letters, e-mails, telephone calls, product surveys and focus groups.
•	Advertising. We place print advertisements in trade and consumer publications with high circulation targeted to pop culture enthusiasts and collectors. We run television commercials on a selective basis that target key consumers.

•	Public Relations. We have developed a trade and consumer public relations effort to build relationships with editors at publications targeted across all of our product lines.

•	Co-op Advertising. We work closely with retail chains to plan and execute ongoing retailer-driven promotions and advertising. The programs usually involve promotion of our products in retail customers’ print circulars, mailings and catalogs, and sometimes include placing our products in high-traffic locations within retail stores and end-cap displays.
Competition
     We compete with several large domestic and foreign companies, such as Mattel, Inc., Hasbro, Inc., RC2 and The Franklin Mint, as well as a broad range of smaller gift and collectible companies. In addition, a number of large retailers are developing and selling private label memorabilia, gift and toy products. Competition in the distribution of our products is both intense and highly fragmented, and the principal methods of competition consist of product appeal, ability to capture shelf or rack space, timely distribution, price and quality. Competition is also based on the ability to obtain license agreements for existing and new products to be sold through specific distribution channels or retail outlets. Many of our competitors have longer operating histories, greater brand recognition and greater financial, technical, marketing and other resources than we have.
Production
     Far East product sourcing. We have operations in Hong Kong that employ approximately 30 people who oversee the sourcing of the majority of our products. This group assists our suppliers in sourcing raw materials and packaging, performs engineering and graphic art functions, executes the production schedule, provides on-site quality control, facilitates third-party safety testing and coordinates the delivery of shipments for export from China.
     Far East production. Substantially all of our products are manufactured by third parties in China. All products are manufactured to our specifications using molds and tooling that we generally own. Our manufacturing partners own the manufacturing equipment and machinery, purchase raw materials, hire workers and plan production. In general, we purchase fully assembled and packaged finished goods in master cartons for distribution to our customers. We enter into purchase orders with our foreign suppliers and do not have any long-term contracts for purchase of our products other than our three year contract with Zindart Manufacturing Limited (historical Corgi’s former Chinese manufacturing division).
     Tooling. To create new products, we continuously invest in new tooling. Tooling represents the majority of our capital expenditures. We generally own all of our tools and provide them to our suppliers during production. Tools are generally returned to us when a product is no longer in production and are stored for future use.
     Product safety. Our products are designed, manufactured, packaged and labeled to conform with all safety requirements under applicable laws and regulations in the countries in which our products are manufactured and sold, industry developed voluntary standards and product specific standards, and are periodically reviewed and approved by independent safety testing laboratories. We carry product liability insurance coverage with a limit of over $27.0 million per occurrence.
          The recent recalls by major toy manufacturers has heightened the awareness of potential risk of lead being contained in certain toy products. We continue to take a proactive approach with our manufacturers in the following manner:

•	our vendors are made aware of their obligation to comply with the requirements of EN71 / ASTM. This is stated on each order form we send to them;

•	our products are independently tested by reputable international testing houses in order to secure certificates of conformity (without which major customers will not accept the products);

•	in light of the recent issues relating to excess lead in paints used on toy products, we have reviewed our control procedures and are further strengthening our quality assurance testing requirements, in particular the frequency of testing of paint to ensure it continues to conform to the approved standard; and

•	collector models are not intended for use as toys. They have an age grading of 14+ and are clearly marked “A Die Cast Model for the Adult Collector”. As such they are not subject to EN71.
     Logistics. Our logistics operations strategy is to streamline the number of supply chain facilities that we utilize, thereby enabling us to move product more quickly to the marketplace. Currently, our product is shipped out of six warehouses worldwide, each only carrying one brand of our product. The locations of these centers are as follows:
•	Cards, Inc. operates two private warehouses in the U.K.;

•	Corgi Classics utilizes one public warehouse in the U.K.;

•	Master Replicas utilizes a public warehouse in New Jersey, one in California and one in Hong Kong.
     Our plan is to continue to consolidate these centers to streamline our operations, improve systems of the combined companies as well as meet the needs of our customers.
     In the last three fiscal years, we have made capital expenditures of $1.8 million, $0.8 million and $1.1 million in each of the years ended March 31, 2007, December 31, 2005 and December 31, 2004, respectively. These capital expenditures included tooling for manufacturing of products, which represents our primary investment in capital.
Seasonality and the Entertainment Industry
     Sales of our products are seasonal and dependent on the timing of movie, DVD and video game releases. Our net sales and profitability are customarily slowest in the quarter ending March 31. However, unlike many collectible, gift and toy companies, we may benefit from Spring, Summer and Fall/holiday movie, DVD and video game releases that can drive the sales of our products. Our quarterly results will be affected, depending on whether or not we have successfully obtained licenses for popular movies, DVDs or video games released in such quarter. Quarterly variations in operating results may cause us to increase our debt levels and interest expense in any quarter and may tend to depress our stock price during such quarters.
Customers
     We have a diversified base of customers, with no one customer representing more than 5% of our sales for the year ended March 31, 2007, on a pro forma basis.
Employees
     We emphasize the recruiting and training of high-quality personnel, and to the extent possible, promote people from within. We consider our employee relations to be good. Our continued success will depend, in part, on our ability to attract, train and retain qualified personnel at all of our locations.
Governmental Regulation
     Our business activities are subject to various governmental regulations in countries in which we operate, including regulations relating to business/investment approvals, export regulations including those related to tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. Please refer to “Item 3D — Risk Factors”.

C.	ORGANIZATIONAL STRUCTURE.
     Corgi International Limited is the parent company of our group. For a list of our material subsidiaries, please see Exhibit 8.1 to this Annual Report, which is incorporated by reference herein.
D.	PROPERTY, PLANTS AND EQUIPMENT
     We are currently headquartered at Unit 711 — 717 , 7/F., Tower A, New Mandarin Plaza, 14 Science Museum Road, TST East, Kowloon, HK, Hong Kong, S.A.R., China.
     Corgi U.K. operates out of an office accommodation in Leicester, England totaling approximately 8,415 square feet under a lease scheduled to expire in February 2015. Cards Inc. operates out of a facility that has an office/warehouse combined facility in Watford, England, totaling approximately 20,000 square feet under a lease scheduled to expire in June 2012. Master Replicas operates out of an office in Walnut Creek, California, and occupies approximately 5,974 square feet under a lease that expires in August 2008. We also utilize two other public warehouses in the U.K., two in the U.S. and one in Hong Kong. As part of our restructuring in connection with the consummation of the recent transactions in December 2006, we have a plan to review all of our offices and warehouses and consolidate office and warehouse operations space as appropriate and feasible.

Item 4A.	Unresolved Staff Comments
     Not applicable.

Item 5.	Operating and Financial Review and Prospects
Overview
Business
     We design, produce, market and distribute innovative, high-quality licensed and unlicensed pop culture collectibles, gifts and toys ranging from high-end movie and television prop replicas to lower price-point gifts and toys. For the fiscal year ended March 31, 2007, on a pro forma basis combining all three companies for 12 months each of operations, we had approximately $81.5 million of net sales and an operating loss of approximately $40.0 million. For the fiscal year ended March 31, 2007, on an actual basis, we had $35.5 million in net sales and an operating loss of $13.3 million.
     We market our consumer products under three brands: Master Replicas, Corgi, and PopCo, and conduct our distribution business under our Cards Inc. brand. We hold licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises of all time including, Disney Classics, Harry Potter, James Bond, Pirates of the Caribbean, The Golden Compass, Marvel Classics, and Spider-Man 3. Historically, Master Replicas benefited from its license for Star Wars products, which terminates on December 31, 2007. For the fiscal year ended March 31, 2008 and beyond, we expect to benefit from the launch of our new Harry Potter line of products in the Summer of 2007 and the scheduled launch of our Golden Compass line of products in the Fall of 2007.
     Corgi Classics Limited was originally founded in 1956 in England and is one of the oldest marketers of collectible die-cast models of trucks, buses, cars and airplanes in the world, with its principal markets of its products in the United Kingdom and Northern Europe. In December 2006, historical Corgi sold its Zindart Manufacturing division.
     Master Replicas, based in Walnut Creek, California, was founded in 2003 and is a designer and marketer of movie and television prop replicas. Historically, Master Replicas sold its products principally to customers in the United States.

     Cards Inc. Limited, based in Watford, England, was founded in 1989 by Darren Epstein and is a distributor of trading cards and pop culture memorabilia principally in the United Kingdom and Europe.
Recent Transactions
     In December 2006, historical Corgi acquired Cards Inc. and merged with Master Replicas, closed a private financing of $17.6 million, converted into ADSs $5.65 million in principal amount of outstanding convertible notes raised in April 2006, and effected a six for one reverse stock split of its shares.
     As a result of these transactions, for accounting purposes, Master Replicas was deemed to be the accounting acquirer and, accordingly, Master Replicas’ financial statements will be presented as the historical financial statements of the combined entity subsequent to the acquisition.
     We have begun and plan to continue to consolidate our corporate structure and operations in order streamline and reduce costs and redundancies of the combined companies. In the Spring of 2007, we reduced the number of our Corgi employees by approximately 21 and hired new senior management for Corgi UK which resulted in a charge of approximately $700,000 incurred in March 2007. In the future, we expect to implement additional consolidations and reductions and to identify and leverage synergies that may exist as a result of our recent combination of Corgi, Master Replicas and Cards Inc.
Net Sales
     We do not typically sell our products on consignment, and we ordinarily accept returns only for defective merchandise. In certain instances, where retailers are unable to resell the quantity of products that they have purchased from us, we may, in accordance with industry practice, assist retailers in selling such excess inventory by offering credits and other price concessions, which are typically evaluated and issued annually.
     We recognize revenue when products are shipped and, in certain arrangements, when the products reach the destination as specified by the customer, which is when title is passed and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.
     The provisions for trade discounts, products returns, incentive programs for distributor and end customers are recorded as a reduction of revenue in the same period the related revenue is recognized. The provision is estimated based on factors that include, but are not limited to, historical sales returns, discounts given and current known trends. Should the actual product returns and allowances exceed the estimates, additional reductions to the Company’s revenue would result.
     We provide certain customers the option to take delivery of our products with credit terms generally ranging from 30 to 90 days.
Cost of Good Sold, Gross Profits and Gross Margin.
     Costs of goods sold are costs specifically related to products sold during the fiscal period. Gross profit is the difference between net sales and costs of goods sold. Gross margin is gross profit as a percentage of sales.
     Our products are manufactured by third-parties, generally located in China. Cost of sales primarily consists of purchases of finished products, which accounted for approximately 80% of our cost of sales. The remainder of our cost of sales primarily includes tooling depreciation, freight-in from suppliers, concept and design expenses, employee compensation and expense related to stock-based payment arrangements. Substantially all of our purchases of finished products from the Far East are denominated in Hong Kong dollars, and therefore, subject to currency fluctuations. Historically, we have not incurred substantial exposure due to currency fluctuations because since 1983 the Hong Kong government has maintained a policy of linking the Hong Kong dollar and the U.S. dollar. A future increase in the value of the Hong Kong dollar relative to the U.S. dollar may increase our cost of sales and decrease our gross margins.

     Additionally, if our suppliers experience increased raw materials, labor or other costs and pass along such cost increases to us through higher prices for finished goods, our cost of sales would increase, and to the extent we are unable to pass such price increases along to our customers, our gross margins would decrease. For example, increases in the price of zinc, a key component in die-cast products, and increased costs in China, primarily for labor, reduced our gross margins in 2007 and may continue to reduce our gross margins in 2008. In addition, the recent testing requirements caused by lead based product violations may cause an increase of up to 10% in product costs for the upcoming year.
     Our gross profits can also be affected by the mix of product that is shipped during each quarter. As an example, the Cards card product category has higher sales of non-licensed products that carry lower selling prices and lower gross profits than our licensed product categories. Conversely, many of our high-priced prop replicas carry greater profits for the category, but have associated license royalties which can vary based on the licensor. Additionally, individual product lines within each category carry gross profits that vary and can cause quarterly fluctuations, based on the timing of these individual shipments throughout the year.
Selling, General and Administrative Expenses
     Selling, general and administrative expenses comprise operating expenses that are not directly allocable to the products being sold. Selling, general and administrative expenses primarily consist of royalties, employee compensation, advertising and marketing expenses, freight-out to customers, sales commissions and expenses related to stock-based payment arrangements. Royalties vary by product category and are generally paid on a quarterly basis. Multiple royalties may be paid to various licensors on a single product.
     Selling, general and administrative expenses are mostly fixed in relation to anticipated changes in sales volume (other than royalties which increase with net sales of licensed products). We are continuing to drive efficiencies in our organization and are planning to consolidate operations which could reduce expenses in future periods.
     On January 1, 2006, the Company adopted SFAS No. 123R, “Share-Based Payment,” using the modified prospective method. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” For periods ended prior to January 1, 2006, pursuant to APB Opinion No. 25, no stock-based employee compensation expense was recognized by us and, under the modified prospective method pursuant to SFAS No. 123R, results for prior periods have not been restated.
Seasonality.
     We have experienced, and expect to continue to experience, substantial fluctuations in our quarterly net sales and operating results, which is typical of many companies in our industry. Our business is highly seasonal due to high consumer demand for our products based on the timing of movie, dvd and game releases for which we have licensed products.
Going Concern
     While historical Corgi raised $17.6 million in December 2006, a significant portion of the proceeds of such financing has been used to repay pre-existing Corgi and Cards Inc. indebtedness and trade payables of approximately $9.1 million, transaction costs and audit fees of approximately $3.2 million, costs associated with historical Corgi’s sale of the Zindart manufacturing facility of approximately 1.4 million and restructuring costs incurred with the reduction in our workforce in the Spring of 2007 of approximately $0.7 million.
     We also have historically incurred significant operating losses and net losses. As of March 31, 2007, we had an operating loss of $13.3 million, had cash and cash equivalents totaling $2.1 million, and were utilizing $9.8 million of borrowings under credit facilities.

     The consolidated financial statements incorporated by reference in in Item 18 of this Annual Report were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, our ability to operate profitably, to generate cash flows from operations, and maintain credit facilities adequate to support our working capital requirements. As discussed below, we have continued to suffer recurring losses from operations and generate negative cash flows that raise substantial doubt regarding our ability to continue as a going concern. Our plans in regard to these matters are also described below. The consolidated financial statements incorporated by reference in in Item 18 of this Annual Report do not include any adjustments that might result from the outcome of this uncertainty.
     As of March 31, 2007, we had a receivable discounting facility with Coface Receivables Finance Limited for a maximum $10 million, of which $4.2 million was outstanding, and a $5 million invoice discount facility and loan with Barclays Bank of which $3.1 million was outstanding. The utilization of both of these receivable discounting facilities depended on actual sales levels. We also had a $2 million line of credit with Ropart Asset Management II, LLC, which as of March 31, 2007 was fully utilized.
     We are in covenant default of these agreements as they require that financial statements be delivered within six months of the end of the fiscal year. The financial statements had not been provided the lenders within six months. However, the company has received a waiver from Coface Receivables Finance Limited with respect to this requirement. In addition, at March 31, 2007, we exceeded the limits of our borrowing base under our receivable discounting facility.
     In July of 2007, we entered into a revolving inventory financing facility with Gateway Trade Finance, LLC. The amount of financing available under this facility is based on committed orders for inventory in the United States and is currently at $3.5 million, unless otherwise agreed by Gateway.
     We are currently negotiating with other potential lenders for additional senior and subordinated financing. There can be no assurance that we will be able to negotiate additional financing. In the event that we can not obtain additional financing (equity or debt) or generate positive cash flows from operations, we will be required to dispose of business units or assets, perhaps at a significant discount to the fair value thereof, seek bankruptcy protection or commence liquidation or other administrative proceedings.

A.	OPERATING RESULTS
Year over Year Comparisons of Audited Operating Results – Master Replicas as the Accounting Acquirer
     As a result of the recent transactions described above, for accounting purposes, Master Replicas was deemed to be the accounting acquirer and, accordingly, Master Replicas financial statements will be presented as the historical financial statements of the combined entity subsequent to the acquisition. The historical fiscal year ends of Corgi, Cards and Master Replicas were March 31, July 31 and December 31, respectively. Following the merger, Master Replicas and Cards changed their respective fiscal year end to March 31, which is now the fiscal year end of the group on a consolidated basis.

	(In thousands)
	Year
	End		Year
	12/31/2004		End		Three-month	Year
			12/31/2005		period ended,	End
	Master		Master		3/31/06(1)	3/31/2007
	Replicas	Percent	Replicas	Percent	Master Replicas	Combined	Percent
Sales	$9,957	21.1%	$47,194	100.0%	6,748	$35,497	100.0%
Cost of goods sold	(7,658)	-16.2%	(31,109)	-65.9%	(4,096)	(28,140)	-79.3%

Gross profit	2,299	4.9%	16,085	34.1%	2,652	7,357	20.7%
Selling, general and administrative expenses	(5,836)	-12.4%	(9,842)	-20.9%	(1,720)	(20,667)	58.2%

Operating income (loss)	(3,537)	-7.5%	6,243	13.2%	932	(13,310)	-37.5%
Other income (expense):
Interest income	2	0.0%	33	0.1%	13	—	0.0%
Interest expense	(168)	-0.4%	(331)	-0.7%	(36)	(538)	-1.5%
Change in fair value of derivative liability	—	—	—	—	—	(380)	-1.07%
Other income (expense)	(12)	0.0%	46	0.1%	—	—	—

Income (loss) before income taxes	(3,715)	-7.9%	5,991	12.7%	909	(14,228)	40.08%

Income tax benefit (expense)	(24)	0.0%	(1,664)	-3.5%	(566)	965	2.7%
Income (loss)	$(3,739)	-7.9%	$4,327	9.2%	$ 343	(13,263)	37.36%

(1) In connection with the merger with historical Corgi, Master Replicas changed its fiscal year ended from December 31 to March 31. We have therefore included consolidated statements of operations data derived from the audited financial statements for the three-month period ended March 31, 2006, to cover the period from January 1, 2006 to March 31, 2006.

Results of Combined Operations – 12 months Audited Financial Statements
     For comparison purposes, the operating results discussed below will reflect the audited consolidated statement of operations for the 12 month period ended March 31, 2007 (which includes the results of operations of Master Replicas for the 12 month period ended March 31, 2007 and the results of operations of Corgi and Cards for the period from the closing of the merger to March 31, 2007) and the historical results of Master Replicas for the 12 month period ended December 31, 2005 and December 31, 2004 which are derived from Master Replicas’ audited statements of operations for those respective years.
     The historical results of Corgi International Ltd. and Cards for the 12 month period ended March 31, 2006 and March 31, 2005 are not included in this section.
     For a detailed description of the basis of the preparation of the financial statements, please see the footnotes of the financial statements Corgi incorporated by reference in Item 18 to this Annual Report.
Year Ended March 31, 2007, Compared to Year Ended December 31, 2005
     Net sales. Net sales decreased $11.7 million, or 24.8%, to $35.5 million for 2007 from $47.2 million for the year ended December 31, 2005. Net sales decreased primarily due to the lower sales of the Star Wars line of products for Master Replicas, partially offset by the additional fourth quarter sales of Cards and Corgi in the combined entity. For 2005, Master Replicas experienced large sales for the Star Wars products related to the release of the final installment of the Star Wars Movie episodes produced by Lucasfilm Ltd.
     Our management team is focused on development of new products for fiscal year 2008 and beyond and has obtained licenses for Harry Potter, The Golden Compass and James Bond movie products.
     Costs of goods sold, gross profit and gross margin. Our cost of goods sold were approximately $28.1 million for the year ended March 31, 2007, a decrease of $3.0 million, or 9.59%, from approximately $31.1 million for the year ended December 31, 2005. This decrease was primarily due to lower net sales, continued sales of historical Corgi and Cards Inc. product inventory at discount prices, and the addition of historical Corgi’s and Cards’ fulfillment, warehousing and sourcing offices, in addition to increased costs of raw materials and product in the Corgi operating segments. Gross profit decreased $8.7 million, or 54.3%, to $7.4 million for the year ended March 31, 2007 from $16.1 million for the year ended December 31, 2005, as a result of lower net sales for the year ended March 31, 2007, accompanied by a decrease in cost of goods sold (noted above) that was proportionally less than the decrease in sales. In addition, gross profit margin, as a percentage of net sales, decreased to 20.7% for 2007 compared to 34.1% for 2005.
     Selling, general and administrative expenses. Selling, general and administrative expenses increased $10.9 million, or 110%, to $20.7 million for 2007 from $9.8 million for 2005. As a percentage of net sales, selling, general and administrative expenses increased to 58.2% for 2007 from 20.9% for 2005, primarily due to $2.2 million of one-time charges for the combination transactions and $1.4 million of stock option compensation expenses and additional expenses for the restructuring of the combined company of $700,000, as well as the increase in the number of employees from 30 to 159 and the expansion of warehouse leases each as a result of the merger with historical Corgi and the acquisition of Cards in December 2006.
     Operating income. Operating income decreased to a loss of $13.3 million for 2007 from positive operating income of $6.2 million for 2005. As a percentage of net sales, operating income decreased to negative 37.5% for 2007 from 9.2% for 2005. Operating income decreased as a result of lower sales and higher costs of goods sold and one-time charges as described above under Selling, general and administrative expenses.
     Net interest expense. Net interest expense of $0.5 million for 2007 and $0.3 million for 2005 relates primarily to bank term loans and lines of credit. The increase in net interest expense for 2006 was primarily due to an increase in average outstanding debt balances and higher interest rates.
     Change in fair value of derivative liability. The change results from a change in the fair value of a derivative liability in connection with the Master Replicas Series B Preferred Stock which was converted into ADSs in connection with the merger.
     Income tax. Income tax credits of $1.0 million for 2007 includes provisions for tax credits associated with Net Operating Losses for 2007. This credit provision for federal, state and foreign income taxes is at an effective rate of 37.3%.

Year Ended December 31, 2005, Compared to Year Ended December 31, 2004
     Net sales. Net sales increased $37.2 million, or 374.0%, to $47.2 million for 2005 from $9.9 million for 2004. This sales increase was primarily attributable to the large sales of Star War products related to the final Star Wars episode released in 2005.
     Gross profit. Gross profit increased $13.8 million, or 599%, to $16.1 million for 2005 from $2.3 million for 2004 . The gross profit margin, as a percentage of net sales, increased to 34.1% for 2005 compared to 4.9% for 2004. Gross profit for 2005 was positively affected by the significant increase of the Star Wars product line.
     Selling, general and administrative expenses. Selling, general and administrative expenses increased $4.0 million, or 68.65%, to $9.8 million for 2005 from $5.8 million for 2004. As a percentage of net sales, selling, general and administrative expenses increased to 20.9% for 2005 from 12.4% for 2004. The increase in selling, general and administrative expenses as a percentage of net sales was primarily due to the increase in sales and royalty expenses associated with the additional activity and sales around the Star Wars line of products. In addition, results for the years ended December 31, 2004 and 2005 do not include compensation expense for stock options.
     Operating income. Operating income increased to $6.2 million for 2005 from a loss of $3.5 million for 2004. As a percentage of net sales, operating income increased to 13.2% for 2005 from negative 7.5% for 2004. The improvement in operating income for 2005 was a result of higher Star Wars sales and improved gross profit, partially offset by higher selling, general and administrative expenses.
     Net interest expense. Net interest expense of $0.3 million for 2005 and $0.1 million for 2004 relates primarily to bank term loans and lines of credit. The increase in net interest expense for 2005 was primarily due to the increase in average outstanding debt balances and an increase in our incremental borrowing rate.
     Income tax. Income tax expense of $1.7 million for 2005 includes provisions for federal, state and foreign income taxes at an effective rate of 37.1%. Income tax expense of $.02 million for 2004 reflects the conversion of the Company from a Limited Liability Company to a C Corporation effective May 31, 2004.
Unaudited Pro Forma Financial Information
Basis for Preparation of Unaudited Pro Forma Condensed Combined Financial Information
     We have prepared the following unaudited pro forma condensed combined financial information by combining the historical consolidated statements of operations for each of Corgi, Cards Inc. and Master Replicas and each of their respective subsidiaries for the 12-month period ended March 31, 2007 and March 31, 2006, (i) after giving effect to the combination of the three companies as if it had occurred as of the beginning of each period (April 1, 2005 for the 12 month period ended March 31, 2006 and April 1, 2006 for the 12-month period ended March 31, 2007) as acquisitions by Master Replicas using the purchase method of accounting and also (ii) giving effect to the related pro forma adjustments described in the notes to such financial statements such as the sale of the Zindart Manufacturing division and the closing of the $17.6 million financing by historical Corgi.
     The unaudited pro forma financial information is presented for illustrative purposes only. This information includes various estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the combinations had been consummated on the date or at the beginning of the period indicated or which may be attained in the future.
Unaudited Pro Forma Condensed Combined Financial Information for 12 months Ended March 31, 2006 and 2007

	Year-End March 31
	(in thousands)
	2006		2007
	Combined	Percent	Combined	Percent
Sales	$105,588	100.0%	$81,549	100.0%
Cost of goods sold	(74,058)	-70.1%	(61,937)	-76.0%

Gross profit	31,530	29.9%	19,612	24.0%
Selling, general, and administrative expenses	(40,841)	-38.7%	(58,954)	-72.3%

Operating income (loss)	(9,311)	-8.8%	(39,342)	-48.2%
Other income (expense):
Interest income	70	0.1	236	.3%
Interest expense	(565)	-0.5%	(951)	-1.2%
Other income (expense)	(43)	0.0%	27	0.0%

Income (loss) before income taxes	(9,849)	-93%	(40,030)	-49.1%
Income tax benefit (expense)	(3,563)	-3.4%	242	.3%

Income (loss) from continuing operations	(13,412)	-12.7%	(39,788)	-48.8%

Net income (loss) per share from continuing operations
Basic	$(1.40)		$(4.11)
Diluted	(1.40)		(4.11)
Weighted average number of shares
Diluted	9,602,305		9,684,751
Net Sales
     For the 12 month period ended March 31, 2007, and March 31, 2006, on a pro forma basis, net sales decreased approximately 23% or $24 million from $105.6 million to $81.5 million primarily due to the reduction in sales of Star War products by Master Replicas and Cards. Master Replicas had large sales of Star Wars products for 2006 benefiting from the final Star Wars movie release. In addition, from March 31, 2006 and March 31, 2007, historical Corgi sales fell as customers were not attracted to Corgi’s new products such as the “icar” and sales of Corgi classic collector items were not accepted in the mass markets.
     Our new management team is focused on rationalization of existing product lines as well as development of new products for fiscal year 2008 and beyond and has obtained licenses for Harry Potter, Golden Compass and James Bond movie products. We will no longer offer Star Wars related products after December 31, 2007.
Cost of Good Sold, Gross Profits and Gross Margin.
     On a pro forma basis, our costs of goods sold were approximately $61.9 million for the year ended March 31, 2007, a decrease of approximately $12.2 million, or approximately 16.5%, from $74.1 million for the year ended March 31, 2006. This decrease is attributable to lower net sales, offset in part by increasing costs of raw materials and product in the Corgi operating segments.
     On a pro forma basis, our gross profit was $19.6 million for the year ended March 31, 2007, a decrease of approximately $11.9 million, or approximately 37.7%, from $31.5 million for the year ended March 31, 2006. On a pro forma basis, gross margin was 22.1% for the year ended March 31, 2007 and 29.9% for the year ended March 31, 2006. The decrease in gross profit was due to lower net sales, aggressive sales of historical Corgi and Cards Inc. products inventory at discount prices as well as inventory write-offs, yielding lower than normal gross profit, in order to dispose of older or otherwise unmarketable products.

Selling, General and Administrative Expenses
     On a pro forma basis, our selling, general and administrative expenses were $58.9 million and $40.8 million for the years ended March 31, 2007 and 2006, respectively. On a pro forma basis, selling, general and administrative expenses were 72.3% of net sales for the year ended March 31, 2007 and 38.7% for the year ended March 31, 2006. The increase in selling, general and administrative expenses as a percentage of net sales was due to one-time restructuring charges of $1.8 million and a stock compensation charge of $1.4 million and transaction expenses and audit fees of $3.2 million as well as a decrease in net sales for the fiscal year ended March 31, 2007. In Selling, general and administrative expenses are mostly fixed in relation to anticipated changes in sales volume. We are continuing to drive efficiencies in our organization and are planning to consolidate operations which could reduce expenses in future periods. Such reductions will be partially offset by expenses related to the continued implementation of Sarbanes Oxley Section 404.
     On a pro forma basis, royalty expense was approximately 8.5% and 13.3% of our net sales for the years ended March 31, 2007 and 2006, respectively. The decrease in 2007 from 2006 is a result of lower sales of Star Wars products which have higher license fees compared to other products. We expect royalty expense to remain consistent with the 2007 levels.
Operating Income (Loss)
     On a pro forma basis, operating losses increased to $39.3 million for 2007 from a loss of $9.3 million for 2006. As a percentage of net sales, operating income decreased to negative 48.2% for 2007 from negative 8.8% for 2006. The decline in operating losses for 2007 was a result of lower sales, increased costs and higher selling, general and administrative expenses as described above.
B.	LIQUIDITY AND CAPITAL RESOURCES
     The consolidated financial statements incorporated by reference in Item 18 of this Annual Report were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, our ability to operate profitably, generate cash flows from operations, and maintain credit facilities adequate to support our working capital requirements. We have continued to suffer recurring losses from operations and generate negative cash flows that raise substantial doubt regarding our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
     Cash and cash equivalents were $2.1 million at March 31, 2007. Net cash used in operating activities was $0.5 million for the year ended March 31, 2007, a $3.7 million decrease from net cash provided by operating activities of $3.2 million for the year ended December 31, 2005. The decrease was primarily due to a $13.2 million loss for the fiscal year ended March 31, 2007.
     Net cash provided by investing activities for the year ended March 31, 2007 was $3.5 million, compared to net cash used in investing activities of $0.8 million for the year ended December 31, 2005. Net cash provided by investing activities during the year ended March 31, 2007 was primarily from the acquisition of historical Corgi and Cards Inc.
     Net cash used in financing activities was negative $1.3 million for the year ended March 31, 2007, compared to net cash provided by financing activities of $1.2 million for the year ended December 31, 2005. The major uses of cash in financing activities for the year ended March 31, 2007 was primarily for repayment of debt assumed in the acquisition.
     Consistent with industry practice, we offer payment terms to our customers. This practice creates working capital requirements that we generally finance through short-term borrowings and factoring arrangements.
     As of March 31, 2007, we had short-term borrowings of $9.5 million and long-term borrowings of $.07 million. As of March 31, 2007, we had banking facilities of approximately $15.0 million for trade financing, and a $2.0 million term loan. Unused banking facilities at the same date amounted to approximately $5.5 million. At March 31, 2007 we were in covenant default of our lending agreement as we had not provided our lenders our financial statements within six months of our year end. In addition, our financing agreements can be terminated at any time by the lenders. However, the Company has received a waiver from Coface Receivables, Finance Limited with respect to this requirement. In addition, at March 31, 2007 we had exceeded the borrowing base of our credit facilities.
     While historical Corgi raised $17.6 million in December 2006, a significant portion of the proceeds of such financing has been used to repay pre-existing Corgi and Cards indebtedness of approximately $9.1 million, transaction costs of approximately $2.2 million, costs associated with historical Corgi’s sale of the Zindart Manufacturing facility of approximately $1.1 million and restructuring costs incurred in connection with with the reduction in Corgi’s workforce in the Spring 2007 of approximately $0.7 million.

     In August 2007, we entered into a revolving inventory financing facility with Gateway Trade Finance, LLC. The amount of financing available under this facility is based on committed orders for inventory in the United States. We also have a $10 million receivable discounting facility with Coface Receivables Finance Limited. However, the utilization of the receivable discounting facility will depend on actual sales levels.
     In August 2007, we also raised approximately $1.8 million in additional equity upon the exercise of warrants.
     We are currently negotiating with other potential lenders for additional senior and subordinated financing. There can be no assurance that we will be able to negotiate additional financing. In the event that we can not obtain additional financing (equity or debt) or generate positive cash flows from operations, we will be required to dispose of business units or assets, perhaps at a significant discount to the fair value thereof, seek bankruptcy protection or commence liquidation or other administrative proceedings.
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
Foreign Currency Fluctuations
     Our functional currency is U.S. dollars as a substantial portion of our business activities is based in U.S. dollars and Great Britain Pounds (“GBP”) . Our sales are primarily denominated in both U.S. dollars and GBP. The majority of our expenses are denominated in either U.S. dollars, Hong Kong dollars and GBP. Aggregate gains or losses from foreign currency transactions included in cost of goods sold for the year ended March 31, 2007 was approximately a loss of $0.1 million. There were no gains or losses for the years ended December 31, 2005 and 2004.
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     Not applicable.
D.	TREND INFORMATION
      The introduction of new products is critical in our industry and to our growth strategy. Our business depends on our ability to continue to conceive, design and market new products and upon continuing market acceptance of our product offerings and obtaining licenses for popular movie releases. Rapidly changing consumer preferences and trends make it difficult to predict how long consumer demand for our existing products will continue or what new products will be successful. Over the past several years, electronic toys have succeeded in replacing demand for low-tech style toys such as standard die cast and plastic toys that have no electronic features. This trend has not slowed during the past year, and is expected to continue into the future.
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
E.	OFF-BALANCE SHEET ARRANGEMENTS
     As of March 31, 2007, we did not have any off-balance sheet arrangements.
F.	CONTRACTUAL OBLIGATIONS

	Payment Due by Periods
	(in thousands)
				More
	Less Than	2 - 3	4 - 5	Than
	1 Year	Years	Years	5 Years	Total

On-Balance Sheet:

Short-term debt	$9,545	$0	$0	$0	$9,545

Long-term debt	330	660			990

Obligations under capital leases	0	0	0	0	0

Off-Balance Sheet:

Capital commitment	0	0	0	0

Licensing commitment	1,330	2,948	1,062		5,340

Operating lease	1,321	2,002	1,351	0	4,674

	$12,526	$5,610	$2,413	$0	$20,549
     For additional information related to interest on our short-term debt and capital lease, licensing and operating lease commitments, see notes 8, 10 and 12 to the consolidated financial statements incorporated by reference in Item 18 of this Annual Report.

Critical Accounting Policies and Estimates
     We make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The accounting policies described below are those we consider critical in preparing our consolidated financial statements. These policies include significant estimates made by management using information available at the time the estimates are made. However, as described below, these estimates could change materially if different information or assumptions were used.
Principles of Consolidation and Reverse Purchase Accounting
     As a result of the Merger, the historical consolidated financial statements of the Company for the periods prior to the Merger are those of Master Replicas and the equity components have been adjusted to reflect the reverse acquisition of the Company by Master Replicas for accounting purposes.
     Intercompany balances and transactions from the date of the Merger have been eliminated.
Inventory
     Inventory consists of finished goods and is valued at the lower of cost (first-in, first-out) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values.

     The Company provides a reserve for obsolescence based on the determination of future demand forecasts and marketability.
Tooling Costs
     Tooling costs consist of the costs incurred to make manufacturing materials required to produce the replicas, such as molds or specialized tools. Tooling costs are amortized over the economic life of the tools, which management has determined is one to three years. Amortization expense is included in cost of goods sold as a product cost.
Revenue Recognition
     The Company recognizes revenue when products are shipped and, in certain circumstances, when the products reaches the destination as specified by the customer, which is when title is passed and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.
     The provisions for trade discounts, products returns, incentive programs for distributor and end customers are recorded as a reduction of revenue in the same period the related revenue is recognized. The provision is estimated based on factors that include, but are not limited to, historical sales returns, discounts given and current known trends. Should the actual product returns and allowances exceed the estimates, additional reductions to the Company’s revenue would result.
Income Taxes
     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, SFAS No. 109 requires a valuation allowance against net deferred tax assets if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
Foreign Currency Translation
     The Company’s functional and reporting currency is the U.S. dollar. Assets and liabilities of subsidiaries, whose functional currency is not the U.S. dollar, are translated at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of these subsidiaries are reflected as a component of accumulated other comprehensive income (loss) within stockholders’ equity.
Goodwill and Intangible Assets
     Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company follows the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Goodwill acquired in a purchase business combination is determined to have an indefinite useful life, is not amortized, but instead tested for impairment at least annually. The goodwill at March 31, 2007 was the result of the Merger in December 2006. The Company has not yet undertaken any impairment analysis given the recent nature of the acquisition and plans to undertake its annual goodwill impairment analysis as of December 31 of each year.
     SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.
Stock-Based Compensation
     Through December 31, 2004, the Company accounted for stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted.
     From January 1, 2005 through December 31, 2005, the Company accounted for stock-based compensation expense for employees and for non-employees using the fair value method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods and Services, and recorded the fair value of non-employee stock options as an expense over the vesting term of the option.
     In December 2004, FASB issued SFAS No. 123(R), Share-Based Payments, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. The Company adopted SFAS No. 123(R) effective January 1, 2006 using the modified prospective method. Effective with the adoption of SFAS No. 123(R), the Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted to employees. In accordance with SFAS No. 123(R), the Company recognizes the fair value of employee stock-based awards unvested, granted or modified on or after January 1, 2006 using the straight line method over the vesting period of the award.

Item 6. Directors, Senior Management and Employees
A. DIRECTORS AND SENIOR MANAGEMENT
     In connection with the completion of the transactions in December 2006 above mentioned, Mr. Michael Cookson, formerly Chief Executive Officer of Master Replicas, was appointed Chief Executive Officer of Corgi.
     Our Board of Directors has nevertheless remained a majority of our historical Corgi directors who served on Corgi’s Board of Directors prior to the consummation of the transactions.
     There are no family relationships among the members of our board of directors and our executive officers.
     The following table sets forth our current directors and executive officers, and their ages as  of March 31, 2007.
     Our directors’ term expires on the date of the following annual meeting of shareholders.
Board of Directors

Name	Age	Position
Carrick John Clough(1)(2)	59	Chairman of the Board

Michael Cookson	51	Chief Executive Officer

Darren Epstein	35	Executive Vice President, Chief Strategy Officer

Leo Paul Koulos(1)(2)(3)	74	Director

Charles C. McGettigan	62	Director

Daniel Widdicombe(2)	41	Director

Timothy Steel(1)	55	Director

(1)	Member of our compensation committee.

(2)	Member of our audit committee.

(3)	Our Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” as defined in the applicable rules of the Securities and Exchange Commission.
     Carrick John Clough, Chairman of the Board. John Clough joined the Board in December 2004. Mr. Clough was Co-Founder and Managing Director of the CSSL Group, one of the largest mid-range software distributors and hardware resellers in Asia, for 16 years. Mr. Clough is on the board of directors of Chinadotcom Corporation and serves on that company’s audit committee. In addition, Mr. Clough is a special advisor to General Atlantic Partners, LLC, one of the world’s leading direct investment firms. In the past, Mr. Clough has served on the boards of Synon Asia Ltd. and Kapiti Asia Ltd., and has served as director and chairman of the board of Cargonet/Arena Ltd. Prior to the formation of the CSSL Group, Mr. Clough held the position of General Manager in Asia for JBA, an Australian-based worldwide mid-range software distributor. Mr. Clough’s experience includes working as a consultant in the areas of ERP and Finance in the U.K. and Europe. Mr. Clough attended Waikato Technical Institute and Auckland Technical Institute. Mr. Clough is a resident and citizen of New Zealand.

     Michael Cookson, Chief Executive Officer. Michael Cookson is our Chief Executive Officer, and has served on our Board of Directors since December 2006. Mr. Cookson was appointed to our Board of Directors as a director and as Chief Executive Officer pursuant to the Agreement and Plan of Merger dated October 4, 2006 among Master Replicas, Inc., Corgi International Limited and Lightsaber Acquisition Corp. Mr. Cookson has been the chief executive officer of Master Replicas since August 2004. He co-founded Master Replicas in 2002 and has served as Chairman of Master Replicas since 2002. Since 2003, Mr. Cookson has also served as the chairman of Tommy’s Margaritas Inc., a margarita mix company. During 2001, Mr. Cookson served as non-executive chairman of Get Real Girl Inc., a toy company. From 1997 to 1999, he executed a turnaround as Chief Executive Officer of Wham-O, Inc., a toy company. Mr. Cookson has led the development of several new companies, including Aviva Sports, a children’s athletic equipment company sold to Mattel, Wild Planet, a children’s adventure toy company, and Sportslab Inc., a traveling interactive sports concept company. Previously, Mr. Cookson served as the Assistant Treasurer, International at Raychem Company. Mr. Cookson holds a Masters of Science in Business degree from Stanford University’s Graduate School of Business and a B.S. from Pomona College. Mr. Cookson is a resident of the United Kingdom and citizen of the United States.
     Darren Epstein, Executive Vice President. Darren Epstein serves as our executive vice president, and has served on our Board of Directors since December 2006. Prior to our acquisition of Cards, since 1989, Mr. Epstein had been the sole director and major shareholder of Cards, a business he started as a teenager working out of his parents’ home. He won the Watford and North London Business Award as leading Entrepreneur in 2003. In 2004 he was nominated for the Ernst and Young Entrepreneur of the Year Award, and in 2005 he received the Ernst and Young Entrepreneur of the Year Award for Consumer Products. Mr. Epstein is a resident and citizen of the United Kingdom.
     Leo Paul Koulos, Director. Leo Paul Koulos joined our Board in March 1997. Prior to the sale of his company, Mr. Koulos was President and Chief Executive Officer of National Coupon Redemption Service, Inc., a national clearinghouse for manufacturers’ cents-off coupons, and served as Chairman and Chief Executive Officer of Coupon Processing Associates, Inc. of Texas, and its Mexican affiliate, Enlace Vital, S.A. de. C.V. Mr. Koulos received a Bachelor’s degree from the University of San Francisco. He is a resident and citizen of the United States.
     Charles McGettigan, Director. Charles McGettigan joined the Board in April 2006. Since 1988, Mr. McGettigan has served as a principal of McGettigan, Wick & Co., an investment banking firm co-founded by Mr. McGettigan. In addition, since 1991, Mr. McGettigan has served as a principal of Proactive Partners, L.P., a merchant banking fund specializing in investments in small public companies, which Mr. McGettigan also co-founded. Previously, Mr. McGettigan worked in corporate finance at Blyth Eastman Dillon in New York and San Francisco; Dillon, Read & Co. (San Francisco); Woodman, Kirkpatrick, & Gilbreath, and Hambrecht & Quist. Mr. McGettigan has served on the boards of directors of numerous small companies, and currently serves on the boards of directors of Cuisine Solutions, Inc., Modtech, Inc., Onsite Energy Corporation and Tanknology, Inc. He serves as the chairman of the board of Modtech, Onsite and Tanknology. Mr. McGettigan received a Bachelor’s degree from Georgetown University and a Master’s degree in Business Administration from the Wharton School at the University of Pennsylvania. Mr. McGettigan is a resident and citizen of the United States.
     Timothy Steel, Director. Timothy Steel joined the Board in December 2006. Mr. Steel is a graduate of Eton College, Windsor, where he was an Oppidan Scholar, and of Trinity College, Cambridge (Philosophy and Law). Mr. Steel worked for five years with Robert Fleming & Co., prior to moving to Cazenove & Co. where he became a partner. Since 2000 Mr. Steel has served as Vice Chairman of Cazenove Capital Management. Mr. Steel is a resident and citizen of the United Kingdom.
     Daniel Widdicombe, Director. Daniel Wddicombe joined the Board in December 2004. Mr. Widdicombe served as Chief Financial Officer for CDC Corporation (formerly Chinadotcom Corporation, NASDAQ: China) from December 2000 until August 2004. From March 2000 to November 2000, Mr. Widdicombe served as Chief Financial Officer, Executive Director & Compliance Officer for I-Quest Corporation Ltd., an Asia-based hotel networking firm. Mr. Widdicombe spent over six years with Bear Stearns Asia Limited as Managing Director of its Asian Equity Research Department, and four years as an investment analyst with James Capel & Company Limited. Mr. Widdicombe received a First Class Honors Master of Arts in Mandarin Chinese with Japanese as a Special Subject from Edinburgh University, Scotland. Mr. Widdicombe is a resident and citizen of the United Kingdom.

Executive Officers

Name	Age	Position	Location
Michael Cookson	51	Chief Executive Officer	United Kingdom

Darren Epstein	36	Executive Vice President, Chief Strategy Officer	United Kingdom

Jack Lawrence	46	Chief Financial Officer, Chief Operating Officer and General Manager, U.S.	United States

Cynthia Chan	32	Internal Audit Director, Hong Kong	Hong Kong

Trevor Hayes	60	Vice President of Global Product Development	United Kingdom

Denis Horton	56	Managing Director, Europe	United Kingdom

Bob Esterbrook	61	Finance Director, Europe	United Kingdom
     Michael Cookson, Chief Executive Officer. See description under “Directors” above.
     Darren Epstein, Executive Vice President. See description under “Directors” above.
     Jack Lawrence, Chief Operating Officer, Chief Financial Officer and General Manager, U.S. Jack Lawrence, who joined Corgi in July 2007, was previously Chief Financial Officer of Cranium, Inc., a privately held Seattle based Games Company. Prior to joining Cranium, Mr. Lawrence was Chief Operating Officer and Chief Financial Officer of Dotcast, Inc., a Silicon Valley company developing a national high-speed digital network for the distribution of digital entertainment, interactive services and multimedia communications. From 1994 to 1999, Mr. Lawrence was the executive vice president at Chambers Communications Corp., Eugene, Oregon. From 1983 to 1994, Mr. Lawrence worked for AT&T in California, New Jersey and London. He was the CFO for the Multimedia Products and Services division of AT&T, where he was responsible for development of business plans, financial analysis and financial reporting of AT&T’s mergers, acquisitions and investments in the areas of personal communications, interactive multimedia, and consumer products. Prior to his CFO position, Mr. Lawrence was the finance director of AT&T UK Limited in London and the controller for the International Markets Group within AT&T-CP. Jack Lawrence is a citizen and resident of the United States.
     Mr. Lawrence holds a BSBA in Finance from Georgetown University, an MBA from Rutgers University and an MBA in Accounting and International Business from Seton Hall University.
     Cynthia Chan, Internal Audit Director, Hong Kong. Cynthia Chan joined Corgi as Internal Audit Director in February 2005. From June 2002 to February 2005, Ms. Chan served as Internal Audit Manager of Defond Electrical Industries Limited, a supplier of switches and electronics. From November 2000 to May 2002, Ms. Chan served as Regional Financial Analyst at Exxon Chemical International Asia Limited, a supplier of petrochemicals. Ms. Chan began her career as an external auditor with KPMG, an auditing firm, in 1995. Ms. Chan is a member of the American Institute of Certified Public Accountants and is a certified public accountant (CPA). Ms. Chan received a Master’s degree of Business Administration from City University in the United Kingdom and a Bachelor’s degree of Business Administration from the Chinese University of Hong Kong. Ms. Chan is a resident and citizen of Hong Kong.
     Trevor Hayes, Vice President of Global Product Development. Trevor Hayes joined Corgi in May 2003 as Vice President of Global Product Development. From 1999 to 2003, Mr. Hayes worked for Mattel, a toy company, in the U.S. as Director and later Vice President of Matchbox design and from 1990 to 1999 for Mattel Europe as Director of Design and Development. From 1984 to 1990, Mr. Hayes was Director of Design & Development — U.K. at Corgi. Prior to 1984, Mr. Hayes held a variety of positions in design and development at

Matchbox Toys U.K. from 1964 to 1984. Mr. Hayes received a Bachelor’s degree in Industrial Management from Danbury College in Essex. Mr. Hayes is a resident and citizen of the U.K.
     Denis Horton, Managing Director, Europe. Denis Horton joined Corgi in May 2007 as Managing Director, Europe. Mr. Horton previously served as President of Radica International and Managing Director of Radica UK Ltd, a leading manufacturer of handheld electronic games, youth electronic products and video game accessories. Mr. Horton is a founding partner of DNA International Ltd., which creates, develops and sources promotional items for international blue-chip companies. He also served as Vice President, General Manager of Safety 1st Europe, a division of Dorel Juvenile Group, and Group Managing Director and Vice President of Mattel UK Ltd. Denis Horton received his BA in business studies from Nottingham Trent University. He is a citizen and resident of the U.K.
     Bob Esterbrook, Finance Director, Europe. Bob Esterbrook joined Corgi in June 2007 as Finance Director, Europe. Mr. Esterbrook previously served in management roles at several toy companies, including Finance and Operations Director of Radica UK Ltd., a leisure electronics company, Finance Director of Playmates Toys, a toy importer and distributor, Finance Director of Kiddie Group plc, a developer of child safety equipment, Managing Director of Invicta Plastics Ltd, an educational toys manufacturer, and Finance Director of Tonka Europe Ltd. and Mattel UK Ltd. He is a citizen and resident of the U.K.
B. COMPENSATION
Compensation of Directors and Executive Officers
     For the year ended March 31, 2007, we paid an aggregate amount of compensation, including salary, bonus and other compensation, to our executive officers as a group equal to $1.1 million. No officer or director received a bonus for the fiscal year ended March 31, 2007. Our five highest paid executive officers will have the opportunity to earn a performance based bonus of approximately 50% of their base salary for the year ended March 31, 2008. They received a combined total of 916,352 in stock grants for the fiscal year ended March 31, 2007. Finally, each of our five non-employee directors received a restricted stock grant in December 2006 of 4,000 restricted shares, vesting quarterly over one year.
     Each non-employee director of the Company was entitled to receive a $30,000 fee for services as a Board member for the year ended March 31, 2007. Directors could elect to receive some or all of this fee in fully-vested options to purchase the Company’s ADSs with an exercise price equal to the then current market price. Such options were exercisable for that number of ADSs equal to the fee the director elected to receive in options divided by the per-share exercise price. Each non-employee director of the Company also was entitled to receive a fee of $1,000 for attendance at each committee meeting. In addition, each committee chairman was entitled to receive a $5,000 fee for service as chairman for the year ended March 31, 2007. Effective September 26, 2005, the annual fee due to the non-executive chairman was increased from $30,000 to $60,000 per year. During the year ended March 31, 2007, an aggregate of $62,168 was accrued in to the non-employee directors as a group for board and committee service.
     During the year ended March 31, 2007 we issued 101,675 shares of stock to officers and members of the Board of Directors. Michael Cookson received 58,948 of these shares.
     Directors who are employees of the Company do not receive any additional remuneration for service as members of the Board or its committees.
     We have also made the following stock incentive grants to our executive officers:
•	in August 2006, prior to the merger, we granted to Mr. Cookson, our Chief Executive Officer, options to purchase 182,918 ADSs at an exercise price of $6.45 per ADS, all of which automatically vested on the closing of the merger;

•	on December 27, 2006, pursuant to the terms of the Cards acquisition agreement, we granted Mr. Epstein options to purchase 83,333 ADSs at an exercise price of $5.83 per ADS, with 25% of such options vesting 12 months thereafter and the remaining unvested options vesting pro rata on a monthly basis over the following three years;

•	on January 3, 2007, the Company granted to Ms. Klatt, our former Chief Financial Officer, options to purchase 100,000 ADSs at an exercise price of $6.87 per ADS. Ms. Klatt resigned effective June 30, 2007, and all such options automatically lapsed;

•	on January 11, 2007, we granted to Mr. Cookson, our CEO, options to purchase 550,000 ADSs at an exercise price of $5.83 per ADS, 25% of such options vest 12 months thereafter and the remaining unvested options vest pro rata on a monthly basis over the following three years;

•	on July 20, 2007, we granted to Jack Lawrence, our Chief Financial Officer, Chief Operating Officer and General Manager, U.S. options to purchase 100,000 ADSs at an exercise price of $5.00 per ADS, and on September 24, 2007, the Company granted Mr. Lawrence options to purchase 25,000 ADSs at an exercise price of $3.30 per ADS, with 25% of such options vesting 12 months thereafter and the remaining unvested options vesting pro rata on a monthly basis over the following three years;

•	on June 11, 2007, we granted to Denis Horton, Managing Director of the Corgi UK/Europe Group, options to purchase 87,500 ADSs at an exercise price of $5.35 per ADS, and on September 24, 2007 we granted to Mr. Horton options to purchase 25,000 ADSs at an exercise price of $3.30 per ADS, with 25% of such options vesting 12 months thereafter and the remaining unvested options vesting pro rata on a monthly basis over the following three years; and

•	on June 11, 2007, we granted to Robert Esterbrook, Finance Director of the Corgi UK/Europe Group, options to purchase 25,000 ADSs at an exercise price of $5.35 per ADS, and on September 24, 2007 we granted to Mr. Esterbrook options to purchase 10,000 ADSs at an exercise price of $3.30 per ADS, with 25% of such options vesting 12 months thereafter and the remaining unvested options vesting pro rata on a monthly basis over the following three years.
     See “Share Ownership” for details regarding options granted to our directors and executive officers.
Certain Employment Contracts
     In connection with the completion of the transactions in December 2006 described above, Michael Cookson, formerly Chief Executive Officer of Master Replicas, and Jennifer Klatt, formerly Chief Financial Officer of Master Replicas, were appointed Chief Executive Officer and Chief Financial Officer, respectively, of Corgi. Ms. Klatt resigned effective June 30, 2007. On July 9, 2007, Jack Lawrence became our Chief Financial Officer, Chief Operating Officer and General Manager, U.S. and Chief Financial Officer.
     In connection with his appointment as Chief Executive Officer, Mr. Cookson has entered into a three-year employment agreement with us. In addition, Darren Epstein, formerly the sole director of Cards, was appointed an executive officer (Executive Vice President, Chief Strategy Officer) and member of our Board of Directors and entered into a two-year Service Agreement with the Company. These employment agreements were filed with the Commission under cover of Form 6-K on April 19, 2007. In connection with his appointment as Chief Financial Officer, Chief Operating Officer and General Manager, U.S., we entered into a letter agreement with Mr. Jack Lawrence dated May 22, 2007, which is filed as an exhibit hereto. See “Item 7 – Related Party Transactions.”
C. BOARD PRACTICES
     All members of the Board serve a one-year term. Please see “Directors and Senior Management” above for information regarding the tenure of the current board members. Other than our employment agreement with Michael Cookson, we have not entered into service contracts with any members of the Board that provide benefits upon termination of employment. See “Item 7 – Related Party Transactions.”
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
     The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

     The Audit Committee meets with our independent registered public accounting firm at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent registered public accounting firm to be retained; oversees the independence of the independent registered public accounting firm; evaluates the independent registered public accounting firm’s performance; reviews our internal accounting procedures and reports to the Board with respect to other auditing and accounting matters. The Audit Committee is currently composed of three members: Mr. Widdicombe, Mr. Koulos and Mr. Clough. All members of the Audit Committee meet the independence and financial literacy requirements of the NASDAQ Global Market.
     In addition, the Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F.
     The Compensation Committee makes recommendations concerning salaries and incentive compensation, administers and awards stock options to employees and consultants under the Company’s stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee is composed of three members: Mr. Koulos, Mr. Clough and Mr. Steel.
     The Nominating and Corporate Governance Committee oversees all aspects of our corporate governance functions on behalf of the Board; makes recommendations to the Board regarding corporate governance issues; identifies, reviews and evaluates candidates to serve as directors of the Company; reviews and evaluates incumbent directors and serves as a focal point for communication between director candidates, non-committee directors and our management. The Nominating and Corporate Governance Committee also makes other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation. The Nominating and Corporate Governance Committee is composed of three members: Mr. Koulos, Mr. Widdicombe and Mr. McGettigan.
D. EMPLOYEES
     We had a total of 159 employees as of March 31, 2007. As of December 31, 2006 and December 31, 2005, we had a total of 30 and 26 employees, respectively. The increase in the number of employees as of March 31, 2007 is primarily as a result of the merger of Master Replicas and historical Corgi and the acquisition of Cards. As of the date hereof, we now have a total of 119 employees: 30 in Hong Kong, 60 in the United Kingdom and 29 in the U.S. The restructuring that has taken place since March 2007 has resulted in a reduction in our workforce of 30 employees in the U.K. and 16 employees in the U.S. Employee information with respect to our business, broken down by geographic location, is presented below as of March 31, 2007:

Number
of
Employees
Hong Kong	24
United Kingdom	90
United States of America	45
Total	159
E. SHARE OWNERSHIP
     The Company has a stock-based compensation plan, under which non-qualified stock options may be granted to certain directors and employees. The following table sets forth information concerning individual grants of stock options made to our directors and executive officers.

Name	Number of Options Granted	Exercise Price (1)	Expiration Date (2)
Carrick John Clough	—	—	—
Michael Cookson	1,218,814	$5.83 (with respect to 550,000 shares); $6.45 (with respect to 182,919 shares) and $0.55 (with respect to 486,295 shares)	August 2016 (with respect to 182,919 shares); January 2017 (with respect to 550,000 shares); and June 2015 (with respect to 486,798 shares)
Darren Epstein	83,333	$5.50	December 2016
Leo Paul Koulos	17,410	5.50	The expiration dated for Mr. Koulos’s stock options range from 2012 to 2017.

Charles C. McGettigan	—	—	—
Daniel Widdicombe	—	—	—
Timothy Steel	—	—	—
Jack Lawrence	125,000	$5.00 (with respect to 100,000 shares); $3.30 (with respect to 25,000 shares)	July 2017 (with respect to 100,000 shares); September 2017 (with respect to 25,000 shares)

Trevor Hayes	6,666	$5.50
Denis Horton	112,500	$5.50 (with respect to 87,500 shares); $3.30 (with respect to 25,000 shares)	March 2017 (with respect to 87,500 shares); September 2017 (with respect to 25,000 shares)

Bob Esterbrook	35,000	$5.50 (with respect to 25,000 shares); $3.30 (with respect to 10,000 shares)	March 2017 (with respect to 25,000 shares); September 2017 (with respect to 10,000 shares)

(1)	All options described above have a term of ten years and an exercise price equal to the closing price of the ADSs on the trading date immediately prior to the date of grant.

(2)	These stock options generally vest 25% on the one year anniversary with the remaining options vesting monthly over the following three year period on a pro rata basis.
     In the year ended March 31, 2007, we granted to Michael Cookson, our CEO, options to purchase 550,000 ADSs at an exercise price of $5.50 and options to purchase 182,919 ADSs at an exercise price of $6.45.
     In connection with the Merger with Master Replicas, we assumed a total of 918,053 stock options outstanding under the Master Replicas Inc. 2004 Stock Option/Restricted Stock Plan. In addition, historical Corgi increased the number of options issuable under our Amended and Restated 1997 Equity Incentive Plan by 1,369,487 ordinary shares, for a total of 1,574,996 shares issuable under the plan. Pursuant to our Amended and Restated 1997 Equity Inventive Plan, we may grant stock options to directors, officers and key employees to purchase ADSs. These options generally expire 10 years from the date of grant and vest over a four year period. On March 31, 2007, the plans had 2,217,791 ADSs outstanding with exercise prices varying from $0.17 to $41.25 per ADS.
     The following table sets forth, as of March 31, 2007, information concerning ADSs held by, and stock options granted to, the Company’s directors and executive officers.

	ADS/Share Ownership
Name	Number		% of outstanding(3)
Carrick John Clough	4,000	(2)	*
Michael Cookson	589,463	(1)	5.63
Darren Epstein	1,075,055	(4)	9.73
Leo Paul Koulos	24,000	(2)	*
Charles C. McGettigan	45,710		*
Daniel Widdicombe	4,000	(2)	*
Timothy Steel	4,000	(2)	*
Jack Lawrence
Cynthia Chan
Trevor Hayes
Denis Horton
Bob Esterbrook

*	less than 1%

(1)	Mr. Cookson has 669,714 fully vested options of which 182,919 shares have an exercise price of $6.45 per ADS and 486,795 shares have an exercise price of $0.55 per ADS which were assumed in the merger of Master Replicas. On January 10, 2007, he received an option for 550,000 ADSs at $5.83 per ADS with 25% of the shares vesting on the one year anniversary and the remaining options vesting monthly over the following three year period on a pro rata basis.

(2)	Each non-employee director received a restricted stock grant in December 2006 for 4,000 shares with quarterly vesting over 12 month period from the date of grant.

(3)	Based on 10,465,355 shares outstanding as of March 31, 2007.

(4)	612,213 of these ADSs are being held in escrow pursuant to the terms of the Cards Inc. acquisition agreement. These ADSs will be released to Mr. Epstein if Cards Inc. meets certain performance targets in 2008 and 2009.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The following table sets forth beneficial ownership of our outstanding shares (in the form of American Depositary Shares) as of September 30, 2007 by each person known by us to own beneficially more than 5% of the outstanding shares based on such shareholder’s filings under Section 13(G) under the Exchange Act and on our internal records. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3 of the Securities Exchange Act, beneficial ownership includes any ADSs as to which an individual has sole or shared voting power or investment power, and also includes ADSs which an individual has the right to acquire within 60 days through the exercise of any stock option or other right to acquire ADSs. For purposes of calculating each person’s or entity’s percentage ownership, we have based such calculation on 10,834,218 ADSs (which includes 368,863 ADSs issued in August 2007 upon exercise of warrants) outstanding as of September 30,

2007 plus any warrant or option owned by such person which is exercisable within 60 days of September 30, 2007 as outstanding, but such options or warrants are not deemed outstanding for purposes of computing the percentage of any other person. Except as indicated in the footnotes below, to our knowledge, the persons named in the table below have not held any position or office or had any material relationship with us or our affiliates within the past three years.

	Number of Shares	Percentage of Shares
Name of Beneficial Owner	Beneficially Owned	Outstanding (%)
Knott Partners Offshore Fund, L.P.	1,326,297	10.91
485 Underhill Boulevard, Suite 205 Syosset, NY 11791(1)

Consor Capital LLC	1,282,555	10.58
475 Gate Five Road, Suite 320 Sausalito, CA 94965(2)

Special Situations Private Equity Fund, L.P., et al	1,068,303	9.9
527 Madison Avenue, Suite 2600 New York, NY 10022(3)

Royal Capital Management LLC	1,242,055	10.29
623 Fifth Avenue, 24th floor New York, NY 10022(4)

Gruber & McBaine Capital Management LLC	1,022,648	8.62
50 Osgood Place-Penthouse San Francisco, CA 94133(5)

Jordan Schwartz	725,457	6.28
8 Rosedale Terrace Livingston, NJ 07039(6)

Lagunitas Partners LP	575,488	5.04
c/o Gruber & McBaine Capital Management LLC 50 Osgood Place-Penthouse San Francisco, CA 94133(7)

(1)	Based in part on our records and information provided in a Statement of Beneficial Ownership filed with the SEC on Form 13(G) on February 14, 2007, by Mr. David M. Knott, Dorset Management Corporation and Knott Partners Offshore Master Fund, L.P., the number of shares includes: 310,966 ADSs and warrants to purchase 95,649 ADSs , or a total of 406,615 ADSs beneficially owned by Knott Partners, L.P.; 454,116 ADSs and warrants to purchase 136,234 ADSs, or a total of 590,350 ADSs beneficially owned by Matterhorn Offshore Fund; 34,450 ADSs and warrants to purchase 10,335 ADSs, or a total of 44,785 ADSs beneficially owned by Common Fund Hedged Equity Co.; 208,123 ADSs and warrants to purchase 43,044 ADSs, or a total of 251,227 ADSs beneficially owned by Shoshone Partners, L.P.; 14,150 ADSs and warrants to purchase 2,245 ADSs, or a total of 16,395 ADSs beneficially owned by Finderne, LLC; 10,766 ADSs and warrants to purchase 3,229 ADSs, or 13,995 ADSs beneficially owned by Good Steward Trading Co. spc.; and 2,216 ADSs and warrants to purchase 664 ADSs, or a total of 2,880 ADSs beneficially owned by Mulsanne Partners, L.P.

(2)	Based in part on our records and information provided in a statement of beneficial ownership filed with the SEC on Form 13(G) on January 5, 2007, by Consor Capital I, L.P., Consor Capital II, L.P., Consor Capital, LLC, Josh Huffard and Jay Huffard, the number of shares includes: 29,440 ADSs and warrants to purchase 2,272 ADSs, or a total of 31,712 ADSs beneficially owned by Consor Capital I, L.P.; 1,192,238 ADSs and warrants to purchase 11,362 ADSs, or a total of 1,203,600 ADSs beneficially owned by Consor Capital II, L.P; and 47,243 ADSs and warrants to purchase 11,362 ADSs, or a total of 58,605 ADSs benefically owned by Josh Huffard. Mr. Josh Huffard serves as manager and principal of Consor Capital LLC and served as a director of Master Replicas from May 2004 until December 26, 2006. Mr. Huffard currently has been retained by us to provide financial and consulting services.

     (3) Based on a Schedule 13G filed with the SEC on April 10, 2007, a joint filing by Austin W. Marxe (“Marxe”) and David M. Greenhouse (“Greenhouse”). Marxe and Greenhouse share sole voting and investment power over 280,151 ADRs and 84,045 Warrants owned by Special Situations Private Equity Fund, L.P., 983 ADRs owned by Special Situations Fund III, L.P., and 566,761 ADRs and 136,363 Warrants owned by Special Situations Fund III QP, L.P.
     (4) Based in part on our records and information provided in a statement of beneficial ownership filed with the SEC on February 14, 2007, by Royal Capital Management, LLC, Robert W. Medway and Yale M. Fergang, the shares listed in the table as being beneficially owned by Royal Capital Management LLC include: 24,226 ADSs and warrants to purchase 2,795 ADSs, or a total of 27,021 ADSs, beneficially owned by LMASPC for and on behalf of Map Q Segregated Portfolio (Royal Capital LH Managed Account); 75,557 ADSs and warrants to purchase 2,227 ADSs, or a total of 77,784 ADSs, beneficially owned by Royal Capital Value Fund LP; 669,736 ADSs and warrants to purchase 27,729 ADSs, or a total of 697,465 ADSs beneficially owned by Royal Capital Value Fund, (QP) LP; 381,116 ADSs and warrants to purchase 19,904 ADSs, or a total of 401,020 ADSs beneficially owned by RoyalCap Value Fund Ltd.; and 36,993 ADSs and warrants to purchase 1,772 ADSs, or a total of 38,761 ADSs beneficially owned by RoyalCap Value Fund Ltd. II. Mr. Medway and Mr. Fergang are the principals of Royal Capital Management, LLC, the general partner of the affiliated Royal Capital funds. Mr. Robert Medway served as a director of Master Replicas from May 2004 until December 26, 2006.
     (5) Based in part on our records and information provided in a statement of beneficial ownership filed with the SEC on April 3, 2007, by Gruber & McBaine Capital Management, LLC, Jon D. Gruber, J. Patterson McBaine and Eric B. Swergold, the shares listed in the table as being beneficially owned by Gruber & McBaine Capital Management, LLC includes: 163,580 ADSs and warrants to purchase 18,874 ADSs, or a total of 182,454 ADSs beneficially owned by Gruber & McBaine International; 94,772 ADSs and warrants to purchase 9,800 ADSs, or a total of 104,572 ADSs beneficially owned by Jon D. Gruber and Linda W. Gruber Trustees FBO Jon D. and Linda W. Gruber trust dated July 4, 2004; 491 ADSs beneficially owned by Eric Swergold and Dawn Dobras, Trustees, Swergold Dobras Trust Dated August 1, 2000; 94,772 ADSs and warrants to purchase 9,800 ADSs, or a total of 104,572 ADSs beneficially owned by J. Patterson McBaine; and 630,559 ADSs beneficially owned by Gruber & McBaine Capital Management LLC. Jon D. Gruber and J. Patterson McBaine are the managers, controlling persons and portfolio managers of Gruber & McBaine Capital Management, LLC.
     (6) Jordan Schwartz served as a director of Master Replicas from May 2004 until December 26, 2006 and provided certain licensing services on behalf of Master Replicas.
     (7) Lagunitas is an investment limited partnership of which Gruber Mcbaine Capital Management, LLC is the general partner. The shares beneficially owned by Lagunitas includes warrants to purchaser 59,533 ADSs.
     Our major shareholders do not have voting rights that are different from other shareholders. All of the shares outstanding at September 30, 2007 were held in the form of ADSs, which are traded on the NASDAQ Global Market under the symbol “CRGI.” We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person

B. Related Party Transactions
     On December 26, 2006, we entered into an employment agreement with Michael J. Cookson, pursuant to which Mr. Cookson will be employed as our Chief Executive Officer. This agreement has a term of three years, and will automatically extend for successive one-year periods thereafter, unless either party elects not to renew the contract. The Company may not exercise its election not to renew the term of the agreement for a one-year renewal period (i) if the Company is at the time party to an agreement, understanding or letter of intent pertaining to a change of control transaction, or (ii) during the 12-month period following a change in control (in each case as such term is defined in the agreement).
     Pursuant to the terms of contract, Mr. Cookson’s employment shall be “at-will” which means that either we or Mr. Cookson may terminate Mr. Cookson’s employment at any time and for any reason provided that if he is terminated without cause, Mr. Cookson shall be entitled to a severance payment equal to six months of his salary, in addition to a pro-rated annual management bonus, and all his options shall automatically vest. The agreement entitles Mr. Cookson to a base salary of $250,000 per year in addition to an annual management bonus to be paid from a management bonus pool equal to 20% of our earnings before interest and taxes if we meet or exceed the achievement of financial objectives and performance targets as established by the Board. Such bonus shall amount to a minimum of 25% of the management bonus pool for each fiscal year overlapping with the initial term we attain our financial objectives and performance milestones for that year. Any bonus in excess of 25% of the management bonus pool shall be determined in the sole discretion of the Board or its delegated committee.
     In addition, the agreement provides that Mr. Cookson is to be granted initial options to purchase 550,000 ADSs, and will be eligible, at the discretion of the Board, to receive additional performance options based on growth of our market capitalization, up to 1% of our total outstanding ADSs on the applicable grant date for each $75 million that fiscal year market capitalization exceeds base market capitalization (as defined in the agreement), up to a maximum of 4% of our total outstanding ADSs on the applicable grant date.
     During the year ended March 31, 2007, Mr. Cookson received 58,948 shares of restricted stock. Mr. Cookson is also entitled to receive such other discretionary options or stock awards as the Board may determine, and is entitled to certain severance benefits as set forth in the agreement.
     On December 20, 2006, Cards Inc. Limited and Darren Epstein entered into a service agreement, pursuant to which Mr. Epstein is entitled to a basic salary of GBP 140,000 per year, to be reviewed by the Board on an annual basis. The term of the agreement will continue until terminated by either party giving to the other party not less than six months’ notice in writing. In addition, Mr. Epstein is eligible for a performance-related bonus up to 100% of his basic salary, subject to meeting targets agreed with the company, which will be reviewed by the company from time to time, and is eligible to receive a car allowance of not less than GPB 10,680 per year.
     On May 22, 2007, we entered into a Letter Agreement with Jack Lawrence in connection with Mr. Lawrence’s appointment as our Chief Financial Officer, Chief Operating Officer and General Manager, U.S. Pursuant to the letter agreement, Mr. Lawrence is entitled to a base salary of US$250,000, an agreement by us to grant Mr. Lawrence 100,000 stock options upon Board approval and an additional 50,000 stock options if we achieve certain objectives for the year ending March 31, 2008.
     On December 20, 2006, historical Corgi entered into a Registration Rights Agreement with certain investors, including investors holding more than 5% of our ADSs, and Mr. McGettigan, one of our non-employee directors, pursuant to which we agreed to file a registration statement within 120 days after the closing of our December 2006 private placement registering for resale our ADSs issued to the investors in the April 2006 and December 2006 private placements. On April 19, 2007, we filed this registration statement on Form F-3 with the SEC, which was declared effective by the SEC on June 22, 2007.
     Effective August 22, 2007, we and the warrant holders amended the terms of the 1,070,654 warrants issued in December 2006 pursuant to an Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver, to reduce temporarily their exercise price from $7.80 per share to $5.00 per share if exercised by September 5, 2007.  Any warrant holder exercising their warrants would be entitled to receive a new warrant on substantially the same terms as the existing warrants but with an exercise price of $6.00 per share.  The terms of any warrant not exercised by September 5, 2007 will remain unchanged. Holders of 368,863 warrants took advantage of the amendment and exercised such warrants for approximately $1.844 million by September 5, and we issued 184,427 new warrants to such holders.
     Pursuant to the Registration Rights Agreement dated as of December 20, 2006 as amended by the Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver, dated as of August 22, 2007, we are obligated to use commercially reasonable efforts to maintain the effectiveness of our Registration Statement filed on Form F-3 on April 19, 2007 and declared effective on June 22, 2007, until the earlier of the date all securities registered thereunder have been sold or may be sold pursuant to Rule 144(k). If sales of the registered securities cannot be made for any reason (including the failure to update the Registration Statement), but excluding the inability of an investor to sell their ADSs due to market conditions and except as excused pursuant to an allowed delay as described below, we will make pro rata payments to each affected investor as liquidated damages an amount equal to 2.0% of the aggregate amount invested by such investors in such registered securities for each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been declared effective. For not more than twenty (20) consecutive days or for a total of not more than 45 days in any 12 month period, the Company may delay the disclosure of material non-public information concerning the Company by suspending the use of the prospectus in the Form F-3 Registration Statement (an allowed delay).
     In December 2006, historical Corgi paid McGettigan Wick & Co. and Consor Capital LLC each $300,000 for services in connection with the December 2006 transactions and other consulting services, of which $150,000 was paid in ADSs at a value of $6.60 per ADS and the remaining $150,000 in cash.
Item 8. Financial Information
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
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
Dividend Policy
     While we may pay dividends in the future, we currently intend to retain substantially all of our earnings for expansion of our operations in accordance with our business strategy. We did not declare a cash dividend or other dividend during the year ended March 31, 2007.
B. SIGNIFICANT CHANGES
     We closed a number of significant transactions and effected certain management changes in the year ended March 31, 2007, including:
•	On April 20, 2006, historical Corgi raised $5.65 million in principal amount of convertible notes which was converted into ADSs on December 20, 2006.

•	on December 15, 2006, historical Corgi sold its Zindart Manufacturing division (including the shares of Zindart Manufacturing Limited and Dongguan Xinda) and leased the underlying land to Poundwell Limited for a nominal rent until the title of the land is transferred pursuant to which (i) it paid to Poundwell approximately $2.225 million to settle and waive inter-company liabilities owed to Zindart Manufacturing and other transaction costs; (ii) it discharged approximately $1.4 million of Zindart Manufacturing related bank indebtedness; (iii) it paid $250,000 with respect to the settlement of capital lease obligations; (iv) it agreed to assume $1.0 million of property transfer taxes arising from the sale of the factory; and (v) our subsidiary, Corgi Classics Limited, entered into a vendor agreement pursuant to which we agreed to purchase from Zindart Manufacturing at least $7.5 million of product in the first year of the contract, $5.5 million in the second year and $5.0 million in the third year of the contract, subject to competitive pricing and other conditions;
•	on December 20, 2006, historical Corgi effected a six for one reverse share split;

•	on December 20, 2006, historical Corgi shareholders approved the increase of the number of shares issuable under our 1997 Equity Incentive Plan by 1,369,487 ADSs to a total of 1,574,996 ADSs;

•	on December 20, 2006, historical Corgi closed the acquisition of Cards Inc. Limited for a total of 1,191,110 ADSs pursuant to which 612,213 ADSs are being held in escrow to cover certain representations and warranties of Cards, including representations relating to revenues and earnings of Cards for 2008 and 2009;

•	on December 20, 2006, historical Corgi closed a private placement of $17.6 million at $6.60 per ADS for an aggregate of 2,666,506 ADSs and issued warrants to purchase 799,938 ADSs with an exercise price of $7.80 per ADS;

•	on December 20, 2006, historical Corgi converted $5.65 million in principal amount of convertible notes issued in a private placement in April 2006 at $6.60 per ADS for an aggregate of 902,414 ADSs and issued warrants to purchase 270,716 ADSs with an exercise price of $7.80 per ADS;

•	on December 20, 2006, Darren Epstein, the former Chief Executive Officer and principal shareholder of Cards Inc. Limited, became Executive Vice President, Chief Strategy Officer of historical Corgi and on December 26, 2006, became one of our Directors;

•	on December 26, 2006, Timothy Steel become one of our Directors;

•	on December 26, 2006, historical Corgi closed the merger with Master Replicas pursuant to which historical Corgi issued 3,956,867 ADSs to the shareholders of Master Replicas (including the assumed pre-existing Master Replicas warrants to purchase 139,617 ADSs which were exercised on December 27, 2006), and assumed pre-existing Master Replicas options to purchase 918,053 ADSs and pre-existing Master Replicas warrants to purchase 20,314 ADSs;

•	on December 26, 2006, Michael Cookson, formerly the Chief Executive Officer of Master Replicas, became the Chief Executive Officer of the Company;

•	In May 2007, Mr. Denis Horton joined us as Managing Director, Europe, and in June 2007, Bob Easterbrook joined us as Finance Director, Europe;

•	Effective July 1, 2007, Jack Lawrence became our new Chief Financial Officer, Chief Operating Officer and General Manager, U.S.; and

•	Effective August 22, 2007, we and the warrant holders amended the terms of the 1,070,654 warrants issued in December 2006 pursuant to an Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver, to reduce temporarily their exercise price from $7.80 per share to $5.00 per share if exercised by September 5, 2007. Any warrant holder exercising their warrants would be entitled to receive a new warrant on substantially the same terms as the existing warrants but with an exercise price of $6.00 per share. The terms of any warrant not exercised by September 5, 2007 will remain unchanged. Holders of 368,863 warrants took advantage of the amendment and exercised such warrants for approximately $1.844 million by September 5, 2007, and we issued 184,427 new warrants to such holders.

     We have also made stock incentive grants to our executive officers. Please see “Item 6 – Directors, Senior Management and Employees – Compensation”.
     Beginning in January 2007, we went through a consultation process to identify potential redundancies in our U.K. operations. We have implemented and will continue to implement a program to eliminate certain redundancies in the year ending March 31, 2008.
     On March 28, 2007, we engaged Eisner LLP to serve as our independent registered accounting firm for the fiscal year ending March 31, 2007. Our audit committee recommended to the Board of Directors the appointment of Eisner LLP to replace KPMG, historical Corgi’s auditors, and to serve as our independent registered accounting firm, which approved that decision.
Item 9. The Offer and Listing
A4. Historical Share Price Information
     The table below sets forth, for the periods indicated, the high and low market prices of our American Depositary Shares as reported by the NASDAQ Global Market. Each of our American Depositary shares represents one ordinary share, par value HK $3.00 per share.
     All numbers in the table below have been retroactively adjusted to reflect the six for one share combination that occurred on December 20, 2006.

	In U.S. Dollars
	High	Low
Year ending March 31, 2007	$7.40	$0.80
First quarter	$2.76	$1.90
Second quarter	$2.19	$1.05
Third quarter	$7.40	$0.80
Fourth quarter	$6.87	$4.80
April 2007	$5.70	$4.60
May 2007	$6.29	$5.28
June 2007	$5.91	$5.01
July 2007	$5.49	$4.90
August 2007	$5.30	$3.73
September 2007	$4.91	$3.23
October 2007 (through October 12)	$4.50	$3.84

Year ended March 31, 2006	$4.86	$2.60
First Quarter	$4.54	$3.52
Second Quarter	$4.86	$3.13
Third Quarter	$3.40	$2.65
Fourth Quarter	$3.50	$2.60
Year ended March 31, 2005	$6.48	$4.10
First Quarter	$6.48	$4.76
Second Quarter	$5.72	$4.26
Third Quarter	$5.90	$4.60
Fourth Quarter	$5.20	$4.10
Year ended March 31, 2004 (full year)	$9.34	$3.50
Year ended March 31, 2003 (full year)	$4.00	$1.10
Year ended March 31, 2002 (full year)	$3.42	$1.19
C. Markets
     Our ADSs have been listed on the NASDAQ Global Market since February 1997. The ADSs are traded on the NASDAQ Global Market under the symbol “CRGI.”

Item 10. Additional Information
A. SHARE CAPITAL
     Not applicable.
B. MEMORANDUM and ARTICLES OF ASSOCIATION
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
Voting requirements
     We are subject to the provisions of the Hong Kong Companies Ordinance, including its shareholder vote requirements. The shareholder vote requirements in the Hong Kong Companies Ordinance are generally more restrictive than the laws of most states of the United States and the shareholder vote listing requirements for the NASDAQ Global Market. For example, the Hong Kong Companies Ordinance generally prohibits a Hong Kong corporation from issuing additional shares of its capital stock without the approval of its shareholders (unless the issue is pro rata to its existing shareholders), unless the shareholders of the corporation approve at its annual general meeting a resolution permitting the corporation’s board of directors to issue authorized but unissued shares of that corporation at such time and in such a manner as the board of directors of the corporation may, in its discretion, deem fit, in which case such general authorization automatically lapses at the corporation’s next annual general meeting. As permitted by Rule 4350(a)(1) of the NASDAQ Marketplace Rules, the Company has elected to follow the shareholder vote requirements of the Hong Kong Companies Ordinance in lieu of the shareholder vote requirements contained in Rule 4350(j) of the NASDAQ Marketplace Rules.
C. MATERIAL CONTRACTS
     We are party to the following material contracts:
     Agreement and Plan of Merger dated October 4, 2006 among Master Replicas, Inc., Corgi International Limited and Lightsaber Acquisition Corp, incorporated by reference in our Form 6-K filed with the Commission on October 26, 2006. This agreement provides that Lightsaber Acquisition Corp., a subsidiary formed for purposes of effectuating the merger, will merge with and into Master Replicas, leaving Master Replicas as our wholly-owned subsidiary. The agreement calls for the issuance of our ADSs to the stockholders of Master Replicas according to a prescribed exchange ratio, the assumption of all of the outstanding options to purchase Master Replicas common stock and all of the outstanding warrants to purchase Master Replicas common stock and Master Replicas preferred stock, such that such options and warrants will become exercisable for our ADSs based on the same exchange ratio. Pursuant to this agreement, we issued 3,956,867 ADSs to the shareholders of Master Replicas (including the assumed pre-existing Master Replicas warrants to purchase 139,617 ADSs which were exercised on December 27, 2006), and assumed pre-existing Master Replicas options to purchase 918,053 ADSs and pre-existing Master Replicas warrants to purchase 20,314 ADSs.
     Share Purchase Agreement, dated November 2, 2006, among Mr. Darren Epstein, Mr. David Sterlitz, Mr. Paul Freedman and Corgi International Limited, incorporated by reference in our Form 6-K filed with the

Commission on November 20, 2006. Pursuant to the terms of this agreement, we issued a total of 1,191,110 ADSs in a private placement transaction in consideration for the acquisition of all of the outstanding shares of Cards Inc. Limited. A total of 612,213 of the ADSs that we issued in this transaction are being held in escrow to cover certain representations and warranties of Cards Inc., including representations relating to revenues and earnings of Cards Inc. for 2008 and 2009.
     Purchase Agreement dated as of November 16, 2006, by and among Corgi International Limited and the investors named therein, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. This is an agreement for the private placement to certain investors named therein for the sale of up to approximately 2,666,506 of our ADSs and warrants to purchase up to 799,938 of our ADSs at an exercise price of $7.80 per share, for gross proceeds to us at the closing of the sale of ADSs and warrants of approximately $17,600,000 (excluding any additional proceeds that may result in the future upon the exercise of the warrants).
     Registration Rights Agreement dated as of December 20, 2006, by and among Corgi International Limited and the other parties signatories thereto, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006, and Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver effective as of August 22, 2007. Please see “Item 7 – Related Party Transactions.”
     Amendment and Waiver Agreement dated November 14, 2006, among the Company, Master Replicas Inc. and LightSaber Acquisition Corp, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. Pursuant to this agreement, the parties amended the Merger Agreement dated October 4, 2006 relating to the merger with Master Replicas to, among other things, (i) extend the date by which all conditions must be met from December 15, 2006 to December 31, 2006, (ii) extend the timeline for filing a resale registration statement from 90 days to 120 days following the closing of the merger, provide for liquidated damages and otherwise conform the registration rights provisions to those provided in the purchase agreement relating to our December 2006 private placement financing; and (iii) agree that Master Replicas can no longer exercise the termination right relating to the signing of a definitive agreement to sell the Zindart Manufacturing division.
     Amendment and Waiver Agreement between the Company and the investors party to the Note and Warrant Purchase Agreement, dated April 28, 2006, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. Pursuant to this agreement, the parties agreed to amend certain provisions of the warrants issued in connection with the Note and Warrant Purchase Agreement dated April 28, 2006, by and among the Company and the purchasers. The amendment and waiver agreement, among other things, (i) modified the commencement of the exercise period of the warrants; (ii) provided for the automatic conversion of the notes upon the occurrence of a change of control transaction; and (iii) waived compliance with certain registration rights in connection with the exercise of the warrants.
     Second Amendment and Waiver Agreement dated August 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. Pursuant to this agreement, the parties agreed to amend certain provisions of the warrants issued in connection with the Note and Warrant Purchase Agreement dated April 28, 2006, by and among the Company and the purchasers. The second amendment and waiver agreement, among other things, (i) modified the commencement of the exercise period of the warrants and (ii) extended the first due date for the payment of interest on the notes to September 15, 2006, provided that in the event the Company enters into a definitive agreement for a change of control transaction by September 15, 2006, no interest shall be payable until the earlier of (y) conversion of the notes pursuant to the change of control transaction (with such interest to convert into ADSs) and (z) the termination of such definitive agreement.
     Third Amendment and Waiver Agreement dated November 16, 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. Pursuant to this agreement, the parties agreed to amend certain provisions of the warrants issued in connection with the Note and Warrant Purchase Agreement dated April 28, 2006, by and among the Company and the purchasers. The third amendment and waiver agreement, among other things, (i) terminated certain provisions of the purchase agreement relating to registration rights, indemnification, reporting requirements and other covenants of the Company; (ii) changed the terms of the exercise period of the warrants not to commence unless the proposed merger with Master Replicas is not consummated on or prior to December 31, 2006; and (iii) extended the first due date for the payment of interest on the notes to the earlier of (y) conversion of the notes upon the consummation of the December 2006 private financing and (z) the termination of the merger agreement with Master Replicas.
     Sale and Purchase Agreement by and among Corgi International Limited, Poundwell Limited, Zindart Manufacturing Limited, Dongguan Xinda Giftware Co., Ltd. (“Dongguan Xinda”), Luen Tat Model Design Company Limited, Luen tat Mould Manufacturing Limited and Onchart Industrial (BVI) Limited, dated November 3, 2006, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. Pursuant to this agreement, we agreed to sell our Zindart Manufacturing division (including the shares of Zindart Manufacturing Limited and Dongguan Xinda) and lease the underlying land to Poundwell Limited for a nominal rent until the title of the land is transferred. Under the terms of this agreement, we agreed to (i) pay to Poundwell approximately $2.225 million to settle and waive inter-company liabilities owed to Zindart Manufacturing and other transaction costs; (ii) discharge approximately $1.4 million of Zindart Manufacturing related bank indebtedness; (iii) pay $250,000 with respect to the settlement of capital lease obligations; (iv) assume $1.0 million of property transfer taxes arising from the sale of the factory; and (v) have our subsidiary, Corgi Classics Limited, enter into a vendor agreement pursuant to which we agreed to purchase from Zindart Manufacturing at least $7.5 million of product in the first year of the contract, $5.5 million in the second year and $5.0 million in the third year of the contract, subject to competitive pricing and other conditions.
     Employment Agreement dated as of December 26, 2006 by and between Corgi International Limited and Michael J. Cookson, incorporated by reference in our Form 6-K filed with the Commission on April 19, 2007. Please see “Item 7 – Related Party Transactions.”
     Stock Option Agreement Issued Pursuant to the Corgi International Limited Amended and Restated 1997 Equity Incentive Plan dated January 6, 2007 by and between Corgi International Limited and Michael J. Cookson, dated December 26, 2006, incorporated by reference in our Form 6-K filed with the Commission on April 19, 2007. Pursuant to this agreement, we granted Michael Cookson options to purchase 550,000 ADSs at a per ADS exercise price of $5.83. 137,500 ADSs will vest on December 26, 2007. Thereafter, the ADSs vest at the rate of 1/48 of the total number of ADSs covered by the option each month on the first day of each of the 36 months following the month of the one-year anniversary of December 26, 2006.
     Service Agreement dated December 20, 2006 between Cards Inc. Limited and Darren Epstein, incorporated by reference in our Form 6-K filed with the Commission on April 19, 2007. Please see "Item 7 – Related Party Transactions.”
     Employment Offer Letter dated May 22, 2007 between Corgi International Limited and Jack Lawrence, pursuant to which Mr. Lawrence will assume the role of Chief Operating Officer, Chief Financial Officer and General Manager U.S. See “ Item 7 – Related Party Transactions.”
     Coface receivable financing facility. In June of 2006 we entered into an $8.7 million receivable discounting facility with Coface Receivables Finance Limited. The utilization of the receivable discounting facility will depend on actual sales levels.
     Gateway finance agreement. In order to obtain liquidity and fund working capital, we entered into a purchase order funding and trade finance agreement with Gateway Trade Finance, LLC, in July of 2007. Pursuant to the terms of the agreement, Gateway, on an as needed basis, will provide financing to the Company in the form of sale of purchase orders, accounts receivable financings, inventory financings and other secured financings, term or revolving credit facilities. The aggregate amount of transactions in which Gateway will be involved at any one particular time is not to exceed $3.5 million, unless authorized by Gateway.
D. EXCHANGE CONTROLS
     We were incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance in July 1977. We are governed by and subject to the provisions of Hong Kong law.

     Under Hong Kong law, there are currently no restrictions on the degree of foreign ownership of a company incorporated in Hong Kong. Likewise, there are currently no restrictions on the rights of non-Hong Kong owners to exercise voting rights in respect of shares held by them in Hong Kong-incorporated companies.
     There are currently no foreign exchange control restrictions imposed by Hong Kong law that affect us. There are currently no foreign exchange control restrictions on our ability to transfer funds into and out of Hong Kong or to pay dividends to the depositary, the Bank of New York, who in turn pays such dividends to U.S. residents who are holders of our ADSs.
     In accordance with Hong Kong law, share certificates are only issued in the name of corporations or individuals whose names are on the register of members of the Company. We will take no notice of any trust applicable to any of our securities, whether or not we had actual notice of such trust.
     Our shareholders’ rights and liabilities are governed by the Companies Ordinance, the Memorandum of Association of the Company and the Articles of Association of the Company. Under Hong Kong law, shareholders are liable to pay the full purchase price of shares or ADSs registered in their name, but are not otherwise subject to liabilities vis-à-vis the Company in their capacity as shareholders.
E. TAXATION
     The following discussion under “Hong Kong Taxation” generally summarizes the material Hong Kong tax consequences of an investment in the shares or ADSs and the material Hong Kong taxes applicable to our operations in Hong Kong. The discussion under “United States – Federal Income Tax Considerations” generally summarizes certain United States federal income tax consequences of an investment in the shares or ADSs. The summaries do not address all the possible tax consequences relating to an investment in the shares or ADSs and do not purport to address the tax consequences applicable to all categories of investors, some of which may be subject to special rules. In particular, the discussion does not address the tax consequences under state or local law or the laws of countries other than Hong Kong and the U.S. Accordingly, an investor is urged to consult its own tax advisor regarding the particular tax consequences to such investor of an investment in the shares or ADSs. The following summaries are based upon laws and relevant interpretations thereof in effect at the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. There is no reciprocal tax treaty currently in effect between Hong Kong and the United States.
Hong Kong Taxation
     The following discussion summarizes the taxes applicable to the Group and our shareholders under Hong Kong law:
Profits Tax
     We are subject to profits tax on profits (excluding capital profits) arising in or derived from the business we carry on in Hong Kong. The source of income is therefore the relevant factor, and this is generally a question of fact. There are certain situations where the Hong Kong tax authorities are prepared to accept apportionment of chargeable profits, for example when a Hong Kong-based company has carried out manufacturing operations in the PRC under an approved contract processing arrangement. The proportion of income originating from the PRC and Hong Kong, respectively, in such a situation is a question of fact.
     Profits tax is levied at the rate of 17.5% for corporations and 16% for unincorporated entities. Generally speaking, business losses may be carried forward indefinitely to be offset against future profits of the Group.
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
Estate Duty
     No estate duty is charged in Hong Kong for the estates of those who die on or after February 11, 2006.  In general, ADSs or shares that are registered outside Hong Kong are not regarded as properties situated in Hong Kong for estate duty purposes.
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
     In addition, we will be treated as a “controlled foreign corporation” (a “CFC”) if in the aggregate 10% U.S. Holders own more than 50% of the voting power or the value of our equity. A “10% U.S. Holder” is a U.S. Holder who owns 10% or more of the voting power of our equity. Complex attribution rules apply in determining whether a person is treated as a 10% U.S. Holder and whether 10% U.S. Holders in the aggregate own more than 50% of the voting power or the value of the Group. The principles for applying these tests are not entirely clear and this determination is based on factors beyond our control such as the identity of our shareholders, and in the case of our shareholders treated as pass-through entities for United States federal income tax purposes, the identity of the owners of such entities. Accordingly, although we presently do not believe that we are a CFC based on shareholder information available to us, we cannot assure U.S. Holders that we are not or will not become a CFC.
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
Dividends
     Any cash distributions paid by the Group out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by the Group in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Shares or ADSs, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in HK dollars will be includible in income in a U.S. dollar amount based on the U.S. dollar – HK dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of HK dollars into U.S. dollars. Dividends received on shares or ADSs will not be eligible for the dividends received deduction allowable to United States corporations. You should consult your tax advisor regarding the availability of a lower rate for “qualified dividend income” received with respect to our shares or ADSs.
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
Information Reporting and Backup Withholding
     Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or redemption of Shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding unless the U.S. Holder furnishes a correct taxpayer identification number and makes any required certifications or is otherwise exempt from backup withholding. If backup withholding applies, the amount withheld is not an additional tax, but is credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld by furnishing the appropriate information to the Internal Revenue Service.
PRC Taxation
     The following discussion summarizes the taxes applicable to the Group’s investment in the PRC under PRC law. As of December 2006, in connection with the sale of our Zindart Manufacturing division, we disposed of all of our investments in the PRC:
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
H. DOCUMENTS ON DISPLAY
     Reports and other information filed by us may be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC also makes electronic filings publicly available on the Internet. The SEC’s Internet address is http://www.sec.gov. Our ADSs are quoted on the NASDAQ Global Market under the symbol “CRGI.”
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
     We had $7.4 million in variable rate debt outstanding at March 31, 2007. We do not currently hedge our interest rate exposure. Based on our current level of variable rate debt, we believe that our financial position, results from operations and cash flows would not be adversely affected if the applicable interest rate were increased one percent.
Raw Materials Price Risk
     If worldwide oil prices or zinc prices rise, our cost of sales could be expected to rise due to the related increase in the cost of petroleum-based products including plastic resins. The gross margin impact of such an increase in cost of sales could be partially offset by related price increases on new products that we introduce to the market.

Foreign Currency Exchange Rate Risk
     We are exposed to risk from changing foreign currency exchange rates. Our sales are denominated primarily in U.S. dollars, followed by GBP, HK dollars and Euros. Our expenses are denominated primarily in U.S. dollars followed by HK dollars, RMB, GBP and Euros. We are subject to a variety of risks associated with changes in foreign currencies. Any material increase in the value of the HK dollar, RMB, GBP or Euro relative to the U.S. dollar would increase our expenses and therefore would have a material adverse effect on our business, financial condition and results of operations. We had no derivative financial instruments as of March 31, 2007.
     Since 1983, the Hong Kong government has maintained a policy of linking the U.S. dollar and the Hong Kong dollar at an exchange rate of approximately HK$7.80 to US$1.00, with an exchange rate of HK$7.76 to US$1.00 as of October 12, 2007. There can be no assurance that this link will be continued, although we are not aware of any intention of the Hong Kong government to abandon the link. On July 21, 2005, the People’s Bank of China announced the end of the RMB peg to the U.S. dollar. The bank increased the value of the RMB to 8.11 to one U.S. dollar – a 2.1% increase in its value – and decreed that henceforth the RMB would trade within a narrow band of 0.3% each day against a basket of currencies. Eliminating the dollar peg is seen by some economists as a first step toward a free-floating, and stronger, RMB. Uncertainty exists as to whether the PBC new currency policy will support further appreciation of the RMB. We source most of our finished products in the PRC. The appreciation of RMB will increase our product costs and may reduce our sales, especially to U.S. and European distributors and retailers.
Item 12. Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has concluded, based upon its evaluation as of the end of the period covered by this report, that our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are adequate; however, in light of the recent integration of the operations and financial systems of Corgi, Master Replicas and Cards Inc., we are aware of the need to improve our disclosure controls and procedures to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. The controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
     In January 2005, we began implementation of a detailed plan to achieve compliance with the Sarbanes-Oxley (“SOX”) Act’s – Section 404 requirements. We engaged Ernst & Young as a consultant for the SOX Section 404 implementation project, and a Corgi SOX Steering Committee and related Project Management Office were formed. During the first quarter of calendar year 2005, we completed SOX training and performed a gap analysis of the existing internal controls versus the requirements stipulated in SOX Section 404 for all business segments. In the second quarter of calendar year 2007, we commenced review of internal control documentation within our Hong Kong and U.S. operations. We have postponed implementation of certain elements of the review effort while focusing on efforts related to integration; nevertheless, management has assessed that according to the current project progress, we should be able to meet the SOX Section 404 compliance deadline for management’s report on internal control over financial reporting of March 31, 2008.

Changes in Internal Controls
     There were no significant changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will adjust our internal controls as we re-evaluate and improve the effectiveness of our internal controls in connection with the process of integrating the operations of Corgi, Master Replicas and Cards Inc.
Item 16A. Audit Committee Financial Expert
     The Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” (as defined in Part (b) of Item 16A of Form 20-F) serving on the Audit Committee.
Item 16B. Code of Ethics
     We have developed a Code of Conduct and Ethics Policy that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as all other employees, officers and directors of the Group. A copy of our Code of Conduct and Ethics Policy is available in the corporate governance section of our website at www.corgi-international.com.

Item 16C. Principal Accountant Fees and Services

	Year ended March 31,
	(in thousands)
	2007	2006
Accounting and Audit fees billed (1)	$1,577,535	$811,255
Tax preparation fees (2)	$179,429	$152,571
Total	$1,756,964	$963,796

(1)	For the years ended March 31, 2006 and March 31, 2007, these are fees for professional services performed by Eisner LLP, Burr, Pilger & Mayer, KPMG, and Baker Tilly for the audit of our annual financial statements, preparation of our registration statement on form F-3 and preparation of our annual report on Form 20-F.

(2)	For the years ended March 31, 2006 and March 31, 2007, these are fees for tax preparation for required state and federal filings for Burr, Pilger & Mayer, Baker Tilly and KPMG.
     The Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services. The Audit Committee approved all of the audit and non-audit services relating to the fees listed above for the fiscal years ended March 31, 2007 and 2006.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
There were no purchases of equity securities by us and affiliated purchases during the year ended March 31, 2007.
PART III
Item 18. Financial Statements
     In response to this item, the Company incorporates herein by reference the consolidated financial statements of the Company set forth on pages F-4 through F-33 hereto.
Item 19. Exhibits

Exhibit
No.	Exhibit Title
1.1	Memorandum of Association of the Company.(1)

1.2	Articles of Association of the Company.(2)

2.1	Form of Deposit Agreement by and among Corgi International Limited, The Bank of New York and Owners and Holders of American Depositary Receipts, dated March 5, 1997.(9)

2.2	Amended and Restated 1997 Equity Incentive Plan.(7)

2.3	Master Replicas Stock Option Plan.*

4.1	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1993) No. 49.(1)

4.2	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 664.(1)

Exhibit
No.	Exhibit Title
4.3	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 665.(1)

4.4	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 666.(1)

4.5	Form of Registration Rights Agreement dated as of December 20, 2006, by and among Corgi International Limited and the other parties signatories thereto.(10)

4.6	Note and Warrant Purchase Agreement dated April 28, 2006, by and between Corgi International Limited and certain investors listed on the Schedule of Purchasers attached thereto.(8)

4.7	Form of Promissory Note issued by Corgi International Limited to the other parties to the Note and Warrant Purchase Agreement dated April 28, 2006.(8)

4.8	Form of Warrant issued by Corgi International Limited to the other parties to the Note and Warrant Purchase Agreement dated April 28, 2006.(8)

4.9	Share Purchase Agreement, dated November 2, 2006, between the Company and the shareholders of Cards Inc. Limited. (10)

4.10	Sale and Purchase Agreement, dated November 3, 2006, between the Company, Poundwell Limited, Zindart Manufacturing Limited, Dongguan Xinda Giftware Co., Ltd., Luen Tat Model Design Company Limited, Luen Tat Mould Manufacturing Limited and Onchart Industrial (BVI) Limited. (10)

4.11	Amendment and Waiver Agreement, dated November 15, 2006, among the Company, Master Replicas Inc. and LightSaber Acquisition Corp.(10)

4.12	Amendment and Waiver Agreement, between the Company and the investors party to the Note and Warrant Purchase Agreement, dated April 28, 2006.(10)

4.13	Second Amendment and Waiver Agreement, dated August 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement.(10)

4.14	Third Amendment and Waiver Agreement, dated November 16, 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement.(10)

4.15	Purchase Agreement, dated November 16, 2006, between the Company and the investors named therein. (10)

4.16	Agreement and Plan of Merger dated as of October 4, 2006, by and among Master Replicas, Inc., Corgi International Limited and LightSaber Acquisition Corp.(11)

4.17	Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver between the Company and various warrant holders effective as of August 22, 2007*

4.18	Form of Warrant issued by Corgi International Limited to the other parties to the Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver between the Company and various warrant holders effective as of August 22, 2007*

4.19	Receivables Finance Agreement, by and between Corgi Classics Ltd. and Coface Receivables Finance Limited, dated June 26, 2006.*

4.20	Receivables Finance Standard Terms and Conditions, dated June 6, 2006, by and between Corgi International Limited and Coface Receivables Finance Limited.*

4.21	All Assets Debenture by and between Corgi International Limited and Coface Receivables Limited.*

4.22	Purchasing Arrangement Agreement, by and between Corgi International Limited and Gateway Trade Finance, LLC, dated July 25, 2007.*

4.23	Employment Agreement by and between Corgi International Limited and Michael J. Cookson, dated December 26, 2006.(11)

4.24	Stock Option Agreement Issued Pursuant to the Corgi International Limited Amended and Restated 1997 Equity Incentive Plan, by and among Corgi International Limited and Michael Cookson, dated as of January 2007.(11)

4.25	Service Agreement by and between Cards Inc. Limited and Darren Epstein, dated as of December 20, 2006.(11)

Exhibit
No.	Exhibit Title
4.26	Letter Agreement by and between Corgi International Limited and Jack Lawrence, dated May 22, 2007*

8.1	List of subsidiaries*

12.1	Section 302 Certification of Michael Cookson*

12.2	Section 302 Certification of Jack Lawrence*

13.1	Section 906 Certification of Michael Cookson and Jack Lawrence*

23.1*	Consent of Eisner LLP.

23.2*	Consent of Burr, Pilger and Mayer LLP

*	Filed herewith

(1)	Incorporated by reference in our Registration Statement on Form F-1, as amended (File No. 333-17973).

(2)	Incorporated by reference in our Registration Statement on Form F-1, as amended (File No. 333-08134).

(3)	Incorporated by reference in our Annual Report on Form 10-K, filed June 29, 2000 (File No. 000-22161).

(4)	Incorporated by reference in our Quarterly Report on Form 10-Q, filed February 14, 2001 (File No. 000- 22161).

(5)	Incorporated by reference in our Quarterly Report on Form 10-Q, filed February 12, 2002.

(6)	Incorporated by reference in our Annual Report on Form 10-K, filed June 28, 2001.

(7)	Incorporated by reference in our Annual Report on Form 10-K, filed July 1, 2002.

(8)	Incorporated by reference in our Form 6-K, filed May 26, 2006.

(9)	Incorporated by reference in our Registration Statement on Form F-6 (File No. 333-08226), filed January 20, 1998.

(10)	Incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on November 20, 2006.

(11)	Incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on April 19, 2007.

(12)	Incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on October 26, 2006.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CORGI INTERNATIONAL LIMITED

/s/ Jack Lawrence

Jack Lawrence

Chief Financial Officer, Chief
Operating Officer and General
Manager, U.S.
(Principal Financial Officer)
Date: October 15, 2007

EXHIBIT INDEX

Exhibit
No.	Exhibit Title
1.1	Memorandum of Association of the Company.(1)

1.2	Articles of Association of the Company.(2)

2.1	Form of Deposit Agreement by and among Corgi International Limited, The Bank of New York and Owners and Holders of American Depositary Receipts, dated March 5, 1997.(9)

2.2	Amended and Restated 1997 Equity Incentive Plan.(7)

2.3	Master Replicas Stock Option Plan.*

4.1	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1993) No. 49.(1)

4.2	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 664.(1)

4.3	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 665.(1)

4.4	Land Use Certificate for State-Owned Land, Dongguan Government State-Owned (1994) No. 666.(1)

4.5	Form of Registration Rights Agreement dated as of December 20, 2006, by and among Corgi International Limited and the other parties signatories thereto.(10)

4.6	Note and Warrant Purchase Agreement dated April 28, 2006, by and between Corgi International Limited and certain investors listed on the Schedule of Purchasers attached thereto.(8)

4.7	Form of Promissory Note issued by Corgi International Limited to the other parties to the Note and Warrant Purchase Agreement dated April 28, 2006.(8)

4.8	Form of Warrant issued by Corgi International Limited to the other parties to the Note and Warrant Purchase Agreement dated April 28, 2006.(8)

4.9	Share Purchase Agreement, dated November 2, 2006, between the Company and the shareholders of Cards Inc. Limited. (10)

4.10	Sale and Purchase Agreement, dated November 3, 2006, between the Company, Poundwell Limited, Zindart Manufacturing Limited, Dongguan Xinda Giftware Co., Ltd., Luen Tat Model Design Company Limited, Luen Tat Mould Manufacturing Limited and Onchart Industrial (BVI) Limited. (10)

4.11	Amendment and Waiver Agreement, dated November 15, 2006, among the Company, Master Replicas Inc. and LightSaber Acquisition Corp.(10)

4.12	Amendment and Waiver Agreement, between the Company and the investors party to the Note and Warrant Purchase Agreement, dated April 28, 2006.(10)

4.13	Second Amendment and Waiver Agreement, dated August 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement.(10)

4.14	Third Amendment and Waiver Agreement, dated November 16, 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement.(10)

4.15	Purchase Agreement, dated November 16, 2006, between the Company and the investors named therein. (10)

4.16	Agreement and Plan of Merger dated as of October 4, 2006, by and among Master Replicas, Inc., Corgi International Limited and LightSaber Acquisition Corp.(11)

4.17	Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver between the Company and various warrant holders effective as of August 22, 2007*

4.18	Form of Warrant issued by Corgi International Limited to the other parties to the Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver between the Company and various warrant holders effective as of August 22, 2007*

4.19	Receivables Finance Agreement, by and between Corgi Classics Ltd. and Coface Receivables Finance Limited, dated June 26, 2006.*

4.20	Receivables Finance Standard Terms and Conditions, dated June 6, 2006, by and between Corgi International Limited and Coface Receivables Finance Limited.*

4.21	All Assets Debenture by and between Corgi International Limited and Coface Receivables Limited.*

4.22	Purchasing Arrangement Agreement, by and between Corgi International Limited and Gateway Trade Finance, LLC, dated July 25, 2007.*

4.23	Employment Agreement by and between Corgi International Limited and Michael J. Cookson, dated December 26, 2006.(11)

4.24	Stock Option Agreement Issued Pursuant to the Corgi International Limited Amended and Restated 1997 Equity Incentive Plan, by and among Corgi International Limited and Michael Cookson, dated as of January 2007.(11)

4.25	Service Agreement by and between Cards Inc. Limited and Darren Epstein, dated as of December 20, 2006.(11)

Exhibit
No.	Exhibit Title
4.26	Letter Agreement by and between Corgi International Limited and Jack Lawrence, dated May 22, 2007*

8.1	List of subsidiaries*

12.1	Section 302 Certification of Michael Cookson*

12.2	Section 302 Certification of Jack Lawrence*

13.1	Section 906 Certification of Michael Cookson and Jack Lawrence*

23.1*	Consent of Eisner LLP.

23.2*	Consent of Burr, Pilger and Mayer LLP

*	Filed herewith

(1)	Incorporated by reference in our Registration Statement on Form F-1, as amended (File No. 333-17973).

(2)	Incorporated by reference in our Registration Statement on Form F-1, as amended (File No. 333-08134).

(3)	Incorporated by reference in our Annual Report on Form 10-K, filed June 29, 2000 (File No. 000-22161).

(4)	Incorporated by reference in our Quarterly Report on Form 10-Q, filed February 14, 2001 (File No. 000- 22161).

(5)	Incorporated by reference in our Quarterly Report on Form 10-Q, filed February 12, 2002.

(6)	Incorporated by reference in our Annual Report on Form 10-K, filed June 28, 2001.

(7)	Incorporated by reference in our Annual Report on Form 10-K, filed July 1, 2002.

(8)	Incorporated by reference in our Form 6-K, filed May 26, 2006.

(9)	Incorporated by reference in our Registration Statement on Form F-6 (File No. 333-08226), filed January 20, 1998.

(10)	Incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on November 20, 2006.

(11)	Incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on April 19, 2007.

(12)	Incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on October 26, 2006.

Index to Financial Statements

F-2	Report of Independent Registered Public Accounting Firm
F-3	Report of Independent Registered Public Accounting Firm
F-4	Consolidated Balance Sheets as of March 31, 2006 and 2007
F-5	Consolidated statements of Operations for the years ended December 31, 2004, December 31, 2005, the three month period ended March 31, 2006 and the year ended March 31, 2007
F-6	Consolidated statements of stockholders’ equity for the years ended December 31, 2004, December 31, 2005, the three month period ended March 31, 2006 and the year ended March 31, 2007
F-7	Consolidated statements of Cash Flows for the years ended December 31, 2004, December 31, 2005, the three month period ended March 31, 2006 and the year ended March 31, 2007
F-9	Notes to the consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
Corgi International Limited
We have audited the accompanying consolidated balance sheet of Corgi International Limited (formerly Master Replicas, Inc.) (the “Company”) as of March 31, 2007 and March 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended March 31, 2007 and the three months ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Corgi International Limited as of March 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for the year ended March 31, 2007 and three month period ended March 31, 2006 in conformity with United States generally accepted accounting principles.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, an accumulated deficit and limited financing sources. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ EISNER LLP
New York, New York
October 15, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
Corgi International Limited
We have audited the accompanying consolidated statements of operations, stockholders’ equity and cash flow of Corgi International Limited, formerly Master Replicas, Inc. (from an accounting perspective), for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the shareholders’ equity, results of operations and cash flows of Corgi International Limited, formerly Master Replicas, Inc. (from an accounting perspective) as of and for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.
/S/ BURR, PILGER & MAYER LLP
San Francisco, California
October 15, 2007

Corgi International Limited
CONSOLIDATED BALANCE SHEETS

	March 31, 2006	March 31, 2007
ASSETS (NOTE 8)

Current assets:
Cash	$616,444	$2,149,180
Accounts receivable, net	4,030,254	11,462,229
Income tax receivable	—	354,850
Inventory	5,787,605	14,791,241
Prepaid expenses and other assets	381,568	5,301,552
Deferred tax assets	485,000	728,000

Total current assets	11,300,871	34,787,052

Property and equipment, net	247,810	620,151
Notes receivable	—	102,415
Tooling costs, net	202,503	4,466,970
Goodwill	—	14,639,284
Intangible assets, net	—	13,214,286
Deferred tax assets, non-current	48,309	—

Total assets	$11,799,493	$67,830,158

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Short Term Debt (see Note 8)	$—	$9,544,643
Accrued expenses	1,955,775	10,685,502
Trade accounts payable	1,697,607	16,516,588
Income taxes payable	874,654	205,017
Current portion long term debt	—	329,992

Total current liabilities	4,528,036	37,281,742

Long term debt, net of current portion	989,975	659,984

	5,518,011	37,941,726

Redeemable convertible Series B preferred stock; par value $0.0001; 4,716,508 shares authorized; 3,412,174 and 0 issued and outstanding; redemption value and liquidation preference of $2,821,553 and $0	2,802,949	—

Stockholders’ equity

Series A convertible preferred stock, authorized 329,802 shares, par value $0.0001, issued and outstanding, 319,528 and 0, liquidation preference of $264,217 and $0	528	—

Ordinary stock, authorized 20,000,000 shares, par value $0.384 (Hong Kong equivalent HK $3), issued and outstanding 37,440 and 9,873,142, (including 166,435 shares to be issued)	14,377	3,791,282
Additional paid-in capital	1,027,631	37,073,942
Retained earnings (Accumulated deficit)	2,435,997	(10,826,847)
Accumulated other comprehensive income (loss), net of tax		(149,945)

Total stockholders’ equity	3,478,533	29,888,432

Total liabilities and stockholders’ equity	$11,799,493	$67,830,158

The accompanying notes are an integral part of the consolidated financial statements

Corgi International Limited
CONSOLIDATED STATEMENT OF OPERATIONS

			Three month period
	Year ended	Year ended	ended	Year ended
	December 31, 2004	December 31, 2005	March 31, 2006	March 31, 2007
Net sales	$9,956,572	$47,194,243	$6,747,665	$35,497,317

Cost of goods sold	7,657,753	31,109,570	4,095,489	28,140,004

Gross profit	2,298,819	16,084,673	2,652,176	7,357,313

Operating expenses
Administration, sales and marketing expenses	5,836,224	9,841,742	1,719,596	20,667,062

Income (loss) from operations	(3,537,405)	6,242,931	932,580	(13,309,749)

Other (income) expense:

Interest expense	178,190	252,078	23,321	538,273
Change in fair value of derivative liability	—	—	—	380,000

(Loss) income before provision (benefit) for income taxes	(3,715,595)	5,990,853	909,259	(14,228,022)

Provision (benefit) for income tax	23,564	1,664,000	566,000	(965,178)

Net (loss ) income	$(3,739,159)	$4,326,853	$343,259	$(13,262,844)

Other comprehensive loss, net of tax:

Foreign currency translation adjustment	—	—	—	(149,945)

Comprehensive income (loss)	$(3,739,159)	$4,326,853	$343,259	$(13,412,789)

Income (loss) per ordinary share
Basic	$(115.04)	$115.57	$9.17	$(5.28)

Diluted	$(115.04)	$0.93	$0.07	$(5.28)

Weighted Average Ordinary Shares
Basic	32,503	37,440	37,440	2,511,103

Diluted	32,503	4,645,000	4,631,584	2,511,103

The accompanying notes are an integral part of the consolidated financial statements.

Corgi International Limited
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Years ended December 31, 2004, December 31, 2005, three months ended March 31, 2006 and year ended March 31, 2007

			Series A						Accumulated
			Convertible						Other
	Membership		Preferred Stock		Ordinary Stock		Additional Paid-	Retained Earnings	comprehensive
	Units	Equity	Shares	Amount	Shares	Amount	in Capital	(Accumulated Deficit)	(loss) income	Total
Balance of Members’ equity at January 1, 2004	178,146	$92,462	—	—	—	—	—	—	—	$92,462

Conversion of notes payable and accrued interest into cash membership units	12,487	—	—	—	—	—	—	—	—	—
Issuance of noncash membership units	6,416	—	—	—	—			—	—	—
Issuance of ordinary shares under stock options	—	—	—	—	1,361	523	(301)	—	—	222
Issuance of ordinary shares for LLC noncash membership units	(25,751)	—	—	—	31,142	11,958	(11,958)	—	—	—
Issuance of preferred stock for cash membership units	(12,487)	—	15,101	25	—	—	249,715	—	—	249,740

Issuance of preferred stock for 2004 convertible notes and accrued interest, net of costs	—	—	108,597	179	—	—	1,841,656	—	—	1,841,835
Issuances of preferred stock for LLC Membership units	(158,811)	—	189,637	314	—	—	(314)	—	—	—
Issuance of preferred stock for accrued investor interest	—	—	2,405	4	—	—	49,621	—	—	49,625
Issuance of preferred stock in exchange for services	—	—	3,788	6	—	—	78,294	—	—	78,300
Issuance of preferred stock warrants on conversion from LLC membership units	—	—	—	—	—	—	54,664	—	—	54,664
Contributions on conversion to Corporation	—	1,412,591	—	—	—	—	(1,505,053)	—	—	(92,462)
Net loss for year ended December 31, 2004	—	(1,505,053)	—	—	—	—		(2,234,106)	—	(3,739,159)

Balance at December 31, 2004	—	$—	319,528	$528	32,503	$12,481	$756,324	$(2,234,106)	—	$(1,464,773)

Issuance of ordinary shares	—	—	—	—	4,937	1,896	(1,663)	—	—	233
Deferred stock-based compensation arising from options issued to employees	—	—	—	—	—	—	89,748	—	—	89,748
Net Income for year ended December 31, 2005	—	—	—	—	—	—	—	4,326,844	—	4,326,844

Balance at December 31, 2005	—	$—	319,528	$528	37,440	$14,377	$844,409	$2,092,738	—	$2,952,052

Deferred Stock-based compensation arising from options issued to employees	—	—	—	—	—	—	183,222	—	—	183,222
Net Income for three months ended March 31, 2006	—	—	—	—	—	—	—	343,259	—	343,259

Balance at March 31, 2006	—	$—	319,528	$528	37,440	$14,377	$1,027,631	$2,435,997	—	$3,478,533

Stock-based compensation arising from options issued to employees	—	—	—	—	—	—	1,010,834	—	—	1,010,834
Issuance of ordinary shares for services	—	—	—	—	131,220	50,384	675,640	—	—	726,024
Preferred Shares repurchased	—	—	(10,840)	(32)	—	—	(71,272)	—	—	(71,304)
Conversion preferred Series A and Series B	—	—	(308,688)	(496)	3,720,862	1,428,811	1,374,634	—	—	2,802,949
Exercise of stock warrants	—	—	—	—	139,617	53,613	12,735	—	—	66,348
Acquisition of Cards Inc. Limited	—	—	—	—	578,897	222,296	3,019,527	—	—	3,241,823
Deemed Acquisition of Corgi International Limited	—	—	—	—	5,265,106	2,021,801	29,644,213	—	—	31,666,014
Conversion of Series B warrant liability to equity	—	—	—	—		—	380,000	—	—	380,000
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(149,945)	(149,945)
Net loss for year ended March 31, 2007	—	—	—	—	—	—	—	(13,262,844)	—	(13,262,844)

Balance at March 31, 2007	—	$—	—	$—	9,873,142	$3,791,282	$37,073,942	$(10,826,847)	$(149,945)	$29,888,432

The accompanying notes are an integral part of the consolidated financial statements.

Corgi International Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal periods
			Three month
	Year ended	Year ended	period ended	Year ended
	December 31, 2004	December 31, 2005	March 31, 2006	March 31, 2007
Cash flows from operating activities:

Net income (loss)	$(3,739,159)	$4,326,853	$343,259	$(13,262,844)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Bad debt expense	48,642	—	—	—
Write-off of website development costs	246,813	—	—	—
Loss from inventory write off	286,596	—	—	—
Loss from sale of fixed assets	—	3,971	—	—
Depreciation and amortization	908,537	965,997	150,157	3,281,426
Deferred income taxes	9,000	(935,975)	393,666	(194,691)
Deferred compensation and stock options	—	89,748	183,222	1,010,834
Common stock issued for services	—	—	—	726,074
Change in fair value of Derivative liability	—	—	—	380,000
Investor interest accrued	131,807	—	—	—

Changes in operating accounts:
Accounts receivable	308,576	(6,082,287)	3,400,032	5,221,476
Income tax receivable	—	—	—	(354,850)
Inventory	(297,939)	(5,465,862)	700,050	2,370,057
Prepaid expenses and other assets	(221,552)	(440,466)	(104,984)	5,517,020
Royalty Advances	52,091	—	—	—
Other	—	(6,959)	—	—
Accrued expenses	35,144	4,640,198	(3,226,172)	(5,579,712)
Trade accounts payable	87,773	4,577,879	(4,684,632)	1,221,941
Income taxes payable	—	1,624,975	(750,321)	(874,564)

Net cash flows provided by / (used in) operating activities	(2,143,671)	3,298,072	(3,595,723)	(537,833)

Cash flows from investing activities:
Cash received in acquisition of Cards Inc. Limited	—	—	—	42,823
Cash received in acquisition of Corgi International Limited	—	—	—	7,401,448
Purchase of property and equipment	(109,067)	—	(51,841)	(390,831)
Website development cost	(152,665)	(321,674)	—	—
Cost incurred in acquisition	—	—	—	(2,074,899)
Tooling costs	(836,939)	(472,810)	(117,743)	(1,436,956)

Net cash used in investing activities	(1,098,671)	(794,484)	(169,584)	3,541,585

Corgi International Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Periods
			Three month
	Year ended	Year ended	period ended	Year ended
	December 31, 2004	December 31, 2004	March 31, 2006	March 31, 2007
Cash flows from financing activities:
Net (payments to) proceeds from line of credit	$(150,000)	$(150,000)	—	$2,142,063
Repayment of debt assumed in acquisitions	—	—	—	(3,458,178)
Exercise of warrants for common shares	—	—	—	—
Proceeds from issuance of standby subordinated promissory notes	150,000	(150,000)	—	66,348
Proceeds from issuance of convertible notes payable	1,037,500	—	—	—
Proceeds from issuance of notes payable	865,000	—	—	—
Proceeds from issuance of convertible promissory notes	2,210,000	—	—	—
Payments on capital lease obligations	(10,154)	(8,642)	—	—
Proceeds from accounts receivable factoring	(158,744)		—	—
Proceeds from inventory financing	120,371	(120,371)	—	—
Proceeds from sale of assets	—	754	—	—
Repurchase of stock	(50,700)	—	—	—
Preferred shares repurchased	—	—	—	(71,304)
Payment for capital-raising costs	(311,938)	—	—	—
Payments for purchase of stock	222	1,615,682	—	—

Net cash provided by / (used in) financing activities	$3,701,557	$1,187,423	$—	$(1,321,071)

Effect of foreign currency translation	—	—	—	(149,945)

Net Increase (decrease) in cash and cash equivalents	459,215	3,691,011	(3,765,307)	1,532,736
Cash at beginning of period	231,525	690,740	4,381,751	616,444

Cash at end of period	$690,740	$4,381,751	$616,444	$2,149,180

Supplemental disclosure of cash flow information:
Cash paid for interest	$26,564	$125,494	$36,341	$298,359

Cash paid for taxes	$39,862	$975,686	$906,700	$1,013,203
Supplemental disclosure of non-cash Investing and financing activities:
Issuance of ordinary shares in connection with Cards acquisition	—	—	—	$3,241,823
Issuance of ordinary shares and warrants in connection with Corgi acquisition	—	—	—	$31,666,014
Conversion of Series A and B Preferred shares to ordinary shares	—	—	—	$2,802,949
Acquisition of equipment in exchange for capital leases	$1,941	—	—	—
The accompanying notes are an integral part of the consolidated financial statements.

Corgi International Limited
Notes to Consolidated Financial Statements
1.	Organization, Merger and Basis of Presentation

Corgi International Limited (the “Company”) is composed of the operations of Master Replicas, Inc. and the operations of two entities that were acquired for accounting purposes by Master Replicas, Inc. in December 2006, Corgi International Limited and Cards Inc. Limited. Also, in December 2006, Corgi International Limited completed a private financing of $17.6 million, sold its manufacturing division, converted $5.65 million in outstanding convertible notes raised in April 2006 into American Depositary Shares (“ADSs”) and warrants, and effected a six for one reverse stock split of its ordinary shares (these transaction are referred to, collectively, as the “Merger”). All information related to shares gives retroactive effect to the reverse stock split. All references to Corgi International Limited, Master Replicas, Inc. and Cards Inc. Limited refer to those entities prior to the Merger. The Company has status as a foreign private issuer.

The legal form of the transaction was the merger of Corgi International Limited with Master Replicas, Inc. and the acquisition by Corgi International Limited of all of the outstanding shares of Cards Inc. Limited. For accounting purposes, Master Replicas, Inc. was deemed to be the accounting acquirer and, accordingly, Master Replicas, Inc.’s financial statements are now the historical financial statements of the Company. The balance sheet as of March 31, 2006 and the statements of operations, stockholders equity and cash flows for the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004 represent the financial position, results of operations and cash flows of Master Replicas, Inc. The balance sheet as of March 31, 2007 and the statements of operations, stockholders equity and cash flows for the year ended March 31, 2007 represent the financial position, results of operations and cash flows of Master Replicas, Inc. for the full year and the results of operations and cash flows of Corgi International Limited and Cards Inc. Limited for the period from the date of the Merger through March 31, 2007. All share and per share amounts for all periods presented prior to the Merger have been retroactively adjusted to reflect the legal capital structure of Corgi International Limited.

The Company designs, produces, markets and distributes licensed and unlicensed pop culture collectibles, gifts and toys ranging from high-end movie and television prop replicas to lower price-point gifts and toys. The Company markets its consumer products under three brands: Master Replicas, Corgi, and PopCo, and conducts its distribution business under its Cards Inc. brand. The Company holds licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises of all time including Batman, Disney Classics, Harry Potter, James Bond, Pirates of the Caribbean, Star Trek, and Spiderman 3.

Master Replicas Inc. was founded in 2003 and was a designer and marketer of movie and television prop replicas, including the Star Wars Lightsaber. Master Replicas, Inc. sold its products principally to customers in the United States. Cards Inc. Limited was founded in 1989 and was a distributor of trading cards and pop culture memorabilia principally in the United Kingdom and Europe. Corgi International Limited was originally founded in 1956 in England and was a marketer of collectible die-cast models of trucks, buses, cars and airplanes with its principal markets in the United Kingdom and Northern Europe. Corgi International Limited was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance in July 1977. The Company’s ADSs have been listed on the Nasdaq Global Market (formerly the Nasdaq National Market) since February 1997.

In connection with the Merger, Michael Cookson, formerly Chief Executive Officer of Master Replicas, Inc., and Darren Epstein, the Chief Executive Officer of Cards Inc. Limited joined the Board of Directors of the Company (along with Timothy Steel) and became the Company’s Chief Executive Officer and Executive Vice President, Chief Strategy Officer, respectively.

Corgi International Limited
Notes to Consolidated Financial Statements
Background to the Merger

On October 4, 2006, pursuant to an Agreement and Plan of Merger between the Master Replicas, Inc. and Corgi International Limited, and LightSaber Acquisition Corp. (a wholly-owned subsidiary of Corgi International Limited) (“Merger Sub”), Merger Sub merged with and into Master Replicas, Inc. The Merger included Tax Indemnity Agreements under which the Company indemnified the former shareholders of Master Replicas, Inc. against United States (“U.S.”) federal, state and local income taxes, interest and penalties resulting from failure of the Merger to qualify as reorganization as defined by section 368(a) of the tax code.

On November 2, 2006, Corgi International Limited entered into a binding purchase agreement with the shareholders of Cards Inc. Limited providing for the acquisition of all outstanding capital stock of Cards Inc. Limited (the “Cards Acquisition”). It was a condition to the Merger that the Cards Acquisition be consummated.

It was also a condition to the Merger that Corgi International Limited dispose of its Zindart Manufacturing division in China. On November 3, 2006, Corgi International Limited entered into such an agreement with an unrelated third party.

Corgi International Limited affected a reverse stock split of 6 to 1 on December 20, 2006. Another condition to the Merger was that Corgi International Limited obtain a minimum of $10 million in gross proceeds from a financing (the “Financing”) that would close in connection with the Merger. On November 15, 2006, Corgi International Limited signed a binding agreement to raise $17.6 million. On December 20, 2006, the Corgi International Limited closed a private placement for the Financing for gross proceeds of approximately $17.6 million in exchange for approximately 2.67 million of the Corgi International Limited’s ADSs and warrants to purchase an additional 799,938 of the ADSs. The warrants’ exercise price was $7.80 per share, which was amended on August 22, 2007 to $5.00 per ADS for any exercises by September 5, 2007 of which 368,863 warrants were exercised.

On December 20, 2006, Corgi International Limited completed the Cards Acquisition for 1,191,110 ADSs, of which 612,213 ADSs are being held in escrow until certain representations and warranties are resolved. They include representations relating to revenues and earnings of the Cards Inc. Limited business for 2008 and 2009.

On December 20, 2006, Corgi International Limited converted $5.65 million in principal amount of convertible notes for an aggregate of 902,414 ADSs and issued warrants to purchase 270,716 ADSs with an exercise price of $7.80 per ADS.

On December 26, 2006, Corgi International Limited completed the merger with Master Replicas, Inc. pursuant to which Corgi International Limited issued 3,956,867 ADSs to the shareholders of Master Replicas, Inc. (including the assumed pre-existing Master Replicas, Inc. warrants to purchase 139,617 ADSs which were exercised on December 27, 2006), and assumed pre-existing Master Replicas, Inc. options to purchase 918,053 ADSs and pre-existing Master Replicas, Inc. warrants to purchase 20,314 ADS.

On December 26, 2006 the Merger transaction was considered complete as all conditions discussed above had been satisfied.

Basis of Presentation

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. This contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate

Corgi International Limited
Notes to Consolidated Financial Statements
profitably, to generate cash flows from operations, and to maintain credit facilities adequate to support working capital requirements. The Company has suffered losses from operations, has a working capital deficiency, an accumulated deficit and has been generating negative cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company continues to face difficult market conditions, which have caused significant operating losses and placed considerable pressure on the Company’s liquidity. The Company continues to work with its banks to attempt to provide adequate liquidity to support the business, but there can be no assurance that such cash will be available and if available, at what terms.

In the event that market conditions and demand for the Company’s products do not improve, resulting in operating losses and negative cash flows, the Company will be required to secure additional financing sources from lenders and/or other parties to fund its operations and obligations. The Company may be required to dispose of certain of its businesses, perhaps at a significant discount to the carrying value, seek bankruptcy protection or commence liquidation or other administrative proceedings.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	Summary of Significant Accounting Policies

Principles of Consolidation and Reverse Purchase Accounting

As a result of the Merger, the historical consolidated financial statements of the Company for the periods prior to the Merger are those of Master Replicas, Inc. and the equity components have been adjusted to reflect the reverse acquisition of Corgi International Limited by Master Replicas, Inc. for accounting purposes.

Intercompany balances and transactions from the date of the Merger have been eliminated.

Reclassification

Certain amounts in the December 31, 2004, 2005 and March 31, 2006 consolidated financial statements have been reclassified to conform to the presentation used in the March 31, 2007 consolidated financial statements.

Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, short and long term debt. The estimated fair value of these financial instruments approximates their carrying value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed amounts of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Significant estimates include estimates for the recoverability of accounts receivable; returns and allowances; inventory; impairment of goodwill and intangible assets and deferred taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash in bank accounts, interest-bearing savings accounts, and certificates of deposit with an initial term of less than three months at the date of purchase.

Corgi International Limited
Notes to Consolidated Financial Statements
Allowance for Doubtful Accounts

Bad debts are provided for based on management’s evaluation of outstanding accounts receivable. As of March 31, 2006 and March 31, 2007, the Company reserved approximately $44,000 and $1,694,000, respectively, for uncollectible accounts receivable. Bad debt expense for the year ended December 31, 2004, the year ended December 31, 2005, the three month period ended March 31, 2006 and the year ended March 31, 2007 was approximately $49,000, $0, $44,000 and $442,000, respectively.

The Company performs credit evaluations of its customers and requires no collateral from its customers. The Company periodically checks the balance history, aging and reevaluates credit of its customers.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method based upon the estimated useful life of the assets, which range from three to five years.

Repairs and maintenance are charged to expense as incurred, costs of significant renewals and improvements added to the depreciable base of the property.

Web Site Development

In accordance with Statement of Position 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, issued by the American Institute of Certified Public Accountants, the Company capitalized costs associated with Web development, or building of its Website. Costs incurred in the preliminary project stage were expensed as incurred. Costs incurred in the development stage were capitalized. Costs incurred for maintenance are expensed as incurred. Capitalized costs are stated at cost and are amortized on a straight-line basis over the estimated useful life of two years.

Inventory

Inventory consists of finished goods and is valued at the lower of cost (first-in, first-out) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values.

The Company provides a reserve for obsolescence based on the determination of future demand forecasts and marketability. Reserves for obsolescence at March 31, 2006 and March 31, 2007 were approximately $112,000 and $2,358,000, respectively.

The Company’s finished goods inventory is held at third party distribution centers in North America, United Kingdom and Hong Kong.

Tooling Costs

Tooling costs consist of the costs incurred to make manufacturing materials required to produce the replicas, such as molds or specialized tools. Tooling costs are amortized over the economic life of the tools, which management has determined is one to three years. Amortization expense is included in cost of goods sold as a product cost.

Corgi International Limited
Notes to Consolidated Financial Statements
Revenue Recognition

The Company recognizes revenue when products are shipped and, in certain circumstances, when the products reaches the destination as specified by the customer, which is when title is passed and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

The provisions for trade discounts, products returns, incentive programs for distributor and end customers are recorded as a reduction of revenue in the same period the related revenue is recognized. The provision is estimated based on factors that include, but are not limited to, historical sales returns, discounts given and current known trends. Should the actual product returns and allowances exceed the estimates, additional reductions to the Company’s revenue would result.

Revenue from internet sales which commenced in 2004 amounted to approximately $3,000,000, $5,535,000, $1,596,000 and $4,965,000 for the years ended December 31, 2004, December 31, 2005, the three month period ended March 31, 2006 and the year ended March 31, 2007, respectively.

Seasonality

Sales of the Company’s products and its operating results are highly seasonal. Net sales and operating results are customarily lower in the fourth quarter of the Company’s fiscal year. The accompanying statement of operations includes the results of Corgi International Limited and Cards Inc. Limited for the date of the Merger, which therefore includes sales and operating results for those entities for only the fourth quarter of their fiscal years. Cost of good sold include product cost, freight, warehousing, fulfillment, royalty and tooling amortization. A significant amount of these costs are fixed in nature, and therefore cause significant variation in the Company’s gross profit percentage for each period, relative to sales volume.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, SFAS No. 109 requires a valuation allowance against net deferred tax assets if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was approximately $168,000, $443,000, $223,000 and $2,606,000 for the year ended December 31, 2004, the year ended December 31, 2005, the three month period ended March 31, 2006, and the year ended March 31, 2007, respectively.

Freight and Shipping Costs

Freight-in for inventory is capitalized in the cost of inventory.

Shipping costs for internet sales are included in cost of goods and revenue. The amount included in revenue for the year ended December 31, 2004, the year ended December 31, 2005, the three month period ended March 31, 2006 and the year ended March 31, 2007 was approximately $550,000, $863,000, $163,000 and $553,000, respectively.

Earnings per Ordinary Share

Basic (loss) earnings per ordinary share is computed in accordance with SFAS No. 128, Earnings Per Share, by dividing the net (loss) income by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) income per ordinary share is computed based on dividing the net (loss) income by the weighted average number of ordinary shares outstanding and giving effect to the dilutive potential of outstanding stock options to the extent the effect of including such securities were dilutive during the year.

Corgi International Limited
Notes to Consolidated Financial Statements
Foreign Currency Translation

The Company’s functional and reporting currency is the U.S. dollar. Assets and liabilities of subsidiaries, whose functional currency is not the U.S. dollar, are translated at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of these subsidiaries are reflected as a component of accumulated other comprehensive income (loss) within stockholders’ equity.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

An asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset is considered to be impaired when its carrying amount exceeds the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition.

No impairment has been recorded in any period.

Goodwill and Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company follows the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Goodwill acquired in a purchase business combination is determined to have an indefinite useful life, is not amortized, but instead tested for impairment at least annually. The goodwill at March 31, 2007 was the result of the Merger in December 2006. The Company has not yet undertaken any impairment analysis given the recent nature of the acquisition and plans to undertake its annual goodwill impairment analysis as of December 31 of each year.

SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

Provision for Returns

The accompanying financial statements include a provision for product returns of approximately $465,000 and $606,000 at March 31, 2006 and March 31, 2007, respectively. These amounts are based on current sales and estimates of future returns. The estimates are derived from historical cost experience. This amount is deducted from accounts receivable in the accompanying balance sheets.

Concentrations of Credit Risk

The Company’s accounts receivable are subject to a concentration of credit risk with customers in North America, Hong Kong and the United Kingdom.

For the year ended March 31, 2007 no individual customer accounted for sales in excess of 5% of consolidated sales. As of March 31, 2007, no individual customer’s accounts receivable was in excess of 10% of total accounts receivable.

Corgi International Limited
Notes to Consolidated Financial Statements
Customers make no binding long-term commitments to the Company regarding purchase volumes and make all purchases by delivering one-time purchase orders. Any customer could reduce its overall purchases of the Company’s products, reduce the number and variety of the Company’s products that it carries and the shelf space allotted for the Company’s products, or otherwise seek to materially change the terms of the business relationship at any time. Any such change could significantly impact the Company’s business and operating results. In addition, the loss of any one of its major customers would have a material adverse effect on the Company’s business, financial condition and results of operations. Further, several of the Company’s licenses apply to products that generate a large volume of sales. To the extent the Company is unable to maintain these licenses; the lost sales would have a significant impact on future sales.

The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. The Company’s five largest trade accounts receivable accounted for approximately 86% and 35% of the Company’s total gross trade accounts receivable as of March 31, 2006 and 2007. There is a risk that customers will not pay, or that payment may be delayed, because of bankruptcy or other factors beyond the Company’s control, which could increase the Company’s exposure to losses from bad debts. In addition, if these or other customers were to cease doing business as a result of bankruptcy, or significantly reduce the number of stores operated, it could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company relies on several manufacturers based in the People’s Republic of China to produce its products. Manufacturing alternatives may be available, but there can be no assurance that the Company will be able to find alternate quality producers on a timely basis, if at all. In addition, prices charged by the alternate vendors may be higher than charged by the Company’s current manufacturers. The related price increases could unfavorably impact the Company’s financial results.

The Company maintains cash balances at various U.S. financial institutions. Accounts at each U.S. institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At March 31, 2006 and March 31, 2007, the Company’s uninsured cash balance was approximately $516,000 and $920,000, respectively. At March 31, 2007, cash maintained in the United Kingdom was approximately $135,000 and cash maintained in Hong Kong was approximately $894,000, respectively.

Stock-Based Compensation

Through December 31, 2004, the Company accounted for stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted.

From January 1, 2005 through December 31, 2005, the Company accounted for stock-based compensation expense for employees and for non-employees using the fair value method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods and Services, and recorded the fair value of non-employee stock options as an expense over the vesting term of the option.

In December 2004, FASB issued SFAS No. 123(R), Share-Based Payments, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. The Company adopted SFAS No. 123(R) effective January 1, 2006 using the modified prospective method.

Corgi International Limited
Notes to Consolidated Financial Statements
Effective with the adoption of SFAS No. 123(R), the Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted to employees. In accordance with SFAS No. 123(R), the Company recognizes the fair value of employee stock-based awards unvested, granted or modified on or after January 1, 2006 over the vesting period of the award.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial position, results of operation or cash flows.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, or SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS No. 158 is effective for the Company’s fiscal year ending March 31, 2007. The adoption of SFAS 158 did not have a material impact of the Company’s consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the Board of Directors having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial position, results of operation or cash flows.

In June 2006, the FASB published FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes . This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for the Company’s fiscal year beginning April 1, 2007. Management is assessing the impact that the adoption of this standard will have on the Company’s consolidated financial position, results of operation and cash flows.

Corgi International Limited
Notes to Consolidated Financial Statements
In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108. Due to diversity in practice among registrants, SAB No. 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on the Company’s consolidated financial position, results of operation or cash flows.

3.	Acquisitions

In December 2006, for accounting purposes, Master Replicas, Inc. acquired Corgi International Limited and Cards, Inc. Limited in a series of conditional transactions accounted for as a reverse merger. The Company acquired 100 % of the outstanding shares of Cards Inc. Limited and was deemed to have acquired 100 % of the outstanding shares of Corgi International Limited. For accounting purposes, Master Replicas, Inc. was deemed to be the accounting acquirer. The acquisitions were treated as business combinations and accounted for under the purchase method of accounting. The Company believes that the combined company will be able to take advantage of the diversified products, license, management team and other synergies of bringing the three companies together. The results of operation of Corgi International Limited and Cards, Inc. Limited have been consolidated with the results of operations from the date of the Merger.

The following table summarizes the approximate estimated fair value of the assets acquired and liabilities assumed of Corgi International Limited at the date of the acquisition:

Cash	$7,400,000
Accounts receivable	7,904,000
Inventory	5,780,000
Fixed assets and tooling	4,955,000
Intangibles	8,400,000
Other assets	9,750,000
Liabilities	(23,717,000)
Goodwill	12,750,000

Purchase Price	$33,222,000

The approximate purchase price for Corgi International Limited was determined as follows:

Value of shares at fair value (5,265,106 shares at $5.60 per share)	$29,484,000
Fair value of options and warrants	2,182,000
Costs incurred*	1,556,000

Purchase Price	$33,222,000

*	Costs incurred were allocated 75% to the acquisition of Corgi International Limited and 25% to the acquisition of Cards Inc. Limited.

Corgi International Limited
Notes to Consolidated Financial Statements
The following table summarizes the portion of purchase price of Corgi International Limited allocated to certain intangible assets, and the estimated useful lives of those intangible assets, based on a valuation:

	Value	Estimated Useful Life
Trade Name	4,800,000	8 Years
Customer Relationships	2,700,000	4 - 8 Years
Other	900,000	1 - 3 Years

Total	$8,400,000

When Corgi International Limited sold its manufacturing facility (prior to the merger), it agreed to assume $1.0 million of property transfer taxes that may be due. Such amount is included in liabilities of the acquired entity.
The purchase price for Cards Inc. Limited does not include 612,213 ADSs that were issued, but held in escrow to be released upon achievement of certain levels of sales and profitability. If the levels of profitability are not satisfied, the escrowed ADSs will be sold on the public market. The following table summarizes the approximate estimated fair value of the assets acquired and liabilities assumed of Cards Inc Limited at the date of the acquisition:

Cash	$43,000
Accounts receivable	4,750,000
Inventory	5,593,000
Fixed assets	250,000
Intangibles	5,700,000
Other assets	790,000
Liabilities	(15,254,000)
Goodwill	1,889,000

Purchase Price	$3,761,000

The purchase price for Cards Inc. Limited was determined as follows:

Value of shares at fair value (578,897 shares at $5.60 per share)	$3,242,000
Costs incurred *	519,000

Purchase Price	$3,761,000

*	Costs incurred were allocated 75% to the acquisition of Corgi International Limited and 25% to the acquisition of Cards Inc. Limited.
The following table summarizes the portion of purchase price of Cards, Inc Limited allocated to certain intangible assets, and the estimated useful lives of those intangible assets, based on a valuation.

Corgi International Limited
Notes to Consolidated Financial Statements

	Value	Estimated Useful Life
Supplier Relationships	$1,700,000	7 Years
Other	1,400,000	1 - 5 Year
Licensing Relationships	2,600,000	3 Years

Total	$5,700,000

The allocation of assets acquired and liabilities assumed for both acquisitions is based on a preliminary allocation and is subject to change.
Unaudited Pro Forma Summary
The following pro forma consolidated amounts give effect to the acquisitions accounted for by the purchase method of accounting as if they had occurred at the beginning of the periods presented. The pro forma results are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as being representative of future operating results.

	For year ended	For year ended
	March 31, 2006	March 31, 2007
Net Sales	$105,588,000	$81,549,000

Operating loss	(9,311,000)	(39,342,000)

Net loss	(13,412,000)	(39,788,000)

Loss per ordinary share	$(1.40)	$(4.11)

4.	Tooling Costs

Tooling costs consist of the following:

	March 31, 2006	March 31, 2007
Tooling Costs	$1,933,044	$8,320,482
Accumulated Amortization	(1,730,541)	(3,853,512)

Net Tooling Costs	$202,503	$4,466,970

Corgi International Limited
Notes to Consolidated Financial Statements
Amortization expense was approximately $725,000, $758,000, $103,000 and $2,123,000 for the year ended December 31, 2004, the year ended December 31, 2005, the three month period ended March 31, 2006, and the year ended March 31, 2007, respectively. Amounts for fully amortized tools no longer in service are removed from the accounts.

5.	Property and Equipment

Property and equipment consists of the following

	March 31, 2006	March 31, 2007
Computer Equipment	$157,706	$345,750
Furniture and Fixtures	74,509	303,261
Website Development	330,011	524,765
Automobiles		33,532

Total Property and Equipment	562,226	1,207,308
Accumulated Depreciation and amortization	(314,416)	(587,157)

Property and Equipment	$247,810	$620,151

Depreciation and amortization expense was approximately $184,000, $208,000, $47,000 and $273,000 for the year ended December 31, 2004, the year ended December 31, 2005, the three month period ended March 31, 2006, and the year ended March 31,2007, respectively.

6.	Intangible Assets

Amortizable intangible assets are summarized as follows:

	Gross		Net	Estimated
	Carrying	Accumulated	Carrying	useful life
	Amount	Amortization	Amount	in years
Trade Names	$5,100,000	$(168,750)	$4,931,250	5 to 8
Customer Relationships	2,900,000	(156,250)	2,743,750	2 to 8
Licensing Relationships	2,600,000	(216,667)	2,383,333	3
Supplier Relationships	2,300,000	(110,714)	2,189,286	3 to 7
Other	1,200,000	(233,333)	966.667	1 to 3

Total	$14,100,000	$(885,714)	$13,214,286

Corgi International Limited
Notes to Consolidated Financial Statements
Amortization expense for the next five years and thereafter is as follows:

Year ended March 31:
2008	$3,342,858
2009	2,717,857
2010	2,342,857
2011	1,380,357
2012	1,167,857
Thereafter	2,262,500

$13,214,286

Amortization of intangibles assets for the year ended March 31, 2007 amounted to approximately $886,000. Amortization expense was calculated from the date of acquisition of Corgi International Limited and Cards Inc. Limited, which represented a period of approximately three months.

7.	Accrued Expenses and Prepaid Expenses

Accrued expenses consist of the following:

	March 31, 2006	March 31, 2007
Accrued Royalties	$1,240,169	$2,638,974
Accrued Professional Fees	104,861	1,886,211
Accrued Freight and Production Costs	—	1,813,050
Accrued Other	352,429	1,981,976
Accrued Property Tax	—	1,000,000
Accrued Finance Charges	—	521,566
Accrued Salaries and Related	258,316	474,858
Accrued Selling Expenses	—	368,867

	$1,955,775	$10,685,502

Prepaid expenses consist of the following:

	March 31, 2006	March 31, 2007
Prepaid Other	$381,568	$1,606,110
Prepaid Marketing	—	1,203,337
Prepaid Production	—	1,072,150
Prepaid Royalties	—	747,332
Prepaid Inventory	—	396,624
Prepaid Rent	—	275,999

	$381,568	$5,301,552

8.	Short-Term Debt

As of March 31, 2007 the Company’s Corgi division had a revolving Invoice Discounting Agreement with Coface Receivables Finance Limited in the amount of $4,209,000. This facility is for $10 million and allows for borrowings of up to 75% of the eligible accounts receivables based on the weekly levels of sales and customer payments of the Company’s Corgi division in the United Kingdom. The interest rate is based on 1.75% plus LIBOR. The note is collateralized by all the assets

Corgi International Limited
Notes to Consolidated Financial Statements
of the Company’s Corgi division (approximately $39,627,000 at March 31, 2007). The agreement automatically renews every July with a 6 month advance termination notice requirement. The agreement requires the Company to provide financial statements within 6 months after the end of the Company’s fiscal year. The Company has not provided its statements within that time period and is, therefore, in default of this agreement. However, the Company has received a waiver from Coface with respect to this requirement. This agreement may be cancelled by the lender at any time. In addition, at March 31, 2007 the Company exceeded the borrowing base allowed under this agreement.

As of March 31, 2007, the Company’s Cards division has a short-term note with Barclays Bank in the amount of $3,193,578. The short term debt is separated into a guaranteed note ($2,000,000) and an invoice discount facility ($1,193,580). The interest rate is 2.25% plus Bank of England base rate percentage (5.25% at March 31, 2007). The note is collateralized by all of the assets of Company’s Cards division (approximately $17,429,000 at March 31, 2007). The note also has a partial personal guarantee by Darren Epstein, Executive Vice President of the Company. The Invoice Discount facility has maximum borrowing of up to $5,000,000. This facility allows for borrowings of up to 50% of the eligible accounts receivables that based on the weekly levels of sales and vendor customer payments for the Company’s Cards division. The interest rate is based on 1.5 plus Bank of England base rate (5.25% at March 31, 2007). This agreement may be cancelled by the lender at any time.

In May of 2006 Master Replicas, Inc. entered into a line of credit with Ropart Asset Management, II, LLC (Ropart) for a $2,000,000 credit line with an added principal of $142,063 at an interest rate of 18% per annum. This agreement renews every six months in May and November. In May of 2007, upon renewal, the interest rate increased to 20% with the note balance due November 2007. The outstanding balance at March 31, 2007 totals $2,142,063. The line of credit is secured by a lien and security interest in all assets of the Company’s Master Replicas division. Ropart is also a shareholder in the Company.

Interest expense incurred to Ropart for the line of credit which commenced in fiscal 2007 amounted to approximately $181,000 in the year ended March 31, 2007.

9.	Long Term Debt

Notes payable to Ropart accrue interest at a rate of 13% per annum. The notes are payable in three equal annual principal installments beginning in May 2007. The Company makes monthly interest only payments. The notes are collateralized by all assets of the Company.

Maturities of long term debt and interest are as follows:

2008	$329,992
2009	329,992
2010	329,992

Principal and Interest Balance	989,976
Less current portion	(329,992)

Long term debt	$659,984
Interest expense incurred to Ropart for these notes amounted to approximately $54,000, $127,000, $32,000 and $131,000 for the year ended December 31, 2004, the year ended December 31, 2005, the three month period ended March 31, 2006 and the year ended March 31, 2007, respectively. Ropart is a shareholder in the Company.

10.	License Agreements

The Company markets a significant portion of its products with licenses from other parties. The Company has license agreements with entertainment, publishing and media companies; automotive

Corgi International Limited
Notes to Consolidated Financial Statements
and truck manufacturers and agricultural and construction vehicle and equipment manufacturers; among others. The licenses are limited in scope and duration and authorize the sale of specific licensed products generally on a nonexclusive basis. For the year ended December 31, 2004, the year ended December 31, 2005, the three month period ended March 31, 2006 and the year ended March 31, 2007, net sales of the Company’s products with the licensed properties of Lucasfilms Ltd. (Star Wars) accounted approximately 78%, 91%, 95%, and 62% of the Company net sales. No other licensed property accounted for more than 10% of the Company total net sales for any of those periods. As of March 31, 2007, a significant number of the Company’s licenses require the Company to make minimum guaranteed royalty payments whether or not the Company meets specific sales targets. Aggregate future minimum guaranteed royalty payments as of March 31, 2007, are $5.3 million through 2012, with the individual license minimum guarantees ranging from $1.00 to $1.7 million. The Company is party to over 50 license agreements, approximately 40 of which are actively used in current product lines, with terms generally of two to three years. Any termination of or failure to renew the significant licenses, or inability to develop and enter into new licenses, could limit the Company’s ability to market products or develop new products and reduce sales and profitability. Over the next two years, license agreements in connection with several key licensed properties, including licenses for certain Star Wars, Spiderman and Harry Potter products, are scheduled to expire.

The Company’s existing license with Lucasfilm Ltd. for Star Wars products expires on December 31, 2007. Lucasfilm Ltd. had previously notified the Company that it was not willing to provide a new license on the terms proposed by the Company. The Company believed that it was not in the best interest of its shareholders to accept a new license on the terms proposed by Lucasfilm Ltd and therefore the parties agreed not to renew the contract.

Royalty expenses for all licenses were approximately $1,351,000, $6,800,000, $810,000 and $3,025,000 for the year ended December 31, 2004, the year ended December 31, 2005, the three month period ended March 31, 2006 and the year ended March 31, 2007, respectively.

As of March 31, 2007 approximate future minimum annual royalty commitments were as follows:

For the year ended March 31:
2008	$1,330,000
2009	1,442,000
2010	1,506,000
2011	1,002,000
2012	60,000

$5,340,000

11.	Contingencies

The Company is involved in various legal proceedings arising in the ordinary course of business. The Company, based on discussions with its counsel, does not believe that such proceedings, even if determined adversely, will have a material adverse effect on the Company’s business, financial condition, or results of operations.

Corgi International Limited
Notes to Consolidated Financial Statements
12.	Lease Commitments

The Company has entered into various lease agreements for office space. Approximate future minimum lease obligations at March 31, 2007 are as follows:

For the years ended March 31:
2008	$1,321,000
2009	1,038,000
2010	964,000
2011	767,000
2012	584,000

Total	$4,674,000

Rent expense was approximately $107,000, $189,000, $47,000 and $534,000 for the year ended December 31, 2004, the year ended December 31, 2005, the three month period ended March 31, 2006, and the year ended March 31, 2007, respectively.

13.	Income Taxes

Prior to the Merger the Company was subject to income taxes in the Unites States. Subsequent to the Merger, the Company, and certain of its subsidiaries, are subject to tax reporting in the United States, the United Kingdom and Hong Kong. For tax reporting purposes, Corgi International Limited was considered to be the parent. For the year ended March 31, 2007, the loss before income tax benefit consisted of approximately $ 6.8 million generated in the Unites States and $7.4 million generated by foreign operations. As of March 31, 2007, each of the entities, Corgi International Limited, Master Replicas, Inc. and Cards Inc. Limited are each filing their own stand alone tax returns. The tax year for Master Replicas is currently December 31. The Company is currently evaluating its tax requirements and determining the optimal way to file and report taxes in the future. As a result of the Merger, the ability to utilize future net operating losses in the United States may be limited due to the ownership change that has occurred with respect to each entity.
The income tax provisions (benefits) consisted of the following:

			Three Months
	Year Ended	Year Ended	Ended	Year Ended
	December 31, 2004	December 31, 2005	March 31, 2006	March 31, 2007
Current:
Federal	$—	$2,050,000	$250,000	$(820,070)
State	(14,564)	550,000	110,000	49,583
Foreign	—	—	—	—

Total current	(14,564)	2,600,000	360,000	(770,487)

Deferred:
Federal	(8,000)	(721,000)	93,000	(194,691)
State	(1,000)	(215,000)	113,000	—

Corgi International Limited
Notes to Consolidated Financial Statements

			Three Months
	Year Ended	Year Ended	Ended	Year Ended
	December 31, 2004	December 31, 2005	March 31, 2006	March 31, 2007
Foreign				—
Total Deferred	(9,000)	(936,000)	206,000	(194,691

Total Tax (benefit)	$(23,564)	$1,664,000	$566,000	$(965,178)

The income tax provisions for the years ended December 31, 2004, the year ended December 31, 2005, the three month period ended March 31, 2006 and the year ended March 31, 2007 differ from the amounts computed by applying the statutory federal income tax rate to the consolidated income before income taxes, as follows:

	Year Ended	Year Ended	Three Year Ended	Months Ended
	December 31, 2004	December 31, 2005	March 31, 2006	March 31, 2007
Federal expense (benefit) computed at statutory rate	$(1,263,000)	$2,037,000	$309,000	$(2,315,400)
State expense (benefit) at statutory rate	(223,000)	359,000	55,000	(612,900)
Foreign expense (benefit) at statutory rate	—	—	—	(2,299,580
Increase (Decrease) resulting from:
Deferred tax valuation allowance	1,462,436	(732,000)	125,000	4,262,702
Adjustment to prior year	—	—	77,000	—

Provision (benefit) for income taxes	$(23,564)	$1,664,000	$566,000	$(965,178)

Significant components of the Company’s net deferred tax assets and liabilities are as follows:

	March 31, 2006	March 31, 2007
Deferred tax assets:
Accruals and allowance	$606,000	$863,000
Depreciation	117,000	1,169,000
Net Operating losses	—	13,072,000

Gross deferred tax assets	723,000	$15,104,000
Less valuation allowance	(190,000)	(10,416,000)

Deferred Tax liability: Intangible Assets		(3,960,000)

Total net deferred tax assets	$533,000	$728,000

Corgi International Limited
Notes to Consolidated Financial Statements
In evaluating the ability to realize its net deferred tax assets, the Company considers all available evidence, both positive and negative, including past operating results, the existence of cumulative losses in the most recent fiscal years, tax planning strategies that are prudent, and feasible, and forecasts of future taxable income. In considering sources of future taxable income, the Company makes certain assumptions and judgments which are based on the plans and estimates used to manage the underlying business of the Company. The cumulative Net Operating Loss for Corgi International Limited and Cards Inc. Limited is approximately $44,000,000 and the deferred tax asset would be approximately $13,000,000 using a 30% tax rate (the tax rate in the United Kingdom). A partial valuation allowance has been recorded against the gross deferred tax assets for all periods presented since management believes that after considering a number of factors including the positive and negative evidence regarding the realization of deferred tax assets, that it is more likely than not that a portion of these assets will not be realized. The portion of deferred tax assets which do not require a valuation allowance relates to current deferred tax assets of Master Replicas, Inc. which the Company can carry back to year it paid taxes. The valuation allowance increased by approximately $ 190,000 and $10,266,000 for the three months period ended March 31, 2006 and the year ended March 31, 2007, respectively. The increase in the valuation allowance during 2007 was due primarily to the Merger as discussed in Note 1. The Company may be subject to limitation on the availability of net operating loss carry forwards in the United States due to changes in ownership.

As of March 31, 2007, the Company estimates it will receive approximately $355,000 primarily for Federal losses incurred by Master Replicas Inc. for the tax year ended December 31, 2006 which is expected to be carried back to the 2005 tax year when Master Replicas Inc. paid federal taxes.

14.	Stock Option Plan

The Company has a stock incentive plan (the 1997 Stock Plan the “Plan”) that was recently amended in conjunction with the Merger. Under the Plan the Company may grant stock options to directors, officers and key employees to purchase ADSs representing ordinary shares of the company. The total number of options authorized under the Plan is 1,574,996. These options generally expire 10 years from the date of grant and generally vest over a four year period. The summary option activity listed below represents Master Replica’s activity until the Merger in December 2006 under Master Replicas pre-existing plan. Upon the Merger, Master Replicas stock options for 918,053 ADSs representing ordinary shares of Corgi were assumed by Corgi and converted. On March 31, 2007 the plans had 2,217,791 ADSs outstanding and the exercise prices vary from $0.17 to $41.25 per ADS. Stock based compensation on unvested options which will be recognized in the future is approximately $4,351,000.

The fair value of each option granted is estimated on the grant date using the Black-Scholes model.

The following assumptions were made in estimating fair value of options in those periods presented after adopting SFAS 123R “Stock based compensation” effective January 1, 2006:

	Three Months Ended	Year ended
Assumptions	March 31, 2006	March 31, 2007
Dividend yield	0.00%	0.00%
Risk free interest rate	4.70%	4.50%
Expected live (in years)	10	5
Expected volatility	100.00%	75.00%
The Company estimated volatility based upon the Company’s limited equity transactions and the volatility that a similar industry company stock has undertaken. In the three months end March 31, 2006, the expected life of the option was the legal life of the option. In the year ended March 31,

Corgi International Limited
Notes to Consolidated Financial Statements
2007, the expected life was set at 5 years. The risk free interest rate is based upon government investment.

Stock based compensation charged to operations related to stock options was $183,000 and $1,011,000 for the three months period ended March 31, 2006 and the year ended March 31, 2007, respectively.

Summary of Activity

					Non-Vested Options
		Available for Grant	Options Outstanding	Vested Excerisable	Outstanding
Balance	January 1, 2005	75,332	3,930	3,023	907

Authorized		859,389	763,373	—	763,373
Granted		(763,373)	(1,411)	(1,411)	—
Exercised		—	—	365,099	(365,099)
Vested		—	(23,745)	(944)	(22,801)
Cancelled		23,745

Balance	December 31, 2005	195,093	742,147	365,767	376,380

Granted		—	—	—	—
Exercised		—	—	80,747	—
Vested		—	—	—	(80,747)
Cancelled		4,669	(4,669)	—	(4,669)

Balance	March 31, 2006	199,762	737,478	446,514	290,964

Authorized		(1,342,757)	1,342,757	—	1,342,757
Granted		—	—	—	—
Exercised		—	—	—	—
Vested		—	—	206,067	(206,067)
Cancelled		32,846	(32,846)	(30,501)	(2,345)
Merger		1,385,447	170,402	101,663	68,739

Balance	March 31, 2007	275,298	2,217,791	723,743	1,494,048
The weighted average grant date fair value of the 1,342,757 options issued during the year ended March 31, 2007 is $4.19 per option.

					Weighted
			Weighted		Average	Intrinsic
			Average		Exercise	Values of
Vesting	Exercise	Number	Remaining Life	Number	Price of	Exercisable
Schedule	Price	Outstanding	in Years	Exercisable	Exercisable	Options	Term
	$0.165	1,209	8.25	739	$0.165	$1,222	10
	$0.495	221,463	9.25	80,678	$0.495	$106,740	10
	$0.545	486,795	9.25	365,096	$0.545	$464,921	10
	$1.819	28,011	9.66	—	$1.819	$—	10

March 31, 2006		737,478	9.25	446,514		$572,883

	Market Value — $.11 per share

Corgi International Limited
Notes to Consolidated Financial Statements

					Weighted
			Weighted		Average	Intrinsic
			Average		Exercise	Values of
Vesting	Exercise	Number	Remaining Life	Number	Price of	Exercisable
Schedule	Price	Outstanding	in Years	Exercisable	Exercisable	Options	Term
	$0.17	1,209	7.2	1,142	$0.17	$5,287	10
	$0.50	212,120	8.3	123,737	$0.50	$532,069	10
	$0.55	486,795	8.3	486,795	$0.55	$2,068,879	10
	$1.82	28,008	8.7	12,448	$1.82	$37,095	10
	$5.05	252,826	10.0	—	$5.05	$—	10
	$5.50	185,160	8.9	70,191	$5.50	$—	10
	$5.85	550,000	9.8		$5.85	$—	10
	$6.45	182,919	9.4	—	$6.45	$—	10
	$6.87	268,678	9.8	—	$6.87	$—	10
	$9.24	3,246	5.4	3,246	$9.24	$—	10
	$15.90	24,000	8.8	7,000	$15.90	$—	10
	$18.18	5,000	5.8	5,000	$18.18	$—	10
	$30.12	4,166	7.6	4,166	$30.12	$—	10
	$30.60	8,333	7.8	4,687	$30.60	$—	10
	$35.88	333	7.2	333	$35.88	$—	10
	$40.50	3,332	1.8	3,332	$40.50	$—	10
	$41.25	1,666	2.8	1,666	$41.25	$—	10

March 31, 2007		2,217,791	8.9	723,743		$2,643,330

	Market Value — $4.80 per share
15.	Outstanding Stock Warrants

In connection with the Merger transaction described in Note 1, certain notes payable of $5.65 million in principal were converted into 902,419 ADSs of ordinary shares of Corgi. In connection with these notes payable agreements entered into prior to the merger, the Company had issued 270,716 warrants to purchase ADSs at an exercise price of $7.80. As of March 31, 2007 all these warrants are still outstanding and are exercisable through 2016.

As of March 31, 2006, Master Replicas, Inc. had outstanding warrants to purchase 72,561 shares of Common Stock to certain holders of Redeemable Series B preferred stock. The warrants were part of the 2004 convertible loan agreements. The convertible notes were converted to Redeemable Series B preferred stock in 2005 at an exercise price of approximately $0.002 per share. The warrants are exercisable any time before the termination date, which is the earlier of December 14, 2014 or five years after the repayment in full of the standby lines of credit owing to the warrant holders. The fair value of these warrants was estimated to be nominal on the date of the initial convertible note payable agreement was entered into during 2005 and no separate value was assigned to these warrants. On December 27, 2006, 59,500 warrants were exercised. As of March 31, 2007, the Company had outstanding warrants to purchase 13,061 ADSs of Corgi at an exercise price of $0.402 per share.

As of March 31, 2006, the Company had outstanding warrants to purchase 10,276 shares of Series A convertible Preferred Stock at an exercisable price of $20.70 per share. The warrants were issued in conjunction with the conversion of notes payable to Series A preferred Stock in 2004. The warrants are exercisable at any time before the termination dates, ranging from May 17, 2009 to May 20, 2014. The fair value of these warrants was estimated to be $54,664 at the time of issuance. The fair value of the warrants were treated as a cost of conversion and recorded as paid in capital of the Series A Preferred Stock. As of the date of the merger, 3,022 warrants were forfeit as a condition of the merger, and the remaining warrants converted to warrants for ADSs in the new entity. As of March 31, 2007, the

Corgi International Limited
Notes to Consolidated Financial Statements
Company had outstanding warrants to purchase 7,254 ADSs of Corgi at an exercise price of $20.68 per share.

As of March 31, 2006, Master Replicas had outstanding warrants, to purchase 80,119 shares of Series B Preferred Stock at an exercisable price of $0.80 per share. As of December 27, 2006, all of these warrants were exercised for cash and the shares converted to ADSs. As of March 31, 2006 the warrants were convertible into Series B Preferred Stock which stock is not classified within the equity section of the balance sheet, the warrants to purchase shares of Series B Preferred were treated as a derivative liability and are recorded at fair value and adjusted to fair value at all reporting dates. The fair value of these warrants was de minims on the date of issuance. At March 31, 2006, the value of these warrants had not changed. At the date of the Merger, the Company recorded a charge of $380,000 in the accompanying statement of operations related to the change in value of the derivative liability. Upon completion of the Merger, the warrants were converted in shares of the Company, and accordingly, the derivative liability was reclassified into equity.

Total warrants outstanding to purchase ADSs at March 31, 2007 totaled 1,090,968.

16.	Stockholder Equity and Redeemable Preferred Series B Stock

During the year ended March 31, 2007, the Company issued 131,220 of restricted shares for services performed during the year. The value of such services aggregated $726,024 and was charged to operations for the year ended March 31, 2007. The shares issued included 58,945 to the Chief Executive Officer of Master Replicas, Inc. prior to Merger, 45,454 shares for services related to the Merger (see note 21), 4,000 shares to each of the five Board of Directors, and 6,818 issued to employees related to their terminations from the Company.

Upon the execution of the Merger described in Note 1, all Series A and B preferred stock of were converted into ordinary shares on a one for one basis. As a result of the redemption privileges that were given to the redeemable preferred Series B stockholders, these shares could not be considered and classified as permanent equity and were classified outside of shareholders equity for purposes of financial statement presentation for all periods presented prior to the Merger.

Pursuant to the Registration Rights Agreement dated as of December 20, 2006 as amended by the Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver, dated as of August 22, 2007, the Company is obligated to use commercially reasonable efforts to maintain the effectiveness of its Registration Statement filed on Form F-3 on April 19, 2007 and declared effective in June 2007, until the earlier of the date all securities registered thereon has been sold or may be sold pursuant to Rule 144(k). If sales of the registered securities cannot be made for any reason (including the failure to update the Registration Statement), but excluding the inability of an investor to sell their ADS due to market conditions and except as excused pursuant to an allowed delay as described below, the Company will make pro rata payments to each affected investor as liquidated damages an amount equal to 2.0% of the aggregate amount invested by such investors in such registered securities for each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been declared effective. For not more than twenty (20) consecutive days or for a total of not more than 45 days in any 12 month period, the Company may delay the disclosure of material non-public information concerning the Company by suspending the use of the prospectus in the Form F-3 Registration Statement (an allowed delay) and not incur liquidated damages..

17.	Employee Benefit Plans and Employment Contracts

The employees of the Company are covered by different benefit plans. Employees of the Company’s

Corgi International Limited
Notes to Consolidated Financial Statements
Corgi division in the United Kingdom and the United States are entitled to join defined contribution funds managed by independent trustees in the United Kingdom and the United State after completing a probation period. The Company arranged for its employees in Hong Kong to participate in a defined contribution plan managed by an independent trustee.

Total expense for all plans was approximately $0, $0, $13,000 and $146,000 for the year ended December 31, 2004, the year ended December 31, 2005, the three month period ended March 31, 2006 and the year ended March 31, 2007, respectively.

The Company has entered into various employment arrangements with four key executives in the company. The terms are summarized below:
•	On December 26, 2006, the Company entered into a three year employment agreement with Michael J. Cookson, pursuant to which Mr. Cookson will be employed as our Chief Executive Officer.

•	On December 20, 2006, Cards Inc. Limited and Darren Epstein entered into a service agreement, pursuant to which Mr. Epstein will be employed as our Executive Vice President.

•	On April 28, 2006, the Company entered into a Letter agreement with Denis Horton as Corgi Group Managing Director, Europe.

•	On May 22, 2007, the Company we entered into a Letter Agreement with Jack Lawrence in connection with Mr. Lawrence’s appointment as our Chief Financial Officer, Chief Operating Officers and General Manager North America.
The total combined executive compensation for base salary is $1,060,000. In addition, the Company Executives will have the opportunity to earn a performance based bonus of approximately 50% of salary for the year ended March 31, 2008. The executive employment agreements include severance payments ranging from six months to one year of salary. Lastly, a combined total of 737,500 of stock options were granted to the executives listed above.

18.	Earnings per Share

The following table sets forth the computation of basic and diluted loss per ordinary share:

	2004	2005	2006	2007
In thousands except per share amounts	(000)	(000)	(000)	(000)
Numerator for basic and diluted loss per ordinary share:
Net Income ( loss)	(3,739)	4,327	343	(13,263)

Denominator:
Basic weighted average number of ordinary shares outstanding	33	37	37	2,511
Convertible Stock	—	3,720	3,720	—
Options and Warrants	—	888	875	—
Diluted weighted average number of shares	33	4,645	4,632	2,511
Basic and Diluted Income per common share:
Basic Earnings ( loss)	115.04)	115.57	9.17	(5.28)
Fully Diluted Earnings (loss)	(115.04)	0.93	0.07	(5.28)

Corgi International Limited
Notes to Consolidated Financial Statements
Dilutive securities, options and warrants, which are convertible into approximately 65,000 and 3,308,759 ordinary shares as of December 31, 2004 and March 31, 2007, respectively, have not been included in the weighted-average shares used for the calculation of earnings per share since the effect of such securities would be anti-dilutive.

As disclosed in note 1, the Merger provides for additional purchase price in the release of ordinary shares to the shareholders of Cards Inc. Limited, contingent upon attainment of certain amounts of earnings and approval by the board of directors of the Company. For the purpose of the above 2007 diluted income per share calculations, these 612,213 ADS subject to escrow have not been included because their inclusion would be anti-dilutive.

19.	Segment Information

Subsequent to the Merger, the Company’s operations consist of Corgi, Master Replicas and Cards. Corgi primarily consists of the design, marketing and distribution of die-cast products under its proprietary brand names. Master Replicas consists of the design, marketing and distribution of movie and television prop replicas. Cards are a distributor of trading cards and pop culture memorabilia. Segment information is being provided exclusively as of and for the year ended March 31, 2007 as all other periods presented represent the financial information solely of Master Replicas. Management evaluates performance of the segment based on profit or loss from operations before income taxes but not including corporate general and administrative expenses, interest income, interest expense and other non-operating income (loss).

The segment information is as follows (in thousands):

(a)	Net Sales

2007
2007 net sales consist of the following:
Master Replicas	22,951
Cards	4,080
Corgi	8,466

Total 2007 net sales	35,497

Geographical analysis of net sales:
United States of America	23,666
Other countries	11,831

35,497

(b)	Net Loss

2007
Master Replicas	(3,831)
Cards	(1,844)
Corgi	(7,588)

Total 2007 (loss) from operations	(13,263)

Corgi International Limited
Notes to Consolidated Financial Statements
(c)	Reportable Segment Asset and Liabilities

The reconciliation of segment assets and liabilities is as follows:

		Geographical Location
		United	United
		States	Kingdom	Hong Kong	Total
Total assets:
Master Replicas	9,774	9,774	—	—	9,774
Cards	17,429	—	17,429	—	17,429
Corgi	39,627	2,559	35,046	2,022	39,627

Total assets	$66,830	$12,333	52,475	2,322	$66,830

Total liabilities:
Master Replicas	6,401
Cards	16,044
Corgi	15,496

Total liabilities	$37,941

(d)	Long-Lived Assets

	2007	Geographical Location
		United	United
		States	Kingdom	Hong Kong	Total
Long-lived assets:
Master Replicas Inc.	539	539	—	—	539
Cards Inc. Limited	7,294	—	7,294	—	7,294
Corgi International Limited	24,108	—	24.105	3	24,108

Total long-lived assets	31,941	$539	31,399	3	$31,941

Long-lived assets represent property and equipment, tooling, intangible assets and goodwill.

20.	Subsequent Events

As required by an Registration Rights agreements entered into in connection with December private financings and the Merger, the Company filed a registration statement on Form F-3 with the SEC registering 8,616,755 ADSs for resale (including 1,090,968 ADSs issuable upon exercise of existing warrants) which has been declared effective.

The Company’s existing license with Lucasfilm Ltd. for Star Wars products expires on December 31, 2007. Lucasfilm Ltd. had previously notified the Company that it was not willing to provide a new license on the terms proposed by the Company. The Company believed that it was not in the best interest of its shareholders to accept a new license on the terms proposed by Lucasfilm Ltd and therefore notified Lucasfilm Ltd. that it would not renew the contract.

Corgi International Limited
Notes to Consolidated Financial Statements
On August 22, 2007 the Company and its warrant holders amended the terms of the 1,070,654 warrants issued in December 2006 to reduce their exercise price from $7.80 per share to $5.00 per share if exercised by September 5, 2007. The terms of any warrant not exercised by September 5, 2007 will remain unchanged. Holders of 368,863 warrants exercised their warrants for approximately $1.844 million. The Company expects to file with the SEC a registration statement for resale of these shares within 120 days their exercise. In addition, those holders who exercised their warrants at $5.00 per share received 184,427 additional warrants on substantially the same terms as the one exercised, with an exercise price at $6.00 per share. The company will record a charge to operators for the value of the new warrants issued.

In July of 2007, the Company entered into a revolving inventory financing facility with Gateway Trade Finance, LLC. The amount of financing available under this facility is based on committed orders for inventory in the United States and is limited to $3.5 million, unless otherwise agreed to by Gateway.

In June 2007, as part of a new License Agreement with Disney, the Company obtained a $315,000 Letter of Credit securing the minimum royalty commitment.

21.	Related Party Transactions

In December 2006, the Company paid McGettigan Wick & Co. and Consor Capital LLC, entities related to the Company through the Company’s Board of Directors or through ownership of the Company’s shares, each $300,000 for services in connection with the December 2006 transactions and other consulting services, of which $150,000 was paid in ADSs at a value of $6.60 per ADS and $150,000 was paid in cash.