Form 20-F
period 2008-03-31
CORGI INTERNATIONAL LTD
filed 2008-10-16
CIK 1028637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
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
Not Applicable
(Title of Class)
     The number of the issuer’s ordinary shares outstanding at March 31, 2008 was 13,385,553, all of which were represented by American Depositary Shares.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     ☐Yes ☑ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

TABLE OF CONTENTS

PRESENTATION OF INFORMATION	3
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	4
PART I
Item 1. Identity of Directors, Senior Management and Advisers	4
Item 2. Offer Statistics and Expected Timetable	4
Item 3. Key Information	4
A. SELECTED FINANCIAL DATA	4
B. CAPITALIZATION AND INDEBTEDNESS	7
C. REASONS FOR THE OFFER AND USE OF PROCEEDS	7
D. RISK FACTORS	7
Item 4 Information on the Company	15
A. HISTORY AND DEVELOPMENT OF THE COMPANY	15
B. BUSINESS OVERVIEW	18
C. ORGANIZATIONAL STRUCTURE	23
D. PROPERTY, PLANTS AND EQUIPMENT	23
Item 4A. Unresolved Staff Comments	23
Item 5. Operating and Financial Review and Prospects	24
A. OPERATING RESULTS	27
B. LIQUIDITY AND CAPITAL RESOURCES	29
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	31
D. TREND INFORMATION	31
E. OFF-BALANCE SHEET ARRANGEMENTS	32
F. CONTRACTUAL OBLIGATIONS	32
Item 6. Directors, Senior Management and Employees	34
A. DIRECTORS AND SENIOR MANAGEMENT	34
B. COMPENSATION	37
C. BOARD PRACTICES	38
D. EMPLOYEES	39
E. SHARE OWNERSHIP	39
Item 7. Major Shareholders and Related Party Transactions	41
A. MAJOR SHAREHOLDERS	41
B. RELATED PARTY TRANSACTIONS	42
Item 8. Financial Information	44
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	44
B. SIGNIFICANT CHANGES	45
Item 9. The Offer and Listing	47
A4. HISTORICAL SHARE PRICE INFORMATION	47
B. PLAN OF DISTRIBUTION	48
C. NON-COMPLIANCE WITH MINIMUM BID PRICE	48
Item 10. Additional Information	49
A. SHARE CAPITAL	49
B. MEMORANDUM AND ARTICLES OF ASSOCIATION	49
C. MATERIAL CONTRACTS	49
D. EXCHANGE CONTROLS	52
E. TAXATION	53
H. DOCUMENTS ON DISPLAY	56
Item 11. Quantitative and Qualitative Disclosures About Market Risk	56
Item 12. Not applicable	57
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	57

PRESENTATION OF INFORMATION
     Unless the context otherwise requires, references in this Annual Report on Form 20-F to “Corgi,” the “Company,” “we”, “us” and “our” refers to Corgi International Limited and its consolidated subsidiaries, after giving effect to the December 2006 merger of Corgi International Limited and the acquisition of Cards Inc. Limited. The term “Zindart Manufacturing” refers to Zindart Manufacturing Limited and its consolidated subsidiaries. The term “historical Corgi” refers to Corgi prior to the December 2006 merger with Master Replicas. References to “Master Replicas” refer to Master Replicas, Inc., a Delaware corporation, and its consolidated subsidiary, and references to “Cards” or “Cards Inc.” refer to Cards Inc. Limited, a company organized under the laws of the United Kingdom, and its consolidated subsidiaries. Prior to October 2005, the Company had been known as Zindart Limited.
     As a result of the merger of historical Corgi with Master Replicas and the acquisition of Cards, for accounting purposes, Master Replicas was deemed to be the accounting acquirer and, accordingly, Master Replicas’ financial statements are presented herein as the historical financial statements of Corgi subsequent to the merger. The historical fiscal year ends of historical Corgi, Cards and Master Replicas were March 31, July 31 and December 31, respectively. Following the merger and the acquisition, Master Replicas and Cards Inc. changed their respective fiscal year ends to March 31.
     The trading card business and trade name of Cards Inc. Limited were sold to Esdevium Games Limited on April 9, 2008. Accordingly, although the trading card business Cards Inc. Limited is reflected in the results of operations of Corgi for the period ended March 31, 2008, the trading card business of Cards Inc. Limited is no longer a part of the Corgi group. The former Cards Inc. distribution business, now doing business as Popco Distribution Ltd, will continue its operations.
     On May 2, 2008 we sold our Corgi collectibles die-cast business to Hornby Hobbies Limited (“Hornby”), including the “Corgi” brand name and tooling, for consideration of approximately £7.5 million (or approximately US$15 million). We will continue to conduct our principal licensed product and distribution businesses under the brand names PopCo and Master Replicas Inc. In connection with the sale of the Corgi collectibles business, we agreed to stop using the Corgi name and plan to officially change our corporate name to PopCo International Limited at our annual general meeting, which we anticipate will be held by the end of 2008.
     We continue to market our consumer products under two brands: Master Replicas and PopCo. We hold licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises of all time including, amongst others, Disney Classics, Harry Potter, James Bond, Star Trek, Pirates of the Caribbean, Halo 3 and Nintendo.
     We design, produce, market and distribute a broad product line of innovative, high-quality licensed and non-licensed pop culture collectibles, gifts and toys, ranging from high-end movie and television prop replicas to lower price point gifts and toys. We produced H2GO, “the world’s first renewable resource radio control vehicle” which was the 2008 winner of the Nuremberg Toy Fair. We will continue to expand the H2GO product line with the emphasis of environmentally friendly “Green Toys”. This area of focus will allow us to capitalize on unique technology while continuing to produce high-quality products sold though our worldwide diverse distribution channels.
     Please note that we were not able to secure the report of our previous independent registered public account firm, Eisner LLP, for the fiscal year ended March 31, 2007 and the three months ended March 31, 2006 as a result of our inability to pay Eisner LLP and provide them with adequate time to review this filing on Form 20-F. We have included the report of our current independent registered public accounting firm, Burr Pilger & Mayer LLP, for the fiscal year ended March 31, 2008. We are seeking to obtain the reports and consent from Eisner LLP and plan to amend this Annual Report as soon as is practicable to include such reports and consent.

     The financial data contained in this Annual Report were derived from our consolidated financial statements that have been prepared in accordance with United States generally accepted accounting principles. When we discuss our historical financial statements in this Annual Report, we are referring to the historical financial statements of Master Replicas, Inc., which, prior to December 26, 2006, do not reflect the operations of the combined entities of historical Corgi, Master Replicas and Cards. Thereafter, the historical financial statements reflect the operations of the combined entity.
     All share information presented herein takes into account historical our six for one share reverse split in December 2006.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. SELECTED FINANCIAL DATA
For financial accounting purposes, Master Replicas was the accounting acquirer with respect to historical Corgi’s 2006 merger with Master Replicas, and from the date of the acquisition forward, the historical financial statements of Master Replicas have been reported as our historical financial statements.
     The selected consolidated statements of operations and balance sheet data for the three-month period ended March 31, 2006 and the years ended March 31, 2008, March 31, 2007 and December 31, 2005 were derived from the consolidated financial statements of Master Replicas included in Item 18 of this Annual Report. The selected consolidated statements of operations data for the year ended December 31, 2004 were derived from the audited consolidated financial statements of Master Replicas.

Company Selected Financial Data

			Three-
			Month
			Period
			Ended
	Year Ended December 31,		March 31,	Year Ended March 31,
	2004	2005	2006(1)	2007(2)	2008
Consolidated Statements of Operations Data:
Net sales	$9,956,572	$47,194,243	$6,747,665	$35,497,317	$85,089,482
Cost of goods sold	7,657,753	31,109,570	4,095,489	28,140,004	71,632,147

Gross profit	2,298,819	16,084,673	2,652,176	7,357,313	13,457,335
Operating expenses Administration, sales and Marketing expenses	5,836,224	9,841,742	1,719,596	20,667,062	48,864,645
Impairment of intangible assets	0	0	0	0	8,275,921

Income (loss) from operations	(3,537,405)	6,242,931	932,580	(13,309,749)	(43,683,231)
Other income (expense) Interest expense	(178,190)	(252,078)	(23,321)	(538,273)	(2,190,373)
Change in Fair value of derivative liability	0	0	0	380,000	0
Income (loss) before provision (benefit) for income taxes	(3,715,595)	5,990,853	909,259	(14,228,022)	(45,873,603)
Provision (benefit) for income tax	23,564	1,664,000	566,000	(965,178)	(606,767)
Net income (loss)	(3,739,159)	4,326,853	343,259	(13,262,844)	(45,266,837)

Other comprehensive loss, net of Foreign currency translation adjustment	—	—	—	(149,945)	295,938
Comprehensive Income (loss)	(3,739,159)	4,326,853	343,259	(13,412,789)	(44,970,899)
Income (Loss) per common share:
Basic	(115.04)	115.57	9.17	(5.28)	(4.22)
Diluted	(115.04)	0.93	0.07	(5.28)	(4.22)
Weighted average ordinary shares:
Basic	32,503	37,440	37,440	2,511,103	10,718,436
Diluted	32,503	4,645,000	4,631,584	2,511,103	10,718,436

	As of December 31,			As of March 31,
	2004	2005	2006(1)	2007(2)	2008
Consolidated Balance Sheets Data:
Cash	$690,740	$4,381,751	$616,444	$2,149,180	$718,245
Accounts receivable, net	840,718	7,446,118	4,030,254	11,462,229	8,634,140
Income tax receivable	—	—	—	354,850	1,340,958
Inventory	1,021,794	6,487,656	5,787,605	14,791,241	2,438,766
Prepaid expenses and other assets	382,161	829,586	381,568	5,301,552	1,904,993
Deferred tax asset	—	870,000	485,000	728,000	0
Assets held for sales	—	—	—	—	2,365,762
Total current assets	2,935,413	20,015,111	11,300,871	34,787,052	17,402,864
Property, plant and equipment, net	133,575	242,654	247,810	620,151	199,222
Notes receivable	—	—	—	102,415	—
Tooling costs, net	473,556	188,238	—	4,466,970	385,388
Assets held for sale	—	—	—	—	7,351,543
Goodwill	—	—	202,503	14,639,284	9,612,172
Intangible assets, net	—	—	—	13,214,286	1,109,210
Restricted Investments	—	—	—	—	322,633
Deferred tax, non-current	—	56,975	48,309	—	—
Total assets	$3,542,544	$20,502,978	$11,799,493	$67,830,158	$36,383,033
Total Stockholders’ equity	($1,464,773)	$5,755,010	$3,478,533	$29,888,432	($8,289,789)

(1)	In connection with the merger with historical Corgi, Master Replicas changed its fiscal year ended from December 31 to March 31. We have therefore included consolidated statements of operations data derived from the audited financial statements for the three-month period ended March 31, 2006, to cover the period from January 1, 2006 to March 31, 2006.

(2)	The selected financial data for the year ended March 31, 2007 take into account the merger of historical Corgi and Master Replicas in December 2006, the acquisition of Cards in December 2006, the closing of historical Corgi’s private financing for $17.6 million in December 2006, the conversion of historical Corgi’s April 2006 convertible notes into ADSs in December 2006, and historical Corgi’s sale of its Zindart Manufacturing division in China in December 2006.

B. CAPITALIZATION AND INDEBTEDNESS
     Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.
D. RISK FACTORS
Risks Related to our Business
We may be unable to operate as a going concern due to deterioration in our liquidity and the unavailability of trade credit on favorable terms. We may be required to file for bankruptcy protection for the Company or one or more of its operating subsidiaries if we can not find immediate equity or debt financing or a buyer for the business, and we may need to immediately reduce the size of the business.
     We continue to face extremely difficult market conditions and has not been able to secure long-term equity or debt financing, which have caused significant operating losses and placed considerable pressure on our liquidity. We had a loss of $45.3 million and negative working capital of approximately $27.3 million for the fiscal year ended as of March 31, 2008. As of March 31, 2008, we had cash and cash equivalents totaling $0.7 million and no available credit on our facilities of $30.0 million, of which $12.9 million were utilized as borrowings. As of September 30, 2008, we had $0.7 million in available cash and cash equivalents and no available credit on our credit facilities.
     Despite entering into a financing facility with Burdale Financial Limited (“Burdale”), a member of the Bank of Ireland Group, in January 2008, we were required to repay and terminate the facility in April 2008. In order to do so, we were forced to sell the trading cards business of Cards Inc. Limited and the Corgi Classics historic die-cast business.
     While we were able to secure $5.0 million of financing in June and August 2008 from Synergy Global Finance Master Fund Limited, we need to immediately secure adequate equity or debt financing. If we fail to obtain such financing, we may be required to sell our remaining assets and businesses or potentially seek bankruptcy protection for the Company or one or more of its operating subsidiaries. If we are unable to obtain financing, in order to avoid bankruptcy, we may seek to negotiate with our creditors for reduction of our indebtedness in exchange for discounts on our securities which may require significant dilution to our shareholders. We may need to effect a very significant reduction of force to focus on our core products in order to avoid filing for bankruptcy until the capital markets strengthen.
     In September 2008, PopCo Classics Limited (formerly Corgi Classics Limited) in the United Kingdom, had a number of creditors file Winding Up Petitions in the courts each seeking repayment of outstanding debts in the aggregate amount of £360,402. The petitions will be heard on October 22, 2008. The ramifications of these proceedings may cause PopCo Classics Limited to liquidate its remaining assets in the United Kingdom. We have retained legal counsel in the United Kingdom regarding these actions and have advised our secured lenders (Coface and Synergy) of the situation, who may foreclose on the assets of the company. Also, Pacific Industries Int. has filed a lawsuit against Master Replicas Inc. in Los Angeles, California seeking the payment of approximately $2.9 million.
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

We may be delisted from the NASDAQ Global Market System
     Our ADSs are currently traded on the NASDAQ Global Market. If we are unable to maintain the requirements for continued listing on the NASDAQ Global Market, including with respect to our minimum share price, obtaining a new independent director and minimum market value of publicly traded securities as required by the NASDAQ rules, which we currently do not meet, our ADSs could be delisted from trading on this market.
     Consequently, selling and buying our securities would be more difficult because of the absence of a regular market for our ADSs, reduced liquidity due to lower trading volume, delays in the timing of transactions, greater difficulty in disposing of securities and obtaining accurate quotations, and possible reduction in securities analysts’ and the news media coverage of our Company.
     These factors could result in lower prices and larger spreads in the bid and ask prices for our ADSs than might otherwise be obtained, which could have an adverse effect on the price of our ADSs.
     On June 16, 2008, the staff of The Nasdaq Stock Market, Inc. indicated that we are not in compliance with The Nasdaq Stock Market’s requirements for continued listing because, for the previous 30 consecutive business days, the bid price of our ADSs has closed below the minimum $1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”). We have until December 15, 2008 (180 days from June 16, 2008) to regain compliance with the Minimum Bid Price Rule. We can regain compliance with the Minimum Bid Price Rule if the bid price of our ADSs closes at $1.00 per share or more for a minimum of 10 consecutive business days before December 15, 2008. If compliance is not achieved by December 15, 2008, Nasdaq staff will provide written notification to us that our securities will be delisted.
     On September 30, 2008, we received notice from the NASDAQ Stock Market that for the last 30 consecutive trading days, our ADS have not maintained a minimum market value of publicly held shares (“MVPHS”) of $5,000,000 as required for continued inclusion by Marketplace Rule 4450(a)(2) (the “Rule”). Therefore, in accordance with Marketplace Rule 4450(e)(1), we have been provided 90 calendar days, or until December 29, 2008, to regain compliance. If we fail to comply with the Rule by December 29, 2008, Staff will provide written notification that our securities will be delisted.
     Also, as a result of John Clough’s resignation on October 6, 2008, we are not in compliance with the minimum number of independent directors for the Board and the Audit Committee of the Board as required by NASDAQ rules. We have 180 days from the date of Mr. Clough’s resignation to find a replacement for Mr. Clough or NASDAQ will provide us written notification of delisting.
     If we receive a delisting notification from NASDAQ, we may appeal the Staff’s determination to a Listing Qualifications Panel. We may seek to apply to transfer our securities to The Nasdaq Capital Market. If Staff does not approve any transfer application, Staff will provide written notification that our securities will be delisted.
We have incurred losses in prior periods and may incur losses in the future.
     We have experienced a history of operating and net losses. We had an operating loss of $43.7 million and a net loss of $45.3 million in the fiscal year ended March 31, 2008. We cannot provide any assurance that operating profitability or net profitability can be achieved or sustained due to several factors, including, but not limited to:
•	we need additional capital to effect our business plan and to make additional investment in product development and growth activities, and the cost of capital, and any inability to raise additional capital, may limit our growth and reduce our profitability;

•	as we seek to achieve organic growth or growth through acquisitions, additional investment in product development activities will be necessary;

•	we may fail to achieve our current strategic initiatives to increase market awareness of the Company, our products and our brands;

•	many of our expenses are fixed, and cannot be reduced if actual revenues are lower than expected. As a result of such fixed expenses, revenue shortfalls could result in lower profitability or greater losses than anticipated for any given period, which could have a negative impact on our share price;

•	competition in the collectibles, gift and toy industries is expected to continue to exert price pressure and we may also face continued pressure from retailers to reduce our margins, which will unfavorably effect our net sales;

•	we may face increased costs relating to licensing of entertainment franchises and we may not be able to obtain licenses for popular entertainment franchises in the future, either of which could negatively affect our sales and profitability;

•	our expenses may increase due to increased manufacturing costs, including higher labor and raw materials costs, such as zinc for our die-cast products. In addition, recently imposed requirements for additional lead testing at manufacturing facilities will further increase our manufacturing costs;

•	product costs and profit margins may be unfavorably affected due to foreign currency fluctuations, particularly the appreciation of the Renminbi against the U.S. Dollar and the British Pound;

•	customer defaults, bankruptcies or poor financial conditions could result in the loss of revenue or the decision not to continue, or to reduce, business with customers;

•	ongoing efforts to comply with the regulations promulgated under the Sarbanes-Oxley Act of 2002 will continue to increase general and administrative expenses;

•	changes in accounting standards, such as recognition of compensation costs relating to employee stock option plans in accordance with the Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment”, will increase our operating expenses; and

•	changes in regulatory law, taxes or the overall political conditions in China may cause an increase in our operating expenses.
Product liability, product quality controls, product recalls and other claims relating to the use of our product, as well as compliance with governmental regulations by our manufacturing customers, could increase our costs.
     Since we sell collectibles, gifts and toys to consumers, our company faces product liability risks relating to the use of our products. We also must comply with a variety of product safety and product testing regulations in multiple jurisdictions. If we fail to comply with these regulations or if we face product liability claims, we may be subject to damage awards or settlement costs that exceed our product liability insurance coverage, currently in the amount of $35 million, and we may incur significant costs in complying with recall requirements. In addition, our licenses may give the licensor the right to terminate the license if any products marketed under the license are subject to a product liability claim, recall or similar violations of product safety regulations or if we breach covenants relating to the safety of the products or their compliance with product safety regulations. A termination of a license could adversely affect our net sales. Even if a product liability claim is without merit, the claim could harm our reputation and divert management’s attention and resources from our business.
     We also implement quality controls with respect to our products. Monitoring the quality of products produced by third parties is expensive, and we cannot provide assurance that we will be successful in identifying all products that do not comply with our quality standards or that we will successfully prevent such products from reaching the market. Sales of such products could negatively affect our reputation, resulting in a decrease in net sales. The industry has long recognized the risks associated with lead and participated in the establishment of federal standards for lead in children’s products over 30 years ago. In 1998, the toy industry agreed to abide by an even more stringent standard for lead than required by federal regulations. While we are continually re-examining and improving our safety procedures, there is always an inherent risk that such procedures will not be followed by our manufacturers and suppliers.
Competition for licenses could increase our licensing costs or limit our ability to market products. We may lose our licenses in a bankruptcy filing
     We market a majority of our products with licenses from other parties. These licenses are limited in scope and duration, and generally authorize the sale of specific licensed products on a nonexclusive basis. Our license agreements often require us to make minimum guaranteed royalty payments, including up-front payments in the form of letters of credit or cash that may exceed the amount we are able to generate from actual sales of the licensed products. Over the next two years, license agreements in connection with several of our key licensed properties are scheduled to expire, such as Harry Potter, Halo 3 and Star Trek. Our license for Star Wars products from Lucasfilm Ltd. expired on December 31, 2007. If we file for bankruptcy, we could lose one or more of our key licenses.
     For the year ended March 31, 2008, net sales of our products with the licensed properties of Lucasfilm Ltd. for Star Wars related products accounted for approximately 38.7% of total net sales, or approximately $33 million compared to total net sales of $85.1 million.
     Any termination of or failure to renew our significant licenses, or any inability to develop and enter into new licenses, could limit our ability to market our products or develop new products and could reduce our net sales and profitability. Competition for licenses may require us to pay licensors higher royalties or higher minimum guaranteed payments in order to obtain or retain attractive licenses, thus increasing our expenses. In addition, licenses granted to other parties, whether or not exclusive, could limit our ability to market products, including products we currently market, which might cause our net sales and profitability to decline.
If we fail to attract and retain qualified management and personnel, our performance may suffer.
     Our success is substantially dependent upon our executive management, as well as upon our ability to attract and retain qualified design, manufacturing and marketing personnel. In particular, we are highly reliant upon the continued involvement of Michael Cookson, our Chief Executive Officer, and Darren Epstein, former Chief Executive Officer of Cards and our Executive Vice President and Chief Strategy Officer, and other members of our senior management team. After consummation of the merger with Master Replicas, Mr. Cookson entered into a three year employment contract with us to help ensure his continued management of the company, which expires on December 31, 2009. If Mr. Cookson were to terminate his employment with us, or if he does not remain employed with us after the expiration of his employment agreement, or if we were to lose any of our current executive management team members for any reason, our business, financial condition and results of operations could be materially adversely affected. We are not the beneficiaries of any “key person” life insurance policy for any members of our senior management as of the date hereof.
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
     On August 14, 2008, the Warner Brothers Corporation announced the postponement of the Harry Potter and the Half-Blood Prince movie from November 2008 to July 2009. This change in the movie release date materially impacted the Company’s projected revenue and its ability to obtain financing. The late date of Warner Brother’s decision to postpone the movie also impacted our immediate cash flow due to investments in design, tooling, manufacturing, sales and marketing already taken place.
If we fail to comply with internal controls evaluation requirements our stock price could be adversely affected.
     We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the SEC pursuant to such Act. We expect compliance with these requirements to be time-consuming and expensive. If we fail to timely complete the evaluation of our internal controls over financial reporting, or if we identify material weaknesses in these internal controls, we could be subject to regulatory scrutiny and decreased public confidence in our internal controls, which may adversely affect the market price of our ADSs.
     We have completed the SOX 302/404 assessment of internal controls. In the second quarter of calendar year 2007, we commenced review of internal control documentation within our Hong Kong and U.S. operations. We have completed certain elements of the review effort while focusing on efforts related to integration. In compliance with the Sarbanes-Oxley Act of 2002, Corgi’s SOX Section 302/404 compliance/readiness activities were initiated in mid 2008, with its first internal assessment of internal controls over financial reporting for the fiscal year ended March 31, 2008.
     Our assessment process included project planning, establishing high-level scope and risk assessment, identifying certain key relevant business and information technology processes, performing benchmark tests of design and conducting a cursory evaluation of operation effectiveness of relevant internal controls.
     We believe that the internal controls design assessment was performed in compliance with established PCAOB and other legislative requirements. We believe that our assessment process adequately evaluated the company’s internal control structure and procedures for financial reporting.
     We have evaluated all deficiencies identified during our assessment process. Using an aggregation methodology based on general ledger account, COSO framework and/or financial disclosure item, we have identified no specific material weaknesses in the design of our controls. However, we have identified several significant deficiencies in our internal controls over financial reporting.
     Based on our assessment, we do not have a system of effective internal controls over our financial reporting. We have begun plans to significantly improve the internal controls over the course of the fiscal year ending March 2009. Current plans include the complete replacement of the financial and operational systems. Subject to our liquidity constraints, we will continue to improve our processes and intend to comply with the full compliance standard set forth in Section 368(a).
Competition in our markets could reduce our net sales and profitability.
     We operate in highly competitive markets. We compete with several large domestic and foreign companies such as Mattel, Inc., Hasbro, Inc., RC2 and The Franklin Mint, as well as a broad range of smaller collectible, gift and toy companies. In addition, several large retailers are developing and selling their own private label collectible, gift and toy products. We compete on the basis of products, shelf-space and consumer spending. Some of our competitors have longer operating histories, greater brand recognition and greater financial, technical, marketing and other resources than we have. In addition, we may face competition from new participants in our markets because the collectible, gift and toy industries have limited barriers to entry. We experience price competition for our products, competition for shelf space at retailers and competition for licenses, all of which will continue to fluctuate in the future. If we cannot compete successfully in the future, our net sales and profitability will likely decline.
We may not be able to collect our outstanding accounts receivable, and we depend on maintaining a relationship with our largest customers for the successful operation of our business.
     Many of our largest customers generally purchase large quantities of our products on credit, which may cause a concentration of accounts receivable among some of these customers. Our profitability may be harmed if one or more of our largest customers were unable or unwilling to pay these accounts receivable when due, or demand credits or other concessions for products they are unable to sell. For the year ended March 31, 2008, our top five customers, of which three are based in UK, one in US and one in both the US and the UK, make up 24% of our consolidated net sales. However, only one of our customers represented 12% of our consolidated net sales, whereas the remaining four customers individually represent less than 5% of our consolidated net sales.
We rely on a limited number of foreign suppliers in China to manufacture substantially all of our products.
     We rely on third-party suppliers and manufacturers in China to manufacture substantially all of our products. We enter into purchase orders with our foreign suppliers and generally do not enter into long-term contracts. However, we entered into a three-year production agreement with Zindart Manufacturing Limited (historical Corgi’s former Chinese factory division) to purchase up to $7.5 million in products for the first year, $5.5 million in the second year and $5.0 million in the third year, subject to competitive pricing and other conditions. Subsequent to March 31, 2008 this production agreement has been terminated and there are no longer any long-term production contracts in place with third-party suppliers. Difficulties encountered by these suppliers such as fire, accident, natural disaster or an outbreak of a contagious disease at one or more of their facilities could halt or disrupt production at the affected facilities, delay the completion of orders, cause the cancellation of orders, delay the introduction of new products or cause us to miss a selling season applicable to some of our products. Any of these risks could increase our expenses or reduce our net sales, which would have an adverse effect on our results of operations and financial position.
     In addition, our manufacturers may decide to discontinue production of our products. Several quality manufacturing alternatives may be available in China, but there can be no assurance that we will be able to find alternate producers on a timely basis, if at all, or that alternate producers will be able to meet our quality standards. Also, prices charged by the alternate vendors may be higher than those charged by our current manufacturers. The related price increases could unfavorably affect our financial position and results of operations.
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
     Our net sales are primarily denominated in U.S. dollars and in British pounds sterling. Generally, the expenses for our third-party manufacturers are denominated in Chinese Renminbi or Hong Kong dollars. As a result, any material increase in the value of the Chinese Renminbi or the Hong Kong dollar relative to the U.S. dollar or the British pound would increase our expenses and, therefore, could adversely affect our profitability. We currently do not hedge our foreign currency risk.

Failure to protect our proprietary intellectual property and information could have a material adverse effect on our business, financial condition and results of operations.
     The value of our business depends to a large degree on our ability to protect our intellectual property, including our trademarks, trade names, copyrights, patents and trade secrets in the United States, the United Kingdom and around the world. Any failure to protect our proprietary intellectual property and information, including any successful challenge to our ownership of our intellectual property or material infringements of our intellectual property, could have a material adverse effect on our business, financial condition and results of operations. In addition, our manufacturing is based in China, where product piracy and counterfeiting activities have been known to be widespread. Although we make significant efforts to prevent piracy and counterfeiting of our products, we can make no assurances that such activities will not occur, as certain of these activities may be beyond our reasonable control. We incur expenses related to policing and other prevention efforts against piracy and counterfeiting, and may lose legitimate sales of our product when and where pirated or counterfeited product has been sold. We do not believe that such activities have materially affected our historical operating results, but can provide no assurance whether heightened piracy and counterfeiting activities may materially affect our future operating results.
Risks Related to our Industry
Our exports to foreign countries may be limited by applicable tariffs and quotas.
     Most of our products are shipped from our manufacturing centers and warehouses in the United States, the United Kingdom and Hong Kong to customers in the U.S. and the U.K. The U.S. and U.K. may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect our ability to continue to export products to the U.S. or U.K. at current or increased levels. We cannot predict what regulatory changes may occur, if any, or the type or extent of any financial impact on us that such changes may have in the future. In addition, various forms of protectionist trade legislation have been proposed in the U.S., the U.K. and the European Union. Adverse changes in tariff structures or other trade policies could have a material adverse effect on our business, financial condition and results of operations. In addition, our business may be negatively affected in the event there are any political changes or turmoil in China or with the U.S., the U.K. and the European Union.
We may be negatively affected by political, social and economic instability in the People’s Republic of China or elsewhere.
     Since substantially all our products are manufactured in China, the political, social and economic environment in the People’s Republic of China (“PRC”) may have an adverse impact on our business. The PRC is controlled by the Communist Party of the PRC. Under its current leadership, the PRC has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization; however, there can be no assurance that the PRC government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation or reform money-losing state-owned enterprises, the inadequate development or maintenance of infrastructure or the unavailability of adequate power and water supplies, transportation, raw materials and parts, or a deterioration of the general political, economic or social environment in the PRC, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, a deterioration of political relations between the U.S. or the U.K. and the PRC may adversely affect our business.
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
     In addition, part of our administrative, compliance, sourcing and accounting activities are located in Hong Kong. As a result, our business, financial condition and results of operations may be influenced by the general political, social and economic situation in the

PRC, Hong Kong, the U.K. and the U.S. Accordingly, we may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations and changes in import/export regulations, tariffs, duties and quotas.
We may not continue to qualify as a foreign private issuer
     If our Board composition or the location of a majority of our assets changes, we may no longer constitute a foreign private issuer for U.S. Securities law purposes and would need to become a U.S. domestic issuer under the U.S. Securities laws. As a domestic issuer, we would be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and comply with other reporting and disclosure requirements. The added costs for such additional compliance could be significant which, given our liquidity constraints, could have a material adverse effect on our business.
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
     Although historical Corgi’s ADSs have traded on the NASDAQ Global Market since February 1997, the trading volume has been low. We cannot predict at this time if our ADSs will trade more actively in the public market. The absence of a liquid trading market could make it more difficult for you to sell your ADSs and could exert downward pressure on the price of our ADSs. Our ADSs may also be subject to delisting from Nasdaq. See — “We may be delisted from the Nasdaq Global Market System.”
If we are a passive foreign investment company, holders of our shares and ADSs may suffer adverse tax consequences.
     United States holders of our ADSs may experience unfavorable tax consequences if we are treated as a passive foreign investment company, or PFIC, under the U.S. Internal Revenue Code of 1986, as amended, for any year during which the U.S. holder owned our ADSs. In general, we would be considered a PFIC for any taxable year if either (1) 75% or more of our gross income in the taxable year is passive income, or (2) 50% or more of the average value of our assets in the taxable year produces, or is held for the production of, passive income. For example, if a U.S. holder disposes of an ADS at a gain, and during any year of its holding period we were a PFIC, then such (absent certain elections) gain would be taxable as ordinary income and not as capital gain and would be subject to additional taxation based on the length of time the U.S. holder held such stock. See the section below entitled “United States Federal Income Tax Considerations” for additional information.
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
     As of March 31, 2008, our current executive officers, directors and shareholders holding 5% or more of our outstanding shares (as known to us or based on public filings) collectively beneficially own or control over 79.6%of our outstanding ADSs (including ownership of warrants and options exercisable within 60 days of March 31, 2008). As a result, if our executive officers, directors and these shareholders were all to vote in the same way, they would have the ability to exert significant influence over our board of directors and how we operate our business. The concentration of ownership may also have the effect of delaying or preventing a change in control of our company, which could negatively affect the price of our ADSs.
We may incur liquidated damages if we fail to continue the effectiveness of our Registration Statement on Form F-3.
     Pursuant to the Registration Rights Agreement dated as of December 20, 2006 as amended by the Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver, dated as of August 22, 2007, we are obligated to use commercially reasonable efforts to maintain the effectiveness of our Registration Statement filed on Form F-3 on April 19, 2007, until the earlier of the date all securities registered thereon has been sold or may be sold pursuant to Rule 144.
     Currently, all the shares registered there under may be sold under Rule 144 (other than those held by affiliates). If we fail to maintain the effectiveness of our Registration Statement, we may be required to pay as liquidated damages an amount equal to 2.0% of the aggregate amount invested by such investors in such registered securities for each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement ceases to be effective.
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
     During the last fiscal year, we closed a number of significant transactions and effected certain management changes (collectively referred to as our recent transactions in this document), including:
•	In May 2007, Mr. Denis Horton joined us as Managing Director, Europe, and in June 2007, Bob Esterbrook joined us as Finance Director, Europe;

•	Effective July 1, 2007, Jack Lawrence became our new Chief Financial Officer, Chief Operating Officer and General Manager, U.S.;

•	Effective August 22, 2007, we and the warrant holders amended the terms of the 1,070,654 warrants issued in December 2006 pursuant to an Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver, to reduce temporarily their exercise price from $7.80 per share to $5.00 per share if exercised by September 5, 2007. Any warrant holder exercising their warrants received a new warrant on substantially the same terms as the existing warrants but with an exercise price of $6.00 per share. The terms of any warrant not exercised by September 5, 2007 remained unchanged. Holders of 368,863 warrants took advantage of the amendment and exercised such warrants for approximately $1.844 million by September 5, 2007, and we issued 184,427 new warrants to such holders.

•	On November 9, 2007, we secured $976,560 of bridge financing (including $776,560 from officers, employees and directors) with an interest rate of 15% per annum and with an aggregate of 97,656 warrants with an exercise price of par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS). We converted approximately $473,763 of the bridge financing into ADSs at $2.03 per ADS, $200,000 at $1.0 per ADS. The remaining balance as of March 31, 2008 was $344,734, including accrued interest. Approximately one third of the principal amount of Michael Cookson’s note is still outstanding.

•	On January 7, 2008, we finalized arrangements for a three-year asset based credit facility with Burdale Financial Limited (“Burdale”), a member of Bank of Ireland Group for a maximum credit availability of approximately $30 million. Alongside the Burdale financing, our existing lenders, Barclays Bank PLC, Ropart Asset Management Fund LLC (“RAM”) and Gateway Trade Finance LLC each agreed to extend the maturity of their existing credit facilities with us and Gateway agreed to provide up to $3.3 million of inventory financing for at least one year. In connection with the RAM extension, we granted RAM a warrant to purchase 500,000 ADSs with an exercise price at par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS). This Burdale facility was paid in full and terminated in April 2008.

•	On January 7, 2008, we closed a $2.2 million equity financing in a private placement of our ADSs to existing investors for $1.00 per ADS for a total of 2.2 million ADSs of which $200,000 was in exchange of existing bridge loan indebtedness as described above. We agreed to use our best efforts to register the ADSs for resale with the SEC within 90 days. To date, we have not filed a registration statement in respect of these shares.

•	On March 15, 2008, Charles McGettigan became the new Chairman of the Board. Our then current Chairman, John Clough, remained on the Board until he resigned on October 6, 2008. In addition, the Company restructured the Board, reducing the number of Directors from seven to five Directors. In order to effect this change, Leo Koulos and Darren Epstein made the decision to resign from the Board. Darren Epstein remains as our Executive Vice President. Mr. Timothy Steel joined the Company’s audit committee and Mr. Daniel Widdicombe joined the Company’s compensation committee.

•	On April 8, 2008, we sold our Cards Inc. trading card distribution business to Esdevium for approximately US$2.25 million and approximately US$0.7 million of inventory. As a result of this sale and pursuant to the terms of our purchase agreement with the shareholders of Cards Inc. Limited, we released to the former Cards Inc. shareholders 612,213 ADSs which had been held in escrow to cover certain representations and warranties under the purchase agreement.

•	On April 15, 2008, we terminated our agreement with Burdale Financial Limited and were able to refinance the Burdale credit facility with a $16 million accounts receivable financing facility with CoFace Receivables Finance Limited. We also resumed the production finance facility with Gateway Finance Inc. which allows additional capital for bringing products to market.

•	On April 30, 2008, existing directors and officers of the Company converted approximately $602,018 of indebtedness (principally in the form of accrued and unpaid board fees and expenses and portions of the remaining bridge loans to the company referred to above), at $1.90 per ADS for 316,849 ADS. In addition, the Board has reduced Board fees for the year ending March 31, 2009, by 50%.

•	On May 2, 2008, we sold our Corgi collectibles die-cast business to Hornby Hobbies Limited (“Hornby”), including the “Corgi” brand name and tooling, for consideration of approximately £7.5 million (or approximately US$15 million). In addition, the related existing inventory will be sold for consideration of approximately £0.8 million or approximately US$1.6 million. The Corgi collectibles die-cast business was not profitable.

•	On May 2, 2008, we used the proceeds from the sale of the Corgi collectibles die-cast business to Hornby to repay our other lenders, Barclays Bank PLC and Ropart Asset Management Fund LLC, $3.8 million in the aggregate and to repay in part various other trade creditors.

•	On May 2, 2008, we, following information and consultation with our employees announced a global workforce reduction of approximately 82 employees or about 58% of our staff, a number of whom joined Hornby. This force reduction was completed in June of 2008, with a remaining employee base of 58 people.

•	On May 20, 2008, we ceased our relationship with Eisner LLP, independent registered accounting firm. We have continued our relationship with our statutory auditors, Baker Tilly LLP, in Hong Kong and the United Kingdom.

•	On June 16, 2008, we received notice from the staff of The Nasdaq Stock Market, Inc. indicating that we are not in compliance with The Nasdaq Stock Market’s requirements for continued listing because the bid price of our ADS has closed below the minimum $1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4450(a)(5). We have until December 15, 2008 (180 days from June 16, 2008) to regain compliance with the Minimum Bid Price Rule. We can regain compliance with the Minimum Bid Price Rule if the bid price of our ADSs closes at $1.00 per share or more for a minimum of 10 consecutive business days before December 15, 2008.

•	In June 2008, the Company executed a $5.0 million term loan agreement with Synergy Global Finance Master Fund Limited (“Synergy”). $3.0 million of this term loan facility was drawn in June 2008 and the remaining $2.0 million was drawn in July 2008. Both loans mature in twenty four months and are payable in equal monthly installments beginning thirteen months after the date of initial advance. In conjunction with the term loan agreement, the Company agreed to issue to Synergy five year warrants to purchase 500,000 shares at an exercise price of $3.0 Hong Kong dollars. Monthly interest payments are due at the rate of 1.5% per annum. The loan is currently in default due to deficient asset levels and variance to the fiscal year 2009 plan.

•	On July 14, 2008 our audit committee have engaged Burr, Pilger & Mayer LLP (BPM) as its independent registered public accounting firm. BPM is a regional accounting firm located in California and operating in the San Francisco Bay Area, with four offices located in San Francisco, San Jose, Palo Alto and Walnut Creek, California

•	On August 14, 2008, the Warner Brothers Corporation announced the postponement of the Harry Potter and the Half-Blood Prince movie from November 2008 to July 2009. This change in the movie release date materially impacted the Company’s projected revenue and its ability to obtain financing. The late date of Warner Brother’s decision to postpone the movie also impacted our immediate cash flow due to investments in design, tooling, manufacturing, sales and marketing already taken place.

•	On September 30, 2008, we received notice from the NASDAQ Stock Market that for the last 30 consecutive trading days, our ADSs have not maintained a minimum market value of publicly held shares (“MVPHS”) of $5,000,000 as required for continued inclusion by Marketplace Rule 4450(a)(2) (the “Rule”). Therefore, in accordance with Marketplace Rule 4450(e)(1), we will be provided 90 calendar days, or until December 29, 2008, to regain compliance. If, at any time before December 29, 2008, the MVPHS of the our ADS is $5,000,000 or greater for a minimum of 10 consecutive trading days, Staff will provide written notification that we comply with the Rule. If we fail to comply with the Rule by December 29, 2008, Staff will provide written notification that the Company’s securities will be delisted.

•	On October 6, 2008, John Clough resigned from the Board of Directors. We have 180 days from Mr Clough’s resignation to replace Mr. Clough with an independent director or we may be delisted from NADSAQ Stock Market as described above.

Registered Office
     Our registered office is located at Unit 711 — 717 , 7/F., Tower A, New Mandarin Plaza, 14 Science Museum Road, TST East, Kowloon, Hong Kong, S.A.R., China and our telephone number is 011 (852) 2730-3322.
B. BUSINESS OVERVIEW
Business Segments and Principal Activities
     We design, produce, market and distribute a broad product line of innovative, high-quality licensed and non-licensed pop culture collectibles, gifts and toys, ranging from high-end movie and television prop replicas to lower price point gifts and toys. We produced H2GO, “the world’s first renewable resource radio control vehicle” which was the 2008 winner of the Nuremberg Toy Fair. We will continue to expand the H2GO product line with the emphasis on environmentally friendly “Green Toys”. This area of focus will allow us to capitalize on unique technology while continuing to produce high-quality products sold though our worldwide diverse distribution channels.
     We continue to market our consumer products under two brands: Master Replicas and PopCo. We hold licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises of all time including, amongst others, Disney Classics, Harry Potter, James Bond, Star Trek, Pirates of the Caribbean, Halo 3 and Nintendo.
     For Fiscal Year ending March 31, 2009, we will continue to expand the product line through additional licenses, the upcoming Star Trek movie and the recently postponed sixth movie of the Harry Potter series.
Products, Markets and Marketing Channels
     For the year ended March 31, 2008, we grouped our products into two primary product categories: movie prop replicas (Master Replicas) and gift and toy products (PopCo). Following the sale of the Corgi Die-Cast business to Hornby Hobbies Ltd. in April 2008, we continue to sell licensed die-cast products under the Popco brand.
     We offer a wide range of products at varying retail price points from $4.99 to $1,499.00. We believe our products appeal to a broad range of consumers.
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
      PopCo Brand: Die-Cast Collectibles. While we sold the historic Corgi collectible die-cast business to Hornby Hobbies in April 2008, we continue to sell a number of die-cast products under the Popco brand.

     PopCo: Gifts and Toys. This category includes a wide range of licensed collectibles, gifts and toys that are aimed at the broader market of casual fans in addition to serving as entry level price points for younger collectors. Products in this category include:
•	Harry Potter and Golden Compass toy lines (including action figures, play sets and electronics); and

•	Pop culture products, including movie memorabilia and gifts (bobble head dolls, plates, cookie jars).
     PopCo Distribution. Through this brand, we distribute memorabilia (other than trading cards), including movie memorabilia (action figures, statuettes and other collectibles);
     We serve our customers through a number of distribution channels, including wholesale, retail, direct marketing and the Internet. Our products are sold in 30 countries throughout the world. In addition to the U.K. and the U.S., important markets we serve include France, Germany, Japan, Canada, South America and Australia.
     Subsequent to April 2008, we sold our trading cards business and the Cards Inc. name. We will continue to market memorabilia under the Master Replicas brand and as Popco Distribution Limited.
Geographic Markets
     Our business is managed on a worldwide basis, and we market and distribute directly in two principal geographic markets. The U.K., Europe and U.S. accounted for approximately 68% and 30%, respectively, of our net sales for the year ended March 31, 2008. The remaining 2% of our net sales are from numerous countries, including Australia, Brazil, Canada, Hong Kong, Japan and Mexico.
     As an international venture , we have partnered with Horizon Fuel Cell Technology to produce cutting edge technology integration with the production of the H2GO “the world’s first renewable resource radio control vehicle”. H2GO car was the 2008 winner of the Nuremberg Toy Fair.
Channels of Distribution
     We market our products through multiple channels of distribution in order to maximize our sales opportunities for our broad product offering, including the following:
•	products with lower price points are generally sold in national accounts and chain retailers such as Toys “R” Us, Tesco and Model Zone;

•	products with higher prices are typically sold in specialty retailers such as hobby, collector and gift shops, wholesalers and other international distributors; and

•	PopCo and H2GO products are sold direct to consumers through our company websites, in addition to traditional channels of distribution.
     We believe our multiple distribution channels mitigate the risk of concentration by any specific channel or customer.
Business Strategy
     Key elements of our management team’s business strategy include:
•	producing innovative, high quality pop culture products targeting customers ranging from younger enthusiasts to the most passionate and discerning high-end collectors;

•	building and expanding the Master Replicas brand for movie-prop replicas and high-end collectibles and memorabilia;

•	building and expanding a new brand called PopCo for lower-priced pop culture gift and toys;

•	increasing our sales of existing and new products to our current customers who historically buy only one brand of our products by cross-selling other product brands to our customers;

•	building our base business and brands by targeting three key geographic markets for growth: North America, Northern Europe and Japan;

•	maintaining and growing a diversified portfolio of license relationships with the owners of leading entertainment franchises;

•	expanding our product categories of licensed products over time, either organically or through acquisitions;

•	leveraging a multi-prong distribution platform that includes (i) national accounts and chain retailers; (ii) specialty channels of hobby/collector gift and toy shops; (iii) international distributors; and (iv) direct-to-consumer sales; and

•	utililizing third party manufacturing, primarily in China, to produce our products.
     Intellectual Property
     Trademarks
     We own certain trademarks and other intellectual property rights associated with products marketed and sold by us. Key trademarks are registered in the substantive territories in which we operate or distribute our products. Our key employees have entered into confidentiality agreements with us.
     Licenses
     We market a significant portion of our products utilizing intellectual properties under license from third parties. We hold license agreements with entertainment, publishing and media companies; automotive and truck manufacturers; agricultural, construction vehicle and equipment manufacturers. These licenses are integral to our strategy as a pop culture company. Our strategy in execution of these agreements is two-fold: we seek out properties that provide access and appeal to a slightly older toy demographic in order to continue to grow our core base through entry and gateway consumer activities. We achieve marketing efficiencies via programs that integrate our promotional activities with those of the licensor entities to generate awareness and demand.
     As of March 31, 2008, a significant number of our licenses required us to make minimum guaranteed royalty payments whether or not we meet specific sales targets. Aggregate future minimum guaranteed royalty payments as of March 31, 2008 are $5.9 million, with the individual license minimum guarantees ranging from $60 thousand to $1.8 million. Royalty expense for the year ended March 31, 2008 was $8.1 million. As of March 31, 2008, we have 15 working license agreements, all of which are actively used in our current product lines, with terms generally of two or three years. We are currently working on terms of additional licenses which are scheduled close after the end of our fiscal year. Any termination of or failure to renew our significant licenses, or inability to develop and enter into new licenses, could limit our ability to market our products or develop new products and reduce our net sales and profitability. Competition for licenses could require us to pay licensors higher royalties and higher minimum guaranteed payments in order to obtain or retain attractive licenses, which could increase our expenses.
Sales and Marketing
     Our sales organization consists of an internal sales force and external sales representative organizations. Our internal sales force provides direct customer contact with several national retailers and nearly all other specialty retail and whole-sale accounts. Our internal sales force is supplemented by external sales representative organizations, which provide more frequent customer contact and solicitation of the national accounts, chain retailers as well as many of our international distributors. External sales representatives generally earn commissions of 3.0% to 5% of the net sales price from their accounts.
     Our objective is to leverage the marketing of our licensed products with the licensors’ marketing of the related movie, DVD and/or video game release. We believe the combined marketing increases awareness of our products and sales. Our marketing programs are directed towards pop culture collectors, from younger enthusiasts to passionate, discerning collectors. Our objectives include increasing awareness of our product offerings and brand names, as well as executing consumer promotions. We generally utilize the following media vehicles in our marketing plans:
•	Digital Marketing. The Internet and other digital media are an increasingly important part of our marketing plan because many consumers have adopted the Internet as a preferred way to communicate with others about their product preferences and purchases. Our websites, www.masterreplicas.com and www.popcoltd.com , highlight our products, list product release dates and collect market data directly from consumers. The information contained on our websites is not intended to be a part of this Annual Report, and shall not be deemed to be incorporated by reference herein or filed or furnished herewith. We also gather consumer information through consumer letters, e-mails, telephone calls, product surveys and focus groups.

•	Advertising. We place print advertisements in trade and consumer publications with high circulation targeted to pop culture enthusiasts and collectors.

•	Public Relations. We have developed a trade and consumer public relations effort to build relationships with editors at publications targeted across all of our product lines.

•	Co-op Advertising. We work closely with retail chains to plan and execute ongoing retailer-driven promotions and advertising. The programs usually involve promotion of our products in retail customers’ print circulars, mailings and catalogs, and sometimes include placing our products in high-traffic locations within retail stores and end-cap displays. If we are not successful in raising additional capital, we may need to reduce our sales force.
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
Production
     Far East product sourcing. We have operations in Hong Kong that employed approximately 32 people as of March 31, 2008 who oversee the sourcing of the majority of our products. As part of our force reduction in June 2008, we reduced the employee base from 32 to 10 people. This group assists our suppliers in sourcing raw materials and packaging, performs engineering and graphic art functions, executes the production schedule, provides on-site quality control, facilitates third-party safety testing and coordinates the delivery of shipments for export from China.
     Far East production. Substantially all of our products are manufactured by third parties in China. All products are manufactured to our specifications using molds and tooling that we generally own. Our manufacturing partners own the manufacturing equipment and machinery, purchase raw materials, hire workers and plan production. In general, we purchase fully assembled and packaged finished goods in master cartons for distribution to our customers. We enter into purchase orders with our foreign suppliers and do not have any long-term contracts for purchase.

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
     The recall by major toy manufacturers has heightened the awareness of potential risk of lead being contained in certain toy products. We continue to take a proactive approach with our manufacturers in the following manner:
•	our vendors are made aware of their obligation to comply with the requirements of EN71 / ASTM relating to lead-based standards in Toys. This is stated on each order form we send to them;

•	our products are independently tested by reputable international testing houses in order to secure certificates of conformity (without which major customers will not accept the products);

•	in light of the recent issues relating to excess lead in paints used on toy products, we have reviewed our control procedures and are further strengthening our quality assurance testing requirements, in particular the frequency of testing of paint to ensure it continues to conform to the approved standard; and

•	collector models are not intended for use as toys. They have an age grading of 14+ and are clearly marked “A Die Cast Model for the Adult Collector”. As such they are not subject to EN71.
     Logistics. Our logistics operations strategy is to streamline the number of supply chain facilities that we utilize, thereby enabling us to move product more quickly to the marketplace. Currently, our product is shipped out of six warehouses worldwide, each only carrying one brand of our product. The locations of these centers are as follows:
•	PopCo trading business operates two private warehouses in the U.K.;

•	PopCo Classics (formerly Corgi Classics) utilizes one public warehouse in the U.K.;

•	Master Replicas utilizes a public warehouse in California and one in Hong Kong.
     Our plan is to continue to consolidate these centers to streamline our operations, improve systems of the combined companies as well as meet the needs of our customers.
We have made capital expenditures of $0.3 million, $1.8 million and $0.8 million in each of the years ended March 31, 2008, March 31, 2007 and December 31, 2005, respectively. These capital expenditures included tooling for manufacturing of products, which represents our primary investment in capital. We will continue to invest in tooling for new products to the extent possible, but currently until we obtain additional capital, we can not make investments in tooling.
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

Customers
     We have a diversified customer base with many of our largest customers generally purchasing large quantities of our products on credit, which may cause a concentration of accounts receivable among some of these customers along with significant returns and discounting. Our profitability may be harmed if one or more of our largest customers were unable or unwilling to pay these accounts receivable when due, or demand credits or other concessions for products they are unable to sell. For the year ended March 31, 2008, our top five customers, of which three are based in UK, one in the US and one both in the US and the UK , accounted for 24% of our consolidated net sales. However, only one of our customers represented 12% of our consolidated net sales, whereas the remaining four customers individually represented less than 5% of our consolidated net sales.
Employees
     We emphasize the recruiting and training of high-quality personnel, and to the extent possible, promote people from within. We consider our employee relations to be good. Our continued success will depend, in part, on our ability to attract, train and retain qualified personnel at all of our locations.
Governmental Regulation
     Our business activities are subject to various governmental regulations in countries in which we operate, including regulations relating to business/investment approvals, export regulations including those related to tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. Please refer to “Item 3D — Risk Factors.”
C. ORGANIZATIONAL STRUCTURE.
     Corgi International Limited is the parent company of our group. For a list of our material subsidiaries, please see Exhibit 8.1 to this Annual Report, which is incorporated by reference herein. We expect to change our name to PopCo International Limited at our next annual meeting.
D. PROPERTY, PLANTS AND EQUIPMENT
     We are currently headquartered at Unit 711 — 717 , 7/F., Tower A, New Mandarin Plaza, 14 Science Museum Road, TST East, Kowloon, HK, Hong Kong, S.A.R., China.
     PopCo Classics (formerly Corgi Classics) operated out of an office accommodation in Leicester, England totaling approximately 8,415 square feet under a lease scheduled to expire in February 2010. We have vacated the premises following the force reduction in June 2008. We are currently in the process of sub-leasing or terminating the lease. Popco Distribution operates out of a facility that has an office/warehouse combined facility in Watford, England, totaling approximately 20,000 square feet under a lease scheduled to expire in June 2012. We continue to operate this facility selling products through the Popco Entertainment and Popco Distribution entities. Our Chicago office was closed on 03/31/2008. Master Replicas operates out of an office in Walnut Creek, California, and occupies approximately 5,974 square feet under a lease that expires in February 2009. We also utilize two other public warehouses in the U.K., one in the U.S. and one in Hong Kong. As part of our restructuring in connection with the consummation of the recent transactions and the force reductions in April and June of 2008, we have closed our office in Leicester, U.K and Chicago IL. We plan to review all of our offices and warehouses and consolidate office and warehouse operations space as appropriate and feasible.
Item 4A. Unresolved Staff Comments
     Not applicable.

Item 5. Operating and Financial Review and Prospects
Overview
Business
     We design, produce, market and distribute innovative, high-quality licensed and unlicensed pop culture collectibles, gifts and toys ranging from high-end movie and television prop replicas to lower price-point gifts and toys. For the fiscal year ended March 31, 2008, we had $85.1 million in net sales and an operating loss of $43.7 million.
     Prior to the sale of the Corgi die-cast business to Hornby Hobbies Ltd. in May 2008, we marketed our consumer products under three brands: Master Replicas, Corgi, and PopCo, and conducted our distribution business under the Cards Inc. brand. Today, we use the PopCo and Master Replicas brand names.
     We hold licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises and video game play, including Nintendo, James Bond, Star Trek, Ghostbusters, Igor, Halo, Sonic, The Golden Compass, Harry Potter, Disney Classics and The Beatles. We have partnered with Horizon Fuel Cell Technology to produce cutting edge technology integration with the production of the H2GO, “the world’s first renewable resource radio control vehicle”. The H2GO car was the 2008 winner of the Nuremberg Toy Fair.
Recent Transactions
     On April 8, 2008, we sold our Cards Inc. trading card distribution business to Esdevium for approximately US$2.25 million and approximately US$0.7 million of inventory. As a result of this sale and pursuant to the terms of our purchase agreement with the shareholders of Cards Inc. Limited, we released to the former Cards Inc. shareholders 612,213 ADSs which had been held in escrow to cover certain representations and warranties under the purchase agreement.
     On May 2, 2008 we sold our Corgi collectibles die-cast business to Hornby Hobbies Limited, including the “Corgi” brand name and tooling, for consideration of approximately £7.5 million (or approximately US$15 million). In addition, the related existing inventory was sold for consideration of approximately £800,000 (or approximately US$1.6 million). Furthermore, we used the proceeds from the sale of the Corgi collectibles die-cast business to Hornby to repay other lenders, Barclays Bank PLC and Ropart Asset Management Fund LLC, $3.8 million in the aggregate and to repay in part various other trade creditors.
     On May 2, 2008, we announced a global workforce reduction of approximately 82 employees or about 58% of our staff. This force reduction was completed in June of 2008, with a remaining employee base of 58.
     In the future, we expect to implement additional consolidations and reductions and to identify and leverage synergies that may exist.
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

     The provisions for trade discounts, products returns, incentive programs for distributors and end customers are recorded as a reduction of revenue in the same period the related revenue is recognized. The provision is estimated based on factors that include, but are not limited to, historical sales returns, discounts given and current known trends. Should the actual product returns and allowances exceed the estimates, additional reductions to our revenue would result.
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
     Our products are manufactured by third-parties, generally located in China. Cost of sales primarily consists of purchases of finished products, which accounted for approximately 80% of our cost of sales for the year ended March 31, 2008. The remainder of our cost of sales primarily includes tooling depreciation, freight-in from suppliers, concept and design expenses, employee compensation and expense related to stock-based payment arrangements. Substantially all of our purchases of finished products from the Far East are denominated in Hong Kong dollars, and therefore, subject to currency fluctuations. Historically, we have not incurred substantial exposure due to currency fluctuations because since 1983 the Hong Kong government has maintained a policy of linking the Hong Kong dollar and the U.S. dollar. A future increase in the value of the Hong Kong dollar relative to the U.S. dollar may increase our cost of sales and decrease our gross margins.
     Additionally, if our suppliers experience increased raw materials, labor or other costs and pass along such cost increases to us through higher prices for finished goods, our cost of sales would increase, and to the extent we are unable to pass such price increases along to our customers, our gross margins would decrease. For example, increases in the price of zinc, a key component in die-cast products, and increased costs in China, primarily for labor, reduced our gross margins in fiscal 2008 and may continue to reduce our gross margins in fiscal 2009.
     In addition, the recent testing requirements caused by lead based product violations may cause an increase of up to 10% in product costs for the year ending March 31, 2009.
     Our gross profits can also be affected by the mix of product that is shipped during each quarter. As an example, the Cards Inc. card product category had higher sales of non-licensed products that carry lower selling prices and lower gross profits than our licensed product categories. Conversely, many of our high-priced prop replicas carry greater profits for the category, but have associated license royalties which can vary based on the licensor. Additionally, individual product lines within each category carry gross profits that vary and can cause quarterly fluctuations, based on the timing of these individual shipments throughout the year.
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
Going Concern
     We have historically incurred significant operating losses and net losses. As of March 31, 2008, we had an operating loss of $43.7 million, had cash and cash equivalents totaling $0.7 million, and were utilizing $12.4 million of borrowings under credit facilities.
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
     On January 7, 2008, we finalized arrangements for a three-year asset based credit facility with Burdale Financial Limited (“Burdale”), a member of Bank of Ireland Group for a maximum credit availability of approximately $30 million. Alongside the Burdale financing, our existing lenders, Barclays Bank PLC, Ropart Asset Management Fund LLC (“RAM”) and Gateway Trade Finance LLC, each agreed to extend the maturity of their existing credit facilities with our company and Gateway agreed to provide up to $3.3 million of inventory financing for at least one year. In connection with the RAM extension, we granted RAM a warrant to purchase 200,000 American Depositary Shares (“ADS”) with an exercise price at par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS).
     As of March 31, 2008, we had an Asset Based Line with Burdale of $30 million, of which $6.6 million was outstanding, and a loan with Barclays Bank of which $2.6 million was outstanding. The utilization of this receivable discounting facilities depended on actual sales levels. We also had a $2.9 million line of credit with Ropart Asset Management II, LLC (“Ropart”), which was fully utilized as of March 31, 2008. The Ropart credit line and notes were paid in full with the Hornby sale proceeds on May 2, 2008 with additional late fees and interest. Ropart is a shareholder of our company; however the line is closed for any future borrowing.
     We were in covenant default of these agreements. On April 15, 2008, we terminated our agreement with Burdale Financial Limited and refinanced the Burdale credit facility with a $16 million accounts receivable financing facility with CoFace Receivables Finance Limited with a 75% availability, a funding period of 123 days, interest rate of 1.75% per annum and annual fees of approximately $80,000. However, we were in negotiation with Burdale to pay off the loan which we subsequently completed in April 2008. Burdale, Barclays and Ropart Asset Management were subsequently paid in full during May 2008.
     In July of 2007, we entered into a revolving inventory financing facility with Gateway Trade Finance, LLC (“Gateway”). The amount of financing available under this facility is based on committed orders for inventory in the United States and United Kingdom and is currently at $3.5 million, unless otherwise agreed by Gateway. The current amount outstanding under this facility as of October 10, 2008 was $0.5 million.
     In July 2008, we entered into a two year $5 million long-term note with Synergy Global Capital Ltd. We received $3 million in June 2008 and an additional $2 million in July 2008. We pay interest of $75,000 per month for the first twelve months and will begin the monthly repayment of the outstanding principle starting in July 2009.

A. OPERATING RESULTS
Year over Year Comparisons of Audited Operating Results – Master Replicas as the Accounting Acquirer
     As a result of the December 2006 merger, for accounting purposes, Master Replicas was deemed to be the accounting acquirer and, accordingly, Master Replicas’ financial statements are presented as the historical financial statements of the combined entity subsequent to the merger. The historical fiscal year ends of Corgi, Cards and Master Replicas were March 31, July 31 and December 31, respectively. Following the merger, Master Replicas and Cards changed their respective fiscal year end to March 31, and March 31 became the fiscal year end of the group on a consolidated basis, beginning with the fiscal year that ended on March 31, 2007.

			Three-
	Year		month
	End		period ended,	Year		Year
	12/31/2005		3/31/06(1)	End		End
	Master		Master	3/31/2007		3/31/2008
	Replicas	Percent	Replicas	Combined	Percent	Combined	Percent
Sales	$47,194	100.0%	6,748	$35,497	100.0%	$85,089	100.0%
Cost of goods sold	(31,109)	-65.9%	(4,096)	(28,140)	-79.3%	(71,632)	-84.2%

Gross profit	16,085	34.1%	2,652	7,357	20.7%	13,457	15.8%
Selling, general and administrative expenses	(9,842)	-20.9%	(1,720)	(20,667)	-58.2%	(48,864)	-57.4%
Impairment of intangible assets	—	—	—	—	—	(8,276)	-9.7%

Operating income (loss)	6,243	13.2%	932	(13,310)	-37.5%	(43,683)	-51.3%
Other income (expense):
Interest income	33	0.1%	13	—	0.0%	—	0.0%
Interest expense	(285)	-0.7%	(36)	(538)	-1.5%	(2,190)	-2.6%
Change in fair value of derivative liability	—	—	—	(380)	-1.1%	—	0.0%
Other income (expense)	46	0.1%	—	—	—	—	—
Income (loss) before income taxes	5,991	12.7%	909	(14,228)	-40.1%	(45,873)	-53.9%

Income tax benefit (expense)	(1,664)	-3.5%	(566)	965	2.7%	607	0.7%
Income (loss)	$4,327	9.2%	$343	(13,263)	-37.4%	(45,266)	-53.2%

(1)	In connection with the merger with historical Corgi, Master Replicas changed its fiscal year ended from December 31 to March 31. We have therefore included consolidated statements of operations data derived from the audited financial statements for the three-month period ended March 31, 2006, to cover the period from January 1, 2006 to March 31, 2006.
Results of Combined Operations – 12 months Audited Financial Statements
     For comparison purposes, the operating results discussed below will reflect the audited consolidated statement of operations for the 12 month period ended March 31, 2008 (which includes the results of operations of Master Replicas, Corgi and Cards for the 12 month period ended March 31, 2008), the audited consolidated statement of operations for the 12 month period ended March 31, 2007 (which includes the results of operations of Master Replicas for the 12 month period ended March 31, 2007 and the results of operations of Corgi and Cards for the period from the closing of the merger to March 31, 2007) and the historical results of Master Replicas for the 12 month period ended December 31, 2005 which are derived from Master Replicas’ audited statements of operations. The historical results of Corgi International Ltd. and Cards for the 12 month period ended March 31, 2005 are not included in this section.

     For a detailed description of the basis of the preparation of the financial statements, please see the footnotes of the financial statements Corgi incorporated by reference in Item 18 to this Annual Report.
Year Ended March 31, 2008, Compared to Year Ended March 31, 2007
     Net sales. Net sales increased $49.6 million, or 139.7%, to $85.1 million for the year ended March 31, 2008 from $35.5 million for the year ended March 31, 2007. Net sales increased primarily as a result of the inclusion of full year operating results for Corgi and Cards.
     Costs of goods sold, gross profit and gross margin. Cost of goods sold were approximately $71.6 million for the year ended March 31, 2008, an increase of $43.5 million, or 154.8%, from approximately $28.1 million for the year ended March 31, 2007. This increase was primarily due to the increase in net sales, offset by sales of some product inventory at discount prices. Gross profit increased $6.1 million, or 82.4% to $13.5 million for the year ended March 31, 2008 from $7.4 million for the year ended March 31, 2007, as a result of the higher net sales. The gross profit margin, as a percentage of net sales, decreased to 15.8% for 2008 compared to 20.7% for 2007.
     Selling, general and administrative expenses. Excluding an $8.3 million impairment charge to intangible assets, selling, general and administrative expenses increased $28.2 million, or 136.44%, to $48.9 million for 2008 from $20.7 million for 2007 as a result of the inclusion of full year operating results for the combined entities as well as increases in legal, accounting and other costs associated with the filing of the Company’s Registration Statement on Form F-3 on April 19, 2007 and the first time filing of the combined company’s Annual Report on Form 20-F, increases in the amortization of intangible assets that were recorded as a result of the December 2006 merger, costs associated with Celebration Europe, the July 2007 Star Wars convention hosted by us and negotiation costs of our financing. As a percentage of net sales, selling, general and administrative expenses, excluding the impairment to intangible assets, decreased to 57.4% for fiscal 2008 from 58.2% for fiscal 2007.
     Impairment charge. We reported an impairment charge of $8.3 million in 2008 related to the write down in fair value of the intangible assets of Cards and Corgi.
     Operating income. Operating income decreased to a loss of $43.7 million for fiscal 2008 from a loss of $13.3 million for fiscal 2007. As a percentage of net sales, operating income decreased to negative 51.3% for fiscal 2008 from negative 37.5% for fiscal 2007. Operating income decreased as a result of higher costs of goods sold (driven by sales of product inventory at discount prices) and one-time charges as described above under Selling, general and administrative expenses.
     Net interest expense. Net interest expense of $2.2 million for fiscal 2008 and $0.5 million for fiscal 2007 relate primarily to bank term loans and lines of credit. The increase in net interest expense for fiscal 2008 was primarily due to an increase in average outstanding debt balances.
     Change in fair value of derivative liability. The 2007 expense results from a change in the fair value of a derivative liability in connection with the Master Replicas Series B Preferred Stock which was converted into ADSs in connection with the merger. There was no change in 2008 as the derivative was terminated in connection with the December 2006 merger.
     Income tax. Income tax benefit for fiscal 2008 relates to losses incurred by Master Replicas and the carry back of such losses. The carry back resulted in an estimated tax refund of $1.3 million. The 2008 tax benefit generated by carry back was reduced by approximately $700,000 due to the establishment of a 100% valuation allowance related to the deferred tax asset. The tax benefit for fiscal 2007 related to the carry back of tax losses and establishment of a deferred tax asset related to future estimated tax benefits.
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
     Selling, general and administrative expenses. Selling, general and administrative expenses increased $10.9 million, or 110%, to $20.7 million for the year ended March 31, 2007 from $9.8 million for the year ended December 31, 2005. As a percentage of net sales, selling, general and administrative expenses increased to 58.2% for the year ended March 31, 2007 from 20.9% for the year ended December 31, 2005, primarily due to $2.2 million of one-time charges for the combination transactions and $1.4 million of stock option compensation expenses and additional expenses for the restructuring of the combined company of $700,000, as well as the increase in the number of employees from 30 to 159 and the expansion of warehouse leases each as a result of the merger with historical Corgi and the acquisition of Cards in December 2006.
     Operating income. Operating income decreased to a loss of $13.3 million for the year ended March 31, 2007 from positive operating income of $6.2 million for the year ended December 31, 2005. As a percentage of net sales, operating income decreased to negative 37.5% for the year ended March 31, 2007 from 13.2% for the year ended December 31, 2005. Operating income decreased as a result of lower sales and higher costs of goods sold and one-time charges as described above under Selling, general and administrative expenses.
     Net interest expense. Net interest expense of $0.5 million for the year ended March 31, 2007 and $0.3 million for the year ended December 31, 2005 relates primarily to bank term loans and lines of credit. The increase in net interest expense for 2005 was primarily due to an increase in average outstanding debt balances and higher interest rates.
     Change in fair value of derivative liability. The change results from a change in the fair value of a derivative liability in connection with the Master Replicas Series B Preferred Stock which was converted into ADSs in connection with the merger.
     Income tax. Income tax credits of $1.0 million for the year ended March 31, 2007 includes provisions for tax credits associated with Net Operating Losses for the year ended March 31, 2007. This credit provision for federal, state and foreign income taxes is at an effective rate of 37.3%.
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
     The lack of liquidity and capital resources during the course of fiscal year 2008 was the most significant factor associated with our performance. Although we increased our revenue by $49 million over the previous year, we have additional customer orders of over $20 million that were unfulfilled due to lack of liquidity. Our original plans for the company for fiscal year 2008, contemplated the completion of a global asset based line from Burdale Finance Limited in May of 2007. We did not complete this line until January of 2008. During the first nine months of the year (April to December 2007), we were unable to maintain sufficient cash flow to properly build and sell product to our customers. As a consequence, we lost substantial revenue, gross margin (discounting and product liquidation) and incurred additional expenses due to product delays and received retailer penalties and cancellations. In addition, we were unable to pay our vendors on a consistent and timely basis, causing increased liabilities and interest expense.
     Net cash used in operating activities was $5.9 million for the year ended March 31, 2008, a $5.4 million increase from net cash used in operating activities of $0.5 million for the year ended March 31, 2007. The increase was primarily due to a $45.3 million loss for the fiscal year ended March 31, 2008.
     Net cash used in investing activities for the year ended March 31, 2008 was $2.9 million, compared to net cash provided by investing activities of $3.5 million for the year ended March 31, 2007. Net cash used in investing activities during the year ended March 31, 2008 was primarily related to tooling costs.
     Net cash provided by financing activities was $7.1 million for the year ended March 31, 2008, compared to net cash used in financing activities of $1.3 million for the year ended March 31, 2007. Net cash provided by financing activities during the year was primarily derived from credit lines and additional equity.
     Consistent with industry practice, we offer payment terms or 30 to 60 days credit to our customers. This practice creates working capital requirements that we generally finance through short-term borrowings and factoring arrangements.
     As of March 31, 2008, we had short-term borrowings of $12.4 million and long-term borrowings of $0.0 million. As of March 31, 2008, we had banking facilities of approximately $30 million for trade financing, and a $2.0 million term loan. Unused banking facilities at the same date amounted to approximately $23.4 million. In August 2007, we entered into a revolving inventory financing facility with Gateway Trade Finance, LLC. The amount of financing available under this facility is based on committed orders for inventory in the United States. We also had a $16 million receivable discounting facility with Coface Receivables Finance Limited. However, the utilization of the receivable discounting facility will depend on actual sales levels.
     On April 8, 2008, we sold our Cards Inc. Limited trading card distribution business to Esdevium for approximately US$2.25 million and approximately USD$0.7 million of inventory. As a result of this sale and pursuant to the terms of our purchase agreement with the shareholders of Cards Inc. Limited, we released to the former Cards Inc. shareholders 612,213 ADSs which had been held in escrow to cover certain representations and warranties under the purchase agreement.
     On April 15, 2008, we terminated our agreement with Burdale Financial Limited and were able to refinance the Burdale credit facility with a $16 million accounts receivable financing facility with CoFace Receivables Finance Limited. We also resumed the production finance facility with Gateway Finance Inc. which allows additional capital for bringing products to market.
     On May 2, 2008, we sold our Corgi collectibles die-cast business to Hornby Hobbies Limited (“Hornby”), including the “Corgi” brand name and tooling, for consideration of approximately £7.5 million (or approximately US$15 million). In addition, the related existing inventory was sold for consideration of approximately £0.8 million or approximately US$1.6 million. The Corgi collectibles die-cast business was not profitable.
     On May 2, 2008, we used the proceeds from the sale of the Corgi collectibles die-cast business to Hornby to repay our other lenders, Barclays Bank PLC and Ropart Asset Management Fund LLC, $3.8 million in the aggregate and to repay in part various other trade creditors.
     In June 2008, the Company executed a $5.0 million term loan agreement with Synergy Global Finance Master Fund Limited (“Synergy”). $3.0 million of this term loan facility was drawn in June 2008 and the remaining $2.0 million was drawn in July 2008. Both loans mature in twenty four months and are payable in equal monthly installments beginning thirteen months after the date of initial advance. In conjunction with the term loan agreement, we agreed to issue to Synergy five year warrants to purchase 500,000 shares at an exercise price of $3.0 Hong Kong dollars. Monthly interest payments are due at the rate of 1.5% per annum. The loan is currently in default due to deficient asset levels and variance to the FY 2009 plan.

     We are currently negotiating with other potential lenders and investors for additional senior and subordinated financing. There can be no assurance that we will be able to negotiate additional financing. In the event that we can not obtain additional financing (equity or debt) or generate positive cash flows from operations, we will be required to further dispose of business units or assets, perhaps at a significant discount to the fair value thereof, seek bankruptcy protection or commence liquidation or other administrative proceedings. Given the current conditions of the global capital markets, we may not be successful in raising additional capital.
     In addition, in September 2008, PopCo Classics Limited (formerly Corgi Classics Limited) in the United Kingdom, had Winding Up Petitions filed in the courts by three companies seeking repayment of outstanding debts in the aggregate amount of £537,648. The petitions will be heard on October 22, 2008. The ramifications of these proceedings may cause Popco Classics Limited to liquidate its assets in the United Kingdom. We have taken advice from an insolvency practitioner firm regarding these actions and have advised our two major secured lenders (Coface and Synergy) of the situation.
Foreign Currency Fluctuations
     Our functional currency is U.S. dollars as a substantial portion of our business activities is based in U.S. dollars and Great Britain Pounds (“GBP”). Our sales are primarily denominated in both U.S. dollars and GBP. The majority of our expenses are denominated in either U.S. dollars, Hong Kong dollars and GBP. Aggregate gains or losses from foreign currency transactions included in cost of goods sold for the year ended March 31, 2008 was approximately a gain of $0.1 million compared to a loss of $0.1 million for the year ended March 31, 2007. There were no gains or losses for the years ended December 31, 2005 and 2004.
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
     Mass retail in the United States has become more consolidated over the past several years, as larger retail chains such as WalMart successfully force smaller competitors out of business. This trend has not changed in the past year, and is expected to continue into the future. Due to this trend, our sales of mass market products are steadily more concentrated through a smaller number of large retail merchandisers. We have attempted to broaden our sales base by focusing on the middle-tier department stores, and have seen reasonable success in the current year, as many of our products will be distributed through these smaller retail chains. We will continue this effort in order to maintain as broad a distribution base as possible.
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

     The costs of our raw materials, including but not limited to plastic and zinc, have increased substantially over the past year. While our customers absorb a portion of these increased costs, we are also forced to absorb a portion of these costs, which reduces our gross profit margin. We have introduced additional efficient procedures in our manufacturing processes in order to reduce wastage and scrap, as well as reduce other variable costs of goods such as labor. Plastic is an oil-based product and the cost of plastic will increase or decrease with the cost of oil, although the timing of the impact lags. Many economists believe that oil prices will continue to rise over the near and long term, thereby increasing our production and raw-materials costs. Prices for zinc have leveled off recently, and we do not expect additional increases in the short term; however, zinc prices are related to multiple economic pressures and can be volatile.
E. OFF-BALANCE SHEET ARRANGEMENTS
     As of March 31, 2008, we have off-balance sheet arrangements as indicated in section F. for Contractual Obligation.
F. CONTRACTUAL OBLIGATIONS

	Payment Due by Periods
	(in thousands)
				More
	Less Than	2-3 Years	4-5 Years	Than
	1 Year	Years	Years	5 Years	Total

On-Balance Sheet:
Short-term debt	$12,459	$0	$0	$0	$12,459
Long-term debt	0	0	0	0	0
Obligations under capital leases	0	0	0	0	0

Off-Balance Sheet:
Capital commitment	0	0	0	0	0
Licensing commitment	2,829	3,033	60	0	5,922
Operating lease	1,362	1,488	561	0	3,411

	$16,650	$4,521	$621	$0	$21,792
     For additional information related to interest on our short-term debt and capital lease, licensing and operating lease commitments, see notes 7, 8 and 10 to the consolidated financial statements incorporated by reference in Item 18 of this Annual Report.
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
Principles of Consolidation and Reverse Purchase Accounting
     As a result of the December 2006 merger, the historical consolidated financial statements of the Company for the periods prior to the merger are those of Master Replicas and the equity components have been adjusted to reflect the reverse acquisition of the Company by Master Replicas for accounting purposes.
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
Revenue Recognition
     The Company recognizes revenue when products are shipped and, in certain circumstances, when the product reaches the destination as specified by the customer, which is when title is passed and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.
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
     SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144. The value of intangible assets at March 31, 2008 was the result of the Merger in December 2006.

     The Company undertook an impairment analysis of its goodwill and other intangible assets as of March 31, 2008 and incurred impairment expenses to intangible assets and goodwill of $4.2 million and $4.0 million, respectively.
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
     In December 2004, FASB issued SFAS No. 123(R), Share-Based Payments, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. The Company adopted SFAS No. 123(R) effective January 1, 2006 using the modified prospective method. Effective with the adoption of SFAS No. 123(R), we have elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted to employees. In accordance with SFAS No. 123(R), the Company recognizes the fair value of employee stock-based awards unvested, granted or modified on or after January 1, 2006 using the straight line method over the vesting period of the award.
Item 6. Directors, Senior Management and Employees
A. DIRECTORS AND SENIOR MANAGEMENT
     In March of 2008, the Board of Directors approved a reduction in the number of Directors from seven to five. As a result, Leo Koulos and Darren Epstein have resigned from the Board. Charles C. McGettigan replaced Mr. Clough as the new Chairman of the Board. On October 6, 2008, Mr. Clough resigned from the Board.
     There are no family relationships among the members of our board of directors and our executive officers.
     Our directors’ term expires on the date of the following annual meeting of shareholders.
     The following table sets forth our current directors and executive officers, and their ages as of October 6, 2008.
Board of Directors

Name	Age	Position
Charles C. McGettigan	63	Chairman of the Board
Michael Cookson	52	Chief Executive Officer
Daniel Widdicombe(1)(2)	42	Director
Timothy Steel(1)(2)	56	Director

(1)	Member of our compensation committee.

(2)	Member of our audit committee.

(3)	Our Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” as defined in the applicable rules of the Securities and Exchange Commission.

     Charles McGettigan, Chairman of the Board. Charles McGettigan joined the Board in April 2006. Since 1988, Mr. McGettigan has served as a principal of McGettigan, Wick & Co., an investment banking firm co-founded by Mr. McGettigan. In addition, since 1991, Mr. McGettigan has served as a principal of Proactive Partners, L.P., a merchant banking fund specializing in investments in small public companies, which Mr. McGettigan also co-founded. Previously, Mr. McGettigan worked in corporate finance at Blyth Eastman Dillon in New York and San Francisco; Dillon, Read & Co. (San Francisco); Woodman, Kirkpatrick, & Gilbreath, and Hambrecht & Quist. Mr. McGettigan has served on the boards of directors of numerous small companies, and currently serves on the boards of directors of Cuisine Solutions, Inc., Modtech, Inc., Onsite Energy Corporation and Tanknology, Inc. He serves as the chairman of the board of Modtech, Onsite and Tanknology. Mr. McGettigan received a Bachelor’s degree from Georgetown University and a Master’s degree in Business Administration from the Wharton School at the University of Pennsylvania. Mr. McGettigan is a resident and citizen of the United States.
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
Executive Officers

Name	Age	Position	Location
Michael Cookson	52	Chief Executive Officer	United Kingdom
Darren Epstein	37	Executive Vice President, Chief Strategy Officer	United Kingdom
Jack Lawrence	47	Chief Financial Officer, Chief Operating Officer and General Manager, U.S.	United States
Trevor Hayes	61	Vice President of Global Product Development	United Kingdom
Denis Horton	57	Managing Director, Europe	United Kingdom
Bob Esterbrook	62	Finance Director, Europe	United Kingdom

     Michael Cookson, Chief Executive Officer. See description under “Directors” above.
     Darren Epstein, Executive Vice President. Darren Epstein serves as our executive vice president and has served on our Board of Directors till March 2008. Prior to our acquisition of Cards, since 1989, Mr. Epstein had been the sole director and major shareholder of Cards, a business he started as a teenager working out of his parent’s home. He won the Watford and North London Business Award as leading Entrepreneur in 2003. In 2004, he was nominated for the Ernst and Young Entrepreneur of the Year Award, and in 2005 he received the Ernst and Young Entrepreneur of the Year Award for Consumer Products. Mr. Epstein is a resident and citizen of the United Kingdom.
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

B. COMPENSATION
Compensation of Directors and Executive Officers
     For the year ended March 31, 2008 we paid an aggregate amount of compensation, including salary, bonus and other compensation, to our executive officers as a group equal to $1.1 million. No officer or director received a bonus for the fiscal year ended March 31, 2008. Our five highest paid executive officers will have the opportunity to earn a performance based bonus of approximately 50% of their base salary for the year ended March 31, 2009. They received a combined total of 1.5 million in stock options for the fiscal year ended March 31, 2008. Finally, each of our five non-employee directors received a restricted stock grant in March 2007 of 4,000 restricted shares, vesting quarterly over one year.
     Each of our non-employee directors of the Company was entitled to receive a $30,000 fee for services as a Board member for the year ended March 31, 2008. Directors could elect to receive some or all of this fee in fully-vested options to purchase the Company’s ADSs with an exercise price equal to the then current market price. Such options were exercisable for that number of ADSs equal to the fee the director elected to receive in options divided by the per-share exercise price. Each of our non-employee directors also was entitled to receive a fee of $1,000 for attendance at each committee meeting. In addition, each committee chairman was entitled to receive a $5,000 fee for service as chairman for the year ended March 31, 2008. During the year ended March 31, 2008, an aggregate of $291,996 was accrued in to the non-employee directors as a group for board and committee service. In March of 2008, the Board converted its outstanding fees and expenses to common stock at $1.90 per share. In addition, in March 2008 the Board agreed to reduce its ongoing fees by 50% for the upcoming year from $30,000 to $15,000 for non-executive chairman.
     Directors who are employees of the Company do not receive any additional remuneration for service as members of the Board or its committees.
     Effective June 11, 2008 the Compensation Committee determined that it is in the Company’s best interests to make stock option awards to as Replacement Option Grants to certain employees so long as such employees agree to cancel their existing Corgi Option Grants in accordance with applicable laws and the Plan and pursuant to an Option Cancellation and Option Agreements to be prepared by the Company. In addition, the Committee determined that it is in the Company’s best interests to make new stock option awards to and together with the Replacement Option Grants, to the employees as set forth below. All options shall have a three year vesting period with a one year cliff on which 33-1/3% shall automatically vest. The remaining unvested shares monthly at a rate of 1/36 of the total grant over the remaining vesting period.
List of Cancelled and Replacement Options*

Name	Cancelled Grant Date	New Grant
Michael Cookson	1/10/07	550,000
	8/3/06	182,919
Jack Lawrence	6/6/07	100,000
	9/24/07	25,000
Denis Horton	6/6/07	87,500
	9/24/07	25,000
Darren Epstein	12/27/06	83,333

Robert Esterbrook	6/6/07	25,000
	9/24/07	10,000
Dina Bohacek	1/3/07	12,500
	9/24/07	10,000
Trevor Hays	1/3/07	16,667
	1/6/06	6,666
Deidre Gonzalez	9/24/07	10,000
Diane Burlando	9/24/07	10,000

*  See “Share Ownership” for details regarding options granted to our directors and executive officers.

On November 9, 2007, we secured $976,560 of bridge financing (including $776,560 from officers, employees and directors) with an interest rate of 15% per annum and with an aggregate of 97,656 warrants with an exercise price of par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS). We converted approximately $473,763 of the bridge financing into ADSs at $2.03 per ADS and $200,000 at $1.00 per ADS. The remaining balance as of March 31, 2008 was $344,734, including accrued interest. Approximately one third of the principal amount of Michael Cookson’s note is still outstanding.
Certain Employment Contracts
     In connection with his appointment as Chief Executive Officer, Mr. Cookson entered into a three-year employment agreement with us which expires December 31,2009. In addition, Darren Epstein, formerly the sole director of Cards, was appointed an executive officer (Executive Vice President, Chief Strategy Officer) and member of our Board of Directors and entered into a two-year Service Agreement with the Company. These employment agreements were filed with the Commission under cover of Form 6-K on April 19, 2007. In connection with his appointment as Chief Financial Officer, Chief Operating Officer and General Manager, U.S., we entered into a letter agreement with Mr. Jack Lawrence dated May 22, 2007. See “Item 7 – Related Party Transactions.”
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
     Our business and affairs are managed under the direction of the Board. The Board monitors our overall performance and oversees strategic planning. The Board also monitors our financial controls and reviews and ratifies the selection and compensation of senior executives.
     The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.
     The Audit Committee meets with our independent registered public accounting firm at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent registered public accounting firm to be retained; oversees the independence of the independent registered public accounting firm; evaluates the independent registered public accounting firm’s performance; reviews our internal accounting procedures and reports to the Board with respect to other auditing and accounting matters. Following Mr. Clough’s resignation from the Board on October 6, 2008, where he served as a member of our audit committee, the Audit Committee is currently composed of two members: Mr. Widdicombe and Mr. Steel. All members of the Audit Committee meet the independence and financial literacy requirements of the NASDAQ Global Market.
     In addition, the Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F.
     The Compensation Committee makes recommendations concerning salaries and incentive compensation, administers and awards stock options to employees and consultants under the Company’s stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. Following the resignation of Mr. Clough from our Board on October 6, 2008, where he served on the compensation committee, the Compensation Committee is composed of two members: Mr. Widdicombe and Mr. Steel.

     The Nominating and Corporate Governance Committee oversees all aspects of our corporate governance functions on behalf of the Board; makes recommendations to the Board regarding corporate governance issues; identifies, reviews and evaluates candidates to serve as directors of the Company; reviews and evaluates incumbent directors and serves as a focal point for communication between director candidates, non-committee directors and our management. The Nominating and Corporate Governance Committee also makes other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation. The Nominating and Corporate Governance Committee is composed of three members: Mr. Steel, Mr. Widdicombe and Mr. McGettigan.
D. EMPLOYEES
     We had a total of 140 employees as of March 31, 2008. As of March 31, 2007 and December 31, 2006, we had a total of 159 and 30 employees, respectively. The decrease in the number of employees as of March 31, 2008 is primarily as a result of the ongoing expense reductions implemented in response to lower sales and reduced gross margins. As of the date hereof, we now have a total of 58 employees: 11 in Hong Kong, 25 in the United Kingdom and 22 in the U.S. The restructuring that has taken place since March 2008 has resulted in a reduction in our workforce of 82 employees worldwide. Information with respect to our employees, broken down by geographic location, is presented below as of March 31, 2008:

		Number of
		Employees
	March 31, 2007	March 31, 2008	October 15, 2008
Hong Kong	24	32	11
United Kingdom	90	75	25
United States of America	45	33	22

Total	159	140	58
E. SHARE OWNERSHIP
     We have a stock-based compensation plan, under which non-qualified stock options may be granted to certain directors and employees. The following table sets forth information concerning individual grants of stock options made to our directors and executive officers.

	Number of	Exercise	Expiration
Name	Options Granted	Price (1)	Date (2)
Carrick John Clough	—	—	—
Michael Cookson	1,219,714	$5.85 (with respect to 550,000 shares); $6.45 (with respect to 182,919 shares) and $0.55 (with respect to 486,295 shares)	August 2016 (with respect to 182,919 shares); January 2017 (with respect to 550,000 shares); and June 2015 (with respect to 486,798 shares)
Darren Epstein	83,333	$5.50	December 2016
Charles C. McGettigan	—	—	—
Daniel Widdicombe	—	—	—
Timothy Steel	—	—	—
Jack Lawrence	125,000	$5.35 (with respect to 100,000 shares); $3.30 (with respect to 25,000 shares)	July 2017 (with respect to 100,000 shares); September 2017 (with respect to 25,000 shares)
Trevor Hayes	16,667	$6.87
Denis Horton	112,500	$5.35 (with respect to 87,500 shares); $3.30 (with respect to 25,000 shares)	March 2017 (with respect to 87,500 shares); September 2017 (with respect to 25,000 shares)
Bob Esterbrook	35,000	$5.35 (with respect to 25,000 shares); $3.30 (with respect to 10,000 shares)	March 2017 (with respect to 25,000 shares); September 2017 (with respect to 10,000 shares)

(1)	All options described above have a term of ten years and an exercise price equal to the closing price of the ADSs on the trading date immediately prior to the date of grant.

(2)	These stock options generally vest 25% on the one year anniversary with the remaining options vesting monthly over the following three year period on a pro rata basis.

     Pursuant to the Corgi International Limited Amended and Restated 1997 Equity Inventive Plan and the Master Replicas Inc. 2004 Stock Option/Restricted Stock Plan, we may grant stock options to directors, officers and key employees to purchase ADSs. These options generally expire 10 years from the date of grant and vest over a four year period. On March 31, 2008, the plans had 2,065,523 ADSs outstanding with exercise prices varying from $0.17 to $41.25 per ADS.
     The following table sets forth, as of March 31, 2008, information concerning ADSs held by the Company’s directors and executive officers.

	ADS/Share Ownership
Name	Number		% of outstanding(5)
Carrick John Clough	64,455	(1)	*
Michael Cookson	711,629	(1,2)	5.63
Darren Epstein	1,075,055	(4)	9.73
Leo Paul Koulos	24,000	(2)	*
Charles C. McGettigan	147,108	(3)	*
Daniel Widdicombe	4,000	(2)	*
Timothy Steel	4,000	(2)	*
Denis Horton	50,475	(1)	*
Bob Esterbrook	30,285	(1)	*

*	less than 1%

(1)	On November 9, 2007 certain directors participated in bridge financing transaction that converted our warrants to ADSs at $2.03 per share price.

(2)	Michael Cookson purchased 20,000 ADSs in October 2007 at a purchase price of $5.00 per share. In addition, he participated in the November 2007 bridge financing. Mr. Cookson converted $100,000 of his loan into ADSs at $2.03 per ADS, and is still owed $200,000. He also received warrants to purchase 30,000 ADSs at HK $3.00 per share.

(3)	In August 2007, Mr. McGettigan converted 2,396 warrants to ADSs at $5.00 per share. In December 2007, he participated in the equity purchase of 100,000 ADS at $1.00 per share.

(4)	In April 2008, the Board approved the release of these shares that had been held in escrow to Mr. Epstein upon the sale of the Cards business to Esdevium.

(5)	Based on 13,385,553 shares outstanding as of March 31, 2008.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The following table sets forth beneficial ownership of our outstanding shares (in the form of American Depositary Shares) as of March 31, 2008 by each person known by us to own beneficially more than 5% of the outstanding shares based on such shareholder’s filings under Section 13(G) under the Exchange Act and on our internal records. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3 of the Securities Exchange Act, beneficial ownership includes any ADSs as to which an individual has sole or shared voting power or investment power, and also includes ADSs which an individual has the right to acquire within 60 days through the exercise of any stock option or other right to acquire ADSs. For purposes of calculating each person’s or entity’s percentage ownership, we have based such calculation on 13,385,553 ADSs outstanding as of March 31, 2008 and 14,627,537 warrants exercisable within 60 days of the date hereof. Except as indicated in the footnotes below, to our knowledge, the persons named in the table below have not held any position or office or had any material relationship with us or our affiliates within the past three years.

	Number of Shares	Percentage of Shares
Name of Beneficial Owner	Beneficially Owned	Outstanding (%)
Knott Partners Offshore Fund, L.P.	1,305,297	7.8
485 Underhill Boulevard, Suite 205 Syosset, NY 11791(1)

Consor Capital LLC	1,602,557	9.6
475 Gate Five Road, Suite 320 Sausalito, CA 94965(2)

Special Situations Private Equity Fund, L.P., et al	1,292,552	7.7
527 Madison Avenue, Suite 2600 New York, NY 10022(3)

Royal Capital Management LLC	2,632,055	15.8
623 Fifth Avenue, 24th floor New York, NY 10022(4)

Gruber & McBaine Capital Management LLC	1,022,648	6.1
50 Osgood Place-Penthouse San Francisco, CA 94133(5)

SRB Greenway Capital / Walker Smith Capital	1,009,196	6.0
300 Crescent Court, Suite 1111 Dallas, TX 75219 (6)

(1)	Based on our records as of March 31, 2008, the group comprising Knott Partners Offshore Fund (including Knott Partners Offshore Master Fund, Findeme LLC, Shoshone Partners, L.P., Common Fund Hedged Equity Co., Good Steward Trading Co., Matterhorn Offshore Fund and Mulsanne Partners, L.P.) owns 1,034,847 ADS’s and 270,450 warrants.

(2)	Based on our records as of March 31, 2008, the group comprising Consor Capital (including Consor Capital L.P., Consor Capital II, L.P., Consor Capital Savion, Joshua Huffard and Jay Huffard) owns 1,568,923 ADS’s and 33,634 warrants.

(3)	Based on our records as of March 31, 2008, the group comprising Special Situations Fund (including Special Situations Fund III QP, L.P., LJHS Company, SYM Partners, Special Situations Private Equity Fund L.P.) owns 1,048,186 ADS’s and 244,366 warrants.

(4)	Based on our records as of March 31, 2008, the group comprising Royal Capital Fund (including Royal Capital Value Fund L.P., Royalty Capital Value Fund, (QP) L.P., Royal Capital Value Fund, Ltd., Royal Capital Value Fund Ltd., II, Royal Capital LH Managed Account, LMASPC Segregated Portfolio for and on behalf of Nap Q) owns 2,576,931 ADS’s and 55,124 warrants.

(5)	Based on our records as of March 31, 2008, the group comprising Gruber & McBain International (including Gruber & McBaine Capital Management, LLC, Jon D. Gruber, J. Patterson McBaine, Eric B. Swergold, Gruber & McBaine International, Jon D. Gruber and Linda W. Gruber Trustees FBO Jon D. and Linda W. Gruber trust dated July 4, 2004 beneficially owned by Eric Swergold and Dawn Dobras, Trustees, Swergold Dobras Trust Dated August 1, 2000 beneficially owned by J. Patterson McBaine; Jon D. Gruber and J. Patterson McBaine are the managers, controlling persons and portfolio managers of Gruber & McBaine Capital Management, LLC) owns 984,174 ADS’s and 38,474 warrants.

(6)	Based on our records as of March 31, 2008, the group comprising SRB Greenway Capital (including SRB Greenway Capital L.P., SRB Greenway Capital (QP) L.P., SRB Greenway Offshore Operating Fund, L.P., HHMI Investments, L.P., Walker Smith Capital L.P., Walker Smith Capital (QP), L.P., Walker Smith International Fund Ltd.) owns 822,465 ADS’s and 186,731 warrants.
     Our major shareholders do not have voting rights that are different from other shareholders. All of the shares outstanding as of March 31, 2008 were held in the form of ADSs, which are traded on the NASDAQ Global Market under the symbol “CRGI.” We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person.
B. Related Party Transactions
      On December 26, 2006, we entered into an employment agreement with Michael Cookson, pursuant to which Mr. Cookson will be employed as our Chief Executive Officer. This agreement has a term of three years, and will automatically extend for successive one-year periods thereafter, unless either party elects not to renew the contract. We may not exercise our election not to renew the term of the agreement for a one-year renewal period (i) we are at the time party to an agreement, understanding or letter of intent pertaining to a change of control transaction, or (ii) during the 12-month period following a change in control (in each case as such term is defined in the agreement).

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
     In addition, under the agreement, Mr. Cookson was granted initial options to purchase 550,000 ADSs, and will be eligible, at the discretion of the Board, to receive additional performance options based on growth of our market capitalization, up to 1% of our total outstanding ADSs on the applicable grant date for each $75 million that fiscal year market capitalization exceeds base market capitalization (as defined in the agreement), up to a maximum of 4% of our total outstanding ADSs on the applicable grant date.
     During the year ended March 31, 2008, Mr. Cookson received no new shares of restricted stock. Mr. Cookson is also entitled to receive such other discretionary options or stock awards as the Board may determine, and is entitled to certain severance benefits as set forth in the agreement.
     On December 20, 2006, Cards Inc. Limited and Darren Epstein entered into a service agreement, pursuant to which Mr. Epstein is entitled to a basic salary of GBP 140,000 per year, to be reviewed by the Board on an annual basis. The term of the agreement will continue until terminated by either party giving the other party no less than six months’ notice in writing. In addition, Mr. Epstein is eligible for a performance-related bonus up to 100% of his basic salary, subject to meeting targets agreed with the company, which will be reviewed by the company from time to time, and is eligible to receive a car allowance of no less than GPB 10,680 per year. Mr. Epstein received no bonus for the year ending March 31, 2008. Mr. Epstein continues in his current capacity as Executive Vice President.
     On May 22, 2007, we entered into a Letter Agreement with Jack Lawrence in connection with Mr. Lawrence’s appointment as our Chief Financial Officer, Chief Operating Officer and General Manager, U.S. Pursuant to the letter agreement, Mr. Lawrence is entitled to a base salary of US$250,000, an agreement by us to grant Mr. Lawrence 100,000 stock options upon Board approval and an additional 50,000 stock options if we achieve certain objectives for the year ending March 31, 2008 Mr. Lawrence was granted and approved by the Board of Directors the additional 50,000 stock options.
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
     On November 9, 2007, we secured $976,560 of bridge financing (including $776,560 from officers, employees and directors) with an interest rate of 15% per annum and with an aggregate of 97,656 warrants with an exercise price of par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS). We converted approximately $473,763 of the bridge financing into ADSs at $2.03 per ADS and $200,000 at $1.00 per ADS. The remaining balance as of March 31, 2008 was $344,734, including accrued interest. Approximately one third of the principal amount of Michael Cookson’s note is still outstanding.

     On January 7, 2008, we finalized arrangements for a three-year asset based credit facility with Burdale Financial Limited (“Burdale”), a member of Bank of Ireland Group for a maximum credit availability of approximately $30 million. Alongside the Burdale financing, the Company’s existing lenders, Barclays Bank PLC, Ropart Asset Management Fund LLC (“RAM”) and Gateway Trade Finance LLC each agreed to extend the maturity of their existing credit facilities with the Company and Gateway agreed to provide up to $3.3 million of inventory financing for at least one year. In connection with the RAM extension, the Company granted RAM a warrant to purchase 200,000 American Depositary Shares (“ADS”) with an exercise price at par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS).
     On April 15, 2008, we terminated our agreement with Burdale Financial Limited and refinanced the Burdale credit facility with a more flexible $16 million accounts receivable financing facility with CoFace Receivables Finance Limited with a 75% availability, a funding period of 123 days, interest rate of 1.75% per annum and annual fees of approximately $80,000.
     On January 7, 2008, we closed a $2.2 million equity financing in a private placement of its ADSs to existing investors for $1.00 per ADS for a total of 2.2 million ADSs of which $200,000 was in exchange of existing indebtedness. We agreed to register the ADSs for resale with the SEC within 90 days. As of the date hereof, we have not registered these shares. In addition, pursuant to an exchange agreement dated December 21, 2007, in a private placement, we converted approximately $473,763 of existing indebtedness into approximately 233,381 ADSs at $2.03 per ADS (the closing NASDAQ per share price for our ADS on December 20, 2007).
     Pursuant to the Registration Rights Agreement dated as of December 20, 2006 as amended by the Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver, dated as of August 22, 2007, we are obligated to use commercially reasonable efforts to maintain the effectiveness of our Registration Statement filed on Form F-3 on April 19, 2007 and declared effective on June 22, 2007, until the earlier of the date all securities registered thereunder have been sold or may be sold pursuant to Rule 144(k). If sales of the registered securities cannot be made for any reason (including the failure to update the Registration Statement), but excluding the inability of an investor to sell their ADSs due to market conditions and except as excused pursuant to an allowed delay as described below, we will make pro rata payments to each affected investor as liquidated damages an amount equal to 2.0% of the aggregate amount invested by such investors in such registered securities for each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been declared effective. For not more than twenty (20) consecutive days or for a total of not more than 45 days in any 12 month period, we may delay the disclosure of material non-public information concerning the Company by suspending the use of the prospectus in the Form F-3 Registration Statement (an allowed delay).
     In December 2006, historical Corgi paid McGettigan Wick & Co. and Consor Capital LLC each $300,000 for services in connection with the December 2006 transactions and other consulting services, of which $150,000 was paid in ADSs at a value of $6.60 per ADS and the remaining $150,000 was paid in cash.
Item 8. Financial Information
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
     See Item 18 of this Annual Report, the contents of which are incorporated herein by reference.
Legal Proceedings
     We are involved in various legal proceedings arising out of our operations in the ordinary course of business.
     In September 2008, PopCo Classics (formerly Corgi Classics) Limited in the United Kingdom, had winding up petitions filed in the courts by three companies seeking repayment of outstanding debts in the aggregate amount of £537,648. The petitions will be heard on October 22, 2008. The ramifications of these proceedings may cause PopCo Classics to liquidate its assets in the United Kingdom. We have taken advice from an insolvency practitioner firm regarding these actions and have advised our two major secured lenders (Coface and Synergy) of the situation.

     On July 23, 2008, a lawsuit was filed against Corgi International Limited and Master Replicas by Pacific Industries Ltd in Los Angeles Superior Court. Pacific Industries has filed complaints for the recovery of debt of $2.9 million. We have retained Troy and Gould PC to represent us in these matters. If we cannot dismiss or settle this lawsuit, we may suffer a material adverse effect to our business.
Dividend Policy
     While we may pay dividends in the future, we currently intend to retain substantially all of our earnings for expansion of our operations in accordance with our business strategy. We did not declare a cash dividend or other dividend during the year ended March 31, 2008.
B. SIGNIFICANT CHANGES
We closed a number of significant transactions and effected certain management changes in the year ended March 31, 2008, including:
•	In May 2007, Mr. Denis Horton joined us as Managing Director, Europe, and in June 2007, Bob Esterbrook joined us as Finance Director, Europe. Effective July 1, 2007, Jack Lawrence became our new Chief Financial Officer, Chief Operating Officer and General Manager, U.S.

•	Effective August 22, 2007, we and the warrant holders amended the terms of the 1,070,654 warrants issued in December 2006 pursuant to an Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver, to reduce temporarily their exercise price from $7.80 per share to $5.00 per share if exercised by September 5, 2007. Any warrant holder exercising their warrants would be entitled to receive a new warrant on substantially the same terms as the existing warrants but with an exercise price of $6.00 per share. The terms of any warrant not exercised by September 5, 2007 will remain unchanged. Holders of 368,863 warrants took advantage of the amendment and exercised such warrants for approximately $1.844 million by September 5, 2007, and we issued 184,427 new warrants to such holders.

•	On November 9, 2007, we secured $976,560 of bridge financing (including $776,560 from officers, employees and directors) with an interest rate of 15% per annum and with an aggregate of 97,656 warrants with an exercise price of par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS). We converted approximately $473,763 of the bridge financing into ADSs at $2.03 per ADS and $200,000 at $1.00 per ADS. The remaining balance as of March 31, 2008 was $344,734, including accrued interest. Approximately one third of the principal amount of Michael Cookson’s note is still outstanding.

•	On January 7, 2008, we finalized arrangements for a three-year asset based credit facility with Burdale Financial Limited (“Burdale”), a member of Bank of Ireland Group for a maximum credit availability of approximately $30 million. Alongside the Burdale financing, our existing lenders, Barclays Bank PLC, Ropart Asset Management Fund LLC (“RAM”) and Gateway Trade Finance LLC each agreed to extend the maturity of their existing credit facilities with us and Gateway agreed to provide up to $3.3 million of inventory financing for at least one year. In connection with the RAM extension, we granted RAM a warrant to purchase 200,000 American Depositary Shares (“ADS”) with an exercise price at par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS).

•	On Monday, January 7, 2008, we closed a $2.2 million equity financing in a private placement of our ADSs to existing investors for $1.00 per ADS for a total of 2.2 million ADSs of which $200,000 was in exchange of existing indebtedness. We agreed to register the ADSs for resale with the SEC within 90 days. In addition, pursuant to an exchange agreement dated December 21, 2007, in a private placement, we converted approximately $473,763 of existing indebtedness into approximately 233,381 ADSs at $2.03 per ADS (the closing NASDAQ per share price for our ADS on December 20, 2007).

•	On March 15, 2008, Charles McGettigan became the new Chairman of the Board effective March 15, 2008. Our previous Chairman, John Clough remained on the Board until he resigned on October 6, 2008. In addition, we restructured the Board reducing the number of Directors from seven to five Directors. In order to effect this change, Leo Koulos and Darren Epstein made the decision to resign from the Board. Darren Epstein will continue as Executive Vice President. Mr. Tim Steel joined the Company’s audit committee and Mr. Daniel Widdicombe joined the Company’s compensation committee.

•	On March 13, 2008, the Board authorized us to offer the right to our existing directors and officers to convert into ADSs up to $500,000 of our indebtedness (principally in the form of accrued and unpaid board fees and expenses and short-term loans to the company), at the higher of the closing market price on March 13, 2004 or the closing of the conversion expected on or before March 21, 2008. In addition, the Board has reduced Board fees for Fiscal Year 2009, ending in March 2009, by 50%.

•	On April 8, 2008, we sold our Cards Inc. trading card distribution business to Esdevium for approximately US$2.25 million and approximately USD$0.7 million of inventory. As a result of this sale and pursuant to the terms of our purchase agreement with the shareholders of Cards Inc. Limited, the Company released to the former Cards Inc. shareholders 612,213 ADSs which had been held in escrow to cover certain representations and warranties under the purchase agreement.

•	On April 15, 2008, we terminated our agreement with Burdale Financial Limited and was able to refinance the Burdale credit facility with a $16 million accounts receivable financing facility with CoFace Receivables Finance Limited. The Company also resumed the production finance facility with Gateway Finance Inc. which allows additional capital for bringing products to market.

•	On May 2, 2008 we sold our Corgi collectibles die-cast business to Hornby Hobbies Limited , including the “Corgi” brand name and tooling, for consideration of approximately £7.5 million (or approximately US$15 million). In addition, the related existing inventory was sold for consideration of approximately £0.8 million or approximately US$1.6 million. The Corgi collectibles die-cast business was not profitable.

•	On May 2, 2008, we used the proceeds from the sale of the Corgi collectibles die-cast business to Hornby to repay our other lenders, Barclays Bank PLC and Ropart Asset Management Fund LLC, $3.8 million in the aggregate and to repay in part various other trade creditors.

•	On May 2, 2008, following information and consultation with our employees, we announced a global workforce reduction of approximately 82 employees or about 58% of our staff, a number of whom joined Hornby. This force reduction was completed in June of 2008, with a remaining employee base of 58 people.

•	On May 20, 2008, we ceased our relationship with Eisner LLP, our independent registered accounting firm. We have continued our relationship with our statutory auditors, Baker Tilly LLP, in Hong Kong and the United Kingdom.

•	On June 16, 2008, we received notice from the staff of The Nasdaq Stock Market, Inc. indicating that we were not in compliance with The Nasdaq Stock Market’s requirements for continued listing because, for the previous 30 consecutive business days, the bid price of our ADSs has closed below the minimum $1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”). We have until December 15, 2008 (180 days from June 16, 2008) to regain compliance with the Minimum Bid Price Rule. We can regain compliance with the Minimum Bid Price Rule if the bid price of our ADSs closes at $1.00 per share or more for a minimum of 10 consecutive business days before December 15, 2008. If compliance is not achieved by December 15, 2008, Nasdaq staff will provide written notification to us that our securities will be delisted. In the event that we receive notice that our ADSs are delisted, Nasdaq rules permit us to appeal any delisting determination by Nasdaq staff to a Nasdaq Listings Qualifications

Panel. In addition, the Nasdaq Marketplace Rules may permit the Company to transfer our ADSs to the Nasdaq Capital Market if our ADSs satisfy all criteria for initial inclusion on such market other than compliance with the Minimum Bid Price Rule. In the event such transfer were approved, the Nasdaq Marketplace Rules provide that we would be provided an additional 180 calendar days to comply with the Minimum Bid Price Rule while on the Nasdaq Capital Market.

•	On July 14, 2008 our audit committee engaged Burr, Pilger & Mayer LLP (BPM) as our independent registered public accounting firm. BPM is a regional accounting firm located in California and operating in the San Francisco Bay Area, with four offices located in San Francisco, San Jose, Palo Alto and Walnut Creek, California.

•	On August 14, 2008, the Warner Brothers Corporation announced the postponement of the Harry Potter and the Half-Blood Prince movie from November 2008 to July 2009. This change in the movie release date materially impacted the Company’s projected revenue and its ability to obtain financing. The late date of Warner Brother’s decision to postpone the movie also impacted our immediate cash flow due to investments in design, tooling, manufacturing, sales and marketing already taken place.

•	On September 30, 2008, we received notice from the NASDAQ Stock Market that we are not in compliance with the NASDAQ rule requiring that we maintain a minimum market value of publicly held securities of $50,000,000, if we do not regain compliance with this rule by December 24, 2008, our securities may be delisted.

•	On October 13, we received a letter from the Nasdaq Stock Market indicating that, as a result of Mr. Clough’s resignation from the Board on October 6, 2008, we no longer comply with Nasdaq’s independent director and audit committe requirements. We have until April 6, 2009 to regain compliance, or our securities will be delisted.
     We have also made stock incentive grants to our executive officers. Please see Item 6 – Directors, Senior Management and Employees – Compensation.
     Beginning in May of 2008, as a result of the Hornby transaction, we underwent a consultation process to identify redundancies in our U.K. operations. We have implemented and will continue to implement a program to eliminate certain redundancies in the year ending March 31, 2009.
Item 9. The Offer and Listing
A4. Historical Share Price Information
     The table below sets forth, for the periods indicated, the high and low market prices of our American Depositary Shares as reported by the NASDAQ Global Market. Each of our American Depositary shares represents one ordinary share, par value HK $3.00 per share.
     All numbers in the table below have been retroactively adjusted to reflect the six for one share combination that occurred on December 20, 2006.

	In U.S. Dollars
	High	Low
Year ending March 31, 2008	$6.29	$1.58
First quarter	$6.29	$4.60
Second quarter	$5.50	$3.23
Third quarter	$4.50	$1.70
Fourth quarter	$2.74	$1.58
Apr-08	$1.45	$0.92
May-08	$1.02	$0.59
Jun-08	$0.93	$0.65
Jul-08	$0.79	$0.60
Aug-08	$0.62	$0.32
Sep-08	$0.50	$0.19
October 2008 (through October 10)	$0.29	$0.15

	In U.S. Dollars
	High	Low
Year ending March 31, 2007	$7.40	$0.80
First quarter	$2.76	$1.90
Second quarter	$2.19	$1.05
Third quarter	$7.40	$0.80
Fourth quarter	$6.87	$4.80
Year ended March 31, 2006	$4.86	$2.60
First Quarter	$4.54	$3.52
Second Quarter	$4.86	$3.13
Third Quarter	$3.40	$2.65
Fourth Quarter	$3.50	$2.60
Year ended March 31, 2005 (full year)	$6.48	$4.10
Year ended March 31, 2004 (full year)	$9.34	$3.50
Year ended March 31, 2003 (full year)	$4.00	$1.10
B. Plan of Distribution
Not applicable.
C. Markets
     Our ADSs are currently listed for trading on the Nasdaq Global Market. However, our securities may be subject to delisting for failure to comply with Nasdaq rules regarding minimum bid price, minimum market value of publicly held securities, and independent director and audit committee requirements. See “Item 8B — Significant Changes.”

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
Voting requirements
     We are subject to the provisions of the Hong Kong Companies Ordinance, including its shareholder vote requirements. The shareholder vote requirements in the Hong Kong Companies Ordinance are generally more restrictive than the laws of most states of the United States and the shareholder vote listing requirements for the NASDAQ Global Market. For example, the Hong Kong Companies Ordinance generally prohibits a Hong Kong corporation from issuing additional shares of its capital stock without the approval of its shareholders (unless the issue is pro rata to its existing shareholders), unless the shareholders of the corporation approve at its annual general meeting a resolution permitting the corporation’s board of directors to issue authorized but unissued shares of that corporation at such time and in such a manner as the board of directors of the corporation may, in its discretion, deem fit, in which case such general authorization automatically lapses at the corporation’s next annual general meeting. As permitted by Rule 4350(a)(1) of the NASDAQ Marketplace Rules, we have elected to follow the shareholder vote requirements of the Hong Kong Companies Ordinance in lieu of the shareholder vote requirements contained in Rule 4350(j) of the NASDAQ Marketplace Rules.
C. MATERIAL CONTRACTS
     We are party to the following material contracts:
     Agreement and Plan of Merger dated October 4, 2006 among Master Replicas, Inc., Corgi International Limited and Lightsaber Acquisition Corp, incorporated by reference in our Form 6-K filed with the Commission on October 26, 2006. This agreement provides that Lightsaber Acquisition Corp., a subsidiary formed for purposes of effectuating the merger, will merge with and into Master Replicas, leaving Master Replicas as our wholly-owned subsidiary. The agreement calls for the issuance of our ADSs to the stockholders of Master Replicas according to a prescribed exchange ratio, the assumption of all of the outstanding options to purchase Master Replicas common stock and all of the outstanding warrants to purchase Master Replicas common stock and Master Replicas preferred stock, such options and warrants will become exercisable for our ADSs based on the same exchange ratio. Pursuant to this agreement, we issued 3,956,867 ADSs to the shareholders of Master Replicas (including the assumed pre-existing Master Replicas warrants to purchase 139,617 ADSs which were exercised on December 27, 2006), and assumed pre-existing Master Replicas options to purchase 918,053 ADSs and pre-existing Master Replicas warrants to purchase 20,314 ADSs.
     Share Purchase Agreement, dated November 2, 2006, among Mr. Darren Epstein, Mr. David Strelitz, Mr. Paul Freedman and Corgi International Limited, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. Pursuant to the terms of this agreement, we issued a total of 1,191,110 ADSs in a private placement transaction in consideration for the acquisition of all of the outstanding shares of Cards Inc. Limited. A total of 612,213 of the ADSs that we issued in this transaction are being held in escrow to cover certain representations and warranties of Cards Inc., including representations relating to revenues and earnings of Cards Inc. for 2008 and 2009.

     As a result of the Esdevium transaction, the shares held in escrow were released to Mr. Darren Epstein, Mr. David Strelitz, Mr. Paul Freedman.
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
     Employment Agreement dated as of December 26, 2006 by and between Corgi International Limited and Michael Cookson, incorporated by reference in our Form 6-K filed with the Commission on April 19, 2007. Please see “Item 7 — Related Party Transactions.”
     Stock Option Agreement Issued Pursuant to the Corgi International Limited Amended and Restated 1997 Equity Incentive Plan dated January 6, 2007 by and between Corgi International Limited and Michael Cookson, dated December 26, 2006, incorporated by reference in our Form 6-K filed with the Commission on April 19, 2007. Pursuant to this agreement, we granted Michael Cookson options to purchase 550,000 ADSs at a per ADS exercise price of $5.83. 137,500 ADSs will vest on December 26, 2007. Thereafter, the ADSs vest at the rate of 1/48 of the total number of ADSs covered by the option each month on the first day of each of the 36 months following the month of the one-year anniversary of December 26, 2006.
     Service Agreement dated December 20, 2006 between Cards Inc. Limited and Darren Epstein, incorporated by reference in our Form 6-K filed with the Commission on April 19, 2007. Please see “Item 7 — Related Party Transactions.”
     Employment Offer Letter dated May 22, 2007 between Corgi International Limited and Jack Lawrence, pursuant to which Mr. Lawrence will assume the role of Chief Operating Officer, Chief Financial Officer and General Manager U.S. See “ Item 7 — Related Party Transactions.”
     Receivables Finance Standard Terms and Conditions dated June 6, 2006, by and between Corgi International Limited and Coface Receivables Finance Limited. Pursuant to this agreement, the Company entered into an $8.7 million receivable discounting facility with Coface Receivables Finance Limited. The utilization of the receivable discounting facility will depend on actual sales levels.
     Gateway Financing Agreement by and between Master Replicas, Inc and Gateway Trade Finance, LLC, dated July 25, 2007. Pursuant to the terms of the agreement, Gateway, on an as needed basis, will provide financing to the Company in the form of sale of purchase orders, accounts receivable financings, inventory financings and other secured financings, term or revolving credit facilities. The aggregate amount of transactions in which Gateway will be involved at any one particular time is not to exceed $3.5 million, unless authorized by Gateway.
     Ropart Asset Management Fund LLC Agreement (“RAM”) agreed to extend the maturity of their existing credit facilities with the Company. In connection with the RAM extension, the Company granted RAM a warrant to purchase 200,000 American Depositary Shares (“ADS”) with an exercise price at par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS). The Ropart credit line and notes were paid in full with the Hornby sale proceeds on May 2, 2008 with additional late fees and interest of $2,229,204 and $676,310, respectively. The line is closed to any future borrowing.
     Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver between the Company and various warrant holders effective as of August 22, 2007. Pursuant to this agreement, certain warrant holders amended the terms of the 1,070,654 warrants issued in December 2006 to reduce temporarily their exercise price from $7.80 per share to $5.00 per share if exercised by September 5, 2007. Any warrant holder exercising their warrants would be entitled to receive a new warrant on substantially the same terms as the existing warrants, but with an exercise price of $6.00 per share. The terms of any warrant not exercised by September 5, 2007 remain unchanged. Holders of 368,863 warrants exercised such warrants for approximately $1.844 million by September 5, 2007. The Company issued 184,427 new warrants to such holders with an exercise price of $6.00 per ADS.

     Bridge Note Purchase Agreement by and among Corgi International Limited and the other parties signatories thereto, dated November 9, 2007. Pursuant to this agreement the Company had secured in $976,560 of bridge financing with an interest rate of 15% per annum and an aggregate of 97,656 warrants with an exercise price of par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS). The Company converted $473,763 of the bridge financing into ADSs at $2.03 per share and $200,000 at $1.00 per share.
     Equity Financing. Pursuant to this agreement, on January 7, 2008 the Company secured a $2.2 million equity financing in a private placement of ADSs to existing investors for $1.00 per ADS for a total of 2.2 million ADSs of which $200,000 was in exchange of existing indebtedness. The Company agreed to register the ADSs for resale with the SEC within 90 days. In addition, pursuant to an exchange agreement dated December 21, 2007, in a private placement, the Company converted approximately $469,854 of existing indebtedness into approximately 231,445 ADSs at $2.03 per ADS (the closing NASDAQ per share price for our ADS on December 20, 2007).
  Facility Agreement by and between Corgi International Limited and Burdale Financial Limited dated January 4, 2008. Pursuant to this agreement, the Company finalized arrangements for a three year asset based credit facility with Burdale Financial Limited (“Burdale”), a member of Bank of Ireland Group for maximum credit availability, approximately $30 Million with fixed and floating charges over all assets, at an interest rate of 3% plus LIBOR. This loan agreement was closed on April 15, 2008.
  2008 Coface Agreements. As of April 16, 2008, the Company’s Corgi Classics and Cards Inc. division had a revolving Invoice Discounting Agreement with Coface Receivables Finance Limited. This facility is for maximum borrowings up to the lesser of $16 million or 75% of the eligible accounts receivables based on the weekly levels of sales and customer payments of the Company’s United Kingdom entities. The interest rate is based on 1.75% plus LIBOR. The note is collateralized by all the assets of Corgi and Cards Inc.
  Asset Purchase Agreement by and among Cards Inc. Limited, Corgi International Limited, Darren Epstein, and Esdevium Games Limited, dated April 8, 2008. Pursuant to this agreement, the Company sold its Cards Inc trading card distribution business to Esdevium for approximately US$2.25 million and approximately US$700,000 of Inventory. As a result of this sale and pursuant to the terms of the Company’s purchase agreement with the shareholders of Cards Inc Limited, the Company released to the former Cards Inc shareholders 612,213 ADSs which had been held in escrow to cover certain representations and warranties under the purchase agreement.
  General Security Agreement by and between Corgi USA, Inc. and Gateway Trade Finance, LLC, dated September 12, 2007. Pursuant to this agreement, the Company utilizes production financing with Gateway Trade Finance, LLC (“GTF”). The commission costs are ..50% for each seven day period commencing the date of obligation. The interest rate is 1.5 % per annum plus fees and cost.
  Asset Purchase Agreement by and among Corgi Classics Limited, Corgi USA, Inc., Corgi International LTD., and Hornby Hobbies Limited, dated April 30, 2008. Pursuant to this agreement, the Company sold its Corgi collectibles die-cast business to Hornby Hobbies Limited (“Hornby”), including the “Corgi” brand name and tooling, for consideration of approximately £7.5 million (or approximately US$15 million). In addition, the related existing inventory will be sold for consideration of approximately £800,000 or approximately US$1.6 million.
  Term Facility Agreement by and between Popco Entertainment Limited and Synergy Global Finance Master Fund Limited, dated June 2008. Pursuant to this agreement, the Company executed a $5.0 million term loan agreement with Synergy Global Finance Master Fund Limited (“Synergy”). $3.0 million of this term loan facility was drawn in June 2008 and the remaining $2.0 million was drawn in July 2008. Both loans mature in twenty four months and are payable in equal monthly installments beginning thirteen months after the date of initial advance. In conjunction with the term loan agreement, the Company agreed to issue to Synergy five year warrants to purchase 500,000 shares at an exercise price of $3.0 Hong Kong dollars. Monthly interest payments are due at the rate of 1.5% per annum.
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
F. DOCUMENTS ON DISPLAY
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
     We had $12.4 million in variable rate debt outstanding at March 31, 2008. We do not currently hedge our interest rate exposure. Based on our current level of variable rate debt, we believe that our financial position, results from operations and cash flows would not be adversely affected if the applicable interest rate were increased one percent.
Raw Materials Price Risk
     If worldwide oil prices or zinc prices increase, our cost of sales could be expected to rise due to the related increase in the cost of petroleum-based products including plastic resins. The gross margin impact of such an increase in cost of sales could be partially offset by related price increases on new products that we introduce to the market.

Foreign Currency Exchange Rate Risk
     We are exposed to risk from changing foreign currency exchange rates. Our sales are denominated primarily in U.S. dollars, followed by GBP, HK dollars and Euros. Our expenses are denominated primarily in U.S. dollars followed by HK dollars, RMB, GBP and Euros. We are subject to a variety of risks associated with changes in foreign currencies. Any material increase in the value of the HK dollar, RMB, GBP or Euro relative to the U.S. dollar would increase our expenses and therefore would have a material adverse effect on our business, financial condition and results of operations. We had no derivative financial instruments as of March 31, 2008.
     Since 1983, the Hong Kong government has maintained a policy of linking the U.S. dollar and the Hong Kong dollar at an exchange rate of approximately HK$7.80 to US$1.00, with an exchange rate of HK$7.76 to US$1.00 as of October 12, 2007. There can be no assurance that this link will be continued, although we are not aware of any intention of the Hong Kong government to abandon the link. On July 21, 2005, the People’s Bank of China announced the end of the RMB peg to the U.S. dollar. The bank increased the value of the RMB to 8.11 to one U.S. dollar — a 2.1% increase in its value — and decreed that henceforth the RMB would trade within a narrow band of 0.3% each day against a basket of currencies. Eliminating the dollar peg is seen by some economists as a first step toward a free-floating, and stronger, RMB. Uncertainty exists as to whether the PBC new currency policy will support further appreciation of the RMB. We source most of our finished products in the PRC. The appreciation of RMB will increase our product costs and may reduce our sales, especially to U.S. and European distributors and retailers.
Item 12. Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has concluded, based upon its evaluation as of the end of the period covered by this report, that our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are not effective. In light of the difficult operating environment, we postponed the implementation of an integrated operational and financial system until the upcoming year. We are aware of the need to improve our disclosure controls and procedures to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. The controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

     We have evaluated all deficiencies identified during our assessment process. Using an aggregation methodology based on general ledger account, COSO framework and/or financial disclosure item, we have identified no specific material weaknesses in the design of our controls. However, we have identified several significant deficiencies in our internal controls over financial reporting.
     Based on our assessment, we do not have a system of effective internal controls over financial reporting. We have begun plans to significantly improve the internal controls over the course of the fiscal year ending March 31, 2009. Current plans include the complete replacement of the financial and operational systems.
Changes in Internal Controls
     We have completed the SOX 302/404 assessment of internal controls. In the second quarter of calendar year 2007, we commenced review of internal control documentation within our Hong Kong and U.S. operations. We have completed certain elements of the review effort while focusing on efforts related to integration. In compliance with the Sarbanes-Oxley Act of 2002, our SOX Section 302/404 compliance/readiness activities were initiated in mid 2008, with our first internal assessment of internal controls over financial reporting for the fiscal year ended March 31, 2008.
     Our assessment process included project planning, establishing high-level scope and risk assessment, identifying certain key relevant business and information technology processes, performing benchmark tests of design and conducting a cursory evaluation of operation effectiveness of relevant internal controls.
     We believe that the internal controls design assessment was performed in compliance with established PCAOB and other legislative requirements. We believe that our assessment process adequately evaluated the company’s internal control structure and procedures for financial reporting.
     We have evaluated all deficiencies identified during our assessment process. Using an aggregation methodology based on general ledger account, COSO framework and/or financial disclosure item, we have identified no specific material weaknesses in the design of our controls. However, we have identified several significant deficiencies in our internal controls over financial reporting.
     Based on our assessment, we do not have a system of effective internal controls over financial reporting. We have begun plans to significantly improve the internal controls over the course of the fiscal year ending March 2009. Current plans include the complete replacement of the financial and operational systems. We will continue to improve our processes and intend to comply with the full compliance standard set forth in Section 368(a).
Item 16A. Audit Committee Financial Expert
     The Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” (as defined in Part (b) of Item 16A of Form 20-F) serving on the Audit Committee.
Item 16B. Code of Ethics
     We have developed a Code of Conduct and Ethics Policy that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as all other employees, officers and directors of the Group. A copy of our Code of Conduct and Ethics Policy is available in the corporate governance section of our website at www.popcoltd.com/corporate.

Item 16C. Principal Accountant Fees and Services

	Year ended March 31,
	(in thousands)
	2007	2008
Audit fees billed (1)	$1,577,535	$863,441
Tax preparation fees (2)	$179,429	$20,570
Other (3)	—	$878,428
Total	$1,756,964	$1,762,439

(1)	For the years ended March 31, 2007 and March 31, 2008, these are fees for professional services performed by Burr, Pilger & Mayer, Eisner LLP, and Baker Tilly for the audit of our annual financial statements, preparation of our registration statement on Form F-3 and preparation of our annual report on Form 20-F.

(2)	For the years ended March 31, 2007 and March 31, 2008, these are fees for tax preparation for required state and federal filings for Burr, Pilger & Mayer and Baker Tilly.

(3)	Other includes Baker Tilly Corporate Finance billings, SOX planning and managements report on internal control over financial reporting.
     The Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services. The Audit Committee approved all of the audit and non-audit services relating to the fees listed above for the fiscal years ended March 31, 2007 and 2008.
Item 16D. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
There were no purchases of equity securities by us and affiliated purchases during the year ended March 31, 2008.
PART III
Item 17. Financial Statements
     In response to this item, the Company incorporates herein by reference the consolidated financial statements of the Company set forth on pages F-4 through F-33 hereto.
Item 18. Exhibits

Exhibit
No.	Exhibit Title
1.1	Memorandum of Association of the Company.(1)

1.2	Articles of Association of the Company.(2)

2.1	Form of Deposit Agreement by and among Corgi International Limited, The Bank of New York and Owners and Holders of American Depositary Receipts, dated March 5, 1997.(9)

2.2	Amended and Restated 1997 Equity Incentive Plan.(7)

2.3	Master Replicas Stock Option Plan.(13)

4.1	Securities Exchange Agreement, by and among Corgi International Limited and the other parties signatories thereto, dated April 30, 2008.*

4.2	Asset Purchase Agreement, by and among Cards Inc. Limited, Corgi International Limited, Darren Epstein, and Esdevium Games Limited, dated April 8, 2008.*

4.3	Asset Purchase Agreement, by and among Corgi Classics Limited, Corgi USA, Inc., Corgi International LTD., and Hornby Hobbies Limited, dated April 30, 2008.*

4.4	Bridge Note Purchase Agreement, by and among Corgi International Limited and the other parties signatories thereto, dated November 9, 2007.*

4.5	Form of Registration Rights Agreement dated as of December 20, 2006, by and among Corgi International Limited and the other parties signatories thereto.(10)

Exhibit
No.	Exhibit Title
4.6	Note and Warrant Purchase Agreement dated April 28, 2006, by and between Corgi International Limited and certain investors listed on the Schedule of Purchasers attached thereto.(8)

4.7	Form of Promissory Note issued by Corgi International Limited to the other parties to the Note and Warrant Purchase Agreement dated April 28, 2006.(8)

4.8	Form of Warrant issued by Corgi International Limited to the other parties to the Note and Warrant Purchase Agreement dated April 28, 2006.(8)

4.9	Share Purchase Agreement, dated November 2, 2006, between the Company and the shareholders of Cards Inc. Limited. (10)

4.10	Sale and Purchase Agreement, dated November 3, 2006, between the Company, Poundwell Limited, Zindart Manufacturing Limited, Dongguan Xinda Giftware Co., Ltd., Luen Tat Model Design Company Limited, Luen Tat Mould Manufacturing Limited and Onchart Industrial (BVI) Limited. (10)

4.11	Amendment and Waiver Agreement, dated November 15, 2006, among the Company, Master Replicas Inc. and LightSaber Acquisition Corp.(10)

4.12	Amendment and Waiver Agreement, between the Company and the investors party to the Note and Warrant Purchase Agreement, dated April 28, 2006.(10)

4.13	Second Amendment and Waiver Agreement, dated August 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement.(10)

4.14	Third Amendment and Waiver Agreement, dated November 16, 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement.(10)

4.15	Purchase Agreement, dated November 16, 2006, between the Company and the investors named therein. (10)

4.16	Agreement and Plan of Merger dated as of October 4, 2006, by and among Master Replicas, Inc., Corgi International Limited and LightSaber Acquisition Corp.(11)

4.17	Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver between the Company and various warrant holders effective as of August 22, 2007.(13)

4.18	Form of Warrant issued by Corgi International Limited to the other parties to the Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver between the Company and various warrant holders effective as of August 22, 2007.(13)

4.19	Receivables Finance Agreement, by and between Corgi Classics Ltd. and Coface Receivables Finance Limited, dated June 26, 2006.(13)

4.20	Receivables Finance Standard Terms and Conditions, dated June 6, 2006, by and between Corgi International Limited and Coface Receivables Finance Limited.(13)

4.21	All Assets Debenture by and between Corgi International Limited and Coface Receivables Limited.(13)

4.22	Purchasing Arrangement Agreement, by and between Corgi International Limited and Gateway Trade Finance, LLC, dated July 25, 2007.(13)

4.23	Employment Agreement by and between Corgi International Limited and Michael Cookson, dated December 26, 2006.(11)

4.24	Stock Option Agreement Issued Pursuant to the Corgi International Limited Amended and Restated 1997 Equity Incentive Plan, by and among Corgi International Limited and Michael Cookson, dated as of January 2007.(11)

4.25	Service Agreement by and between Cards Inc. Limited and Darren Epstein, dated as of December 20, 2006.(11)

4.26	Letter Agreement by and between Corgi International Limited and Jack Lawrence, dated May 22, 2007.(13)

4.27	Receivables Finance Standard Terms and Conditions, by and between Corgi Classics Ltd and Coface Receivables Finance Limited, dated April 16, 2008.*

4.28	Receivables Finance Agreement, by and between Cards Inc Ltd and Coface Receivables Finance Limited, dated April 16, 2008.*

4.29	Receivables Finance Standard Terms and Conditions, by and between Cards Inc Ltd and Coface Receivables Finance Limited, dated April 16, 2008.*

4.30	Receivables Finance Agreement, by and between Corgi Classics Ltd and Coface Receivables Finance Limited, dated April 16, 2008.*

4.31	General Security Agreement, by and between Corgi USA, Inc. and Gateway Trade Finance, LLC, dated September 12, 2007.*

4.32	Gateway Financing Agreement, by and between Master Replicas, Inc and Gateway Trade Finance, LLC, dated July 25, 2007.*

4.33	Term Facility Agreement, by and between Popco Entertainment Limited and Synergy Global Finance Master Fund Limited, dated June 2008.*

Exhibit
No.	Exhibit Title
8.1	List of subsidiaries*

12.1	Section 302 Certification of Michael Cookson*

12.2	Section 302 Certification of Jack Lawrence*

13.1	Section 906 Certification of Michael Cookson and Jack Lawrence*

23.1	Consent of Burr, Pilger and Mayer LLP for 2008*

23.2	Consent of Burr, Pilger and Mayer LLP for 2005*

*	Filed herewith

(1)	Incorporated by reference in our Registration Statement on Form F-1, as amended (File No. 333-17973).

(2)	Incorporated by reference in our Registration Statement on Form F-1, as amended (File No. 333-08134).

(3)	Incorporated by reference in our Annual Report on Form 10-K, filed June 29, 2000 (File No. 000-22161).

(4)	Incorporated by reference in our Quarterly Report on Form 10-Q, filed February 14, 2001 (File No. 000- 22161).

(5)	Incorporated by reference in our Quarterly Report on Form 10-Q, filed February 12, 2002.

(6)	Incorporated by reference in our Annual Report on Form 10-K, filed June 28, 2001.

(7)	Incorporated by reference in our Annual Report on Form 10-K, filed July 1, 2002.

(8)	Incorporated by reference in our Form 6-K, filed May 26, 2006.

(9)	Incorporated by reference in our Registration Statement on Form F-6 (File No. 333-08226), filed January 20, 1998.

(10)	Incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on November 20, 2006.

(11)	Incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on April 19, 2007.

(12)	Incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on October 26, 2006.

(13)	Incorporated by reference in our Form 20-F (File No. 000-22161) filed with the Commission on October 15, 2007.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CORGI INTERNATIONAL LIMITED
/s/ Jack Lawrence
Jack Lawrence

Chief Financial Officer, Chief Operating Officer and General Manager, U.S. (Principal Financial Officer)

Date: October 15, 2008

EXHIBIT INDEX

Exhibit
No.	Exhibit Title
1.1	Memorandum of Association of the Company.(1)

1.2	Articles of Association of the Company.(2)

2.1	Form of Deposit Agreement by and among Corgi International Limited, The Bank of New York and Owners and Holders of American Depositary Receipts, dated March 5, 1997.(9)

2.2	Amended and Restated 1997 Equity Incentive Plan.(7)

2.3	Master Replicas Stock Option Plan.(13)

4.1	Securities Exchange Agreement, by and among Corgi International Limited and the other parties signatories thereto, dated April 30, 2008.*

4.2	Asset Purchase Agreement, by and among Cards Inc. Limited, Corgi International Limited, Darren Epstein, and Esdevium Games Limited, dated April 8, 2008.*

4.3	Asset Purchase Agreement, by and among Corgi Classics Limited, Corgi USA, Inc., Corgi International LTD., and Hornby Hobbies Limited, dated April 30, 2008.*

4.4	Bridge Note Purchase Agreement, by and among Corgi International Limited and the other parties signatories thereto, dated November 9, 2007.*

4.5	Form of Registration Rights Agreement dated as of December 20, 2006, by and among Corgi International Limited and the other parties signatories thereto.(10)

4.6	Note and Warrant Purchase Agreement dated April 28, 2006, by and between Corgi International Limited and certain investors listed on the Schedule of Purchasers attached thereto.(8)

4.7	Form of Promissory Note issued by Corgi International Limited to the other parties to the Note and Warrant Purchase Agreement dated April 28, 2006.(8)

4.8	Form of Warrant issued by Corgi International Limited to the other parties to the Note and Warrant Purchase Agreement dated April 28, 2006.(8)

4.9	Share Purchase Agreement, dated November 2, 2006, between the Company and the shareholders of Cards Inc. Limited. (10)

4.10	Sale and Purchase Agreement, dated November 3, 2006, between the Company, Poundwell Limited, Zindart Manufacturing Limited, Dongguan Xinda Giftware Co., Ltd., Luen Tat Model Design Company Limited, Luen Tat Mould Manufacturing Limited and Onchart Industrial (BVI) Limited. (10)

4.11	Amendment and Waiver Agreement, dated November 15, 2006, among the Company, Master Replicas Inc. and LightSaber Acquisition Corp.(10)

4.12	Amendment and Waiver Agreement, between the Company and the investors party to the Note and Warrant Purchase Agreement, dated April 28, 2006.(10)

4.13	Second Amendment and Waiver Agreement, dated August 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement.(10)

4.14	Third Amendment and Waiver Agreement, dated November 16, 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement.(10)

4.15	Purchase Agreement, dated November 16, 2006, between the Company and the investors named therein. (10)

4.16	Agreement and Plan of Merger dated as of October 4, 2006, by and among Master Replicas, Inc., Corgi International Limited and LightSaber Acquisition Corp.(11)

4.17	Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver between the Company and various warrant holders effective as of August 22, 2007.(13)

4.18	Form of Warrant issued by Corgi International Limited to the other parties to the Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver between the Company and various warrant holders effective as of August 22, 2007.(13)

Exhibit
No.	Exhibit Title
4.19	Receivables Finance Agreement, by and between Corgi Classics Ltd. and Coface Receivables Finance Limited, dated June 26, 2006.(13)

4.20	Receivables Finance Standard Terms and Conditions, dated June 6, 2006, by and between Corgi International Limited and Coface Receivables Finance Limited.(13)

4.21	All Assets Debenture by and between Corgi International Limited and Coface Receivables Limited.(13)

4.22	Purchasing Arrangement Agreement, by and between Corgi International Limited and Gateway Trade Finance, LLC, dated July 25, 2007.(13)

4.23	Employment Agreement by and between Corgi International Limited and Michael Cookson, dated December 26, 2006.(11)

4.24	Stock Option Agreement Issued Pursuant to the Corgi International Limited Amended and Restated 1997 Equity Incentive Plan, by and among Corgi International Limited and Michael Cookson, dated as of January 2007.(11)

4.25	Service Agreement by and between Cards Inc. Limited and Darren Epstein, dated as of December 20, 2006.(11)

4.26	Letter Agreement by and between Corgi International Limited and Jack Lawrence, dated May 22, 2007.(13)

4.27	Receivables Finance Standard Terms and Conditions, by and between Corgi Classics Ltd and Coface Receivables Finance Limited, dated April 16, 2008.*

4.28	Receivables Finance Agreement, by and between Cards Inc Ltd and Coface Receivables Finance Limited, dated April 16, 2008.*

4.29	Receivables Finance Standard Terms and Conditions, by and between Cards Inc Ltd and Coface Receivables Finance Limited, dated April 16, 2008.*

4.30	Receivables Finance Agreement, by and between Corgi Classics Ltd and Coface Receivables Finance Limited, dated April 16, 2008.*

4.31	General Security Agreement, by and between Corgi USA, Inc. and Gateway Trade Finance, LLC, dated September 12, 2007.*

4.32	Gateway Financing Agreement, by and between Master Replicas, Inc and Gateway Trade Finance, LLC, dated July 25, 2007.*

4.33	Term Facility Agreement, by and between Popco Entertainment Limited and Synergy Global Finance Master Fund Limited, dated June 2008.*

8.1	List of subsidiaries*

12.1	Section 302 Certification of Michael Cookson*

12.2	Section 302 Certification of Jack Lawrence*

13.1	Section 906 Certification of Michael Cookson and Jack Lawrence*

23.1	Consent of Burr, Pilger and Mayer LLP for 2008*

23.2	Consent of Burr, Pilger and Mayer LLP for 2005*

*	Filed herewith

(1)	Incorporated by reference in our Registration Statement on Form F-1, as amended (File No. 333-17973).

(2)	Incorporated by reference in our Registration Statement on Form F-1, as amended (File No. 333-08134).

(3)	Incorporated by reference in our Annual Report on Form 10-K, filed June 29, 2000 (File No. 000-22161).

(4)	Incorporated by reference in our Quarterly Report on Form 10-Q, filed February 14, 2001 (File No. 000- 22161).

(5)	Incorporated by reference in our Quarterly Report on Form 10-Q, filed February 12, 2002.

(6)	Incorporated by reference in our Annual Report on Form 10-K, filed June 28, 2001.

(7)	Incorporated by reference in our Annual Report on Form 10-K, filed July 1, 2002.

(8)	Incorporated by reference in our Form 6-K, filed May 26, 2006.

(9)	Incorporated by reference in our Registration Statement on Form F-6 (File No. 333-08226), filed January 20, 1998.

(10)	Incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on November 20, 2006.

(11)	Incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on April 19, 2007.

(12)	Incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on October 26, 2006.

(13)	Incorporated by reference in our Form 20-F (File No. 000-22161) filed with the Commission on October 15, 2007.
Index to Financial Statements

F-2	Report of Independent Registered Public Accounting Firm
F-3	Report of Independent Registered Public Accounting Firm
F-5	Consolidated Balance Sheets as of March 31, 2007 and 2008
F-6	Consolidated statements of Operations for the years ended December 31, 2004, December 31, 2005, the three month period ended March 31, 2006, the year ended March 31, 2007 and the year ended March 31, 2008
F-7	Consolidated statements of stockholders’ equity for the years ended December 31, 2004, December 31, 2005, the three month period ended March 31, 2006, the year ended March 31, 2007 and the year ended March 31, 2008
F-8	Consolidated statements of Cash Flows for the years ended December 31, 2004, December 31, 2005, the three month period ended March 31, 2006, the year ended March 31, 2007 and the year ended March 31, 2008
F-10	Notes to the consolidated financial statements

Corgi International Ltd.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
Corgi International Limited
We have audited the accompanying consolidated balance sheet of Corgi International Limited and its subsidiaries (“the Company”) as of March 31, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corgi International Limited and its subsidiaries as of March 31, 2008 and the results of their operations and their cash flows for the year ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1, Basis of Presentation, to the consolidated financial statements, the Company has suffered reoccurring losses from operations, has a working capital deficiency, an accumulated deficit and negative cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management plans in regard to these matters are also described in Note 1, Basis of Presentation. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/S/ BURR, PILGER & MAYER LLP
San Francisco, California
October 15, 2008

Report of Independent Registered Public accounting firm
To the Board of Directors and Stockholders
Corgi International Limited
We have audited the accompanying consolidated statements of operations, stockholders’ equity and cash flow of Corgi International Limited, formerly Master Replicas Inc. (from an accounting perspective), for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the shareholders’ equity, results of operations and cash flows of Corgi International Limited, formerly Master Replicas Inc. (from an accounting perspective) as of and for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/S/ BURR, PILGER & MAYER LLP
San Francisco, California
October 15, 2007

Corgi International Ltd.
Consolidated Balance Sheets
As of March 31, 2007 and March 31, 2008.
CORGI INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEET

	March 31, 2007	March 31, 2008
ASSETS (NOTE 9)
Current assets:
Cash	$2,149,180	$718,245
Accounts receivable, net of allowance of $1,694,000 and $998,000 as of 3/31/2007 and 3/31/2008, respectively	11,462,229	8,634,140
Income tax receivable	354,850	1,340,958
Inventory, net	14,791,241	2,438,766
Prepaid expenses and other assets	5,301,552	1,904,993
Deferred tax assets	728,000	—
Assets held for sale	—	2,365,762

Total current assets	34,787,052	17,402,864

Property and equipment, net	620,151	199,222
Notes receivable	102,415	—
Tooling costs, net	4,466,970	385,388
Assets held for sale	—	7,351,543
Goodwill	14,639,284	9,612,172
Intangible assets, net	13,214,286	1,109,210
Restricted investments	—	322,634

Total assets	$67,830,158	$36,383,033

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Short term debt	$9,544,643	$12,459,060
Accrued expenses	10,685,502	10,148,126
Trade accounts payable	16,516,588	22,065,636
Income taxes payable	205,017	—
Current portion long term debt	329,992	—

Total current liabilities	37,281,742	44,672,822

Long term debt, net of current portion	659,984	—

	37,941,726	44,672,822
Stockholders’ equity
Ordinary Stock, authorized 20,000,000 shares, par value $0.384 (Hong Kong Equivalent HK $3), issued and outstanding 9,873,142 and 12,793,341, (including 612,213 shares held in escrow)	3,791,282	4,908,799
Additional paid-in capital	37,073,942	42,749,103
Accumulated deficit	(10,826,847)	(56,093,684)

Accumulated other comprehensive income (loss), net of tax	(149,945)	145,993

Total stockholders’ equity (deficit)	29,888,432	(8,289,789)

Total liabilities and stockholders’ equity (deficit)	$67,830,158	$36,383,033

The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Consolidated Statement of Operations
For the Periods Ended March 31, 2007 and March 31, 2008.
CORGI INTERNATIONAL LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS

		Three month
	Year ended	period ended	Year ended	Year ended
	December 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
Net sales	$47,194,243	$6,747,665	$35,497,317	$85,089,482

Cost of goods sold	31,109,570	4,095,489	28,140,004	71,632,147

Gross profit	16,084,673	2,652,176	7,357,313	13,457,335

Operating expenses
Administration, sales and marketing expenses	9,841,742	1,719,596	20,667,062	48,864,645
Impairment of intangible assets	—	—	—	8,275,921

(Loss) Income from operations	$6,242,931	$932,580	$(13,309,749)	$(43,683,231)

Other expense :

Interest expense	252,078	23,321	538,273	2,190,373
Change in fair value of derivative liability	—	—	380,000	—

(Loss) Income before (benefit) provision for income taxes	5,990,853	909,259	(14,228,022)	(45,873,604)

(Benefit) Provision for income tax	1,664,000	566,000	(965,178)	(606,767)

Net (loss) income	$4,326,853	$343,259	$(13,262,844)	$(45,266,837)

Other comprehensive income (loss), net of tax:

Foreign currency translation	—	—	(149,945)	295,938

Comprehensive (loss) income	$4,326,853	$343,259	$(13,412,789)	$(44,970,899)

(Loss) income per ordinary share
Basic	$115.57	$9.17	$(5.28)	$(4.22)

Diluted	$0.93	$0.07	$(5.28)	$(4.22)

Weighted average ordinary shares
Basic	37,440	37,440	2,511,103	10,718,436

Diluted	4,645,000	4,631,584	2,511,103	10,718,436

The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Consolidated Statement of Stockholders’ Equity
For the Periods Ended March 31, 2007 and March 31, 2008.
Corgi International Ltd.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2005, three months ended March 31, 2006, year ended March 31, 2007 and year ended March 31, 2008

							Accumulated
	Series A Convertible						other
	Preferred Stock		Ordinary Stock		Additional	Accumulated	comprehensive
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	income (loss)	Total
Balance of Members’ equity at January 1, 2005	319,528	528	32,503	$12,481	756,324	(2,234,106)	—	$(1,464,773)

Issuance of ordinary stock	—	—	4,937	1,896	(1,663)	—	—	233
Deferred stock-based compensation arising from options issued to employees	—	—	—	—	89,748	—	—	89,748
Net Income for year ended December 31, 2005	—	—	—	—	—	4,326,844	—	4,326,844

Balance at December 31, 2005	319,528	$528	37,440	$14,377	$844,409	$2,092,738	—	$2,952,052

Deferred Stock-based compensation arising from options issued to employees	—	—	—	—	183,222	—	—	183,222
Net Income three month ended March 31, 2006	—	—	—	—	—	343,259	—	343,259

Balance at March 31, 2006	319,528	$528	37,440	$14,377	$1,027,631	$2,435,997	—	$3,478,533

Stock-based compensation arising from options issued to employees	—	—	—	—	1,010,834	—	—	1,010,834

Issuance of ordinary stock for services	—	—	131,220	50,384	675,640	—	—	726,024

Preferred shares repurchased	(10,840)	(32)	—	—	(71,272)	—	—	(71,304)
Conversion preferred Series A and Series B	(308,688)	(496)	3,720,862	1,428,811	1,374,634	—	—	2,802,949

Exercise of stock warrants	—	—	139,617	53,613	12,735	—	—	66,348

Acquisition of Cards Inc. Limited	—	—	578,897	222,296	3,019,527	—	—	3,241,823
Deemed acquisition of Corgi International Limited	—	—	5,265,106	2,021,801	29,644,213	—	—	31,666,014
Conversion of Series B warrant liability to equity	—	—		—	380,000	—	—	380,000

Foreign currency translation adjustment	—	—	—	—	—	—	(149,945)	(149,945)

Net loss for year ended March 31, 2007	—	—	—	—	—	(13,262,844)	—	(13,262,844)

Balance at March 31, 2007	—	$—	9,873,142	$3,791,282	$37,073,942	$(10,826,847)	$(149,945)	$29,888,432

Stock-based compensation arising from options issued to employees	—	—	—	—	1,568,603	—	—	1,568,603

Stock options exercised	—	—	80,403	30,875	9,326	—	—	40,201

Fair value of warrants issued in connection with debt financing	—	—	—	—	500,000	—	—	500,000

Issuance of ordinary stock for services	—	—	14,166	5,440	70,348	—	—	75,788

Exercise of stock warrants	—	—	372,249	142,944	1,701,377	—	—	1,844,321
Equity financing (January 2008)	—	—	2,200,000	841,893	1,358,107	—	—	2,200,000

Equity financing (October 2007)	—	—	20,000	7,680	92,320	—	—	100,000

Conversion of bridge loans to stock	—	—	233,381	88,685	375,080	—	—	463,765

Foreign currency translation adjustment	—	—	—	—	—	—	295,938	295,938

Net loss for year ended March 31, 2008	—	—	—	—	—	(45,266,837)	—	(45,266,837)

Balance at March 31, 2008	—	$—	12,793,341	$4,908,799	$42,749,103	$(56,093,684)	$145,993	$(8,289,789)

The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Consolidated Statements of Cash Flows
As of March 31, 2007 and March 31, 2008.
CORGI INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Periods
	Year ended	Three month period ended	Year ended	Year ended
	December 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
Cash flows from operating activities:

Net (loss) income	$4,326,853	$343,259	$(13,262,844)	$(45,266,837)
Adjustments to reconcile net (loss) income to net cash used in operating activities:

Gain on disposal of fixed assets	3,971	—	—	(203,741)
Loss from impairment of intangible assets	—	—	—	8,275,921

Depreciation and amortization	965,997	150,157	3,281,426	8,118,127
Deferred tax asset	(935,975)	393,666	(194,691)	—

Stock compensation expense	89,748	183,222	1,010,834	1,568,603

Fair value of warrants issued in connection with debt financing	—	—	—	500,000

Ordinary stock issued for services	—	—	726,074	75,788

Derivative liability	—	—	380,000	—

Changes in operating accounts:

Accounts receivable	(6,082,287)	3,400,032	5,221,476	2,828,089

Income tax receivable	—	—	(354,850)	(986,108)

Deferred tax asset	—	—	—	728,000
Inventory — Including Assets Held for Sale	(5,465,862)	700,050	2,370,057	9,986,714
Prepaid expenses and other current assets	(440,466)	(104,984)	5,517,020	3,396,559

Other	(6,959)	—	—	—

Notes receivable long term	—	—	—	102,415

Restricted investments	—	—	—	(322,633)

Accrued other expenses	4,640,198	(3,226,172)	(5,579,712)	462,625

Trade accounts payable	4,577,879	(4,684,632)	1,221,941	5,549,047

Income tax payable	1,624,975	(750,321)	(874,564)	(21,403)

Net cash flows (used in) / provided by operating activities	3,298,072	(3,595,723)	(537,833)	(5,208,835)

Cash flows from investing activities:
Cash received in acquisition of Cards	—	—	42,823	—
Cash received in acquisition of Corgi	—	—	7,401,448	—
Purchase of property and equipment	—	(51,841)	(390,831)	(207,734)
Purchase of web site development costs	(321,674)	—	—	—

Costs incurred in acquisition	—	—	(2,074,899)	—
Tooling costs — Including Assets Held for Sale	(472,810)	(117,743)	(1,436,956)	(2,883,031)

The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Consolidated Statements of Cash Flows
As of March 31, 2007 and March 31, 2008.

	Fiscal Periods
	Year ended	Three month period ended	Year ended	Year ended
	December 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
Net cash (used in) provided by investing activities	(794,484)	(169,584)	3,541,585	(3,090,765)

Cash flows from financing activities:
Net proceeds / (payments) from line of credit	(150,000)	—	2,142,063	2,388,205
Repayment of debt assumed in acquisitions	—	—	(3,458,178)	—
Exercise of warrants for ordinary shares	—	—	—	1,844,321
Proceeds from issuance of standby notes	(150,000)	—	66,348	—
Proceeds from exercise of stock options	—	—	—	40,201
Proceeds from sale of ordinary shares to CEO	—	—	—	100,000
Proceeds from issuance of equity securities	—	—	—	2,200,000
Payments on capital lease obligations	(8,642)	—	—	—
Proceeds from inventory financing	(120,371)	—	—	—

Proceeds from sale of assets	754	—	—	—

Repurchase of preferred shares	—	—	(71,304)	—

Payments for purchase of stock	1,615,682	—	—	—

Net cash provided by / (used in) financing activities	$1,187,423	$—	$(1,321,071)	$6,572,727

Effect for foreign currency translation	0	0	(149,945)	295,938

Net (decrease) / increase in cash and cash equivalents	3,691,011	(3,765,307)	1,532,736	(1,430,935)

Cash at beginning of period	690,740	4,381,751	616,444	2,149,180

Cash at end of period	$4,381,751	$616,444	$2,149,180	$718,245

Supplemental disclosure of cash flow information:
Cash paid for interest	$125,494	$36,341	$298,359	$896,572

Cash paid for taxes	$975,686	$906,700	$1,013,203	—

Supplemental disclosure of non-cash Investing and financing activities

Issuance of common stock in connection with Cards acquisition	—		$3,241,823
Issuance of common stock and warrants in connection with Corgi acquisition	—		$31,666,014
Conversion of Series A and B Preferred shares to common shares	—		$2,802,949
Reduction in Goodwill and Accrued Expenses				$1,000,000
Conversion of Bridge Finance and Interest to stock				463,765
Fair value of warrants accounted for as interest				$500,000
Accrued expenses and goodwill were each reduced by $1 million during 2008 as the estimated liabilities associated with the December 2006 Merger were lower.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
1. Organization and Basis of Presentation
Corgi International Limited (the “Company”) is composed of the operations of Master Replicas, Inc. and the operations of Corgi International Limited and Cards Inc. Limited which were acquired for accounting purposes by Master Replicas, Inc. in December 26, 2006 (“ Merger”). All references to Corgi International Limited, Master Replicas, Inc. and Cards Inc. Limited refer to those entities prior to the Merger. The Company is a foreign private issuer for United States securities law purposes.
The legal form of the transaction was the merger of Corgi International Limited with Master Replicas, Inc. and the acquisition by Corgi International Limited of all of the outstanding shares of Cards Inc. Limited. For accounting purposes, Master Replicas, Inc. was deemed to be the accounting acquirer and, accordingly, Master Replicas, Inc.’s financial statements are now the historical financial statements of the Company. The statements of operations, stockholders’ equity and cash flows for the three months ended March 31, 2006 and the year ended December 31, 2005 represent the financial position, results of operations and cash flows of Master Replicas, Inc. The statements of operations, stockholders’ equity and cash flows for the year ended March 31, 2007 represent the financial position, results of operations and cash flows of Master Replicas, Inc. for the full year and the results of operations and cash flows of Corgi International Limited and Cards Inc. Limited for the period from the date of the Merger through March 31, 2007. The balance sheet as of March 31, 2008 and 2007 and the statements of operations, stockholders equity and cash flows for the year ended March 31, 2008 are for the combined entities.
All share and per share amounts for all periods presented prior to the Merger have been retroactively adjusted to reflect the legal capital structure of Corgi International Limited.
In April and May 2008, the Company sold substantial portions of the Cards Inc trading card business to Esdiveum Games Limited and the Corgi Classics die cast business to Hornby Hobbies Limited, respectively. Both acquiring entities are located in the United Kingdom. Total sales proceeds to be received are approximately $20.2 million. As a result of the sales, the Company recorded an asset impairment charge of $8.3 million in fiscal 2008 and classified the related assets as held for sale as of March 31, 2008.
Corgi International Limited has not legally changed its name and will not do so until it receives shareholder approval to amend the charter. Currently, the Company uses “ PopCo” as its brand name.
The Company designs, produces, markets and distributes licensed and unlicensed pop culture collectibles, gifts and toys ranging from high-end movie and television prop replicas to lower price-point gifts and toys. The Company markets its consumer products under two brands: Master Replicas and PopCo. The Company and its subsidiaries holds licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises and video game play; including Nintendo, James Bond, Star Trek, Ghostbusters, Igor, Halo, Sonic, The Golden Compass, Harry Potter, Disney Classics and The Beatles. The Company has partnered with Horizon Fuel Cell Technology to produce cutting edge technology integration with the production of the H2GO “the world’s first renewable resource radio control vehicle”. H2GO car was the 2008 winner of the Nuremberg Toy Fair.
Master Replicas Inc. was founded in 2003 and was a designer and marketer of movie and television prop replicas distributed on behalf of major entertainment licensing companies to direct consumers, retail and mass customers. Cards Inc. Limited was founded in 1989 and was a distributor of trading cards and pop culture memorabilia principally in the United Kingdom and Europe. Corgi International Limited was originally founded in 1956 in England and was a marketer of collectible die-cast models of trucks, buses, cars and airplanes with its principal markets in the United Kingdom and Northern Europe. Corgi International Limited was incorporated in Hong Kong as a Limited company under the Hong Kong Companies Ordinance in July 1977. The Company’s ADSs have been listed on the Nasdaq Global Market (formerly the Nasdaq National Market) since February 1997.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
Background to the Merger
On October 4, 2006, pursuant to an Agreement and Plan of Merger between the Master Replicas, Inc. and Corgi International Limited, and LightSaber Acquisition Corp. (a wholly-owned subsidiary of Corgi International Limited) (“Merger Sub”), Merger Sub agreed to acquire the outstanding common stock of Master Replicas, Inc. and merge with and into Corgi International Limited pending the completion of certain events.
The Merger included a Tax Indemnity Agreement under which the Company indemnified its shareholders against United Stated (“U.S.”) federal, state and local income taxes, interest and penalties resulting from failure of the Merger to qualify as reorganization as defined by section 368(a) of the tax code.
On November 1, 2006, Corgi International Limited entered into a binding purchase agreement with Cards Inc. Limited providing for the acquisition of all outstanding capital stock of Cards Inc. Limited (the “Cards Acquisition”). It was a condition to the Merger that the Cards Acquisition be consummated.
It was also a condition to the Merger that Corgi International Limited dispose of its factory and the related business. On November 3, 2006, Corgi International Limited entered into such an agreement with an unrelated third party.
Another condition to the Merger was that Corgi International Limited obtain a minimum of $10 million in gross proceeds from financing (the “Financing”) that would close in connection with the Merger. On November 15, 2006, Corgi International Limited signed a binding agreement to raise $17.6 million. On December 20, 2006, Corgi International Limited closed a private placement for the Financing for gross proceeds of approximately $17.6 million in exchange for approximately 2.67 million of Corgi International Limited’s ADSs and warrants to purchase an additional 800,000 of ADSs. The warrants’ exercise price was $7.80 per share.
On December 20, 2006, Corgi International Limited completed the Cards Acquisition for 1,191,110 ADSs, of which 612,213 ADSs were held in escrow until certain representations and warranties were resolved. They include representations relating to revenues and earnings of the Cards Inc. Limited business for 2008 and 2009. In April of 2008 the trading card division of Cards Inc. was sold causing the ADS in escrow to be released to the shareholders.
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
Basis of Presentation
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. This contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to maintain credit facilities adequate to support working capital requirements. The Company has suffered losses from operations, has a working capital deficiency, an accumulated deficit and has been generating negative cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern.
The Company continues to face difficult market conditions, which have caused significant operating losses and placed considerable pressure on the Company’s liquidity. The Company continues to work with its banks and private equity firms to attempt to provide adequate liquidity to support the business, but there can be no assurance that such cash will be available and if available, at what terms.
In the event that market conditions and demand for the Company’s products do not improve, resulting in operating losses and negative cash flows, the Company will be required to secure additional financing sources from lenders and/or other parties to fund its operations and obligations. There is no assurance that financing will be available on terms suitable to the Company. The Company may be required to dispose of certain of its businesses, perhaps at a significant discount to the carrying value, seek bankruptcy protection or commence liquidation or other administrative proceedings. The United Kingdom entities, PopCo Classics Limited (formerly Corgi Classics Limited) and Cards Inc., have received winding up petitions from their creditors and may be placed in bankruptcy.
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
Reclassifications
Certain amounts in the March 31, 2007 consolidated balance sheet have been reclassified to conform to the presentation used as of
March 31, 2008.
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

Corgi International Ltd.
Notes to Consolidated Financial Statements
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, cash in bank accounts, interest-bearing savings accounts, and certificates of deposit with an initial term of less than three months at the date of purchase.
Restricted Investment
The Company holds an interest bearing certificate with a term of thirty six months expiring December 2010. This certificate of deposit is held as collateral for a letter of credit retained by one of the Company’s licensors for future royalty payments.
Allowance for Doubtful Accounts
Bad debts are provided for based on management’s evaluation of outstanding accounts receivable. As of March 31, 2007 and March 31, 2008 the Company reserved approximately $1,694,000, and $998,000 respectively, for uncollectible accounts receivable. Bad debt expense for the year ended December 31, 2005, the three month period ended March 31, 2006, and the years ended March 31, 2007 and March 31, 2008 was approximately $0, $44,000, $442,000 and $515,000, respectively.
After all collection efforts are exhausted or an insolvency filing is received the actual customer account is removed from accounts receivable and adjusted to the allowance for doubtful account balance.
The Company performs credit evaluations of its customers and requires no collateral from its customers. The Company periodically checks the balance history, aging and reevaluates credit of its customers.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization is computed using the straight-line method based upon the estimated useful life of the assets, which range from three to five years.
Repairs and maintenance are charged to expense as incurred, costs of significant renewals and improvements are added to the depreciable base of the property.
Web Site Development
In accordance with Statement of Position 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, issued by the American Institute of Certified Public Accountants, the Company capitalized costs associated with Web development, or building of its Website. Costs incurred in the preliminary project stage were expensed as incurred. Costs incurred in the development stage were capitalized and included in property and equipment on the balance sheet. Costs incurred for maintenance are expensed as incurred. Capitalized costs are stated at cost and are amortized on a straight-line basis over the estimated useful life of two years.
Inventory
Inventory consists of finished goods and is valued at the lower of cost (first-in, first-out) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values.
The Company provides a reserve for obsolescence based on the determination of future demand forecasts and marketability. Reserves for obsolescence at March 31, 2007 and March 31, 2008 were approximately, $2,358,000 and $4,058,000, respectively.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
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
Revenue Recognition
The Company recognizes revenue when products are shipped and, in certain circumstances, when the products reach the destination as specified by the customer, which is when title is passed and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.
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
Taxes assessed by governmental authorities in the form of sales and value added taxes are presented in the income statement on a net basis, excluded from revenue.
Revenue from internet sales which commenced in 2004 amounted to approximately $5,535,000, $1,596,000, $4,965,000 and $6,381,000 for the years ended December 31, 2005, the three month period ended March 31, 2006, and the years ended March 31, 2007, and March 31, 2008, respectively.
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
Uncertain Tax Positions are accounted for effective April 1, 2007, the first day of fiscal year ended March 31, 2008 under the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a minimum recognition threshold of more-likely-than-not to be sustained upon examination that a tax position must meet before being recognized in the financial statements. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
Master Replicas Inc. is subject to federal tax in the Unites States plus multiple state jurisdictions. The Company and/or one or more of its subsidiaries is also subject to tax in the United Kingdom and Hong Kong. The Company does not believe that it has any material uncertain tax positions and as such the Company was not required to recognize a liability for adoption of FIN 48.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense was approximately $443,000, $223,000, $2,606,000 and $5,720,000 for the year ended December 31, 2005, the three month period ended March 31, 2006, and the years ended March 31, 2007 and March 31, 2008, respectively.
Freight and Shipping Costs
Freight costs that are incurred to ship products and materials to the fulfillment house are expensed as cost of goods when incurred. Freight-in for inventory is capitalized in the cost of inventory.
Shipping costs for internet sales are included in cost of goods and revenue. The amount included in revenue for the year ended December 31, 2005, the three month period ended March 31, 2006, and the years ended March 31, 2007 and March 31, 2008 was approximately $863,000, $163,000, $553,000 and $646,000, respectively.
Earnings per Ordinary Share
Basic (loss) earnings per ordinary share is computed in accordance with SFAS No. 128, Earnings Per Share, by dividing the net (loss) income by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) income per ordinary share is computed based on dividing the net (loss) income by the weighted average number of ordinary shares outstanding and giving effect to the dilutive potential of outstanding stock options and warrants to the extent the effect of including such securities were dilutive during the year.
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
Goodwill and Intangible Assets
Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company follows the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Goodwill acquired in a purchase business combination is determined to have an indefinite useful life, and is not amortized,but
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
instead tested for impairment at least annually. The goodwill at March 31, 2007 was the result of the Merger in December 2006. The Company undertakes its annual goodwill impairment analysis as of March 31 of each year.
SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144. The goodwill and intangible assets were valued on March 31, 2008 with the assumption that the Hornby and Esdevium purchase price reflected the fair value of the assets.
For the year ended March 2008 the goodwill and intangible assets were impaired by $4,027,000, and $4,249,000, respectively.
Provision for Returns
The accompanying financial statements include a provision for product returns of approximately $465,000, $606,000 and $1,911,000 at March 31, 2006, March 31, 2007 and March 31, 2008, respectively. These amounts are based on current sales and estimates of future returns. The estimates are derived from historical cost experience. This amount is deducted from accounts receivable in the accompanying balance sheets.
Concentrations of Credit Risk and Seasonality
The Company’s accounts receivable are subject to a concentration of credit risk with customers in North America, Hong Kong and the United Kingdom.
For the year ended March 31, 2008 one customer accounted for 12% of consolidated sales, and no other customer accounted for more than 10% of consolidated sales. As of March 31, 2008, one individual customer’s accounts receivable was 12% of total accounts receivable, and no other customer was more than 10% of accounts receivable. The top five customers at March 31, 2007 represented approximately 35% of total accounts receivable, while the top five customers at March 31, 2008 represented approximately 45%.
Customers make no binding long-term commitments to the Company regarding purchase volumes and make all purchases by delivering one-time purchase orders. Any customer could reduce its overall purchases of the Company’s products, reduce the number and variety of the Company’s products that it carries and the shelf space allotted for the Company’s products, or otherwise seek to materially change the terms of the business relationship at any time. Any such change could significantly impact the Company’s business and operating results. In addition, the loss of any one of its major customers would have a material adverse effect on the Company’s business, financial condition and results of operations. Further, several of the Company’s licenses apply to products that generate a large volume of sales. To the extent the Company is unable to maintain these licenses, the lost sales would have a significant impact on future sales.
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
The Company relies on several manufacturers, all based in the People’s Republic of China, to produce its products. Manufacturing alternatives may be available, but there can be no assurance that the Company will be able to find alternate quality producers on a timely basis, if at all. In addition, prices charged by the alternate vendors may be higher than charged by the Company’s current manufacturers. The related price increases could unfavorably impact the Company’s financial results.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
Sales of the Company’s products and its operating results are highly seasonal. Net sales and operating are customarily lower in the fourth quarter of the Company’s fiscal year. The accompanying statement of operations for the year ended March 31, 2007 includes the results of Corgi International Limited and Cards Inc. Limited for the date of the Merger, which therefore includes sales and operating results for those entities for only the fourth quarter of the fiscal year. Cost of good sold include product cost, freight, warehousing, fulfillment, royalty and tooling amortization. A significant amount of these costs are fixed in nature, and therefore cause significant variation in the Company’s gross profit percentage for each period, relative to sales volume.
The Company maintains cash balances at various U.S. financial institutions. Accounts at each U.S. institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At March 31, 2007 and March 31, 2008, the Company’s uninsured cash balance was approximately $920,000 and $93,000, respectively. At March 31, 2008, cash maintained in the United Kingdom was approximately $507,000 and cash maintained in Hong Kong was approximately $15,000, respectively.
Stock-Based Compensation
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
Recent Accounting Pronouncements
In July 2006, the FASB published FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for the Company’s fiscal year beginning April 1, 2007. The Company adopted this standard in the year ended March 31, 2008 with no impact.
On December 4, 2007, the FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations. SFAS Statement 141R will significantly change the accounting for business combinations; an acquiring entity will be required to recognize all the assets acquired and liabilities assumed at the acquisition fair date value with limited exceptions. SFAS Statement 141R also includes a substantial number of new disclosure requirements. SFAS Statement 141 applies to business combinations with a reporting period beginning on or after December 15, 2008. The revision of FASB Statement No. 141 is not expected to have a material impact on the Company’s consolidated financial position, results of operation or cash flows.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
On December 4, 2007 the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51. SFAS Statement 160 establishes new accounting and reporting standards for the non controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement required the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. SFAS Statement 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (early adoption is prohibited). The adoption of FASB Statement No. 160 is not expected to have a material impact on the Company’s consolidated financial position, results of operation or cash flows.
3. Acquisitions
In December 2006, for accounting purposes, Master Replicas, Inc. acquired Corgi International Limited and Cards, Inc. Limited in a series of conditional transactions accounted for as a reverse merger. The Company acquired 100% of the outstanding shares of Cards Inc. Limited and was deemed to have acquired 100% of the outstanding shares of Corgi International Limited. For accounting purposes, Master Replicas, Inc. was deemed to be the accounting acquirer. The acquisitions were treated as business combinations and accounted for under the purchase method of accounting. The results of operations of Corgi International Limited and Cards, Inc. Limited are consolidated with the results of operations from the date of the Merger.
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
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements

		Estimated
	Value	Useful Life
Trade Name	$4,800,000	8 Years
Customer Relationships	2,700,000	4 - 8 Years
Other	900,000	1 - 3 Years

Total	$8,400,000

The purchase price for Cards Inc. Limited does not include 612,213 ADSs that were issued June 2008, but held in escrow to be released upon achievement of certain levels of sales and profitability. Those shares have now been released from escrow. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed of Cards Inc. Limited at the date of the acquisition:

Cash	$43,000
Accounts receivable	4,750,000
Inventory	5,593,000
Fixed assets and tooling	250,000
Intangibles	5,700,000
Other assets	790,000
Liabilities	(15,254,000)
Goodwill	1,889,000

Purchase Price	$3,761,000

The purchase price for Cards Inc. Limited was determined as follows:

Value of shares at fair value (578,897 shares at $5.60 per share)	$3,242,000
Costs incurred*	519,000

Purchase Price	$3,761,000

*	Costs incurred were allocated 75% to the acquisition of Corgi International Limited and 25% to the acquisition of Cards Inc. Limited.

     The following table summarizes the portion of purchase price of Cards Inc. Limited allocated to certain intangible assets, and the estimated useful lives of those intangible assets, based on a valuation.

		Estimated Useful
	Value	Life
Supplier Relationships	$1,700,000	7 Years
Other	1,400,000	1 - 5 Years
Licensing Relationships	2,600,000	3 Years

Total	$5,700,000

The allocation of assets acquired and liabilities assumed for both acquisitions is based on a preliminary allocation and is subject to change.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
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

	For year ended	For year ended
	March 31, 2006	March 31, 2007
Net Sales	$105,588,000	$81,549,000
Operating loss	(9,311,000)	(39,342,000)

Net loss	(13,412,000)	(39,788,000)
Loss per ordinary share	$(1.40)	$(4.11)
4. Tooling Costs
Tooling Costs

	March 31, 2007	March 31, 2008
Tooling Costs	$8,320,482	$9,262,192
Accumulated Amortization	(3,853,512)	(6,038,671)

Total Tooling Costs	$4,466,970	$3,223,521
Less Assets Held For Sale — Tooling	—	(2,838,133)

Net Tooling Costs	$4,466,970	$385,388

Amortization expense was approximately $758,000, $103,000, $2,123,000 and $4,126,480 for the year ended December 31, 2005, the three month period ended March 31, 2006, and the years ended March 31, 2007 and March 31, 2008, respectively. Amounts for fully amortized tools no longer in service were removed from the accounts.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
5. Property and Equipment

	March 31, 2007	March 31, 2008
Computer Equipment	$345,750	$503,838
Furniture and Fixtures	303,261	550,661
Capital Lease Equipment	—	17,053
Tradeshow Booth	—	61,117
Software	—	156,778
Website Development	524,765	629,982
Automobiles	33,532	50,926

Total Property and Equipment	$1,207,308	$1,970,355
Accumulated Depreciation and amortization	(587,157)	(1,771,133)

Property and Equipment	$620,151	$199,222

Depreciation and amortization expense was approximately, $208,000, $47,000, $273,000 and $1,157,000 for the year ended December 31, 2005, the three month period ended March 31, 2006, and the years ended March 31, 2007 and March 31, 2008, respectively. Amounts for fully amortized Property and Equipment no longer in service were removed from the accounts.
6. Assets Held For Sale
Assets held for sales are summarized as follows:

	As of March 31, 2008
	Corgi Classics	Cards	Total
Inventory-total current assets held for sale	$1,619,490	$746,272	$2,365,762

Tooling	$2,838,133	$—	$2,838,133

Identifiable intangibles assets	4,062,100	451,310	4,513,410

Total long term assets held for sale	$6,900,233	$451,310	$7,351,543

The inventory and tooling assets have been classified on the balance sheet as held for sale as of March 31, 2008 in accordance with FASB statement 144, these assets were disposed of in April and May 2008. In accordance with FASB statement 144, Goodwill is not included in assets held for sale. The assets being disposed of do not meet the definition of discontinued operations and as such, the results of operations of this asset group are not separately disclosed on the statement of operations.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
7. Intangible Assets and Goodwill
Amortizable intangible assets and goodwill are summarized as follows:

		2008 Year	2008 Year
	March 31, 2007	Ended	Ended	March 31, 2008	Estimated
	Net Carrying	Amortization	Impairment	Net Carrying	Useful
	Value	Expense	Charge	Value	Life
Trade Names	4,931,250	675,000	120,000	4,136,250	5 to 8
Customer Relationships	4,933,036	1,467,857	3,032,143	433,036	2 to 8
Licensing Relationships	2,383,333	866,667	910,000	606,666	3
Other	966,667	333,333	186,666	446,668	1 to 3

Sub-Total	$13,214,286	$3,342,857	$4,248,809	$5,622,620

Less Assets held for sale				(4,513,410)

Total	$13,214,286	$3,342,857	$4,248,809	$1,109,210

		Purchase Price	2008 Impairment
	March 31, 2007	Adjustment	Charge	March 31, 2008
Goodwill	14,639,284	(1,000,000)	(4,027,112)	9,612,172
As of March 31, 2007, the cost basis of the intangible assets was $14.1 million and accumulated amortization was $885,714.

March 31, 2008
Impairment Charge Intangibles	4,248,809
Impairment Charge Goodwill	4,027,112

Total Impairment Charge	8,275,921

In April and May 2008 the Company sold substantial portions of the Corgi Classics die cast business and the trading card division of Cards Inc. Limited including intangible assets, for approximately $20.2 million. The sale resulted in a total impairment charge of $8,275,921 related to intangible assets and goodwill. Subsequent to March 31, 2008 the remaining balance of goodwill was written off when proceeds equal to the carrying amount was received in conjunction with sale of Corgi and Cards.
Amortization of intangibles assets for the years ended March 31, 2007 and 2008 were $886,000 and $3,343,000, respectively. March 31, 2007 amortization expense was calculated from the date of acquisition of Corgi International Limited and Cards Inc. Limited, which represented a period of approximately three months, and March 31, 2008 amortization expense was for the twelve month period of the combined entities.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
8. Accrued Expenses and Prepaid Expenses
Accrued expenses consist of the following:
Accrued Expenses

	March 31, 2007	March 31, 2008
Accrued Royalties	$2,638,974	$3,435,759
Accrued Professional Fees	1,886,211	1,823,554
Accrued Freight and Production Costs	1,813,050	1,556,480
Accrued Other	1,981,976	656,744
Accrued Property Tax	1,000,000	1,000,000
Accrued Finance Charges	521,566	96,306
Accrued Salaries and Related	474,858	1,344,271
Accrued Selling Expenses	368,867	235,012

	$10,685,502	$10,148,126

Prepaid expenses consist of the following:
Prepaid Expenses

	March 31, 2007	March 31, 2008
Prepaid Other	$1,606,110	$184,488
Prepaid Marketing	1,203,337	—
Prepaid Production	1,072,150	553,013
Prepaid Royalties	747,332	415,258
Prepaid Inventory	396,624	61,048
Prepaid Rent	275,999	341,695
Prepaid Property Taxes	—	349,491

Total	$5,301,552	$1,904,993

9. Long and Short Term Debt

	March 31, 2007	March 31, 2008
Burdale Financial Limited		6,556,307
Ropart Asset Management	2,142,063	2,942,243
Barclays Bank	3,155,411	2,602,818
Coface	4,209,000	—
Promissory Notes	—	344,734
Other	38,170	12,958

Total	$9,544,644	$12,459,060

On January 7, 2008, the Company finalized arrangements for a three year asset based credit facility with Burdale Financial Limited (“Burdale”), a member of Bank of Ireland Group for maximum credit availability of approximately $30 million with fixed and floating charges over all assets, at an interest rate of 3% plus LIBOR. This Burdale facility replaced the Coface facility described below. The Company’s existing short term debtors extended their debt agreements to accommodate the facility; Barclays Bank PLC, Ropart Asset
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
Management Fund LLC (“RAM”) and Gateway Trade Finance LLC. The Burdale notes had a balance of $6.6 million as of March 31, 2008. The credit line was closed and repaid on April 16, 2008 with $400,000 in legal and cancellation fees incurred. The credit facility was replaced with a new credit facility from CoFace described in Note 19.
As of March 31, 2007, the Company’s Corgi division had a revolving Invoice Discounting Agreement with Coface Receivables Finance Limited with an outstanding balance of $4,209,000. This facility is for maximum borrowings up to the lesser of $10 million or 75% of the eligible accounts receivables based on the weekly levels of sales and customer payments of the Company’s Corgi division in the United Kingdom. The interest rate is based on 1.75% plus LIBOR. The note is collateralized by all the assets of Corgi. The credit facility was terminated and repaid in full in January 2008.
In May of 2006, Master Replicas Inc. entered into a line of credit with Ropart Asset Management, II, LLC (“RAM”) for a $2,000,000 credit line with an added principal of $234,936 at an interest rate of 18% per annum. This agreement renews every six months in May and November. In the event of default, as defined, the interest rate will increase to 20%. The outstanding balance at March 31, 2008 totals $2,234,936 and is currently in default with a 20% interest rate effective May 2007. The line of credit is secured by a lien and security interest in all assets of the Company’s Master Replicas division. RAM is also a shareholder of the Company. The Company is also obligated to RAM for a promissory note bearing interest at 18% on March 1, 2008. The notes outstanding balance is $707,307 at March 31, 2008 and is included in short term debt as the note is in default and is due and payable. As of March 31, 2006 the notes outstanding balance was $989,976 of which $329,992 was included as a current liability and $659,984 was a long term liability. The total amount due to RAM under the line of credit and promissory note were paid in full by May 2008 with proceeds from the sale of Corgi assets. The line of credit was terminated simultaneously with repayment in May 2008.
As of March 31, 2008 and 2007, the Company’s Cards division had a short-term note with Barclays Bank in the amount of $2,602,818 and $3,155,411. The interest rate is 2.25% plus Bank of England base rate percentage (5.25% at March 31, 2008). The note is collateralized by all of the assets of the Company’s Cards division. The note also has a partial personal guarantee by Darren Epstein, Executive Vice President of the Company. The note was repaid in full in May 2008 with proceeds from the sale of Corgi assets (Note 19)
The Company entered into various bridge promissory notes issued to investors (including certain officers and directors) of the Company with a principle balance and interest due on March 31, 2008 of $344,744. The notes were issued in November 2007 and bear an interest rate of 15% per annum for the first 90 days and 25% per annum thereafter. The notes are unsecured and have a maturity date of one year. Interest expense for the year ended March 31, 2008 is $41,942 in regards to these notes. $659,960 of the notes have been converted into equity and $316,600 remains unpaid. Subsequent to March 31, 2008, $100,000 of the outstanding principle was converted to equity. The balance of the principle and interest remains unpaid.
The Company periodically utilizes production financing with Gateway Trade Finance, LLC (“GTF”) under the terms of their June 25, 2007 agreement. Under the agreement, GTF provides a letter of credit on behalf of the Company to contract manufactures to fund production costs. The Company pays interest on the letter of credit of 1.5% per month and must pay a commission of .50% of the letter of credit for each seven day period the letter of credit is outstanding. The letter of credit is secured by future receivables of the Company which are generated from the product being manufactured. As of March 31, 2008 there were no letters of credit outstanding. During the year ended March 31, 2008 the Company paid GTF commissions and interest of $603,430 and $188,120, respectively.
10. License Agreements
The Company markets a significant portion of its products with licenses from other parties. The Company has license agreements with entertainment, publishing and media companies; automotive and truck manufacturers and agricultural and construction vehicle and equipment manufacturers; among others. The
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
licenses are limited in scope and duration, and authorize the sale of specific licensed products generally on a nonexclusive basis. For the year ended December 31, 2005, the three month period ended March 31, 2006, and the years ended March 31, 2007 and March 31, 2008, net sales of the Company’s products with the licensed properties of Lucasfilm Ltd. (Star Wars) accounted for approximately 91%, 95%, 62% and 39% of the Company’s net sales. No other licensed property accounted for more than 15% of the Company’s total net sales for any of those periods. As of March 31, 2008, a significant number of the Company’s licenses require the Company to make minimum guaranteed royalty payments whether or not the Company meets specific sales targets. Aggregate future minimum guaranteed royalty payments as of March 31, 2008 are $5.9 million through 2012, with the individual license minimum guarantees ranging from $60 thousand to $1.8 million. The Company and its subsidiaries are party to over 15 license agreements, all of which are actively used in current product lines, with terms generally of two to three years. Any termination of or failure to renew the significant licenses, or inability to develop and enter into new licenses, could limit the Company’s ability to market products or develop new products and reduce sales and profitability. The Star Wars, Universal and Marvel licenses were terminated as of March 31, 2008. Over the next two years, license agreements in connection with several key licensed properties, including licenses for certain Spiderman, Halo, Golden Compass, Disney, Harry Potter, Star Trek and Igor products, are scheduled to expire. Within several license agreements, including Marvel, Golden Compass, Igor and possibly additional licenses, the Company failed to produce successful product to earn out the guaranteed payments on the license.
The Harry Potter movie initially scheduled to be released for the holidays in fiscal year 2009 has been delayed to fiscal year 2010 causing a significant loss of revenue for the Company for fiscal year 2009.
The Company’s license with Lucasfilm Ltd. for Star Wars products expired on December 31, 2007. Lucasfilm Ltd. had previously notified the Company that it was not willing to provide a new license on the terms proposed by the Company. The Company believed that it was not in the best interest of its shareholders to accept a new license on the terms proposed by Lucasfilm Ltd. and therefore the parties agreed not to renew the contract. The Marvel license was terminated for nonpayment of scheduled guarantees. The Halo license notified the Company they will not be renewing the license that expires December 31, 2008.
Royalty expenses for all licenses were approximately $6,800,000, $810,000, $3,025,000 and $8,189,000 for the year ended December 31, 2005, the three month period ended March 31, 2006, and the years ended March 31, 2007 and March 31, 2008, respectively.
As discussed in note 2 — summary of significant accounting policies, one of our licensors holds a letter of credit secured by our Certificate of Deposit amounting to $322,000 as of March 31, 2008.
As of March 31, 2008, approximate future minimum annual royalty commitments are as follows:

For the year ended March 31:
2009	$2,829,000
2010	2,705,125
2011	327,500
2012	60,000
2013	—

Total	$5,921,625

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

Corgi International Ltd.
Notes to Consolidated Financial Statements
12. Lease Commitments
The Company has entered into various lease agreements for office space. Approximate future minimum lease obligations at March 31, 2008 are as follows:

For the year ended March 31:
2009	$1,361,955
2010	929,535
2011	558,578
2012	311,017
2013	250,327

Total	$3,411,412

Rent expense was approximately $189,000, $47,000, $534,000 and $1,770,000 for the year ended December 31, 2005, the three month period ended March 31, 2006, and the years ended March 31, 2007 and March 31, 2008, respectively.
13. Income Taxes
Prior to the Merger the Company was subject to income taxes in the Unites States. Subsequent to the Merger, the Company, and certain of its subsidiaries, are subject to tax reporting in the United States, the United Kingdom and Hong Kong. For tax reporting purposes, Corgi International Limited was considered to be the parent. For the year ended March 31, 2008 and 2007, the loss before income tax benefit consisted of approximately $23 and $6.8 million generated in the Unites States, and $22.9 and $7.4 million generated by foreign operations. As of March 31, 2008, Corgi, Master Replicas and Cards are each filing their own stand alone tax returns. The tax year for Master Replicas is currently December 31. The Company is currently evaluating its tax requirements and determining the optimal way to file and report taxes in the future. As a result of the Merger, the ability to utilize future net operating losses in the United States may be limited due to the ownership change that has occurred with respect to each entity.
The income tax provisions (benefits) consisted of the following:
Income Taxes

	Year Ended	Three Months
	December 31,	Ended	Year Ended	Year Ended
	2005	March 31, 2006	March 31, 2007	March 31, 2008
Current:
Federal	$2,050,000	$250,000	$(820,070)	$(1,340,958)
State	550,000	110,000	49,583	—
Foreign	—	—	—	—

Total current	$2,600,000	$360,000	$(770,487)	$(1,340,958)

Deferred:
Federal	(721,000)	93,000	(194,691)	734,191
State	(215,000)	113,000	—	—
Foreign	—	—	—	—

Total Deferred	(936,000)	206,000	(194,691)	734,191

Total Tax (benefit)	$1,664,000	$566,000	$(965,178)	$(606,767)

The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
Income tax benefit of fiscal 2008 relates to losses incurred by Master Replicas and the carry back of such losses. The carry back resulted in a tax refund of $1.34 million that was received subsequent to March 31, 2008. The 2008 tax benefit generated by the loss carry back was reduced by approximately $734,000 due to the establishment of a 100% valuation allowance related to the deferred tax asset. The tax benefit for fiscal 2007 related to the carry back of the losses and establishment of a deferred tax asset selected to future estimated tax benefits.
The income tax provisions for the year ended December 31, 2005, the three month period ended March 31, 2006, the year ended March 31, 2007 and March 31, 2008 differ from the amounts computed by applying the statutory federal income tax rate to the consolidated income before income taxes, as follows:

	Year Ended	Three Months
	December 31,	Ended	Year Ended	Year Ended
	2005	March 31, 2006	March 31, 2007	March 31, 2008
Federal expense (benefit) computed at statutory rate	$2,037,000	$309,000	$(2,315,400)	(7,800,000)
State expense (benefit) at statutory rate	359,000	55,000	(612,900)	(2,050,000)
Foreign expense (benefit) at statutory rate	—	—	(2,299,580)	(6,600,000)
Increase (Decrease) resulting from:
Deferred tax valuation allowance	(732,000)	125,000	4,262,702	15,843,243
Adjustment to prior year	—	77,000	—

Provision (benefit) for income taxes	$1,664,000	$566,000	$(965,178)	$(606,767)

Significant components of the Company’s net deferred tax assets and liabilities are as follows:
Deferred Tax Assets and Liabilities

	March 31, 2007	March 31, 2008
Deferred tax assets:
Accruals and allowance	$863,000	2,400,000
Depreciation	1,169,000	500,000
Net Operating losses	13,072,000	21,100,000

Gross deferred tax assets	$15,104,000	$24,000,000
Less valuation allowance	(10,416,000)	(21,100,000)

Deferred Tax Liability: Intangible Assets	(3,960,000)	(2,900,000)

Total net deferred tax assets	$728,000	$—

In evaluating the ability to realize its net deferred tax assets, the Company considers all available evidence, both positive and negative, including past operating results, the existence of cumulative losses in the most recent fiscal years, tax planning strategies that are prudent and feasible, and forecasts of future taxable income. In considering sources of future taxable income, the Company makes certain assumptions and judgments which are based on the plans and estimates used to manage as of March 31, 2007, the underlying business of the Company. The cumulative Net Operating Loss for Corgi International Limited and Cards Inc. Limited as of March 31, 2007 is approximately $44,000,000. As of March 31, 2008 the cumulative net operating loss for Corgi International Limited and Cards is approximately $61.5 million. Master Replicas has an estimated net operating loss of approximately $4.5 million at March 31, 2008. A partial or full valuation allowance has been recorded against the gross deferred tax assets for all periods presented since management believes that after considering a number of
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
factors, including the positive and negative evidence regarding the realization of deferred tax assets, that it is more likely than not that a portion or all of these assets will not be realized. The portion of 2007 deferred tax assets which do not require a valuation allowance relates to current deferred tax assets of Master Replicas, Inc. which the Company can carry back to the year it paid taxes. The valuation allowance increased by approximately $10,416,000 and $10,684,000 for the years ended March 31, 2007 and 2008, respectively. The increase in the valuation allowance during 2007 was due primarily to the Merger as discussed in Note 1. The Company may be subject to limitation on the availability of net operating loss carry forwards in the United States due to changes in ownership.
As of March 31, 2008, the Company estimates it will receive approximately $1,340,000 primarily for Federal losses incurred by Master Replicas Inc. for the tax year ended December 31, 2007 which is expected to be carried back to the 2005 tax year when Master Replicas Inc. paid federal taxes.
14. Stock Option Plan
The Company has two stock incentive plans, the Amended and Restated 1997 Equity Incentive Plan dated December 6, 2007 and Master Replicas 2004 Stock Option/Restricted Stock Plan. In accordance with the Plans, the Company may grant stock options to directors, officers and key employees to purchase ADSs representing ordinary shares of the Company. On March 31, 2008, the total number of options authorized under all Plans is 2,493,089 with exercise prices varying from $0.17 to $41.25 per ADS. These options generally expire 10 years from the date of grant and generally vest over a four year period.
The fair value of each option granted is estimated on the grant date using the Black-Schools model. As of March 31, 2008, stock based compensation for unvested options which will be recognized in the future is approximately $3.5 million.
The following assumptions were made in estimating the fair value of options in those periods presented after adopting SFAS 123R “Share based payment” effective January 1, 2006:

	Three months ended	Twelve months ended	Twelve months ended
Assumptions	March 31, 2006	March 31, 2007	March 31, 2008
Dividend Yield	0%	0%	0%
Risk Free Interest Rate	4.70%	4.50%	4.50%
Expected life (in years)	5	5	4
Expected Volatility	100%	75%	75%
The Company estimated volatility based upon the Company’s limited equity transactions and the volatility that a similar industry company stock has undertaken. In the twelve months ended March 31, 2007, the expected life of the option was the legal life of the option. In the year ended March 31, 2008, the expected life was set at 4 years. The risk free interest rate is based upon government investment.
Stock based compensation charged to operations related to stock options was $183,000, $1,011,000 and $1,568,603 for the three months period ended March 31, 2006, and the years ended March 31, 2007 and March 31, 2008, respectively.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
Summary of Activity:

					Non-vested
		Available for	Options	Vested	Options
		Grant	Outstanding	Exercisable	Outstanding
Balance	January 1, 2006	195,093	742,147	365,767	376,380

Exercised		—	—	—	—
Vested		—	—	80,747	(80,747)
Cancelled		4,669	(4,669)	—	(4,669)

Balance	March 31, 2006	199,762	737,478	446,514	290,964

Granted		(1,342,757)	1,342,757	—	1,342,757
Exercised		—	—	—	—
Vested		—	—	206,067	(206,067)
Cancelled		32,846	(32,846)	(30,501)	(2,345)
Merger- increase in authorized		1,385,447	170,402	101,663	68,739

Balance	March 31, 2007	275,298	2,217,791	723,743	1,494,048

Granted		(420,000)	420,000	—	420,000
Exercised		80,403	(80,403)	(80,403)	—
Vested		—	—	555,785	(555,785)
Cancelled		491,865	(491,865)	(175,564)	(316,301)

Balance	March 31, 2008	427,566	2,065,523	1,023,561	1,041,962
     The weighted average grant date fair value of the 420,000 options issued during the year ending March 31, 2008 is $2.55 per option.
          Vesting Schedules:

					Weighted
			Weighted		Average	Intrinsic
			Average		Exercise	Values of
Vesting	Exercise	Number	Remaining Life	Number	Price of	Exercisable
Schedule	Price	Outstanding	in Years	Exercisable	Exercisable	Options	Term
	$0.165	1,209	8.25	739	$0.165	$1,222	10
	0.50	221,463	9.25	80,678	0.50	106,740	10
	0.55	486,795	9.25	365,096	0.55	464,921	10
	1.82	28,011	9.66	—	1.82	—	10

March 31, 2006		737,478	9.25	446,513		$572,883
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements

					Weighted
			Weighted		Average	Intrinsic
			Average		Exercise	Values of
Vesting	Exercise	Number	Remaining Life	Number	Price of	Exercisable
Schedule	Price	Outstanding	in Years	Exercisable	Exercisable	Options	Term
Market Value - $.11 per share
	$0.17	1,209	7.2	1,142	$0.17	$5,287	10
	0.50	212,120	8.3	123,737	0.50	532,069	10
	0.55	486,795	8.3	486,795	0.55	2,068,879	10
	1.82	28,008	8.7	12,448	1.82	37,095	10
	5.05	252,826	10	—	5.05	—	10
	5.50	185,160	8.9	70,191	5.50	—	10
	5.85	550,000	9.8	—	5.85	—	10
	6.45	182,919	9.4	—	6.45	—	10
	6.87	268,678	9.8	—	6.87	—	10
	9.24	3,246	5.4	3,246	9.24	—	10
	15.90	24,000	8.8	7,000	15.90	—	10
	18.18	5,000	5.8	5,000	18.18	—	10
	30.12	4,166	7.6	4,166	30.12	—	10
	30.60	8,333	7.8	4,687	30.60	—	10
	35.88	333	7.2	333	35.88	—	10
	40.50	3,332	1.8	3,332	40.50	—	10
	41.25	1,666	2.8	1,666	41.25	—	10

March 31, 2007		2,217,791	8.9	723,743		$2,643,330

Market Value - $4.80 per share

	$0.17	1,209	6.1	1,209	$0.17	$1,705	10
	0.50	66,477	7.2	61,876	0.50	69,347	10
	0.55	486,795	7.2	486,795	0.55	501,399	10
	1.82	14,004	7.6	11,272	1.82	—	10
	3.30	199,000	9.5	—	3.30	—	10
	5.05	153,021	8.9	39,792	5.05	—	10
	5.35	212,500	9.2	—	5.05	—	10
	5.50	97,976	8.5	35,390	5.50	—	10
	5.85	550,000	8.8	160,417	5.85	—	10
	6.45	182,919	8.3	182,919	6.45	—	10
	6.87	84,212	8.8	26,480	6.87	—	10
	9.24	3,246	4.4	3,246	9.24	—	10
	18.18	5,000	4.8	5,000	18.18	—	10
	30.12	4,166	6.5	4,166	30.12	—	10
	40.50	3,332	0.3	3,333	40.50	—	10
	41.25	1,666	1.8	1,666	41.25	—	10

March 31, 2008		2,065,523	8.4	1,023,561		$572,451

Market Value - $1.58 per share
15. Outstanding Stock Warrants
In connection with the Merger transaction described in Note 1, certain notes payable of $5.65 million in
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
principal were converted into 902,419 ADSs of ordinary shares of Corgi. In connection with these notes payable agreements entered into prior to the Merger, the Company had issued 270,716 warrants to purchase ADSs at an exercise price of $7.80. As of March 31, 2008 all these warrants are still outstanding and are exercisable through 2016.
As of March 31, 2006, Master Replicas, Inc. had outstanding warrants to purchase 72,561 shares of Common Stock to certain holders of Redeemable Series B preferred stock. The warrants were part of the 2004 convertible loan agreements. The convertible notes were converted to Redeemable Series B preferred stock in 2005 at an exercise price of approximately $0.002 per share. The warrants are exercisable any time before the termination date, which is the earlier of December 14, 2014 or five years after the repayment in full of the standby lines of credit owing to the warrant holders. The fair value of these warrants was estimated to be nominal on the date the initial convertible note payable agreement was entered into during 2005 and no separate value was assigned to these warrants. On December 27, 2006, 59,500 warrants were exercised. As of March 31, 2008, the Company had outstanding warrants to purchase 9,674 ADSs of Corgi at an exercise price of $0.402 per share.
As of March 31, 2006, the Company had outstanding warrants to purchase 10,276 shares of Series A convertible Preferred Stock at an exercisable price of $20.70 per share. The warrants were issued in conjunction with the conversion of notes payable to Series A preferred Stock in 2004. The warrants are exercisable at any time before the termination dates, ranging from May 17, 2009 to May 20, 2014. The fair value of these warrants was estimated to be $54,664 at the time of issuance. The fair value of the warrants were treated as a cost of conversion and recorded as paid in capital of the Series A Preferred Stock. Following the Merger, 3,022 warrants were forfeit as a condition of the Merger, while the remaining warrants were converted to warrants for ADSs in the new entity. As of March 31, 2008, the Company had outstanding warrants to purchase 7,254 ADSs of Corgi at an exercise price of $20.68 per share.
As of March 31, 2006, Master Replicas had outstanding warrants to purchase 80,119 shares of Series B Preferred Stock at an exercisable price of $0.80 per share. As of December 27, 2006, all of these warrants were exercised for cash and the shares converted to ADSs. As of March 31, 2006 the warrants were converted into Series B Preferred Stock which stock is not classified within the equity section of the balance sheet, the warrants to purchase shares of Series B Preferred were treated as a derivative liability and are recorded at fair value and adjusted to fair value at all reporting dates. The fair value of these warrants was de minims on the date of issuance. At the date of the Merger, the Company recorded a charge of $372,249 in the accompanying statement of operations related to the change in value of the derivative liability. Upon completion of the Merger, the warrants were converted into shares of the Company, and accordingly, the derivative liability was reclassified into equity.
On August 22, 2007, certain warrant holders amended the terms of the 1,070,654 warrants issued in December 2006 to reduce temporarily their exercise price from $7.80 per share to $5.00 per share if exercised by September 5, 2007. Any warrant holder exercising their warrants would be entitled to receive a new warrant on substantially the same terms as the existing warrants, but with an exercise price of $6.00 per share. The terms of any warrant not exercised by September 5, 2007 remain unchanged. Holders of 372,249 warrants exercised such warrants for approximately $1.844 million by September 5, 2007. The Company issued 184,427 new warrants to such holders with an exercise price of $6.00 per ADS.
On November 9, 2007, the Company had secured approximately $974,172 of bridge financing with an interest rate of 15% per annum and an aggregate of 128,837 warrants with an exercise price of par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS). The Company converted $463,763 of the bridge financing into 233,381 ADSs. As of March 31, 2008 the balance outstanding under the loans totaled $344,734. The Company recognized interest expense of approximately $150,000 in 2008 related to the fair value of the warrants.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
In connection with the Ropart Asset Management (“RAM”) loan extension, the Company granted RAM a warrant to purchase 200,000 ADSs with an exercise price at par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS). The Company recognized interest expense of approximately $350,000 in 2008 related to the fair value of the warrants.
Total warrants outstanding to purchase ADSs at March 31, 2008 totaled 1,241,984.
16. Stockholder Equity and Redeemable Preferred Series B Stock
Upon the execution of the Merger described in Note 1, all Series A and B preferred stock were converted into ordinary shares on a one for one basis. As a result of the redemption privileges that were given to the redeemable preferred Series B stockholders, these shares could not be considered and classified as permanent equity and were classified outside of shareholders equity for purposes of financial statement presentation for all periods presented prior to the Merger.
Pursuant to the Registration Rights Agreement dated as of December 20, 2006 as amended by the Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver, dated as of August 22, 2007, the Company is obligated to use commercially reasonable efforts to maintain the effectiveness of its Registration Statement filed on Form F-3 on April 19, 2007 and declared effective in June 2007, until the earlier of the date all securities registered thereon has been sold or may be sold pursuant to Rule 144(k). If sales of the registered securities cannot be made for any reason (including the failure to update the Registration Statement), but excluding the inability of an investor to sell their ADS due to market conditions and except as excused pursuant to an allowed delay as described below, the Company will make pro rata payments to each affected investor as liquidated damages an amount equal to 2.0% of the aggregate amount invested by such investors in such registered securities for each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been declared effective. For not more than twenty (20) consecutive days or for a total of not more than 45 days in any 12 month period, the Company may delay the disclosure of material non-public information concerning the Company by suspending the use of the prospectus in the Form F-3 Registration Statement (an allowed delay) and not incur liquidated damages.
During October 2007 the Company sold 20,000 shares for $100,000 in a private stock sale to the Company’s CEO.
On January 7, 2008, the Company secured a $2.2 million equity financing in a private placement of ADSs to existing investors for $1.00 per ADS for a total of 2.2 million ADSs of which $200,000 was in exchange of existing indebtedness. The Company agreed to register the ADSs for resale with the SEC within 90 days. As of the date hereof, these shares have not been registered with the SEC for resale.
17. Employee Benefit Plans and Employment Contracts
The employees of the Company are covered by different benefit plans. Employees of the Company’s Corgi division in the United Kingdom and the United States are entitled to join defined contribution and Safe Harbor plans managed by independent trustees in the United Kingdom and the United States after completing a probation period and meeting minimum plan requirements. The Cards Inc. Limited division in the United Kingdom does not participate in a pension plan. The Company arranged for its employees in Hong Kong to participate in a defined contribution plan managed by an independent trustee.
Total expense for all plans was approximately, $0, $13,000, $146,000 and $758,000 for the year ended December 31, 2005, the three month period ended March 31, 2006 and the years ended March 31, 2007 and March 31, 2008, respectively.
The Company has entered into various employment arrangements with four key executives in the company.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
The terms are summarized below:
•	On December 26, 2006, the Company entered into a three year employment agreement with Michael J. Cookson, pursuant to which Mr. Cookson will be employed as our Chief Executive Officer.

•	On December 20, 2006, Cards Inc. Limited and Darren Epstein entered into a service agreement, pursuant to which Mr. Epstein will be employed as our Executive Vice President.

•	On April 28, 2006, the Company entered into a Letter agreement with Denis Horton as Corgi Group Managing Director, Europe.

•	On May 22, 2007, the Company entered into a Letter Agreement with Jack Lawrence in connection with Mr. Lawrence’s appointment as Chief Financial Officer, Chief Operating Officer and General Manager North America.
The total combined executive compensation for base salary is $1,070,000. In addition, the Company Executives will have the opportunity to earn a performance based bonus of approximately 50% of salary for the year ended March 31, 2009. Permanent relocation costs of $100,000 were approved by the Board. The executive employment agreements include severance payments ranging from six months to one year of salary. Lastly, a combined total of 737,500 and 1,540,547 of stock options were granted to the executives listed above in 2007 and 2008.
Effective June 11, 2008 the Compensation Committee determined that it is in the Company’s best interests to make stock option awards to as Replacement Option Grants to certain employees so long as such employees agree to cancel their existing Corgi Option Grants in accordance with applicable laws and the Plan and pursuant to an Option Cancellation and Option Agreements to be prepared by the Company. The agreement cancelled and reissued 1,154,585 options at $0.81.
18. Earnings per Share
The following table sets forth the computation of basic and diluted loss per ordinary share:
Earnings per Share

	2005	2006	2007	2008
In thousands except per share amounts	(000)	(000)	(000)	(000)
Numerator for basic and diluted loss per ordinary share:
Net Income (loss)	4,327	343	(13,263)	(45,266)

Denominator:
Basic weighted average number of ordinary shares outstanding	37	37	2,511	10,718
Convertible Stock	3,720	3,720	—
Options and Warrants	888	875	—
Diluted weighted average number of shares	4,645	4,632	2,511	10,718
Basic and Diluted Income per common share:
Basic Earnings (loss)	116.00	9.17	(5.28)	(4.22)
Fully Diluted Earnings (loss)	0.93	0.07	(5.28)	(4.22)
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
As disclosed in note 1, the Merger provides for additional purchase price in the release of ordinary shares to the shareholders of Cards Inc. Limited, contingent upon attainment of certain amounts of earnings and approval by the Board of directors of the Company. For the purpose of the above 2007 and 2008 diluted income per share calculations, these 612,213 ADS subject to escrow have not been included because their inclusion would be anti-dilutive.
19. Segment Information
Subsequent to the Merger, the Company’s operations consist of Corgi, Master Replicas and Cards Inc. Corgi primarily consists of the design, marketing and distribution of die-cast products under its proprietary brand names. Master Replicas consists of the design, marketing and distribution of movie, video game play and television prop replicas. Cards Inc. Limited is a distributor of trading cards and pop culture memorabilia. Segment information is provided exclusively as of and for the year ended March 31, 2008 and 2007. Management evaluates performance of the segment based on profit or loss from operations before income taxes but not including corporate general and administrative expenses, interest income, interest expense and other non-operating income (loss).
The segment information is as follows (in thousands):
Net Sales

	2007	2008
2008 net sales consist of the following:
Master Replicas	$22,951	$23,579
Cards	4,080	28,671
Corgi	8,466	32,839

Total 2008 net sales	$35,497	$85,089

Net Loss

	2007	2008
Master Replicas	$(3,831)	$(21,001)
Cards	(1,844)	(9,634)
Corgi	(7,588)	(13,048)

Total (loss) from operations	$(13,263)	$(43,683)

Geographic analysis of net sales

	2007	2008
United States of America	$23,366	$25,270
France		5,044
UK	11,050	42,080
Other countries	1081	12,695

	$35,497	$85,089

The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
Reportable Segment Asset and Liabilities
The reconciliation of segment assets and liabilities is as follows:
Reportable Segment Assets and Liabilities

	2007 Geographical
	Location
	United	United
	States	Kingdom	Hong Kong	Total
Total assets:
Master Replicas	9,774	—	—	9,774
Cards	—	17,429	—	17,429
Corgi	2,559	36,046	2,022	40,627

Total assets	$12,333	$53,475	$2,022	$67,830

Total liabilities:
Master Replicas	6,401	—	—	6,401
Cards	—	16,044	—	16,044
Corgi	0	15,496	—	15,496

Total liabilities	$6,401	$31,540	$—	$37,941

Reportable Segment Assets and Liabilities

	2008 Geographical
	Location
	United	United
	States	Kingdom	Hong Kong	Total
Total assets:
Master Replicas	19,679	—	—	19,679
Cards	—	5,889	—	5,889
Corgi	1,316	9,146	353	10,815

Total assets	$20,995	$15,035	$353	$36,383

Total liabilities:
Master Replicas	16550	—	—	16,550
Cards	—	10,032	—	10,032
Corgi	782	9,301	8,008	18,091

Total liabilities	$17,332	$19,333	$8,008	$44,673

The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
Long-Lived Assets

2007 Geographical Location:

	United	United
	States	Kingdom	Hong Kong	Total
Long-Lived assets:
Master Replicas Inc.	27,393			27,393
Cards Inc. Limited		180	—	180
Corgi International Limited	—	4,365	3	4,368

Total long-lived assets	$27,393	$4,545	$3	$31,941

Long-Lived Assets

2008 Geographical Location:

	United	United
	States	Kingdom	Hong Kong	Total
Long-Lived assets:
Master Replicas Inc.	15,484			15,484
Cards Inc. Limited		—	—	—
Corgi International Limited	33	301	2	335

Total long-lived assets	$15,517	$301	$2	$15,819

The long lived assets represent property, equipment, tooling, intangibles and goodwill.
20. Subsequent Events
Since the end of fiscal 2008, Corgi closed a number of significant transactions:
•	On April 8, 2008, the Company sold its Cards Inc. Limited trading card distribution business to Esdevium for approximately US$2.25 million and approximately US$.7 million of inventory. As a result of this sale and pursuant to the terms of the Company’s purchase agreement with the shareholders of Cards Inc. Limited, the Company released to the former Cards Inc. Limited shareholders 612,213 ADSs which had been held in escrow to cover certain representations and warranties under the purchase agreement.

•	On April 15, 2008, the Company terminated its agreement with Burdale Financial Limited and refinanced the Burdale credit facility with a $16 million accounts receivable financing facility with CoFace Receivables Finance Limited with a 75% availability, a funding period of 123 days, interest rate of 1.75% per annum and annual fees of approximately $80,000.

•	On April 30, 2008, the existing directors and officers of the Company converted $602,018 of indebtedness of the Company (principally in the form of accrued and unpaid board fees and expenses and bridge loans to the company) into 316,844 ADSs.
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
•	On May 2, 2008 the Company sold its Corgi collectibles die-cast business to Hornby Hobbies Limited (“Hornby”), including the “Corgi” brand name and tooling, for consideration of approximately £7.5 million (or approximately US$15 million). In addition, the related existing inventory was sold for consideration of approximately £800,000 or approximately US$1.6 million.

•	On May 2, 2008, the Company used the proceeds from the sale of the Corgi collectibles die-cast business to Hornby to repay its other lenders, Barclays Bank PLC and Ropart Asset Management Fund LLC, $3.8 million in the aggregate and to repay in part various other trade creditors.

•	On May 2, 2008, the Company announced a global workforce reduction of approximately 65 employees or about 50% of its staff. This force reduction was completed in June of 2008, with a remaining employee base of 58.

•	In June 2008, the Company executed a $5.0 million term loan agreement with Synergy Global Finance Master Fund Limited (“Synergy”). $3.0 million of this term loan facility was drawn in June 2008 and the remaining $2.0 million was drawn in July 2008. Both loans mature in twenty four months and are payable in equal monthly installments beginning thirteen months after the date of initial advance. In conjunction with the term loan agreement, the Company agreed to issue to Synergy five year warrants to purchase 500,000 shares at an exercise price of $3.0 Hong Kong dollars. Monthly interest payments are due at the rate of 18% per annum. The loan is currently in default due to deficient asset levels and variance to the FY 2009 plan.

•	On June 16, 2008, Corgi received notice from the staff of The Nasdaq Stock Market, Inc. indicating that Corgi is not in compliance with The Nasdaq Stock Market’s requirements for continued listing because, for the previous 30 consecutive business days, the bid price of Corgi’s American Depository Shares (“ADSs”) has closed below the minimum $1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”). Corgi has until December 15, 2008 (180 days from June 16, 2008) to regain compliance with the Minimum Bid Price Rule. Corgi can regain compliance with the Minimum Bid Price Rule if the bid price of Corgi’s ADSs closes at $1.00 per share or more for a minimum of 10 consecutive business days before December 15, 2008. If compliance is not achieved by December 15, 2008, Nasdaq staff will provide written notification to Corgi that its securities will be delisted. In the event that Corgi receives notice that its ADSs are delisted, Nasdaq rules permit Corgi to appeal any delisting determination by Nasdaq staff to a Nasdaq Listings Qualifications Panel. In addition, the Nasdaq Marketplace Rules may permit the Company to transfer its ADSs to the Nasdaq Capital Market if the Company’s ADSs satisfy all criteria for initial inclusion on such market other than compliance with the Minimum Bid Price Rule. In the event such transfer were approved, the Nasdaq Marketplace Rules provide that the Company would be provided an additional 180 calendar days to comply with the Minimum Bid Price Rule while on the Nasdaq Capital Market.

•	In August 2008, the Company committed to Letters of Credit with production vendors financed with customer orders in exchange for a lien on the Company’s accounts receivable as an instrument in the production finance facility with Gateway Finance Inc. which allows additional capital for bringing products to market. The fees and interest in this arrangement range for 21% - 30% per annum.

•	On September 30, 2008, the company received notice from NASDAQ Stock Market that for the last 30 consecutive trading days, the Company’s American Depositary Shares (“ADS”) have not maintained a minimum market value of publicly held shares (“MVPHS”) of $5,000,000 as required for continued inclusion by Marketplace Rule 4450(a)(2) (the “Rule”). Therefore, in accordance with Marketplace Rule 4450(e)(1), the Company will be provided 90 calendar days, or until December 29, 2008, to regain compliance. If, at anytime before December 29, 2008, the MVPHS of the Company’s ADS is $5,000,000 or greater for a minimum of 10 consecutive trading days, Staff will provide written notification that the Company complies with the Rule. If the Company fails to comply with the Rule by December 29, 2008,
The accompanying notes are an integral part of the consolidated financial statements

Corgi International Ltd.
Notes to Consolidated Financial Statements
Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Staff’s determination to a Listing Qualifications Panel. The Company may want to apply to transfer its securities to The Nasdaq Capital Market. To transfer, the Company must satisfy the continued inclusion requirements for that market. If the Company submits a transfer application and pays the applicable listing fees by December 29, 2008, the initiation of the delisting proceedings will be stayed pending Staff’s review of the application. If Staff does not approve the Company’s transfer application, Staff will provide written notification that its securities will be delisted.

•	In September 2008, PopCo Classics Limited (formerly Corgi Classics Limited) was unable to pay certain vendors and was served with winding up petitions that may force PopCo Classics Limited into administration (bankruptcy) if settlement with these vendors is not met.

•	On October 6, 2008, John Clough resigned from the Board. On October 13, 2008, Nasdaq notified the Company that, as a result of Mr. Clough’s resignation, the Company no longer complies with Nasdaq’s director independence and audit committee requirement. If the Company does not regain compliance within 180 days of Mr. Clough’s resignation, its securities will be subject to delisting.

•	Subsequent to March 31, 2008, the Company granted 1,154,585 stock options while simultaneously cancelling stock options to purchase 1,154,585 number of shares.
21. Related Party Transactions
In December 2006, the Company paid McGettigan Wick & Co. and Consor Capital LLC, entities to the Company through the Company’s Board of Directors or through ownership of the Company’s shares, each $300,000 for services in connection with the December 2006 transactions and other consulting services, of which $150,000 was paid in ADSs at a value of $6.60 per ADS and $150,000 was paid in cash.
Darren Epstein the Executive Vice President of the Company had entered into personal limited guarantee by an individual on October 4, 2006 in the amount of $750,000 (375,000 GBP) with Barclays Bank to fund the operations of then (pre merger) Cards Inc. Limited. This loan and personal guarantee was paid by the Company in April 2008 in relation to closing the Burdale facility, releasing Darren Epstein from the original October 2006 agreement.
During the year ended March 31, 2008 Michael Cookson, CEO of the company, provided bridge financing and equity financing in the amounts of $300,000 and $100,000 respectively. Of the balances the Company repaid no amounts, however $200,000 of Bridge notes were converted to equity and is obligated to repay $100,000 as of March 31, 2008. No additional amounts have been received or paid since year end. Mr. Cookson received warrants to purchase 20,000 ADSs with an exercise price of HK$3.00 (U.S. $0.38) per ADS as part of the bridge loan.
The accompanying notes are an integral part of the consolidated financial statements